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Exhibit 99.2

Proxy 2016 Circular Vote your proxy in support of creating one of North America’s largest and most profitable waste services providers. Progressing Toward the Future May 26, 2016

2016 Proxy Circular

Progressive Waste Solutions

Progressing Toward the Future

May 26, 2016

Progressive
CAUTION
521004
Progressive
CAUTION
521009
521002

A LETTER FROM OUR CHAIRMAN Fellow Shareholders: It was an exciting and busy 2015 for all of us at Progressive. During the year, we stayed true to our core values and delivered on many of our objectives. Of Note in 2015 (All dollar amounts herein are U.S. dollars) 5 Acquisitions added high-quality and well-maintained assets in attractive markets Opened Canada’s largest renewable natural gas facility near Montreal which converts naturally occurring landfill gas into a renewable energy source that is an alternative to fossil fuels $1.926B consolidated revenues, up 1.1% year-over-year on a constant currency basis $150M free cash flow(B) generated $150M returned to shareholders through share repurchases under our normal course issuer bid and dividends

We are now embarking on the next stage of our journey. On January 18, 2016, we entered into an Agreement and Plan of Merger with Waste Connections, Inc. We are confident that this transaction will create significant long-term value for shareholders. Since our Merger announcement, our share price has already appreciated approximately 30%.

A LETTER FROM OUR CHAIRMAN We believe that the Merger is the right next step for Progressive and will allow us to strengthen our commitment to safety and operational excellence. About Waste Connections Waste Connections, Inc. (“Waste Connections”) is the premier provider of municipal solid waste services in mostly secondary and exclusive markets across the U.S. and is a leading provider of exploration and production (E&P) waste treatment, recovery and disposal services in the U.S. The Waste Connections executive management team, which will lead the combined company following completion of the Merger, has an outstanding record of creating substantial stockholder value over the past 18 years. In 2015, Waste Connections delivered its 12th consecutive year of positive stockholder return and, over the past ten years (as illustrated below), has outperformed key indices and its industry peer group. Waste Connections has demonstrated a commitment to increasing the return of capital to its stockholders through cash dividends and repurchases of shares of its common stock. 10-Year TSR (NYSE: WCN) Waste Connections Waste Management Republic Services S&P 500 S&P/TSX Composite Index As of 12/31/15 $400 289% 300 148% 129% 103% 200 53% 100 0 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 Waste Connections’ Financial Highlights: 2011–2015 ($ in thousands, except for dividends)20112012201320142015 Revenue 1,505,3661,661,618 1,928,795 2,079,1662,117,287 Adjusted EBITDA(A) 489,613528,419 657,002 717,078710,607 Adjusted Free Cash Flow(B) 254,792275,759 301,579 321,431342,987 Annual Dividend Payment0.3150.37 0.415 0.4750.535

Combination Creates an Industry Leader Together with Waste Connections, we will effectively double in size, creating an industry leader with more than $4 billion of combined revenue. Combined, we will have enhanced scale and a stronger financial profile. Below are some of the key strategic and financial benefits of the transaction: Expanded Operational Footprint The combined company will have pro forma annual revenue of approximately $4.1 billion and operate an integrated network of solid waste operations across North America. With combined operational footprints, we expect to leverage the resources, geographic reach and operational capacity of both companies to serve many more communities across the United States and Canada. Corporate HQ Regional HQ/Office Collection, Transfer and Recycling Operations Disposal/Landfill E&P Assets Meaningful Synergy Opportunities Diversified Revenue Streams Strong Financial Profile The Merger is expected to generate approximately $50 million in annualized SG&A cost savings within the first 12 months after closing, with the potential for additional upside over the long-term from operational and safety-related improvements and market rationalization. The combination of Waste Connections’ differentiated position in mostly secondary and exclusive U.S. markets with Progressive’s strong position in Canada and complementary U.S. markets is expected to result in high quality revenue, margin and free cash flow(B). The attractive credit profile of the combined company, along with sector-leading conversion of adjusted EBITDA(A) to adjusted free cash flow(B) will provide a solid foundation not only for our employees and communities, but also for the combined company to further enhance shareholder returns through additional growth opportunities and share repurchases. Additionally, the compelling free cash flow(B) characteristics of the combined company will support the continued payment of a quarterly dividend. It is anticipated that, following the completion of the Merger, the combined company will pay a quarterly dividend on the common shares of the combined company in the amount of $0.145 per common share.

Stronger Together Financial Highlights Estimated Combined Year 1 Fiscal 2015 Fiscal 2015 Revenue $1.9B $2.1B $4.1B Adjusted EBITDA(A) $480M $711M $1.25-1.3B Adjusted Free Cash Flow(B) $150M $343M $610M Operational Highlights Employees 7,900 7,200 15,000+ Customers ~3 Million ~3 Million 6 Million+ Collection Vehicles ~4,000 ~3,000 7,000+ Collection Operations 118 155 273 Transfer Stations 63 69 132 Landfills 31 62(1) 93 Recycling Facilities 34 37 71 24 24 Injection Wells 20 20 and Oil Recovery Facilities (A) Adjusted EBITDA, a non-U.S. GAAP financial measure, is provided supplementally because it is widely used by investors as a performance and valuation measure in the solid waste industry. For a reconciliation of this non-GAAP measure, please refer to filings made by Waste Connections and Progressive Waste with the U.S. Securities and Exchange Commission, including Waste Connections’ quarterly reports on Form 10-Q and its annual report on Form 10-K for the year ended December 31, 2015, as well as in Progressive Waste’s filings with the Canadian securities regulators. (B) Adjusted free cash flow is a term which does not have a standardized meaning prescribed by U.S. GAAP. For a reconciliation of this non-GAAP measure, please refer to filings made by Waste Connections and Progressive Waste with the U.S. Securities and Exchange Commission, including Waste Connections’ quarterly reports on Form 10-Q and its annual report on Form 10-K for the year ended December 31, 2015, as well as in Progressive Waste’s filings with the Canadian securities regulators. (1) Includes active Municipal Solid Waste (MSW), E&P and/or non-MSW landfills. E&P Liquid Waste E&P Waste Treatment Waste Connections and the E&P Industry Waste Connections is a leading provider of non-hazardous exploration and production (E&P) waste treatment, recovery and disposal services in several of the most active natural resource-producing areas of the U.S. Volume growth within E&P waste services has attractive incremental margin and free cash flow(B) characteristics. The positioning of these assets gives Waste Connections significant leverage to a recovery in crude oil prices and drilling activity.

We are confident that this is a winning combination that will secure a strong future for all of Progressive’s stakeholders. We’re encouraged that the transaction has been greeted by both companies’ shareholders with a favorable reception, which we believe has been reflected in the stock performance since the announcement. shares for each share of Waste Connections common stock as a result of the Merger and the number of Progressive common shares held by Progressive shareholders will remain unchanged. Finally, immediately following the Consolidation (or, where the Consolidation is not approved by our shareholders, immediately following the Merger), Progressive will amalgamate with a new, wholly owned subsidiary of Progressive, with the resulting amalgamated corporation electing to use the “Waste Connections, Inc.” name. Given the all-stock nature of the Merger, our shareholders will have a unique opportunity to participate in the significant near-and long-term upside potential as part of a more powerful combined company. Holders of shares of Waste Connections common stock (“Waste Connections stockholders”) will receive newly issued common shares in the capital of Progressive (“Progressive common shares”) as consideration under the Merger Agreement at an exchange ratio of 2.076843 Progressive common shares for every one (1) share of Waste Connections common stock (the “Exchange Ratio”). It is anticipated that shareholders of Progressive (“Progressive shareholders”) and Waste Connections stockholders, in each case as of immediately prior to the Merger, will hold approximately 30% and 70%, respectively, of the Progressive common shares immediately after completion Your Board of Directors has unanimously approved the Merger. It has determined, after consulting with its legal and financial advisors, and based in part on the unanimous recommendation of a Special Committee composed of three independent directors of Progressive, and the fairness opinions received from J.P. Morgan Securities LLC and BMO Nesbitt Burns Inc., that the Merger and the other transactions contemplated by the Merger Agreement are in the best interest of Progressive. The Board unanimously recommends that our Progressive shareholders vote in favor of the Merger and the other transactions contemplated by the Merger Agreement. of the Merger. I would like to thank everyone on the Progressive team — our loyal and hard-working employees and our committed and dedicated management and Board of Directors — who together have created value for our most important constituents, our customers and shareholders. Subject to the approval of Progressive shareholders at the Meeting, immediately after the Merger, Progressive also intends to implement a share consolidation whereby 2.076843 Progressive common shares outstanding will be converted to one (1) Progressive common share (the “Consolidation”). If the Consolidation is approved, after taking into account the effects of the Merger and the Consolidation, Waste Connections stockholders will effectively receive one (1) post-Consolidation Progressive common share for each share of Waste Connections common stock. The Merger is not conditional on Progressive shareholders approving the Consolidation of shares outstanding. In the event that the Merger is consummated but the Progressive shareholder approval of the Consolidation is not obtained, Waste Connections stockholders will receive 2.076843 Progressive common We look forward to completing the Merger with Waste Connections and are confident that the future of the combined company will be bright. Sincerely, James J. Forese Chairman of the Board

We are now embarking on the next stage of our journey. On January 18, 2016, we entered into an Agreement and Plan of Merger with Waste Connections, Inc. We are confident that this transaction will create significant long-term value for shareholders. Since our Merger announcement, our share price has already appreciated approximately 30%.

Your vote is very important regardless of the number of Progressive common shares you own. Our Annual and Special Meeting of Toronto, Ontario The Progressive board of directors unanimously Questions? If you have any questions about the Merger or the other transactions contemplated by the Merger Agreement, including the Consolidation, any of the other matters to be considered and voted on at the Meeting, the Meeting itself or the proxy materials, or if you need assistance submitting your form of proxy or voting your Progressive common shares or need additional copies of this document or the enclosed form of proxy, please contact: Kingsdale Shareholder Services 1.888.518.1556 (North American Toll Free) 416.867.2272 (Collect Outside North America) contactus@kingsdaleshareholder.com The accompanying Notice of Meeting and Circular provide a description of the transactions contemplated by the Merger Agreement, and include certain additional information to assist you in considering how to vote on, among other things, the resolutions approving the Merger and the other transactions contemplated by the Merger Agreement. You are urged to read this information carefully and, if you require assistance, to consult your tax, financial, legal or other professional advisors. Your vote is very important regardless of the number of Progressive common shares you own. If you are a registered Progressive shareholder (i.e., if your name appears on the register of Progressive shareholders maintained by or on behalf of Progressive) and you are unable to attend the Meeting in person, please complete, sign, date and return the accompanying form of proxy, as applicable, so that your Progressive common shares can be voted at the Meeting (or at any adjournments or postponements thereof ) in accordance with your instructions. To be effective, the enclosed form of proxy must be received by our transfer agent, Computershare Investor Services Inc. (according to the instructions on the proxy), not later than 10:00 a.m. (Eastern Time) on May 24, 2016, or, if the Meeting is adjourned or postponed, at least 48 hours (excluding weekends and statutory holidays in the Province of Ontario) before the new time of the adjourned or postponed Meeting. The deadline for the deposit of proxies may be waived or extended by the Chair of the Meeting at his or her discretion, Join Us Shareholders will be held: May 26, 2016 10 a.m. (Eastern Time) St. Andrew’s Club and Conference Centre 27th Floor, 150 King Street West Vote recommends that Progressive shareholders vote: FOR the Transaction Resolution FOR the Consolidation Resolution FOR the Incentive Plan Resolution FOR each of the Annual Resolutions without notice.

PROGRESSIVE WASTE SOLUTIONS LTD.
NOTICE OF ANNUAL AND SPECIAL MEETING
TO BE HELD MAY 26, 2016

        NOTICE IS HEREBY GIVEN that an annual and special meeting (the "Meeting") of shareholders ("Progressive shareholders") of Progressive Waste Solutions Ltd. ("Progressive" or the "Corporation") will be held at 10:00 a.m. (Eastern Time) on May 26, 2016 at the St. Andrew's Club and Conference Centre, 150 King Street West, 27th Floor, Toronto, Ontario, for the following purposes:

  (a)
  to consider and, if thought advisable, pass, with or without variation, an ordinary resolution authorizing and approving the Agreement and Plan of Merger dated as of January 18, 2016 (the "Merger Agreement", a copy of which is included as Schedule B to the management information circular (the "Circular") accompanying this Notice of Meeting) by and among Progressive, Water Merger Sub LLC ("Merger Sub") and Waste Connections, Inc. ("Waste Connections"), and the transactions contemplated by the Merger Agreement, including:

  (i)
  the proposed business combination involving the Corporation, Waste Connections and Merger Sub (the "Merger");

  (ii)
  the issuance by Progressive of such number of common shares in the capital of Progressive ("Progressive common shares") as is necessary to complete the Merger; and

  (iii)
  the assumption by the Corporation of certain outstanding stock-based awards of Waste Connections;

    all as more particularly detailed in the accompanying Circular (the "Transaction Resolution");

  (b)
  conditional upon the approval of the Transaction Resolution, to consider and, if thought advisable, pass, with or without variation, a special resolution approving a consolidation (the "Consolidation") of the issued and outstanding Progressive common shares on the basis of one (1) Progressive common share on a post-Consolidation basis for every 2.076843 Progressive common shares outstanding on a pre-Consolidation basis, subject to, and immediately following, the completion of the Merger (the "Consolidation Resolution");

  (c)
  conditional upon the approval of the Transaction Resolution, to consider and, if thought advisable, pass, with or without variation, an ordinary resolution authorizing and approving the adoption by the Corporation of a new equity incentive plan (the "New Incentive Plan"), a copy of which is included as Schedule J to the Circular, and the reservation for issuance under the New Incentive Plan of 10,384,215 Progressive common shares (5,000,000 Progressive common shares if the Consolidation is effected), in each case subject to, and immediately following, the completion of the Merger (the "Incentive Plan Resolution");

  (d)
  to receive the consolidated financial statements of the Corporation for the year ended December 31, 2015 and the report of the auditors thereon;

  (e)
  to appoint auditors of the Corporation and to authorize the directors of the Corporation to fix the remuneration of the auditors;

  (f)
  to elect the board of directors of the Corporation; and

  (g)
  to transact such other business as may properly come before the Meeting and any and all postponements or adjournments thereof.

        Resolutions (e) and (f) are referred to collectively as the "Annual Resolutions".

        Specific details of the matters proposed to be put before the Meeting are set forth in the Circular that accompanies this Notice of Meeting. The full text of the Transaction Resolution, the Consolidation Resolution and the Incentive Plan Resolution are attached as Schedule A to the Circular.

        Neither the completion of the Merger nor the approval of the Transaction Resolution is conditional on the approval of the Consolidation Resolution, the Incentive Plan Resolution or the Annual Resolutions that Progressive shareholders are being asked to consider. If the Transaction Resolution is not approved by Progressive shareholders at the Meeting, the Consolidation Resolution and the Incentive Plan Resolution will not be proceeded with or voted on at the Meeting.

        The items of business listed above, the Merger and the Merger Agreement are described in detail in the accompanying Circular of which this Notice of Meeting forms a part. Progressive will transact no other business at the Meeting except such business as may properly be brought before the Meeting or any adjournment or postponement thereof.

        This Notice of Meeting and the accompanying Circular are available on the Corporation's website (www.progressivewaste.com) and on SEDAR at www.sedar.com or EDGAR at www.sec.gov.

        The board of directors of Progressive has unanimously determined that the business combination with Waste Connections and the other transactions contemplated by the Merger Agreement, including the Consolidation and the adoption of the New Incentive Plan, and the other matters to be considered and voted on at the Meeting, are in the best interests of Progressive. Accordingly, the Progressive board of directors unanimously recommends that Progressive shareholders vote FOR the Transaction Resolution, FOR the Consolidation Resolution, FOR the Incentive Plan Resolution and FOR each of the Annual Resolutions.

        Registered holders of Progressive common shares at the close of business on April 15, 2016 are entitled to attend and vote in person or by proxy at the Meeting and any adjournment or postponement thereof. Registered holders of Progressive common shares who are unable to attend the Meeting should complete, sign and return the enclosed form of proxy. To be valid, proxies must be received by the Corporation's transfer agent, Computershare Investor Services Inc., not later than 10:00 a.m. (Eastern Time) on May 24, 2016 or, if the Meeting is adjourned or postponed, at least 48 hours (excluding weekends and statutory holidays in the Province of Ontario) before the new time of the adjourned or postponed Meeting. The deadline for the deposit of proxies may be waived or extended by the Chair of the Meeting at his or her discretion, without notice. Proxies may be returned by facsimile to 1-866-249-7775 (416-263-9524 from outside North America) or by mail (a) in the enclosed envelope, or (b) in an envelope addressed to Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1.

        Beneficial (non-registered) holders of Progressive common shares who receive these materials through their broker, bank, trust company or other intermediary or nominee should follow the instructions provided by their broker, bank, trust company or other intermediary or nominee.

        Your vote is important. Whether or not you expect to attend in person, you should authorize a proxy to vote your shares as promptly as possible so that your Progressive common shares may be represented and voted at the Meeting.

        If you have any questions about the information contained in this Notice of Meeting and the accompanying Circular or require assistance in completing your proxy, please contact Progressive's proxy solicitation and information agent, Kingsdale Shareholder Services, by telephone at 1-888-518-1556 (North American Toll Free) or 416-867-2272 (Collect Outside North America), or by email at contactus@kingsdaleshareholder.com.

DATED at Vaughan, Ontario this 12th day of April, 2016

BY ORDER OF THE BOARD OF DIRECTORS
(Signed) Loreto Grimaldi
LORETO GRIMALDI Executive Vice President, Chief Legal Officer and Secretary

i

ii

 SCHEDULES

iii

QUESTIONS AND ANSWERS

        The following are answers to certain questions that you may have regarding the matters to be considered at the annual and special meeting of the shareholders of Progressive Waste Solutions Ltd. scheduled to be held on May 26, 2016 (the "Meeting"). The questions and answers below are not meant to be a substitute for the more detailed description and information contained in the management information circular provided herewith (the "Circular"). We urge you to read carefully the Circular, including the Schedules thereto and the other information incorporated into the Circular by reference, because the information in this section may not provide all of the information that might be important to you in determining how to vote.

 WHAT IS THE PROPOSED TRANSACTION THAT I AM BEING ASKED TO VOTE ON?

        Pursuant to the Agreement and Plan of Merger (the "Merger Agreement") dated January 18, 2016 by and among Progressive Waste Solutions Ltd. ("Progressive" or the "Corporation"), Water Merger Sub LLC, a Delaware limited liability company and a wholly-owned subsidiary of Progressive ("Merger Sub"), and Waste Connections, Inc. ("Waste Connections"), Progressive will combine with Waste Connections in an all-stock merger. Merger Sub will merge with and into Waste Connections (referred to as the "Merger"), with Waste Connections continuing as the surviving corporation. Following the Merger, Waste Connections will be a subsidiary of Progressive and the shares of Waste Connections common stock will be delisted from the New York Stock Exchange ("NYSE") and deregistered under the United States Securities Exchange Act of 1934. Pursuant to the Merger, holders of shares of Waste Connections common stock ("Waste Connections Stockholders") will receive common shares in the capital of Progressive ("Progressive common shares") in exchange for their shares of Waste Connections common stock and will become shareholders of Progressive ("Progressive shareholders").

        Waste Connections stockholders will receive newly issued Progressive common shares as consideration under the Merger at an exchange ratio of 2.076843 Progressive common shares for every one (1) share of Waste Connections common stock. It is anticipated that Progressive shareholders and Waste Connections stockholders, in each case as of immediately prior to the Merger, will hold approximately 30% and 70%, respectively, of the Progressive common shares immediately following the completion of the Merger. The Merger is expected to close in the second quarter of 2016.

        Subject to the approval by (i) Progressive shareholders of the Consolidation Resolution (as defined below) and (ii) the Toronto Stock Exchange (the "TSX"), Progressive also intends to implement a consolidation whereby, subject to and immediately following the completion of the Merger, every 2.076843 Progressive common shares held by a Progressive shareholder will be consolidated into one (1) Progressive common share (the "Consolidation"). If Progressive shareholders approve the Consolidation Resolution, and the Consolidation is effected, then every 2.076843 pre-Consolidation Progressive common shares will be consolidated into one (1) post-Consolidation Progressive common share. If the Consolidation is approved, after taking into account the effects of the Merger and the Consolidation, Waste Connections stockholders will effectively receive one (1) post-Consolidation Progressive common share for each share of Waste Connections common stock. The Merger is not conditioned on Progressive shareholder approval of the Consolidation. In the event that the Merger is consummated but the Progressive shareholder approval of the Consolidation is not obtained, Waste Connections stockholders will receive 2.076843 Progressive common shares for each share of Waste Connections common stock as a result of the Merger and the number of Progressive common shares held by Progressive shareholders will remain unchanged.

        Finally, immediately following the Consolidation (or, if the Consolidation is not approved by Progressive shareholders, immediately following the completion of the Merger), subject to the approval of the TSX, Progressive will amalgamate with a direct wholly-owned subsidiary with the resulting amalgamated corporation using the "Waste Connections, Inc." name (the "Name Change") and its common shares are expected to trade on the NYSE and TSX under the symbol "WCN".

        Progressive has applied to list the Progressive common shares to be issued in connection with the Merger, including Progressive common shares issuable under certain outstanding stock-based awards of Waste Connections that Progressive will assume pursuant to the Merger Agreement and the Progressive common shares to be reserved for issuance under the New Incentive Plan (as defined below), on the NYSE and the TSX. Progressive has also filed an application with the TSX requesting approval of, among other things, the Consolidation, the Name Change and the change of the Corporation's trading symbol to "WCN". The Merger is conditioned on the approval of the TSX of the

Q&A-1

listing of the Progressive common shares to be issued pursuant to the Merger on the TSX. The Merger is not conditioned on the approval of the TSX of the Consolidation, the Name Change or the change of the Corporation's trading symbol to "WCN".

        The TSX has granted conditional approval of the Merger and transactions contemplated by the Merger Agreement, including the listing of the Progressive common shares to be issued in connection with the Merger and the Progressive common shares to be reserved for issuance pursuant to the terms of the outstanding Waste Connections stock-based awards that Progressive will assume pursuant to the Merger, the Consolidation, the New Incentive Plan and the listing of the Progressive common shares to be reserved for issuance pursuant to the New Incentive Plan, and the Name Change and the change of the Corporation's trading symbol to "WCN".

WHY AM I RECEIVING THIS DOCUMENT?

        Progressive is sending these materials to you, as a Progressive shareholder, to help you decide how to vote your Progressive common shares with respect to the matters to be considered at the Meeting.

        Completion of the Merger requires an affirmative vote of at least a majority of the votes cast thereon either in person or by proxy at the Meeting. Progressive will ask its shareholders to consider and, if thought advisable, pass, with or without variation, an ordinary resolution authorizing and approving the transactions contemplated by the Merger Agreement, including (i) the proposed business combination involving Progressive, Waste Connections and Merger Sub, (ii) the issuance by Progressive of such number of Progressive common shares as is necessary to complete the Merger, and (iii) the assumption by Progressive of certain outstanding stock-based awards of Waste Connections.

        At the Meeting, Progressive will, subject to approval of the Transaction Resolution (as defined below), ask that its shareholders consider and, if thought advisable, pass, with or without variation a special resolution authorizing and approving the Consolidation to be effected immediately following the completion of the Merger and an ordinary resolution authorizing and approving a new equity incentive plan (the "New Incentive Plan") to be adopted immediately following the completion of the Merger and the reservation for issuance of Progressive common shares under the New Incentive Plan; provided, however, that neither the approval of the Consolidation Resolution (as defined below) nor the approval of the Incentive Plan Resolution (as defined below) is a condition to the consummation of the Merger.

        At the Meeting, Progressive shareholders will also be asked to receive the consolidated financial statements of the Corporation for the year ended December 31, 2015 and the report of the auditors thereon and to consider and, if thought advisable, pass resolutions appointing the auditors of the Corporation and to authorize the directors of the Corporation to fix the remuneration of the auditors and to elect the members of the board of directors of Progressive (the "Progressive board of directors") (such resolutions are referred to as the "Annual Resolutions"), and to transact such other business as may properly come before the Meeting and any and all postponements or adjournments thereof. The approval of the Annual Resolutions is not conditioned on the approval of the Transaction Resolution nor is it a condition to the Merger.

        Further information about the Meeting, the Merger, and the conditions to the Merger, including the approvals sought from Progressive shareholders, is contained in this Circular.

        The Merger will constitute a "reverse takeover" for the purposes of National Instrument 51-102 — Continuous Disclosure Obligations and a "backdoor listing" under the rules of the TSX. Accordingly, the Circular contains detailed information and financial data and statements regarding Progressive, Waste Connections and the combined company following the completion of the Merger. Progressive shareholders are urged to read such information, data and statements carefully prior to voting their Progressive common shares at the Meeting.

WHO IS ENTITLED TO VOTE AT THE MEETING?

        Only Progressive shareholders of record at 5:00 p.m. (Eastern Time) on April 15, 2016 (referred to as the "Record Date") will be entitled to receive notice of and vote at the Meeting or any adjournment or postponement thereof.

Q&A-2

 IF I AM A PROGRESSIVE SHAREHOLDER, WILL I RECEIVE ANY SECURITIES AS PART OF THE MERGER?

        No. If the Merger is completed, Progressive shareholders will continue to hold their Progressive common shares, subject to the implementation of the Consolidation and the Name Change.

WHAT WILL WASTE CONNECTIONS STOCKHOLDERS RECEIVE IN THE MERGER?

        As a result of the Merger, each issued and outstanding share of Waste Connections common stock will be cancelled and in consideration therefor each holder of such shares of Waste Connections common stock will have the right to receive 2.076843 validly issued, fully paid and nonassessable Progressive common shares. If the Consolidation is approved at the Meeting, and the Consolidation is effected, all Progressive common shares will be consolidated on the basis of one (1) post-Consolidation Progressive common share for every 2.076843 Progressive common shares on a pre-Consolidation basis. If the Consolidation is approved and effected, then, after taking into account the effects of the Merger and the Consolidation, Waste Connections stockholders will receive one (1) post-Consolidation Progressive common share for each share of Waste Connections common stock. It is anticipated that Progressive shareholders and Waste Connections stockholders, in each case as of immediately prior to the Merger, will hold approximately 30% and 70%, respectively, of the combined company immediately following the completion of the Merger. The combined company will use the Waste Connections name and its shares are expected to trade on the NYSE and on the TSX under the symbol "WCN".

        No holder of Waste Connections common stock will be issued fractional Progressive common shares in the Merger. All fractional Progressive common shares will be aggregated and sold in the open market for holders of shares of Waste Connections common stock by the exchange agent and each holder of Waste Connections common stock who would otherwise have been entitled to receive a fraction of a Progressive common share will receive, in lieu thereof, cash, without interest, in an amount equal to the proceeds from such sale by the exchange agent, if any, less any brokerage commissions or other fees, from the sale of such fractional Progressive common share in accordance with such holders' fractional interest in the aggregate number of Progressive common shares sold.

WHAT WILL HOLDERS OF WASTE CONNECTIONS STOCK-BASED AWARDS RECEIVE UPON COMPLETION OF THE MERGER?

        As further detailed in the section entitled "The Merger — Treatment of Waste Connections Stock-Based Awards in the Merger," in connection with the Merger, each Waste Connections stock-based award that is outstanding immediately prior to the effective time of the Merger will be converted into a corresponding equity award of Progressive based upon the Exchange Ratio (and, if applicable, the Consolidation).

WHEN WILL THE MERGER BE COMPLETED?

        Progressive and Waste Connections currently expect that the Merger will be completed in the second quarter of 2016. Neither Progressive nor Waste Connections can predict, however, the actual date on which the Merger will be completed, or whether it will be completed, because it is subject to factors beyond each company's control.

WHAT ARE PROGRESSIVE SHAREHOLDERS BEING ASKED TO VOTE ON AND WHY IS THIS APPROVAL NECESSARY?

        Progressive shareholders are being asked to consider and, if thought advisable, pass, with or without variation, the following resolutions:

        Transaction Resolution:    An ordinary resolution authorizing and approving the transactions contemplated by the Merger Agreement, including (i) the proposed business combination involving Progressive, Waste Connections and Merger Sub, (ii) the issuance by Progressive of such number of Progressive common shares as is necessary to complete the Merger, and (iii) the assumption by Progressive of certain outstanding stock-based awards of Waste Connections (the "Transaction Resolution");

        Consolidation Resolution:    Conditional upon the approval of the Transaction Resolution, a special resolution approving a consolidation of the issued and outstanding Progressive common shares on the basis of one (1) Progressive common share on a post-Consolidation basis for every 2.076843 Progressive common shares

Q&A-3

outstanding on a pre-Consolidation basis, subject to, and immediately following, the completion of the Merger (the "Consolidation Resolution"); and

        Incentive Plan Resolution:    Conditional upon the approval of the Transaction Resolution, an ordinary resolution authorizing and approving the adoption by the Corporation of the New Incentive Plan and the reservation for issuance of Progressive common shares under the New Incentive Plan, in each case subject to, and immediately following, the completion of the Merger (the "Incentive Plan Resolution").

        Progressive shareholder approval of the Transaction Resolution is required for completion of the Merger. Neither Progressive shareholder approval of the Consolidation Resolution nor Progressive shareholder approval of the Incentive Plan Resolution is required for completion of the Merger.

        In addition to the foregoing resolutions, Progressive shareholders will be asked at the Meeting to consider and vote on each of the Annual Resolutions. For further information concerning the Annual Resolutions, refer to Schedule I to the Circular.

WHAT ARE THE BENEFITS OF THE MERGER?

  •
  Combining Progressive and Waste Connections, each well-known and respected waste management companies, would create a North American industry leader in waste management with pro forma revenue of approximately $4.1 billion.

  •
  The completion of the Merger would bring together two vertically integrated companies with strong and complementary positions in primary, secondary and exclusive markets, and with a shared commitment to operational safety, environmental excellence and employee engagement, under a best-in-class, safety-focused operating model to enhance the conversion of EBITDA to adjusted free cash flow.

  •
  The value of the Merger represents a 16% premium to the Corporation's 20-day volume weighted average trading price on the NYSE prior to January 4, 2016, the day the Corporation announced that it was engaged in a review of strategic alternatives.

  •
  As a result of its increased scale and operating synergies, the combined company is expected to generate significant annualized SG&A cost savings within the first 12 months after closing, with operational and safety-related improvements and market rationalization contributing additional upside over the long term.

  •
  The all-stock nature of the Merger provides Progressive shareholders with the opportunity to participate in the expected significant near- and long-term upside potential of a combined company with a greater geographic diversity and asset base, serving more than six million commercial, industrial and residential customers in 38 U.S. states, the District of Columbia and in six Canadian provinces.

WHAT VOTE IS REQUIRED TO APPROVE THE RESOLUTIONS RELATED TO THE MERGER?

        The Transaction Resolution is an ordinary resolution, and accordingly, the affirmative vote of at least a majority of the votes cast thereon either in person or by proxy at the Meeting is required to approve the Transaction Resolution.

        The Consolidation Resolution is a special resolution, and accordingly, the affirmative vote of at least two-thirds of the votes cast thereon either in person or by proxy at the Meeting is required to approve the Consolidation Resolution.

        The Incentive Plan Resolution is an ordinary resolution, and accordingly, the affirmative vote of at least a majority of the votes cast thereon either in person or by proxy at the Meeting is required to approve the Incentive Plan Resolution.

HOW DOES THE PROGRESSIVE BOARD OF DIRECTORS RECOMMEND I VOTE?

        The Progressive board of directors has unanimously approved the Merger Agreement and determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger and the Consolidation, and each of the other matters to be considered and voted on at the Meeting, are advisable and in the

Q&A-4

best interests of Progressive. The Progressive board of directors unanimously recommends that you vote your Progressive common shares:

  1.
  "FOR" the Transaction Resolution;

  2.
  "FOR" the Consolidation Resolution;

  3.
  "FOR" the Incentive Plan Resolution; and

  4.
  "FOR" each of the Annual Resolutions.

WHAT DO I NEED TO DO NOW?

        After carefully reading and considering the information contained in, and incorporated by reference into, the Circular, including the Schedules thereto, please vote your Progressive common shares as soon as possible so that your Progressive common shares will be represented at the Meeting. Please follow the instructions set forth on the form of proxy accompanying the Circular if you are a registered holder of Progressive common shares or on the voting instruction form provided to you by your intermediary (which include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans (each an "Intermediary")) if you are a non-registered holder of Progressive common shares.

HOW DO I VOTE?

        If you are a registered holder of Progressive common shares as of the Record Date, you may submit your proxy before the Meeting in one of the following ways:

  1.
  visit the website shown on your form of proxy to vote via the Internet, if available;

  2.
  call the toll-free number for telephone voting, as shown on your form of proxy, if available; or

  3.
  sign, date, mark and return the form of proxy accompanying the Circular.

        You may also cast your vote in person at the Meeting.

        If your Progressive common shares are held through an Intermediary, that institution will send you separate instructions describing the procedure for voting your Progressive common shares. Non-registered holders of Progressive common shares who wish to vote in person at the Meeting will need to obtain a form of proxy from their Intermediary.

HOW MANY VOTES DO I HAVE?

        As a Progressive shareholder, you are entitled to one vote for each Progressive common share that you owned as of the close of business on the Record Date.

BY WHEN DO I HAVE TO VOTE MY PROGRESSIVE COMMON SHARES?

        To be valid, proxies must be received by the Corporation's transfer agent, Computershare Investor Services Inc., not later than 10:00 a.m. (Eastern Time) on May 24, 2016 or, if the Meeting is adjourned or postponed, at least 48 hours (excluding weekends and statutory holidays in the Province of Ontario) before the new time of the adjourned or postponed Meeting. The deadline for the deposit of proxies may be waived or extended by the Chair of the Meeting at his or her discretion, without notice. Proxies may be returned by facsimile to 1-866-249-7775 (416-263-9524 from outside North America) or by mail (a) in the enclosed envelope, or (b) in an envelope addressed to Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1.

WHEN AND WHERE IS THE MEETING?

        The Meeting will be held at 10:00 a.m. (Eastern Time) on May 26, 2016 at the St. Andrew's Club and Conference Centre, 150 King Street West, 27th Floor, Toronto, Ontario.

WHAT CONSTITUTES A QUORUM?

        The quorum for the transaction of business at the Meeting, including approving any of the resolutions to be voted on by Progressive shareholders, is two persons present and each entitled to vote at the Meeting and holding

Q&A-5

personally or representing as proxies, in the aggregate, at least twenty-five percent (25%) of the Progressive common shares eligible to be voted at the Meeting.

IF MY SHARES ARE HELD BY AN INTERMEDIARY, WILL MY INTERMEDIARY VOTE MY SHARES FOR ME?

        If you are a non-registered holder of Progressive common shares, you must provide your Intermediary with instructions on how to vote your Progressive common shares. Intermediaries will send to non-registered holders of Progressive common shares, in substitution for the form of proxy sent to registered holders, a voting instruction form ("Voting Instruction Form") which, when properly completed and signed by the non-registered holder and returned to the Intermediary, will constitute voting instructions which the Intermediary must follow.

        If you are a non-registered holder who receives a Voting Instruction Form and you wish to vote at the Meeting in person or have another person attend and vote on your behalf, you must indicate in the place provided for that purpose in the Voting Instruction Form and a form of proxy will be sent to you. In any event, if you are a non-registered holder, you should carefully follow the instructions of your Intermediary set out in your Voting Instruction Form.

WHAT WILL HAPPEN IF I RETURN MY FORM OF PROXY WITHOUT INDICATING HOW TO VOTE?

        If you sign and return your form of proxy without indicating how to vote on any particular resolution, the Progressive common shares represented by your form of proxy will be voted "FOR" each resolution in accordance with the recommendation of the Progressive board of directors.

MAY I CHANGE MY VOTE AFTER I HAVE DELIVERED MY PROXY OR VOTING INSTRUCTION FORM?

        Yes. If you are a registered holder of Progressive common shares, you may revoke your proxy: (a) by completing and signing a proxy bearing a later date and returning it to Progressive's transfer agent, Computershare Investor Services Inc., in advance of 10:00 a.m. (Eastern Time) on May 24, 2016, or if the Meeting is adjourned or postponed, no later than 48 hours (excluding weekends and statutory holidays in the Province of Ontario) before the new time of the adjourned or postponed Meeting, (b) by depositing an instrument in writing executed by you or by your attorney authorized in writing (i) at the head office of the Corporation at any time up to and including the last business day preceding the date of the Meeting, or any reconvened meeting, at which the proxy is to be used, or (ii) with the Chair of the Meeting prior to the commencement of the Meeting on the date thereof or of any reconvened meeting, or (c) in any other manner permitted by law, including under subsection 110(4) of the Business Corporations Act (Ontario).

        If you are a non-registered holder of Progressive common shares and wish to revoke your form of proxy or voting instruction form, you must contact your Intermediary in writing to change your vote. In order to ensure that your Intermediary acts upon your instructions to revoke your form of proxy or voting information form, the written notice should be received by your Intermediary well in advance of the Meeting.

ARE PROGRESSIVE SHAREHOLDERS ENTITLED TO DISSENT RIGHTS?

        No. There are no dissent rights available to Progressive shareholders in connection with any of the transactions contemplated by the Merger Agreement, including the Merger or the Consolidation.

WHAT HAPPENS IF THE MERGER IS NOT COMPLETED?

        If the Merger is not completed, no Progressive common shares will be issued to Waste Connections stockholders, Progressive will not combine with Waste Connections and will remain an independent public company and its common shares will continue to be listed and traded on the TSX and on the NYSE under the symbol "BIN". Under specified circumstances, Progressive or Waste Connections may be required to pay to, or be entitled to receive from, the other party a fee with respect to the termination of the Merger Agreement. See "The Merger Agreement — Termination of the Merger Agreement; Termination Fees" in the Circular.

WHOM SHOULD I CONTACT IF I HAVE ANY QUESTIONS ABOUT THE PROXY MATERIALS OR VOTING?

        If you have any questions about the Merger or the other transactions contemplated by the Merger Agreement, including the Consolidation, any of the other matters to be considered and voted on at the Meeting, the Meeting itself or the proxy materials or if you need assistance submitting your form of proxy or voting your Progressive common shares or need additional copies of this document or the enclosed form of proxy, please contact Kingsdale Shareholder Services, our proxy solicitation and information agent, by telephone at 1-888-518-1556 (North American Toll Free) or 416-867-2272 (Collect Outside North America), or by email at contactus@kingsdaleshareholder.com.

Q&A-6

PROGRESSIVE WASTE SOLUTIONS LTD.
400 Applewood Crescent, 2nd Floor
Vaughan, Ontario L4K 0C3

MANAGEMENT INFORMATION CIRCULAR
DATED APRIL 12, 2016

        The board of directors (the "Progressive board of directors") and management of Progressive Waste Solutions Ltd. ("Progressive" or the "Corporation") are furnishing this management information circular (the "Circular") to solicit proxies from the holders ("Progressive shareholders") of common shares in the capital of Progressive ("Progressive common shares") for use at the annual and special meeting of Progressive shareholders to be held at 10:00 a.m. (Eastern Time) on May 26, 2016 at the St. Andrew's Club and Conference Centre, 150 King Street West, 27th Floor, Toronto, Ontario (such meeting and any adjournment(s) or postponement(s) thereof, the "Meeting") for the purposes set forth in the accompanying notice of annual and special meeting of Progressive shareholders (the "Notice of Meeting"), including to consider the proposed business combination involving the Corporation, Water Merger Sub LLC ("Merger Sub") and Waste Connections, Inc. ("Waste Connections").

        If you have any questions about the information contained in this Circular or require assistance in voting your Progressive common shares, please contact Kingsdale Shareholder Services (our "Proxy Solicitation and Information Agent"), by telephone at: 1-888-518-1556 (North American Toll Free) or 416-867-2272 (Collect Outside North America), or by email at contactus@kingsdaleshareholder.com.

        For further information concerning the Meeting and voting at the Meeting, see "General Proxy Information" in this Circular.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        This Circular, and the documentation incorporated by reference herein, includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (which includes "forward-looking information" within the meaning of applicable Canadian securities laws) and other U.S. securities laws and is subject to the safe-harbor created by such Act. These forward-looking statements are not based on historical facts but instead reflect Progressive's management's expectations, estimates or projections concerning future results or events. Forward-looking statements may often but not always be identified by the words "may", "might", "believes", "thinks", "anticipates", "plans", "expects", "intends", "budgeted" or similar expressions or variations including negative variations of such words and phrases that refer to certain actions, events or results that may, could, would, might or will occur or be taken or achieved, and include statements regarding (1) expectations regarding whether the transactions contemplated by the Merger Agreement, including the Merger, the issuance of Progressive common shares in connection with the Merger, the adoption by Progressive of certain outstanding stock-based awards of Waste Connections, and the proposed Consolidation, will be consummated, including whether conditions to the consummation of such transactions will be satisfied, or the timing for completing the transactions, (2) expectations for the effects of the transactions or the ability of the combined company to successfully achieve business objectives, including integrating the respective businesses of Progressive and Waste Connections, or the effects of unexpected costs, liabilities or delays, (3) the potential benefits and synergies of such transactions, including expected cost savings and tax benefits and operating efficiencies, (4) expectations for other economic, business, and/or competitive factors, including future financial and operating results and revenue enhancements, and (5) any other statements regarding events or developments that Progressive believes or anticipates will or may occur in the future, including any pro forma financial statements. Although Progressive believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements include the following: the ability to consummate the proposed transactions; the ability to obtain requisite regulatory and shareholder approvals and the satisfaction of other conditions to the consummation of the proposed transactions on the proposed terms and schedule; the ability of Progressive and Waste Connections to successfully integrate their respective operations and employees and realize synergies and cost savings at the times, and to the extent, anticipated; Progressive's, Waste Connections' and, following completion of the Merger, the combined company's ability to make divestitures or acquisitions and their ability to integrate or manage such acquired businesses; the potential impact of the announcement or consummation of the proposed transactions on relationships, including with employees, suppliers, customers and competitors; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws; significant competition that Waste Connections and Progressive face; compliance with extensive government regulation; Progressive's, Waste Connections', as well as, following completion of the Merger, the combined company's capital structure, including the indebtedness amounts of each, the limitations imposed by the covenants in the documents governing the indebtedness of each and the maintenance of the financial and disclosure controls and procedures of each; alternative acquisition proposals that could delay completion of such transactions or divert management's time and attention from such transactions; the diversion of time and attention of Progressive's and Waste Connections' respective management teams while such transactions are pending; and other risks detailed under the heading "Risk Factors" of this Circular, in the "Statement Regarding Forward-Looking Information," "Risk Factors" and other sections of Progressive's annual information form dated March 2, 2016 for the year ended December 31, 2015 and its annual Management's Discussion and Analysis for the year ended December 31, 2015, which are available on SEDAR at www.sedar.com. Progressive wishes to caution readers that certain important factors may have affected and could in the future affect their actual results and could cause their actual results for subsequent periods to differ materially from those expressed in any forward-looking statement made by or on behalf of Progressive. Progressive does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date hereof, except as may be specifically required by applicable securities laws.

NOTICE TO U.S. SECURITYHOLDERS

        Progressive is currently a "foreign private issuer" within the meaning of Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"). The solicitation of proxies from Progressive shareholders is not subject to the proxy requirements of Section 14(a) of the Exchange Act. Accordingly, the solicitation contemplated herein is being made to Progressive shareholders resident in the U.S. only in accordance with applicable Canadian corporate and securities laws, and this Circular has been prepared in accordance with the disclosure requirements of applicable Canadian securities laws. Progressive shareholders resident in the U.S. should be aware that, in general, such Canadian disclosure requirements are different from those applicable to proxy statements, prospectuses or registration statements prepared in accordance with U.S. laws. The financial statements of Progressive and Waste Connections incorporated by reference herein have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

        In connection with the Merger, Waste Connections and Progressive will file relevant materials with the United States Securities and Exchange Commission (the "SEC"), including a Progressive registration statement on Form F-4 that will include a proxy statement of Waste Connections and constitute a prospectus of the Corporation, which will be the sole means pursuant to which the Corporation will offer any securities to U.S. holders of shares of Waste Connections common stock in connection with the Merger.

        The enforcement by investors of civil liabilities under U.S. securities laws may be affected adversely by the fact that Progressive is organized under the laws of a jurisdiction other than the U.S., that some or all of the officers and directors of Progressive are residents of countries other than the U.S., that some or all of the experts named in this Circular and the documents incorporated by reference herein may be residents of countries other than the U.S., and that a substantial portion of the assets of Progressive and such persons are located outside the U.S. As a result, it may be difficult or impossible for Progressive shareholders resident in the U.S. to effect service of process within the U.S. upon Progressive, its officers and directors or certain of the experts named in this Circular and any documents incorporated by reference herein, or to realize, against them, upon judgments of courts in the U.S. predicated upon civil liabilities under the securities laws of the U.S. In addition, Progressive shareholders resident in the U.S. should not assume that Canadian courts: (i) would enforce judgments of U.S. courts obtained in actions against such persons predicated upon civil liabilities under the securities laws of the U.S. or "blue sky" laws of any state within the U.S.; or (ii) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the securities laws of the U.S. or "blue sky" laws of any state within the U.S.

GENERAL MATTERS

Reporting Currencies and Accounting Principles

        Unless otherwise indicated, all dollar amounts in this Circular are expressed in U.S. dollars. References to "Cdn.$" are to Canadian dollars. Progressive's financial statements that are included or incorporated by reference herein are reported in U.S. dollars and are prepared in accordance with U.S. GAAP. Waste Connections' financial statements that are included or incorporated by reference herein are reported in U.S. dollars and are prepared in accordance with U.S. GAAP.

Exchange Rate Data

        The following tables show the high and low exchange rates for one U.S. dollar expressed in Canadian dollars and one Canadian dollar expressed in U.S. dollars for each period indicated, the average of the exchange rates for each period indicated and the exchange rate at the end of each such period, based upon the noon buying rates provided by the Bank of Canada:

	Cdn.$ per U.S.$1.00	U.S.$ per Cdn.$1.00
Date Prior to Announcement of Merger (January 18, 2016)	$1.4507	$0.6893
April 12, 2016	$1.2799	$0.7813

	Average rate (Bank of Canada noon)
Year ended December 31,	Cdn.$ per U.S.$1.00	U.S.$ per Cdn.$1.00
2011	$0.9892	$1.0109
2012	$0.9994	$1.0006
2013	$1.0302	$0.9707
2014	$1.1047	$0.9052
2015	$1.2788	$0.7820

High low Canadian to U.S. exchange rate for the last six months	High	Low
	U.S.$ per Cdn.$1.00
October 2015	$0.7750	$0.7552
November 2015	$0.7637	$0.7485
December 2015	$0.7485	$0.7148
January 2016	$0.7159	$0.6854
February 2016	$0.7366	$0.7123
March 2016	$0.7715	$0.7425

        On April 12, 2016, the noon exchange rate for one U.S. dollar expressed in Canadian dollars as reported by the Bank of Canada, was Cdn.$0.7813.

Information Contained in this Circular

        The information contained in this Circular is given as at April 12, 2016, except where otherwise noted and except that information in documents incorporated by reference is given as of the dates noted therein. No person has been authorized to give any information or to make any representation in connection with the Merger and other matters described herein other than those contained in this Circular and, if given or made, any such information or representation should be considered not to have been authorized by Progressive or Waste Connections.

        This Circular does not constitute the solicitation of an offer to purchase, or the making of an offer to sell, any securities or the solicitation of a proxy by any person in any jurisdiction in which such solicitation or offer is not authorized or in which the person making such solicitation or offer is not qualified to do so or to any person to whom it is unlawful to make such solicitation or offer.

        Information contained in this Circular should not be construed as legal, tax or financial advice and Progressive shareholders are urged to consult their own professional advisors in connection therewith.

        Descriptions in this Circular of the terms of the Merger Agreement are summaries of the terms of such document and are qualified in their entirety by the full text of the Merger Agreement. Progressive shareholders should refer to the full text of the Merger Agreement for complete details thereof. The full text of the Merger Agreement may be viewed under Progressive's profile on SEDAR at www.sedar.com, Progressive's profile on EDGAR at www.sec.gov and is attached to this Circular as Schedule B.

Information Contained in this Circular Regarding Waste Connections

        Certain information in this Circular pertaining to Waste Connections, including, but not limited to, information pertaining to Waste Connections under the heading "Information Concerning Waste Connections" and in Schedule F to this Circular, including the documents which have been filed with the SEC by Waste Connections, and, for purposes of the Circular, by Progressive under its SEDAR profile as "Other Documents", which are expressly incorporated by reference into the Circular, has been furnished by Waste Connections. With respect to this information, the Progressive board of directors has relied exclusively upon Waste Connections, without independent verification by Progressive. Although Progressive does not have any knowledge that would indicate that such information is untrue or incomplete, neither Progressive nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information including any of Waste Connections' financial statements, or for the failure by Waste Connections to disclose events or information that may affect the completeness or accuracy of such information. For further information regarding Waste Connections, please refer to Waste Connections' filings with the SEC which may be obtained under Waste Connections' profile on EDGAR at www.sec.gov.

SUMMARY

        This Summary should be read together with and is qualified in its entirety by the more detailed information and financial data and statements contained elsewhere in this Circular, including the Schedules hereto and documents incorporated into this Circular by reference. Capitalized terms in this Summary have the meanings set out in the Glossary of Terms or as set out in this Summary.

 The Meeting

Date, Time and Place of Meeting

        The Meeting will be held at 10:00 a.m. (Eastern Time) on May 26, 2016 at the St. Andrew's Club and Conference Centre, 150 King Street West, 27th Floor, Toronto, Ontario.

Purpose of the Meeting

        At the Meeting, Progressive shareholders will be asked:

  (a)
  to consider and, if thought advisable, pass, with or without variation, an ordinary resolution authorizing and approving the Agreement and Plan of Merger (the "Merger Agreement") dated as of January 18, 2016 between Progressive, Merger Sub and Waste Connections, a copy of which is included as Schedule B to this Circular, and the transactions contemplated by the Merger Agreement, including:

  (i)
  the proposed business combination involving the Corporation, Waste Connections and Merger Sub (the "Merger");

  (ii)
  the issuance by Progressive of such number of common shares in the capital of Progressive ("Progressive common shares") as is necessary to complete the Merger; and

  (iii)
  the assumption by the Corporation of certain outstanding stock-based awards of Waste Connections,

    all as more particularly detailed herein (the "Transaction Resolution");

  (b)
  conditional upon the approval of the Transaction Resolution, to consider and, if thought advisable, pass, with or without variation, a special resolution approving a consolidation (the "Consolidation") of the issued and outstanding Progressive common shares on the basis of one (1) Progressive common share on a post-Consolidation basis for every 2.076843 Progressive common shares outstanding on a pre-Consolidation basis, subject to, and immediately following, the completion of the Merger (the "Consolidation Resolution");

  (c)
  conditional upon the approval of the Transaction Resolution, to consider and, if thought advisable, pass, with or without variation, an ordinary resolution authorizing and approving a new equity incentive plan (the "New Incentive Plan") of the Corporation, a copy of which is included as Schedule J to this Circular; and the reservation for issuance under the New Incentive Plan of 10,384,215 Progressive common shares (5,000,000 Progressive common shares if the Consolidation is effected), in each case subject to, and immediately following, the completion of the Merger (the "Incentive Plan Resolution");

  (d)
  to receive the consolidated financial statements of the Corporation for the year ended December 31, 2015 and the report of the auditors thereon;

  (e)
  to appoint auditors of the Corporation and to authorize the directors of the Corporation to fix the remuneration of the auditors;

  (f)
  to elect the board of directors of the Corporation; and

  (g)
  to transact such other business as may properly come before the Meeting and any and all postponements or adjournments thereof.

        Resolutions (e) and (f) are referred to collectively as the "Annual Resolutions".

        Neither the completion of the Merger nor the approval of the Transaction Resolution is conditional on the approval of the Consolidation Resolution, the Incentive Plan Resolution or the Annual Resolutions that Progressive shareholders are being asked to consider. If the Transaction Resolution is not approved by

Progressive shareholders at the Meeting, neither the Consolidation Resolution nor the Incentive Plan Resolution will be proceeded with or voted on at the Meeting.

        The current auditors of Progressive are Deloitte LLP and the Annual Resolutions contemplate reappointing Deloitte LLP as the auditors of the Corporation. Following completion of the Merger, it is anticipated that PricewaterhouseCoopers LLP, the current auditors of Waste Connections, will be appointed as the auditors of the combined company.

        The Merger and other transactions contemplated by the Merger constitute a "backdoor listing" because Progressive is the legal acquiror of Waste Connections (which is not listed on the TSX). Progressive shareholders will own approximately 30% of the combined company upon the completion of the Merger, the current management of Waste Connections will assume the management of the combined company, and all five of the current directors of Waste Connections will become directors of the combined company comprising a majority of its board of directors. As a "backdoor listing" under the rules of the TSX, the combined company must meet the TSX original listing requirements in order to issue Progressive common shares in exchange for the cancellation of shares of Waste Connections common stock pursuant to the Merger. The TSX has determined that the combined company will meet the original listing requirements upon completion of the Merger. Further, as a "backdoor listing", Section 626 of the TSX Company Manual requires that the Transaction Resolution be approved by the affirmative vote of at least a majority of the votes cast thereon by Progressive shareholders either in person or by proxy at the Meeting.

        As of the close of business on April 12, 2016, there were 109,316,773 Progressive common shares outstanding. In connection with the completion of the Merger, Progressive currently estimates that it will issue or reserve for issuance approximately 257,700,124 Progressive common shares (124,082,622 Progressive common shares if the Consolidation is effected) (equal to approximately 233% of the number of Progressive common shares currently outstanding on a fully-diluted basis), including approximately: (a) 255,025,907 Progressive common shares (122,794,986 Progressive common shares if the Consolidation is effected) issuable in exchange for the cancellation of 122,794,986 shares of Waste Connections common stock (equal to approximately 231% of the number of Progressive common shares currently outstanding on a fully-diluted basis) pursuant to the Merger; and (b) 2,674,217 Progressive common shares (1,287,636 Progressive common shares if the Consolidation is effected) reserved for issuance in respect of certain outstanding stock-based awards of Waste Connections that Progressive has agreed to assume pursuant to the Merger Agreement (equal to approximately 2% of the number of Progressive common shares currently outstanding on a fully-diluted basis). In addition, in connection with the adoption of the New Incentive Plan, Progressive will reserve for issuance 10,384,215 Progressive common shares (5,000,000 Progressive common shares if the Consolidation is effected) on the exercise or settlement of equity incentive awards that may be issued from time to time under the New Incentive Plan.

The Record Date and Progressive Common Shares Entitled to Vote

        The record date for determining Progressive shareholders entitled to receive notice of and to vote at the Meeting is April 15, 2016 (the "Record Date"). Only Progressive shareholders of record as of the close of business (5:00 p.m. (Eastern Time)) on the Record Date are entitled to receive notice of and to vote at the Meeting.

        As of the close of business on April 12, 2016, a total of approximately 109,316,773 Progressive common shares were outstanding. Each outstanding Progressive common share on the Record Date is entitled to one vote on each resolution and any other matter properly coming before the Meeting.

        See "General Information Concerning the Meeting and Voting".

The Companies

Progressive Waste Solutions Ltd.

400 Applewood Crescent, 2nd Floor
Vaughan, Ontario L4K 0C3
Telephone: (905) 532-7510

        Progressive is one of North America's largest full-service waste management companies, providing waste collection, recycling and disposal services to commercial, industrial, municipal and residential customers in 14 U.S. states, the District of Columbia and in six Canadian provinces. Progressive serves its customers using a vertically integrated suite of collection and disposal assets. Progressive benefits from its longstanding relationships with many of its commercial, industrial and residential customers, which provide a high degree of stability for its business.

        Progressive was formed by the mergers of several long-established waste services companies. In 2010, the company acquired Waste Services Inc., with operations throughout Canada and the U.S. Southeast, to become one of the largest non-hazardous solid waste services companies in North America. The overall parent corporation changed its name to Progressive Waste Solutions Ltd. in May 2011. Progressive common shares are listed on the NYSE and the TSX under the symbol "BIN".

Water Merger Sub LLC

c/o Progressive Waste Solutions Ltd.
400 Applewood Crescent, 2nd Floor
Vaughan, Ontario L4K 0C3
Telephone: (905) 532-7510

        Merger Sub is a Delaware limited liability company and currently a wholly-owned subsidiary of Progressive. Merger Sub was incorporated on January 14, 2016 for the purposes of effecting the Merger. To date, Merger Sub has not conducted any activities other than those incidental to its formation, the execution of the Merger Agreement, and the preparation of applicable filings under U.S. securities laws and regulatory filings made in connection with the proposed transaction.

Waste Connections, Inc.

3 Waterway Square Place, Suite 110
The Woodlands, Texas 77380
Telephone: (832) 442-2200

        Waste Connections, Inc. is an integrated municipal solid waste ("MSW") services company that provides solid waste collection, transfer, disposal and recycling services primarily in exclusive and secondary markets in the U.S. and a leading provider of non-hazardous exploration and production ("E&P") waste treatment, recovery and disposal services in several of the most active natural resource producing areas of the U.S. Waste Connections also provides intermodal services for the rail haul movement of cargo and solid waste containers in the Pacific Northwest through a network of intermodal facilities.

        As of December 31, 2015, Waste Connections served residential, commercial, industrial and E&P customers in 32 states: Alabama, Alaska, Arizona, Arkansas, California, Colorado, Idaho, Illinois, Iowa, Kansas, Kentucky, Louisiana, Massachusetts, Michigan, Minnesota, Mississippi, Montana, Nebraska, Nevada, New Mexico, New York, North Carolina, North Dakota, Oklahoma, Oregon, South Carolina, South Dakota, Tennessee, Texas, Utah, Washington and Wyoming. As of December 31, 2015, Waste Connections owned or operated a network of 155 solid waste collection operations; 69 transfer stations; seven intermodal facilities, 37 recycling operations, 62 active MSW, E&P and/or non-MSW landfills, 24 E&P liquid waste injection wells and 20 E&P waste treatment and oil recovery facilities. Non-MSW landfills accept construction and demolition, industrial and other non-putrescible waste.

        Waste Connections' senior management team has extensive experience in operating, acquiring and integrating non-hazardous waste services businesses, and Waste Connections intends to continue to focus its efforts on balancing internal and acquisition-based growth. In addition to the pending business combination with Progressive, Waste Connections anticipates that a part of its future growth will come from acquiring additional MSW and E&P waste businesses, so that additional acquisitions beyond the transaction currently pending could continue to affect period-to-period comparisons of its operating results.

        Waste Connections was organized as a Delaware corporation in 1997. Its common stock is listed on the NYSE under the symbol "WCN".

        The Merger (as defined below) will constitute a "reverse takeover" for the purposes of National Instrument 51-102 — Continuous Disclosure Obligations and a "backdoor listing" under the rules of the TSX. Accordingly, this Circular contains detailed information and financial data and statements regarding

Progressive, Waste Connections and the combined company following the completion of the Merger. Progressive shareholders are urged to read such information, data and statements carefully.

        See "The Companies", as well as Schedules E, F and G to this Circular.

The Merger and Related Transactions

        The terms and conditions of the Merger are contained in the Merger Agreement, which is attached as Schedule B to this Circular. Progressive encourages you to read the Merger Agreement carefully, as it is the legal document that governs the Merger.

        Pursuant to the Merger Agreement, Progressive will combine with Waste Connections in an all-stock merger. Merger Sub will merge with and into Waste Connections (i.e., the Merger), with Waste Connections continuing as the surviving corporation and a subsidiary of Progressive. As a result of the Merger, Waste Connections common stock will be delisted from the NYSE and deregistered under the Exchange Act. Pursuant to the Merger, holders of shares of Waste Connections common stock ("Waste Connections stockholders") will receive Progressive common shares in exchange for their shares of Waste Connections common stock. Immediately following the completion of the Merger, Progressive intends to change its legal name to "Waste Connections, Inc." and its common shares are expected to trade on the NYSE and the TSX under the symbol "WCN".

        As a result of the Merger, each issued and outstanding share of Waste Connections common stock will be converted into the right to receive the Merger Consideration. Stockholders of Waste Connections will receive newly issued Progressive common shares as consideration (the "Merger Consideration") at an exchange ratio of 2.076843 Progressive common shares for every one (1) share of Waste Connections common stock (the "Exchange Ratio"). It is currently estimated that, if the Merger is completed, Progressive will issue approximately 255,025,907 Progressive common shares (122,794,986 Progressive common shares if the Consolidation is effected) and approximately 2,674,217 Progressive common shares (1,287,636 Progressive common shares if the Consolidation is effected) will be issuable pursuant to the terms of the outstanding Waste Connections stock-based awards that Progressive will assume pursuant to the Merger.

        It is anticipated that Progressive shareholders and Waste Connections stockholders, in each case as of immediately prior to the Merger, will hold approximately 30% and 70%, respectively, of the outstanding Progressive common shares immediately following the completion of the Merger.

        No holder of Waste Connections common stock will be issued fractional Progressive common shares in the Merger. Each holder of Waste Connections common stock converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of a Progressive common share will receive, in lieu thereof, cash, without interest, in an amount equal to the proceeds from such sale by the exchange agent, if any, less any brokerage commissions or other fees, from the sale of such fractional Progressive common shares in accordance with such holders' fractional interest in the aggregate number of Progressive common shares sold.

        The Merger is expected to close in the second quarter of 2016.

        Subject to the approval of Progressive shareholders, Progressive also expects to implement, subject to and immediately following the completion of the Merger, a share consolidation (the "Consolidation") on the basis of 2.076843 pre-Consolidation Progressive common shares for every one (1) post-Consolidation Progressive common share. Finally, immediately following the Consolidation (or, if the Consolidation is not approved by Progressive shareholders, immediately following the completion of the Merger), Progressive will amalgamate with a direct wholly-owned subsidiary with the resulting amalgamated corporation using the "Waste Connections, Inc." name (the "Name Change") and its common shares will trade on the NYSE and TSX under the symbol "WCN".

        In connection with the Merger, each Waste Connections stock-based award that is outstanding immediately prior to the effective time of the Merger will be converted into a corresponding equity award of Progressive based upon the Exchange Ratio (and, if applicable, the Consolidation), subject to certain modifications of awards held by executive officers of Waste Connections as described under "Interest of Management and Others in Material Transactions" in Schedule F to this Circular.

        The TSX has granted conditional approval of the Merger and transactions contemplated by the Merger Agreement, including the listing of the Progressive common shares to be issued in connection with the Merger and the Progressive common shares to be reserved for issuance pursuant to the terms of the outstanding Waste Connections stock-based awards that Progressive will assume pursuant to the Merger, the Consolidation, the New Incentive Plan and the listing of the Progressive common shares to be reserved for issuance pursuant to the New Incentive Plan, and the Name Change and the change of the Corporation's trading symbol to "WCN".

        See "The Merger — Transaction Structure", "The Merger — Merger Consideration", "The Merger — Treatment of Waste Connections Stock-Based Awards in the Merger", "The Merger Agreement — The Merger" and "The Merger Agreement — Merger Consideration".

Recommendation of the Special Committee and Board of Directors and Progressive's Reasons for the Merger

Recommendation of the Special Committee

        After careful consideration, including a thorough review of the Merger Agreement, and after having taken into account the oral fairness opinions of J.P. Morgan and BMO Capital Markets delivered to the Special Committee (as defined below) on January 18, 2016 (which were subsequently confirmed by delivery of written opinions each dated January 18, 2016) to the effect that, as of the date of such opinions, and based upon and subject to the various factors, assumptions, qualifications and limitations set forth in such opinions, the Exchange Ratio in the proposed Merger was fair, from a financial point of view, to the Corporation, and such other matters as it considered relevant, including those reasons outlined in the list of factors discussed below under the heading "Reasons for the Recommendation", and consultation with financial, legal, tax and other advisors, the Special Committee unanimously determined that the Merger is advisable and fair to, and in the best interests of, the Corporation and the Special Committee unanimously recommended that the Progressive board of directors:

  (a)
  approve and enter into the Merger Agreement;

  (b)
  recommend that Progressive shareholders vote in favour of the resolutions authorizing and approving the Merger and the related transactions contemplated by the Merger Agreement at the Meeting, including the Transaction Resolution and the Consolidation Resolution; and

  (c)
  take such other steps and actions as it considers necessary and advisable to complete the Merger.

        See "The Merger — Special Committee".

Recommendation of the Progressive Board of Directors

        After careful consideration, including a thorough review of the Merger Agreement, and after having taken into account the oral fairness opinions of J.P. Morgan and BMO Capital Markets delivered to the Progressive board of directors on January 18, 2016 (which were subsequently confirmed by delivery of written opinions each dated January 18, 2016) to the effect that, as of the date of such opinions, and based upon and subject to the various factors, assumptions, qualifications and limitations set forth in such opinions, the Exchange Ratio in the proposed Merger was fair, from a financial point of view, to the Corporation, as well as after a thorough review of other matters as it considered relevant and those reasons outlined in the list of factors discussed below under the heading "Reasons for the Recommendation", and on the unanimous recommendation of the Special Committee, the Progressive board of directors unanimously determined that the Merger and the related transactions contemplated by the Merger Agreement, including the issuance of Progressive common shares to Waste Connections stockholders necessary to complete the Merger, and the Consolidation, are advisable and in the best interests of Progressive. Accordingly, the Progressive board of directors unanimously approved the Merger and unanimously recommends that Progressive shareholders vote: FOR the Transaction Resolution, FOR the Consolidation Resolution and FOR the Incentive Plan Resolution.

        See "The Merger — Recommendation of the Progressive Board of Directors".

Reasons for the Recommendation

        In the course of reaching their determinations, the Special Committee and the Progressive board of directors consulted with Progressive's management and its financial, legal, tax and other advisors, and also considered numerous factors which the Special Committee and the Progressive board of directors viewed as supporting their decisions, including:

  •
  Combining the Corporation and Waste Connections, each well-known and respected waste management companies, would create a North American industry leader in waste management with 2016 pro forma revenue in excess of $4.1 billion.

  •
  The Special Committee considered current industry, economic and market conditions and trends and its expectations of the future prospects of the markets in which the Corporation operates, as well as information concerning the business, operations, assets, financial condition, operating results and prospects of the Corporation.

  •
  The completion of the Merger would bring together two vertically integrated companies with strong and complementary positions in primary, secondary and exclusive markets, and with a shared commitment to operational safety, environmental excellence and employee engagement, under a best-in-class, safety-focused operating model to enhance EBITDA to adjusted free cash flow conversion. The combination of Waste Connections' robust solid waste services business in secondary and exclusive markets with the Corporation's strong solid waste assets in its North, East and West regions, particularly in its commercial services line, will enhance the Corporation's business by providing additional customer relationships and sales growth and diversification opportunities, and will result in a highly attractive revenue and earnings profile.

  •
  The Special Committee considered the risks and potential rewards associated with the Corporation, as an alternative to the Merger, continuing to execute its business and strategic plan as an independent entity including the execution of the Corporation's five-year plan introduced in May 2014 to improve profitability, and concluded that the combined company will be better positioned to pursue a growth and value maximizing strategy in comparison to the Corporation on a standalone basis, as a result of the combined company's larger market capitalization and enhanced access to capital over the long-term, the value and margin enhancement over the near and mid-term operating horizons that is anticipated to be created upon the combination of Progressive and Waste Connections, the opportunities for operation improvements driven by Waste Connections' best-in-class operating model and practices and the likelihood of increased access to business development opportunities, and opportunities for market rationalization through strategic divestitures or swaps (which could serve to reduce the Corporation's exposure to certain capital-intensive markets), as a result of the combined company's larger market presence.

  •
  The history of Waste Connections' best-in-class management team in successfully completing strategic transactions and the success of Waste Connections' management team in the integration of businesses acquired in such transactions with their respective businesses.

  •
  As a result of its increased scale and operating synergies, the combined company may be able to achieve significant annualized SG&A cost savings within the first 12 months after closing, with operational and safety-related improvements and market rationalization contributing additional upside over the long term.

  •
  The transaction value represents a 16% premium to the Corporation's 20-day volume weighted average trading price on the NYSE prior to January 4, 2016, the day the Corporation announced that it was engaged in a review of strategic alternatives.

  •
  The premium represented by the Exchange Ratio is more favourable to the Corporation's shareholders than the value that might be realized through pursuing the Corporation's current business plan given the challenges and risks associated with executing the Corporation's business plan, including the fact that the Corporation materially lowered its 2015 financial guidance outlook due to higher-than-anticipated costs in the Corporation's West Region and the impact of lower foreign currency exchange.

  •
  The combined company may also be able to achieve material annual tax savings, which would likely result in significant additional value, including a higher trading price, for Progressive shareholders over the current trading price of the Progressive common shares. Such tax benefits are only potentially available as a result of combining with a limited number of logical counterparties, including Waste Connections.

  •
  As a combined company, with greater purchasing power for capital assets as well as Waste Connections' historical levels of capital expenditure relative to revenues, there is an opportunity to reduce capital expenditures in support of Progressive's existing asset base and increase free cash flow.

  •
  The strong free cash flow characteristics of the combined company support the continued payment of a quarterly dividend to Progressive shareholders and Waste Connections' historical practice of annual dividend increases.

  •
  The all-stock nature of the transaction provides the Corporation's current shareholders with the opportunity to participate in the significant near- and long-term upside potential of a combined company with a greater geographic diversity and asset base, serving more than six million commercial, industrial and residential customers in 38 U.S. states, the District of Columbia and in six Canadian provinces.

  •
  The Corporation's current shareholders will hold approximately 30% of the issued and outstanding shares of the combined company upon completion of the Merger, and will have an opportunity to continue to participate in the future growth of a combined company better positioned for long-term success and shareholder value creation.

  •
  Historical market prices and trading information of the Corporation's common shares, including the risk of future price erosion.

  •
  The fact that the Exchange Ratio is fixed (subject to ordinary course adjustments in the event either the Corporation or Waste Connections reorganizes its capital before the consummation of the Merger) and will not fluctuate based upon changes in the market price of shares of Waste Connections common stock or the Corporation common shares between the date of the Merger Agreement and the date that the Merger is consummated.

  •
  The opinions of each of J.P. Morgan and BMO Capital Markets to the effect that, as of the date of such opinions, and based upon and subject to the various factors, assumptions, qualifications and limitations set forth in the written opinions, the Exchange Ratio in the proposed Merger was fair, from a financial point of view, to the Corporation.

  •
  The Special Committee, with the assistance of management and its financial, legal, tax and other advisors, conducted a strategic review process to canvas a variety of strategic alternatives, including a sales process with logical potential acquirers, with a view to the best interests of the Corporation and its shareholders. The Special Committee and, ultimately, the Progressive board of directors carefully considered the outcome of this active process, which considered various means of enhancing shareholder value, including the possibility of continuing as an independent entity and the likelihood of any offers emerging from other counterparties exceeding the value represented by the Merger. The Special Committee believes that it is highly unlikely that a competing offer for equal or greater consideration could emerge because of the limited number of large capitalization competitors in the North American waste management sector, many of which were involved in the Corporation's strategic review process, and concluded that the Merger represents the best alternative currently available to the Corporation and its shareholders.

  •
  The fact that the Merger is structured in such a way as to not be a taxable event for Progressive shareholders.

  •
  The initial composition of the combined company's board of directors will be comprised of seven directors, including the five directors currently serving on the Waste Connections board of directors and two directors currently serving on the Progressive board of directors.

  •
  The Special Committee's, the Progressive board of directors', Progressive's management's and their financial, tax, legal and other advisors' due diligence review and investigations of the business, operations, financial condition, products, strategy and future prospects of Waste Connections.

  •
  The terms and the limited number of conditions (including the anticipated likelihood of satisfying such conditions), beyond the Corporation and Waste Connections' respective shareholder and stockholder approval, required for the completion of the Merger, which are believed to be reasonable under the circumstances.

  •
  The fact that the accounting and tax treatment of the Merger has been analyzed extensively by Progressive's advisors/experts and management, with appropriate supervision and analysis by the Special Committee, and that the impact of such treatment has been considered as part of the Merger and the Exchange Ratio under the Merger Agreement.

  •
  The fact that the Merger Agreement allows the Corporation to consider and pursue bona fide superior proposals or offers from third parties for the assets or business of the Corporation, including its common shares.

  •
  The Special Committee has been advised, and believes, that the "deal protection" provisions in the Merger Agreement, including the termination fee payable by the Corporation in the event the Corporation terminates the Merger Agreement in connection with a superior proposal and the expense reimbursement provisions thereof, are reasonable for transactions of this nature.

  •
  The current and prospective competitive climate in the North American waste management industry, including the potential for further consolidation.

  •
  The impact of the Merger on all stakeholders in the Corporation, including the Corporation's shareholders, employees, customers and suppliers.

  •
  The fact that the Progressive shareholders will vote on, and be required to approve, the Merger Resolution in respect of the Merger, and that, in respect thereof, they will be provided with detailed disclosure regarding Waste Connections and the combined company, and no termination fee is payable by the Corporation in the event that the shareholders of the Corporation do not approve the Merger.

        The Special Committee and the Progressive board of directors weighed these factors in favour of the Merger against a number of uncertainties, risks and potentially negative factors relevant to the Merger, including:

  •
  The challenges inherent in combining two businesses of the size, geographic diversity and complexity of the Corporation and Waste Connections.

  •
  The risk of not realizing all of the anticipated tax and cost savings and operational synergies between the Corporation and Waste Connections and the risk that other expected benefits, including cash tax savings, to the combined company might not be realized.

  •
  The risk that changes in law or regulation could adversely impact the expected benefits of the Merger to the Corporation, Progressive shareholders and Progressive's other stakeholders, including the expected tax benefits available to the combined company.

  •
  The Progressive common shares to be issued as part of the Merger Consideration are based on a fixed Exchange Ratio and will not be adjusted based on fluctuations in the market value of the Progressive common shares or the shares of Waste Connections common stock.

  •
  The risks to the Corporation if the Merger is not completed, including if Waste Connections stockholders do not vote in favour of the Merger (which is generally a taxable event for such stockholders), the costs to the Corporation in pursuing the Merger, the diversion of management's attention away from conducting the Corporation's business in the ordinary course and the potential impact on the Corporation's current business relationships.

  •
  The limitations contained in the Merger Agreement on the Corporation's ability to solicit additional interest from third parties, given the nature of the deal protections and "fiduciary out" in the Merger Agreement, as well as the fact that if the Merger Agreement is terminated in certain circumstances, the Corporation will be required to pay a termination fee to Waste Connections, and the risk arising from provisions of the Merger Agreement relating to the potential payment of an expense reimbursement fee by the Corporation if the Corporation's shareholders fail to approve the Transaction Resolution.

  •
  The risk that regulatory agencies, including the U.S. Department of Justice and/or the TSX, may not approve the Merger or may impose terms and conditions on their approvals that adversely affect the business and financial results of the combined company.

  •
  The risk that the combined company's leverage and debt service obligations after giving effect to the Merger (including additional leverage in connection with the anticipated tax consequences) could adversely affect the combined company's business, including by increasing the combined company's vulnerability to, and reducing its flexibility to respond to, general adverse economic and industry conditions.

  •
  The adverse impact that business uncertainty pending the completion of the Merger could have on the Corporation's and Waste Connections' ability to attract, retain and motivate key personnel until the completion of the Merger.

  •
  The restrictions on the conduct of the Corporation's business prior to the completion of the Merger, which could delay or prevent the Corporation from undertaking some business opportunities that may arise pending completion of the Merger.

  •
  The risks of the type and nature described under the section entitled "Risk Factors" and the matters described under "Cautionary Statement Regarding Forward-Looking Statements".

        The Special Committee and the Progressive board of directors concluded that the uncertainties, risks and potentially negative factors relevant to the transactions contemplated by the Merger Agreement were outweighed by the potential benefits that it expects Progressive and its shareholders will achieve as a result of the Merger.

        This discussion of the information and factors considered by the Special Committee and the Progressive board of directors includes the principal positive and negative factors considered, but is not intended to be exhaustive and may not include all of the factors considered by the Special Committee or the Progressive board of directors. In reaching the determination to approve and recommend the transactions contemplated by the Merger Agreement, neither the Special Committee nor the Progressive board of directors assigned any relative or specific weights to the foregoing factors, and individual directors may have given different weights to different factors.

        See "The Merger — Reasons for Recommendation".

Fairness Opinions

        The Progressive board of directors engaged J.P. Morgan as its financial advisor to provide advice and assistance in evaluating the Merger. In connection with this engagement, J.P. Morgan, on January 18, 2016, rendered to the Special Committee and the Progressive board of directors an oral opinion, subsequently confirmed by delivery of a written opinion dated January 18, 2016, to the effect that, as of such date, and based upon and subject to the various factors, assumptions, qualifications and limitations set forth therein, the Exchange Ratio in the proposed Merger was fair, from a financial point of view, to Progressive. The full text of the written opinion of J.P. Morgan dated January 18, 2016, which sets forth, among other things, the assumptions made, matters considered, and qualifications and any limitations on the opinion and the review undertaken by J.P. Morgan in connection with rendering its opinion, is attached as Schedule C to this Circular. The summary of the opinion of J.P. Morgan set forth in this Circular is qualified in its entirety by reference to the full text of such opinion and Progressive shareholders are urged to read the opinion carefully and in its entirety. J.P. Morgan's opinion does not constitute a recommendation to any Progressive shareholder as to how such shareholder should vote with respect to the resolutions to be considered by Progressive shareholders at the Meeting or any other matter.

        The Special Committee engaged BMO Capital Markets to provide an opinion to the Special Committee and the Progressive board of directors in connection with the Merger. On January 18, 2016, BMO Capital Markets rendered to the Special Committee and the Progressive board of directors an oral opinion, subsequently confirmed by delivery of a written opinion dated January 18, 2016, to the effect that, as of such date, and based upon and subject to the various factors, assumptions, qualifications and limitations set forth therein, the Exchange Ratio was fair, from a financial point of view, to Progressive. The full text of the written opinion of BMO Capital Markets dated January 18, 2016, which sets forth, among other things, the assumptions made, matters considered, and qualifications and any limitations on the opinion and the review undertaken by BMO Capital Markets in connection with rendering its opinion, is attached as Schedule D to this Circular. The summary of the opinion of BMO Capital Markets set forth in this Circular is qualified in its entirety by reference to the full text of such opinion and Progressive shareholders are urged to read the opinion carefully and in its entirety. BMO Capital Markets' opinion does not constitute a recommendation to any Progressive shareholder as to how such shareholder should vote with respect to the resolutions to be considered by Progressive shareholders at the Meeting or any other matter.

        See "The Merger — Opinions of Progressive's Financial Advisors".

Interest of Informed Persons in the Merger

        In considering the recommendation of the Progressive board of directors that Progressive shareholders vote to approve the Merger, you should be aware that some of Progressive's non-employee directors and current and former executive officers have certain interests in the Merger that are different from, or in addition to, the interests of Progressive shareholders generally. Interests of directors and officers that may be different from or in addition to the interests of Progressive shareholders include, but are not limited to:

  •
  Progressive's executive officers are parties to employment agreements and severance policies with Progressive that provide for severance payments and benefits in the event of a qualifying termination of employment in connection with or following the Merger.

  •
  Under the terms of Progressive's LTIPs, the vesting schedule of equity awards granted to certain executive officers will be accelerated in the event of a qualifying termination of employment following the Merger.

  •
  Certain of Progressive's executive officers participate in an annual cash incentive plan under which certain performance measures and other conditions will be deemed achieved at target as a result of the Merger.

  •
  Certain of Progressive's executive officers are entitled to retention payments in connection with the Merger.

  •
  Progressive's directors have received grants of Progressive restricted common shares as part of their normal course quarterly compensation for board service, which are settled in cash within the 12 month period following termination of service.

  •
  Following the signing of the Merger Agreement, certain of Progressive's former executive officers stepped down from the their roles and entered into separation letters with Progressive in full settlement of all matters with respect to their employment with Progressive.

        See "Interest of Informed Persons in the Merger".

        The members of the Progressive board of directors were aware of the different or additional interests set forth herein and considered these interests, among other matters, in evaluating and negotiating the Merger Agreement, and in resolving to recommend to Progressive shareholders that the Merger Agreement and the transactions contemplated by the Merger Agreement be approved.

Board of Directors of the Combined Company

        Following the completion of the Merger, under the terms of the Merger Agreement the combined company's board of directors will consist of seven directors in total, comprised of the five members of the Waste Connections board of directors as of immediately prior to the effective time of the Merger and two members of the Progressive board of directors as of January 18, 2016.

        The following individuals (all of whom are currently directors of Waste Connections) are expected to serve on the Progressive board of directors following completion of the Merger: Messrs. Ronald J. Mittelstaedt, Michael W. Harlan, William J. Razzouk, Edward E. Guillet and Robert H. Davis. Larry S. Hughes and Susan Lee (both of whom are currently directors of the Corporation) are expected to remain directors of the Corporation following completion of the Merger.

        See "The Merger — Board of Directors and Management after the Merger" and Schedule G to this Circular.

Management of the Combined Company

        Upon completion of the Merger, the current management of Waste Connections will assume the management of the combined company, in particular:

  •
  Ronald J. Mittelstaedt will serve as the Chief Executive Officer and Chairman of the board of directors of the combined company;

  •
  Steven F. Bouck will serve as President of the combined company;

  •
  Darrell W. Chambliss will serve as Executive Vice President, Chief Operating Officer and Assistant Secretary of the combined company;

  •
  Worthing F. Jackman will serve as Executive Vice President, Chief Financial Officer and Assistant Secretary of the combined company;

  •
  David G. Eddie will serve as Senior Vice President and Chief Accounting Officer of the combined company;

  •
  David M. Hall will serve as Senior Vice President — Sales and Marketing of the combined company;

  •
  James M. Little will serve as Senior Vice President — Engineering and Disposal of the combined company; and

  •
  Patrick J. Shea will serve as Senior Vice President, General Counsel and Secretary of the combined company.

        See "The Merger — Board of Directors and Management after the Merger" and Schedule G to this Circular.

Regulatory Approvals Required for the Merger

        Progressive and Waste Connections have each agreed to use their reasonable best efforts and to take any and all actions necessary, including agreeing to sell, divest, or license any assets or accept operational restrictions or limitations on the businesses, if such undertakings are required or desirable in order to obtain all regulatory approvals required to complete the transactions contemplated by the Merger Agreement. These approvals include the expiration or early termination of the waiting period under the HSR Act, and approvals from and any other federal, state and foreign regulatory authorities and self-regulatory organizations determined by the parties to be necessary in order to complete the transactions contemplated by the Merger Agreement.

        On January 27, 2016, each of Waste Connections and Progressive filed the required merger notification filings under the HSR Act with the Federal Trade Commission ("FTC") and the Antitrust Division of the Department of Justice ("DOJ"). On February 25, 2016, the transaction was granted early termination of the waiting period pursuant to the HSR Act.

        The Merger is not subject to notification or approval under the Competition Act (Canada) and is not subject to review or approval under the Investment Canada Act (Canada).

        See "The Merger — Regulatory Approvals Required for the Merger".

No Solicitation; Third Party Acquisition Proposals

        Under the terms of the Merger Agreement, each of Progressive and Waste Connections have agreed that it will not (and will not permit any of its subsidiaries to, and that it will cause its directors, officers and employees not to, and that it will direct and use its reasonable best efforts to cause its other representatives not to), directly or indirectly:

  •
  solicit, initiate or knowingly encourage or knowingly facilitate (including by way of furnishing information), or engage in discussions or negotiations regarding, any inquiry, proposal or offer, or the making, submission or announcement of any inquiry, proposal or offer (including any inquiry, proposal or offer to its shareholders or stockholders, as applicable) which constitutes or would be reasonably expected to lead to a "competing acquisition proposal" (as defined on page 63 of this Circular);

  •
  participate in any negotiations regarding, or furnish to any person or entity any non-public information relating to it or any of its subsidiaries in connection with a competing acquisition proposal;

  •
  engage in discussions with any person or entity with respect to any competing acquisition proposal;

  •
  except as required by the duties of the members of its board of directors under applicable laws, waive, terminate, modify or release any person or entity (other than the other party and its affiliates) from any provision of or grant any permission, waiver or request under any "standstill" or similar agreement or obligation;

  •
  approve or recommend, or propose publicly to approve or recommend, any competing acquisition proposal;

  •
  withdraw, change, amend, modify or qualify, or otherwise propose publicly to withdraw, change, amend, modify or qualify, in a manner adverse to the other party, the recommendation by its board of directors to its shareholders or stockholders, as applicable, to vote in favour of its respective proposals;

  •
  within the earlier of five business days of a tender or exchange offer or take-over bid relating to securities of Progressive and Waste Connections having been commenced and two business days prior to Progressive's or Waste Connections' respective special meeting, fail to (i) publicly recommend against such tender or exchange offer or take-over bid, or (ii) publicly reaffirm the recommendation of such party's board of directors;

  •
  after a tender or exchange offer or take-over bid relating to securities of Progressive and Waste Connections having been commenced, fail to send to such party's shareholders the applicable regulatory disclosure recommending that the shareholders reject such tender or exchange offer or take-over bid;

  •
  following the public disclosure of a competing acquisition proposal with respect to Progressive or Waste Connections, fail to publicly reaffirm the recommendation of such party's board of directors within the earlier of five business days after such public disclosure or announcement and two business days prior to such party's special meeting;

  •
  enter into any letter of intent or similar document relating to, or any agreement or commitment providing for, any competing acquisition proposal (other than as permitted in the Merger Agreement); or

  •
  resolve or agree to do any of the foregoing.

        If Progressive or Waste Connections receives prior to obtaining the Progressive Shareholder Transaction Approval or the Waste Connections Stockholder Approval, as applicable, a bona fide, unsolicited, written competing acquisition proposal, which its board of directors determines in good faith after consultation with its outside legal and financial advisors (i) constitutes a superior proposal (as defined on page 63 of this Circular), or (ii) would reasonably be expected to result, after the taking of any of the actions referred to in either of clause (x) or (y) below, in a competing acquisition proposal, then in any such event (if the superior proposal does not result in a breach under the Merger Agreement) it may take the following actions: (x) furnish non-public information to the person or entity making such competing acquisition proposal, if, and only if, prior to so furnishing such information, it receives from such person or entity an executed confidentiality agreement with confidentiality terms that are no less favourable in the aggregate to it than those contained in the confidentiality agreement between Progressive and Waste Connections (provided, however, that the confidentiality agreement is not required to contain standstill provisions) and (y) engage in discussions or negotiations with such person or entity with respect to the competing acquisition proposal.

        See "The Merger Agreement — Covenants and Agreements — No Solicitation; Third Party Acquisition Proposals".

Change of Recommendation

        The Progressive board of directors and the Waste Connections board of directors are entitled to approve or recommend, or propose publicly to approve or recommend a competing acquisition proposal, or withdraw, change, amend, modify or qualify its recommendation, in a manner adverse to the other party, prior to the Progressive Shareholder Transaction Approval or the Waste Connections Stockholder Approval, as applicable:

  •
  following receipt of a bona fide, unsolicited, written competing acquisition proposal that is not withdrawn, which such board of directors determines in good faith after consultation with its outside legal and financial advisors is a superior proposal; or

  •
  as a result of a material development or change in circumstances that occurs or arises after the date of the Merger Agreement that was not known, or reasonably foreseeable, by the party's board of directors as of the date of the Merger Agreement (provided, that (A) in no event shall the receipt, existence or terms of a competing acquisition proposal constitute an intervening event and (B) in no event shall any event or events that has or have an adverse effect on the business, properties, financial condition or results of the operations of the other party and its subsidiaries, taken as a whole, constitute an intervening event unless such event or events has had or would reasonably be expected to have a material adverse effect on the other party);

provided, that (x) with respect to the first clause, such competing acquisition proposal was received after the date of the Merger Agreement and did not result from a breach of the non-solicitation provisions of the Merger Agreement and (y) with respect to each clause above, such board of directors has determined in good faith after consultation with its outside legal counsel that, in light of such competing acquisition proposal or intervening event, the failure to take such action would be inconsistent with the duties of the members of the board of directors under applicable laws.

        Prior to such board of directors making a superior proposal change of recommendation, the party making such a change of recommendation must provide the other party with five business days' prior written notice (any material amendment to the amount or form of consideration payable in connection with the applicable competing acquisition proposal requiring a new notice of an additional three business day period) advising the other party that it intends to take such action and specifying the material terms and conditions of the competing acquisition proposal, and during such five business day period (or subsequent three business day period), such party shall consider and negotiate in good faith any proposal by the other party to amend the terms and conditions of the Merger Agreement such that the competing acquisition proposal would no longer constitute a "superior proposal". Prior to such board of directors making an intervening event change of recommendation, the party making such a change of recommendation must provide the other party with five business days' prior written notice advising the other party that it intends to effect an intervening event change of recommendation and specifying, in reasonable detail, the reasons (including the material facts and circumstances related to the applicable determination by such party's board of directors), and during such five business day period, the party changing its recommendation must consider in good faith any proposal by the other party to amend the terms and conditions of the Merger Agreement in a manner that would obviate the need to effect the change of recommendation.

        No change of recommendation made by a party shall relieve it from its obligation to seek to obtain the Waste Connections Stockholder Approval or the Progressive Shareholder Transaction Approval, as applicable.

        See "The Merger Agreement — Covenants and Agreements — No Solicitation; Third Party Acquisition Proposals — Change of Recommendation".

Conditions to the Completion of the Merger

        Under the Merger Agreement, the respective obligations of each party to effect the Merger are subject to the satisfaction or waiver on or prior to the Closing Date of the Merger of the following conditions:

  •
  receipt of the Progressive Shareholder Transaction Approval and the Waste Connections Stockholder Approval;

  •
  the effectiveness of the registration statement on Form F-4 which Waste Connections and Progressive have prepared in connection with the Merger and no stop order suspending the effectiveness of such registration statement having been issued by the SEC and remaining in effect and no proceeding to that effect having been commenced or threatened;

  •
  the absence of any injunction or other legal prohibition or restraint on the Merger;

  •
  approval for listing on the NYSE and/or the TSX of the Progressive common shares to be issued in the Merger, subject to official notice of issuance;

  •
  the TSX shall have approved the transactions contemplated by the Merger Agreement;

  •
  (i) any applicable waiting period relating to the Merger under the HSR Act must have expired or been terminated; and (ii) no legal proceeding by a governmental entity under any antitrust law of the United States or Canada is pending against Progressive, Waste Connections or Merger Sub that is reasonably likely to temporarily or permanently enjoin, restrain or prevent the consummation of the Merger; and

  •
  since the date of the Merger Agreement, (i) there has been no change in Sections 163(j) or 7874 of the Code (or any other provision of the Code with respect to the deductibility of interest), the regulations promulgated thereunder, or the official interpretation thereof as set forth in published guidance by the IRS (other than in a news release) that would impose a material limitation on the ability to deduct for U.S. federal income tax purposes interest on any current or reasonably anticipated debt obligation (or arrangement treated as a debt obligation for U.S. federal income tax purposes under current law as of the date of the Merger Agreement) of Waste Connections (as the surviving corporation under the Merger) or any of its subsidiaries, and (ii) there has been no change or publicly announced proposed change in law or any official interpretation thereof (including any change to the regime governing the taxation of foreign affiliates or controlled foreign affiliates under the ITA or the General Anti-Avoidance Rule under Section 245 of the ITA) that would result in Progressive or any of its subsidiaries recognizing material taxable income in Canada in respect of any instrument issued by Waste Connections (as the surviving corporation under the Merger) or any of its subsidiaries that is currently outstanding or reasonably anticipated to be outstanding.

        In addition, obligations of Progressive and Merger Sub to effect the Merger are conditioned upon:

  •
  the accuracy of Waste Connections' representations and warranties, subject to specified materiality standards;

  •
  the performance by Waste Connections of its obligations and covenants under the Merger Agreement in all material respects;

  •
  the receipt by Progressive of a tax opinion from its legal counsel, Weil, Gotshal & Manges LLP, that Section 7874 of the Code should not apply in such a manner so as to cause Progressive or any of its subsidiaries to be treated as a domestic corporation pursuant to U.S. federal income tax purposes pursuant to Section 7874(b) of the Code from and after the Closing Date as a result of the transactions contemplated by the Merger Agreement;

  •
  since the date of the Merger Agreement, no material adverse effect on Waste Connections having occurred; and

  •
  the delivery by Waste Connections of an officer's certificate certifying such accuracy of its representations and warranties, such performance of its obligations and covenants, and that no material adverse effect on Waste Connections has occurred since the date of the Merger Agreement.

        In addition, the obligation of Waste Connections to effect the Merger is conditioned upon:

  •
  the accuracy of the representations and warranties of Progressive and Merger Sub, subject to specified materiality standards;

  •
  the performance by Progressive and Merger Sub of their obligations and covenants under the Merger Agreement in all material respects;

  •
  the receipt by Waste Connections of a tax opinion from its legal counsel, Locke Lord, LLP, that Section 7874 of the Code should not apply in such a manner so as to cause Progressive or any of its subsidiaries to be treated as a domestic corporation pursuant to U.S. federal income tax purposes pursuant to Section 7874(b) of the Code from and after the Closing Date as a result of the transactions contemplated by the Merger Agreement;

  •
  since the date of the Merger Agreement, no material adverse effect on Progressive having occurred; and

  •
  the delivery by Progressive of an officer's certificate certifying such accuracy of such representations and warranties, such performance of such obligations and covenants, and that no material adverse effect on Progressive has occurred since the date of the Merger Agreement.

        See "The Merger Agreement — Conditions to the Completion of the Merger".

 Termination of the Merger Agreement; Termination Fees

Termination

        The Merger Agreement may be terminated and the Merger and the other transactions abandoned (whether before or after the Waste Connections Stockholder Approval by the Waste Connections stockholders or the Progressive Shareholder Transaction Approval by Progressive shareholders, as applicable) as follows:

  •
  by mutual written consent of Progressive and Waste Connections;

  •
  by either Progressive or Waste Connections, prior to the effective time of the Merger, if there has been a breach by Waste Connections, on the one hand, or Progressive or Merger Sub, on the other hand, of any representation, warranty, covenant or agreement set forth in the Merger Agreement, which breach would result in the conditions to the consummation of the Merger not being satisfied (and such breach is not curable prior to October 18, 2016, or if curable prior to the Outside Date (as defined below), has not been cured within the earlier of (i) 30 calendar days after the receipt of notice thereof by the defaulting party from the non-defaulting party or (ii) three business days before the Outside Date). However, the Merger Agreement may not be terminated in accordance with the foregoing sentence by any party if such party is then in material breach of any representation, warranty, covenant or agreement set forth in the Merger Agreement;

  •
  by either Progressive or Waste Connections, if the effective time of the Merger has not occurred by midnight (Eastern Time) on October 18, 2016 (the "Outside Date"), provided that if on such day all of the conditions to consummate the Merger have been satisfied or waived (other than with respect to a material adverse effect), then the Outside Date is automatically extended to 5:00 p.m. (Eastern Time) on January 18, 2017; and provided that this right to terminate the Merger Agreement may not be exercised by a party whose breach of any representation, warranty, covenant or agreement in the Merger Agreement is the cause of, or resulted in, the effective time of the Merger not occurring prior to the Outside Date;

  •
  by Progressive, if, prior to the Waste Connections Stockholder Approval, the Waste Connections board of directors effects a change of recommendation or Waste Connections breaches the non-solicitation covenant in any material respect;

  •
  by Waste Connections, if, prior to the Progressive Shareholder Transaction Approval, the Progressive board of directors effects a change of recommendation or Progressive breaches the non-solicitation covenant in any material respect;

  •
  by either Progressive or Waste Connections if a governmental entity of competent jurisdiction, that is within a jurisdiction that is material to the business and operations of Progressive or Waste Connections, taken together, has issued a final, non-appealable order, injunction, decree or ruling in each case permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger; provided that the party seeking termination pursuant to the above provision must use its reasonable best efforts to prevent the entry and to remove such order, injunction, decree or ruling;

  •
  by either Progressive or Waste Connections, if the Waste Connections Stockholder Approval has not been obtained at the Waste Connections Special Meeting or at any adjournment or postponement thereof, in each case at which a vote on such approval was taken;

  •
  by either Progressive or Waste Connections, if the Progressive Shareholder Transaction Approval has not been obtained at the Meeting or at any adjournment or postponement thereof, in each case at which a vote on such approval was taken;

  •
  by Waste Connections, if, any time prior to the Waste Connections Stockholder Approval, the Waste Connections board of directors effects a change of recommendation in order to accept a superior proposal, Waste Connections enters into a definitive agreement with respect to such superior proposal and pays the Waste Connections Termination Fee (as defined below) to Progressive as a condition to such termination; or

  •
  by Progressive, if, at any time prior to the Progressive Shareholder Transaction Approval, the Progressive board of directors effects a change of recommendation in order to accept a superior proposal, Progressive enters into a definitive agreement with respect to such superior proposal and pays the Progressive Termination Fee (as defined below) to Waste Connections as a condition to such termination.

Termination Fee / Expense Reimbursement Payable by Waste Connections

        The Merger Agreement requires Waste Connections to pay Progressive a termination fee of $150 million (the "Waste Connections Termination Fee") if:

  •
  (a) Progressive or Waste Connections terminates the Merger Agreement due to the failure of the Merger to occur by the Outside Date or the failure to obtain the Waste Connections Stockholder Approval at the Waste Connections Special Meeting or at any adjournment or postponement thereof, in each case at which a vote on such approval was taken or there has been a breach by Waste Connections, which would result in a failure to meet the closing conditions described above and such breach is not curable prior to the Outside Date, (b) after the date of the Merger Agreement, an acquisition proposal for Waste Connections by a third party for more than 50% of the assets, equity interests or business of Waste Connections has been publicly disclosed and not publicly, irrevocably withdrawn prior to the date of the Waste Connections Special Meeting and (c) (1) any such acquisition proposal is consummated within twelve months of such termination or (2) Waste Connections enters into a definitive agreement providing for any such acquisition proposal within twelve months of such termination and such acquisition proposal is consummated;

  •
  Progressive terminates the Merger Agreement because (a) prior to the Waste Connections Stockholder Approval, the Waste Connections board of directors effects a change of recommendation or (b) Waste Connections breaches the non-solicitation covenant in any material respect; or

  •
  Waste Connections terminates the Merger Agreement at any time prior to the Waste Connections Stockholder Approval, the Waste Connections board of directors effects a change of recommendation in order to accept a superior proposal, and Waste Connections enters into a definitive agreement with respect to such superior proposal and pays the Waste Connections Termination Fee to Progressive as a condition to such termination.

        The Merger Agreement requires Waste Connections to reimburse Progressive for an amount equal to $15 million (the "Waste Connections Expense Reimbursement") if either Progressive or Waste Connections terminates the Merger Agreement because the Waste Connections Stockholder Approval was not obtained at the Waste Connections Special Meeting or at any adjournment or postponement thereof, in each case at which a vote on such approval was taken. Progressive and Waste Connections have agreed, except in the case of fraud or a willful breach (as defined in the Merger Agreement) of the Merger Agreement, the payment of the Waste Connections Expense Reimbursement or the Waste Connections Termination Fee will be the sole and exclusive remedy of Progressive and its subsidiaries, officers, directors, affiliates, agents, and representatives.

Termination Fee / Expense Reimbursement Payable by Progressive

        The Merger Agreement requires Progressive to pay Waste Connections a termination fee of $105 million (the "Progressive Termination Fee") if:

  •
  (a) Progressive or Waste Connections terminates the Merger Agreement due to the failure of the Merger to occur by the Outside Date or the failure to obtain the Progressive Shareholder Transaction Approval at the Meeting or at any adjournment or postponement thereof, in each case at which a vote on such approval was taken or there has been a breach by Progressive, which would result in a failure to meet the closing conditions described above and such breach is not curable prior to the Outside Date, (b) after the date of the Merger Agreement, an acquisition proposal for Progressive by a third party for more than 50% of the assets, equity interests or business of Progressive has been publicly disclosed and not publicly, irrevocably withdrawn prior to the date of the Meeting and (c) (1) any such acquisition proposal is consummated within twelve months of such termination or (2) Progressive enters into a definitive agreement providing for any such acquisition proposal within twelve months of such termination and such acquisition proposal is consummated;

  •
  Waste Connections terminates the Merger Agreement because (a) prior to the Progressive Shareholder Transaction Approval, the Progressive board of directors effects a change of recommendation or (b) Progressive breaches the non-solicitation covenant in any material respect; or

  •
  Progressive terminates the Merger Agreement at any time prior to the Progressive Shareholder Transaction Approval, the Progressive board of directors effects a change of recommendation in order to accept a superior proposal, and Progressive enters into a definitive agreement with respect to such superior proposal and pays the Progressive Termination Fee to Waste Connections as a condition to such termination.

        The Merger Agreement requires Progressive to reimburse Waste Connections for an amount equal to $15 million (the "Progressive Expense Reimbursement") if either Progressive or Waste Connections terminates the Merger Agreement because the Progressive Shareholder Transaction Approval was not obtained at the Progressive Special Meeting or at any adjournment or postponement thereof, in each case at which a vote on such approval was taken. Progressive and Waste Connections have agreed, except in the case of fraud or a willful breach (as defined in the Merger Agreement) of the Merger Agreement, the payment of the Progressive Expense Reimbursement or the Progressive Termination Fee will be the sole and exclusive remedy of Waste Connections and its subsidiaries, officers, directors, affiliates, agents, and representatives.

        See "The Merger Agreement — Termination of the Merger Agreement; Termination Fees".

Listing of Progressive Common Shares; Delisting of Shares of Waste Connections Common Stock

        Following the Merger, Waste Connections common stock will be delisted from the NYSE and deregistered under the Exchange Act. The combined company's common shares will be listed on the NYSE and the TSX under the trading symbol "WCN".

        Progressive has applied to the TSX and the NYSE to list the Progressive common shares to be issued in connection with the Merger or issuable pursuant to the terms of the outstanding Waste Connections stock-based awards that Progressive will assume pursuant to the Merger and pursuant to the terms of the New Incentive Plan on the TSX and the change of the Corporation's trading symbol to "WCN". The Merger is conditioned on the TSX approving the listing of the Progressive common shares on the TSX. The Merger is not conditioned on the TSX approving the change of the Corporation's trading symbol to "WCN".

        The TSX has granted conditional approval of the Merger and transactions contemplated by the Merger Agreement, including the listing of the Progressive common shares to be issued in connection with the Merger and the Progressive common shares to be reserved for issuance pursuant to the terms of the outstanding Waste Connections stock-based awards that Progressive will assume pursuant to the Merger, the New Incentive Plan and the listing of the Progressive common shares to be reserved for issuance pursuant to the New Incentive Plan, and the change of the Corporation's trading symbol to "WCN".

        See "The Merger — Listing of Progressive Common Shares, Delisting of Shares of Waste Connections Common Stock".

The Consolidation

        The Progressive board of directors is recommending that Progressive shareholders vote to approve the Consolidation whereby, subject to approval of the Transaction Resolution and approval by the TSX, immediately following the completion of the Merger every 2.076843 Progressive common shares will be consolidated into one (1) Progressive common share. Immediately following the Consolidation, each Progressive shareholder (including former Waste Connections stockholders) will own a reduced number of Progressive common shares (i.e., for every 2.076843 Progressive common shares, a Progressive shareholder will, following the Consolidation, own one (1) Progressive common share).

        The Consolidation will happen at the same time for every Progressive shareholder (including former Waste Connections stockholders), will affect every Progressive shareholder uniformly and will not change any Progressive shareholder's percentage ownership interest or relative voting rights in Progressive (other than to the extent that the Consolidation would result in any Progressive shareholder owning a fractional share, because cash will be paid in lieu of fractional shares). As described below, while there can be no assurance as to Progressive's future valuation or share price, the Consolidation should not in itself change the overall valuation of Progressive or the value of a Progressive shareholder's investment. The Merger is not conditioned on Progressive shareholder approval of the Consolidation. In the event that the Merger is consummated but the Progressive shareholder approval of the Consolidation is not obtained, Waste Connections stockholders will receive 2.076843 Progressive common shares for each share of Waste Connections common stock as a result of the Merger and the number of Progressive common shares held by Progressive shareholders will remain unchanged. The Merger is not conditioned on the TSX approving the Consolidation.

        The TSX has conditionally approved the Consolidation. See "The Consolidation".

The Name Change

        Immediately following the Consolidation (or, if the Consolidation is not approved by Progressive shareholders, immediately following the completion of the Merger) and subject to TSX approval, Progressive intends to change its name to "Waste Connections, Inc." (i.e., the Name Change) by amalgamating with its newly-formed direct wholly-owned subsidiary, Waste Connections, Inc., which was incorporated under the OBCA solely for the purpose of effecting the Name Change.

        The Merger is not conditioned on the TSX approving the Name Change.

        The TSX has conditionally approved the Name Change.

        See "The Name Change".

Dissent Rights

        Pursuant to the OBCA, Progressive shareholders are not entitled to dissent rights in respect of any of the transactions contemplated by the Merger Agreement, including the Merger, the Consolidation or the Name Change.

        See "Dissent Rights".

Risk Factors

        Progressive shareholders should carefully consider the risk factors relating to the Merger and the other transactions contemplated by the Merger Agreement.

        See "Risk Factors".

Selected Historical Financial Data of Waste Connections

        The selected historical consolidated financial data as of December 31, 2015 and 2014, and for each of the three years ended December 31, 2015, have been derived from Waste Connections' audited consolidated financial statements contained in its Annual Report on Form 10-K for the year ended December 31, 2015, which are incorporated by reference into this Circular. The selected historical financial data of Waste Connections as of December 31, 2013, 2012 and 2011, and for the years ended December 31, 2012 and 2011 have been derived from Waste Connections' audited consolidated financial statements for such years, which have not been incorporated by reference into this Circular.

        The information set forth below is only a summary and is not necessarily indicative of the results of future operations of Waste Connections or the combined company, and you should read the following information together with the information about Waste Connections set out in Schedule F to this Circular, as well as Waste Connections' audited consolidated financial statements, the related notes and the section entitled "Management's

Discussion and Analysis of Financial Condition and Results of Operations" contained in Waste Connections' Annual Report on Form 10-K for the year ended December 31, 2015, which is incorporated by reference in this Circular.

	YEARS ENDED DECEMBER 31,
	2015	2014	2013	2012	2011
	(in thousands, except share and per share data)
STATEMENT OF OPERATIONS DATA:
Revenues	$2,117,287	$2,079,166	$1,928,795	$1,661,618	$1,505,366

Operating income (loss)	(61,532)	449,269	393,444	316,147	317,062

Net income (loss)	(94,694)	233,327	196,005	159,660	166,171
Less: Net income attributable to noncontrolling interests	(1,070)	(802)	(350)	(567)	(932)

Net income (loss) attributable to Waste Connections	$(95,764)	$232,525	$195,655	$159,093	$165,239

Earnings (loss) per common share attributable to Waste Connections common stockholders:
Basic	$(0.78)	$1.87	$1.58	$1.31	$1.47

Diluted	$(0.78)	$1.86	$1.58	$1.31	$1.45

Shares used in the per share calculations:
Basic	123,491,931	124,215,346	123,597,540	121,172,381	112,720,444

Diluted	123,491,931	124,787,421	124,165,052	121,824,349	113,583,486

Cash dividends per common share	$0.535	$0.475	$0.415	$0.37	$0.315

Cash dividends paid	$65,990	$58,906	$51,213	$44,465	$35,566

Non-U.S. GAAP Financial Measures
Adjusted EBITDA(a)	$710,607	$717,078	$657,002	$528,419	$489,613

Adjusted net income attributable to Waste Connections(b)	$244,897	$254,236	$221,675	$188,050	$180,084

(a)
See pages 24 and 103 for a reconciliation of Net income (loss) to Adjusted EBITDA.

(b)
See pages 24 and 104 for a reconciliation of Net income (loss) to Adjusted net income attributable to Waste Connections.

	DECEMBER 31,
	2015	2014	2013	2012	2011
	(in thousands)
BALANCE SHEET DATA (AS OF PERIOD END):
Cash and equivalents	$10,974	$14,353	$13,591	$23,212	$12,643
Working capital surplus (deficit)	(15,847)	5,833	(16,513)	(55,086)	(34,544)
Property and equipment, net	2,738,288	2,594,205	2,450,649	2,457,606	1,450,469
Total assets	5,121,798	5,245,267	5,057,617	5,076,199	3,325,633
Long-term debt and notes payable	2,147,127	1,971,152	2,060,955	2,196,140	1,170,386
Total equity	1,991,784	2,233,741	2,048,207	1,883,130	1,399,687

Adjusted EBITDA

        Waste Connections presents adjusted EBITDA, a non-U.S. GAAP financial measure, supplementally because it is widely used by investors as a performance and valuation measure in the solid waste industry. Waste Connections' management uses adjusted EBITDA as one of the principal measures to evaluate and monitor the ongoing financial performance of its operations. Waste Connections defines adjusted EBITDA as net income (loss), plus or minus income tax provision (benefit), plus interest expense, plus depreciation and amortization expense, plus closure and post-closure accretion expense, plus or minus any loss or gain on impairments and other operating items, plus other expense, less other income. Waste Connections further adjusts this calculation to exclude the effects of other items Waste Connections' management believes impact the ability to assess the operating performance of Waste Connections' business. This measure is not a substitute for, and should be used in conjunction with, U.S. GAAP financial measures. Other companies may calculate adjusted EBITDA differently. Waste Connections' adjusted EBITDA for the years ended December 31, 2015, 2014, 2013, 2012 and 2011 are calculated as follows (amounts in thousands):

	Years Ended December 31,
	2015	2014	2013	2012	2011
	(in thousands)
Net income (loss)	$(94,694)	$233,327	$196,005	$159,660	$166,171
Plus (Less): Income tax provision (benefit)	(31,592)	152,335	124,916	105,443	106,958
Plus: Interest expense	64,236	64,674	73,579	53,037	44,520
Plus: Depreciation and amortization	269,434	257,944	243,864	193,584	167,100
Plus: Closure and post-closure accretion	3,978	3,627	2,967	2,581	1,967
Plus: Impairments and other operating items(a)	494,492	4,091	4,129	(1,924)	1,657
Less: Other expense (income), net	518	(1,067)	(1,056)	(1,993)	(587)
Adjustments:
Plus: Loss on prior office leases(b)	—	—	9,902	—	—
Plus: Acquisition-related costs(c)	4,235	2,147	1,946	6,415	1,744
Plus: Corporate relocation expenses(d)	—	—	750	8,031	83
Plus: Named executive officers' equity grants(e)	—	—	—	3,585	—

Adjusted EBITDA	$710,607	$717,078	$657,002	$528,419	$489,613

(a)
Reflects the addback of impairments and other operating items.

(b)
Reflects the addback of the loss on prior office leases resulting primarily from the relocation of Waste Connections corporate headquarters from California to Texas.

(c)
Reflects the addback of acquisition-related transaction costs.

(d)
Reflects the addback of costs associated with the relocation of Waste Connections corporate headquarters from California to Texas.

(e)
Reflects the addback of equity compensation expense incurred at the time Waste Connections' named executive officers' employment contracts were modified.

Adjusted Net Income and Adjusted Net Income per Diluted Share

        Waste Connections presents adjusted net income and adjusted net income per diluted share, both non-U.S. GAAP financial measures, supplementally because they are widely used by investors as a valuation measure in the solid waste industry. Waste Connections' management uses adjusted net income and adjusted net income per diluted share as one of the principal measures to evaluate and monitor the ongoing financial performance of its operations. Waste Connections provides adjusted net income to exclude the effects of items management believes impact the comparability of operating results between periods. Adjusted net income has limitations due to the fact that it excludes items that have an impact on Waste Connections' financial condition and results of operations. Adjusted net income and adjusted net income per diluted share are not a substitute for, and should be used in conjunction with, U.S. GAAP financial measures. Other companies may calculate adjusted net income and adjusted net income per diluted share differently. Waste Connections' adjusted net income and adjusted net income per diluted share for the years ended December 31, 2015, 2014, 2013, 2012 and 2011, are calculated as follows (amounts in thousands, except per share amounts):

	Years Ended December 31,
	2015	2014	2013	2012	2011
	(in thousands, except share and per share data)
Reported net income (loss) attributable to Waste Connections	$(95,764)	$232,525	$195,655	$159,093	$165,239
Adjustments:
Amortization of intangibles(a)	29,077	27,000	25,410	24,557	20,064
Acquisition-related costs(b)	4,235	2,147	1,946	6,415	1,744
Impairments and other operating items(c)	494,492	4,091	4,129	(1,924)	1,657
Loss on prior office leases(d)	—	—	9,902	—	—
Corporate relocation expenses(e)	—	—	750	8,031	83
Named executive officers' equity grants(f)	—	—	—	3,585	—
Tax effect(g)	(182,945)	(12,747)	(16,117)	(14,309)	(8,703)
Impact of deferred tax adjustments(h)	(4,198)	1,220	—	2,602	—

Adjusted net income attributable to Waste Connections	$244,897	$254,236	$221,675	$188,050	$180,084

Diluted earnings (loss) per common share attributable to Waste Connections common stockholders:
Reported net income (loss)	$(0.78)	$1.86	$1.58	$1.31	$1.45

Adjusted net income	$1.98	$2.04	$1.79	$1.54	$1.59

Shares used in the per share calculations:
Reported diluted shares	123,491,931	124,787,421	124,165,052	121,824,349	113,583,486

Adjusted diluted shares(i)	123,871,636	124,787,421	124,165,052	121,824,349	113,583,486

(a)
Reflects the elimination of the non-cash amortization of acquisition-related intangible assets.

(b)
Reflects the elimination of acquisition-related transaction costs.

(c)
Reflects the addback of impairments and other operating items.

(d)
Reflects the addback of the loss on prior office leases resulting primarily from the relocation of Waste Connections' corporate headquarters from California to Texas.

(e)
Reflects the addback of costs associated with the relocation of Waste Connections' corporate headquarters from California to Texas.

(f)
Reflects the addback of equity compensation expense incurred at the time Waste Connections' named executive officers' employment contracts were modified.

(g)
The aggregate tax effect of the adjustments in footnotes (a) through (f) is calculated based on the applied tax rates for the respective periods.

(h)
Reflects (1) the elimination in 2015 of an increase to the income tax benefit primarily associated with a decrease in Waste Connections' deferred tax liabilities resulting from the impairment of assets in its E&P segment that impacted the geographical apportionment of its state income taxes, (2) the elimination in 2014 of an increase to the income tax provision associated with an increase in Waste Connections' deferred tax liabilities resulting from the enactment of New York State's 2014-2015 Budget Act on March 31, 2014 and (3) the elimination of an increase to the income tax provision associated with an increase in Waste Connections' deferred tax liabilities primarily resulting from the R360 acquisition.

(i)
Reflects reported diluted shares adjusted for shares that were excluded from the reported diluted shares calculation due to reporting a net loss during the year ended December 31, 2015.

        See "Selected Historical Financial Data of Waste Connections".

 Selected Unaudited Pro Forma Financial Data

        The following selected unaudited pro forma combined financial data (referred to as the "selected pro forma data") gives effect to the Merger, for purposes of the unaudited pro forma condensed combined balance sheet data as of December 31, 2015 as if the Merger had occurred on December 31, 2015, and for purposes of the unaudited pro forma condensed combined statement of operations data for the fiscal year ended December 31, 2015 as if the Merger had occurred on January 1, 2015.

        The selected pro forma data have been derived from, and should be read in conjunction with, the more detailed unaudited pro forma condensed combined financial information of the combined company attached as Schedule H to this Circular.

        In addition, the unaudited pro forma condensed combined financial information is based on, and should be read in conjunction with, the historical consolidated financial statements and related notes of each of Progressive and Waste Connections for the applicable periods, which have been incorporated by reference into this Circular. See "Selected Historical Financial Data of Waste Connections", "Additional Information", Schedule G and Schedule H to this Circular. The selected pro forma data have been presented for illustrative purposes only and are not necessarily indicative of what the combined company's financial position or results of operations actually would have been had the Merger been completed as of the dates indicated. In addition, the selected pro forma data do not purport to project the future financial position or operating results of the combined company. Also, as explained in more detail in the accompanying notes to the unaudited pro forma condensed combined financial information, the preliminary fair values of assets acquired and liabilities assumed reflected in the selected pro forma data are subject to adjustment and may vary materially from the fair values that will be recorded upon completion of the Merger.

        In preparing the unaudited pro forma financial statements, Progressive and Waste Connections have made certain assumptions that affect the amounts reported in the unaudited pro forma financial statements. The unaudited pro forma financial statements are not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded upon consummation of the Merger and the other transactions contemplated by the Merger Agreement will differ from the pro forma information presented below. Pro forma adjustments have been made to account for significant accounting policy differences identified as of the date of this Circular. The review undertaken by Progressive and Waste Connections in preparing these pro forma statements was to identify significant accounting policy differences where the impact was potentially material and could reasonably be estimated. Further accounting policy differences may be identified after the consummation of the Merger. Any potential synergies that may be realized after consummation of the Merger have been excluded from the unaudited pro forma financial statements.

Year ended December 31, 2015
(Millions, except per share data)
Income Statement Data
Total revenues	$4,042,879
Operating income	117,257
Net income before income taxes	1,987
Net income attributable to the combined company	$9,001
Net earnings per weighted average share, basic and diluted	$0.05
Cash dividends per weighted average common share	$0.53

As at December 31, 2015
(Millions)
Balance Sheet Data (as of period end)
Total assets	$10,938,550
Total long-term debt (including current portion)	$3,696,912
Total shareholders' equity	$5,264,721

        See "Selected Unaudited Pro Forma Financial Data" and Schedule H to this Circular.

Comparative Historical and Unaudited Pro Forma Per Share Financial Data

        The following tables set forth certain historical, pro forma and pro forma equivalent per share financial information for Progressive common shares and shares of Waste Connections common stock. The unaudited pro forma and pro forma equivalent per share financial information gives effect to the Merger as if the Merger had occurred on December 31, 2015.

        The pro forma per share income statement information for the year ended December 31, 2015 combines: (i) the historical consolidated statement of income of Progressive for the fiscal year ended December 31, 2015, and (ii) the historical consolidated statement of income of Waste Connections for the year ended December 31, 2015.

        The Waste Connections pro forma equivalent data per ordinary share financial information is calculated by multiplying the combined unaudited pro forma data per ordinary share amounts by the Exchange Ratio.

        The information should be read in conjunction with the audited consolidated financial statements of Progressive, which are incorporated by reference into this Circular, and the audited consolidated financial statements of Waste Connections, which are incorporated by reference into this Circular. See "Selected Historical Financial Data of Waste Connections", "Additional Information" and Schedule G and Schedule H to this Circular. The unaudited pro forma information below is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the Merger had been completed as of the date indicated, nor is it necessarily indicative of the future operating results or financial position of the combined company. In addition, the unaudited pro forma information does not purport to project balance sheet data or results of operations data as of any future date or for any future period.

Year Ended December 31, 2015
Progressive Historical Per Share Data
Net income per weighted average share, basic and diluted	$1.12
Cash dividend per weighted average common share	$0.51
Book value per share (as of end of period end)	$10.33

Year Ended December 31, 2015
Waste Connections Historical Per Share Data
Net loss per weighted average share, basic and diluted	$(0.78)
Cash dividend per weighted average common share	$0.53
Book value per share (as of end of period end)	$16.28

Year Ended December 31, 2015
Unaudited Pro Forma Combined Per Share Data
Net income per weighted average share, basic and diluted	$0.05
Cash dividends per weighted average common share	$0.53
Book value per share (as of end of period end)	$30.08

Year Ended December 31, 2015
Unaudited Pro Forma Progressive Equivalent Per Share Data
Net income per weighted average share, basic and diluted	$0.02
Cash dividends per weighted average common share	$0.26
Book value per share (as of end of period end)	$14.48

        See "Comparative Historical and Unaudited Pro Forma Per Share Financial Data" and Schedule H to this Circular.

Proxy Solicitation Agent

        If you have any questions about the Merger, the other transactions contemplated by the Merger Agreement, including the Consolidation and the adoption by Progressive of the New Incentive Plan, the Meeting or the proxy materials or if you need assistance submitting your proxy or voting your shares or need additional copies of this document or the enclosed form of proxy, you should contact Progressive's Proxy Solicitation and Information Agent, Kingsdale Shareholder Services, by telephone at 1-888-518-1556 (North American Toll Free) or 416-867-2272 (Collect Outside North America), or by email at contactus@kingsdaleshareholder.com.

GENERAL INFORMATION CONCERNING THE MEETING AND VOTING

Date, Time and Place of Meeting

        The Meeting will be held at 10:00 a.m. (Eastern Time) on May 26, 2016 at the St. Andrew's Club and Conference Centre, 150 King Street West, 27th Floor, Toronto, Ontario.

Purpose of the Meeting

        At the Meeting, Progressive shareholders will be asked:

  (a)
  to consider and, if thought advisable, pass, with or without variation, the Transaction Resolution;

  (b)
  conditional upon the approval of the Transaction Resolution, to consider and, if thought advisable, pass, with or without variation, the Consolidation Resolution;

  (c)
  conditional upon the approval of the Transaction Resolution, to consider and, if thought advisable, pass, with or without variation, the Incentive Plan Resolution;

  (d)
  to receive the consolidated financial statements of the Corporation for the year ended December 31, 2015 and the report of the auditors thereon; and

  (e)
  to consider and, if thought advisable, pass the Annual Resolutions.

        Particulars of the subject matter of the Transaction Resolution, the Consolidation Resolution and the Incentive Plan Resolution are described in this Circular below. Particulars of the subject matter of the Annual Resolutions are set out in Schedule I to this Circular.

        Completion of the Merger is not conditional upon the approval of any of the Consolidation Resolution, the Incentive Plan Resolution or any of the Annual Resolutions.

        The Consolidation Resolution and the Incentive Plan Resolution are being put to Progressive shareholders for approval if the Transaction Resolution is approved.

        Management of Progressive and the Progressive board of directors each recommend that Progressive shareholders vote FOR the Transaction Resolution, the Consolidation Resolution, the Incentive Plan Resolution and each of the Annual Resolutions.

 Transaction Resolution

        The Merger and other transactions contemplated by the Merger Agreement constitute a "backdoor listing" because Progressive is the legal acquiror of Waste Connections (which is not listed on the TSX). Progressive shareholders will own approximately 30% of the combined company upon the completion of the Merger, the current management of Waste Connections will assume the management of the combined company, and all five of the current directors of Waste Connections will become directors of the combined company comprising a majority of its board of directors. As a "backdoor listing" under the rules of the TSX, the combined company must meet the TSX original listing requirements in order to issue Progressive common shares in exchange for the cancellation of shares of Waste Connections common stock pursuant to the Merger Agreement. The TSX has determined that the combined company will, following the Merger, meet the original listing requirements. Further, as a "backdoor listing", Section 626 of the TSX Company Manual requires the Transaction Resolution be approved by the affirmative vote of at least a majority of the votes cast thereon by Progressive shareholders either in person or by proxy at the Meeting.

        As of the close of business on April 12, 2016, there were 109,316,773 Progressive common shares outstanding. In connection with the completion of the Merger, Progressive currently estimates that it will issue or reserve for issuance approximately 257,700,124 Progressive common shares (124,082,622 Progressive common shares if the Consolidation is effected) (equal to approximately 233% of the number of Progressive common shares currently outstanding on a fully-diluted basis), including approximately: (a) 255,025,907 Progressive common shares (122,794,986 Progressive common shares if the Consolidation is effected) issuable in exchange for the cancellation of 122,794,986 shares of Waste Connections common stock (equal to approximately 231% of the number of Progressive common shares currently outstanding on a fully-diluted basis); and (b) 2,674,217 Progressive common shares (1,287,636 Progressive common shares if the Consolidation is effected) reserved for issuance in respect of certain outstanding stock-based awards of Waste Connections that Progressive has agreed to assume pursuant to the Merger Agreement (equal to approximately 2% of the number of Progressive common shares currently outstanding on a fully-diluted basis). In addition, in connection with the adoption of the New Incentive Plan, Progressive will reserve for issuance 10,384,215 Progressive common shares (5,000,000 Progressive common shares if the Consolidation is effected) on the exercise or settlement of equity incentive awards that may be issued from time to time under the New Equity Incentive Plan.

        The full text of the Transaction Resolution is set forth in Schedule A to this Circular. For further information, please see "The Merger", "The Merger Agreement" and "Equity Incentive Plan Matters".

Consolidation Resolution

        Subject to and immediately following the completion of the Merger, and subject to approval by the TSX, the Corporation expects to implement the Consolidation, being a consolidation of the issued and outstanding Progressive common shares on the basis of 2.076843 pre-Consolidation Progressive common shares for every one (1) post-Consolidation Progressive common share. At the Meeting, Progressive shareholders will be asked to consider and approve, with or without modification, the Consolidation Resolution, being a special resolution authorizing an amendment to the articles of the Corporation pursuant to subsection 168(1)(h) of the OBCA to effect the Consolidation. As a special resolution, the Consolidation Resolution must be approved by the affirmative vote of at least two-thirds of the votes cast thereon either in person or by proxy at the Meeting.

        The Consolidation Resolution will only be put to Progressive shareholders for approval if the Transaction Resolution is approved.

        Although approval for the Consolidation is being sought at the Meeting, the Consolidation will only become effective at a date to be determined by the Progressive board of directors and in any event no earlier than immediately following the completion of the Merger. The Consolidation Resolution will also authorize the Progressive board of directors to elect not to proceed with, and abandon, the Consolidation.

        The full text of the Consolidation Resolution is set forth in Schedule A to this Circular. For further information, please see "The Consolidation".

Incentive Plan Resolution

        Under the Merger Agreement, Progressive has agreed to adopt the New Incentive Plan. Pursuant to the rules of the TSX, at the Meeting, Progressive shareholders will be asked to consider and pass, with or without variation, an ordinary resolution authorizing and approving the adoption by the Corporation of the New Incentive Plan and the reservation for issuance under the New Incentive Plan of 10,384,215 Progressive common shares (5,000,000 Progressive common shares if the Consolidation is effected). As an ordinary resolution, the Incentive Plan Resolution must be approved by the affirmative vote of at least a majority of the votes cast thereon either in person or by proxy at the Meeting. The full text of the New Incentive Plan is set forth in Schedule J to this Circular. For further information, please see "Equity Incentive Plan Matters — New Incentive Plan".

        The Incentive Plan Resolution will only be put to Progressive shareholders for approval if the Transaction Resolution is approved.

        Although approval for the adoption of the New Incentive Plan is being sought at the Meeting, the New Incentive Plan will only be adopted by, and become effective at a date to be determined by, the Progressive board of directors, which, in any event, will be no earlier than immediately following the completion of the Merger.

        The full text of the Incentive Plan Resolution is set forth in Schedule A to this Circular.

Annual Resolutions

        Information regarding the Annual Resolutions is set forth in Schedule I to this Circular.

 The Record Date and Progressive Shareholders Entitled to Vote

        Only holders of Progressive common shares at the close of business (5:00 p.m. (Eastern Time)) on April 15, 2016, the Record Date for the Meeting, will be entitled to notice of, and to vote at, the Meeting or any adjournments or postponements thereof.

        As of the close of business on April 12, 2016, there were outstanding a total of 109,316,773 Progressive common shares. Each outstanding Progressive common share on the Record Date is entitled to one vote on each of the resolutions to be considered and voted on at the Meeting.

Solicitation of Proxies

        This Circular is furnished in connection with the solicitation of proxies by or on behalf of the Progressive board of directors and management of Progressive for use at the Meeting, and at any postponement or adjournment thereof, for the purposes set forth in the Notice of Meeting. The Progressive board of directors and its management are soliciting proxies of all registered Progressive shareholders ("Registered Holders") and beneficial (non-registered) Progressive shareholders ("Non-Registered Holders") primarily by mail and electronic means, supplemented by telephone or other contact by employees of the Corporation (who will receive no additional compensation) and all such costs will be borne by the Corporation. The Corporation has retained the services of our Proxy Solicitation and Information Agent, Kingsdale Shareholder Services, to solicit proxies in Canada and the United States at an anticipated cost of Cdn.$125,000 and reimbursement for certain expenses. Progressive may make other arrangements with soliciting dealers, dealer managers or information agents either within or outside Canada for customary compensation for soliciting proxies in connection with the Meeting if the Corporation considers it appropriate to do so.

        Additionally, Progressive may use the Broadridge QuickVote™ service to assist certain Non-Registered Holders with voting their Progressive common shares. Non-Registered Holders may be contacted by our Proxy Solicitation and Information Agent to conveniently vote directly over the telephone. Broadridge Financial Solutions Inc. ("Broadridge") will then tabulate the results of all instructions received and provide the appropriate instructions respecting the voting of such Progressive common shares. For a discussion of the voting process for Non-Registered Holders, see "General Information Concerning the Meeting and Voting — Non-Registered Holders — Voting of Progressive Common Shares".

        This Circular and related proxy materials are being sent to both Registered and Non-Registered Holders. The Corporation does not send proxy-related materials directly to Non-Registered Holders and is not relying on the notice-and-access provisions of applicable Canadian securities laws for delivery of proxy-related materials to either Registered Holders or Non-Registered Holders. The Corporation will deliver proxy-related materials to nominees, custodians and fiduciaries, and they will be asked to promptly forward them to Non-Registered Holders. If you are a Non-Registered Holder, your nominee should send you a Voting Instruction Form (as defined below) or form of proxy along with this Circular. The Corporation has elected to pay for the delivery of our proxy-related materials to objecting Non-Registered Holders.

Registered Holders — Voting and Appointment of Proxies

        Registered Holders may vote in person at the Meeting or by proxy. The persons named as proxies in the enclosed form of proxy are directors or officers of the Corporation. A Progressive shareholder has the right to appoint another person or company to represent such Progressive shareholder at the Meeting, and may do so by inserting such person or company's name in the blank space provided in the form of proxy or by completing another proper form of proxy. Such other person or company need not be a Progressive shareholder.

        The form of proxy must be executed by the Registered Holder or, if the Registered Holder is a corporation, the form of proxy should be signed in its corporate name and its corporate seal must be affixed to the form of proxy or the form of proxy must be signed by an authorized signatory whose title should be indicated. A proxy signed by a person acting as attorney, executor, administrator or trustee, or in some other representative capacity, should reflect such person's full title.

        You may also submit your proxy before the Meeting in one of the following ways:

  1.
  visit the website shown on your form of proxy to vote via the Internet, if available; or

  2.
  call the toll-free number for telephone voting, as shown on your form of proxy, if available.

        To be valid, proxies must be received by the Corporation's transfer agent, Computershare Investor Services Inc. (the "Transfer Agent"), not later than 10:00 a.m. (Eastern Time) on May 24, 2016 or, if the Meeting is adjourned or postponed, at least 48 hours (excluding weekends and statutory holidays in the Province of Ontario) before the new time of the adjourned or postponed Meeting. The deadline for the deposit of proxies may be waived or extended by the Chair of the Meeting at his or her discretion, without notice. Proxies may be returned by facsimile to 1-866-249-7775 (416-263-9524 from outside North America) or by mail (a) in the enclosed envelope, or (b) in an envelope addressed to Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario, Canada M5J 2Y1.

Non-Registered Holders — Voting of Progressive Common Shares

        Only Registered Holders or the persons they appoint as their proxies are permitted to vote at the Meeting. In accordance with the requirements of National Instrument 54-101 — Communications with Beneficial Owners of Securities of a Reporting Issuer, clearing agencies and intermediaries with whom Non-Registered Holders deal in respect of their Progressive common shares (which include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans (each, an "Intermediary")) are required to seek voting instructions from Non-Registered Holders in advance of the Meeting. Accordingly, Intermediaries will send to Non-Registered Holders, in substitution for the form of proxy sent to Registered Holders, a voting instruction form ("Voting Instruction Form") which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary, will constitute voting instructions which the Intermediary must follow. The purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Progressive common shares they beneficially own. Should a Non-Registered Holder who receives the Voting Instruction Form wish to vote at the Meeting in person or have another person attend and vote on behalf of the Non-Registered Holder, the Non-Registered Holder should so indicate in the place provided for that purpose in the Voting Instruction Form and a form of proxy will be sent to the Non-Registered Holder. In any event, Non-Registered Holders should carefully follow the instructions of their Intermediary set out in the Voting Instruction Form.

        The majority of Intermediaries now delegate responsibility for obtaining instructions from Non-Registered Holders to Broadridge. Broadridge typically mails a Voting Instruction Form to Non-Registered Holders and asks that they return the Voting Instruction Form to Broadridge (in some cases the completion of the Voting Instruction Form may be by telephone or the internet).

        There are two kinds of Non-Registered Holders: (i) those who object to their name being made known to the issuers of securities which they own, known as objecting beneficial owners or "OBOs"; and (ii) those who do not object to their name being made known to the issuers of securities which they own, known as nonobjecting beneficial owners or "NOBOs". Progressive may utilize the Broadridge QuickVote™ service to assist Non-Registered Holders who are "NOBOs" with voting their Progressive common shares. Non-Registered Holders who are "NOBOs" may be contacted by our Proxy Solicitation and Information Agent to conveniently obtain a vote directly over the telephone. Broadridge then tabulates the results of all instructions received and provides the appropriate instructions respecting the voting of such Progressive Common Shares.

Revocation of Proxies

        A Registered Holder may revoke its proxy: (a) by completing and signing a form of proxy bearing a later date and returning it to the Transfer Agent in the manner and so as to arrive as described above, (b) by depositing an instrument in writing executed by the Registered Holder or by the Registered Holder's attorney authorized in writing (i) at the head office of the Corporation at any time up to and including the last business day preceding the date of the Meeting, or any reconvened meeting, at which the proxy is to be used, or (ii) with the Chair of the Meeting prior to the commencement of the Meeting on the day of the Meeting or any reconvened meeting, or (c) in any other manner permitted by law, including under subsection 110(4) of the OBCA.

        If you are a Non-Registered Holder, you must contact your Intermediary in writing to change your vote. In order to ensure that your Intermediary acts upon your revocation instructions, the written notice should be received by your Intermediary well in advance of the Meeting.

Voting of Proxies

        The persons named as proxies in the accompanying form of proxy will vote or withhold from voting the Progressive common shares in respect of which they are appointed in accordance with the direction of the Progressive shareholder appointing them, and if such holder specifies a choice with respect to any matter to be acted upon, their Progressive common shares will be voted accordingly.

        Where no choice is specified, the proxy will confer discretionary authority on the persons named in the form of proxy to vote the applicable Progressive common shares:

  •
  FOR the Transaction Resolution

  •
  FOR the Consolidation Resolution

  •
  FOR the Incentive Plan Resolution

  •
  FOR each of the Annual Resolutions

  •
  FOR management proposals generally

        The enclosed form of proxy also confers discretionary authority upon the persons named as proxies therein to vote with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of the printing of this Circular, the directors know of no such amendments, variations or other matters to come before the Meeting. However, if any such amendment, variation or other matter properly comes before the Meeting, it is the intention of the persons named as proxies in the accompanying form of proxy to vote thereon in accordance with their judgment.

Quorum

        The quorum for the transaction of business at the Meeting, including approving any of the resolutions to be voted on by Progressive shareholders, is two persons present and each entitled to vote at the meeting and holding personally or representing as proxies, in the aggregate, at least twenty-five percent (25%) of the Progressive common shares eligible to be voted at the Meeting.

Progressive Common Shares and Principal Holders Thereof

        To the knowledge of the directors and officers of the Corporation, no person or company, as at the date of this Circular, beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the voting rights attached to any class of voting securities of the Corporation.

Recommendations of the Progressive Board of Directors

        The Progressive board of directors has unanimously determined that the Merger and the other transactions contemplated by the Merger Agreement, including the issuance and the reservation for issuance of such number of Progressive common shares necessary to complete the Merger, the amendment to the Corporation's Articles of Amalgamation at some point in the future to effect the Consolidation and the adoption and implementation of the New Incentive Plan by Progressive, are advisable and in the best interests of the Corporation. Accordingly, the Progressive board of directors unanimously recommends that Progressive shareholders vote FOR the Transaction Resolution, FOR the Consolidation Resolution and FOR the Incentive Plan Resolution. For a discussion of the material factors considered by the Progressive board of directors in reaching its conclusions in respect of the Transaction Resolution, see "The Merger — Reasons for the Recommendation".

        The Progressive board of directors also unanimously recommends that Progressive shareholders vote FOR each of the Annual Resolutions (see Schedule I to this Circular for a discussion of matters pertaining to the Annual Resolutions).

 THE COMPANIES

        The Merger will constitute a "reverse takeover" for the purposes of National Instrument 51-102 — Continuous Disclosure Obligations ("NI 51-102") and a "backdoor listing" under the rules of the TSX. Accordingly, this Circular contains detailed information and financial data and statements regarding Progressive, Waste Connections and the combined company following the completion of the Merger. Progressive shareholders are urged to read such information, data and statements carefully.

Progressive

400 Applewood Crescent, 2nd Floor
Vaughan, Ontario L4K 0C3
Telephone: (905) 532-7510

        Progressive was originally incorporated as BFI Canada Ltd. on May 20, 2009. Pursuant to Articles of Amalgamation effective May 27, 2009, the name of the Corporation was changed from BFI Canada Ltd. to IESI — BFC Ltd. Pursuant to Articles of Amalgamation effective May 2, 2011, the name of the Corporation was changed to Progressive Waste Solutions Ltd.

        Progressive is one of North America's largest full-service waste management companies, providing waste collection, recycling and disposal services to commercial, industrial, municipal and residential customers in 14 U.S. states, the District of Columbia and in six Canadian provinces. Progressive serves its customers using a vertically integrated suite of collection and disposal assets. Progressive benefits from longstanding relationships with many of its commercial, industrial and residential customers, which provide a high degree of stability for its business.

        Progressive was formed by the mergers of several long-established waste services companies. In 2010, the company acquired Waste Services Inc., with operations throughout Canada and the U.S. Southeast, to become one of the largest non-hazardous solid waste services companies in North America. The overall parent corporation changed its name to Progressive Waste Solutions Ltd. in May 2011. Progressive common shares are listed on the NYSE and the TSX under the symbol "BIN".

        Additional information concerning Progressive is set out in Schedule E to this Circular.

Merger Sub

c/o Progressive Waste Solutions Ltd.
400 Applewood Crescent, 2nd Floor
Vaughan, Ontario L4K 0C3
Telephone: (905) 532-7510

        Merger Sub is a Delaware limited liability company and currently a wholly-owned subsidiary of Progressive. Merger Sub was incorporated on January 14, 2016 for the purposes of effecting the Merger. To date, Merger Sub has not conducted any activities other than those incidental to its formation, the execution of the Merger Agreement, the preparation of applicable filings under U.S. securities laws and regulatory filings made in connection with the proposed transaction.

Waste Connections

3 Waterway Square Place, Suite 110
The Woodlands, Texas 77380
Telephone: (832) 442-2200

        Waste Connections is an integrated municipal solid waste, or MSW, services company that provides solid waste collection, transfer, disposal and recycling services primarily in exclusive and secondary markets in the U.S. and a leading provider of non-hazardous exploration and production, or E&P, waste treatment, recovery and disposal services in several of the most active natural resource producing areas of the U.S. Waste Connections also provides intermodal services for the rail haul movement of cargo and solid waste containers in the Pacific Northwest through a network of intermodal facilities.

        As of December 31, 2015, Waste Connections served residential, commercial, industrial and E&P customers in 32 states: Alabama, Alaska, Arizona, Arkansas, California, Colorado, Idaho, Illinois, Iowa, Kansas, Kentucky, Louisiana, Massachusetts, Michigan, Minnesota, Mississippi, Montana, Nebraska, Nevada, New Mexico, New York, North Carolina, North Dakota, Oklahoma, Oregon, South Carolina, South Dakota, Tennessee, Texas, Utah, Washington and Wyoming. As of December 31, 2015, Waste Connections owned or operated a network of 155 solid waste collection operations; 69 transfer stations; seven intermodal facilities, 37 recycling operations, 62 active MSW, E&P and/or non-MSW landfills, 24 E&P liquid waste injection wells and 20 E&P waste treatment and oil recovery facilities. Non-MSW landfills accept construction and demolition, industrial and other non-putrescible waste.

        Waste Connections' senior management team has extensive experience in operating, acquiring and integrating non-hazardous waste services businesses, and Waste Connections intends to continue to focus its efforts on balancing internal and acquisition-based growth. In addition to the pending business combination with Progressive, Waste Connections anticipates that a part of its future growth will come from acquiring additional MSW and E&P waste businesses, so that additional acquisitions beyond the transaction currently pending could continue to affect period-to-period comparisons of its operating results.

        Waste Connections was organized as a Delaware corporation in 1997. Its common stock is listed on the NYSE under the symbol "WCN".

        Additional information concerning Waste Connections is set out in Schedule F to this Circular.

Information Concerning the Combined Company

        Following completion of the Merger, subject to approval by the TSX, the combined company intends to effect the Name Change by amalgamating with a newly-formed direct, wholly-owned subsidiary with the resulting amalgamated corporation using the "Waste Connections, Inc." name. The common shares of the combined company will trade on the NYSE and TSX under the symbol "WCN". The combined company will carry on the combined businesses of Progressive and Waste Connections and will be governed by the OBCA.

        It is anticipated that following completion of the Merger, the registered office of the combined company will either continue to be located at 400 Applewood Crescent, 2nd Floor, Vaughan, Ontario, Canada, L4K 0C3, the current head and registered office of Progressive, or will be located at 610 Applewood Crescent, 2nd Floor, Vaughan, Ontario, Canada L4K 0C3. The principal executive offices of the combined company will be located at the current principal executive offices of Waste Connections, which are located at 3 Waterway Square Place, Suite 110, The Woodlands, Texas, United States of America, 77380.

        Additional information concerning the combined company is set out in Schedule G to this Circular.

THE MERGER

        This discussion of the Merger is qualified in its entirety by reference to the Merger Agreement, which is attached to this Circular as Schedule B. You should read the entire Merger Agreement carefully as it is the legal document that governs the Merger.

 Transaction Structure

        Pursuant to the Merger Agreement, Progressive will combine with Waste Connections in an all-stock merger. Merger Sub will merge with and into Waste Connections (i.e., the Merger), with Waste Connections continuing as the surviving corporation and a subsidiary of Progressive. As a result of the Merger, the shares of Waste Connections common stock will be delisted from the NYSE and deregistered under the Exchange Act.

        Pursuant to the Merger, Waste Connections stockholders will receive newly issued Progressive common shares as consideration under the Merger Agreement at the Exchange Ratio of 2.076843 Progressive common shares for every one (1) share of Waste Connections common stock. The Merger is expected to close in the second quarter of 2016.

        Subject to the approval of Progressive shareholders, Progressive also expects to implement, subject to and immediately following the completion of the Merger, the Consolidation. Finally, immediately following the Consolidation (or, if the Consolidation is not approved by Progressive shareholders, immediately following the completion of the Merger), Progressive intends to, subject to approval by the TSX, amalgamate with a newly-formed direct, wholly-owned subsidiary with the resulting amalgamated corporation using the "Waste Connections, Inc." name (i.e., the Name Change) and its common shares will trade on the NYSE and TSX under the symbol "WCN".

Merger Consideration

        As a result of the Merger, each issued and outstanding share of Waste Connections common stock (other than any shares of Waste Connections common stock owned by Waste Connections, Progressive, or Merger Sub at the effective time of the Merger, which will be cancelled without receipt of any consideration therefor (which we refer to as the "excluded shares")), will be converted into the right to receive the Merger Consideration.

        It is anticipated that Progressive shareholders and Waste Connections stockholders, in each case as of immediately prior to the Merger, will hold approximately 30% and 70%, respectively, of the Progressive common shares immediately following the completion of the Merger. It is currently estimated that, if the Merger is completed, Progressive will issue approximately 255,025,907 Progressive common shares (122,794,986 Progressive common shares if the Consolidation is effected) and approximately 2,674,217 Progressive common shares (1,287,636 Progressive common shares if the Consolidation is effected) will be issuable pursuant to the terms of the outstanding Waste Connections stock-based awards that Progressive will assume pursuant to the Merger Agreement.

        No holder of Waste Connections common stock will be issued fractional Progressive common shares in the Merger. Each holder of Waste Connections common stock converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of a Progressive common share will receive, in lieu thereof, cash, without interest, in an amount equal to the proceeds from such sale by the exchange agent, if any, less any brokerage commissions or other fees, from the sale of such fractional Progressive common shares in accordance with such holders' fractional interest in the aggregate number of Progressive common shares sold ("Fractional Progressive Common Share Consideration").

        In connection with the Merger, each restricted stock unit award of Waste Connections (whether subject to time or performance-based vesting) ("Waste Connections restricted stock unit award"), each share of Waste Connections common stock that underlies a Waste Connections restricted stock unit award that has been deferred under Waste Connections' non-qualified deferred compensation plan and each warrant of Waste Connections ("Waste Connections warrants") that is outstanding (and, in the case of a warrant, unexercised) immediately prior to the effective time of the Merger will automatically be converted into a corresponding equity award of Progressive, based upon the Exchange Ratio (and, if applicable, the Consolidation), on the same terms and conditions as were applicable to such Waste Connections stock-based equity award immediately prior to the effective time of the Merger, subject to certain modifications of awards held by executive officers of Waste Connections as described under "Interest of Management and Others in Material Transactions" in Schedule F to this Circular.

 Background to the Merger

        As part of their ongoing evaluation of Progressive's business and operations, the Progressive board of directors regularly reviews and assesses Progressive's strategic and financial alternatives in light of developments in Progressive's business and the industry in which it operates. Progressive management and members of its board of directors commonly engage with Progressive shareholders regarding Progressive's performance and on-going business activities. Progressive and its representatives also regularly assess merger and acquisition opportunities, including business combinations with strategic counterparties. In 2014 and 2015, Progressive engaged in preliminary exploratory discussions with a number of potential counterparties, including Waste Connections. However, these discussions did not result in substantive negotiations.

        In May 2014, Progressive announced its strategic plan as part of its investor day and provided investors with a presentation outlining management's goals as well as the steps management would take to achieve those goals (the "Strategic Plan"). The Strategic Plan, as announced by Progressive in connection with its earnings announcement for the second quarter of 2014, included four primary financial goals to be achieved by 2019, including reaching EBITDA margins of 28-30%, capital expenditures as a percentage of revenue of 9-10%, free cash flow as a percentage of revenue of 12-15% and return on invested capital of 8-10%. Management had previously provided guidance for 2014 of revenue of US$1,990 — $2,010 million, adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA") of US$528 — $538 million, and earnings per share of US$1.06 — $1.15.

        As part of its earnings announcement for the second quarter of 2014, Progressive announced that revenue in the first half of 2014 was stronger than anticipated and that Adjusted EBITDA in the first half of 2014 was lower than expected. Progressive announced that it was on track to achieve the high-end of its full year 2014 guidance for revenue and the low-end of full year 2014 guidance for Adjusted EBITDA.

        In late August 2014, Progressive contacted J.P. Morgan and began working with J.P. Morgan with respect to evaluating Progressive's potential strategic alternatives. Also in late August of 2014, Progressive engaged Weil, Gotshal & Manges LLP ("Weil"), as U.S. legal counsel, and Stikeman Elliott LLP ("Stikeman"), as a Canadian legal counsel, to assist Progressive and its directors with respect to its board of directors' evaluation of strategic alternatives available to Progressive.

        On September 14, 2014, following communications with several shareholders regarding the recent operating and financial performance of Progressive, as well as changes in Progressive's business and the industry, the Progressive board of directors formed a committee to consider alternatives available to Progressive (the "Special Committee"), with James J. Forese, John T. Dillon and Daniel R. Milliard as members. The Special Committee was tasked with, among other things, reviewing, considering and evaluating any strategic alternatives that might be available to Progressive, including any corporate response, strategy or transaction, the terms of any proposal received from a third party and the continued pursuit of management's Strategic Plan. The Progressive board of directors believed that the appointment of the Special Committee would enable the directors to evaluate Progressive's strategic alternatives in an efficient and timely manner that would be in the best interests of Progressive and its shareholders.

        On September 29, 2014, Progressive, based upon the Special Committee's input, formally retained J.P. Morgan to assist with strategic planning.

        Following discussions with its advisors and Progressive management, the Special Committee determined to continue to pursue the Strategic Plan as laid out by Progressive management in May 2014.

        On February 26, 2015, Progressive released its 2014 full year results and 2015 guidance. Progressive exceeded 2014 full year guidance on revenue, adjusted net income per share and free cash flow but missed guidance on Adjusted EBITDA.

        On April 30, 2015, Progressive released its results for the first quarter of 2015, missing analyst expectations for revenue and Adjusted EBITDA, but reaffirming its 2015 full year outlook.

        On July 30, 2015, Progressive released its results for second quarter 2015, missing analyst expectations for Adjusted EBITDA and revising its 2015 full year Adjusted EBITDA guidance down and increasing its capital expenditures guidance. In conjunction with the earnings release, Progressive updated its earnings guidance to reflect the lower than expected results in the first half of the year, but stated that the remainder of the year was on track with the prior outlook.

        On October 19, 2015, Progressive announced preliminary results for the three months ended September 30, 2015 and updated its 2015 outlook to reflect higher operating costs, as well as its expectations for costs in its West region in the fourth quarter of 2015 and first half of 2016. Following the announcement, Progressive's share price fell approximately 14% during the next trading day.

        The Progressive board of directors held a regularly scheduled meeting on October 28, 2015, at which, among other things, the Progressive board of directors reviewed potential strategic alternatives. In attendance at the meeting were Dan Pio, Executive Vice President, Strategy and Business Development of Progressive and Loreto Grimaldi, Senior Vice President, General Counsel and Secretary of Progressive, and representatives of J.P. Morgan, Weil and Stikeman. Representatives of J.P. Morgan discussed with the Progressive board of directors potential strategic alternatives available to Progressive, including a review of potential strategic acquirors and financial sponsors that could be considered as potential counterparties to a transaction and continued execution of Progressive's Strategic Plan on a standalone basis. Following these discussions, upon the recommendation of the Special Committee, the Progressive board of directors determined to pursue a potential sale of the Corporation and directed the Special Committee to work with Progressive's advisors to determine the optimal process for a potential sale of the Corporation.

        On October 29, 2015, the Special Committee further discussed with Messrs. Pio, Grimaldi and representatives of J.P. Morgan, Weil and Stikeman the process for a potential sale of the Corporation and the potential counterparties. Following such discussions, the Special Committee determined to recommend to the Progressive board of directors that Progressive proceed with a transaction process focused on three strategic acquirors as potential counterparties. These parties were selected based on their industry expertise (which would maximize their ability to conduct due diligence expeditiously), their perceived ability to make an offer for a controlling stake in Progressive, and their perceived ability to execute a large, cross-border public company transaction. The Special Committee, after considering advice received from J.P. Morgan, determined not to recommend the inclusion of any financial sponsors in the process given its desire for speed (given concerns around confidentiality, market timing risks, performance concerns and a desire to transact prior to the announcement of additional guidance on Progressive's anticipated performance), the expected level of information and due diligence financial sponsors would require, and the perceived likelihood that financial sponsors could not ultimately transact given leverage capacity and constraints. In light of the results announced on October 19, 2015, the importance of implementing the Strategic Plan and the significant amount of time and attention managing the transaction process would require, the Special Committee also determined that Messrs. Pio and Grimaldi would manage the transaction process such that Joseph Quarin, then President and Chief Executive Officer of Progressive, Kevin Walbridge, then Executive Vice President and Chief Operating Officer of Progressive, and Ian Kidson, then Executive Vice President and Chief Financial Officer of Progressive could continue to focus on the operation of Progressive's business and the continued implementation of the Strategic Plan.

        Later that day, the Special Committee provided an update to the Progressive board of directors on their discussions with Progressive's advisors and recommended that Progressive proceed with a transaction process focused on the three strategic acquirors as potential counterparties. The Progressive board of directors agreed with the Special Committee's recommendation and directed Progressive's management and advisors to proceed with preparations for the transaction process.

        On November 13, 2015, at a telephonic meeting of the Progressive board of directors, the Progressive board of directors received an update on the transaction process from representatives of J.P. Morgan and Messrs. Pio and Grimaldi. At the conclusion of such meeting, the Progressive board of directors authorized J.P. Morgan to commence the transaction process and approach the three potential strategic counterparties that previously had been identified, which included Waste Connections.

        On November 19, 2015, representatives of J.P. Morgan contacted representatives of Waste Connections and another company (which we refer to as "Company A") and on November 23, 2015, representatives of J.P. Morgan contacted representatives of a third company (which we refer to as "Company B") with respect to a potential transaction involving Progressive. Each of the potential counterparties verbally expressed an interest in obtaining additional information regarding Progressive.

        Between November 23 and December 2, 2015, representatives of J.P. Morgan held several conversations with executives from Company B regarding its potential interest in a transaction. Company B expressed a desire to be able to potentially partner with other parties as part of a transaction, as well as receive detailed non-public information regarding certain aspects of Progressive prior to submitting a non-binding proposal. Representatives of J.P. Morgan (having consulted with and received guidance from Progressive and its counsel) informed Company B that, while Progressive would not permit Company B to engage with potential partners at this stage in the process, Progressive would work with Company B on the issue of potential partners at a later stage in the process. Representatives of J.P. Morgan also informed Company B that Progressive would be willing to provide Company B with the detailed information requested at a later stage in the process. Following these conversations, Company B determined to participate in the process and receive the presentation from Progressive management.

        An in-person meeting of the Special Committee was held on December 1, 2015 to review the Progressive management presentation prepared for the potential counterparties, and consider possible responses to market rumors of a sale process. In attendance at the meeting were Mr. Pio, Mr. Grimaldi and representatives of J.P. Morgan, Weil and Stikeman. Stikeman presented to the Special Committee on the fiduciary duties owed by the members under applicable Canadian laws.

        On December 1, 2015, Progressive executed a confidentiality agreement, containing a customary standstill agreement, with each of Company A and Company B. On December 2, 2015, Progressive and Waste Connections executed a confidentiality agreement, also containing a customary standstill. Waste Connections, Company A and Company B were subsequently given access to an electronic data room containing information about Progressive.

        On December 3, 2015 and December 4, 2015, members of Progressive's management team presented to Company A and Waste Connections, respectively, on the current operations, prospects and financial condition of Progressive and a preliminary analysis of the potential financial benefits of a transaction. The following Monday, December 7, members of Progressive's management team made a similar presentation to Company B.

        Between December 7, 2015 and December 14, 2015, J.P. Morgan held several conversations with Company B regarding its continued participation in the process. Company B continued to express its desire to work with a partner and its desire for certain detailed information. Following discussion with and receiving guidance from Progressive and its counsel, J.P. Morgan continued to convey the message that Progressive would be willing to be constructive around Company B's requests regarding potential partners and detailed information requests at a later stage in the process (including providing a limited amount of the information Company B was requesting prior to Company B submitting a preliminary indication of interest), but not prior to receiving preliminary indications of interest.

        A telephonic meeting of the Progressive board of directors was held on December 8, 2015, with Mr. Pio, Mr. Grimaldi and representatives of Weil, Stikeman and J.P. Morgan in attendance. The purpose of the meeting was to provide an update to the Progressive board of directors on the outcome of the management presentations to the potential counterparties, to discuss the potential transaction timeline and process for a potential sale of Progressive.

        On December 11, 2015, J.P. Morgan delivered letters to each of the potential counterparties describing the contemplated transaction process and timing and requesting that each potential counterparty submit a written proposal by December 18, 2015.

        On December 14, 2015, Company B communicated to representatives of J.P. Morgan and Progressive management that it was no longer interested in proceeding in the sale process based on the concerns Company B had expressed to J.P. Morgan previously. J.P. Morgan reiterated Progressive's willingness to work with Company B to address its concerns at the appropriate time, but Company B ultimately determined not to proceed in the process nor submit a proposal.

        On December 16, 2015, the Progressive board of directors held a regularly scheduled meeting at which, among other things, Messrs. Pio and Grimaldi provided an update on the status of the sale process.

        On December 17, 2015, Company A communicated to representatives of J.P. Morgan and Progressive management that it also was no longer interested in proceeding in the sale process. Representatives of Company A's financial advisor also called representatives of J.P. Morgan to convey that Company A would no longer be participating in the process. As part of this conversation, Company A's financial advisor stated that Company A could potentially be willing to re-engage, but that it would not be able to do so until late January 2016.

        A telephonic meeting of the Progressive board of directors was held on December 17, 2015, with Mr. Pio, Mr. Grimaldi and representatives of J.P. Morgan in attendance. Representatives of J.P. Morgan informed the Progressive board of directors of the responses received from Company A and Company B and the rationale for declining to proceed given by Company A and Company B. The Progressive board of directors discussed the implications of the responses from Company B and Company A. Later that day, Progressive executed an engagement letter with J.P. Morgan relating to the sale process.

        On December 18, 2015, Waste Connections submitted a non-binding indication of interest to acquire Progressive. The indication of interest proposed an exchange ratio of 0.4550 of a share of Waste Connections for each share of Progressive (which implies an exchange ratio of 2.197802 shares of Progressive for each share of Waste Connections). The indication of interest also indicated that Waste Connections had begun analyzing the potential benefit of domiciling the combined company in Canada. In addition, Waste Connections requested that Progressive enter into an exclusivity agreement providing for an exclusivity period that would extend until January 31, 2016.

        On December 20, 2015, the Special Committee held a telephonic meeting, with Mr. Pio, Mr. Grimaldi and representatives of J.P. Morgan, Weil and Stikeman in attendance. At the meeting representatives of J.P. Morgan and Weil gave an update to the Special Committee, reviewed the Waste Connections' proposal and potential transaction structures, including a structure whereby Progressive would be the structural acquiror in the transaction and issue Progressive common shares as consideration in the merger resulting in the former Waste Connections stockholders collectively holding a majority of the outstanding Progressive shares post-closing. The members of the Special Committee discussed the proposal and potential structures for the transaction with their advisors, including tax structuring matters, which representatives of Weil and J.P. Morgan addressed.

        On December 21, 2015, the Special Committee held a telephonic meeting, with Mr. Pio, Mr. Grimaldi, and representatives of J.P. Morgan and Weil in attendance, to further discuss the Waste Connections proposal. Following this conversation, as instructed by the Special Committee, representatives of J.P. Morgan contacted Morgan Stanley & Co LLC, financial advisor to Waste Connections ("Morgan Stanley"), to inform Waste Connections that the proposed exchange ratio was not acceptable to the Special Committee because it did not adequately reflect the value of Progressive to the potential business combination with Waste Connections and that the exchange ratio would need to be improved. J.P. Morgan indicated that Waste Connections would need to increase its offer to 0.495 shares of Waste Connections for each share of Progressive (which implies an exchange ratio of 2.020202 shares of Progressive for each share of Waste Connections). At no time prior to the execution of the Merger Agreement on January 18, 2016, did J.P. Morgan advise Waste Connections, or any of Waste Connections' advisors, whether or not any other bids to acquire Progressive had been received,

        Representatives of Morgan Stanley contacted representatives of J.P. Morgan on December 23, 2015 and informed J.P. Morgan of Waste Connections' willingness to increase the exchange ratio to 0.465 of a share of Waste Connections for each share of Progressive (which implies an exchange ratio of 2.150537 shares of Progressive for each share of Waste Connections). Later that day, certain members of the Special Committee spoke with Mr. Mittelstaedt informing him that Waste Connections would need to further improve the offered exchange ratio. That evening, Mr. Mittelstaedt communicated to the members of the Special Committee that Waste Connections was willing to increase the exchange ratio to 0.480 of a share of Waste Connections for each share of Progressive (which implies an exchange ratio of 2.083333 shares of Progressive for each share of Waste Connections).

        On December 24, 2015, a telephonic meeting of the Progressive board of directors was held with Mr. Pio, Mr. Grimaldi and representatives of J.P. Morgan, Weil and Stikeman in attendance, at which the Progressive board of directors discussed, among other things, the exchange ratio offered by Waste Connections and the timing of a potential transaction with Waste Connections. Later that day, certain members of the Special Committee contacted Mr. Mittelstaedt regarding the exchange ratio, required diligence and timing of a transaction. During such call, Mr. Mittelstaedt agreed that Waste Connections would increase the exchange ratio to 0.4815 of a share of Waste Connections for each share of Progressive (which implies an exchange ratio of 2.076843 shares of Progressive for each share of Waste Connections), but that it would not agree to any further increases. The members of the Special Committee agreed to Mr. Mittelstaedt's proposal, but stated that acceptance was conditioned on Waste Connections' agreement to domicile the combined company in Canada in order for its shareholders to continue to benefit from Progressive's existing corporate structure. As a result, the transaction would be structured so that, in lieu of holders of Progressive common shares receiving shares of Waste Connections common stock in exchange for their Progressive common shares, holders of shares of Waste Connections common stock would receive Progressive common shares in exchange for their shares of Waste Connections common stock. Mr. Mittelstaedt did not accept or decline the Special Committee's request, but the parties agreed to discuss the matter further over the coming days.

        On December 26, 2015, a Special Committee member spoke with Mr. Mittelstaedt to further discuss the structuring of the possible transaction with Progressive as the structural acquiror of Waste Connections, the process for conducting mutual diligence and Waste Connections' request that Progressive sign an exclusivity agreement.

        On December 28, 2015, representatives from Stikeman, Weil, Locke Lord LLP, U.S. legal counsel to Waste Connections ("Locke Lord") and Bennett Jones LLP, Canadian legal counsel to Waste Connections ("Bennett Jones") discussed Waste Connections' request that Progressive enter into an exclusivity agreement.

        Representatives of Waste Connections, Morgan Stanley, Locke Lord, Bennett Jones, Progressive, J.P. Morgan, Weil and Stikeman participated in conference calls on December 28th, 29th and January 2nd to discuss potential transaction structures, including structuring questions and considerations related thereto, and a work plan for evaluating the contemplated structure for the transaction. Following these discussions, the parties agreed that the combined company would be domiciled in Canada.

        On January 4, 2016, the Special Committee held a telephonic meeting with Mr. Pio, Mr. Grimaldi and representatives of J.P. Morgan, Weil and Stikeman in attendance. During the meeting, representatives of Weil discussed with the Special Committee the status of the proposed transaction, the structure of the proposed transaction (with Progressive as the structural acquiror of Waste Connections) and key provisions of the initial draft Merger Agreement. Representatives of Stikeman then discussed with the Special Committee the exclusivity agreement requested by Waste Connections and a review of the fiduciary duties of the members of the Special Committee under applicable Canadian laws.

        Later on January 4th, in response to recent trading activity in Progressive's shares, Progressive issued a press release announcing that the Progressive board of directors had commenced a review of strategic alternatives and retained J.P. Morgan as its financial advisor.

        Also on January 4, 2016, the Progressive board of directors held a telephonic meeting to approve the entry by Progressive into an exclusivity agreement with Waste Connections. Progressive and Waste Connections thereafter entered into the exclusivity agreement, which provided that Progressive would negotiate exclusively with Waste Connections until January 31, 2016.

        On January 5, 2016, representatives of Weil, at the direction of Progressive, sent representatives of Locke Lord a draft of the Merger Agreement reflecting a transaction structure whereby Progressive would be the structural acquiror of Waste Connections. The draft Merger Agreement also provided, among other things, for reciprocal termination fees (with the fees to be measured by reference to a percentage of the enterprise value of the parties) and for a mutual "fiduciary out" provision permitting either party to terminate the Merger Agreement to enter into an alternative unsolicited superior transaction conditioned upon payment of the termination fee, and placed reciprocal restrictions on Progressive's and Waste Connections' respective abilities to take certain actions during the period between signing and closing.

        On January 8, 2016, Waste Connections and Progressive executed a confidentiality agreement with respect to the disclosure of confidential information by Waste Connections. Later that day, Locke Lord delivered a revised draft of the Merger Agreement to Weil.

        Following discussions with, and presentations by, two Canadian investment banks, on January 8, 2016, the Special Committee engaged BMO Capital Markets, pursuant to an engagement letter dated January 10, 2016, to provide an opinion to the Special Committee and the Progressive board of directors with respect to the terms of any potential transaction with Waste Connections.

        On January 11, 2016, representatives of Waste Connections, Progressive, J.P. Morgan, Morgan Stanley, Weil, Locke Lord, Bennett Jones and Stikeman (via teleconference) met at Weil's New York office to negotiate the terms of the Merger Agreement. Throughout the day, members of Waste Connections' management team met with members of Progressive's management team to conduct mutual due diligence and discuss the terms of the transaction. As part of those discussions, the parties agreed that the combined company's board of directors would constitute seven directors in total, comprised of the five members of the Waste Connections board of directors as of immediately prior to the effective time of the Merger and two members of the Progressive board of directors as of the date of the Merger Agreement. The two Progressive directors nominees would be required to be Canadian residents and each will be identified in writing by Progressive to Waste Connections prior to the effective time of the Merger and subject to the approval of Waste Connections, thereby ensuring that at least 25% of the directors of the combined company will be Canadian residents, as required under the OBCA.

        On January 12, 2016, the Special Committee held a meeting with Mr. Pio, Mr. Grimaldi and representatives of J.P. Morgan, Weil and Stikeman (via teleconference) in attendance. The attendees discussed the outcome of the prior day's meetings, open points in the Merger Agreement and commercial discussions between Waste Connections and Progressive. Later that day, representatives from Waste Connections, Progressive, Weil, Locke Lord, Bennett Jones and Stikeman (via teleconference) met to continue discussions regarding the terms of the Merger Agreement and members of Waste Connections' management team presented to the Special Committee and members of Progressive's management team, J.P. Morgan and BMO Capital Markets regarding Waste Connections' business, operations and financial performance.

        From January 12, 2016 through the announcement of the transaction, Weil, Stikeman, Locke Lord and Bennett Jones continued to negotiate the terms of the Merger Agreement on behalf of Progressive and Waste Connections. These negotiations related primarily to the amount of the termination fee payable by each party, whether an expense reimbursement fee should be paid in the event of certain circumstances involving termination of the Merger Agreement and the amount of any such expense reimbursement fee, the scope of restrictions on each party's ability to take certain actions during the period between signing and closing of the Merger Agreement, and the disclosure schedules to the Merger Agreement.

        On January 15, 2016, the Progressive board of directors held a telephonic meeting with Mr. Pio, Mr. Grimaldi and representatives of J.P. Morgan, Weil and Stikeman in attendance. The Progressive board of directors and its advisors discussed the status of discussions with Waste Connections, the remaining open issues and the timing of announcement of the transaction.

        On January 16, 2016, the Special Committee held a telephonic meeting with Mr. Pio, Mr. Grimaldi and representatives of J.P. Morgan, BMO Capital Markets, Weil and Stikeman in attendance. Representatives of J.P. Morgan discussed their preliminary financial analysis with the Special Committee.

        On January 17, 2016, the Special Committee held another telephonic meeting with Mr. Pio, Mr. Grimaldi and representatives of J.P. Morgan, BMO Capital Markets, Weil and Stikeman in attendance. Representatives of BMO Capital Markets discussed their financial analysis with the Special Committee.

        Following the meeting of the Special Committee, the Progressive board of directors convened a telephonic meeting with Mr. Pio, Mr. Grimaldi and representatives of J.P. Morgan, BMO Capital Markets, Weil and Stikeman in attendance. Mr. Grimaldi and the Weil and Stikeman representatives provided the Progressive board of directors with a detailed update on the proposed transaction with Waste Connections, including an update on the structure of the transaction and organizational structure of the combined company, key terms of the Merger Agreement, summary due diligence findings, risks and other considerations. Stikeman also reviewed the fiduciary duties of the Progressive board of directors under applicable Canadian laws. Representatives of J.P. Morgan and BMO Capital Markets each discussed the results of their respective financial analyses.

        During the course of the day on January 18, 2016, certain members of the Special Committee met separately with Mr. Quarin, Mr. Walbridge and Mr. Kidson, to discuss integration, transition and other efforts related to the completion of any potential transaction with Waste Connections. As part of these discussions Messrs. Walbridge and Kidson agreed to step down to pursue other opportunities and Mr. Quarin advised Progressive that, as any integration period progressed, he would step down from his then role to pursue other opportunities. Mr. Quarin ultimately resigned on January 29, 2016.

        During the evening of January 18, 2016, the Special Committee held a telephonic meeting with Mr. Pio, Mr. Grimaldi and representatives of J.P. Morgan, BMO Capital Markets, Weil and Stikeman in attendance. Representatives of J.P. Morgan and BMO Capital Markets each confirmed the results of their respective financial analyses that had been shared with the Progressive board of directors the previous day and that each advisor would be in a position to deliver their respective fairness opinion to the Progressive board of directors at the telephonic meeting of the Progressive board of directors later that evening. The Special Committee then resolved to, among other things, recommend to the Progressive board of directors that Progressive enter into the Merger Agreement.

        Following the meeting of the Special Committee, the Progressive board of directors held a telephonic meeting with Messrs. Pio and Grimaldi and representatives of J.P. Morgan, BMO Capital Markets, Weil and Stikeman in attendance. A representative of Stikeman reviewed with the Progressive board of directors their fiduciary duties under applicable Canadian laws in connection with evaluating the proposed transaction. J.P. Morgan and BMO Capital Markets each reconfirmed the results of their respective financial analyses, which had been shared with the Progressive board of directors the previous day. Representatives of each of J.P. Morgan and BMO Capital Markets delivered to the Progressive board of directors their respective oral opinions, confirmed by delivery of written opinions each dated January 18, 2016, to the effect that as of that date, and based upon and subject to the various factors, assumptions, qualifications and limitations set forth in their respective opinions, the exchange ratio in the proposed Merger was fair, from a financial point of view, to Progressive. Following these discussions, the Progressive board of directors unanimously resolved that (i) entry into the Merger Agreement and the consummation of the proposed transaction was advisable and fair to, and in the best interests of, Progressive, (ii) the proposed transaction be authorized and approved; (iii) the Consolidation be authorized and approved; (iv) the Progressive board of directors would recommend that shareholders of Progressive vote in favour of the ordinary resolution authorizing and approving the proposed transaction and the special resolution authorizing the Consolidation at the Progressive special meeting; and (v) the execution and delivery of the Merger Agreement be authorized and approved.

        Later on January 18, 2016, the Merger Agreement was executed and delivered by Progressive, Merger Sub and Waste Connections. The execution of the Merger Agreement was publicly announced on the morning of January 19, 2016.

Special Committee

        The Special Committee was established to, among other things, review, analyze, consider and assess whether pursuing a business combination between the Corporation and Waste Connections would be in the best interests of the Corporation, and to provide its recommendation to the Progressive board of directors: (i) as to whether the Progressive board of directors should pursue a transaction with Waste Connections; (ii) with respect to the recommendation that the Progressive board of directors should make to Progressive shareholders in respect of the transaction with Waste Connections; and (iii) whether entry into the Merger Agreement and the consummation of the Merger contemplated thereby is advisable and fair to, and in the best interests of, Progressive having regard to all relevant considerations.

        After careful consideration, including a thorough review of the Merger Agreement, and after having taken into account the oral fairness opinions of J.P. Morgan and BMO Capital Markets delivered to the Special Committee on January 18, 2016 (which were subsequently confirmed by delivery of written opinions each dated January 18, 2016) to the effect that, as of the date of such opinions, and based upon and subject to the various factors, assumptions, qualifications and limitations set forth in such opinions, the Exchange Ratio in the proposed Merger was fair, from a financial point of view, to the Corporation, and such other matters as the Progressive board of directors considered relevant, including those reasons outlined in the list of factors discussed below under the heading "Reasons for the Recommendation", and consultation with financial, legal, tax and other advisors, the Special Committee unanimously determined that the Merger is advisable and fair to, and in the best interests of, the Corporation and the Special Committee unanimously recommended that the Progressive board of directors:

  (a)
  approve and enter into the Merger Agreement;

  (b)
  recommend that Progressive shareholders vote in favour of the resolutions authorizing and approving the Merger and the related transactions contemplated by the Merger Agreement at the Meeting, including the Transaction Resolution and the Consolidation Resolution; and

  (c)
  take such other steps and actions as it considers necessary and advisable to complete the Merger.

Recommendation of the Progressive Board of Directors

        After careful consideration, including a thorough review of the Merger Agreement, and after having taken into account the oral fairness opinions of J.P. Morgan and BMO Capital Markets delivered to the Progressive board of directors on January 18, 2016 (which were subsequently confirmed by delivery of written opinions each dated January 18, 2016) to the effect that, as of the date of such opinions, and based upon and subject to the various factors, assumptions, qualifications and limitations set forth in such opinions the Exchange Ratio in the proposed

Merger was fair from a financial point of view, to the Corporation, as well as a thorough review of other matters as it considered relevant, those reasons outlined in the list of factors discussed below under the heading "Reasons for the Recommendation", and on the unanimous recommendation of the Special Committee, the Progressive board of directors unanimously determined that the Merger and the related transactions contemplated by the Merger Agreement, including the issuance of Progressive common shares to Waste Connections stockholders necessary to complete the Merger, and the Consolidation, are advisable and in the best interests of Progressive. Accordingly, the Progressive board of directors unanimously approved the Merger and unanimously recommends that Progressive shareholders vote: FOR the Transaction Resolution, FOR the Consolidation Resolution and FOR the Incentive Plan Resolution.

 Reasons for the Recommendation

        In the course of reaching their determinations, the Special Committee and the Progressive board of directors consulted with Progressive's management and its financial, legal, tax and other advisors, and also considered numerous factors which the Special Committee and the Progressive board of directors viewed as supporting their decisions, including:

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  Combining the Corporation and Waste Connections, each well-known and respected waste management companies, would create a North American industry leader in waste management with 2016 pro forma revenue in excess of $4.1 billion.

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  Current industry, economic and market conditions and trends and its expectations of the future prospects of the markets in which the Corporation operates, as well as information concerning the business, operations, assets, financial condition, operating results and prospects of the Corporation.

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  The completion of the Merger would bring together two vertically integrated companies with strong and complementary positions in primary, secondary and exclusive markets, and with a shared commitment to operational safety, environmental excellence and employee engagement, under a best-in-class, safety-focused operating model to enhance EBITDA to adjusted free cash flow conversion. The combination of Waste Connections' robust solid waste services business in secondary and exclusive markets with the Corporation's strong solid waste assets in its North, East and West regions, particularly in its commercial services line, will enhance the combined company's business by providing both the Corporation and Waste Connections with additional customer relationships and sales growth and diversification opportunities, and will result in a highly attractive revenue and earnings profile.

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  The risks and potential rewards associated with the Corporation, as an alternative to the Merger, continuing to execute its business and strategic plan as an independent entity including the execution of the Corporation's five-year plan introduced in May 2014 to improve profitability, and concluded that the combined company is expected to be better positioned to pursue a growth and value maximizing strategy in comparison to the Corporation on a standalone basis, as a result of the combined company's larger market capitalization and enhanced access to capital over the long-term, the value and margin enhancement over the near and mid-term operating horizons that is anticipated to be created upon the combination of Progressive and Waste Connections, the opportunities for operation improvements driven by Waste Connections' best-in-class operating model and practices and the likelihood of increased access to business development opportunities, and opportunities for market rationalization through strategic divestitures or swaps (which could serve to reduce the Corporation's exposure to certain capital-intensive markets), as a result of the combined company's larger market presence.

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  The history of Waste Connections' best-in-class management team in successfully completing strategic transactions and the success of Waste Connections' management team in the integration of businesses acquired in such transactions with their respective businesses.

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  As a result of its increased scale and operating synergies, the combined company may be able to achieve significant annualized SG&A cost savings within the first 12 months after closing, with operational and safety-related improvements and market rationalization contributing additional upside over the long term.

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  The transaction value represents a 16% premium to the Corporation's 20-day volume weighted average trading price on the NYSE prior to January 4, 2016, the day the Corporation announced that it was engaged in a review of strategic alternatives.

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  The premium represented by the Exchange Ratio is more favourable to the Corporation's shareholders than the value that might be realized through pursuing the Corporation's current business plan given the challenges and risks associated with executing the Corporation's business plan, including the fact that the Corporation materially lowered its 2015 financial guidance outlook due to higher-than-anticipated costs in the Corporation's West Region and the impact of lower foreign currency exchange.

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  The combined company may also be able to achieve material annual tax savings, which would likely result in significant additional value, including a higher trading price, for Progressive shareholders over the current trading price of Progressive common shares. Such tax benefits are only potentially available as a result of combining with a limited number of logical counterparties, including Waste Connections.

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  As a combined company, with greater purchasing power for capital assets as well as Waste Connections' historical levels of capital expenditure relative to revenues, there is an opportunity to reduce capital expenditures in support of Progressive's existing asset base and increase free cash flow.

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  The strong free cash flow characteristics of the combined company support the continued payment of a quarterly dividend to Progressive shareholders and Waste Connections' historical practice of annual dividend increases.

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  The all-stock nature of the transaction provides the Corporation's current shareholders with the opportunity to participate in the significant near- and long-term upside potential of a combined company with a greater geographic diversity and asset base, serving more than six million commercial, industrial and residential customers in 38 U.S. states, the District of Columbia and in six Canadian provinces.

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  The Corporation's current shareholders will hold approximately 30% of the issued and outstanding shares of the combined company upon completion of the Merger, and will have an opportunity to continue to participate in the future growth of a combined company better positioned for long-term success and shareholder value creation.

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  Historical market prices and trading information of the Corporation's common shares, including the risk of future price erosion.

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  The fact that the Exchange Ratio is fixed (subject to ordinary course adjustments in the event either the Corporation or Waste Connections reorganizes its capital before the consummation of the Merger) and will not fluctuate based upon changes in the market price of shares of Waste Connections common stock or the Corporation common shares between the date of the Merger Agreement and the date that the Merger is consummated.

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  The opinions of each of J.P. Morgan and BMO Capital Markets to the effect that, as of the date of such opinions, and based upon and subject to the various factors, assumptions, qualifications and limitations set forth in the written opinions, the Exchange Ratio in the proposed Merger was fair, from a financial point of view, to the Corporation.

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  The Special Committee, with the assistance of management and its financial, legal, tax and other advisors, conducted a strategic review process to canvas a variety of strategic alternatives, including a sales process with logical potential acquirers, with a view to the best interests of the Corporation and its shareholders. The Special Committee and, ultimately, the Progressive board of directors carefully considered the outcome of this active process, which considered various means of enhancing shareholder value, including the possibility of continuing as an independent entity and the likelihood of any offers emerging from other counterparties exceeding the value represented by the Merger. The Special Committee believes that it is highly unlikely that a competing offer for equal or greater consideration could emerge because of the limited number of large capitalization competitors in the North American waste management sector, many of which were involved in the Corporation's strategic review process, and concluded that the Merger represents the best alternative currently available to the Corporation and its shareholders.

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  The fact that the Merger is structured in such a way as to not be a taxable event for Progressive shareholders.

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  The initial composition of the combined company's board of directors will be comprised of seven directors, including the five directors currently serving on the Waste Connections board of directors and two directors currently serving on the Progressive board of directors.

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  The Special Committee's, the Progressive board of directors', Progressive's management's and their financial, tax, legal and other advisors' due diligence review and investigations of the business, operations, financial condition, products, strategy and future prospects of Waste Connections.

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  The terms and the limited number of conditions (including the anticipated likelihood of satisfying such conditions), beyond the Corporation and Waste Connections' respective shareholder and stockholder approval, required for the completion of the Merger, which are believed to be reasonable under the circumstances.

  •
  The fact that the accounting and tax treatment of the Merger has been analyzed extensively by Progressive's advisors/experts and management, with appropriate supervision and analysis by the Special Committee, and that the impact of such treatment has been considered as part of the Merger and the Exchange Ratio under the Merger Agreement.

  •
  The fact that the Merger Agreement allows the Corporation to consider and pursue bona fide superior proposals or offers from third parties for the assets or business of the Corporation, including its common shares.

  •
  The Special Committee has been advised, and believes, that the "deal protection" provisions in the Merger Agreement, including the termination fee payable by the Corporation in the event the Corporation terminates the Merger Agreement in connection with a superior proposal and the expense reimbursement provisions thereof, are reasonable for transactions of this nature.

  •
  The current and prospective competitive climate in the North American waste management industry, including the potential for further consolidation.

  •
  The impact of the Merger on all stakeholders in the Corporation, including the Corporation's shareholders, employees, customers and suppliers.

  •
  The fact that the Progressive shareholders will vote on, and be required to approve, the Merger Resolution in respect of the Merger, and that, in respect thereof, they will be provided with detailed disclosure regarding Waste Connections and the combined company, and no termination fee is payable by the Corporation in the event that the shareholders of the Corporation do not approve the Merger.

        The Special Committee and the Progressive board of directors weighed these factors in favour of the Merger against a number of uncertainties, risks and potentially negative factors relevant to the Merger, including:

  •
  The challenges inherent in combining two businesses of the size, geographic diversity and complexity of the Corporation and Waste Connections.

  •
  The risk of not realizing all of the anticipated tax and cost savings and operational synergies between the Corporation and Waste Connections and the risk that other expected benefits, including cash tax savings, to the combined company might not be realized.

  •
  The risk that changes in law or regulation could adversely impact the expected benefits of the Merger to the Corporation, Progressive shareholders and Progressive's other stakeholders, including the expected tax benefits available to the combined company.

  •
  The Progressive common shares to be issued as part of the Merger Consideration are based on a fixed Exchange Ratio and will not be adjusted based on fluctuations in the market value of the Progressive common shares or the shares of Waste Connections common stock.

  •
  The risks to the Corporation if the Merger is not completed, including if Waste Connections stockholders do not vote in favour of the Merger (which is generally a taxable event for such stockholders), the costs to the Corporation in pursuing the Merger, the diversion of management's attention away from conducting the Corporation's business in the ordinary course and the potential impact on the Corporation's current business relationships.

  •
  The limitations contained in the Merger Agreement on the Corporation's ability to solicit additional interest from third parties, given the nature of the deal protections and "fiduciary out" in the Merger Agreement, as well as the fact that if the Merger Agreement is terminated in certain circumstances, the Corporation will be required to pay a termination fee to Waste Connections, and the risk arising from provisions of the Merger Agreement relating to the potential payment of an expense reimbursement fee by the Corporation if the Corporation's shareholders fail to approve the Transaction Resolution.

  •
  The risk that regulatory agencies, including the U.S. Department of Justice and/or the TSX, may not approve the Merger or may impose terms and conditions on their approvals that adversely affect the business and financial results of the combined company.

  •
  The risk that the combined company's leverage and debt service obligations after giving effect to the Merger (including additional leverage in connection with the anticipated tax consequences) could adversely affect the combined company's business, including by increasing the combined company's vulnerability to, and reducing its flexibility to respond to, general adverse economic and industry conditions.

  •
  The adverse impact that business uncertainty pending the completion of the Merger could have on the Corporation's and Waste Connections' ability to attract, retain and motivate key personnel until the completion of the Merger.

  •
  The restrictions on the conduct of the Corporation's business prior to the completion of the Merger, which could delay or prevent the Corporation from undertaking some business opportunities that may arise pending completion of the Merger.

  •
  The risks of the type and nature described under the section entitled "Risk Factors" and the matters described under "Cautionary Statement Regarding Forward-Looking Statements".

        The Special Committee and the Progressive board of directors concluded that the uncertainties, risks and potentially negative factors relevant to the transactions contemplated by the Merger Agreement were outweighed by the potential benefits that it expects Progressive and its shareholders will achieve as a result of the Merger.

        This discussion of the information and factors considered by the Special Committee and the Progressive board of directors includes the principal positive and negative factors considered, but is not intended to be exhaustive and may not include all of the factors considered by the Special Committee or the Progressive board of directors. In reaching the determination to approve and recommend the transactions contemplated by the Merger Agreement, neither the Special Committee nor the Progressive board of directors assigned any relative or specific weights to the foregoing factors, and individual directors may have given different weights to different factors.

Fairness Opinions

Opinion of J.P. Morgan.

        The Progressive board of directors engaged J.P. Morgan as its financial advisor to provide advice and assistance in evaluating the Merger. In connection with this engagement, J.P. Morgan, on January 18, 2016, rendered to the Special Committee and the Progressive board of directors an oral opinion, subsequently confirmed by delivery of a written opinion dated January 18, 2016, to the effect that, as of such date, and based upon and subject to the various factors, assumptions, qualifications and limitations set forth therein, the Exchange Ratio in the proposed Merger was fair, from a financial point of view, to Progressive.

        The full text of the written opinion of J.P. Morgan dated January 18, 2016, which sets forth, among other things, the assumptions made, matters considered, and qualifications and any limitations on the opinion and the review undertaken by J.P. Morgan in connection with rendering its opinion, is attached as Schedule C to this Circular. The summary of the opinion of J.P. Morgan set forth in this Circular is qualified in its entirety by reference to the full text of such opinion and Progressive shareholders are urged to read the opinion carefully and in its entirety. J.P. Morgan's written opinion was addressed to the Progressive board of directors and the Special Committee (in their respective capacities as such) solely in connection with and for the purposes of their evaluation of the Merger and such opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever without J.P. Morgan's prior written approval, except that the opinion may be reproduced in full in any proxy statement or information statement mailed to Progressive shareholders. J.P. Morgan's opinion was directed only to the fairness, from a financial point of view, to Progressive of the Exchange Ratio in the proposed Merger and did not address any other aspect of the Merger. J.P. Morgan expressed no opinion as to the fairness of the Exchange Ratio to the holders of any class of securities, creditors or other constituencies of Progressive or as to the underlying decision by Progressive to engage in the Merger. In addition, the opinion did not in any manner address the prices at which the Progressive common shares would trade at any time. The opinion does not constitute a recommendation to any Progressive shareholder as to how such shareholder should vote with respect to the Merger or any other matter.

        J.P. Morgan acted as financial advisor to Progressive with respect to the Merger and will receive a fee from Progressive for such services; a substantial portion of which will become payable only if the Merger is consummated. In addition, Progressive has agreed to indemnify J.P. Morgan for certain liabilities arising out of J.P. Morgan's engagement.

Opinion of BMO Capital Markets

        The Special Committee engaged BMO Capital Markets to provide an opinion to the Special Committee and the Progressive board of directors in connection with the Merger. On January 18, 2016, BMO Capital Markets rendered to the Special Committee and the Progressive board of directors an oral opinion, subsequently confirmed by delivery of a written opinion dated January 18, 2016, to the effect that, as of such date, and based upon and subject to the various factors, assumptions, qualifications and limitations set forth therein, the Exchange Ratio was fair, from a financial point of view, to Progressive.

        The full text of the written opinion of BMO Capital Markets dated January 18, 2016, which sets forth, among other things, the assumptions made, matters considered, and qualifications and any limitations on the opinion and the review undertaken by BMO Capital Markets in connection with rendering its opinion, is attached as Schedule D to this Circular. The summary of the opinion of BMO Capital Markets set forth in this Circular is qualified in its entirety by reference to the full text of such opinion and Progressive shareholders are urged to read the opinion carefully and in its entirety. BMO Capital Markets' opinion was provided to the Progressive board of directors and the Special Committee for their exclusive use only in considering the Merger and may not be used or relied upon by any person or for any other purpose without the prior written consent of BMO Capital Markets. Except for the inclusion of BMO Capital Markets' written opinion in its entirety and a summary thereof (in a form acceptable to BMO Capital Markets) in this Circular, the opinion of BMO Capital Markets is not to be reproduced, disseminated, quoted from or referred to (in whole or in part) without the prior written consent of BMO Capital Markets. BMO Capital Markets was not asked to prepare and did not prepared a formal valuation or appraisal of the securities or assets of Progressive, Waste Connections or of any of their affiliates, and the opinion of BMO Capital Markets should not be construed as such. The opinion of BMO Capital Markets is not, and should not be construed as, advice as to the price at which the securities of Progressive or Waste Connections may trade at any time. BMO Capital Markets was not engaged to review any legal, tax or regulatory aspects of the Merger and the opinion does not address any such matters. BMO Capital Markets relied upon, without independent verification, the assessment by Progressive and its legal and tax advisors with respect to such matters. In addition, the opinion of BMO Capital Markets does not address the relative merits of the Merger as compared to any strategic alternatives that may be available to Progressive. The opinion of BMO Capital Markets does not constitute a recommendation to any Progressive shareholder as to how such shareholder should vote with respect to the Merger or any other matter.

        BMO Capital Markets received a fixed fee from Progressive for such services. In addition, Progressive has agreed to reimburse BMO Capital Markets for its reasonable out-of-pocket expenses and to indemnify BMO Capital Markets for certain liabilities arising out of BMO Capital Markets' engagement.

        The Progressive board of directors urges Progressive shareholders to read the opinions of J.P. Morgan and BMO Capital Markets carefully and in their entirety. See Schedule C and Schedule D to this Circular, respectively.

 Board of Directors and Management after the Merger

Board of Directors of the Combined Company

        Following the completion of the Merger, the combined company's board of directors will consist of seven directors in total, comprised of the five members of Waste Connections board of directors as of immediately prior to the effective time of the Merger and two members of the Progressive board of directors as of January 18, 2016.

        The following individuals (all of whom are currently directors of Waste Connections) are expected to serve on the Progressive board of directors following completion of the Merger: Messrs. Ronald J. Mittelstaedt, Michael W. Harlan, William J. Razzouk, Edward E. Guillet and Robert H. Davis. Larry S. Hughes and Susan Lee (both of whom are currently directors of the Corporation) are expected to remain directors of the Corporation following completion of the Merger.

Management of the Combined Company

        Upon completion of the Merger, the current management of Waste Connections will assume the management of the combined company, in particular:

  •
  Ronald J. Mittelstaedt will serve as the Chief Executive Officer and Chairman of the board of directors of the combined company;

  •
  Steven F. Bouck will serve as President of the combined company;

  •
  Darrell W. Chambliss will serve as Executive Vice President, Chief Operating Officer and Assistant Secretary of the combined company;

  •
  Worthing F. Jackman will serve as Executive Vice President, Chief Financial Officer and Assistant Secretary of the combined company;

  •
  David G. Eddie will serve as Senior Vice President and Chief Accounting Officer of the combined company;

  •
  David M. Hall will serve as Senior Vice President — Sales and Marketing of the combined company;

  •
  James M. Little will serve as Senior Vice President — Engineering and Disposal of the combined company; and

  •
  Patrick J. Shea will serve as Senior Vice President, General Counsel and Secretary of the combined company.

Treatment of Waste Connections Stock-Based Awards in the Merger

        In connection with the Merger, each Waste Connections restricted stock unit award (whether subject to time or performance-based vesting), each share of Waste Connections common stock that underlies a Waste Connections restricted stock unit award that has been deferred under Waste Connections' non-qualified deferred compensation plan and each Waste Connections warrant that is outstanding (and, in the case of a warrant, unexercised) immediately prior to the effective time of the Merger will automatically be converted into a corresponding equity award of Progressive, based upon the Exchange Ratio (and, if applicable, the Consolidation), on the same terms and conditions as were applicable to such Waste Connections stock-based award immediately prior to the effective time of the Merger, subject to certain modifications of awards held by executive officers of Waste Connections as described under "Interest of Management and Others in Material Transactions" in Schedule F to this Circular.

Regulatory Approvals Required for the Merger

        Progressive and Waste Connections have each agreed to use their reasonable best efforts and to take any and all actions necessary, including agreeing to sell, divest, or license any assets or accept operational restrictions or limitations on the businesses, if such undertakings are required or desirable in order to obtain all regulatory approvals required to complete the transactions contemplated by the Merger Agreement. These approvals include the expiration or early termination of the waiting period under the HSR Act, and approvals from any other federal, state and foreign regulatory authorities and self-regulatory organizations determined by the parties to be necessary in order to complete the transactions contemplated by the Merger Agreement.

 U.S. Antitrust Compliance

        Under the HSR Act and the rules and regulations promulgated thereunder, the Merger may not be completed until each party files a Notification and Report Form ("HSR Notification Form") with the FTC and DOJ and all statutory waiting period requirements have been satisfied. A transaction requiring notification under the HSR Act may not be completed until the expiration of a 30-calendar-day waiting period following the parties' filing of their respective HSR Notification Forms or the early termination of that waiting period. If the DOJ issues a Request for Additional Information and Documentary Material (referred to as a "second request") prior to the expiration of the initial waiting period, the parties must observe a second 30-day waiting period, which would begin to run only after both parties have substantially complied with the second request, unless the waiting period is terminated earlier or the parties otherwise agree to extend the waiting period.

        On January 27, 2016, each of Waste Connections and Progressive filed an HSR Notification Form with the FTC and DOJ. On February 25, 2016, the transaction was granted early termination of the waiting period pursuant to the HSR Act.

        The DOJ still retains the authority to challenge the Merger under U.S. antitrust laws before or after the Merger is completed. There can likewise be no assurance that U.S. federal, state or non-U.S. regulatory authorities, or private parties, will not attempt to challenge the Merger under antitrust laws or for other reasons, or, if a challenge is made, as to the results of the challenge.

Canadian Regulatory Filings

        The Merger is not subject to notification or approval under the Competition Act (Canada) and is not subject to review or approval under the Investment Canada Act (Canada).

General

        In connection with obtaining the approval of all necessary governmental authorities to complete the transactions contemplated by the Merger Agreement, including, but not limited to, the governmental authorities specified above, there can be no assurance that:

  •
  governmental authorities will not impose any conditions on the granting of their approval (including a requirement on Waste Connections, Progressive, or the combined company to divest assets or provide certain undertakings regarding their operations);

  •
  compliance or non-compliance will not have adverse consequences on the combined company after completion of the Merger; or

  •
  the required regulatory approvals will be obtained within the time frame contemplated by Waste Connections and Progressive or on terms that will be satisfactory to Waste Connections and Progressive.

        There can be no assurance that a regulatory challenge to the Merger will not be made or that, if a challenge is made, it will not prevail.

        In the event that a governmental entity imposes conditions on, or requires divestitures relating to, the operations or assets of Waste Connections or Progressive, each party has agreed to take any and all actions necessary to obtain such governmental approval, including agreeing to sell, divest, or license any assets or accept operational restrictions or limitations on the businesses, if such undertakings are required or desirable in order to obtain regulatory approval.

Shareholder Approvals

Progressive Shareholder Approval

        The Merger is conditional upon, among other things more fully described elsewhere in this Circular, the approval of the Transaction Resolution by the affirmative vote of at least a majority of the votes cast thereon either in person or by proxy at the Meeting. See "General Information Concerning the Meeting and Voting — Purpose of the Meeting" above for details concerning the Transaction Resolution.

        If the Transaction Resolution does not receive the requisite approval, the Corporation and Merger Sub will not proceed with the Merger.

 Waste Connections Special Meeting and Waste Connections Stockholder Approval

        The Merger is also conditional upon Waste Connections stockholders voting in favour of a resolution adopting and approving the Merger and the related transactions contemplated by the Merger Agreement. The required votes to approve the resolutions being put to Waste Connections stockholders are as follows:

  •
  to approve and adopt the Merger Agreement, and to approve the transactions contemplated by the Merger Agreement, including the merger of Merger Sub with and into Waste Connections, with Waste Connections continuing as the surviving corporation and a subsidiary of Progressive (the "Waste Connections Merger Proposal");

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  to approve, on an advisory (non-binding) basis, specified compensatory arrangements between Waste Connections and its named executive officers relating to the transactions contemplated by the Merger Agreement (the "Waste Connections Compensation Proposal"); and

  •
  to adjourn the meeting to another date and place if necessary or appropriate to solicit additional votes if there are insufficient votes at the time of the Waste Connections Special Meeting to approve the Waste Connections Merger Proposal (the "Waste Connections Adjournment Proposal").

        The approval by Waste Connections stockholders of the Waste Connections Merger Proposal is required to complete the Merger.

        The Waste Connections board of directors has determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are advisable, and in the best interests of, Waste Connections and its stockholders, and has approved and declared advisable the Merger Agreement, and has recommended that Waste Connections stockholders vote in favour of the Waste Connections Merger Proposal, the Waste Connections Compensation Proposal and the Waste Connections Adjournment Proposal.

Listing of Progressive Common Shares; Delisting of Shares of Waste Connections Common Stock

        It is a condition to the completion of the Merger that Progressive common shares issuable in respect of the Merger, or after the Merger in respect of the Waste Connections equity awards to be assumed by Progressive, be approved for listing on the NYSE, subject to official notice of issuance, and the TSX, subject to customary conditions. Progressive has applied to the TSX and the NYSE to list the Progressive common shares to be issued in connection with the Merger or issuable pursuant to the terms of the outstanding Waste Connections stock-based awards that Progressive will assume pursuant to the Merger or pursuant to the terms of the New Incentive Plan.

        Following the Merger, shares of Waste Connections common stock will be delisted from the NYSE and deregistered under the Exchange Act. It is expected that following the Merger, subject to the combined company satisfying the ordinary listing requirements of the NYSE and the TSX, the common shares of the combined company will trade on the NYSE and on the TSX. Progressive has reserved the trading symbol "WCN" with the TSX and if, as intended, the Name Change is implemented, the common shares of the combined company are expected to trade on the NYSE and TSX under the symbol "WCN."

        The Merger is conditioned on the TSX approving the listing of the Progressive common shares to be issued in connection with the Merger or issuable pursuant to the terms of the outstanding Waste Connections equity compensation awards that Progressive will assume pursuant to the Merger.

        The TSX has granted conditional approval of the Merger and transactions contemplated by the Merger Agreement, including the listing of the Progressive common shares to be issued in connection with the Merger and the Progressive common shares to be reserved for issuance pursuant to the terms of the outstanding Waste Connections stock-based awards that Progressive will assume pursuant to the Merger, the Consolidation, the New Incentive Plan and the listing of the Progressive common shares to be reserved for issuance pursuant to the New Incentive Plan, and the Name Change and the change of the Corporation's trading symbol to "WCN".

Dissent Rights

        Under the OBCA, Progressive shareholders are not entitled to dissent rights in connection with any of the transactions contemplated by the Merger Agreement, including the Merger.

THE MERGER AGREEMENT

        This section describes the material terms of the Merger Agreement, which was executed on January 18, 2016. The description in this section and elsewhere in this Circular is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is the full text of which may be viewed on Progressive's profile on SEDAR at www.sedar.com or Progressive's profile on EDGAR at www.sec.gov and which is attached as Schedule B to this Circular. This summary does not purport to be complete and may not contain all of the information about the Merger Agreement that is important to you.

 Explanatory Note Regarding the Merger Agreement

        The Merger Agreement and this summary are included solely to provide you with information regarding the terms and conditions of the Merger Agreement. The representations, warranties, covenants and agreements contained in the Merger Agreement were made by the parties thereto solely for the purposes of the Merger Agreement and as of specific dates and were qualified and subject to important limitations agreed to by Waste Connections, Progressive and Merger Sub in connection with negotiating the terms of the Merger Agreement. In particular, in your review of the representations and warranties contained in the Merger Agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purposes of establishing the circumstances in which a party to the Merger Agreement may have the right not to consummate the Merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating contractual risk between the parties to the Merger Agreement, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality or material adverse effect different from those generally applicable to shareholders and reports and documents filed with Canadian securities regulatory authorities or the SEC, and in some cases may be qualified by the matters contained in the respective disclosure letters that Progressive and Waste Connections delivered to each other in connection with the Merger Agreement, which disclosures are not included in the Merger Agreement attached to this Circular as Schedule B. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this Circular, may have changed since the date of the Merger Agreement, and subsequent developments or new information qualifying a representation or warranty may have been included in or incorporated by reference into this Circular. Accordingly, the representations and warranties and other provisions of the Merger Agreement or any descriptions of those provisions should not be read alone, but instead should be read together with the information provided elsewhere in this Circular, the documents incorporated by reference into this Circular, and reports, statements and filings that Progressive files with applicable Canadian securities regulatory authorities and the SEC from time to time.

The Merger

        Pursuant to the Merger Agreement, Merger Sub, a wholly-owned subsidiary of Progressive, will merge with and into Waste Connections, with Waste Connections surviving as a subsidiary of Progressive. As a result of the Merger, Waste Connections common stock will be delisted from the NYSE and deregistered under the Exchange Act.

        Pursuant to the Merger, Waste Connections stockholders will receive Progressive common shares in exchange for their shares of Waste Connections common stock. Immediately following the completion of the Merger, Progressive intends to change its legal name to "Waste Connections, Inc." and its common shares are expected to trade on the NYSE and on the TSX under the symbol "WCN".

Closing and Effective Time of the Merger

        Unless otherwise mutually agreed to by Progressive and Waste Connections, the closing of the Merger will take place on the third business day following the day on which the last of the conditions to consummate the Merger (described under "The Merger Agreement — Conditions to the Completion of the Merger") have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the closing of the Merger, but subject to the satisfaction or waiver of those conditions).

        The Merger will become effective upon the filing of a certificate of merger with the Secretary of State of the State of Delaware or at such later time and date on which the parties agree and specify in the certificate of merger.

 Merger Consideration

        As a result of the Merger, each issued and outstanding share of Waste Connections common stock, other than excluded shares, will be cancelled and in consideration of which each holder of Waste Connections common stock will have the right to receive the Merger Consideration, equal to 2.076843 validly issued, fully paid and nonassessable Progressive common shares.

Exchange Agent and Transmittal Materials and Procedures

        Prior to the effective time of the Merger, Waste Connections will designate a bank or trust company that is reasonably acceptable to Progressive to act as the exchange agent in connection with the Merger (such agent is referred to as the "exchange agent"). At or prior to the effective time of the Merger, Progressive or Merger Sub will deposit, or cause to be deposited, with the exchange agent evidence of Progressive common shares issuable in book-entry form equal to the aggregate Merger Consideration payable in the Merger (excluding any Fractional Progressive Common Share Consideration), and cash in immediately available funds in an amount sufficient to pay any dividends with respect thereto.

        As soon as reasonably practicable after the effective time of the Merger (but in no event more than five business days), Progressive will cause the exchange agent to send transmittal materials, which will include the appropriate form of a letter of transmittal, to holders of record of shares of Waste Connections common stock and instructions on how to effect the surrender of shares of Waste Connections common stock in exchange for the Merger Consideration, including any amount payable in respect of a Fractional Progressive Common Share Consideration and any dividends or other distributions on Progressive common shares.

        After the effective time of the Merger, when a Waste Connections stockholder delivers a duly completed and validly executed letter of transmittal and any other documents as may reasonably be required by the exchange agent, the holder of shares of Waste Connections common stock will be entitled to receive, and the exchange agent will be required to deliver to the holder, in exchange therefor (i) the number of Progressive common shares to which such holder is entitled (after taking into account all of the shares of Waste Connections common stock held immediately prior to the Merger by such holder), (ii) any Fractional Progressive Common Share Consideration that such holder has the right to receive, and (iii) any amounts such holder has the right to receive in respect of dividends or other distributions on the Progressive common shares.

        No interest will be paid or accrued on any amount payable upon cancellation of shares of Waste Connections common stock. The Progressive common shares issued and paid in accordance with the Merger Agreement upon conversion of the shares of Waste Connections common stock (including any cash received in lieu of fractional shares) will be deemed to have been issued and paid in full satisfaction of all rights pertaining to the shares of Waste Connections common stock.

        If any portion of the Merger Consideration is to be delivered to a person or entity other than the holder in whose name any surrendered certificate is registered, it will be a condition of such payment that (i) the certificate surrendered must be properly endorsed or must be otherwise in proper form for transfer and (ii) the person or entity requesting such payment pays any transfer or other similar taxes required by reason of the payment of the Merger Consideration to a person or entity other than the registered holder of the certificate surrendered or will establish to the satisfaction of Merger Sub that such tax has been paid or is not required to be paid. Payment of the applicable Merger Consideration with respect to book-entry shares will only be made to the person or entity in whose name such book-entry shares are registered.

        Subject to Progressive shareholder approval, immediately following the completion of the Merger, Progressive intends to effect the Consolidation. If the Consolidation is approved, after taking into account the effects of the Merger and the Consolidation, Waste Connections stockholders will receive one (1) post-Consolidation Progressive common share for each share of Waste Connections common stock. If the Consolidation has occurred prior to the time of delivery by the exchange agent of the Merger Consideration to holders of the shares of Waste Connections common stock, the aggregate Merger Consideration to be delivered by the exchange agent to each former holder of Waste Connections common stock will be adjusted appropriately to reflect the effect of the Consolidation. The Merger is not conditioned on Progressive shareholder approval of the Consolidation. In the event that the Merger is consummated but the Progressive shareholder approval of the

Consolidation is not obtained, Waste Connections stockholders will receive 2.076843 Progressive common shares for each share of Waste Connections common stock as a result of the Merger and the number of Progressive common shares held by Progressive shareholders will remain unchanged.

Withholding

        Under the terms of the Merger Agreement, Progressive and Waste Connections have agreed that the parties will be entitled to deduct and withhold, or cause the exchange agent to deduct and withhold, from the Merger Consideration payable to any person or entity pursuant to the Merger Agreement, any amounts that are required to be withheld or deducted with respect to such consideration under the Code or any applicable provisions of state, local or foreign tax law. To the extent that amounts are so withheld and timely remitted to the appropriate governmental entity, such withheld amounts will be treated for all purposes of the Merger Agreement as having been paid to the person or entity in respect of which such deduction and withholding was made.

No Fractional Progressive Common Share Consideration

        No holder of Waste Connections common stock will be issued fractional Progressive common shares as a result of the Merger. All fractional Progressive common shares will be aggregated and sold in the open market for holders of shares of Waste Connections common stock by the exchange agent and each holder of Waste Connections common stock who would otherwise have been entitled to receive a fraction of a Progressive common share will receive, in lieu thereof, cash, without interest, in an amount equal to the proceeds from such sale by the exchange agent, if any, less any brokerage commissions or other fees, in accordance with such holders' fractional interest in the aggregate number of Progressive common shares sold.

Representations and Warranties

        Progressive and Waste Connections made customary representations and warranties in the Merger Agreement on behalf of themselves and their respective subsidiaries that are subject, in some cases, to specified exceptions and qualifications contained in the Merger Agreement or in information provided pursuant to certain disclosure schedules to the Merger Agreement that were exchanged between Progressive and Waste Connections. The representations and warranties made by Progressive and Waste Connections are also subject to and qualified by certain information included in certain filings each party and its affiliates have made with the SEC and/or, as applicable, Canadian securities regulatory authorities.

        Many of the representations and warranties are reciprocal and apply to Progressive or Waste Connections, as applicable, and their respective subsidiaries. Some of the more significant representations and warranties relate to:

  •
  corporate organization, existence and good standing and requisite corporate power and authority to carry on business;

  •
  capital structure;

  •
  corporate authority to enter into the Merger Agreement and the enforceability thereof;

  •
  required governmental approvals;

  •
  the absence of any breach or violation of organizational documents or contracts as a result of the consummation of the transaction;

  •
  SEC reports and financial statements, including their preparation in accordance with U.S. GAAP, filing or furnishing with the SEC, and compliance with the applicable rules and regulations promulgated thereunder, and that such reports and financial statements fairly present, in all material respects, the relevant financial position and results of operations;

  •
  the maintenance of internal disclosure controls and internal control over financial reporting;

  •
  the absence of undisclosed liabilities;

  •
  compliance with laws and government regulations, including environmental laws;

  •
  compliance with applicable laws related to employee benefits and the Employment Retirement Income Security Act;

  •
  the absence of certain changes since December 31, 2014 that have had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect;

  •
  the absence of any actions since December 31, 2014 that would constitute a breach of certain interim operating covenants if such action was taken between the date of the Merger Agreement and the closing of the Merger;

  •
  the absence of certain material litigation, claims and actions;

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  the reliability and accuracy of information supplied for this Circular;

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  certain regulatory matters;

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  the accuracy and completeness of certain tax matters;

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  collective bargaining agreements and other employment and labor matters;

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  ownership of or right to intellectual property, and absence of infringement;

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  title and rights to, and condition of, real property;

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  the receipt of opinions of financial advisors;

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  the requisite vote of shareholders or stockholders, as applicable, to consummate the transactions contemplated by the Merger Agreement;

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  the existence of and compliance with certain material contracts;

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  the existence and maintenance of insurance;

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  the absence of undisclosed brokers' fees or finders' fees relating to the transaction;

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  only with respect to Progressive, compliance with the Foreign Corrupt Practices Act of 1977, as amended, and anti-corruption laws in other jurisdictions; and

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  the absence of applicability of anti-takeover laws or regulations to this transaction.

        Progressive made additional representations and warranties in the Merger Agreement in relation to the business of Merger Sub.

        Many of the representations and warranties made by each of Progressive and Waste Connections, and their respective subsidiaries are qualified by a "material adverse effect" standard (that is, they will not be deemed untrue or incorrect unless their failure to be true or correct, individually or in the aggregate has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the party making the representation and warranty). Many of the representations and warranties are qualified by a general materiality standard or by a knowledge standard. For the purpose of the Merger Agreement, a "material adverse effect" with respect to each of Progressive and Waste Connections means any change, effect, development, circumstance, condition, state of facts, event or occurrence that: (i) prevents or materially delays the relevant party from performing its material obligations under the Merger Agreement or consummation of the transactions contemplated by the Merger Agreement; or (ii) individually or in the aggregate, has a material adverse effect on the condition (financial or otherwise), business or results of operations of the relevant party and its subsidiaries, taken as a whole, excluding, in the case of clause (ii) only:

  •
  any changes in general United States, Canada (with respect to Progressive) or global economic conditions, in each case, other than any effect that affects the relevant party, taken as a whole, in a materially disproportionate manner as compared to other companies that participate in the business the relevant party operates, but, in such event, only the incremental disproportionate impact of any such effect shall be taken into account;

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  conditions (or changes therein) in any industry or industries in which the relevant party operates, in each case, other than any effect that affects the relevant party, taken as a whole, in a materially disproportionate manner as compared to other companies that participate in the business the relevant party operates, but, in such event, only the incremental disproportionate impact of any such effect shall be taken into account;

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  general tax, economic, and/or political conditions (or changes therein), including any changes affecting financial, credit or capital market conditions, in each case, other than any effect that affects the relevant party, taken as a whole, in a materially disproportionate manner as compared to other companies that participate in the business the relevant party operates, but, in such event, only the incremental disproportionate impact of any such effect shall be taken into account;

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  any change in U.S. GAAP or interpretation thereof, in each case, other than any effect that affects the relevant party, taken as a whole, in a materially disproportionate manner as compared to other companies that participate in the business the relevant party operates, but, in such event, only the incremental disproportionate impact of any such effect shall be taken into account;

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  any change in applicable law, in each case, other than any effect that affects the relevant party, taken as a whole, in a materially disproportionate manner as compared to other companies that participate in the business the relevant party operates, but, in such event, only the incremental disproportionate impact of any such effect shall be taken into account;

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  the execution and delivery of the Merger Agreement or the consummation of the Merger, or any actions expressly required by, or the failure to take any action expressly prohibited by, the terms of the Merger Agreement (provided, however, that the exceptions in this clause will not apply to certain of the relevant party's representations and warranties);

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  changes in the stock price of the respective party, in and of itself (although the facts or occurrences giving rise or contributing to such changes that are not otherwise excluded from the definition of a material adverse effect may be taken into account);

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  any failure by the relevant party to meet any internal or published projections, estimates or expectations of such relevant party's revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by such relevant party to meet its internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (although the facts or occurrences giving rise or contributing to such failure that are not otherwise excluded from the definition of a material adverse effect may be taken into account);

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  effects arising out of changes in geopolitical conditions, acts of terrorism or sabotage, war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, weather conditions or other force majeure events, including any material worsening of such conditions threatened or existing as of the date of the Merger Agreement, in each case, other than any effect that affects the relevant party, taken as a whole, in a materially disproportionate manner as compared to other companies that participate in the business the relevant party operates, but, in such event, only the incremental disproportionate impact of any such effect shall be taken into account;

  •
  the public announcement of the Merger Agreement or the Merger;

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  any matters expressly disclosed in the disclosure schedules to the Merger Agreement, to the extent disclosed;

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  any action taken with the written consent of the other party to the Merger Agreement; and

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  any reduction in the credit rating of the relevant party or its subsidiaries, in and of itself (although the facts or occurrences giving rise or contributing to such reduction that are not otherwise excluded from the definition of a material adverse effect may be taken into account).

        THE MERGER AGREEMENT CONTAINS REPRESENTATIONS AND WARRANTIES MADE BY AND TO THE PARTIES AS OF SPECIFIC DATES. THE STATEMENTS EMBODIED IN THOSE REPRESENTATIONS AND WARRANTIES WERE MADE FOR PURPOSES OF THE CONTRACT BETWEEN THE PARTIES AND ARE SUBJECT TO QUALIFICATIONS AND LIMITATIONS AGREED BY THE PARTIES IN CONNECTION WITH NEGOTIATING THE TERMS OF THE MERGER AGREEMENT AND IN SOME CASES WERE QUALIFIED BY CONFIDENTIAL DISCLOSURES MADE BY THE PARTIES, WHICH DISCLOSURES ARE NOT REFLECTED IN THE MERGER AGREEMENT ATTACHED AS SCHEDULE B TO THIS CIRCULAR. IN ADDITION, CERTAIN

REPRESENTATIONS AND WARRANTIES WERE MADE AS OF A SPECIFIED DATE OR MAY HAVE BEEN USED FOR THE PURPOSE OF ALLOCATING RISK BETWEEN THE PARTIES RATHER THAN ESTABLISHING MATTERS AS FACTS. THE DESCRIPTION OF THE MERGER AGREEMENT IN THIS CIRCULAR HAS BEEN INCLUDED TO PROVIDE YOU WITH INFORMATION REGARDING ITS TERMS.

No Survival of Representations and Warranties

        The representations and warranties in the Merger Agreement of each of Progressive and Waste Connections on behalf of itself and its subsidiaries will not survive the consummation of the Merger or the termination of the Merger Agreement pursuant to its terms.

Covenants and Agreements

Conduct of Business Pending the Closing Date

        At all times from the execution of the Merger Agreement until the effective time, and subject to specified exceptions, except as required by law, specifically required by the Merger Agreement or with the prior written consent of the other party (such consent not to be unreasonably withheld, delayed or conditioned), each of Progressive and Waste Connections have agreed to, and have agreed to cause their respective subsidiaries to, conduct their respective businesses in all material respects in the ordinary course of business consistent with past practice.

        Each of Progressive and Waste Connections have agreed to specific restrictions relating to the conduct of their respective businesses between the date of the execution of the Merger Agreement until the effective time of the Merger, including the following, except as required by law, specifically required by the Merger Agreement or with the prior written consent of the other party (such consent not to be unreasonably withheld, delayed or conditioned), subject to specified exceptions:

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  authorize or pay any dividend or distribution with respect to outstanding shares except that (i) that a party may continue the declaration and payment of regular quarterly cash dividends not to exceed $0.145 per share in the case of Waste Connections, and $0.17 per share in the case of Progressive, for each quarterly dividend, and (ii) for dividends and distributions paid by a subsidiary on a pro rata basis in the ordinary course consistent with past practice or by a wholly-owned subsidiary of Progressive or Waste Connections to such party or another wholly-owned subsidiary of such party;

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  split, combine, reduce or reclassify any of its capital stock, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, shares in its capital, except for any such transaction by a wholly-owned subsidiary of Progressive or Waste Connections, as applicable, which remains a wholly-owned subsidiary of Progressive or Waste Connections, as applicable, after consummation of such transaction;

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  except as required by applicable law, any Progressive or Waste Connections compensatory or benefit arrangement in existence as of the date of the Merger Agreement (collectively referred to as the "Progressive benefit plans" or the "Waste Connections benefit plans," as applicable) and subject to certain exceptions, (i) increase the compensation or benefits payable or to be provided, in the case of Waste Connections, to any of its directors or executive officers, other than increases in annual base salaries and target incentive compensation opportunities at times and in amounts in the ordinary course of business consistent with past practice, and in the case of Progressive, to any of its directors, officers, employees or consultants, (ii) grant or increase to, in the case of Waste Connections any of its directors or executive officers, and in the case of Progressive, its directors, officers, employees or consultants, any severance, termination, change in control or retention pay, (iii) pay or award, or commit to pay or award, any cash bonuses or cash incentive compensation, in the case of Waste Connections, to any of its directors or executive officers (unless permitted under the Merger Agreement), and in the case of Progressive, other than the payment of unpaid cash bonuses or other cash incentive compensation accrued as of December 1, 2015, (iv) enter into any employment, severance, change in control or retention agreement with, in the case Waste Connections, any of its directors or executive officers, and in the case of Progressive, any of its directors, officers, employees or consultants (excluding offer letters that provide for no severance, change in control or retention payments or benefits), (v) establish, adopt, enter into, amend or terminate any collective bargaining agreement (other than a renewal of an existing collective bargaining agreement in the ordinary course of business) or Progressive benefit plan or Waste Connections benefit plan, as applicable (or a plan or arrangement that would be a Progressive benefit plan or Waste Connections benefit plan, as applicable, if in existence as of the date of the Merger Agreement), or (vi) take any action to accelerate any payment or benefit, or the funding of any payment or benefit, payable or to be provided to, in the case of Waste Connections, any of its directors or executive officers, and in the case of Progressive, any of its directors, officers, employees or consultants;

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  make any material change in financial accounting policies or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by U.S. GAAP, applicable law or SEC policy;

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  in the case of Progressive, authorize, announce an intention to authorize, or enter into agreements with respect to any acquisitions of an equity interest in or assets of any person or any business or division thereof, or any mergers, consolidations or business combinations, except for (i) such transactions that collectively do not have purchase prices that exceed $1 million in the aggregate (provided that any such transactions, individually or in the aggregate, would not reasonably be expected to prevent or materially delay or impede the consummation of the Merger and other transactions contemplated by the Merger Agreement), (ii) certain capital expenditures permitted by the Merger Agreement, (iii) transactions between Progressive and a wholly-owned subsidiary of Progressive, or between wholly-owned subsidiaries of Progressive, or (iv) the creation of new wholly-owned subsidiaries organized to conduct or continue activities otherwise permitted by the Merger Agreement;

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  amend the articles of incorporation or bylaws, or their equivalents, of Progressive or Waste Connections, as applicable, or permit any subsidiary of Progressive or Waste Connections, as applicable, to adopt amendments to its governing documents;

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  issue, deliver, grant, sell, pledge, dispose of or encumber, or authorize the issuance, delivery, grant, sale, pledge, disposition or encumbrance of, any shares in its capital stock (including restricted stock), voting securities or other equity interest in Progressive or Waste Connections, as applicable, or any subsidiary of Progressive or Waste Connections, as applicable, or any securities convertible into or exchangeable for any such shares, voting securities or equity interest, or any rights, warrants or options to acquire any such shares in its capital stock, voting securities or equity interest or any "phantom" stock, "phantom" stock rights, stock appreciation rights or stock based performance units or take any action to cause to be exercisable any otherwise unexercisable Progressive equity award or Waste Connections equity award under any existing Progressive equity plan or Waste Connections equity plan (except as otherwise provided by the express terms of any Progressive equity award or Waste Connections equity award, in each case, outstanding on the date of the Merger Agreement), other than issuances of Progressive common shares or Waste Connections common stock (i) in respect of any exercise of Progressive options or Waste Connections warrants or the vesting, lapse of restrictions with respect to or settlement of Progressive equity awards or Waste Connections equity awards outstanding as of the date of the Merger Agreement or issued in accordance with the Merger Agreement, in each case, accordance with their respective terms, (ii) pursuant to the terms of the Progressive equity plans or Waste Connections equity plans, subject to certain exceptions, or (iii) transactions between Progressive and a wholly-owned subsidiary of Progressive or Waste Connections and a wholly-owned subsidiary of Waste Connections or between wholly-owned subsidiaries of Progressive or Waste Connections, as applicable;

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  purchase, redeem or otherwise acquire any shares in its capital or any rights, warrants or options to acquire any such shares in its capital, except for (i) redemptions or acquisitions of Progressive common shares tendered by holders of Progressive equity awards or Waste Connections common stock tendered by holders of Waste Connections equity awards in order to satisfy obligations to pay the exercise price and/or tax withholding obligations with respect thereto, (ii) the redemptions or acquisition by Progressive of Progressive equity awards or Waste Connections of Waste Connections equity awards in connection with the forfeiture of such awards and (iii) transactions between Progressive and a wholly-owned subsidiary of Progressive or Waste Connections and a wholly-owned subsidiary of Waste Connections or between wholly-owned subsidiaries of Progressive or Waste Connections;

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  in the case of Progressive, redeem, repurchase, prepay (other than prepayments of revolving loans), defease, incur, assume, endorse, guarantee or otherwise become liable for or modify in any material respects the terms of any indebtedness for borrowed money or issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities (directly, contingently or otherwise), except for (i) any indebtedness for borrowed money among Progressive and its wholly-owned subsidiaries, or among wholly-owned subsidiaries of Progressive, (ii) indebtedness for borrowed money incurred to replace, renew, extend, refinance or refund any existing indebtedness for borrowed money of Progressive or an of the subsidiaries of Progressive, maturing on or prior to the six (6) month anniversary of the date of such refinancing, (iii) guarantees by Progressive of indebtedness for borrowed money of subsidiaries of Progressive, or guarantees by subsidiaries of Progressive of indebtedness for borrowed money of Progressive, which indebtedness is incurred in compliance with clause (i) above, (iv) indebtedness for borrowed money incurred pursuant to agreements entered into by Progressive or any subsidiary of Progressive in effect prior to the execution of the Merger Agreement and set forth on the applicable schedule of the Merger Agreement; provided that any such indebtedness shall be drawn solely in the ordinary course of business and in an aggregate amount not to exceed $28 million, and (v) transactions at the stated maturity of such indebtedness and required amortization or mandatory prepayments;

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  make any loans to any other person, except for loans among Progressive and its wholly-owned subsidiaries or Waste Connections and its wholly-owned subsidiaries or among Progressive's wholly-owned subsidiaries or Waste Connections' wholly-owned subsidiaries, as applicable;

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  in the case of Progressive, sell, lease, license, transfer, exchange, swap or otherwise dispose of, or subject to any lien, any of its material properties or assets, except (i) pursuant to existing agreements, (ii) liens for permitted indebtedness, (iii) such transactions with neither a fair market value of the assets or properties nor an aggregate purchase price that exceeds $1 million in the aggregate for all such transactions and (iv) for transactions among Progressive and its wholly-owned subsidiaries or among wholly-owned subsidiaries of Progressive;

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  in the case of Progressive, compromise or settle any material claim, litigation, investigation or proceeding pending against Progressive or any of its subsidiaries, or any of their officers and directors in their capacities as such, other than a settlement that (i) is for an amount not to exceed, individually or in the aggregate, $5 million, (ii) does not impose any injunctive relief on Progressive or any of its subsidiaries, or (iii) does not provide for the license, covenant not to assert, or otherwise granting of any rights, of or under any intellectual property of Progressive;

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  make or change any material tax election, change any method of tax accounting, file any amended tax return, settle or compromise any audit or proceeding relating to a material amount of taxes, agree to an extension or waiver of the statute of limitations with respect to a material amount of taxes, enter into any "closing agreement" within the meaning of Section 7121 of the Code (or any similar provision of state, local, or non-U.S. law) with respect to any material tax, surrender any right to claim a material tax refund, or take any action (which would cause Progressive to be treated as a domestic corporation for U.S. federal income tax purposes pursuant to Section 7874(b) of the Code from and after the consummation of the Merger as a result of the transactions contemplated by the Merger Agreement);

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  in the case of Progressive, except in accordance with Progressive's anticipated monthly capital expenditures for its 2016 fiscal year described on the applicable schedule of the Merger Agreement, make any new capital expenditure or expenditures, or commit to do so;

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  in the case of Progressive, except in the ordinary course of business consistent with past practice and subject to certain exclusions, enter into a material contract, or materially amend, modify or terminate any existing material contract or waive, release or assign any material rights or claims thereunder; or

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  agree, in writing or otherwise, to take any of the foregoing actions.

Litigation Relating to the Transaction

        The Merger Agreement requires each party to provide the other party prompt notice of any litigation brought by any shareholder or stockholder of that party, as applicable, against such party, any of its subsidiaries and/or any of their respective directors relating to the Merger, the Merger Agreement or any of the transactions. Unless (i) in the case of such litigation with respect to Waste Connections, the Waste Connections board of directors has made or is considering making a change of recommendation or (ii) in the case of such litigation with respect to Progressive, the Progressive board of directors has made or is considering making a change of recommendation, each party will give the other party the opportunity to participate (at such other party's expense) in the defense or settlement of any such litigation, and no such settlement will be agreed to without the other party's prior written consent, which consent will not be unreasonably withheld or delayed, except that the other party will not be obligated to consent to any settlement which does not include a full release of such other party and its affiliates or which imposes an injunction or other equitable relief after the effective time of the Merger upon Progressive or any of its affiliates.

Post-Merger Organizational Matters

        The Merger Agreement requires Progressive to take such actions as are necessary to ensure that, as of the effective time of the Merger, the persons listed under "The Merger — Board of Directors and Management after the Merger" will become the executive officers of the combined company, in each case, until the earlier of their resignation or removal or until their respective successors are duly appointed.

        In addition, Progressive and Waste Connections will cooperate to cause, effective as of the effective time of the Merger, the Progressive board of directors to be comprised of the five members of Waste Connections board of directors as of immediately prior to the effective time of the Merger and two directors (both of whom must be Canadian residents) serving on the Progressive board of directors as of the date of the Merger Agreement, for a total of seven directors on the Progressive board of directors.

Progressive Shareholder and Waste Connections Stockholder Meetings

        Under the terms of the Merger Agreement, Progressive and Waste Connections must use their respective reasonable best efforts to hold the Progressive Special Meeting and the Waste Connections Special Meeting on the same day and as soon as reasonably practicable after the date of the Merger Agreement

Recommendation of the Waste Connections Board of Directors

        The Waste Connections board of directors has agreed to recommend to solicit and use its reasonable best efforts to obtain from the Waste Connections stockholders their approval of the Waste Connections Merger Proposal. In the event that the Waste Connections board of directors makes a change in recommendation (which change in recommendation may only be made prior to the Waste Connections Special Meeting (including any postponement or adjournment thereof) in accordance with the terms of the Merger Agreement), then

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  Progressive will have the right to terminate the Merger Agreement; and

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  Waste Connections will have the right to terminate the Merger Agreement, if the Waste Connections board of directors has changed its recommendation in order to accept a superior proposal, enters into a definitive agreement with respect to such superior proposal and pays the Waste Connections Termination Fee (as described below) to Progressive as a condition to such termination.

Waste Connections Special Meeting

        Waste Connections has agreed to take, in accordance with applicable law and its organizational documents, all action necessary to establish a record date for, duly call, give notice of, convene and hold the Waste Connections Special Meeting as promptly as reasonably practicable following the date of the Merger Agreement. However, if, on a date for which the Waste Connections Special Meeting is scheduled, Waste Connections has not received proxies representing a sufficient number of shares of Waste Connections common stock to obtain from the Waste Connections stockholders their approval of the Waste Connections Stockholder Approval, Waste Connections, and at the request of Progressive, may make one or more successive postponements or adjournments of the Waste Connections Special Meeting; provided that the Waste Connections Special Meeting is not postponed or adjourned to a date that is more than thirty (30) days after the date for which the Waste Connections Special Meeting was originally scheduled (other than any adjournments or postponements required by applicable law, including adjournments or postponements to the extent reasonably necessary or advisable to ensure that any required supplement or amendment to this Circular is provided or made available to the Waste Connections stockholders or to permit dissemination of information which is material to stockholders voting at the Waste Connections Special Meeting and to give such Waste Connections stockholders sufficient time to evaluate any such supplement or amendment or other information). Nothing contained in the Merger Agreement is deemed to relieve Waste Connections of its obligations to submit the Merger Agreement and the Merger to its stockholders for a vote on approval and adoption thereof.

Reasonable Best Efforts; Regulatory Filings and Other Actions

        Under the terms of the Merger Agreement, Progressive and Waste Connections have agreed to cooperate with each other and use their respective reasonable best efforts to take any and all actions reasonably necessary, proper or advisable on their respective parts under the Merger Agreement and applicable laws to consummate and make effective the Merger and the other transactions contemplated by the Merger Agreement as soon as practicable, and to obtain as promptly as reasonably practicable all waiting period expirations or terminations, consents, registrations, approvals, authorizations, licenses and other permits necessary or advisable to be obtained from any third party and/or any governmental authorities in order to consummate the Merger and make effective the transactions contemplated by the Merger Agreement including preparing and filing as promptly as reasonably practicable all documentation to effect all necessary notices, reports and other filings necessary to obtain the required regulatory approvals.

        In addition, subject to exceptions specified in the Merger Agreement, each of Progressive and Waste Connections have agreed to keep each other apprised of the status of matters relating to completion of the transactions contemplated by the Merger Agreement, to permit the other to review in advance any proposed communication with a governmental entity (other than documents that are required to be included in any filing under the HSR Act), to keep each other informed as to the status of and the process and proceedings relating to obtaining the regulatory approvals and promptly notifying each other of any communication received from, or given to the DOJ, or any governmental entity in respect to the transactions contemplated by the Merger Agreement, including providing copies of any such written communications, consulting with and providing copies of any drafts to each other with respect to any submissions, filings, or communications with the DOJ, or any governmental agency, and, subject to the exceptions contained in the Merger Agreement, consulting and cooperating with each other prior to offering, negotiating or accepting any proposal involving the sale, divestiture, license or disposition of assets, or the acceptance of operational restrictions or limitations on assets or business or undertaking of any other form of behavioral remedy as contemplated by the Merger Agreement.

        The Merger is not subject to notification or approval under the Competition Act (Canada) and is not subject to review or approval under the Investment Canada Act (Canada).

        In addition, Progressive and Waste Connections have also agreed to use their respective reasonable best efforts to resolve objections, if any, to the transactions contemplated by the Merger Agreement to obtain regulatory approval. Furthermore, Progressive and Waste Connections have agreed to take any and all actions as may be required or desirable in order to obtain regulatory approval or to avoid the entry of, or to effect the dissolution of or vacate or lift, any decrees, judgments, injunctions or orders, under applicable antitrust, merger control or foreign investment rules required or otherwise agreed between Progressive and Waste Connections as appropriate to consummate the Merger and make effective the transactions contemplated by the Merger Agreement. Progressive and Waste Connections have also agreed that they will contest, litigate, defend against and appeal any lawsuit, claim or other legal proceeding, whether judicial or administrative, threatened or pending preliminary or permanent injunction or other order, decree, judgment or ruling that would adversely affect the consummation of the Merger and make effective the transactions contemplated by the Merger Agreement.

        On January 27, 2016, each of Waste Connections and Progressive filed the required merger notification filings under the HSR Act with the FTC and the Antitrust Division of the DOJ. On February 25, 2016, the transaction was granted early termination of the waiting period pursuant to the HSR Act.

 No Solicitation; Third-Party Acquisition Proposals

        The Merger Agreement contains detailed provisions outlining the circumstances in which Progressive and Waste Connections may respond to acquisition proposals received from third parties. Under these provisions, each of Progressive and Waste Connections have agreed that it will not (and will not permit any of its subsidiaries to, and that it will cause its directors, officers and employees not to, and that it will direct and use its reasonable best efforts to cause its other representatives not to), directly or indirectly:

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  solicit, initiate or knowingly encourage or knowingly facilitate (including by way of furnishing information), or engage in discussions or negotiations regarding, any inquiry, proposal or offer, or the making, submission or announcement of any inquiry, proposal or offer (including any inquiry, proposal or offer to its shareholders or stockholders, as applicable) which constitutes or would be reasonably expected to lead to a competing acquisition proposal (as defined below);

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  participate in any negotiations regarding, or furnish to any person or entity any non-public information relating to it or any of its subsidiaries in connection with a competing acquisition proposal;

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  engage in discussions with any person or entity with respect to any competing acquisition proposal;

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  except as required by the duties of the members of its board of directors under applicable laws, waive, terminate, modify or release any person or entity (other than the other party and its affiliates) from any provision of or grant any permission, waiver or request under any "standstill" or similar agreement or obligation;

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  approve or recommend, or propose publicly to approve or recommend, any competing acquisition proposal;

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  withdraw, change, amend, modify or qualify, or otherwise propose publicly to withdraw, change, amend, modify or qualify, in a manner adverse to the other party, the recommendation by its board of directors to its shareholders or stockholders, as applicable, to vote in favour of its respective proposals;

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  within the earlier of five business days of a tender or exchange offer or take-over bid relating to securities of Progressive and Waste Connections' having been commenced and two business days prior to Progressive's or Waste Connections' respective special meeting, fail to (i) publicly recommend against such tender or exchange offer or take-over bid, or (ii) publicly reaffirm the recommendation of such party's board of directors;

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  after a tender or exchange offer or take-over bid relating to securities of Progressive and Waste Connections having been commenced, fail to send to such party's shareholders the applicable regulatory disclosure recommending that the shareholders reject such tender or exchange offer or take-over bid;

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  following the public disclosure of competing acquisition proposal, fail to reaffirm publicly Progressive's and Waste Connections' respective board recommendations within the earlier of five business days after such public disclosure or announcement and two business days prior to their respective special meetings;

  •
  enter into any letter of intent or similar document relating to, or any agreement or commitment providing for, any competing acquisition proposal (other than as permitted in the Merger Agreement); or

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  resolve or agree to do any of the foregoing.

        In addition, the Merger Agreement requires Progressive and Waste Connections to immediately cease, and cause their directors, officers and employees to cease, and to direct and use their reasonable best efforts to cause their other representatives to immediately cease, any and all existing discussions or negotiations with any parties (or provision of any non-public information to any parties) conducted theretofore with respect to any competing acquisition proposal or potential competing acquisition proposal. The Merger Agreement requires Progressive and Waste Connections to promptly inform their representatives of these obligations.

        If Progressive or Waste Connections receives prior to obtaining the Progressive Transaction Approval or the Waste Connections Stockholder Approval, as applicable, a bona fide, unsolicited, written competing acquisition proposal, which its board of directors determines in good faith after consultation with its outside legal and financial advisors (i) constitutes a superior proposal or (ii) would reasonably be expected to result, after the taking of any of the actions referred to in either of clause (x) or (y) below, in a competing acquisition proposal, then in any such event

(if the superior proposal does not result in a breach under the Merger Agreement) it may take the following actions: (x) furnish non-public information to the person or entity making such competing acquisition proposal, if, and only if, prior to so furnishing such information, it receives from such person or entity an executed confidentiality agreement with confidentiality terms that are no less favourable in the aggregate to it than those contained in the confidentiality agreement between Progressive and Waste Connections (provided, however, that the confidentiality agreement is not required to contain standstill provisions) and (y) engage in discussions or negotiations with such person or entity with respect to the competing acquisition proposal.

        The Merger Agreement permits each of the Waste Connections board of directors and the Progressive board of directors to comply with Rule 14d-9 and Rule 14e-2(a) under the Exchange Act and/or the Canadian Takeover Bid Rules or make any disclosure to its shareholders if such board of directors determines in good faith, after consultation with outside counsel, that the failure to do so would constitute a breach of the duties of the members of such board of directors under applicable laws.

Definition of Competing Acquisition Proposal

        For purposes of the Merger Agreement, the term "competing acquisition proposal" means any proposal or offer made by a person, entity or group (other than a proposal or offer by either Progressive or Waste Connections, or any of their respective subsidiaries, as applicable) at any time which is structured to permit such person, entity or group to (whether pursuant to an amalgamation, arrangement (both in the case of Progressive) merger, consolidation or other business combination, sale of shares of capital stock, sale of assets, take-over bid (in the case of Progressive) tender offer or exchange offer or otherwise, including any single or multi-step transaction or series of related transactions) ownership of (i) assets or businesses of either Progressive or Waste Connections, or any of their respective subsidiaries, as applicable, that generate at least 20% or more of the net revenues or net income (for the 12-month period ending on the last day of such party's most recently completed fiscal quarter) or that represent at least 20% of the total assets (based on fair market value) of such party and its subsidiaries, taken as a whole or (ii) at least 20% of any class of capital stock, other equity securities or voting power of such party, in each case other than the Merger.

Definition of Superior Proposal

        For purposes of the Merger Agreement, the term "superior proposal" means a bona fide proposal or offer constituting a competing acquisition proposal (with references to 20% being deemed to be replaced with references to 50%), which the board of directors of the company in receipt of such proposal determines in good faith after consultation with its outside legal and financial advisors to be more favourable to its shareholders from a financial point of view than the Merger, taking into account all relevant factors (including all the terms and conditions of such proposal or offer and the Merger Agreement (including any changes to the terms of the Merger Agreement proposed by Progressive or Waste Connections, as applicable, in response to such offer or otherwise)).

Change of Recommendation

        The Progressive board of directors and the Waste Connections board of directors are entitled to approve or recommend, or propose publicly to approve or recommend a competing acquisition proposal, or withdraw, change, amend, modify or qualify its recommendation, in a manner adverse to the other party, prior to the Progressive Shareholder Transaction Approval or the Waste Connections Stockholder Approval, as applicable:

  •
  following receipt of a bona fide, unsolicited, written competing acquisition proposal that is not withdrawn, which such board of directors determines in good faith after consultation with its outside legal and financial advisors is a superior proposal; or

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  as a result of a material development or change in circumstances that occurs or arises after the date of the Merger Agreement that was not known, or reasonably foreseeable, by the party's board of directors as of the date of the Merger Agreement (provided, that (A) in no event shall the receipt, existence or terms of a competing acquisition proposal constitute an intervening event and (B) in no event shall any event or events that has or have an adverse effect on the business, properties, financial condition or results of the operations of the other party and its subsidiaries, taken as a whole, constitute an intervening event unless such event or events has had or would reasonably be expected to have a material adverse effect on the other party), provided, that (x) with respect to the first clause above, such competing acquisition proposal was received after the date of the Merger Agreement and did not result from a breach of the non-solicitation provisions of the Merger Agreement and (y) with respect to each clause above, such board of directors has determined in good faith after consultation with its outside legal counsel that, in light of such competing acquisition proposal or intervening event, the failure to take such action would be inconsistent with the duties of the members of the board of directors under applicable laws.

        Prior to such board of directors making a superior proposal change of recommendation, the party making such a change of recommendation must provide the other party with five business days' prior written notice (any material amendment to the amount or form of consideration payable in connection with the applicable competing acquisition proposal requiring a new notice of an additional three business day period) advising the other party that it intends to take such action and specifying the material terms and conditions of the competing acquisition proposal, and during such five business day period (or subsequent three business day period), such party shall consider and negotiate in good faith any proposal by the other party to amend the terms and conditions of the Merger Agreement such that the competing acquisition proposal would no longer constitute a "superior proposal". Prior to such board of directors making an intervening event change of recommendation, the party making such a change of recommendation must provide the other party with five business days' prior written notice advising the other party that it intends to effect an intervening event change of recommendation and specifying, in reasonable detail, the reasons (including the material facts and circumstances related to the applicable determination by such party's board of directors), and during such five business day period, the party changing its recommendation must consider in good faith any proposal by the other party to amend the terms and conditions of the Merger Agreement in a manner that would obviate the need to effect the change of recommendation.

        No change of recommendation made by a party shall relieve it from its obligation to seek to obtain the Waste Connections Stockholder Approval or the Progressive Shareholders Transaction Approval, as applicable.

Obligation to Keep the Other Party Informed

        Under the terms of the Merger Agreement, Progressive and Waste Connections have also agreed:

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  they will notify the other party promptly (but in no event later than 24 hours) after receipt of any competing acquisition proposal, any initial proposals or inquiries that would reasonably be expected to lead to a competing acquisition proposal, or any initial inquiry or request for non-public information relating to the other party or any of their respective subsidiaries by any person or entity who has made or would reasonably be expected to make any competing acquisition proposal;

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  such notice will be made orally and confirmed in writing, and will indicate the identity of the person or entity making the competing acquisition proposal, inquiry or request or with whom Progressive or Waste Connections is engaging in discussions or negotiations, and the material terms and conditions of any such proposal or offer or the nature of the information requested pursuant to such inquiry or request;

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  in addition, they will promptly (but in any event within 24 hours) after the receipt thereof, provide to the other party copies of any written documentation relating to a competing acquisition proposal or potential competing acquisition proposal which is received by either Progressive or Waste Connections from any person or entity (or from any representatives, advisors or agents of such person or entity) making such competing acquisition proposal or with whom discussions or negotiations would reasonably be expected to lead to a competing acquisition proposal;

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  they will keep the other party informed of the status and material terms (including any amendments or proposed amendments to such material terms) of any such competing acquisition proposal or potential competing acquisition proposal and keep the other party informed as to the nature of any information requested with respect thereto; and

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  they will promptly (but in any event within 24 hours) provide to the other party any material non-public information concerning their company provided to any other person or entity in connection with any competing acquisition proposal that was not previously provided to the other party.

 Certain Additional Covenants

        The Merger Agreement also contains additional covenants and agreements, including, among others, covenants relating to the filing of this Circular, Progressive's management information circular, access to information of the other company, public announcements with respect to the transactions, exemptions from takeover laws, obligations of Merger Sub, Rule 16b-3 exemptions, the delisting of the shares of Waste Connections common stock from the NYSE and the listing of the Progressive common shares issued in connection with the Merger on the NYSE and the TSX, the resignation of Progressive directors and certain tax matters.

Conditions to the Completion of the Merger

        Under the Merger Agreement, the respective obligations of each party to effect the Merger are subject to the satisfaction or waiver of the following conditions:

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  Progressive Shareholder Transaction Approval.  The Progressive Shareholder Transaction Approval must have been obtained by an affirmative vote of the holders of a majority of the votes cast by holders of outstanding Progressive common shares on such a proposal at the Progressive Special Meeting.

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  Waste Connections Stockholder Approval.  The Waste Connections Stockholder Approval must have been approved by an affirmative vote of the holders of a majority of the outstanding shares of Waste Connections common stock entitled to vote thereon at the Waste Connections Special Meeting.

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  Registration Statement.  A registration statement on Form F-4 in respect of the Progressive common shares to be issued in the Merger must have become effective in accordance with the provisions of the Securities Act and no stop order suspending the effectiveness of such registration statement has been issued by the SEC and remain in effect and no proceeding to that effect will have been commenced or threatened.

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  No Adverse Laws or Order.  The absence of any injunction or other legal prohibition or restraint on the Merger.

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  Regulatory Approvals.  (i) Any applicable waiting period relating to the Merger under the HSR Act must have expired or been terminated, and (ii) no legal proceeding by a governmental entity under any antitrust law of the United States or Canada is pending against Progressive, Waste Connections or Merger Sub that is reasonably likely to temporarily or permanently enjoin, restrain or prevent the consummation of the Merger. On February 25, 2016, the transaction was granted early termination of the waiting period pursuant to the HSR Act.

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  Tax Treatment of Restructuring Transactions.  Since the date of the Merger Agreement, (i) there has been no change in Sections 163(j) or 7874 of the Code (or any other provision of the Code with respect to the deductibility of interest), the regulations promulgated thereunder, or the official interpretation thereof as set forth in published guidance by the IRS (other than in a news release) that would impose a material limitation on the ability to deduct for U.S. federal income tax purposes interest on any current or reasonably anticipated debt obligation (or arrangement treated as a debt obligation for U.S. federal income tax purposes under current law as of the date of the Merger Agreement) of Waste Connections (as the surviving corporation under the Merger) or any of its subsidiaries, and (ii) there has been no change or publicly announced proposed change in law or any official interpretation thereof (including any change to the regime governing the taxation of foreign affiliates or controlled foreign affiliates under the ITA or the General Anti-Avoidance Rule under Section 245 of the ITA) that would result in Progressive or any of its subsidiaries recognizing material taxable income in Canada in respect of any instrument issued by Waste Connections (as the surviving corporation under the Merger) or any of its subsidiaries that is currently outstanding or reasonably anticipated to be outstanding.

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  Approval of the Toronto Stock Exchange.  The TSX shall have approved the transactions contemplated by the Merger Agreement.

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  Listing.  The Progressive common shares to be issued in the Merger must have been approved for listing on the NYSE and the TSX, subject to official notice of issuance, and in the case of the TSX, other customary conditions.

        Under the Merger Agreement, the respective obligations of Progressive and Merger Sub to effect the Merger are also subject to the satisfaction or waiver of the following additional conditions:

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  Representations and Warranties.  (i) The representations and warranties of Waste Connections regarding its capitalization must be true and correct in all respects as of the date of the Merger Agreement and as of the date of the completion of the Merger (except that representations and warranties that by their terms speak specifically as of the date of the Merger Agreement or another date must be true and correct in all respects as of such date) except for breaches of representations and warranties which are de minimis in the aggregate, (ii) representations and warranties of Waste Connections regarding its corporate organization, rights with respect to Waste Connections' securities, corporate authority, stockholder approval and absence of undisclosed brokers' fees or finders' fees must be true and correct in all material respects as of the date of the Merger Agreement and as of the date of the completion of the Merger (except that representations and warranties that by their terms speak specifically as of the date of the Merger Agreement or another date must be true and correct in all material respects as of such date) and (iii) the other representations and warranties of Waste Connections must be true and correct as of the date of the Merger Agreement and the date of the completion of the Merger (except that representations and warranties that by their terms speak specifically as of the date of the Merger Agreement or another date must be true and correct as of such date), except where any failures to be true and correct (without giving effect to any qualification as to materiality or material adverse effect contained therein) would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Waste Connections; and Progressive must have received a certificate signed on behalf of Waste Connections by a duly authorized executive officer of Waste Connections to such effect.

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  Performance of Obligations of Waste Connections.  Waste Connections must have performed or complied in all material respects with the covenants and agreements required to be performed or complied with by it under the Merger Agreement at or prior to the effective time of the Merger; and Progressive must have received a certificate signed on behalf of Waste Connections by a duly authorized executive officer of Waste Connections to such effect.

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  No Material Adverse Effect.  Since the date of the Merger Agreement, Waste Connections must not have undergone a material adverse effect (as defined above) and Progressive must have received a certificate signed on behalf of Waste Connections by a duly authorized executive officer of Waste Connections to such effect.

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  Weil Tax Opinion:  Receipt by Progressive of a tax opinion from Weil, Gotshal & Manges, LLP that Section 7874 of the Code should not apply in such a manner so as to cause Progressive to be treated as a domestic corporation pursuant to U.S. federal income tax purposes pursuant to Section 7874(b) of the Code from and after the Closing Date as a result of the transactions contemplated by the Merger Agreement.

        Under the Merger Agreement, the obligations of Waste Connections to effect the Merger are also subject to the satisfaction or waiver of the following additional conditions:

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  Representations and Warranties.  (i) The representations and warranties of Progressive and Merger Sub regarding their respective capitalization must be true and correct in all respects as of the date of the Merger Agreement and as of the date of the completion of the Merger (except that representations and warranties that by their terms speak specifically as of the date of the Merger Agreement or another date must be true and correct in all respects as of such date) except for breaches of representations and warranties which are de minimis in the aggregate, (ii) representations and warranties of Progressive and Merger Sub regarding their corporate organization, rights with respect to Progressive's securities, corporate authority, stockholder approval and absence of undisclosed brokers' fees or finders' fees must be true and correct in all material respects as of the date of the Merger Agreement and as of the date of the completion of the Merger (except that representations and warranties that by their terms speak specifically as of the date of the Merger Agreement or another date must be true and correct in all material respects as of such date), and (iii) the other representations and warranties of Progressive and Merger Sub must be true and correct as of the date of the Merger Agreement and the date of the completion of the Merger (except that representations and warranties that by their terms speak specifically as of the date of the Merger Agreement or another date must be true and correct as of such date), except where any failures to be true and correct (without giving effect to any qualification as to materiality or material adverse effect contained therein) would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Progressive; and Waste Connections must have received a certificate signed on behalf of Progressive by a duly authorized executive officer of Progressive to such effect.

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  Performance of Obligations of Progressive and Merger Sub.  Progressive and Merger Sub must have performed or complied in all material respects with the covenants and agreements required to be performed or complied with by it under the Merger Agreement at or prior to the effective time of the Merger; and Waste Connections must have received a certificate signed on behalf of Progressive by a duly authorized executive officer of Progressive to such effect.

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  No Material Adverse Effect.  Since the date of the Merger Agreement, Progressive must not have undergone a material adverse effect (as defined above) and Waste Connections must have received a certificate signed on behalf of Progressive by a duly authorized executive officer of Progressive to such effect.

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  Locke Lord Tax Opinion:  Receipt by Waste Connections of a tax opinion from Locke Lord LLP that Section 7874 of the Code should not apply in such a manner so as to cause Progressive to be treated as a domestic corporation pursuant to U.S. federal income tax purposes pursuant to Section 7874(b) of the Code from and after the Closing Date as a result of the transactions contemplated by the Merger Agreement.

        Prior to the effective time of the Merger, the parties may, to the extent permitted by applicable laws and under the terms of the Merger Agreement, (i) extend the time for the performance of any of the obligations or other acts of the other party, (ii) waive any inaccuracies in the representations and warranties contained in the Merger Agreement made to Progressive or Waste Connections by the other party, and (iii) waive compliance with any of the agreements or conditions for the benefit of the other party under the Merger Agreement. For additional information see below under "The Merger Agreement — Amendment and Waiver."

Termination of the Merger Agreement; Termination Fees

        The Merger Agreement may be terminated and the Merger and the other transactions abandoned (whether before or after the Waste Connections Stockholder Approval by the Waste Connections stockholders or the Progressive Shareholder Transaction Approval by Progressive shareholders, as applicable) as follows:

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  by mutual written consent of Progressive and Waste Connections;

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  by either Progressive or Waste Connections, prior to the effective time of the Merger, if there has been a breach by Waste Connections, on the one hand, or Progressive or Merger Sub, on the other hand, of any representation, warranty, covenant or agreement set forth in the Merger Agreement, which breach would result in the conditions to the consummation of the Merger not being satisfied (and such breach is not curable prior to October 18, 2016, or if curable prior to the Outside Date, has not been cured within the earlier of (i) 30 calendar days after the receipt of notice thereof by the defaulting party from the non-defaulting party or (ii) three business days before the Outside Date). However, the Merger Agreement may not be terminated in accordance with the foregoing sentence by any party if such party is then in material breach of any representation, warranty, covenant or agreement set forth in the Merger Agreement;

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  by either Progressive or Waste Connections, if the effective time of the Merger has not occurred by midnight (Eastern Time) on the Outside Date, provided that if on such day all of the conditions to consummate the Merger have been satisfied or waived (other than with respect to a material adverse effect), then the Outside Date is extended to 5:00 p.m. (Eastern Time) on January 18, 2017; provided that this right to terminate the Merger Agreement may not be exercised by a party whose breach of any representation, warranty, covenant or agreement in the Merger Agreement is the cause of, or resulted in, the effective time of the Merger not occurring prior to the Outside Date.

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  by Progressive, if, prior to the Waste Connections Stockholder Approval, the Waste Connections board of directors effects a change of recommendation or Waste Connections breaches the non-solicitation covenant in any material respect;

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  by Waste Connections, if, prior to the Progressive Shareholder Transaction Approval, the Progressive board of directors effects a change of recommendation or Progressive breaches the non-solicitation covenant in any material respect.

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  by either Progressive or Waste Connections if a governmental entity of competent jurisdiction, that is within a jurisdiction that is material to the business and operations of Progressive or Waste Connections, taken together, has issued a final, non-appealable order, injunction, decree or ruling in each case permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger; provided that the party seeking termination pursuant to the above provision must use its reasonable best efforts to prevent the entry and to remove such order, injunction, decree or ruling;

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  by either Progressive or Waste Connections, if the Waste Connections Stockholder Approval has not been obtained at the Waste Connections Special Meeting or at any adjournment or postponement thereof, in each case at which a vote on such approval was taken;

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  by either Progressive or Waste Connections, if the Progressive Shareholder Transaction Approval has not been obtained at the Progressive Special Meeting or at any adjournment or postponement thereof, in each case at which a vote on such approval was taken;

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  by Waste Connections, if, any time prior to the Waste Connections Stockholder Approval, the Waste Connections board of directors effects a change of recommendation in order to accept a superior proposal, Waste Connections enters into a definitive agreement with respect to such superior proposal and pays the Waste Connections Termination Fee to Progressive as a condition to such termination; or

  •
  by Progressive, if, at any time prior to the Progressive Shareholder Transaction Approval, the Progressive board of directors effects a change of recommendation in order to accept a superior proposal, Progressive enters into a definitive agreement with respect to such superior proposal and pays the Progressive Termination Fee to Waste Connections as a condition to such termination.

Termination Fees

Termination Fee / Expense Reimbursement Payable by Progressive

        The Merger Agreement requires Progressive to pay Waste Connections the Progressive Termination Fee if:

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  (a) Progressive or Waste Connections terminates the Merger Agreement due to the failure of the Merger to occur by the Outside Date or the failure to obtain the Progressive Shareholder Transaction Approval at the Progressive Special Meeting or at any adjournment or postponement thereof, in each case at which a vote on such approval was taken or there has been a breach by Progressive, which would result in a failure to meet the closing conditions described above and such breach is not curable prior to the Outside Date, (b) after the date of the Merger Agreement, an acquisition proposal for Progressive by a third party for more than 50% of the assets, equity interests or business of Progressive has been publicly disclosed and not publicly, irrevocably withdrawn prior to the date of the Progressive Special Meeting and (c) (1) any such acquisition proposal is consummated within twelve months of such termination or (2) Progressive enters into a definitive agreement providing for any such acquisition proposal within twelve months of such termination and such acquisition proposal is consummated;

  •
  Waste Connections terminates the Merger Agreement because (a) the Progressive board of directors effects a Progressive acquisition proposal change of recommendation or (b) a breach by Progressive of the non-solicitation covenant in any material respects; or

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  Progressive terminates the Merger Agreement at any time prior to the Progressive Shareholder Transaction Approval, the Progressive board of directors effects a change of recommendation in order to accept a superior proposal, and Progressive enters into a definitive agreement with respect to such superior proposal and pays the Progressive Termination Fee to Waste Connections as a condition to such termination.

        The Merger Agreement requires Progressive to pay Waste Connections the Progressive Expense Reimbursement if either Progressive or Waste Connections terminates the Merger Agreement because the Progressive Shareholder Transaction Approval was not obtained at the Meeting or at any adjournment or postponement thereof, in each case at which a vote on such approval was taken. Progressive and Waste Connections have agreed, except in the case of fraud or a willful breach (as defined in the Merger Agreement) of the Merger Agreement, the payment of the Progressive Expense Reimbursement or the Progressive Termination Fee will be the sole and exclusive remedy of Waste Connections and its subsidiaries, officers, directors, affiliates, agents, and representatives.

Termination Fee / Expense Reimbursement Payable by Waste Connections

        The Merger Agreement requires Waste Connections to pay Progressive the Waste Connections Termination Fee if:

  •
  Progressive or Waste Connections terminates the Merger Agreement due to the failure of the Merger to occur by the Outside Date or the failure to obtain the Waste Connections Stockholder Approval at the Waste Connections Special Meeting or at any adjournment or postponement thereof, in each case at which a vote on such approval was taken or there has been a breach by Waste Connections, which would result in a failure to meet the closing conditions described above and such breach is not curable prior to the Outside Date, (b) after the date of the Merger Agreement, an acquisition proposal for Waste Connections by a third party for more than 50% of the assets, equity interests or business of Waste Connections has been publicly disclosed and not publicly, irrevocably withdrawn prior to the date of the Waste Connections Special Meeting and (c) (1) any such acquisition proposal is consummated within twelve months of such termination or (2) Waste Connections enters into a definitive agreement providing for any such acquisition proposal within twelve months of such termination and such acquisition proposal is consummated;

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  Progressive terminates the Merger Agreement because (a) the Waste Connections board of directors effects a Waste Connections acquisition proposal change of recommendation or (b) of a material breach by Waste Connections of the non-solicitation covenant; or

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  Waste Connections terminates the Merger Agreement at any time prior to the Waste Connections Stockholder Approval, the Waste Connections board of directors effects a change of recommendation in order to accept a superior proposal, Waste Connections enters into a definitive agreement with respect to such superior proposal and pays the Waste Connections Termination Fee to Progressive as a condition to such termination.

        The Merger Agreement requires Waste Connections to pay Progressive the Waste Connections Expense Reimbursement if either Progressive or Waste Connections terminates the Merger Agreement because the Waste Connections Stockholder Approval was not obtained at the Waste Connections Special Meeting or at any adjournment or postponement thereof, in each case at which a vote on such approval was taken. Progressive and Waste Connections have agreed, except in the case of fraud or a willful breach (as defined in the Merger Agreement) of the Merger Agreement, the payment of the Waste Connections Expense Reimbursement or the Waste Connections Termination Fee will be the sole and exclusive remedy of Progressive and its subsidiaries, officers, directors, affiliates, agents, and representatives

Limitation on Remedies

        In the event of the valid termination of the Merger Agreement pursuant to the provisions described under "The Merger Agreement — Termination of the Merger Agreement; Termination Fees — Termination" above, written notice must be given to the other party or parties specifying the provision pursuant to which such termination is made. The Merger Agreement will become null and void as a result of such termination and there will be no liability on the part of Progressive, Merger Sub or Waste Connections, except that the confidentiality agreement and certain sections of the Merger Agreement will survive such termination, including the obligations to pay the termination fees described under "The Merger Agreement — Termination of the Merger Agreement; Termination Fees — Termination Fees — Termination Fee/Expense Reimbursement Payable by Waste Connections" and "The Merger Agreement — Termination Fees/Expense Reimbursement Payable by Progressive" above. However, no such termination (or payment of termination fee) will relieve any party from liability for fraud or a willful breach (as defined in the Merger Agreement) of its representations, warranties, covenants or agreements in the Merger Agreement prior to such termination.

 Fees and Expenses

        Except as otherwise expressly provided in the Merger Agreement, all out-of-pocket expenses (including fees and expenses of counsel, accountants, investment bankers, experts and consultants) incurred by or on behalf of a party to the Merger Agreement in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring the expense, except that Progressive and Waste Connections will share equally all expenses incurred in connection with (a) printing, filing and mailing the joint proxy/prospectus and Form F-4 and the registration statement to be filed and mailed in connection with the Merger, and all SEC and other regulatory filing fees incurred in connection therewith, (b) the exchange agent, and (c) any documentary sales, use, real property transfer, real property gains, registration, valued-added, transfer, stamp, recording and other similar taxes.

Indemnification; Directors' and Officers' Insurance

        The parties to the Merger Agreement have agreed that, for a period of not less than six years from and after the effective time of the Merger, Progressive (i) will, and will cause the surviving corporation to, indemnify and hold harmless past and present directors and officers of Waste Connections and its subsidiaries and (ii) Progressive will indemnify and hold harmless all former directors and officers of Progressive and its subsidiaries after the effective time of the Merger, for acts or omissions occurring at or prior to the completion of the Merger, to the same extent as these individuals had rights to indemnification and advancement of expenses as of the date of the Merger Agreement and to the fullest extent permitted by law.

        For an aggregate period of not less than six years following the effective time of the Merger, Progressive will cause the surviving corporation to maintain an insurance and indemnification policy for the benefit of Waste Connections' current directors and officers that provides coverage for events occurring prior to the effective time of the Merger that is no less favourable than Waste Connections' existing policy or, if insurance coverage that is no less favourable is unavailable, the best available coverage, subject to the limitation that the surviving corporation will not be required to spend in any one year more than 300% of the last annual premium paid by Waste Connections for the existing policy prior to the date of the Merger Agreement. Waste Connections may, at its option prior to the effective time of the Merger, purchase a "tail" prepaid policy in substitution of the policy described in the prior sentence, provided that the amount paid for such policy does not exceed 300% of the last annual premium paid prior to the date of the Merger Agreement.

        Additionally, for an aggregate period of not less than six years following the effective time of the Merger, Progressive will maintain an insurance and indemnification policy for the benefit of Progressive's directors and officers as of immediately prior to the effective time of the Merger that provides coverage for events occurring prior to the effective time of the Merger that is no less favourable than Progressive's existing policy or, if insurance coverage that is no less favourable is unavailable, the best available coverage, subject to the limitation that Progressive will not be required to spend in any one year more than 300% of the last annual premium paid by Progressive for the existing policy prior to the date of the Merger Agreement. Progressive may, at its option prior to the effective time of the Merger, purchase a "tail" prepaid policy in substitution of the policy described in the prior sentence, provided that the amount paid for such policy does not exceed 300% of the last annual premium paid prior to the date of the Merger Agreement.

Amendment and Waiver

        The parties may amend the Merger Agreement at any time either before or after the Waste Connections Stockholder Approval or the Progressive Shareholder Transaction Approval by their written agreement. However, after such approval, no amendment may be made which requires further approval by Waste Connections stockholders or Progressive shareholders under applicable law unless such further approval is obtained.

        Prior to the effective time of the Merger, the parties may, to the extent permitted by applicable laws and under the terms of the Merger Agreement, (i) extend the time for the performance of any of the obligations or other acts of the other party, (ii) waive any inaccuracies in the representations and warranties contained in the Merger Agreement made to Progressive or Waste Connections by the other party, and (iii) waive compliance with any of the agreements or conditions for the benefit of any party under the Merger Agreement. Any agreement by a party to such extension or waiver must be in a writing signed by the applicable party. Any delay in exercising any right under the Merger Agreement does not constitute a waiver of such right.

Governing Law

        The Merger Agreement is governed by Delaware law, without regard to the laws of any jurisdiction that might be applied because of the conflicts of laws principles of the State of Delaware.

Assignment

        The Merger Agreement cannot be assigned by any party to the Merger Agreement without the prior written consent of the other parties.

Specific Performance

        The parties to the Merger Agreement have agreed that irreparable injury would occur if any provisions of the Merger Agreement are not performed in accordance with their specific terms or are otherwise breached. The parties agreed that, prior to the valid termination of the Merger Agreement pursuant to the provisions described under "The Merger Agreement — Termination of the Merger Agreement; Termination Fees — Termination" above, each party is entitled to an injunction or injunctions to prevent or remedy any breaches or threatened breaches of the Merger Agreement by any other party, to a decree or order of specific performance to specifically enforce the terms and provisions of the Merger Agreement and to any further equitable relief. The parties agreed to waive any objections to any of the foregoing remedies (including any objection on the basis that there is an adequate remedy at law or that an award of such remedy is not an appropriate remedy for any reason at law or equity). In the event Progressive or Waste Connections seeks any of the foregoing remedies, such party is not required to obtain, furnish, post or provide any bond or other security in connection with or as a condition to obtaining any such remedy.

EQUITY INCENTIVE PLAN MATTERS

        Progressive is proposing that its shareholders approve at the Meeting the Incentive Plan Resolution. If the Incentive Plan Resolution is approved, the New Incentive Plan will become effective following the completion of the Merger. A discussion of the material terms of the New Incentive Plan can be found below under "Equity Incentive Plan Matters — New Incentive Plan".

        Additionally, Progressive is proposing that its shareholders approve at the Meeting the Transaction Resolution. If the Transaction Resolution is approved, among other things, Progressive will be authorized to, pursuant to the Merger Agreement, assume each Waste Connections restricted stock unit award and each Waste Connections warrant that is outstanding immediately prior to the completion of the Merger. As of the close of business on April 12, 2016, 1,137,871 Waste Connections restricted stock unit awards (excluding 110,594 Waste Connections PSUs, which will either terminate or vest upon the completion of the Merger) and 149,765 Waste Connections warrants were outstanding. For additional details regarding Waste Connections stock-based awards to be assumed by Progressive in connection with the Merger, see "Equity Incentive Plan Matters — Assumed Waste Connections Equity Plans" and "Options and Other Rights to Purchase Securities" and "Interest of Management and Others in Material Transactions" in Schedule F to this Circular.

        Once assumed, each Waste Connections restricted stock unit award or Waste Connections warrant will entitle its holder to receive Progressive common shares in lieu of shares of Waste Connections common stock (adjusted in accordance with the Exchange Ratio). If the Consolidation is effected, the number of Progressive common shares issuable in respect of each Waste Connections restricted stock unit award or Waste Connections warrant will be further adjusted in accordance with the Consolidation Ratio. Progressive will adopt, at the Effective Time of the Merger, the Waste Connections 2014 Incentive Award Plan (the "WCN 2014 Plan"), the Waste Connections Third Amended and Restated 2004 Equity Incentive Plan (the "WCN 2004 Plan"), and the Waste Connections Consultant Incentive Plan (the "WCN Consultant Plan" and, together with the WCN 2014 Plan and the WCN 2004 Plan, the "Assumed WCN Plans") for the purposes of administrating the assumed Waste Connections restricted stock unit awards and Waste Connections warrants. Upon adoption of the Assumed WCN Plans by Progressive, Progressive will not issue any additional awards thereunder. Once all assumed Waste Connections restricted stock unit awards and Waste Connections warrants vest, expire or are exercised in accordance with their terms, each Assumed WCN Plan shall automatically terminate. A discussion of each of the WCN 2014 Plan, the WCN 2004 Plan, and the WCN Consultant Plan can be found below under "Equity Incentive Plan Matters — Assumed Waste Connections Equity Plans".

New Incentive Plan

        The material terms of the New Incentive Plan are summarized below. Such summary is qualified in its entirety by reference to the New Incentive Plan, a copy of which is attached as Schedule J to this Circular.

        Although approval for the adoption of the New Incentive Plan is being sought at the Meeting, the New Incentive Plan will only be adopted by, and become effective at a date to be determined by, the Progressive board of directors, which, in any event, will be no earlier than immediately following the completion of the Merger.

Administration

        The Post-Merger Compensation Committee will conduct the general administration of the New Incentive Plan in accordance with its provisions and, to the extent required by applicable law, each of the individuals constituting the Post-Merger Compensation Committee will be independent directors of the combined company. To the extent permitted by applicable law, the combined company board of directors or the Post-Merger Compensation Committee may from time to time delegate to a committee of one or more members of the combined company board of directors or one or more officers of the combined company the authority to grant or award Awards (as defined below) or to take other administrative actions, subject to certain limitations. Nevertheless, the combined company board of directors will conduct the general administration of the New Incentive Plan with respect to awards granted to non-employee directors. The term "Administrator" refers to the person or persons to whom the duties of the administrator under the New Incentive Plan have been delegated unless the Compensation Committee or the combined company board of directors has revoked such delegation or the combined company board of directors has terminated the assumption of such duties.

        Subject to the terms of the New Incentive Plan, the Administrator has the exclusive power, authority and sole discretion to: (a) designate employees, consultants or non-employee directors ("Eligible Individuals") to receive Awards; (b) determine the type or types of Awards to be granted to each Eligible Individual; (c) determine the number of Awards to be granted and the number of common shares to which an Award will relate; (d) determine the terms and conditions of any Award granted pursuant to the New Incentive Plan (including, but not limited to, the exercise price, grant price, purchase price, any performance criteria, any restrictions or limitations on the Award, any schedule for vesting, lapse or forfeiture restrictions or restrictions on the exercisability of an Award, and accelerations or waivers thereof, and any provisions related to non-competition and recapture of gain on an Award, based in each case on such considerations as the Administrator in its sole discretion determines); (e) determine whether, to what extent, and pursuant to what circumstances an Award may be settled in, or the exercise price of an Award may be paid in cash, common shares, other Awards or other property, or an Award may be cancelled, forfeited, or surrendered; (f) prescribe the form of each instrument evidencing an Award granted to a person who has been granted an Award (a "Participant") in accordance with the New Incentive Plan (each, an "Award Agreement"), which need not be identical for each Participant; (g) decide all other matters that must be determined in connection with an Award; (h) establish, adopt, or revise any rules and regulations as it may deem necessary or advisable to administer the New Incentive Plan; (i) interpret the terms of, and any matter arising pursuant to, the New Incentive Plan, any program adopted governing a specified type of Award granted pursuant to the New Incentive Plan (each, a "Program") or any Award Agreement; (j) make all other decisions and determinations that may be required pursuant to the New Incentive Plan or as the Administrator deems necessary or advisable to administer the New Incentive Plan; and (k) accelerate wholly or partially the vesting or lapse of restrictions of any Award or portion thereof at any time after the grant of an Award, subject to whatever terms and conditions it selects and the terms of the New Incentive Plan.

Certain Restrictions

        The aggregate number of common shares which may be issued from treasury pursuant to Awards under the New Incentive Plan is 5,000,000 common shares (10,384,215 common shares if the Consolidation is not effected), representing approximately 2.85% of the combined company's outstanding common shares on a pro forma non-diluted basis and 2.82% of the combined company's outstanding common shares on a pro forma fully-diluted basis (assuming all of the outstanding convertible securities of the combined company were converted as of the date of this Circular); provided that:

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  the following common shares will not be returned or re-added to the common shares authorized for issuance under the New Incentive Plan: (a) common shares tendered by a Participant or withheld by the combined company in payment of the exercise price of a New Incentive Plan Option (as defined below) or purchase price of a New Incentive Plan Warrant (as defined below); (b) common shares tendered by the Participant or withheld by the combined company to satisfy any tax withholding obligation with respect to an Award; and (c) common shares underlying any New Incentive Plan Options or New Incentive Plan Warrants which are settled for cash proceeds instead of through the issuance of common shares upon the exercise of such New Incentive Plan Options or New Incentive Plan Warrants;

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  where unvested New Incentive Plan Restricted Shares are repurchased by the combined company in accordance with the provisions of the New Incentive Plan at the same price paid by the Participant, the underlying common shares will again be available for issuance under the New Incentive Plan;

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  any New Incentive Plan Dividend Equivalents paid in cash in conjunction with any outstanding Awards will not be counted against the common shares available for issuance under the New Incentive Plan; and

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  subject to the approval of any stock exchange on which the common shares are listed and to the provisions of the New Incentive Plan, shares remaining available for issuance under the pre-existing security-based compensation plan of a company acquired by the combined company or a subsidiary (as appropriately adjusted pursuant to the acquisition or combination) may be used for Awards under the New Incentive Plan and will not reduce the common shares available for grant under the New Incentive Plan, provided that such awards will not be made after the date awards could have been made under the terms of the pre-existing plan and that such awards will only be made to individuals who were not providing services to the combined company or any of its subsidiaries before the acquisition or combination.

        In addition, subject the provisions related to adjustments in connection with an alteration of the common shares: (a) the maximum aggregate number of common shares with respect to one or more Awards that may be granted to any one person during any calendar year shall be 500,000 (1,038,421 if the Consolidation is not effected), representing approximately 0.28% of the combined company's outstanding common shares on a pro forma non-diluted basis and 0.28% of the combined company's outstanding common shares on a pro forma fully-diluted basis (assuming all of the outstanding convertible securities of the combined company were converted as of the date of this Circular); (b) the maximum aggregate number of common shares with respect to New Incentive Plan Options that may be granted to any one person during any calendar year shall be 500,000 (1,038,421 if the Consolidation is not effected); (c) the maximum aggregate number of common shares with respect to New Incentive Plan Warrants that may be granted to any one person during any calendar year shall be 250,000 (519,210 if the Consolidation is not effected); (d) the maximum aggregate amount of cash that may be paid in cash to any one person during any calendar year with respect to one or more Awards payable in cash shall be $7,500,000; (e) the aggregate number of common shares issuable to insiders (as such term is defined by the rules of the TSX) under the New Incentive Plan and all other security-based compensation arrangements of the combined company and its subsidiaries shall not exceed 10% of the issued and outstanding common shares; (f) during any one-year period, the aggregate number of common shares issued to insiders under the New Incentive Plan and all other security-based compensation arrangements of the combined company and its subsidiaries shall not exceed 10% of the issued and outstanding common shares; (g) subject to the provisions of the New Incentive Plan, total compensation for an individual, non-employee director (in such individual's capacity as a non-employee director) shall not exceed $350,000 (or $700,000 for any non-employee director: (A) in the first calendar year of such non-employee director's service to the combined company; or (B) for any calendar year that such non-employee director serves as the non-executive Chair of the Post-Merger board of directors), comprised of: (i) the aggregate grant date fair market value of all Awards and any other security-based awards granted (other than with respect to any compensation described in (ii) below) to such director during such calendar year, subject to a maximum fair value of Cdn.$150,000 per calendar year (excluding (A) the fair value of any Awards and any other security-based awards issued in lieu of cash fees, where the applicable Award has the same value as such cash fees, (B) a one-time initial grant of Awards to a new director upon joining the Post-Merger board of directors, and (C) any Awards expressly permitted to be settled only in cash and not in common shares); and (ii) the aggregate cash value of such director's fees related to service on the Post-Merger board of directors or committee(s) thereof that are initially denominated as a cash amount or any other property, other than common shares or securities of the combined company (whether paid currently or on a deferred basis or in cash or other property), for such calendar year; and (h) non-employee directors of the combined company shall not be eligible to receive grants of New Incentive Plan Options or New Incentive Plan Warrants under the New Incentive Plan. The restrictions referred to in (e), (f), (g) and (h) above are collectively known as "Insider and Non-Employee Director Participation Restrictions".

        There are 3,250,000, zero and zero shares of Waste Connections common stock authorized to be granted under the WCN 2014 Plan, the WCN 2004 Plan and the WCN Consultant Plan, respectively, and as at April 12, 2016, 3,104,632, 599,834 and 11,585 shares of Waste Connections common stock are remaining for future issue under the WCN 2014 Plan, the WCN 2004 Plan and the WCN Consultant Plan, respectively.

        Only directors will be eligible to receive grants of New Incentive Plan Deferred Share Units (as defined below) under the New Incentive Plan.

Grant of Awards and Vesting

        The Administrator may from time to time grant Awards to pursuant to the New Incentive Plan. The Awards which may be granted pursuant to the New Incentive Plan are comprised of any combination of:

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  options entitling the holder thereof to acquire common shares ("New Incentive Plan Options");

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  warrants entitling the holder thereof to acquire common shares ("New Incentive Plan Warrants"), the restrictions with respect to which lapse at the end of specified period, which period may or may not be based on the attainment of performance goals, the satisfaction of vesting provisions or both (the "Restriction Period");

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  common shares which are subject to forfeiture or buyback by the combined company over the Restriction Period ("New Incentive Plan Restricted Shares");

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  units representing the right of the holder thereof to receive a cash payment or its equivalent in common shares (or a combination thereof) upon the attainment of designated performance milestones (including, but not limited to, one or more performance criteria, combined company performance or individual performance) or the satisfaction of specified employment or service requirements (including service as an employee, consultant or non-employee director) with the combined company or any subsidiary or upon a specified date or dates (or over any period or periods) following the attainment of such milestones or the satisfaction of such service period or other specific criteria as determined by the Administrator ("New Incentive Plan Restricted Share Units");

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  units representing the right of the holder thereof to receive a cash payment or its equivalent in common shares (or a combination thereof) ("New Incentive Plan Deferred Share Units"); provided that a New Incentive Plan Deferred Share Unit, at the time of grant, may be expressly limited to be settled only in cash and not in common shares;

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  a cash bonus award, share bonus award, performance award or incentive award that is paid in cash to the holder thereof or common shares (or a combination thereof) which vest or become exercisable or payable upon the attainment of one or more specified performance goals or other specified criteria ("New Incentive Plan Performance Awards");

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  a right of the holder thereof to receive the equivalent value (in cash or common shares) of dividends paid on common shares ("New Incentive Plan Dividend Equivalents"); or

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  a payment in the form of common shares or an option or other right to purchase common shares, in each case as part of a bonus, deferred compensation or other arrangement ("New Incentive Plan Share Payments").

        No Eligible Individual will have the right to be granted an Award pursuant to the New Incentive Plan, provided, however, that the Administrator, in its sole discretion, may provide that Awards granted to non-employee directors will be granted pursuant to a written nondiscretionary formula established by the Administrator. The Administrator may from time to time select from among all Eligible Individuals those to whom an Award will be granted and will determine the nature and amount of each Award subject to the terms and conditions of the New Incentive Plan. Awards may be granted alone, in addition to, or in tandem with, any other Award, and Awards may be granted either at the same time as or at a different time from the grant of such other Awards.

        Each Award will be evidenced by an Award Agreement that sets forth the terms, conditions and limitations for such Award, which may include: (a) the term of the Award; (b) the provisions applicable in the event of the Participant's termination of Continuous Status as an Employee, Director or Consultant (defined below); and (c) the combined company's authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind an Award Agreement.

        Under the New Incentive Plan, "Continuous Status as an Employee, Director or Consultant" means the individual's employment as an employee or relationship as a consultant is not interrupted or terminated, or, in the case of a director who is not otherwise an employee, the term means the director remains a director of the combined company, and provided further that an individual's employment as an employee shall be deemed to have terminated on the date the employee ceases to actively provide services to the combined company or a subsidiary, regardless of any subsequent notice period under applicable statute or common law or pay in lieu of such notice. The combined company board of directors, in its sole discretion, may determine whether Continuous Status as an Employee, Director or Consultant will be considered interrupted in the case of (i) any leave of absence approved by the combined company board of directors, including sick leave, parental leave, military leave or any other personal leave, or (ii) transfers between locations of the combined company or between the combined company and a subsidiary or their successors.

        The Administrator will not be entitled to accelerate wholly or partially the vesting or lapse of restrictions of any Award or portion thereof at any time after the grant of an Award (other than in the case of New Incentive Plan Restricted Shares).

Terms of Awards

        A summary of the terms and conditions attaching to the Awards which may be granted under the New Incentive Plan is provided below.

New Incentive Plan Options and New Incentive Plan Warrants

        Each Award Agreement granting New Incentive Plan Options, New Incentive Plan Warrants, or both, to a Participant will include the provisions hereinafter noted. Each New Incentive Plan Option and New Incentive Plan Warrant shall expire at the end of the term specified in the Award Agreement, which term shall not be subject to extension at the discretion of the Administrator, and the exercise price per common share in respect of an New Incentive Plan Option, and the purchase price per common share in respect of a New Incentive Plan Warrant, shall in no event be less than the fair market value (determined by reference to the NYSE closing price, subject to conversion into other currencies if applicable) per common share on the date of grant of such New Incentive Plan Option, New Incentive Plan Warrant or both (subject to certain exceptions in the case of Awards granted upon the assumption of, or in substitution for, outstanding equity awards previously granted by a combined company or other entity in connection with a corporate transaction).

        Each Award Agreement will specify when the New Incentive Plan Options, New Incentive Plan Warrants or both granted thereunder are exercisable and the total number of common shares subject to an New Incentive Plan Option, New Incentive Plan Warrant or both may, but need not, be allotted in periodic installments (which may, but need not, be equal). The New Incentive Plan Option or New Incentive Plan Warrant may be subject to such other terms and conditions on the time or times when it may be exercised (which may be based on performance or other criteria) as the Administrator deems appropriate.

        An Award Agreement pursuant to which New Incentive Plan Options, New Incentive Plan Warrants or both are granted may, but is not required to, include provisions whereby the combined company will have the right, subject to applicable law, to repurchase any and all common shares acquired by a Participant on exercise of New Incentive Plan Options, New Incentive Plan Warrants or both, at such price and on such terms and conditions as set forth therein. Such repurchase right, if any, may only be exercised after termination of a Participant's Continuous Status as an Employee, Director or Consultant, whenever such termination may occur and whether such termination is voluntary or involuntary, with cause or without cause, without regard to the reason therefor, if any.

New Incentive Plan Restricted Shares

        Each Award Agreement granting New Incentive Plan Restricted Shares to a Participant will include the provisions hereinafter noted. The restrictions attaching to New Incentive Plan Restricted Shares may include, without limitation, restrictions concerning voting rights and transferability and such restrictions may lapse separately or in combination at such times and pursuant to such circumstances or based on such criteria as selected by the Administrator, including, without limitation, criteria based on the Participant's duration of employment, directorship or consultancy with the combined company, performance criteria, combined company performance, individual performance or other criteria selected by the Administrator. However, after issuance, the Administrator may accelerate the vesting of New Incentive Plan Restricted Shares by removing any or all of the restrictions imposed by the terms of an applicable Program or Award Agreement.

        If, during an applicable Restriction Period, a Participant's Continuous Status as an Employee, Director or Consultant terminates for any reason, then: (a) all of such Participant's unvested New Incentive Plan Restricted Shares will be forfeited and revert to the New Incentive Plan unless: (i) otherwise provided in an Award Agreement governing such New Incentive Plan Restricted Shares or in an employment or consulting agreement with such Participant; or (ii) the Administrator, in its discretion, otherwise determines to waive such forfeiture; and (b) if such Participant paid a price for the New Incentive Plan Restricted Shares, the combined company will have the right to repurchase from the Participant the unvested New Incentive Plan Restricted Shares at a cash price per common share of the combined company equal to the price paid by the Participant for such New Incentive Plan Restricted Shares or such other amount as may be specified in the applicable Program or Award Agreement. Notwithstanding the foregoing, the Administrator, in its sole discretion, may provide that upon certain events, the Participant's rights in unvested New Incentive Plan Restricted Shares will not lapse, such New Incentive Plan Restricted Shares will vest and, if applicable, the combined company will not have a right of repurchase. Such events may include a change in control (as defined in the New Incentive Plan), the Participant's death, retirement or disability or any other specified termination of Continuous Status as an Employee, Director or Consultant or any other event.

        In addition to the foregoing: (a) New Incentive Plan Restricted Shares may not be sold or encumbered until all restrictions are terminated or expire; (b) a Participant granted New Incentive Plan Restricted Shares will be required to provide consideration for each issuance of New Incentive Plan Restricted Shares; and (c) the Administrator may accept the surrender of outstanding unvested New Incentive Plan Restricted Shares and grant new New Incentive Plan Restricted Share in substitution therefor.

New Incentive Plan Restricted Share Units

        Each Award Agreement granting New Incentive Plan Restricted Share Units to a Participant will include the provisions hereinafter noted. The New Incentive Plan Restricted Share Units will entitle the Participant to receive the underlying common shares of the combined company upon the satisfaction of the applicable vesting conditions (that is, the attainment of performance goals or the satisfaction of service requirements, as the case may be). Subject to the provisions of the New Incentive Plan, the issuance by the combined company of common shares pursuant to the New Incentive Plan Restricted Share Unit may be deferred to a date following the termination of the Participant's employment or service with the combined company and its subsidiaries. An outstanding New Incentive Plan Restricted Share Unit award will automatically terminate, and no common shares will actually be issued in satisfaction of that Award, if the performance goals or service requirements established for such Award are not attained or satisfied. The Administrator, however, shall have the discretionary authority to issue vested common shares under one or more outstanding New Incentive Plan Restricted Share Unit awards as to which the designated performance goals or service requirements that have been attained or satisfied. No cash payment will be required by a Participant to whom a New Incentive Plan Restricted Share Unit is granted, either at the time such Award is made or at the time any common shares of the combined company become issuable thereunder.

        If the Participant's Continuous Status as an Employee, Director or Consultant terminates for any reason, then all of such Participant's unvested New Incentive Plan Restricted Share Units shall be forfeited unless: (a) otherwise provided in the applicable Award Agreement or in an employment or consulting agreement with the Participant; or (b) the Administrator, in its sole discretion, otherwise determines to waive such forfeiture.

New Incentive Plan Deferred Share Units

        New Incentive Plan Deferred Share Units may only be awarded to Participants that are directors of the combined company, and each Award Agreement granting New Incentive Plan Deferred Share Units to a director will include the provisions hereinafter noted. New Incentive Plan Deferred Share Units will be awarded on the third business day following the earliest of: (a) the director's death; or (ii) the latest time that the director ceases to be an employee, officer or director of the combined company and any affiliate thereof.

        No cash payment shall be required by a director to whom a New Incentive Plan Deferred Share Unit is awarded, either at the time such Award is granted or at the time any common shares become issuable thereunder. Payments in respect of a New Incentive Plan Deferred Share Unit shall be made no later than December 31st of the year commencing immediately after the occurrence of the earliest of: (a) the director's death; or (b) the latest time that the director ceases to be an employee, officer or director of the combined company or any affiliate thereof. Subject to the terms and conditions of the New Incentive Plan, a director may irrevocably elect to have all or a portion of his or her ordinary cash compensation to be paid by his or her employer to such director for services to be performed in the calendar year following the date of the election satisfied by way of New Incentive Plan Deferred Share Units (with the remainder to be received in cash); provided that, among other things: (a) such director may initiate or change the percentage of his or her compensation to be satisfied in the form of New Incentive Plan Deferred Share Units for any subsequent calendar year; and (b) any such election will continue to apply for any subsequent calendar year unless the director amends his or her election in accordance with the provisions of the New Incentive Plan.

New Incentive Plan Performance Shares, New Incentive Plan Dividend Equivalents and New Incentive Plan Share Payments

        New Incentive Plan Performance Shares, New Incentive Plan Share Payments, New Incentive Plan Dividend Equivalents or any of them, if applicable, are distributable only while the Participant is an employee, director or consultant of the combined company or a subsidiary of the combined company, as applicable; provided, however, that the Administrator may provide that such Awards may be distributed subsequent to a termination of Continuous Status an Employee, Director or Consultant in certain events, including a change in control, the Participant's death, retirement or disability or any other specified termination of Continuous Status as an Employee, Director or Consultant.

        The Administrator is authorized to grant New Incentive Plan Performance Awards to any Eligible Individual, and such Awards may be paid in cash or common shares (or a combination thereof).

        The number or value of common shares of the combined company of any New Incentive Plan Share Payment may be based upon one or more performance criteria or any other specific criteria (including service to the combined company or any subsidiary). New Incentive Plan Share Payments may, but are not required to, be made in lieu of base salary, bonus, fees or other cash compensation otherwise payable to such Eligible Individual.

Transfers and Assignments

        No Award may be sold, pledged, assigned or transferred in any manner, other than for normal estate settlement purposes or other order of a court of competent jurisdiction, unless and until such Award has been exercised, or the common shares underlying such Award have been issued, and all restrictions applicable to such common shares have lapsed.

Forfeiture and Claw-Back Provisions

        The Administrator has the right to provide that any proceeds, gains or other economic benefit actually or constructively received by the Participant upon any receipt or exercise of the Award, or upon the receipt or resale of any common shares underlying the Award, will: (a) be paid to the combined company; and (b) together with all Awards, be subject to the provisions of any claw-back policy implemented by the combined company.

        The Administrator has the right to provide that any Award (and any proceeds, gains or other economic benefit actually or constructively received by the Participant upon any receipt or exercise of the Award, or upon the receipt or resale of any common shares underlying the Award) will terminate and any unexercised portion of the Award (whether or not vested) will be forfeited if: (a) a termination of Continuous Status as an Employee, Director or Consultant occurs prior to a specified date, or within a specified time period following receipt or exercise of the Award; (b) the Participant at any time, or during a specified period, engages in any activity in competition with the combined company, as further defined by the Administrator; or (c) the Participant incurs a termination of Continuous Status as an Employee, Director or Consultant for "cause" (as such term is defined in the sole discretion of the Administrator, or as set forth in a written agreement relating to such Award between the combined company and the Participant).

Prohibition on Repricing

        The New Incentive Plan requires that shareholder approval be obtained for any repricing, exchange or buyout of Awards.

Adjustments in connection with an alteration of the common shares

        In the event of any share dividend, share split, share consolation, combination or exchange of shares, merger, consolidation or other distribution (other than normal cash dividends) of the combined company's assets to shareholders (or any other change affecting the common shares of the combined company or the price thereof other than a nonreciprocal transaction between the combined company and its shareholders, such as a share dividend, share split, share consolidation, spin-off, rights offering or recapitalization through a large, nonrecurring cash dividend, that affects the number or kind of common shares (or other securities) of the combined company or the share price per common share (or other security) of the combined company and causes a change in the per-share value of the common shares underlying outstanding Awards), the Administrator may make equitable adjustments, if any, to reflect such change with respect to: (a) the aggregate number and kind of shares that may be issued under the New Incentive Plan; (b) the number and kind of shares (or other securities or property) subject to outstanding Awards; (c) the number and kind of shares (or other securities or property) that may be issued by a single officer under the New Incentive Plan; (d) the terms and conditions of any outstanding Awards (including, without limitation, any applicable performance target or criteria with respect thereto); and (e) the grant or exercise price per share for any outstanding Awards under the New Incentive Plan.

Adjustments for Dividends

        Dividend-related adjustments may apply in the case of grants of New Incentive Plan Restricted Shares, New Incentive Plan Restricted Share Units and New Incentive Plan Deferred Share Units.

        New Incentive Plan Dividend Equivalents may be granted (subject to such conversion formulae, restrictions as limitations as may be determined by the Administrator) based on dividends declared on the common shares, to be credited as of dividend payment dates with respect to dividends with record dates that occur during the period between the date an Award is granted to a Participant and the date such Award vests, is exercised, is distributed or expired; provided, however, that no New Incentive Plan Dividend Equivalents will be payable with respect to New Incentive Plan Options or New Incentive Plan Warrants.

        New Incentive Plan Dividend Equivalents with respect to an Award with performance-based vesting (such as New Incentive Plan Restricted Shares, New Incentive Plan Restricted Share Units or New Incentive Plan Deferred Share Units) that are based on dividends paid prior to the vesting of such Award will only be paid out to the Participant to the extent that the performance-based vesting conditions are subsequently satisfied and the Award vests.

Amendment, Termination or Suspension of the New Incentive Plan

        Subject to the shareholder approval noted in the following paragraph, the New Incentive Plan or any Award may be wholly or partially amended or otherwise modified, suspended or terminated at any time or from time to time by the combined company board of directors or the Post-Merger Compensation Committee, including, without limitation, for any of the following types of amendments or modifications: (a) amendments for the purpose of curing any ambiguity, error or omission in the New Incentive Plan or Award or to correct or supplement any provision of the New Incentive Plan or Award that is inconsistent with any other provision of the New Incentive Plan or Award; (b) amendments necessary to comply with applicable law or the requirements of any stock exchange on which the common shares are listed; (c) amendments to the New Incentive Plan respecting administration of the New Incentive Plan; (d) amendments of a "housekeeping" nature; (e) changes to the terms and conditions on which Awards may be or have been granted pursuant to the New Incentive Plan; (f) amendments to the treatment of Awards on ceasing Continuous Status as an Employee, Director or Consultant; (g) a change to the termination provisions of Awards which does not entail an extension beyond the original expiry date; (h) any amendment to give effect to the provisions of the New Incentive Plan governing adjustments in connection with an alteration of the common shares; (i) any amendment to ensure that Awards granted under the New Incentive Plan will comply with any provisions of applicable tax laws respecting employee security based compensation arrangements; and (j) any amendment to an Award that is not exercisable into, settled with, or involve the issuance of, common shares.

        However, without the prior written approval of the shareholders, no action of the Administrator, or amendment or modification of the New Incentive Plan, may: (a) increase the limits imposed on the maximum number of common shares which may be issued under the New Incentive Plan; (b) reduce the price per share of any outstanding New Incentive Plan Option or New Incentive Plan Warrant granted under the New Incentive Plan, reduce any purchase price for any other Award as set at the time of grant, or take any action prohibited under the provisions of the New Incentive Plan governing repricing prohibitions; (c) extend the term of any Award; (d) make any amendment to remove or exceed the Insider and Non-Employee Director Participation Limits; (e) cancel any New Incentive Plan Option or New Incentive Plan Warrant in exchange for cash or another Award when the New Incentive Plan Option or New Incentive Plan Warrant price per share exceeds the fair market value of the underlying common share; (f) make any amendment which would permit Awards granted under the New Incentive Plan to be transferable or assignable other than for normal estate settlement purposes or as otherwise permitted pursuant to the terms of the New Incentive Plan; or (g) amend the provisions of the New Incentive Plan governing the amendment, termination or suspension thereof.

Assumed Waste Connections Equity Plans

        The following description of each of the Assumed WCN Plans is qualified in its entirety by reference to the full text of the applicable plan. Copies of the Assumed WCN Plans have been filed by Waste Connections with the SEC and may be viewed under Waste Connections' profile on EDGAR at www.sec.gov. Upon the assumption of the Assumed WCN Plans by Progressive, rights and obligations of Waste Connections and its board of directors under such plans would constitute rights and obligations of Progressive and its board of directors, respectively.

        The Assumed WCN Plans will only be assumed by, and become effective at a date to be determined by, the Progressive board of directors, which, in any event, will be no earlier than immediately following the Merger.

        Awards under the WCN 2014 Plan and the WCN 2004 Plan can only be granted to individuals who are employees or consultants of Waste Connections or of a subsidiary of Waste Connections, and to non-employee directors of Waste Connections. Awards under the WCN Consultant Plan may only be granted to certain consultants engaged by Waste Connections or a subsidiary of Waste Connections.

        There are 3,250,000, zero and zero shares of Waste Connections common stock authorized to be granted under the WCN 2014 Plan, the WCN 2004 Plan and the WCN Consultant Plan, respectively, and as at April 12, 2016, 3,104,632, 599,834 and 11,585 shares of Waste Connections common stock are remaining for future issue in respect of the WCN 2014 Plan, the WCN 2004 Plan and the WCN Consultant Plan, respectively.

        While warrants granted under the WCN Consultant Plan remain outstanding, the term of the plan expired in 2012, and as a result, no further awards may be granted under the plan. Upon approval of the WCN 2014 Plan, the Waste Connections board of directors reduced the shares of Waste Connections common stock available for future grants under the WCN 2004 Plan to zero. Similarly, if the WCN 2014 Plan is assumed by Progressive, the Progressive board of directors will reduce the number of shares available for future grants under the WCN 2014 Plan to zero.

        Pursuant to the WCN 2014 Plan and the WCN 2004 Plan, Waste Connections restricted stock unit awards may be awarded to any eligible individual, without payment of consideration, but subject to vesting conditions based on continued employment or service or on performance criteria established by the administrator. Shares of Waste Connections common stock underlying Waste Connections restricted stock unit awards will not be issued until the applicable Waste Connections restricted stock unit awards have vested, and recipients of Waste Connections restricted stock unit awards generally will have no voting or dividend rights prior to the time when vesting conditions are satisfied.

        The WCN 2014 Plan provides for the grant or issue of stock options, warrants, restricted stock awards, restricted stock unit awards, performance awards, dividend equivalent awards, stock payment awards or any combination thereof. The WCN 2004 Plan provides for the grant or issue of stock options, restricted stock and restricted stock units. The WCN Consultant Plan provides for the issue of warrants. Waste Connections warrants granted pursuant to the WCN 2014 Plan or the WCN Consultant Plan provide for the right to purchase shares of Waste Connections common stock at a specified price which may not be less than fair market value on the date of grant, and the Waste Connections warrants become exercisable in one or more installments after the grant date, and, in respect only of Waste Connections warrants governed by the WCN 2014 Plan, subject to the holder's continued employment or service and/or subject to the satisfaction of both corporate and individual performance targets established by the administrator of the respective plans. Waste Connections warrants may be granted for any term, provided that under the WCN 2014 Plan the terms of a Waste Connections warrant shall not exceed ten years.

        Subject to certain limited exceptions, Waste Connections restricted stock unit awards and Waste Connections warrants may not be sold, pledged or otherwise transferred under any of the Assumed WCN Plans until, in respect of Waste Connections restricted stock unit awards, vesting conditions are removed or expire, or in respect of Waste Connections warrants, the warrants have vested and are exercised.

        The WCN 2014 Plan may be wholly or partially amended or otherwise modified, suspended or terminated at any time or from time to time by the Waste Connections board of directors or the committee responsible for its administration, subject to certain limited exceptions. Further, except in limited circumstances, no amendment, suspension or termination of the WCN 2014 Plan or any award granted thereunder shall impair any rights or obligations of a participant under the WCN 2014 Plan or such award.

        The WCN 2004 Plan and the WCN Consultant Plan may be amended, terminated or suspended at any time by the Waste Connections board of directors, provided however, that to the extent necessary and desirable to comply with any applicable law, regulation, or stock exchange rule, shareholders are required to approve any amendment in such a manner and to such a degree as required. Further, except in limited circumstances, no amendment, suspension or termination of the WCN 2004 Plan or the WCN Consultant Plan, or any award granted thereunder, shall impair any rights or obligations of a participant under such plan or such award.

        The Waste Connections warrants outstanding under the WCN 2014 Plan and the WCN Consultant Plan are immediately exercisable upon issuance. The administrator of the WCN 2014 Plan has the authority to, upon the occurrence of a change in control (as such term is defined in the WCN 2014 Plan), accelerate the vesting of Waste Connections restricted stock unit awards outstanding under the WCN 2014 Plan and the WCN 2004 Plan. The compensation committee has determined not to accelerate vesting of restricted stock unit awards outstanding under the WCN 2014 or the WCN 2004 Plan except that certain Waste Connections PSUs will either terminate or vest upon the completion of the Merger. For additional details, please see "Interest of Management and Others in Material Transactions" in Schedule F to this Circular.

        Under the WCN 2014 Plan and the WCN 2004 Plan, the rights of a holder of Waste Connections restricted stock unit awards will automatically terminate upon the cessation of the participant's employment or service with Waste Connections for any reason.

        In addition, certain shares of Waste Connections common stock underlying Waste Connections restricted stock unit awards granted prior to 2015 have been deferred pursuant to Waste Connections' non-qualified deferred compensation plan. Pursuant to the terms of the non-qualified deferred compensation plan, holders of Waste Connections restricted stock awards may elect to defer receipt of the common stock underlying their restricted stock awards. The non-qualified deferred compensation plan does not provide for the issuance of shares of Waste Connections common stock from treasury. In connection with the Merger, Progressive will assume the non-qualified deferred compensation plan for the purpose of administering the Waste Connections restricted stock unit awards that have been deferred under the non-qualified deferred compensation plan prior to the Merger. No future deferrals of equity compensation awards will be permitted under the non-qualified deferred compensation plan once it is assumed by Progressive in connection with the Merger.

THE CONSOLIDATION

        Subject to the approval of the Consolidation Resolution at the Meeting, the Corporation expects to implement the Consolidation immediately following the completion of the Merger. The Consolidation constitutes a fundamental change under the subsection 168(1)(h) of the OBCA.

        Pursuant to the Consolidation, all Progressive common shares issued and outstanding at the effective time of the Consolidation, which shall include the Progressive common shares issued pursuant to the Merger, will be consolidated on the basis of one (1) Progressive common share on a post-Consolidation basis for every 2.076843 Progressive common shares outstanding on a pre-Consolidation basis (the "Consolidation Ratio"). Assuming completion of the Merger, the Consolidation will result in there being approximately 175,431,017 common shares of the combined company outstanding on a non-diluted basis or 177,195,367 common shares of the combined company on a fully-diluted basis (assuming all of the outstanding convertible securities of the combined company were converted as of the date of this Circular).

        The Merger is not conditioned on the TSX approving of the Consolidation.

        The TSX has conditionally approved the Consolidation.

Principal Effects of the Consolidation

        The Consolidation will not have a dilutive effect on Progressive shareholders (separate and apart from the impact of the Merger) since each Progressive shareholder will hold the same percentage of Progressive common shares held outstanding immediately following the Consolidation as such holder held immediately prior to the Consolidation. The Consolidation will not affect the relative voting and other rights that accompany the Progressive common shares.

        If the Consolidation is effected, the principal effects of the Consolidation include the following:

  (a)
  the fair market value of each Progressive common share may increase and will, in part, form the basis upon which further Progressive common shares or other securities of the combined company will be issued;

  (b)
  based on the number of issued and outstanding Progressive common shares as at April 12, 2016, and together with the number of Progressive common shares to be issued or reserved for issuance in connection with the Merger, the number of issued and outstanding common shares of the combined company would be reduced from approximately 364,342,680 to approximately 175,431,017 on a non-diluted basis and from approximately 368,006,957 to approximately 177,195,367 on a fully-diluted basis (assuming all of the outstanding convertible securities of the combined company were converted as of the date of this Circular), based on the Consolidation Ratio;

  (c)
  the exercise prices and the number of Progressive common shares issuable upon the exercise or deemed exercise of any stock options or other convertible or exchangeable securities of the Corporation, including the Waste Connections restricted stock unit awards and the Waste Connections warrants to be assumed by the Corporation in connection with the Merger, will be automatically adjusted based on the Consolidation Ratio;

  (d)
  the number of Progressive common shares reserved for issuance under the Corporation's outstanding equity incentive plans and long term incentive plans, including the Progressive common shares reserved for issuance under the New Incentive Plan (if approved by Progressive shareholders), will be automatically adjusted based on the Consolidation Ratio; and

  (e)
  as the Corporation currently has an unlimited number of Progressive common shares authorized for issuance, the Consolidation will not have any effect on the number of Progressive common shares available for future issuance.

Effect on Progressive Common Share Certificates

        If the Consolidation is approved by Progressive shareholders and implemented by the Progressive board of directors, Registered Holders will be required to exchange their Progressive common share certificates representing pre-Consolidation Progressive common shares for new Progressive common share certificates representing post-Consolidation Progressive common shares. No later than promptly following the effective date of the Consolidation, a letter of transmittal will be mailed to each person who was a Registered Holder immediately prior to the Consolidation. Each such Registered Holder must forward a properly completed and signed letter of transmittal, with accompanying Progressive common share certificate(s), if applicable, in order to receive the post-Consolidation Progressive common shares to which such Progressive common shareholder is entitled. It is recommended that Registered Holders complete, sign and return the letter of transmittal, with accompanying share certificate(s), if applicable, to the Transfer Agent as soon as practicable following receipt of such letter of transmittal.

        The letter of transmittal will contain instructions on how to surrender share certificate(s) representing pre-Consolidation Progressive common shares to the Transfer Agent. The Transfer Agent will forward to each Registered Holder who has sent the required documents a new share certificate representing the number of post-Consolidation Progressive common shares to which the Registered Holder is entitled based on the Consolidation Ratio. Until surrendered, each Progressive common share certificate representing pre-Consolidation Progressive common shares will be deemed for all purposes to represent the number of whole post-Consolidation Progressive common shares to which the Registered Holder is entitled as a result of the Consolidation. Progressive shareholders should not destroy any share certificate(s) and should not submit any share certificate(s) until requested to do so.

        The method of delivery of certificates representing Progressive common shares and the letter of transmittal and all other required documents will be at the option and risk of the person surrendering them. It is recommended that such documents be delivered by hand to the Transfer Agent, at the address noted in the letter of transmittal, and a receipt obtained therefor, or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained.

        No new share certificates will be issued to a Progressive shareholder until such shareholder has surrendered the corresponding "old" share certificates, together with a properly completed and executed letter of transmittal, to the Transfer Agent. Consequently, following the Consolidation, Progressive shareholders that are Registered Holders will need to surrender their old share certificates before they will be able to sell or transfer their Progressive common shares. If an old share certificate has any restrictive legends on the back thereof, the new share certificate will be issued with the same restrictive legends, if any, that are on back of old share certificate.

        If a Progressive share certificate is lost, stolen or destroyed, the holder of such certificate must deliver an affidavit of that fact prior to receiving the post-Consolidation Progressive common shares to which any such holder might otherwise be entitled, and, if required by the Corporation or the Transfer Agent, may also be required to provide an indemnity bond (in such reasonable amount as may be directed by the Corporation or the Transfer Agent) prior to receiving the share certificate representing the post-Consolidation Progressive common shares.

        If the Consolidation is effected, Intermediaries will be instructed to effect the Consolidation for Non-Registered Holders holding Progressive common shares indirectly.

Procedure for Implementing the Consolidation

        If the Consolidation Resolution is approved by Progressive shareholders and the Progressive board of directors decide to implement the Consolidation, a representative of the Corporation will promptly file with the Director under the OBCA articles of amendment pursuant to the OBCA to amend the Corporation's articles of amalgamation. The Consolidation will become effective on the date shown in the certificate of amendment issued by the Director pursuant to the OBCA.

        In order to complete the Consolidation, regulatory approval from the TSX will be required. The Consolidation has been conditionally approved by the TSX. If the Consolidation is approved at the Meeting, no further action on the part of Progressive shareholders will be required in order for the Progressive board of directors to implement the Consolidation.

Effect on Fractional Progressive Common Shares

        No certificates representing fractional Progressive common shares will be issued or delivered if, as a result of the Consolidation, a Registered Holder would otherwise become entitled to a fractional Progressive common share. All fractional Progressive common shares will be aggregated and sold in the open market for Registered Holders by the Transfer Agent and each Registered Holder who would otherwise have been entitled to receive a fraction of a Progressive common share will receive, in lieu thereof, cash, without interest, in an amount equal to the proceeds from such sale by the Transfer Agent, if any, less any brokerage commissions or other fees, in accordance with such Registered Holder's fractional interest in the aggregate number of Progressive common shares sold.

Effect on Non-Registered Holders

        Non-Registered Holders should note that their respective Intermediaries may have different procedures for processing the Consolidation than those that will be put in place by Progressive for Registered Holders. Non-Registered Holders having questions in this regard are encouraged to contact their Intermediaries.

Timing of the Consolidation

        Progressive expects to implement the Consolidation subject to and immediately following the completion of the Merger.

Dissent Rights

        Under the OBCA, Progressive shareholders do not have dissent rights with respect to the Consolidation.

Special Resolution

        Progressive shareholders are encouraged to review the full text of the Consolidation Resolution, which can be found in Schedule A to this Circular. The Consolidation Resolution is a special resolution, and accordingly, the affirmative vote of at least two-thirds of the votes cast thereon either in person or by proxy at the Meeting is required to approve the Consolidation Resolution.

THE NAME CHANGE

        Immediately following the Consolidation (or, if the Consolidation is not approved by Progressive shareholders, immediately following the completion of the Merger), Progressive will amalgamate with its newly-formed direct wholly-owned OBCA-incorporated subsidiary, Waste Connections, Inc. ("Name Change Sub"), with the resulting amalgamated corporation using the "Waste Connections, Inc." name (i.e., the Name Change).

        Name Change Sub was incorporated under the OBCA solely for the purpose of effecting the Name Change. It has not and does not, and nor is it expected to in advance of the Name Change, carry on an active business.

        The Name Change will be effected pursuant to a short form vertical amalgamation pursuant to subsection 177(1) of the OBCA. The amalgamation between the Corporation and Name Change Sub will be implemented by filing articles of amalgamation and such other documents as are required to be filed pursuant to subsection 177(1) of the OBCA with the Director under the OBCA. The Name Change will become effective on the date shown in the certificate of amalgamation issued by the Director pursuant to the OBCA.

        Following the Name Change, the resultant amalgamated corporation will be deemed to be the same corporation as, and a continuation of, each of the predecessor corporations. As a result of the amalgamation, the outstanding common shares of Name Change Sub will be cancelled without any payment therefor, the by-laws of the amalgamated corporation will be the same as the current by-laws of Progressive, no securities will be issued and no assets will be distributed to any Progressive shareholder in connection with the short-form amalgamation, and the articles of the amalgamated corporation will be the same as the current articles of Progressive except that the amalgamated corporation will, pursuant to the articles of amalgamation, adopt the name of Name Change Sub, "Waste Connections, Inc."

        Following the Name Change, a new CUSIP number will be assigned for the share certificates representing Progressive common shares of the amalgamated corporation. Although the Name Change will occur after the Consolidation, the letter of transmittal to be issued in respect of the Consolidation and the consequential exchange of Registered Holders' share certificates pursuant to the Consolidation will not yet have occurred. Accordingly, the share certificates issued pursuant to the Consolidation will be issued in the name of the amalgamated corporation, "Waste Connections, Inc.", and will reflect the new CUSIP number. For details concerning this exchange process, see "The Consolidation — Effect on Progressive Common Share Certificates" above.

        The Merger is not conditioned on the TSX approving the Name Change.

        The TSX has conditionally approved the Name Change.

SECURITIES LAW MATTERS

        The following is a brief summary of the Canadian and U.S. securities law considerations applying to the transactions contemplated herein not discussed elsewhere in this Circular.

Multilateral Instrument 61-101

        As a reporting issuer in the provinces of Ontario and Québec, Progressive is subject to Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions ("MI 61-101"), which is intended to regulate certain transactions to ensure the protection and fair treatment of minority shareholders. In particular, MI 61-101 regulates transactions which raise the potential for conflicts of interest, including issuer bids, insider bids, related party transactions and business combinations. The Merger does not constitute an issuer bid, an insider bid or a business combination. The Merger could constitute a "related party transaction" for the purposes of MI 61-101 where a "related party" of Progressive (as defined in MI 61-101) is being issued Progressive common shares pursuant to the Merger, however, no related party of Progressive is being issued Progressive common shares pursuant to the Merger. Where a related party of Progressive were to be issued Progressive common shares pursuant to the Merger, the requirements of MI 61-101 would not apply to such related party transaction as the Merger would constitute a transaction in which the general body of holders in Canada of affected securities of the same class (i.e., shares of Waste Connections common stock) are affected identically and the transaction does not have an applicable "interested party" as defined under MI 61-101.

Canadian Continuous Disclosure Obligations

        Upon completion of the Merger, Progressive will continue to be a reporting issuer in each province of Canada and will continue to be subject to Canadian continuous disclosure and other reporting obligations under applicable Canadian securities laws. Progressive is, and will continue to be after the Merger, an SEC issuer for the purposes of NI 51-102, and is permitted to prepare its financial statements in accordance with U.S. GAAP and its management's discussion and analysis and annual information forms in accordance with applicable U.S. securities law requirements. Progressive expects that, following the Merger, the combined company will prepare such materials in accordance with U.S. GAAP and U.S. securities law requirements.

MATERIAL TAX CONSEQUENCES

Material U.S. Federal Income Tax Considerations

U.S. Federal Income Tax Classification of Progressive

        Under current U.S. federal income tax law, a corporation generally will be considered to be resident for U.S. federal income tax purposes in its place of organization or incorporation. Accordingly, under the generally applicable U.S. federal income tax rules, Progressive, which is a Canadian incorporated entity, would generally be classified as a non-U.S. corporation (and, therefore, not a U.S. tax resident). Section 7874 of the Code and the Treasury Regulations promulgated thereunder, however, contain specific rules (more fully discussed below) that may cause a non-U.S. corporation to be treated as a U.S. corporation for U.S. federal income tax purposes under certain circumstances.

        Under Section 7874 of the Code, a corporation created or organized outside the United States (i.e., a non-U.S. corporation) will nevertheless be treated as a U.S. corporation for U.S. federal income tax purposes (and, therefore, a U.S. tax resident subject to U.S. federal income tax on its worldwide income) if each of the following three conditions are met: (1) the non-U.S. corporation directly or indirectly acquires substantially all of the assets held directly or indirectly by a U.S. corporation (including through the acquisition of all of the outstanding shares of the U.S. corporation), (2) the non-U.S. corporation's expanded affiliated group does not have substantial business activities in the non-U.S. corporation's country of organization or incorporation relative to the expanded affiliated group's worldwide business activities, and (3) the shareholders of the acquired U.S. corporation hold at least 80% (by either vote or value) of the shares of the non-U.S. acquiring corporation after the acquisition by reason of holding shares in the U.S. acquired corporation (which includes the receipt of the non-U.S. corporation's shares in exchange for the U.S. corporation's shares), which is referred to in this Circular as the "ownership test."

        At the effective time of the Merger, Progressive will indirectly acquire all of Waste Connections' assets through the indirect acquisition of all of Waste Connections' outstanding shares of common stock in the Merger, but Progressive, including its expanded affiliated group, is not expected to have substantial business activities in Canada as defined under Section 7874 of the Code. As a result, Progressive will be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code unless, after the Merger, the former Waste Connections stockholders are treated as owning (within the meaning of Section 7874 of the Code) less than 80% (by both vote and value) of Progressive's common shares by reason of holding shares of Waste Connections common stock.

        Based on the rules for determining share ownership under Section 7874 of the Code and certain factual assumptions, after the Merger, Waste Connections stockholders are expected to be treated as holding less than 80% (by both vote and value) of the Progressive common shares by reason of their ownership of shares of Waste Connections common stock. However, whether the ownership test has been satisfied must be finally determined after the closing of the Merger, by which time there could be adverse changes to the relevant facts and circumstances. Further, a subsequent change in the facts or in law might cause Progressive to be treated as a domestic corporation for U.S. federal income tax purposes, including with retroactive effect to the date of the Merger. In addition, by the time of the closing of the Merger, there could be a change in law under Section 7874 of the Code, in the Treasury Regulations and administrative guidance, or other changes in law that, if enacted, could cause Progressive to be treated as a U.S. corporation for U.S. federal income tax purposes following the Merger. In such event, Progressive could be liable for substantial additional U.S. federal income tax on its operations and income following the closing of the Merger.

        The obligation to effect the Merger is conditional upon Progressive's and Waste Connections' receipt of Section 7874 opinions from Weil, Gotshal & Manges LLP and Locke Lord LLP, respectively, dated as of the closing date and subject to certain qualifications and limitations set forth therein, to the effect that Section 7874 of the Code and the Treasury Regulations promulgated thereunder should not apply in such a manner so as to cause Progressive to be treated as a U.S. corporation for U.S. federal income tax purposes from and after the closing date of the Merger.

        Regardless of the application of Section 7874 of the Code, Progressive is expected to be treated as a Canadian resident company for Canadian tax purposes because Progressive is incorporated under Canadian law and is intending to have its place of central management and control (as determined for Canadian tax purposes) in Canada. The remaining discussion assumes that Progressive will not be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code.

U.S. Federal Income Tax Consequences of the Consolidation

        The following discussion summarizes certain material U.S. federal income tax consequences of the Consolidation following the Merger to U.S. holders of Progressive common shares. This summary does not address the U.S. federal income tax consequences of the ownership and disposition by non-U.S. holders of Progressive common shares. This summary is based on advice from Weil and Locke Lord with respect to U.S. federal income tax issues and on provisions of the Code, the Treasury Regulations promulgated thereunder (whether final, temporary, or proposed), administrative rulings, and judicial interpretations thereof, all as in effect on the date hereof. Each of the foregoing authorities is subject to change, which change could apply with retroactive effect and could affect the accuracy of the statements and conclusions set forth in this discussion. Neither Progressive nor Waste Connections will request a ruling from the IRS as to the U.S. federal income tax consequences of the Consolidation or any other matter. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary. There can be no assurance that the IRS will not challenge any of the U.S. federal income tax consequences described below or that, if challenged, such treatment would be sustained by a court. This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. holder as a result of the Consolidation. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. holder that may affect the U.S. federal income tax consequences to such U.S. holder, including specific tax consequences to a U.S. holder under an applicable tax treaty. In addition, this summary does not address the

U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, or non-U.S. tax consequences of the Consolidation. The discussion assumes that U.S. holders hold their Progressive common shares as "capital assets" within the meaning of Section 1221 of the Code (generally, property held for investment). The discussion does not constitute tax advice and does not address all aspects of U.S. federal income taxation that may be relevant to particular shareholders or stockholders, as applicable, in light of their personal circumstances, including any tax consequences to shareholders subject to special treatment under the Code, including (i) banks, thrifts, mutual funds and other financial institutions; (ii) regulated investment companies and real estate investment trusts; (iii) dealers of securities who apply, and traders in securities who elect to apply, a mark-to-market method of accounting; (iv) tax-exempt organizations and pension funds; (v) insurance companies; (vi) individual retirement and other deferred accounts; (vii) U.S. holders whose functional currency is not the U.S. dollar; (viii) U.S. expatriates; (ix) "passive foreign investment companies;" "controlled foreign corporations" or "corporations liable for the accumulated earnings tax"; (x) persons liable for the alternative minimum tax; (xi) U.S. holders who hold their shares as part of a straddle, hedging, conversion, constructive sale or other risk reduction transaction; (xii) partnerships or other pass-through entities; (xiii) grantor trusts; and (xiv) U.S. holders who received their shares through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan.

        U.S. holders that are subject to special provisions under the Code, including U.S. holders described immediately above, should consult their tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences of the Consolidation. For purposes of this discussion, a U.S. holder means a beneficial owner of Progressive common shares, who is: (i) an individual who is a citizen or resident of the United States; (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States or any subdivision thereof; (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or (iv) a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes.

        For purposes of this discussion, a non-U.S. holder means a beneficial owner of Progressive common shares that is neither a U.S. holder nor a partnership (or an entity or arrangement treated as a partnership for U.S. federal income tax purposes).

        If a partnership, including for this purpose any entity or arrangement that is classified as a partnership for U.S. federal income tax purposes, holds Progressive common shares, the tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. A holder that is a partnership and the partners in such partnership should consult their tax advisors about the U.S. federal income tax consequences of the Consolidation.

        Progressive intends for the Consolidation to qualify as a "recapitalization" within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes. On the basis that the Consolidation so qualifies, Progressive shareholders whose pre-Consolidation Progressive common shares are exchanged in the Consolidation will not recognize gain or loss for U.S. federal income tax purposes, except to the extent of cash, if any, received in lieu of a fractional Progressive common share (which fractional share will be treated as received and then exchanged for such cash). Such Progressive shareholder's aggregate tax basis in the post-Consolidation Progressive common shares received in the Consolidation, including any fractional share treated as being received and then exchanged for cash, would be the same as such shareholder's aggregate tax basis of the pre-Consolidation shares of Progressive exchanged in the Consolidation. Such Progressive shareholder's holding period for the post-Consolidation Progressive common shares received in the Consolidation would include such shareholder's holding period for the pre-Consolidation common shares of Progressive exchanged in the Consolidation.

        In general, a Progressive shareholder who receives cash in lieu of a fractional Progressive common share in the Consolidation will be treated as having received a fractional share in the Consolidation and then as having received the cash in exchange for the fractional share. A Progressive shareholder that is a U.S. holder should generally recognize capital gain or loss equal to the difference between the amount of the cash received in lieu of the fractional share and such shareholder's tax basis allocable to such fractional share in addition to any capital gain or loss recognized as a result of the Merger. Any such capital gain or loss will generally be a long-term capital gain or loss if the Progressive common share exchanged for the fractional Progressive common share in the Consolidation was held for more than one year at the time the fractional share is sold by the exchange agent.

        Progressive shareholders who are U.S. holders and hold their pre-Consolidation common shares of Progressive with differing bases or holding periods should consult their tax advisors with regard to identifying the bases or holding periods of the particular post-Consolidation Progressive common shares received in the Consolidation.

        A Progressive shareholder that is a non-U.S. holder who receives cash in lieu of a fractional Progressive common share in the Consolidation will generally not be subject to U.S. federal income tax on gain.

Canadian Federal Income Tax Consequences of the Consolidation

        This summary is based on the description of the Consolidation set out herein, the current provisions of the ITA, and an understanding of the current administrative policies and practices of the Canada Revenue Agency (the "CRA") published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the ITA publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments") and assumes that all Proposed Amendments will be enacted in the form proposed; however, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policy or assessing practice whether by legislative, administrative or judicial action nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ from those discussed herein.

        This summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax considerations applicable to the Consolidation. The income and other tax consequences of acquiring, holding or disposing of securities will vary depending on a holder's particular status and circumstances, including the country, province or territory in which the holder resides or carries on business. This summary is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder. No representations are made with respect to the income tax consequences to any particular holder. Holders should consult their own tax advisors for advice with respect to the income tax consequences of the Consolidation in their particular circumstances, including the application and effect of the income and other tax laws of any applicable country, province, state or local tax authority.

        This summary does not discuss any non-Canadian income or other tax consequences of the Consolidation. Holders resident or subject to taxation in a jurisdiction other than Canada should be aware that the Consolidation may have tax consequences both in Canada and in such other jurisdiction. Such consequences are not described herein. Holders should consult with their own tax advisors with respect to their particular circumstances and the tax considerations applicable to them.

        The following summary describes the principal Canadian federal income tax considerations in respect of the Consolidation generally applicable under the ITA to a beneficial owner of Progressive common shares and who, for the purposes of the ITA and at all relevant times, (i) deals at arm's length with and is not affiliated with Progressive; and (ii) holds all Progressive common shares as capital property (each, solely for the purpose of this section entitled "Canadian Federal Income Tax Consequences of the Consolidation", a "Holder"). Generally, the Progressive common shares will be considered to be capital property to a holder for purposes of the ITA provided that the holder does not use or hold those Progressive common shares in the course of carrying on a business and has not acquired such Progressive common shares in one or more transactions considered to be an adventure or concern in the nature of trade.

        This summary is not applicable to a Holder: (i) that is a "financial institution" for the purposes of the "mark-to-market property" rules; (ii) that is a "specified financial institution"; (iii) that is a partnership; (iv) an interest in which would be a "tax shelter investment"; (v) that has elected to determine its "Canadian tax results" in a currency other than Canadian currency pursuant to the functional currency reporting rules; or (vi) that has entered or will enter into, in respect of any Progressive common shares, a "derivative forward agreement" or a "synthetic disposition arrangement", all within the meaning of the ITA. Any such Holders should consult their tax advisors with respect to the particular Canadian federal income tax consequences to them of the Consolidation.

 Holders Resident in Canada

        The following portion of the summary is generally applicable to a Holder who, at all relevant times and for purposes of the ITA and any applicable income tax treaty or convention, is or is deemed to be resident in Canada (referred to in this portion of the summary as a "Resident Holder"). A Resident Holder whose common shares of Progressive would not otherwise be capital property may be entitled to file an election under subsection 39(4) of the ITA to treat the Progressive common shares and any other "Canadian securities" (as defined in the ITA) owned by such Resident Holder as capital property. Resident Holders should consult their own tax advisors with respect to whether this election is available and advisable in their particular circumstances.

The Consolidation

        Subject to the treatment of fractional shares, the Consolidation will result in all of the Progressive common shares being replaced by a lesser number of Progressive common shares in the same proportion for all Progressive shareholders, in circumstances where there is no change in the total capital represented by the issue, there is no change in the interest, rights or privileges of the shareholders and there are no concurrent changes in the capital structure of Progressive. On that basis, subject to the paragraph below, the Consolidation will not result in any disposition or acquisition of Progressive common shares. The aggregate adjusted cost base to a Progressive shareholder of all Progressive common shares held by such Progressive shareholder will not change as a result of the Consolidation; however, the shareholder's adjusted cost base per Progressive common share will increase proportionately.

        A Resident Holder who receives cash in lieu of a fractional Progressive common share on the Consolidation will realize a capital gain (or capital loss) equal to the amount, if any, by which the cash proceeds received, net of reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Resident Holder of the fractional Progressive common share so disposed of. A description of the treatment of capital gains and capital losses is discussed below.

Taxation of Capital Gains and Capital Losses

        Generally, one-half of any capital gain realized by a Resident Holder in a taxation year will be included in computing the Resident Holder's income in that taxation year as a taxable capital gain and, generally, one-half of any capital loss realized in a taxation year (an "allowable capital loss") must be deducted from the taxable capital gains realized by the Resident Holder in the same taxation year, in accordance with the rules contained in the ITA. Allowable capital losses in excess of taxable capital gains realized by a Resident Holder in a particular taxation year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized by the Resident Holder in such taxation year, subject to and in accordance with the rules contained in the ITA.

        Capital gains realized by an individual and certain trusts may give rise to a liability for alternative minimum tax under the ITA. A Resident Holder that is, throughout the year, a "Canadian-controlled private corporation", as defined in the ITA, may be subject to an additional refundable tax on its "aggregate investment income" which is defined to include taxable capital gains.

        The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition of a Progressive common share may be reduced by the amount of dividends received or deemed to be received by it on such share (or on a share for which the share has been substituted) to the extent and under the circumstances prescribed by the ITA. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns shares, directly or indirectly through a partnership or a trust. Resident Holders to whom these rules may apply should consult their own tax advisors.

Holders Not Resident in Canada

        The following portion of the summary is generally applicable to a Holder who, at all relevant times and for purposes of the ITA, is not, and is not deemed to be, a resident of Canada and does not use or hold, and is not deemed to use or hold its Progressive common shares in a business carried on in Canada (referred to in this portion of the summary as a "Non-Resident Holder"). This portion of the summary is not generally applicable to a

Non-Resident Holder that is: (i) an insurer carrying on an insurance business in Canada and elsewhere or (ii) an "authorized foreign bank" (as defined in the ITA).

        The following portion of the summary assumes that the Progressive common shares will not constitute "taxable Canadian property" to any particular Non-Resident Holder at any time. Generally, Progressive common shares will not constitute taxable Canadian property to a Non-Resident Holder at a particular time provided that the applicable shares are listed at that time on a designated stock exchange (which includes the TSX and the NYSE), unless at any particular time during the 60-month period that ends at that time (i) one or any combination of (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder does not deal at arm's length, and (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships, owned 25% or more of the issued shares of any class or series of Progressive, and (ii) more than 50% of the fair market value of Progressive common shares was derived directly or indirectly from one or any combination of: (i) real or immovable properties situated in Canada, (ii) "Canadian resource properties" (as defined in the ITA), (iii) "timber resource properties" (as defined in the ITA), and (iv) options in respect of, or interests in, or for civil law rights in, any of the foregoing property whether or not the property exists. Notwithstanding the foregoing, Progressive common shares may constitute "taxable Canadian property" in certain other circumstances deemed by the ITA.

The Consolidation

        As discussed in more detail above under the heading "Holders Resident in Canada — The Consolidation", subject to the treatment of fractional shares, the Consolidation will not result in any disposition or acquisition of Progressive common shares.

        A Non-Resident Holder who receives cash in lieu of a fractional Progressive common share on the Consolidation will realize a capital gain (or capital loss) equal to the amount, if any, by which the cash proceeds received, net of reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Non-Resident Holder of the fractional Progressive common share so disposed of. See the following section for a discussion of the taxation of capital gains and losses.

Taxation of Capital Gains and Capital Losses

        A Non-Resident Holder will not be subject to tax under the ITA on any capital gain realized on a disposition of a fractional Progressive common share, unless the Progressive common shares are "taxable Canadian property" to the Non-Resident Holder and the shares are not "treaty-protected property" of the Non-Resident Holder, each within the meaning of the ITA.

        Non-Resident Holders whose Progressive common shares are taxable Canadian property should consult their own tax advisors for advice having regard to their particular circumstances, including whether their Progressive common shares constitute treaty-protected property.

INTEREST OF INFORMED PERSONS IN THE MERGER

        You should be aware that members of the Progressive board of directors and current and former executive officers of Progressive may have interests in the Merger that are in addition to, or different from, the interests of other Progressive shareholders generally. The Progressive board of directors was aware of these interests and considered them, among other matters, in approving the Merger Agreement and in resolving to recommend that Progressive shareholders approve the transactions contemplated by the Merger Agreement.

        Except as disclosed below, no informed person (as defined in Form 51-102F5 to NI 51-102) of Progressive, including any director or executive officer of Progressive, or any associate or affiliate of any informed person, has had any material interest, direct or indirect, in any transaction, or proposed transaction, which has materially affected or would materially affect Progressive or any of its subsidiaries since the commencement of the most recently completed financial year of Progressive.

 Agreements with Executive Officers

        Following the signing of the Merger Agreement, Joseph Quarin, former President and Chief Executive Officer, Kevin Walbridge, former Chief Operating Officer and Ian Kidson, former Chief Financial Officer, stepped down from their respective roles and Progressive appointed Dan Pio as the Chief Executive Officer and William Herman as the interim Chief Financial Officer. In connection with such transition, Progressive has entered into separation letters with Messrs. Quarin, Walbridge and Kidson in full settlement of all matters with respect to their employment with Progressive, including as provided under their employment agreements.

        Mr. Quarin's separation letter entitled him to the following severance benefits: (i) a lump sum payment of Cdn.$5,458,664; (ii) Progressive's contribution of its premium payment for medical, dental and vision for 24 months and reimbursement of the cost of converting group life insurance, long-term disability and out-of-country coverage to private coverage for 24 months following termination of employment; (iii) 24 months continuation of a car allowance of Cdn.$1,844.51 per month; (iv) up to Cdn.$7,000 in reimbursement of annual country club membership dues for 2016 and 2017; (v) full vesting of stock options granted under Progressive's Stock Option Plan and awards under the 2013, 2014 and 2015 Long Term Incentive Plans of Progressive (the "LTIPs"); (vi) a payment of Cdn.$315,000 in settlement of his entitlements under the 2015 short term incentive plan of Progressive (the "STIP"); and (vii) a payment of Cdn.$19,038 with respect to his accrued vacation for 2015 and 2016. In consideration of the payments and benefits provided under the separation letter, Mr. Quarin entered into a general release of claims and agreed to non-interference, non-solicitation, non-competition and confidentiality covenants for 24 months post-employment and mutual non-disparagement covenants.

        Mr. Walbridge's separation letter entitled him to the following severance benefits: (i) a lump sum payment of $2,972,834; (ii) 24 months reimbursement of Consolidated Omnibus Budget Reconciliation Act costs at a monthly rate of $509.41; (iii) a payment of $840 for his 2016 pro-rated Supplemental Executive Retirement Plan ("SERP") entitlement; (iv) a payment of $606,720 for 400,000 unvested stock option awards forfeited by Mr. Walbridge; and (v) full vesting and cash out of awards under the LTIPs. Mr. Walbridge's outstanding awards under the LTIPs and his bonus shares granted under his employment agreement were settled in cash for $2,746,749. Mr. Walbridge was also entitled to $169,750, in settlement of his entitlements under the 2015 STIP. In consideration of the payments and benefits provided under the separation letter, Mr. Walbridge entered into a general release of claims and agreed to non-interference, non-solicitation and non-competition covenants for 12 months post-employment and confidentiality and mutual non-disparagement covenants.

        Mr. Kidson's separation letter entitled him to the following severance benefits: (i) a lump sum payment of Cdn.$2,221,452; (ii) 24 months payment of benefit plan premiums; (iii) a payment of Cdn.$20,000 for his SERP entitlement; (iv) a payment of Cdn.$544,490 for 200,000 unvested stock option awards forfeited by Mr. Kidson; and (v) full vesting of awards under the LTIPs. Mr. Kidson's outstanding awards under the LTIPs were settled in cash for Cdn.$2,259,681. Mr. Kidson was also entitled to Cdn.$152,250, in settlement of his entitlements under the 2015 STIP. In consideration of the payments and benefits provided under the separation letter, Mr. Kidson entered into a general release of claims and agreed to non-interference, non-solicitation and non-competition covenants for 24 months post-employment and confidentiality and mutual non-disparagement covenants.

        Mr. Pio entered into an employment agreement with Progressive on January 1, 2012. On January 29, 2016 he became Progressive's Chief Executive Officer. The employment agreement generally provides terms and conditions of employment, including annual base salary, annual bonus opportunity and eligibility for equity awards. The employment agreement also provides that upon a termination of Mr. Pio's employment by Progressive without cause or resignation by Mr. Pio for good reason, within the period commencing 30 days prior to the signing of a definitive agreement in connection with a change in control and ending 24 months following a change in control, he shall be entitled to: (i) a cash payment equal to 24 months of base salary; (ii) a cash payment equal to two times the sum of the annual bonus at the target amount and the average annual amount allocated under the LTIPs for the previous two fiscal years; (iii) full vesting of all unvested incentive compensation and share based compensation; (iv) payment of the annual bonus for the year of termination, pro-rated to the termination date; (v) payment of awards outstanding under the LTIPs, including for the year of termination; and (vi) continued participation in Progressive benefit plans for 24 months. Mr. Pio is subject to non-solicitation and non-competition for 24 months post-employment and confidentiality post-employment.

        Progressive has agreed to provide Tom Miller, Senior Vice President, Operations & Safety, with certain payments and benefits on termination of employment. Upon a termination without cause by Progressive or resignation for good reason by Mr. Miller, he shall be entitled to: (i) an amount equal to 18 months of base salary; (ii) payment of the annual bonus for the year of termination, pro-rated to the termination date and pro-rated for 18 months post termination; (iii) immediate vesting of and right to exercise any options for their original term; and (iv) immediate vesting of LTIP awards.

        Mr. Herman entered into an employment agreement with Progressive on January 21, 2005. The employment agreement generally provides terms and conditions of employment, including annual base salary, annual bonus opportunity and eligibility for equity awards. The employment agreement also provides that upon a termination of Mr. Herman's employment by Progressive without cause or resignation by Mr. Herman for good reason within 24 months following a change in control, he shall be entitled to (i) a cash payment equal to 12 months of base salary, (ii) a cash payment equal to one times the sum of the annual bonus at the target amount and the average annual amount allocated under the LTIP for the previous two fiscal years, (iii) full vesting of all unvested incentive compensation and share based compensation; (iv) payment of the annual bonus for the year of termination, pro-rated to the termination date; (v) payment of awards outstanding under the LTIP, including for the year of termination and (vi) continued participation in Progressive benefit plans for 18 months. Mr. Herman is subject to non-solicitation for 24 months post-employment, non-competition for 12 months post-employment and confidentiality post-employment. On February 3, 2016, in connection with Mr. Herman's appointment as interim Chief Financial Officer, Mr. Herman entered into a letter agreement providing for an increase in compensation in the amount of Cdn.$200,000, to compensate Mr. Herman for his additional services to Progressive. Such amount is payable in six equal monthly installments and is conditioned on Mr. Herman's continued compliance with the terms of his employment agreement and, on the relevant payment dates, Mr. Herman must not have resigned (or notified Progressive of his resignation) or been terminated by Progressive for cause.

        Loreto Grimaldi, Executive Vice President and Chief Legal Officer, is party to an offer letter, which generally provides for base salary, annual bonus opportunity and eligibility for equity awards. Mr. Grimaldi participates in a Progressive Executive Severance Policy, pursuant to which, if within 24 months following a change in control, Progressive terminates Mr. Grimaldi without cause or he resigns for good reason, he will be entitled to: (i) a cash payment of two times the sum of (1) base salary and (2) target annual bonus for the year of termination; and (ii) up to 24 months of benefits continuation. As described below, based on the terms of the LTIPs, outstanding stock options, tandem stock appreciation rights, restricted shares ("Progressive restricted shares") and performance share units ("Progressive PSUs") of Progressive will fully vest if Mr. Grimaldi is terminated without just cause (as defined in the LTIPs) or he resigns for Good Reason (as defined in the Progressive Executive Severance Policy) within 12 months following a change in control. Progressive PSUs and related dividend Progressive PSUs held by Mr. Grimaldi under the LTIPs will be deemed earned at target and settled at the earlier of the vesting date or date Mr. Grimaldi is terminated without just cause or due to a constructive termination within 12 months following a change in control.

Treatment of Outstanding Equity-Based Awards

        Each Progressive equity-based incentive award that is outstanding immediately prior to the effective time of the Merger will remain outstanding following the Merger and subject to the same terms and conditions.

        Stock options, tandem stock appreciation rights and Progressive restricted shares held by Progressive's executive officers under LTIPs will fully vest if a participant is terminated without just cause (as defined in the LTIPs) or due to a constructive termination (as defined in a participant's employment or severance agreement) within 12 months following a change in control. Progressive PSUs and related dividend Progressive PSUs held by Progressive's executive officers under the LTIPs will be deemed earned at target and settled at the earlier of the vesting date or date a participant is terminated without just cause or due to a constructive termination within 12 months following a change in control.

        The table below sets forth the number of Progressive common shares underlying unvested equity-based awards held by certain of Progressive's current and former executive officers as of April 12, 2016. The table below also sets forth the value of these awards should they become vested on a change in control, as described above, either in connection with a termination of employment without just cause or due to a constructive termination within 12 months following a change in control, assuming a price per share of $30.45, the closing market price of a Progressive common share on the NYSE on April 12, 2016. Progressive restricted shares and Progressive PSUs are settled in cash.

Name	Unvested Options (#)	Unvested Options ($)	Unvested Progressive Restricted Shares (#)	Unvested Progressive Restricted Shares ($)	Unvested Progressive PSUs (#)	Unvested Progressive PSUs ($)	Unvested Bonus Shares (#)	Unvested Bonus Shares ($)	Total ($)

Joseph Quarin	—	—	—	—	—	—	—	—	—

Ian Kidson	—	—	—	—	—	—	—	—	—

Kevin Walbridge	—	—	—	—	—	—	—	—	—

Dan Pio	22,943	698,614	14,679	446,976	24,720	752,724	60,000	1,827,000	3,725,314

Tom Miller	12,855	391,435	8,855	269,635	14,892	453,461	—	—	1,114,531

Loreto Grimaldi	4,486	136,599	8,038	244,757	14,078	428,675	2,014	61,326	871,357

William Herman	8,392	255,536	5,338	162,542	9,042	275,329	—	—	693,407

Short Term Incentive Plan

        Certain of Progressive's executive officers participate in the STIP. The STIP is an annual cash incentive plan for certain eligible employees or other individuals selected by Progressive's management. The amount of the cash incentive is determined based on a percentage of the applicable participant's base salary. Under the STIP, all "performance measures" (as defined in the STIP) and other conditions are deemed achieved at target on a change in control and paid in accordance with the normal course of the STIP, subject to the participant's continued employment through the payment date. If the participant is terminated without cause prior to such payment date, the participant is entitled to a pro rata payment based on the amount the participant would have received had the participant remained employed through the performance period. The target annual cash incentives under the 2016 STIP are Cdn.$452,574, $226,833, Cdn.$281,250 and Cdn.$137,954 for Messrs. Pio, Miller, Grimaldi and Herman, respectively.

Retention Bonus Agreements

        Progressive has entered into retention bonus agreements in connection with the Merger with Messrs. Pio and Grimaldi. Under such agreements, each of Messrs. Pio and Grimaldi is entitled to a payment of $1,000,000, (i) 25% of which was paid on February 1, 2016, (ii) 25% of which was paid on February 26, 2016 following receipt of required HSR Act approvals for the Merger, and (iii) 50% of which shall be paid on the closing of the Merger, subject to continued employment. If the executive is terminated without cause prior to the remaining payment date, the unpaid portion of the retention bonus will be paid upon such termination of employment.

        Progressive has also agreed to make a cash retention payment to Mr. Herman in an amount equal Cdn.$580,000, with Cdn.$290,000 payable in connection with the closing of the Merger and the remaining Cdn.$290,000 payable three months thereafter. The retention payments are conditioned on Mr. Herman's continued compliance with the terms of his employment agreement and, on the relevant payment dates, Mr. Herman must not have resigned (or notified Progressive of his resignation) or been terminated by Progressive for cause.

Interests of Directors

        Members of the Progressive board of directors receive compensation in cash and grants of Progressive restricted shares. Generally, 50% of director compensation is paid in cash and 50% in Progressive restricted shares, but in certain cases, board members may elect to have a greater percentage of compensation paid in restricted shares. Such Progressive restricted shares are settled in cash within the 12 month period following a termination of service. The table below sets forth the value of such awards, assuming termination of service and a price per share of $30.45, the closing market price of Progressive common shares on the NYSE on April 12, 2016.

Director	Progressive Restricted Shares (#)	Progressive Restricted Shares ($)

James J. Forese	21,479	654,036

John T. Dillon	16,101	490,276

Larry S. Hughes	6,922	210,775

Jeffrey L. Keefer	11,080	337,386

Douglas W. Knight	23,119	703,979

Sue Lee	3,645	110,990

Daniel R. Milliard	23,113	703,791

        In connection with the closing of the Merger, Messrs. Forese, Dillon and Milliard are each entitled to payments of $50,000 (plus incremental amounts depending on the number of Special Committee meetings to be held up to Closing) for their service on the Special Committee.

        See "Statement of Executive Compensation — Termination and Change of Control Benefits" and "Compensation of Directors of Progressive" in Schedule I to this Circular.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

        As of the date of this Circular, no directors or executive officers or any of their respective associates or affiliates are or have been indebted to Progressive or any of its subsidiaries, either in connection with the purchase of securities or otherwise, nor any of the aforementioned individuals are or have been indebted to another entity which indebtedness has been the subject of a guarantee, support agreement, letter of credit or other similar merger or understanding provided by Progressive or any of its subsidiaries.

RISK FACTORS

        In addition to the other information contained in or incorporated by reference into this document, including the matters addressed under the caption "Cautionary Statement Regarding Forward-Looking Statements," Progressive shareholders should carefully consider the following risks in deciding whether to vote for the resolutions to be considered at the Meeting, including, in particular the Transaction Resolution. In addition, you should read and consider the risks associated with each of the businesses of Progressive and Waste Connections because these risks will relate to the combined company following the completion of the Merger. Descriptions of some of these risks can be found in (i) the most recently filed annual information form and Annual Report on Form 40-F of Progressive for the fiscal year ended December 31, 2015, as such risks may be updated or supplemented in Progressive's subsequently filed interim financial statements, interim management's discussion and analysis filings and its material change reports, which are incorporated by reference into this Circular and (ii) the Annual Report of Waste Connections on Form 10-K for the fiscal year ended December 31, 2015, and any amendments thereto, as such risks may be updated or supplemented in Waste Connections' subsequently filed Quarterly Reports on Form 10-Q or Current Reports on Form 8-K (in each case to the extent filed and not furnished), which are incorporated by reference into this Circular. See "Additional Information."

Risks Related to the Merger

The Exchange Ratio is fixed and will not be adjusted in the event of any change in the price of either shares of Waste Connections common stock or Progressive common shares.

        At the effective time of the Merger, each share of Waste Connections common stock issued and outstanding immediately prior to the Merger will be converted into the right to receive 2.076843 validly issued, fully paid and nonassessable common shares of Progressive (or, if the anticipated Consolidation of common shares of Progressive is approved by Progressive shareholders and implemented, one common share of Progressive on a post-Consolidation basis). This Exchange Ratio will not be adjusted for changes in the market price of either Waste Connections common stock or Progressive common shares between the date of signing the Merger Agreement and completion of the Merger. Changes in the price of Progressive common shares prior to the closing of the Merger will affect the value of Progressive common shares that Waste Connections stockholders will receive on the effective date. The Exchange Ratio will, however, be adjusted appropriately to fully reflect the effect of any reclassification, stock split, stock dividend or distribution, recapitalization or other similar transaction with respect to either Waste Connections common stock or the Progressive common shares prior to the effective date of the Merger.

        The prices of Waste Connections common stock and Progressive common shares on the effective date of the Merger may vary from their prices between the date the Merger Agreement was executed and the effective date of the Merger. As a result, the value represented by the Exchange Ratio will also vary. These variations could result from changes in the business, operations or prospects of either Waste Connections or Progressive prior to or following the effective date of the Merger, regulatory considerations, general market and economic conditions and other factors both within and beyond the control of Waste Connections or Progressive.

The market price for Progressive common shares following the closing may be affected by factors different from those that historically have affected Waste Connections common stock and Progressive common shares.

        Progressive's businesses differ from those of Waste Connections, and accordingly the results of operations of the combined company will be affected by some factors that are different from those currently affecting the results of operations of Progressive. The results of operation of the combined company may also be affected by factors different from those currently affecting Progressive. For a discussion of the businesses of Progressive and Waste Connections and of important factors to consider in connection with those businesses, see Schedules E, F and G to this Circular.

The proposed Merger is subject to various closing conditions, including regulatory and stockholder approvals, as well as other uncertainties and there can be no assurances as to whether and when the Merger may be completed.

        Under the terms and conditions of the Merger Agreement, the Merger Sub will be merged with and into Waste Connections, with Waste Connections surviving the Merger as a wholly-owned subsidiary of Progressive. The consummation of the Merger is subject to various customary conditions, including the affirmative vote of holders of a majority of the outstanding shares of Waste Connections common stock, the affirmative vote of a majority of the votes cast of Progressive common shares, TSX approval and certain regulatory clearances. If these conditions to the closing of the Merger are not fulfilled, some of which are not within the control of either Waste Connections or Progressive, then the Merger cannot be consummated. If the Merger does not receive, or timely receive, the required regulatory approvals and clearances, or if another event occurs that delays or prevents the Merger, such delay or failure to complete the Merger may cause uncertainty and other negative consequences that may materially and adversely affect the business, financial position, and results of operations of Progressive.

        Progressive cannot give any assurance that the Merger will be consummated, in which case Progressive would not realize the anticipated benefits of having completed the Merger, which may adversely affect its business. See "The Merger Agreement — Termination of the Merger Agreement; Termination Fees".

The Merger Agreement contains provisions that restrict Progressive's ability to pursue alternatives to the Merger and, in specified circumstances, could require Progressive to pay Waste Connections a termination fee of up to $105 million.

        Under the Merger Agreement, Progressive is restricted, subject to certain exceptions, from soliciting, initiating, knowingly encouraging, knowingly facilitating, discussing or negotiating, or furnishing information with regard to, any inquiry, proposal or offer for a competing acquisition proposal from any person or entity. If the Progressive board of directors (after consultation with Progressive's financial advisors and legal counsel) determines that such proposal is more favourable to Progressive shareholders than the Merger, the Progressive board of directors recommends such proposal to Progressive shareholders and such proposal did not result from a material breach of Progressive's aforementioned restrictions relating to pursuing alternatives to the Merger, Waste Connections may be entitled to terminate the Merger Agreement. Under such circumstances, Progressive may be required to pay Waste Connections a termination fee equal to $105 million. These provisions could discourage a third party that may have an interest in acquiring all or a significant part of Progressive from considering or proposing that acquisition, even if such third party were prepared to enter into a transaction that would be more favourable to Progressive and its shareholders than the Merger. In the event the Merger Agreement is terminated due to the failure of Progressive to obtain the Progressive Shareholder Transaction Approval at the Progressive Special Meeting, Progressive may be required to pay Waste Connections $15 million. See "The Merger Agreement — Termination of the Merger Agreement; Termination Fees".

While the Merger is pending Progressive and Waste Connections will be subject to business uncertainties that could adversely affect their businesses and operations. These uncertainties could also adversely affect the combined company following the Merger.

        Uncertainties about the effect of the Merger on customers, suppliers, business partners and other persons with whom Progressive or Waste Connections has a business relationship may have an adverse effect on Progressive or Waste Connections prior to the Merger and on the combined company following the Merger. In connection with the pendency of the Merger, as well as during times of significant change and uncertainty such as the period following the Merger, customers, suppliers, business partners and other persons with whom Progressive or Waste Connections has a business relationship may delay or defer business decisions, decide to terminate, modify or renegotiate their relationships with Progressive or Waste Connections, or take other actions as a result of the Merger that could negatively affect the combined company's and/or Progressive's or Waste Connections' respective revenues, earnings and cash flows, as well as the market price of their respective securities. The ability of the combined company, Progressive or Waste Connections to raise additional capital through the debt markets, and the associated borrowing costs, may also be negatively impacted. Any such effects could limit the combined company's ability to achieve the anticipated benefits of the Merger.

        These uncertainties about the effect of the Merger may also impair Progressive's ability to attract, retain and motivate key personnel until the Merger is consummated and for a period of time thereafter. Employee retention may be challenging during the pendency of the Merger, as certain employees may experience uncertainty about their future roles. If key employees depart, the business of Progressive prior to the Merger, and the business of the combined company following the Merger, could be materially harmed. If key employees join a competitor or form a new competitor, existing and potential clients could choose to use the services of that competitor instead of the services of Progressive or the combined company, as applicable.

        In addition, the Merger Agreement restricts Progressive and Waste Connections from taking specified actions until the Merger occurs without the consent of the other party. These restrictions may prevent Progressive or Waste Connections from pursuing attractive business opportunities that may arise prior to the completion of the Merger. The adverse effects of the pendency of the Merger could be exacerbated by any delays in completion of the Merger or termination of the Merger Agreement. See "The Merger Agreement — Covenants and Agreements".

Progressive and Waste Connections directors and officers may have interests in the Merger different from the interests of Waste Connections stockholders and Progressive shareholders.

        Certain of the directors and executive officers of Progressive and Waste Connections negotiated the terms of the Merger Agreement, and the Waste Connections board of directors recommended that the Waste Connections stockholders vote in favour of the Merger-related proposals and the Progressive board of directors has recommended that Progressive shareholders vote in favour of the transactions contemplated by the Merger Agreement. These directors and executive officers may have interests in the Merger that are different from, or in addition to, those of Progressive shareholders and Waste Connections stockholders generally. These interests include, but are not limited to, the continued employment of certain executive officers of Progressive and Waste Connections by the combined company, the continued service of certain directors of Progressive and Waste Connections as directors of the combined company, and the indemnification of former Waste Connections and Progressive directors and officers by the combined company. Waste Connections stockholders and Progressive shareholders should be aware of these interests when they consider their respective board of directors' unanimous recommendations.

        The Progressive board of directors was aware of these interests when it declared the advisability of the Merger Agreement, determined that it was in the best interests of Progressive to approve the transactions contemplated by the Merger Agreement and recommended that Progressive shareholders approve the Progressive Shareholder Transaction Proposal. See "Interest of Informed Persons in the Merger".

Progressive shareholders will have a reduced ownership and voting interest after the Merger and will exercise less influence over management.

        Progressive shareholders currently have the right to vote in the election of the board of directors of Progressive and on other matters affecting Progressive. Upon the completion of the Merger, each Progressive shareholder will remain a shareholder of Progressive with a percentage ownership of Progressive that is smaller than such shareholder's percentage ownership of Progressive currently. It is currently expected that the current shareholders of Progressive as a group will own approximately 30% of the combined company's common shares immediately following the completion of the Merger. Because of this, Progressive shareholders will have less influence on the management and policies of the combined company.

In the event that the pending Merger is not completed, the trading price of Progressive common shares and Progressive's future business and financial results may be negatively impacted.

        As noted above, the conditions to the completion of the Merger may not be satisfied. If the Merger is not completed for any reason, including those not involving the payment by either party of the termination fee, Progressive would still be liable for significant transaction costs and the focus of Progressive's management would have been diverted from seeking other potential opportunities without realizing any benefits of the completed Merger. If the Merger is not completed, the price of Progressive common shares may decline from the current market price, which may reflect a market assumption that the Merger will be completed.

The pending Merger may divert the attention of Waste Connections' and Progressive's management.

        The pendency of the Merger could cause the attention of either Waste Connections' or Progressive's management to be diverted from the day-to-day operations and customers or suppliers may seek to modify or terminate their business relationships with either party. These disruptions could be exacerbated by a delay in the completion of the Merger and could have an adverse effect on the business, operating results or prospects of either Waste Connections or Progressive.

Risks Related to the Business of Progressive

Progressive will likely lose its "foreign private issuer" status following completion of the Merger, which could result in significant additional costs and expenses

        As part of the Merger, Progressive will distribute Progressive common shares to Waste Connections stockholders, which will increase the proportion of Progressive's outstanding voting securities held by U.S. residents. As a result, the Corporation expects that, after giving effect to the pending Merger, it will no longer qualify as a foreign private issuer under applicable U.S. securities laws.

        As Progressive already presents its financial statements in accordance with U.S. GAAP, if Progressive no longer qualifies as a foreign private issuer, there will be no change in the manner in which its financial statements are presented. However, if Progressive determines that it no longer qualifies as a foreign private issuer following the Merger, it will be required to satisfy its reporting obligations using U.S. domestic reporting forms and will become subject to rules applicable to a U.S. domestic issuer. Subject to certain exemptions that may be available, Progressive will also continue to be required to comply with its reporting obligations under Canadian securities laws. In addition, Progressive may lose the ability to rely upon certain corporate governance exemptions from the NYSE that are available to foreign private issuers. Finally, if Progressive loses its foreign private issuer status, to the extent that Progressive were to offer or sell its securities outside of the U.S., it would have to comply with the generally more restrictive Regulation S requirements that apply to U.S. companies, which could limit the Corporation's ability to access capital markets in the future, and create a higher likelihood that investors would require Progressive to file resale registration statements with the SEC as a condition of any such financings.

Risks Related to the Business of the Combined Company

Progressive and Waste Connections may fail to realize all of the anticipated benefits of the Merger or those benefits may take longer to realize than expected. The combined company may also encounter significant difficulties in integrating the two businesses.

        The ability of Progressive and Waste Connections to realize the anticipated benefits of the transaction will depend, to a large extent, on the combined company's ability to integrate the two businesses. The combination of two independent businesses is a complex, costly and time-consuming process. As a result, Progressive and Waste Connections will be required to devote significant management attention and resources to integrating their business practices and operations. The integration process may disrupt the businesses and, if implemented ineffectively, would restrict the realization of the full-expected benefits. The failure to meet the challenges involved in integrating the two businesses and to realize the anticipated benefits of the transaction could cause an interruption of or a loss of momentum in, the activities of the combined company and could adversely affect the results of operations of the combined company.

        In addition, the overall integration of the businesses may result in material unanticipated problems, expenses, liabilities, competitive responses, loss of customer relationships, and diversion of management's attention. The difficulties of combining the operations of the companies include, among others:

  •
  the diversion of management's attention to integration matters;

  •
  difficulties in achieving anticipated cost savings, synergies, business opportunities and growth prospects from the combination;

  •
  difficulties in the integration of operations and systems;

  •
  conforming standards, controls, procedures and accounting and other policies, business cultures and compensation structures between the two companies;

  •
  difficulties in the assimilation of employees;

  •
  difficulties in managing the expanded operations of a significantly larger company;

  •
  difficulties in establishing effective uniform controls, systems, procedures and policies for the combined company;

  •
  challenges in keeping existing customers and obtaining new customers;

  •
  challenges in attracting and retaining key personnel; and

  •
  coordinating a geographically dispersed organization.

        Many of these factors will be outside of the control of Progressive or Waste Connections and any one of them could result in increased costs, decreases in the amount of expected revenues and diversion of management's time and energy, which could materially impact the business, financial condition and results of operations of the combined company. In addition, even if the operations of the businesses of Progressive and Waste Connections are integrated successfully, the full benefits of the transaction may not be realized, including the synergies, cost savings or sales or growth opportunities that are expected. These benefits may not be achieved within the anticipated time frame, or at all. Further, additional unanticipated costs may be incurred in the integration of the businesses of

Progressive and Waste Connections. All of these factors could cause dilution to the earnings per share of the combined company, decrease or delay the expected accretive effect of the transaction and negatively impact the price of the combined company's common shares. As a result, there can be no assurance that the combination of Progressive and Waste Connections will result in the realization of the full benefits anticipated from the transaction.

Progressive and Waste Connections have incurred and will incur direct and indirect costs as a result of the Merger.

        Progressive and Waste Connections have incurred and will incur substantial expenses in connection with completing the Merger, which are currently estimated to be approximately $66 million. A portion of the transaction costs related to the Merger will be incurred regardless of whether the Merger is completed. Progressive and Waste Connections also expect to incur substantial expenses in connection with coordinating the business, operations, policies and procedures of Progressive and Waste Connections over a period of time following the completion of the Merger, which are currently estimated to be approximately $90 million. There are a number of factors beyond Progressive's and Waste Connections' control that could affect the total amount or the timing of these transaction and coordination expenses, and Progressive's and Waste Connections' actual expenses incurred may be higher than the amounts currently estimated. Many of the expenses that will be incurred, by their nature, are difficult to estimate accurately. The expenses incurred may also exceed the costs historically borne by Progressive and Waste Connections. Any increase in the amount of costs actually incurred in excess of Progressive's and Waste Connections' current estimates could adversely affect the financial condition and results of operation of Progressive and Waste Connections prior to the Merger and of the combined company following the Merger.

The combined company's actual financial positions and results of operations may differ materially from the unaudited pro forma financial data included in this Circular.

        The pro forma financial information contained in this Circular is presented for illustrative purposes only and may not be an indication of what the combined company's financial position or results of operations would have been had the Merger been completed on the dates indicated. The pro forma financial information has been derived from the audited historical financial statements of Progressive and Waste Connections and certain adjustments and assumptions have been made regarding the combined company after giving effect to the Merger. The assets and liabilities of the combined company have been measured at fair value based on various preliminary estimates using assumptions that Progressive's management and Waste Connections' management believes are reasonable utilizing information currently available. The process for estimating the fair value of acquired assets and assumed liabilities requires the use of judgment in determining the appropriate assumptions and estimates. These estimates may be revised as additional information becomes available and as additional analyses are performed. Differences between preliminary estimates in the pro forma financial information and the final acquisition accounting will occur and could have a material impact on the pro forma financial information and the combined company's financial position and future results of operations. In addition, the selected pro forma data has not been adjusted to give effect to certain expected financial benefits of the Merger, such as tax savings and cost synergies, or the anticipated costs to achieve these benefits, including the cost of integration activities.

        In addition, the assumptions used in preparing the pro forma financial information may not prove to be accurate, and other factors may affect the combined company's financial condition or results of operations following the closing. Any material variance from the pro forma financial information may cause significant variations in the share price of the combined company. See "Unaudited Pro Forma Combined Financial Information" in Schedule G to this Circular.

The Merger may not be accretive and may cause dilution to the combined company's earnings per share, which may negatively affect the market price of the combined company's common shares.

        As described and based on the assumptions in the section of this Circular entitled "The Merger — Merger Consideration", in connection with the Merger, Progressive currently estimates that it will issue or reserve for issuance approximately 257,700,124 Progressive common shares (124,082,622 Progressive common shares if the Consolidation is effected), including approximately: (a) 255,025,907 Progressive common shares (122,794,986 Progressive common shares if the Consolidation is effected) issuable in exchange for the cancellation of 122,794,986 shares of Waste Connections common stock pursuant to the Merger; and (b) 2,674,217 Progressive common shares (1,287,636 Progressive common shares if the Consolidation is effected) reserved for issuance in respect of certain outstanding stock-based awards of Waste Connections that Progressive has agreed to assume pursuant to the Merger Agreement. In addition, in connection with the adoption of the New Incentive Plan, Progressive will reserve for issuance 10,384,215 Progressive common shares (5,000,000 Progressive common shares if the Consolidation is effected) on the exercise or settlement of equity incentive awards that may be issued from time to time under the New Incentive Plan. The issuance of these new Progressive common shares could have the effect of depressing the market price of the combined company's common shares.

        In addition, the combined company could also encounter additional transaction-related costs or other factors such as the failure to realize all of the benefits anticipated in the Merger. Although more than 15% accretion in adjusted free cash flow per share is expected to result from the combination in the first full year after the Merger, all of these factors could cause dilution to the combined company's earnings per share or decrease or delay the expected accretive effect of the Merger and cause a decrease in the market price of the combined company's common shares.

Progressive's status as a foreign corporation for U.S. federal income tax purposes or Progressive's and its affiliates' ability to claim interest deductions for U.S. federal income tax purposes on intercompany debt could be affected by a change in law and the Merger is conditioned upon such status not changing as a result of such a change in law.

        Progressive believes that, under current law, it is treated as a foreign corporation for U.S. federal income tax purposes. However, changes to the inversion rules in Section 7874 of the Code or the Treasury Regulations promulgated thereunder or other IRS guidance could adversely affect Progressive's status as a foreign corporation for U.S. federal income tax purposes, and any such changes could have prospective or retroactive application to Progressive, Waste Connections, their respective shareholders and affiliates, and/or the Merger. In addition, recent legislative proposals have aimed to expand the scope of U.S. corporate tax residence, and such legislation, if passed, could have an adverse effect on Progressive. For example, in February 2015, the President of the United States proposed legislation which would amend the anti-inversion rules to apply to a broader range of transactions closing after 2015. In addition, certain members of the U.S. Congress have introduced similar legislation that would apply retroactively to transactions, including the Merger, closing in May 2014 or later. If such legislation were enacted, it could cause the combined company to be treated as a domestic corporation for U.S. federal income tax purposes as of or after the Merger. Furthermore, on April 4, 2016, the U.S. Treasury Department and the IRS issued proposed Treasury Regulations under Section 385 of the Code that would treat certain intercompany debt as equity for U.S. federal income tax purposes, which when finalized would be retroactive to April 4, 2016. At the time the Merger Agreement was signed, Waste Connections and Progressive indicated that adjusted free cash flow for the combined company in the first year following the Merger was expected to exceed $625 million. Waste Connections and Progressive have considered the effect of the proposed Treasury Regulations on the combined company and believe that, if adopted in the form proposed, the proposed Treasury Regulations could cause intercompany debt if it were to exceed the currently outstanding debt of Waste Connections to be treated as equity, reducing the amount of deductible interest expense available to the combined company, which could reduce the adjusted free cash flow expected in the first year following the Merger by less than 3%. This change effected by the proposed Treasury Regulations, if adopted in the form proposed, could also impact adjusted free cash flow amounts in future years. No assurance can be given regarding whether, or in what form, these proposed Treasury Regulations will be finalized, or how they may affect the combined company. In addition, no assurance can be given that any additional guidance or Treasury Regulations would not limit the availability of tax deductions or other tax benefits that Progressive and its affiliates currently expect to realize after the Merger.

        It is a condition to each party's obligation to complete the Merger that (i) it will have received an opinion of its counsel to the effect that Progressive should not be treated as a domestic corporation for U.S. federal income tax purposes from and after the closing date of the Merger and (ii) that no change of law, regulation or interpretation since the signing date of the Merger Agreement will have imposed a material limitation on the deductibility for U.S. federal income tax purposes of interest on any current or reasonably anticipated debt obligation of Progressive and its affiliates (including Waste Connections and its affiliates after the Merger). However, even if these conditions are satisfied at the time the Merger is completed, it is possible that legislation enacted after the Merger could apply retroactively to cause the combined company to be treated as a domestic corporation for U.S. federal income tax purposes as of or after the Merger or to limit materially the deductibility of interest by the combined company and its affiliates (including Waste Connections and its affiliates after the Merger).

        For Canadian federal income tax purposes, Progressive will, regardless of any application of Section 7874 of the Code, be treated as a Canadian resident corporation by virtue of being incorporated in Canada and accordingly will be subject to Canadian federal income taxation on its worldwide income. Consequently, if the combined company were to be treated as a domestic corporation for U.S. federal income tax purposes, the combined company might be liable for both Canadian and U.S. federal income taxes, which could have a material adverse effect on its financial condition and results of operations.

Future changes to Canadian, U.S. and foreign tax laws could adversely affect the combined company.

        The U.S. Congress, the Organisation for Economic Co-operation and Development and other government agencies in jurisdictions where Progressive and its affiliates do business have had an extended focus on issues related to the taxation of multinational corporations. One example is in the area of "base erosion and profit shifting," where payments are made between affiliates from a jurisdiction with high tax rates to a jurisdiction with lower tax rates. The Organisation for Economic Co-operation and Development addressed fifteen specific actions as part of a comprehensive plan to create an agreed set of international rules for fighting base erosion and profit shifting that was presented in a report to the G20 finance ministers in October 2015. The G20 finance ministers subsequently endorsed the comprehensive plan. As a result, the tax laws in the United States, Canada, and other countries in which Progressive and its affiliates do business could change on a prospective or retroactive basis, and any such changes could adversely affect Progressive and its affiliates (including Waste Connections and its affiliates after the Merger).

Income taxes may be uncertain.

        Tax interpretations, regulations and legislation in the various jurisdictions in which Progressive and its affiliates operate are subject to measurement uncertainty and the interpretations can impact net income, income tax expense or recovery, and deferred income tax assets or liabilities. In addition, tax rules and regulations, including those relating to foreign jurisdictions, are subject to interpretation and require judgment by Progressive that may be challenged by the taxation authorities upon audit.

Legislative action in the U.S. could materially adversely affect the combined company.

        Legislative action may be taken by the U.S. Congress which, if ultimately enacted, could limit the availability of tax benefits or deductions that Progressive currently claims, override tax treaties upon which Progressive relies, or otherwise affect the taxes that the United States imposes on Progressive's operations. Such changes could materially adversely affect the combined company's effective tax rate and/or require the combined company to take further action, at potentially significant expense, to seek to preserve the combined company's effective tax rate. In addition, if proposals were enacted that had the effect of limiting the combined company's ability as a Canadian corporation to take advantage of tax treaties with the United States, the combined company could incur additional tax expense and/or otherwise incur business detriment.

Progressive may not be able to maintain a competitive effective corporate tax rate.

        Progressive cannot give any assurance as to what its effective tax rate will be in the future, because of, among other things, uncertainty regarding the tax policies of the jurisdictions where Progressive operates. Progressive's actual effective tax rate may vary from Progressive's expectation and that variance may be material. Additionally, the tax laws of Canada and other jurisdictions could change in the future, and such changes could cause a material change in Progressive's effective tax rate.

SELECTED HISTORICAL FINANCIAL DATA OF WASTE CONNECTIONS

        The selected historical consolidated financial data as of December 31, 2015 and 2014, and for each of the three years ended December 31, 2015, have been derived from Waste Connections' audited consolidated financial statements contained in its Annual Report on Form 10-K for the year ended December 31, 2015 incorporated by reference into this Circular. The selected historical financial data of Waste Connections as of December 31, 2013, 2012 and 2011, and for the years ended December 31, 2012 and 2011 have been derived from Waste Connections' audited consolidated financial statements for such years, which have not been incorporated by reference into this Circular.

        The information set forth below is only a summary and is not necessarily indicative of the results of future operations of Waste Connections or the combined company, and you should read the following information together with the information about Waste Connections set out in Schedule F to this Circular, as well as Waste Connections' audited consolidated financial statements, the related notes and the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in Waste Connections' Annual Report on Form 10-K for the year ended December 31, 2015, which is incorporated by reference in this Circular.

	YEARS ENDED DECEMBER 31,
	2015	2014	2013	2012	2011
	(in thousands, except share and per share data)
STATEMENT OF OPERATIONS DATA:
Revenues	$2,117,287	$2,079,166	$1,928,795	$1,661,618	$1,505,366

Operating income (loss)	(61,532)	449,269	393,444	316,147	317,062

Net income (loss)	(94,694)	233,327	196,005	159,660	166,171
Less: Net income attributable to noncontrolling interests	(1,070)	(802)	(350)	(567)	(932)

Net income (loss) attributable to Waste Connections	$(95,764)	$232,525	$195,655	$159,093	$165,239

Earnings (loss) per common share attributable to Waste Connections common stockholders:
Basic	$(0.78)	$1.87	$1.58	$1.31	$1.47

Diluted	$(0.78)	$1.86	$1.58	$1.31	$1.45

Shares used in the per share calculations:
Basic	123,491,931	124,215,346	123,597,540	121,172,381	112,720,444

Diluted	123,491,931	124,787,421	124,165,052	121,824,349	113,583,486

Cash dividends per common share	$0.535	$0.475	$0.415	$0.37	$0.315

Cash dividends paid	$65,990	$58,906	$51,213	$44,465	$35,566

Non-U.S. GAAP Financial Measures
Adjusted EBITDA(a)	$710,607	$717,078	$657,002	$528,419	$489,613

Adjusted net income attributable to Waste Connections(b)	$244,897	$254,236	$221,675	$188,050	$180,084

(a)
See page 103 for a reconciliation of Net income (loss) to Adjusted EBITDA.

(b)
See page 104 for a reconciliation of Net income (loss) to Adjusted net income attributable to Waste Connections.

	DECEMBER 31,
	2015	2014	2013	2012	2011
	(in thousands)
BALANCE SHEET DATA (AS OF PERIOD END):
Cash and equivalents	$10,974	$14,353	$13,591	$23,212	$12,643
Working capital surplus (deficit)	(15,847)	5,833	(16,513)	(55,086)	(34,544)
Property and equipment, net	2,738,288	2,594,205	2,450,649	2,457,606	1,450,469
Total assets	5,121,798	5,245,267	5,057,617	5,076,199	3,325,633
Long-term debt and notes payable	2,147,127	1,971,152	2,060,955	2,196,140	1,170,386
Total equity	1,991,784	2,233,741	2,048,207	1,883,130	1,399,687

Adjusted EBITDA

        Waste Connections presents adjusted EBITDA, a non-U.S. GAAP financial measure, supplementally because it is widely used by investors as a performance and valuation measure in the solid waste industry. Waste Connections' management uses adjusted EBITDA as one of the principal measures to evaluate and monitor the ongoing financial performance of its operations. Waste Connections defines adjusted EBITDA as net income (loss), plus or minus income tax provision (benefit), plus interest expense, plus depreciation and amortization expense, plus closure and post-closure accretion expense, plus or minus any loss or gain on impairments and other operating items, plus other expense, less other income. Waste Connections further adjusts this calculation to exclude the effects of other items Waste Connections' management believes impact the ability to assess the operating performance of Waste Connections' business. This measure is not a substitute for, and should be used in conjunction with, U.S. GAAP financial measures. Other companies may calculate adjusted EBITDA differently. Waste Connections' adjusted EBITDA for the years ended December 31, 2015, 2014, 2013, 2012 and 2011 are calculated as follows (amounts in thousands):

	Years Ended December 31,
	2015	2014	2013	2012	2011
	(in thousands)
Net income (loss)	$(94,694)	$233,327	$196,005	$159,660	$166,171
Plus (Less): Income tax provision (benefit)	(31,592)	152,335	124,916	105,443	106,958
Plus: Interest expense	64,236	64,674	73,579	53,037	44,520
Plus: Depreciation and amortization	269,434	257,944	243,864	193,584	167,100
Plus: Closure and post-closure accretion	3,978	3,627	2,967	2,581	1,967
Plus: Impairments and other operating items(a)	494,492	4,091	4,129	(1,924)	1,657
Less: Other expense (income), net	518	(1,067)	(1,056)	(1,993)	(587)
Adjustments:
Plus: Loss on prior office leases(b)	—	—	9,902	—	—
Plus: Acquisition-related costs(c)	4,235	2,147	1,946	6,415	1,744
Plus: Corporate relocation expenses(d)	—	—	750	8,031	83
Plus: Named executive officers' equity grants(e)	—	—	—	3,585	—

Adjusted EBITDA	$710,607	$717,078	$657,002	$528,419	$489,613

(a)
Reflects the addback of impairments and other operating items.

(b)
Reflects the addback of the loss on prior office leases resulting primarily from the relocation of Waste Connections corporate headquarters from California to Texas.

(c)
Reflects the addback of acquisition-related transaction costs.

(d)
Reflects the addback of costs associated with the relocation of Waste Connections corporate headquarters from California to Texas.

(e)
Reflects the addback of equity compensation expense incurred at the time Waste Connections' named executive officers' employment contracts were modified.

 Adjusted Net Income and Adjusted Net Income per Diluted Share

        Waste Connections presents adjusted net income and adjusted net income per diluted share, both non-U.S. GAAP financial measures, supplementally because they are widely used by investors as a valuation measure in the solid waste industry. Waste Connections' management uses adjusted net income and adjusted net income per diluted share as one of the principal measures to evaluate and monitor the ongoing financial performance of its operations. Waste Connections provide adjusted net income to exclude the effects of items management believes impact the comparability of operating results between periods. Adjusted net income has limitations due to the fact that it excludes items that have an impact on Waste Connections' financial condition and results of operations. Adjusted net income and adjusted net income per diluted share are not a substitute for, and should be used in conjunction with, U.S. GAAP financial measures. Other companies may calculate adjusted net income and adjusted net income per diluted share differently. Waste Connections' adjusted net income and adjusted net income per diluted share for the years ended December 31, 2015, 2014, 2013, 2012 and 2011, are calculated as follows (amounts in thousands, except per share amounts):

	Years Ended December 31,
	2015	2014	2013	2012	2011
	(in thousands, except share and per share data)
Reported net income (loss) attributable to Waste Connections	$(95,764)	$232,525	$195,655	$159,093	$165,239
Adjustments:
Amortization of intangibles(a)	29,077	27,000	25,410	24,557	20,064
Acquisition-related costs(b)	4,235	2,147	1,946	6,415	1,744
Impairments and other operating items(c)	494,492	4,091	4,129	(1,924)	1,657
Loss on prior office leases(d)	—	—	9,902	—	—
Corporate relocation expenses(e)	—	—	750	8,031	83
Named executive officers' equity grants(f)	—	—	—	3,585	—
Tax effect(g)	(182,945)	(12,747)	(16,117)	(14,309)	(8,703)
Impact of deferred tax adjustments(h)	(4,198)	1,220	—	2,602	—

Adjusted net income attributable to Waste Connections	$244,897	$254,236	$221,675	$188,050	$180,084

Diluted earnings (loss) per common share attributable to Waste Connections common stockholders:
Reported net income (loss)	$(0.78)	$1.86	$1.58	$1.31	$1.45

Adjusted net income	$1.98	$2.04	$1.79	$1.54	$1.59

Shares used in the per share calculations:
Reported diluted shares	123,491,931	124,787,421	124,165,052	121,824,349	113,583,486

Adjusted diluted shares(i)	123,871,636	124,787,421	124,165,052	121,824,349	113,583,486

(a)
Reflects the elimination of the non-cash amortization of acquisition-related intangible assets.

(b)
Reflects the elimination of acquisition-related transaction costs.

(c)
Reflects the addback of impairments and other operating items.

(d)
Reflects the addback of the loss on prior office leases resulting primarily from the relocation of Waste Connections' corporate headquarters from California to Texas.

(e)
Reflects the addback of costs associated with the relocation of Waste Connections' corporate headquarters from California to Texas.

(f)
Reflects the addback of equity compensation expense incurred at the time Waste Connections' named executive officers' employment contracts were modified.

(g)
The aggregate tax effect of the adjustments in footnotes (a) through (f) is calculated based on the applied tax rates for the respective periods.

(h)
Reflects (1) the elimination in 2015 of an increase to the income tax benefit primarily associated with a decrease in Waste Connections' deferred tax liabilities resulting from the impairment of assets in its E&P segment that impacted the geographical apportionment of its state income taxes, (2) the elimination in 2014 of an increase to the income tax provision associated with an increase in Waste Connections' deferred tax liabilities resulting from the enactment of New York State's 2014-2015 Budget Act on March 31, 2014 and (3) the elimination of an increase to the income tax provision associated with an increase in Waste Connections' deferred tax liabilities primarily resulting from the R360 acquisition.

(i)
Reflects reported diluted shares adjusted for shares that were excluded from the reported diluted shares calculation due to reporting a net loss during the year ended December 31, 2015.

SELECTED UNAUDITED PRO FORMA FINANCIAL DATA

        The following selected pro forma data gives effect to the Merger, for purposes of the unaudited pro forma condensed combined balance sheet data as of December 31, 2015 as if it had occurred on December 31, 2015, and for purposes of the unaudited pro forma condensed combined statement of operations data for the fiscal year ended December 31, 2015 as if the Merger had occurred on January 1, 2015.

        The selected pro forma data have been derived from, and should be read in conjunction with, the more detailed unaudited pro forma condensed combined financial information of the combined company attached as Schedule H to this Circular.

        In addition, the unaudited pro forma condensed combined financial information is based on, and should be read in conjunction with, the historical consolidated financial statements and related notes of each of Progressive and Waste Connections for the applicable periods, which have been incorporated by reference into this Circular. See "Selected Historical Financial Data of Waste Connections" and "Additional Information", Schedule G and Schedule H to this Circular. The selected pro forma data have been presented for illustrative purposes only and are not necessarily indicative of what the combined company's financial position or results of operations actually would have been had the Merger been completed as of the dates indicated. In addition, the selected pro forma data do not purport to project the future financial position or operating results of the combined company. Also, as explained in more detail in the accompanying notes to the unaudited pro forma condensed combined financial information, the preliminary fair values of assets acquired and liabilities assumed reflected in the selected pro forma data are subject to adjustment and may vary materially from the fair values that will be recorded upon completion of the Merger.

        In preparing the unaudited pro forma financial statements, Progressive and Waste Connections have made certain assumptions that affect the amounts reported in the unaudited pro forma financial statements. The unaudited pro forma financial statements are not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded upon consummation of the Merger and the other transactions contemplated by the Merger Agreement will differ from the pro forma information presented below. Pro forma adjustments have been made to account for significant accounting policy differences identified as of the date of this Circular. The review undertaken by Progressive and Waste Connections in preparing these pro forma statements was to identify significant accounting policy differences where the impact was potentially material and could reasonably be estimated. Further accounting policy differences may be identified after the consummation of the Merger. Any potential synergies that may be realized after consummation of the Merger have been excluded from the unaudited pro forma financial statements.

Year ended December 31, 2015
(Millions, except per share data)
Income Statement Data
Total revenues	$4,042,879
Operating income	117,257
Net income before income taxes	1,987
Net income attributable to the combined company	$9,001
Net earnings per weighted average share, basic and diluted	$0.05
Cash dividends per weighted average common share	$0.53

As at December 31, 2015
(Millions)
Balance Sheet Data (as of period end)
Total assets	$10,938,550
Total long-term debt (including current portion)	$3,696,912
Total shareholders' equity	$5,264,721

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER SHARE FINANCIAL DATA

        The following tables set forth certain historical, pro forma and pro forma equivalent per share financial information for Progressive common shares and Waste Connections common stock. The unaudited pro forma and pro forma equivalent per share financial information gives effect to the Merger as if the transaction had occurred on December 31, 2015.

        The pro forma per share income statement information for the year ended December 31, 2015 combines: (i) the historical consolidated statement of income of Progressive for the fiscal year ended December 31, 2015, and (ii) the historical consolidated statement of income of Waste Connections for the year ended December 31, 2015.

        The Waste Connections pro forma equivalent data per ordinary share financial information is calculated by multiplying the combined unaudited pro forma data per ordinary share amounts by the Exchange Ratio.

        The following information should be read in conjunction with the audited consolidated financial statements of Progressive for the year ended December 31, 2015, which are incorporated by reference into this Circular, and the audited consolidated financial statements of Waste Connections for the year ended December 31, 2015, which are incorporated by reference into this Circular. See "Selected Historical Financial Data of Waste Connections", "Additional Information" and Schedule G and Schedule H to this Circular. The unaudited pro forma information below is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the Merger had been completed as of the date indicated, nor is it necessarily indicative of the future operating results or financial position of the combined company. In addition, the unaudited pro forma information does not purport to project balance sheet data or results of operations data as of any future date or for any future period.

Year Ended December 31, 2015
Progressive Historical Per Share Data
Net income per weighted average share, basic and diluted	$1.12
Cash dividend per weighted average common share	$0.51
Book value per share (as of end of period end)	$10.33

Year Ended December 31, 2015
Waste Connections Historical Per Share Data
Net loss per weighted average share, basic and diluted	$(0.78)
Cash dividend per weighted average common share	$0.53
Book value per share (as of end of period end)	$16.28

Year Ended December 31, 2015
Unaudited Pro Forma Combined Per Share Data
Net income per weighted average share, basic and diluted	$0.05
Cash dividends per weighted average common share	$0.53
Book value per share (as of end of period end)	$30.08

Year Ended December 31, 2015
Unaudited Pro Forma Progressive Equivalent Per Share Data
Net income per weighted average share, basic and diluted	$0.02
Cash dividends per weighted average common share	$0.26
Book value per share (as of end of period end)	$14.48

MANAGEMENT CONTRACTS

        No management functions of Progressive or any subsidiaries are performed to any substantial degree by a person other than the directors or officers of Progressive.

AUDITORS, TRANSFER AGENT AND REGISTRAR

        Progressive's auditors are Deloitte LLP, Independent Registered Public Accounting Firm.

        Following completion of the Merger, it is anticipated that PricewaterhouseCoopers LLP, an independent registered public accounting firm, the current auditors of Waste Connections, will be appointed as the auditors of the combined company.

        The registrar and transfer agent for Progressive is Computershare Investor Services Inc.

LEGAL MATTERS

        Certain Canadian legal matters in connection with the Merger as they pertain to Progressive will be passed upon by Stikeman Elliott LLP. Certain U.S. legal matters in connection with the Merger as they pertain to Progressive will be passed upon by Weil, Gotshal & Manges LLP.

EXPERTS

        The consolidated financial statements of Progressive for the years ended December 31, 2015 and 2014, incorporated by reference in this Circular, have been audited by Deloitte LLP, Independent Registered Public Accounting Firm. Deloitte LLP is independent within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario.

        The consolidated financial statements of Waste Connections for the years ended December 31, 2015 and 2014, incorporated by reference in this Circular, have been audited by PricewaterhouseCoopers LLP, as set forth in their report thereon, included therein and incorporated herein by reference given on the authority of such firm as experts in auditing and accounting. PricewaterhouseCoopers LLP, an independent registered public accounting firm, is in compliance with the Securities and Exchange Commission (SEC) rules on auditor independence.

ADDITIONAL INFORMATION

        Financial information for the financial year ended December 31, 2015 is provided in the Corporation's annual financial statements and management's discussion and analysis which are incorporated by reference into this Circular.

        The Corporation's annual information form dated March 2, 2016 for the year ended December 31, 2015 includes additional information on the Audit Committee in the sections entitled "Audit Committee Information" and "Schedule A — Audit Committee Charter", including the relevant education and experience of the Audit Committee members.

        To obtain a copy of the Corporation's latest annual information form, this Circular or other information relating to the Corporation, please visit the Corporation's profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, or on our website at www.progressivewaste.com.

 OTHER MATTERS

        The directors and management of Progressive are not aware of any other matter to come before the Meeting other than as set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

DIRECTORS' APPROVAL

        The contents and the sending of the Notice of Meeting and this Circular have been approved by the Progressive board of directors.

DATED April 12, 2016

ON BEHALF OF THE BOARD OF DIRECTORS OF PROGRESSIVE WASTE SOLUTIONS LTD.

James J. Forese
Chair

GLOSSARY OF TERMS

        The following terms have the meanings set out below in the Circular and Summary:

"2014-2015 PSUs" has the meaning given to that term under "Interest of Management and Others in Material Transactions — Excise Tax Gross-Up; Acceleration of Certain Equity Awards" in Schedule F to this Circular.

"401(k)" has the meaning given to that term under "Compensation Discussion and Analysis — Elements of Total Compensation — Retirement Plans" in Schedule I to this Circular.

"Adjusted EBITDA" has the meaning given to that term on page 37 of this Circular.

"Administrator" has the meaning given to that term on page 72 of this Circular.

"allowable capital loss" has the meaning given to that term on page 88 of this Circular.

"Annual Resolutions" has the meaning given to that term on page 5 of this Circular.

"ASC 805" has the meaning given to that term on page H-6 of Schedule H to this Circular.

"ASC 820" has the meaning given to that term on page H-6 of Schedule H to this Circular.

"ASC" has the meaning given to that term on page H-6 of Schedule H to this Circular.

"Assumed WCN Plans" has the meaning given to that term on page 71 of this Circular.

"Award Agreement" has the meaning given to that term on page 72 of this Circular.

"Bennett Jones" has the meaning given to that term on page 41 of this Circular.

"BMO Capital Markets" means BMO Nesbitt Burns Inc.

"Broadridge" has the meaning given to that term on page 31 of this Circular.

"Canadian Takeover Bid Rules" means Multilateral Instrument 62-104 — Take-Over Bids band Issuer Bids and Part XX of the Securities Act (Ontario) and Ontario Securities Commission Rule 62-504 — Take-Over Bids and Issuer Bids.

"Circular" has the meaning given to that term on page 1 of this Circular.

"Closing Date" means the date on which the closing the Merger actually takes place, which is currently scheduled to be the third business day after the satisfaction or waiver of the last of the conditions to closing of the Merger set forth in the Merger Agreement.

"Code" means the United States Internal Revenue Code of 1986, as amended.

"Code of Conduct and Ethics" has the meaning given to that term under "Corporate Governance — General" in Schedule G to this Circular.

"Company A" has the meaning given to that term on page 38 of this Circular.

"Company B" has the meaning given to that term on page 38 of this Circular.

"competing acquisition proposal" has the meaning given to that term on page 63 of this Circular.

"Consolidation" has the meaning given to that term on page 5 of this Circular.

"Consolidation Ratio" has the meaning given to that term on page 81 of this Circular.

"Consolidation Resolution" has the meaning given to that term on page 5 of this Circular.

"Continuous Status as an Employee, Director or Consultant" has the meaning given to that term on page 75 of this Circular.

"Corporate Governance Guidelines and Board Charter" has the meaning given to that term on page G-4 of Schedule G to this Circular.

"Corporation" has the meaning given to that term on page 1 of this Circular.

"CRA" has the meaning given to that term on page 87 of this Circular.

"Current Master Note Purchase Agreement" has the meaning given to that term under "Indebtedness of the Combined Company Following the Merger — Notes" in Schedule G to this Circular.

"deferred stock award" means the shares of Waste Connections common underlying the Waste Connections restricted stock unit awards deferred pursuant to the non-qualified deferred compensation plan.

"Diversity Policy" has the meaning given to that term under "Statement of Corporate Governance Practices" in Schedule I to this Circular.

"DOJ" has the meaning given to that term on page 15 of this Circular.

"DPSP" has the meaning given to that term under "Compensation Discussion and Analysis — Elements of Total Compensation — Retirement Plans" in Schedule I to this Circular.

"EBIT" has the meaning given to that term under "Compensation Discussion and Analysis — Key Performance Elements of the Executive Compensation Program" in Schedule I to this Circular.

"E&P" has the meaning given to that term on page 7 of this Circular.

"Eastern Time" means the time in Toronto, Ontario.

"Eligible Individuals" has the meaning given to that term on page 72 of this Circular.

"Exchange Act" has the meaning given to that term under "Notice to U.S. Securityholders" in this Circular.

"exchange agent" has the meaning given to that term on page 53 of this Circular.

"Exchange Ratio" has the meaning given to that term on page 8 of this Circular.

"excluded shares" has the meaning given to that term on page 36 of this Circular.

"FASB" has the meaning given to that term on page H-6 of Schedule H to this Circular.

"Fractional Progressive Common Share Consideration" has the meaning given to that term on page 36 of this Circular.

"FTC" has the meaning given to that term on page 15 of this Circular.

"F.W. Cook" has the meaning given to that term under "Compensation Discussion and Analysis — Compensation Committee Advisor's Role in the Compensation Process" in Schedule I to this Circular.

"HSR Act" means the United Stated Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

"HSR Notification Form" has the meaning given to that term on page 49 of this Circular.

"Incentive Plan Resolution" has the meaning given to that term on page 5 of this Circular.

"Insider and Non-Employee Director Participation Restrictions" has the meaning given to that term on page 74 of this Circular.

"Intermediary" has the meaning given to that term on page 32 of this Circular.

"IRS" refers to the United States Internal Revenue Service.

"ITA" means the Income Tax Act (Canada) and the regulations thereunder as amended or replaced from time to time.

"J.P. Morgan" means J.P. Morgan Securities LLC.

"Locke Lord" has the meaning given to that term on page 41 of this Circular.

"Long Term Incentive Plans" means the annual long term incentive plans of Progressive which provide for the grants of long-term incentives, including equity grants, to executive officers of Progressive.

"LTIPs" has the meaning given to that term on page 90 of this Circular.

"material adverse effect" has the meaning given to that term on page 55 of this Circular.

"Meeting" has the meaning given to that term on page 1 of this Circular.

"Merger" has the meaning given to that term on page 5 of this Circular.

"Merger Agreement" has the meaning given to that term on page 5 of this Circular.

"Merger Consideration" has the meaning given to that term on page 8 of this Circular.

"Merger Sub" has the meaning given to that term on page 1 of this Circular.

"MI 61-101" has the meaning given to that term on page 84 of this Circular.

"Morgan Stanley" has the meaning given to that term on page 40 of this Circular.

"MSW" has the meaning given to that term under "Business of Waste Connections — Overview" in Schedule F to this Circular.

"Name Change" has the meaning given to that term on page 8 of this Circular.

"Name Change Sub" has the meaning given to that term on page 83 of this Circular.

"Named Executive Officers" or "NEOs" has the meaning given to that term under "Compensation Discussion and Analysis" in Schedule I to this Circular.

"New Credit Facility" has the meaning given to that term under "Indebtedness of the Combined Company Following the Merger — Credit Facilities" in Schedule G to this Circular.

"New Incentive Plan Deferred Share Units" has the meaning given to that term on page 74 of this Circular.

"New Incentive Plan Dividend Equivalents" has the meaning given to that term on page 74 of this Circular.

"New Incentive Plan Options" has the meaning given to that term on page 74 of this Circular.

"New Incentive Plan Performance Awards" has the meaning given to that term on page 74 of this Circular.

"New Incentive Plan Restricted Shares" has the meaning given to that term on page 74 of this Circular.

"New Incentive Plan Restricted Share Units" has the meaning given to that term on page 74 of this Circular.

"New Incentive Plan Share Payments" has the meaning given to that term on page 74 of this Circular.

"New Incentive Plan Warrants" has the meaning given to that term on page 74 of this Circular.

"NI 51-102" has the meaning given to that term on page 34 of this Circular.

"NI 58-101" has the meaning given to that term under "Statement of Corporate Governance Practices" in Schedule I to this Circular.

"non-qualified deferred compensation plan" means the non-qualified deferred compensation plan of Waste Connections dated amended and restated effective as of December 1, 2014.

"Non-Registered Holders" has the meaning given to that term on page 31 of this Circular.

"Non-Resident Holder" has the meaning given to that term on page 88 of this Circular.

"Notice of Meeting" has the meaning given to that term on page 1 of this Circular.

"NYSE" means the New York Stock Exchange.

"OBCA" means the Business Corporations Act (Ontario), as amended.

"OCF" has the meaning given to that term under "Compensation Discussion and Analysis — Elements of Total Compensation — Long-Term Incentive Programs" in Schedule I to this Circular.

"Option Plan" has the meaning given to that term under "Compensation Discussion and Analysis — Elements of Total Compensation — Share Option Plan" in Schedule I to this Circular.

"Outside Date" has the meaning given to that term on page 19 of this Circular.

"Participant" has the meaning given to that term on page 72 of this Circular.

"Performance Metrics" has the meaning given to that term under "Compensation Discussion and Analysis — Key Performance Elements of the Executive Compensation Program" in Schedule I to this Circular.

"Post-Merger Audit Committee" has the meaning given to that term under "Corporate Governance — General" in Schedule G to this Circular.

"Post-Merger board of directors" has the meaning given to that term under "Directors and Senior Officers — Directors" in Schedule G to this Circular.

"Post-Merger Compensation Committee" has the meaning given to that term under "Corporate Governance — General" in Schedule G to this Circular.

"Post-Merger Corporate Governance Guidelines and Board Charter" has the meaning given to that term under "Corporate Governance — General" in Schedule G to this Circular.

"Post-Merger Disclosure Committee" has the meaning given to that term under "Corporate Governance — General" in Schedule G to this Circular.

"Post-Merger Nominating and Corporate Governance Committee" has the meaning given to that term under "Corporate Governance — General" in Schedule G to this Circular.

"Program" has the meaning given to that term on page 72 of this Circular.

"Progressive" has the meaning given to that term on page 1 of this Circular.

"Progressive benefit plans" has the meaning given to that term on page 57 of this Circular.

"Progressive common shares" has the meaning given to that term on page 1 of this Circular.

"Progressive Expense Reimbursement" has the meaning given to that term on page 21 of this Circular.

"Progressive PSUs" has the meaning given to that term on page 91 of this Circular.

"Progressive restricted shares" has the meaning given to that term on page 91 of this Circular.

"Progressive Shareholder Transaction Approval" means the approval of the Transaction Resolution by at least a majority of the votes cast thereon either in person or by proxy at the Meeting.

"Progressive shareholders" has the meaning given to that term on page 1 of this Circular.

"Progressive Termination Fee" has the meaning given to that term on page 20 of this Circular.

"Proposed Amendments" has the meaning given to that term on page 87 of this Circular.

"Proxy Solicitation and Information Agent" has the meaning given to that term on page 1 of this Circular.

"Record Date" has the meaning given to that term on page 6 of this Circular.

"Registered Holders" has the meaning given to that term on page 31 of this Circular.

"Resident Holder" has the meaning given to that term on page 88 of this Circular.

"Restriction Period" has the meaning given to that term on page 74 of this Circular.

"ROIC" has the meaning given to that term under "Compensation Discussion and Analysis — Elements of Total Compensation — Long-Term Incentive Programs" in Schedule I to this Circular.

"SEC" has the meaning given to that term under "Notice to U.S. Securityholders" in this Circular.

"SEDAR" means the Canadian Securities' Administrators System for Electronic Document Analysis and Retrieval.

"selected pro forma data" has the meaning given to that term on page 26 of this Circular.

"SERP" has the meaning given to that term on page 90 of this Circular.

"SG&A" has the meaning given to that term on page H-9 of Schedule H to this Circular.

"Special Committee" has the meaning given to that term on page 37 of this Circular.

"Stikeman" has the meaning given to that term on page 37 of this Circular.

"STIP" has the meaning given to that term on page 90 of this Circular.

"Strategic Plan" has the meaning given to that term on page 37 of this Circular.

"superior proposal" has the meaning given to that term on page 63 of this Circular.

"Transaction Resolution" has the meaning given to that term on page 5 of this Circular.

"Transfer Agent" has the meaning given to that term on page 32 of this Circular.

"Treasury Regulations" means the Treasury Regulations promulgated under the Code.

"TSX" means the Toronto Stock Exchange.

"TSX Company Manual" means the TSX Company Manual issued by the TSX, as amended from time to time.

"U.S. GAAP" has the meaning given to that term on page 2 of this Circular.

"Voting Instruction Form" has the meaning given to that term on page 32 of this Circular.

"WACC" has the meaning given to that term on page H-9 of Schedule H this Circular.

"Waste Connections" has the meaning given to that term on page 1 of this Circular.

"Waste Connections Adjournment Proposal" has the meaning given to that term on page 51 of this Circular.

"Waste Connections benefit plans" has the meaning given to that term on page 57 of this Circular.

"Waste Connections Compensation Proposal" has the meaning given to that term on page 51 of this Circular.

"Waste Connections Expense Reimbursement" has the meaning given to that term on page 20 of this Circular.

"Waste Connections Merger Proposal" has the meaning given to that term on page 51 of this Circular.

"Waste Connections PSUs" has the meaning given to that term under "Interest of Management and Others in Material Transactions — Excise Tax Gross-Up; Acceleration of Certain Equity Awards" in Schedule F to this Circular.

"Waste Connections restricted stock unit awards" has the meaning given to that on page 36 of this Circular.

"Waste Connections Special Meeting" means the meeting of holders of shares of Waste Connections common stock for the purposes of seeking the Waste Connections Stockholder Approval, including any adjournment or postponement thereof.

"Waste Connections Stockholder Approval" means the affirmative vote of the holders of a majority of the outstanding shares of Waste Connections common stock entitled to vote upon the approval and adoption of the Waste Connections Merger Proposal at the Waste Connections Special Meeting.

"Waste Connections stockholders" has the meaning given to that term on page 8 of this Circular.

"Waste Connections Termination Fee" has the meaning given to that term on page 20 of this Circular.

"Waste Connections warrants" has the meaning given to that term on page 36 of this Circular.

"WCN 2004 Plan" has the meaning given to that term on page 71 of this Circular.

"WCN 2014 Plan" has the meaning given to that term on page 71 of this Circular.

"WCN Consultant Plan" has the meaning given to that term on page 71 of this Circular.

"Weil" has the meaning given to that term on page 37 of this Circular.

"WUTC" has the meaning given to that term under "Business of Waste Connections — Waste Services — Collection Services" in Schedule F to this Circular.

CONSENT OF J.P. MORGAN SECURITIES LLC

To: The Directors of Progressive Waste Solutions Ltd.

        We hereby consent to (i) the use of our opinion letter dated January 18, 2016 to the Board of Directors and the Special Committee of Progressive Waste Solutions Ltd. ("Progressive") included as Schedule C to the management information circular of Progressive dated April 12, 2016 (the "Circular") relating to the annual and special meeting of shareholders of Progressive to approve, among other things, a merger involving Progressive, Water Merger Sub LLC and Waste Connections, Inc. ("Waste Connections") pursuant to which Merger Sub and Waste Connections will merger, with Waste Connections being the surviving entity, and Progressive issuing common shares to the holders of shares of Waste Connections common stock and (ii) the references to such opinion in such Circular. In giving such consent, we do not admit that we come within the category of persons whose consent is required under the securities or other laws of Canada or the United States of America, nor do we admit that we are experts with respect to any part of the Circular within the meaning of the term "experts" under any such laws.

"J.P. Morgan Securities LLC"

New York, New York
April 12, 2016

CONSENT OF BMO NESBITT BURNS INC.

To: The Directors of Progressive Waste Solutions Ltd.

        We consent to the inclusion in the management information circular of Progressive Waste Solutions Ltd. ("Progressive") dated April 12, 2016 (the "Circular") of our fairness opinion dated January 18, 2016, a summary of our fairness opinion and references to our firm name and our fairness opinion in the Circular.

        In providing such consent, we do not intend that any person other than the Special Committee of the Board of Directors and the Board of Directors of Progressive be entitled to rely on our fairness opinion dated January 18, 2016.

"BMO Nesbitt Burns Inc."

Toronto, Ontario
April 12, 2016

SCHEDULE A
RESOLUTIONS TO BE APPROVED AT THE MEETING

Transaction Resolution

        "BE IT RESOLVED as an ordinary resolution of Progressive shareholders that:

  1.
  the business combination between Waste Connections and the Corporation as provided for by the Merger Agreement, pursuant to which Merger Sub will merge with and into Waste Connections (with Waste Connections surviving the Merger as a wholly-owned subsidiary of the Corporation) and each outstanding share of Waste Connections common stock will be converted into the right to receive 2.076843 Progressive common shares, all as more particularly described in the Circular, is hereby authorized and approved;

  2.
  the Corporation is hereby authorized to issue such number of common shares in the capital of the Corporation as is necessary to complete the Merger, being 2.076843 Progressive common shares for each share of Waste Connections common stock, and such other Progressive common shares as contemplated by the Merger Agreement;

  3.
  the Corporation is hereby authorized to adopt the WCN 2014 Plan, the WCN 2004 Plan and the WCN Consultant Plan, all as more particularly described in the Circular;

  4.
  the Merger Agreement, the actions of the directors of the Corporation in approving the business combination between Waste Connections and the Corporation as provided for by the Merger Agreement and the actions of the officers and directors of the Corporation in executing and delivering the Merger Agreement and any modifications or amendments thereto are hereby ratified and approved;

  5.
  notwithstanding that this resolution has been duly passed by Progressive shareholders, the directors of the Corporation are hereby authorized and empowered, at their discretion, without further notice to, or approval of, Progressive shareholders to (i) amend or modify the Merger Agreement to the extent permitted thereby; and (ii) not proceed with the business combination between Waste Connections and the Corporation as provided for by the Merger Agreement; and

  6.
  any director or officer of Progressive is hereby authorized and directed for and on behalf of the Corporation to execute or cause to be executed and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as, in such person's opinion, may be necessary or desirable to give full force and effect to the Transaction Resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such other document or instrument of any other such act or thing."

Consolidation Resolution

        "BE IT RESOLVED as a special resolution of Progressive shareholders that:

  1.
  the articles of the Corporation be amended to change the number of issued and outstanding Progressive common shares by consolidating the issued and outstanding Progressive common shares on the basis of one (1) Progressive common share on a post-Consolidation basis for every 2.076843 Progressive common shares on a pre-Consolidation basis, such amendment to take effect immediately following the completion of the Merger;

  2.
  any director or officer of the Corporation be and is hereby authorized, for and on behalf of the Corporation, to execute and deliver or cause to be delivered the Articles of Amendment to the Director under the OBCA following the completion of the Merger in order to implement the Consolidation;

  3.
  notwithstanding that this special resolution has been duly passed by Progressive shareholders, the directors of the Corporation are hereby authorized in their sole discretion to revoke this special resolution in whole or in part at any time prior to its being given effect without further notice to, or approval of, Progressive shareholders; and

  4.
  any one director or officer of the Corporation be and the same is hereby authorized, for and on behalf of the Corporation to execute or cause to be executed, and to deliver or cause to be delivered all such

A-1

    documents and filings, and to do or cause to be done all such acts and things, including the filing of all appropriate documents with the TSX so as to obtain final approvals of the Consolidation, as in the opinion of such director or officer may be necessary or desirable in order to carry out the terms of this Consolidation Resolution, such determination to be conclusively evidenced by the execution and delivery of such documents or the doing of any such act or thing."

Incentive Plan Resolution

        "BE IT RESOLVED as an ordinary resolution of Progressive shareholders that:

  1.
  the adoption of the New Incentive Plan by Progressive, as more particularly described in the Circular, and the reservation for issuance under the New Incentive Plan of 10,384,215 Progressive common shares (5,000,000 Progressive common shares if the Consolidation proposed by the Consolidation Resolution is not effected), such adoption and reservation to take effect no earlier than immediately following the completion of the Merger, is hereby authorized and approved;

  2.
  any one director or officer of Progressive is authorized to amend the New Incentive Plan should such amendments be required by applicable regulatory authorities including, but not limited to, the TSX; and

  3.
  any director or officer of Progressive is hereby authorized and directed for and on behalf of the Corporation to execute or cause to be executed and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as, in such person's opinion, may be necessary or desirable to give full force and effect to the Incentive Plan Resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such other document or instrument of any other such act or thing."

A-2

SCHEDULE B
MERGER AGREEMENT

AGREEMENT AND PLAN OF MERGER

by and among

PROGRESSIVE WASTE SOLUTIONS LTD.,

WATER MERGER SUB LLC

and

WASTE CONNECTIONS, INC.

dated as of

January 18, 2016

AGREEMENT AND PLAN OF MERGER

        This AGREEMENT AND PLAN OF MERGER (hereinafter referred to as this "Agreement"), dated January 18, 2016, is by and among Progressive Waste Solutions Ltd., a corporation existing under the laws of Ontario ("Parent"), Water Merger Sub LLC, a Delaware limited liability company and a direct or indirect wholly-owned subsidiary of Parent ("Merger Sub") and Waste Connections, Inc., a Delaware corporation (the "Company"). All capitalized terms used in this Agreement shall have the meanings ascribed to such terms in Section 9.5 or as otherwise defined elsewhere in this Agreement unless the context clearly provides otherwise. Parent, Merger Sub and the Company are each sometimes referred to herein as a "Party" and collectively as the "Parties".

RECITALS

        WHEREAS, the Parties wish to effect a business combination through the merger of Merger Sub with and into the Company, with the Company being the surviving corporation (the "Merger");

        WHEREAS, in connection with the Merger, and immediately following the consummation thereof, based on an implied exchange ratio of 0.4815 of a common share of Parent for each share of common stock of the Company, representing the inverse of the Exchange Ratio set forth in Section 2.1 hereof, the Company Shareholders shall own approximately 70% of the then total outstanding Parent Shares, members of the Company Board of Directors (as defined below) shall hold five of the seven director positions on the Parent Board of Directors (as defined below) and the name of Parent shall be changed to Waste Connections, Inc.;

        WHEREAS, in connection with the Merger, each outstanding share of common stock, par value $0.01 per share, of the Company (the "Company Common Stock" or "Company Shares") issued and outstanding immediately prior to the Effective Time shall be cancelled and each holder of Company Common Stock shall have the right to receive the Merger Consideration upon the terms and conditions set forth in this Agreement and in accordance with the General Corporation Law of the State of Delaware (the "DGCL") (other than Company Shares to be cancelled in accordance with Section 2.1(b));

        WHEREAS, the board of directors of the Company (the "Company Board of Directors") has determined that this Agreement and the transactions contemplated hereby (the "Transactions"), including the Merger, are advisable and in the best interests of the Company and its stockholders;

        WHEREAS, the Company Board of Directors has unanimously adopted resolutions approving the Merger, the execution of this Agreement and the consummation of the Transactions and declaring advisable and recommending that the Company's stockholders approve and adopt this Agreement (the "Company Board Recommendation") pursuant to the DGCL;

        WHEREAS, the board of directors of Parent (the "Parent Board of Directors") has unanimously approved this Agreement, determined that the consummation of the Transactions are in the best interests of Parent and resolved to recommend that Parent's shareholders vote to approve the Parent Shareholder Resolutions (the "Parent Board Recommendation");

        WHEREAS, Parent is the sole member of Merger Sub and has duly approved and authorized this Agreement, the Merger and the Transactions; and

        WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also prescribe various conditions to the Merger.

        NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I

THE MERGER

        Section 1.1    The Merger.    Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the DGCL and the Delaware Limited Liability Company Act (the "LLC Act"), at the Effective Time, Merger Sub shall be merged with and into the Company, whereupon the separate existence of Merger Sub will cease, with the Company surviving the Merger and continuing under the name "Waste Connections, Inc." or such other name as the Company designates (the Company, as the surviving corporation in the Merger, sometimes being referred to herein as the "Surviving Corporation"), such that following the Merger, the Surviving Corporation will be a wholly-owned subsidiary of Parent. The Merger shall have the effects provided in this Agreement and as specified in the DGCL and the LLC Act.

        Section 1.2    Closing.    The closing of the Merger (the "Closing") will take place at 10:00 a.m., Eastern Time, at the offices of Weil, Gotshal & Manges LLP, New York, NY 10153, on the third (3rd) business day after the satisfaction or waiver of the last of the conditions set forth in Article VII to be satisfied or waived (other than any such conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing), unless another date or place is agreed to in writing by the Company and Parent. The date on which the Closing actually takes place is referred to as the "Closing Date".

        Section 1.3    Effective Time.    On the Closing Date, the Parties shall cause a certificate of merger with respect to the Merger (the "Certificate of Merger") to be duly executed and filed with the DSOS as provided under the DGCL and the LLC Act and make any other filings, recordings or publications required to be made by the Company under the DGCL or Merger Sub under the LLC Act in connection with the Merger. The Merger shall become effective on such date and time as shall be agreed to by Parent and the Company and specified in the Certificate of Merger (the date and time the Merger becomes effective being the "Effective Time").

        Section 1.4    Governing Documents.    At the Effective Time, the certificate of incorporation and the bylaws of the Company as in effect immediately prior to the Effective Time shall be the certificate of incorporation and bylaws, respectively, of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law.

        Section 1.5    Officers and Directors of the Surviving Corporation.    From and after the Effective Time, the persons listed on Section 1.5 of the Company Disclosure Letter shall be the initial directors of the Surviving Corporation (unless otherwise specified by the Company), and shall hold office until their respective successors are duly elected and qualified, or their earlier death, incapacitation, retirement, resignation or removal. The officers of the Company immediately prior to the Effective Time, from and after the Effective Time, shall be the initial officers of the Surviving Corporation, and shall hold office until their respective successors are duly appointed and qualified, or their earlier death, incapacitation, retirement, resignation or termination.

ARTICLE II

TREATMENT OF SECURITIES

        Section 2.1    Treatment of Capital Stock.

          (a)    Treatment of Company Common Stock.    At the Effective Time, by virtue of the Merger and without any action on the part of the Parties or holders of any securities of the Company or of Merger Sub, subject to Section 2.1(d) and any applicable withholding Tax, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than Company Shares to be cancelled in accordance with Section 2.1(b)) shall be automatically converted into the right to receive 2.076843 (the "Exchange Ratio") fully paid and non-assessable Parent Shares (the "Merger Consideration"). For the avoidance of doubt, the Exchange Ratio and the Merger Consideration do not take into account the effects of the Consolidation. From and after the Effective Time, all such Company Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each applicable holder of such Company Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration therefor upon the surrender of such Company Shares in accordance with Section 2.2, including the right to receive, pursuant to Section 2.5, cash in lieu of fractional Parent Shares, if any, into which such Company Shares have been converted pursuant to this Section 2.1(a) (the "Fractional Share Consideration"), together with the amounts, if any, payable pursuant to Section 2.2(f).

          (b)    Cancellation of Company Common Stock.    At the Effective Time, all Company Shares owned by the Company, Parent or Merger Sub shall be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

          (c)    Treatment of Merger Sub Units.    At the Effective Time, each unit representing membership interests in Merger Sub issued and outstanding immediately prior to the Effective Time shall be cancelled and, in exchange for the cancellation of such units of Merger Sub and the funding of the aggregate Merger Consideration by Parent, the Surviving Corporation shall issue an equivalent number of fully paid and non-assessable shares of common stock, par value $0.01 per share, all of which shares shall be held by Parent, and which shall constitute the only outstanding shares of common stock of the Surviving Corporation immediately following the Effective Time.

          (d)    Adjustment to Merger Consideration.    The Merger Consideration shall be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Company Common Stock or Parent Shares, as applicable), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the number of shares of Company Common Stock or Parent Shares outstanding after the date hereof and prior to the Effective Time.

        Section 2.2    Payment for Securities; Surrender of Certificates.

          (a)    Exchange Fund.    Prior to the Effective Time, the Company shall designate a bank or trust company reasonably acceptable to Parent to act as the exchange agent in connection with the Merger (the "Exchange Agent"). The Exchange Agent shall also act as the agent for the Company's stockholders for the purpose of receiving and holding their Certificates and Book-Entry Shares and shall obtain no rights or interests in the shares represented thereby. At or prior to the Effective Time, Parent or Merger Sub shall deposit, or cause to be deposited, with the Exchange Agent (i) evidence of Parent Shares issuable pursuant to Section 2.1(a) in book-entry form equal to the aggregate Merger Consideration (excluding any Fractional Share Consideration), and (ii) cash in immediately available funds in an amount sufficient to pay any dividends under Section 2.2(f) (such evidence of book-entry Parent Shares and cash amounts, together with any dividends or other distributions with respect thereto, the "Exchange Fund"), in each case, for the sole benefit of the holders of shares of Company Common Stock. In the event the Exchange Fund shall be insufficient to pay any dividends under Section 2.2(f), Parent shall, or shall cause Merger Sub to, promptly deposit additional funds with the Exchange Agent in an amount which is equal to the deficiency in the amount required to make such payment. Parent shall cause the Exchange Agent to make, and the Exchange Agent shall make, delivery of the Merger Consideration and any amounts payable in respect of dividends or other distributions on Parent Shares in accordance with Section 2.2(f) out of the Exchange Fund in accordance with this Agreement. The Exchange Fund shall not be used for any purpose that is not expressly provided for in this Agreement. The cash portion of the Exchange Fund shall be invested by the Exchange Agent as reasonably directed by Parent; provided, however, that any investment of such cash shall in all events be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the U.S. government, in commercial paper rated P-1 or A-1 or better by Moody's Investors Service, Inc. or Standard & Poor's Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker's acceptances of commercial banks with capital exceeding $10 billion (based on the most recent financial statements of such bank that are then publicly available), and that no such investment or loss thereon shall affect the amounts payable to holders of Certificates or Book-Entry Shares entitled to receive such amounts pursuant to this Article II. Any interest and other income resulting from such investments shall be paid to the Surviving Corporation on the earlier of (A) one (1) year after the Effective Time or (B) the full payment of the Exchange Fund.

          (b)    Procedures for Surrender.    As soon as reasonably practicable after the Effective Time, but in no event more than five (5) business days following the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding Company Shares (the "Certificates") or non-certificated Company Shares represented by book-entry ("Book-Entry Shares") and whose Company Shares were converted pursuant to Section 2.1 into the right to receive the Merger Consideration (i) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu thereof) to the Exchange Agent and shall be in such form and have such other provisions as Parent may reasonably specify and (ii) instructions for effecting the surrender of the Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares in exchange for payment of the Merger Consideration into which such Company Shares have been converted pursuant to Section 2.1, including any amount payable in respect of Fractional Share Consideration in accordance with Section 2.5, and any dividends or other distributions on Parent Shares in accordance with Section 2.2(f). Upon surrender of a Certificate (or an affidavit of loss in lieu thereof) or Book-Entry Share for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate or Book-Entry Share shall be entitled to receive in exchange therefor the Merger Consideration pursuant to the provisions of this Article II, any Fractional Share Consideration that such holder has the right to receive pursuant to the provisions of Section 2.5, and any amounts that such holder has the right to receive in respect of dividends or other distributions on Parent Shares in accordance with Section 2.2(f) for each Company Share formerly represented by such Certificate or Book-Entry Share, to be mailed within five (5) business days following the Exchange Agent's receipt of such Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share, and the Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share so surrendered shall be forthwith cancelled. The Exchange Agent shall accept such Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate is registered, it shall be a condition precedent of payment that (A) the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and (B) the Person requesting such payment shall have paid any transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate surrendered or shall have established to the satisfaction of the Surviving Corporation that such Tax either has been paid or is not required to be paid. Payment of the Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered. Until surrendered as contemplated by this Section 2.2, each Certificate and Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration as contemplated by this Article II, including any amount payable in respect of Fractional Share Consideration in accordance with Section 2.5, and any dividends or other distributions on Parent Shares in accordance with Section 2.2(f), without interest thereon.

          (c)    Transfer Books; No Further Ownership Rights in Company Shares.    At the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of Company Shares on the records of the Company. From and after the Effective Time, the holders of Certificates or Book-Entry Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Company Shares except as otherwise provided for herein or by applicable Law. If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Agreement.

          (d)    Termination of Exchange Fund; No Liability.    At any time following twelve (12) months after the Effective Time, Parent shall be entitled to require the Exchange Agent to deliver to it any funds (including any interest received with respect thereto) remaining in the Exchange Fund that have not been disbursed, or for which disbursement is pending subject only to the Exchange Agent's routine administrative procedures, to holders of Certificates or Book-Entry Shares, and thereafter such holders shall be entitled to look only to Parent (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the Merger Consideration, including any amount payable in respect of Fractional Share Consideration in accordance with Section 2.5, and any dividends or other distributions on Parent Shares in accordance with Section 2.2(f), payable upon due surrender of their Certificates or Book-Entry Shares and compliance with the procedures in Section 2.2(b), without any interest thereon. Notwithstanding the foregoing, none of the Surviving Corporation, Parent or the Exchange Agent shall be liable to any holder of a Certificate or Book-Entry Share for any Merger Consideration or other amounts delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

          (e)    Lost, Stolen or Destroyed Certificates.    In the event that any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, the Merger Consideration payable in respect thereof pursuant to Section 2.1 hereof, including any amount payable in respect of Fractional Share

  Consideration in accordance with Section 2.5, and any dividends or other distributions on Parent Shares in accordance with Section 2.2(f).

          (f)    Dividends or Distributions with Respect to Parent Shares.    No dividends or other distributions with respect to Parent Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate or Book-Entry Share with respect to the Parent Shares issuable hereunder, and all such dividends and other distributions shall be paid by Parent to the Exchange Agent and shall be included in the Exchange Fund, in each case until the surrender of such Certificate or Book-Entry Share (or affidavit of loss in lieu thereof) in accordance with this Agreement. Subject to applicable Laws, following surrender of any such Certificate or Book-Entry Share (or affidavit of loss in lieu thereof) there shall be paid to the holder thereof, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such Parent Shares to which such holder is entitled pursuant to this Agreement and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such Parent Shares.

          (g)    Timing and Effect of Consolidation.    If the Parent Shareholder Consolidation Approvals are obtained, articles of Parent effecting the Consolidation will be filed immediately following the completion of the Merger. If the Consolidation has occurred prior to the time of delivery by the Exchange Agent of the Merger Consideration to any holders of the Company Shares, the aggregate Merger Consideration to be delivered by the Exchange Agent to each former holder of Company Common Stock shall be adjusted appropriately to reflect the effect of the Consolidation.

        Section 2.3    Treatment of Company Equity Awards.

          (a)    Company Warrants.    As of the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each warrant to purchase shares of Company Common Stock granted under any Company Equity Plan (each, a "Company Warrant"), that is outstanding and unexercised immediately prior to the Effective Time shall be assumed by Parent and shall be converted into a warrant (a "Parent Warrant") to acquire (A) that number of whole Parent Shares (rounded down to the nearest whole share) equal to the product obtained by multiplying (1) the number of shares of Company Common Stock subject to such Company Warrant immediately prior to the Effective Time by (2) the Exchange Ratio, (B) at an exercise price per Parent Share (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (1) the exercise price per share of Company Common Stock of such Company Warrant by (2) the Exchange Ratio. Except as otherwise provided in this Section 2.3(a), each such Parent Warrant assumed and converted pursuant to this Section 2.3(a) shall continue to have, and shall be subject to, the same terms and conditions as applied to the corresponding Company Warrant immediately prior to the Effective Time.

          (b)    Company RSU Awards.    As of the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each outstanding award of restricted stock units (whether time-based or performance-based), including any such units that are deferred under any deferred compensation plan of the Company that prior to the date hereof has been provided to Parent or is filed as an exhibit to any Company SEC Document as of the date hereof, that corresponds to a number of shares of Company Common Stock (each, a "Company RSU Award") under any Company Equity Plan shall be assumed by Parent and shall be converted into a restricted stock unit award corresponding to Parent Shares (each, a "Parent RSU Award") with respect to a number of Parent Shares (rounded up or down to the nearest whole share) equal to the product obtained by multiplying (i) the applicable number of shares of Company Common Stock subject to such Company RSU Award immediately prior to the Effective Time by (ii) the Exchange Ratio. Except as otherwise provided in this Section 2.3(b), each Parent RSU Award assumed and converted pursuant to this Section 2.3(b) shall continue to have, and shall be subject to, the same terms and conditions as applied to the corresponding Company RSU Award immediately prior to the Effective Time. Notwithstanding the foregoing, restricted stock units under a Company RSU Award that have vested as of the Closing Date but have not yet been settled as of such date shall be converted into the right to receive Parent Shares in the manner set forth in Section 2.1.

          (c)    Company Actions.    Prior to the Effective Time, the Company shall pass resolutions, provide any notices, obtain any consents, make any amendments to the Company Equity Plans or Company Equity Awards, and take such other actions as are necessary to provide for the treatment of the Company Warrants and Company RSU Awards (collectively, the "Company Equity Awards") as contemplated by this Section 2.3.

          (d)    Plans and Awards Assumed by Parent.    At the Effective Time, (i) Parent shall assume each outstanding Parent Warrant and Parent RSU Award, and (ii) if Parent determines (following the Effective Time) that it desires to do so, Parent may assume any or all of the Company Equity Plans, merge any such Company Equity Plan into any equity incentive plan of Parent or adopt new equity incentive plans of Parent. If Parent elects to so assume or merge any Company Equity Plan, then, under such Company Equity Plan, Parent shall be entitled to grant stock awards, to the extent permissible under applicable Law, using the share reserves of such Company Equity Plan as of the Effective Time, except that: (A) stock covered by such awards shall be Parent Shares; (B) all references in such Company Equity Plan to a number of shares of Company Common Stock shall be deemed amended to refer instead to a number of Parent Shares determined by multiplying the number of referenced shares of Company Common Stock by the Exchange Ratio, and rounding the resulting number down to the nearest whole number of Parent Shares; and (C) the board of directors of Parent or a committee thereof shall succeed to the authority and responsibility of the board of directors of the Company or any committee thereof with respect to the administration of such Company Equity Plan.

          (e)    Parent Actions.    Parent shall take all corporate action reasonably necessary to reserve for issuance a sufficient number of authorized but unissued Parent Shares for delivery upon exercise or settlement of the Parent Warrants and Parent RSU Awards in accordance with this Section 2.3.

        Section 2.4    Withholding.    The Company, Parent, Merger Sub and the Surviving Corporation shall be entitled to deduct and withhold, or cause the Exchange Agent to deduct and withhold, from the consideration otherwise payable to any Person pursuant to this Agreement, any amounts as are required to be withheld or deducted with respect to such consideration under the Code, or any applicable provisions of state, local or foreign Tax Law. To the extent that amounts are so withheld and timely remitted to the appropriate Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. The Company, Parent, Merger Sub, the Surviving Corporation and the Exchange Agent shall be authorized to sell or otherwise dispose of any Parent Shares otherwise payable to the Person as is necessary to provide sufficient funds to enable it to comply with its deduction or withholding obligation and such party shall notify the Person thereof and remit any unapplied balance of the net proceeds of such sale to such Person.

        Section 2.5    Fractional Shares.    No certificate or scrip representing fractional Parent Shares shall be issued upon the surrender for exchange of Certificates or Book-Entry Shares, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of Parent. The Exchange Agent, acting as agent for the holders of shares of Company Common Stock otherwise entitled to receive a fractional Parent Shares, will aggregate all fractional Parent Shares that would otherwise have been required to be distributed and cause them to be sold in the open market for the accounts of such holders. Notwithstanding any other provision of this Agreement, each holder of shares of Company Common Stock converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of a Parent Share shall receive, in lieu thereof, cash, without interest, in an amount equal to the proceeds from such sale by the Exchange Agent, if any, less any brokerage commissions or other fees, from the sale of such fractional Parent Shares in accordance with such holder's fractional interest in the aggregate number of Parent Shares sold.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

        Except as disclosed in the Company SEC Documents filed with the SEC since January 1, 2014 (including exhibits and other information incorporated by reference therein) and publicly available at least two calendar days prior to the date hereof (but excluding any forward looking disclosures set forth in any "risk factors" section, any disclosures in any "forward looking statements" section and any other disclosures included therein to the extent they are predictive or forward-looking in nature) or in the applicable Section of the disclosure letter delivered by the Company to Parent immediately prior to the execution of this Agreement (the "Company Disclosure Letter")

(it being agreed that disclosure of any item in any Section of the Company Disclosure Letter shall be deemed disclosure with respect to any other Section of this Agreement to which the relevance of such item is reasonably apparent), the Company represents and warrants to Parent as set forth below.

        Section 3.1    Qualification, Organization, Subsidiaries, etc.

          (a)    Each of the Company and its Subsidiaries is a legal entity duly organized, validly existing and, where relevant, in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or other entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, validly existing, qualified or, where relevant, in good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. The Company has filed with the SEC, prior to the date of this Agreement, a complete and accurate copy of the Company Certificate and the Company Bylaws as amended to the date hereof. The Company Certificate and the Company Bylaws are in full force and effect and the Company is not in violation of either the Company Certificate or the Company Bylaws.

          (b)    Subsidiaries.    All the issued and outstanding shares of capital stock of, or other equity interests in, each Company Subsidiary have been duly authorized and validly issued and are fully paid and non-assessable and are wholly-owned, directly or indirectly, by the Company free and clear of all Liens, other than Company Permitted Liens.

        Section 3.2    Capitalization.

          (a)    The authorized capital of the Company consists of 250,000,000 Company Shares and 7,500,000 shares of preferred stock, par value $.01 per share ("Company Preferred Stock"). As of the date of this Agreement, there were: (i) 122,395,906 Company Shares issued and outstanding; (ii) no shares of Company Preferred Stock are issued and outstanding; (iii) no Company Shares held in treasury; (iv) 150,616 Company Shares issuable upon the exercise of all outstanding Company Warrants; and (v) 1,298,454 Company Shares issuable upon the vesting of all outstanding Company RSU Awards.

          (b)   All outstanding Company Shares have been duly authorized and validly issued, are fully paid and non-assessable. All of the Company Shares issuable upon the exercise of rights under the Company Equity Plans, including outstanding Company Warrants, have been duly authorized and, upon issuance in accordance with their respective terms, will be validly issued as fully paid and non-assessable and are not and will not be subject to or issued in violation of, any pre-emptive rights. No Company Shares have been issued, and no Company Warrants have been granted, in violation of any Law or any pre-emptive or similar rights applicable to them. None of the Company's Subsidiaries own any Common Shares.

          (c)    The Company Equity Plans and the issuance of Company Shares under such plans (including all outstanding Company Warrants) have been duly authorized by the Company Board of Directors in compliance with Law and the terms of the Company Equity Plans, and have been recorded on the Company's financial statements in accordance with United States Generally Accepted Accounting Principles ("GAAP").

          (d)   Except for rights under the Company Equity Plans, including outstanding Company Warrants, there are no issued, outstanding or authorized options, equity-based awards, warrants, calls, conversion, pre-emptive, redemption, repurchase, stock appreciation or other rights, or any other agreements, arrangements, instruments or commitments of any kind that obligate the Company or any of its Subsidiaries to, directly or indirectly, issue or sell any securities of the Company or of any of its Subsidiaries, or give any Person a right to subscribe for or acquire, any securities of the Company or of any of its Subsidiaries.

          (e)    There are no issued, outstanding or authorized:

               (i)  obligations to repurchase, redeem or otherwise acquire any securities of the Company or of any of its Subsidiaries, or qualify securities for public distribution in Canada, the United States or elsewhere, or, other than as contemplated by this Agreement, with respect to the voting or disposition of any securities of the Company or of any of its Subsidiaries; or

              (ii)  notes, bonds, debentures or other evidences of Indebtedness or any other agreements, arrangements, instruments or commitments of any kind that give any Person, directly or indirectly, the right to vote with holders of Company Shares on any matter except as required by Law.

          (f)    All dividends or distributions on securities of the Company that have been declared or authorized have been paid in full.

        Section 3.3    Corporate Authority Relative to this Agreement; No Violation.

          (a)    The Company has all requisite corporate power and authority to enter into this Agreement and, subject (in the case of the Merger) to receipt of the Company Stockholder Approval, to perform its obligations hereunder and consummate the Transactions, including the Merger. The execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions have been duly and validly authorized by the Company Board of Directors and (in the case of the Merger, except for (i) receipt of the Company Stockholder Approval and (ii) the filing of the Certificate of Merger with the DSOS) no other corporate proceedings on the part of the Company are necessary to authorize the consummation of the Transactions. On or prior to the date hereof, the Company Board of Directors has unanimously (x) resolved that this Agreement and the Transactions, including the Merger, are in the best interests of the Company and its stockholders, (y) approved and declared advisable this Agreement and the Transactions, including the Merger, on the terms and subject to the conditions set forth herein, in accordance with the requirements of the DGCL, and (z) has adopted a resolution to make, subject to Section 5.3, the Company Board Recommendation. This Agreement has been duly and validly executed and delivered by the Company and, assuming this Agreement constitutes the valid and binding agreement of Parent and Merger Sub, constitutes the valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, examinership, fraudulent transfer, reorganization, moratorium or other similar Laws, now or hereafter in effect, affecting or relating to the enforcement of creditors' rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

          (b)   Other than in connection with or in compliance with (i) the provisions of the DGCL, (ii) the Securities Act, (iii) the Exchange Act, (iv) the HSR Act, (v) any applicable requirements of the NYSE and (vi) the matters set forth in Section 3.3(b) of the Company Disclosure Letter, no authorization, consent or approval of, or filing with, any Governmental Entity is necessary, under applicable Law, for the consummation by the Company of the Transactions, except for such authorizations, consents, approvals or filings that, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

          (c)    The execution and delivery by the Company of this Agreement do not, and, except as described in Section 3.3(b), the consummation of the Transactions and compliance with the provisions hereof will not (i) result in any violation or breach of, or default or change of control (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, modification, cancellation or acceleration of any material obligation or to the loss of a material benefit under any Contract, loan, guarantee of Indebtedness or credit agreement, note, bond, mortgage, indenture, lease, permit, concession, franchise or right binding upon the Company or any of the Company Subsidiaries or result in the creation of any Lien upon any of the properties, rights or assets of the Company or any Company Subsidiaries, other than Company Permitted Liens, (ii) conflict with or result in any violation of any provision of the Company Governing Documents or any of the organizational documents of any Company Subsidiary or (iii) conflict with or violate any Laws applicable to the Company or any of the Company Subsidiaries or any of their respective properties or assets, other than in the case of clauses (i), (ii) and (iii), any such violation, breach, conflict, default, termination, modification, cancellation, acceleration, right, loss or Lien that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

        Section 3.4    Reports and Financial Statements.

          (a)    From January 1, 2013 through the date of this Agreement, the Company has filed or furnished all forms, documents and reports required to be filed or furnished prior to the date hereof by it with the SEC (the "Company SEC Documents"). As of their respective dates, or, if amended, as of the date of (and giving effect

  to) the last such amendment, the Company SEC Documents complied in all material respects with the requirements of the Securities Act and the Exchange Act, as the case may be, and the applicable rules and regulations promulgated thereunder, and none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

          (b)   The consolidated financial statements (including all related notes and schedules) of the Company included in the Company SEC Documents when filed complied as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto in effect at the time of such filing and fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries, as at the respective dates thereof, and their consolidated statements of operations, consolidated statements of comprehensive income and consolidated statements of cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto) in conformity with GAAP (except, in the case of the unaudited statements, to the extent permitted by the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto).

        Section 3.5    Internal Controls and Procedures.    The Company has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. The Company's disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company's management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"). The Company's internal controls over financial reporting provide reasonable assurance regarding the reliability of the Company's financial reporting and the preparation of Company financial statements for external purposes in accordance with GAAP. Since January 1, 2013, the Company's principal executive officer and its principal financial officer have disclosed to the Company's auditors and the audit committee of the Company Board of Directors (i) all known significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company's ability to record, process, summarize and report financial information, and (ii) any known fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal controls. The Company has made available to Parent all such disclosures made by management to the Company's auditors and audit committee from January 1, 2013 to the date hereof.

        Section 3.6    No Undisclosed Liabilities.    Except (a) as disclosed, reflected or reserved against in the Company's consolidated balance sheet (or the notes thereto) as of December 31, 2014 included in the Company SEC Documents filed or furnished on or prior to the date hereof, (b) for liabilities incurred in the ordinary course of business since December 31, 2014, (c) as expressly permitted or contemplated by this Agreement and (d) for liabilities which have been discharged or paid in full in the ordinary course of business, as of the date hereof, neither the Company nor any Company Subsidiary has any material liabilities of any nature, whether or not accrued, contingent or otherwise. For purposes of this Section 3.6, the term "liabilities" shall not include liabilities or obligations of the Company or any Company Subsidiaries to perform under or comply with any applicable Law, action, judgment or Contract, but would include such liabilities and obligations if there has been a default or failure to perform or comply by the Company or any Company Subsidiary with any such liability or obligation if such default or failure would, with the giving of notice or passage of time or both, reasonably be expected to result in a monetary obligation or the imposition of injunctive or other equitable remedies.

        Section 3.7    Compliance with Laws; Permits.

          (a)    The Company and each Company Subsidiary is in compliance in all material respects with, and is not in default in any material respect under or in violation in any material respect of, any Laws applicable to the Company, any of such Subsidiaries or any of their respective businesses, properties or assets.

          (b)   The Company and the Company Subsidiaries are in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, clearances, approvals, registrations and orders of any Governmental Entity necessary for the Company and the Company Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (the "Company Permits"), except where the failure to have any of the Company Permits would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All Company Permits are in full force and effect, except where the failure to be in full force and effect would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

          (c)    Notwithstanding anything contained in this Section 3.7, no representation or warranty shall be deemed to be made in this Section 3.7 in respect of the matters referenced in Section 3.4, Section 3.5 or Section 3.13, or in respect of environmental, Tax, employee benefits or labor Law matters.

        Section 3.8    Environmental Laws and Regulations.    Except for such matters as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect: (a) the Company and its Subsidiaries are now and have been since January 1, 2013 in compliance with all applicable Environmental Laws; (b) since January 1, 2013, neither the Company nor any of its Subsidiaries has received any notice, demand letter, claim or request for information alleging that the Company or any of its Subsidiaries may be in violation of or subject to liability under any Environmental Law; (c) neither the Company nor any of its Subsidiaries is subject to any order, decree, injunction or agreement with any Governmental Entity imposing liability or obligations relating to any Environmental Law; and (d) the Company has all of the material Environmental Permits necessary for the conduct and operation of its business as now being conducted, and all such Environmental Permits are in good standing.

        Section 3.9    Employee Benefit Plans.

          (a)    Section 3.9(a) of the Company Disclosure Letter sets forth a true and complete list of each material Company Benefit Plan for current or former employees, directors or consultants of the Company or any Company Subsidiary. "Company Benefit Plan" means each employee benefit plan, policy or agreement, whether or not subject to ERISA, including, without limitation, each pension, welfare, bonus, stock, stock option or other equity-based compensation, incentive, deferred compensation, retirement or supplemental retirement, severance, retention, employment, consulting, gross-up, change-in-control, collective bargaining, profit sharing, vacation, cafeteria, dependent care, medical care, dental care, employee assistance, education or tuition assistance, and each insurance and other similar fringe or employee benefit plan, program, agreement or arrangement, in each case for the benefit of current or former employees, directors or consultants (or any dependent or beneficiary thereof) of the Company or any Company Subsidiary or with respect to which the Company or any Company Subsidiary has or may have any present or future obligation or liability (whether actual or contingent).

          (b)   With respect to each material Company Benefit Plan, the Company has made available to Parent correct and complete copies of (or, to the extent no such copy exists, a description of), in each case, to the extent applicable, (i) all plan documents, summary plan descriptions, summaries of material modifications, and amendments related to such plans and any related trust agreement; (ii) the most recent Internal Revenue Service determination, notification or opinion letter, (iii) the most recent tax return and the most recent audited financial statement and actuarial valuation report; and (iv) all related agreements, insurance contracts and other agreements which implement each such Company Benefit Plan.

          (c)    (i) Except as would not, individually, or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, each of the Company Benefit Plans has been operated and administered in material compliance with its terms and applicable Laws; (ii) each Company Benefit Plan is and has been established, qualified, funded and administered in accordance with applicable Law and in accordance with their terms, and, to the knowledge of Company, no fact or circumstance exists that would be reasonably expected to adversely affect the qualified or registered status of any Company Benefit Plan; (iii) no Company Benefit Plan provides benefits, including death or medical benefits (whether or not insured), with respect to current or former employees or directors of the Company or its Subsidiaries beyond their retirement or other termination of service, other than coverage mandated by applicable Law; (iv) except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, all contributions or other amounts payable by the Company or its Subsidiaries pursuant to each Company Benefit Plan in respect of current or prior plan years have been timely paid or accrued in accordance with GAAP or applicable international accounting standards; and (v) there are no pending, or to the knowledge of the Company, threatened or anticipated claims, actions, investigations or audits (other than routine claims for benefits) by, on behalf of or against any of the Company Benefit Plans that would reasonably be expected to result in a material liability to the Company or a Company Subsidiary.

          (d)   Except as set forth in Section 3.9(d) of the Company Disclosure Letter, neither the Company, any Company Subsidiary nor any of their respective ERISA Affiliates has or within the past six years has had an obligation to contribute to a defined benefit pension plan, including any such plan as defined in Section 3(35) of ERISA, a multiemployer pension plan, including any such plan as defined in Section 3(37) of ERISA, or any other pension plan subject to Title IV of ERISA, and no condition exists that is likely to cause the Company, any Company Subsidiary or any of their respective ERISA Affiliates to incur liability under Title IV of ERISA.

          (e)    Neither the execution and delivery of this Agreement nor the consummation of the Transactions (either alone or in conjunction with any other event) will (i) result in any payment or benefit becoming due to any current or former employee, director or consultant of the Company or any Company Subsidiary under any Company Benefit Plan or otherwise, (ii) increase any compensation or benefits otherwise payable or to be provided under any Company Benefit Plan, (iii) result in any acceleration of the time of payment, funding or vesting of any compensation or benefits, or (iv) result in the payment of any amount that could, individually or in combination with any other payment, constitute an "excess parachute payment," as defined in Section 280G(b)(1) of the Code.

          (f)    Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, each Company Benefit Plan has been maintained and operated in documentary and operational compliance with Section 409A of the Code or an available exemption therefrom. The Company is not a party to nor does it have any obligation under any Company Benefit Plan to compensate any person for excise Taxes payable pursuant to Section 4999 of the Code or for additional Taxes payable pursuant to Section 409A of the Code.

        Section 3.10    Absence of Certain Changes or Events.

          (a)    From December 31, 2014 through the date of this Agreement, there has not occurred any event, development, occurrence, change, or state of fact that has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

          (b)   From December 31, 2014 through the date of this Agreement, neither the Company nor any Company Subsidiary has taken any action that would constitute a breach of Section 5.1(ii) had such action been taken after the execution of this Agreement.

        Section 3.11    Investigation; Litigation.    As of the date hereof, (a) there is no material investigation or review pending (or, to the knowledge of the Company, threatened) by any Governmental Entity with respect to the Company or any Company Subsidiary or any of their respective properties, rights or assets, (b) there are no material claims, actions, suits or proceedings pending (or, to the knowledge of the Company, threatened) before any Governmental Entity against the Company or any Company Subsidiary or any of their respective properties, rights or assets, and (c) there are no material orders, judgments, injunctions, rulings or decrees of any Governmental Entity with respect to the Company or any Company Subsidiary or any of their respective properties, rights or assets.

        Section 3.12    Information Supplied.    The information relating to the Company and its Subsidiaries to be contained in the proxy statement in preliminary and definitive form relating to the Company Special Meeting, which will be used as a prospectus of Parent in the United States with respect to the Parent Shares issuable in the Merger (together with any amendments or supplements thereto, the "Proxy Statement/Prospectus"), and the registration statement on Form F-4 pursuant to which the offer and sale of Parent Shares in the Merger will be registered pursuant to the Securities Act and in which the Proxy Statement/Prospectus will be included as a prospectus of Parent (together with any amendments or supplements thereto, the "Form F-4") will not, on the date the Proxy Statement/Prospectus (and any amendment or supplement thereto) is first mailed to the stockholders of the Company or at the time the Form F-4 (and any amendment or supplement thereto) is declared effective or at the time of the Company Special Meeting, contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in light of the circumstances under which they were made, not false or misleading. The information relating to the Company and its Subsidiaries to be contained in the Parent Circular will not, on the date the Parent Circular (and any amendment or supplement thereto) is first mailed to the shareholders of Parent or at the time of the Parent Special Meeting, contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in light of the circumstances under which they were made, not false or misleading. The Proxy Statement/Prospectus will comply in all material respects as to form with the requirements of the Exchange Act and the rules and regulations promulgated thereunder. Notwithstanding the foregoing provisions of this Section 3.12, no representation or warranty is made by the Company with respect to information or statements made or incorporated by reference in the Proxy Statement/Prospectus, the Parent Circular or the Form F-4 which were not supplied by or on behalf of the Company.

        Section 3.13    Regulatory Matters.

          (a)    Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each of the Company and the Company Subsidiaries holds all Company Permits and clearances necessary for the lawful operating of the businesses of the Company or any Company Subsidiary (the "Company Regulatory Permits"); (ii) all such Company Regulatory Permits are valid and in full force and effect; and (iii) the Company is in compliance with the terms of all Company Regulatory Permits.

          (b)   Since January 1, 2013, neither the Company nor any Company Subsidiary has received any written notification or communication from any Governmental Entity of material noncompliance by, or liability of Company or the Company Subsidiaries under, any Laws.

          (c)    None of the Company or any Company Subsidiary is party to any corporate integrity agreements, deferred prosecution agreements, monitoring agreements, consent decrees, settlement orders, or similar agreements with or imposed by any Governmental Entity.

          (d)   Notwithstanding anything contained in this Section 3.13, no representation or warranty shall be deemed to be made in this Section 3.13 in respect of environmental, Tax, employee benefits or labor Law matters.

        Section 3.14    Tax Matters.

          (a)    Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect:

               (i)  all Tax Returns that are required to be filed by or with respect to the Company or any Company Subsidiary have been timely filed (taking into account any extension of time within which to file), and all such Tax Returns are true, complete and accurate and no claim has ever been made by any Governmental Entity in a jurisdiction in which the Company or any Company Subsidiary does not file Tax Returns that it is or may be subject to tax in that jurisdiction;

              (ii)  the Company and the Company Subsidiaries have paid all Taxes due and owing by any of them, including any Taxes required to be withheld and remitted from amounts owing to any employee, service provider, creditor, non-resident person or other third party (in each case, whether or not shown on any Tax Return), other than Taxes for which adequate reserves have been established in accordance with GAAP on the financial statements of the Company and the Company Subsidiaries;

             (iii)  there is not pending or threatened in writing any audit, examination, investigation or other proceeding with respect to any Taxes of the Company or any Company Subsidiary, nor are any such matters under discussion with any Governmental Entity other than for which adequate reserves have been established in accordance with GAAP on the financial statements of the Company and the Company Subsidiaries;

             (iv)  neither the Company nor any Company Subsidiary has waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency; and

              (v)  there are no Liens for Taxes upon any property or assets of the Company or any Company Subsidiary, except for the Company Permitted Liens.

          (b)    Neither the Company nor any Company Subsidiary has constituted a "distributing corporation" or a "controlled corporation" (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify in whole or in part for tax-free treatment under Section 355 of the Code or so much of Section 356 of the Code as relates to Section 355 of the Code (or any similar provisions of state, local, or non-U.S. Law) in the two years prior to the date of this Agreement.

          (c)    Neither the Company nor any Company Subsidiary is a party to any Tax allocation, sharing, indemnity, or reimbursement agreement or arrangement (other than (i) such an agreement or arrangement exclusively between or among the Company and the Company Subsidiaries or (ii) any customary Tax indemnification provisions in ordinary course commercial agreements or arrangements that are not primarily related to Taxes) or has any liability for material Taxes of any Person (other than the Company or any Company Subsidiary) under U.S. Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or non-U.S. Law) or as transferee or successor.

          (d)    Neither the Company nor any Company Subsidiary has entered into any "listed transaction" within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or any similar provision of state, local or non-U.S. Law).

          (e)    During the 36-month periods (i) ending on the date of this Agreement and (ii) ending on the Closing Date, neither the Company nor any predecessor of the Company has made or will have made any "non-ordinary course distributions" within the meaning of IRS Notice 2014-52.

        Section 3.15    Labor Matters.

          (a)    Neither the Company nor, to its knowledge, any Company Subsidiary is a party to, or bound by, any collective bargaining agreement or other Contract with a labor union or labor organization. Neither the Company nor any Company Subsidiary is subject to a labor dispute, strike or work stoppage except as would not have, individually or in the aggregate, a Company Material Adverse Effect. To the knowledge of the Company, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened involving employees of the Company or any Company Subsidiary, except for those the formation of which would not have, individually or in the aggregate, a Company Material Adverse Effect.

          (b)   The Transactions will not require the consent of, or advance notification to, any works councils, unions or similar labor organizations with respect to employees of the Company or any Company Subsidiary, other than any such consents the failure of which to obtain or advance notifications the failure of which to provide as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

          (c)    The Company and any Company Subsidiaries are in material compliance with all Laws relating to the employment of labor, relating to the terms and conditions of employees, former employees or prospective employees and other labor-related matters including, all Laws relating to discrimination, fair labor standards and occupational health and safety, wrongful discharge or violation of the personal rights of employees, former employees or prospective employees, wages, hours, social benefits contributions, severance pay, the WARN Act, collective bargaining, discrimination, safety and health, immigration, discrimination, workers' compensation and the collection and payment of withholding or social security taxes and any similar Tax. There are no material unfair labor practice charges or complaints pending or, to the knowledge of Company and any Company Subsidiary, threatened by or on behalf of any employee of group of employees of the Company or any Company Subsidiary.

        Section 3.16    Intellectual Property.

          (a)    Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) either the Company or a Company Subsidiary is the sole and exclusive owner of all right, title, and interest in and to, or is licensed or otherwise possesses legally enforceable rights to use, all Intellectual Property used in their respective businesses as currently conducted, and such rights comprise all Intellectual Property necessary and sufficient to enable the Company and its Subsidiaries to conduct their respective businesses in the manner in which such businesses are currently being conducted and proposed to be conducted; (ii) there are no pending or, to the knowledge of the Company, threatened claims against the Company or its Subsidiaries by any Person challenging the ownership, enforceability or validity of any Intellectual Property of the Company or any of its Subsidiaries or alleging infringement, misappropriation, or unauthorized use by the Company or its Subsidiaries for their use of any Intellectual Property in their respective businesses as currently conducted, and the Company and its Subsidiaries have not received written notice of any such claim; (iii) to the knowledge of the Company, the conduct of the businesses of the Company and its Subsidiaries does not infringe, misappropriate or otherwise violate, any Intellectual Property or any other similar proprietary right of any Person; and (iv) as of the date hereof, neither the Company nor any of its Subsidiaries has made any claim of a violation, infringement, or other violation by any Person of its rights to or in connection with any Intellectual Property used in the business of the Company or its Subsidiaries.

          (b)   Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and all of the Company Subsidiaries have complied in all material respects with (i) all of their privacy policies, (ii) all applicable privacy Laws and (iii) all contractual commitments that the Company or any of the Company Subsidiaries have entered into with respect to Personal Information. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, to the knowledge of the Company and the Company Subsidiaries, there have been no violations of any privacy Laws or privacy policies, and no data breaches involving any Personal Information, and there are no pending or threatened claims against the Company or any of the Company Subsidiaries by any Person challenging the Company's policies or practices with respect to privacy and data security. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and the Company Subsidiaries have commercially reasonable measures in place to safeguard the security, confidentiality, and integrity of Personal Information in their possession or control from unauthorized access, and neither the Company, any of the Company Subsidiaries, nor to the Company's knowledge, any other Person, has made any illegal or unauthorized use of Personal Information collected by or on behalf of the Company or the Company Subsidiaries.

        Section 3.17    Real Property.

          (a)    With respect to the real property owned by the Company or any Company Subsidiary at which the material operations of the Company and the Company Subsidiaries are conducted as of the date hereof (such property collectively, the "Company Owned Real Property"), except as would not be material, individually or in the aggregate, to the Company and the Company Subsidiaries, either the Company or a Company Subsidiary has good and valid title to such Company Owned Real Property, free and clear of all Liens, other than any such Lien (i) for Taxes or governmental assessments, charges or claims of payment not yet due and payable or being contested in good faith and for which adequate accruals or reserves have been established, (ii) which is a carriers', warehousemen's, mechanics', materialmen's, repairmen's or other similar Lien arising in the ordinary course of business, (iii) which is disclosed on the most recent consolidated balance sheet of the Company or notes thereto or securing liabilities reflected on such balance sheet, (iv) which was incurred in the ordinary course of business since the date of the most recent consolidated balance sheet of the Company or (v) which would not reasonably be expected to materially impair the continued use of the applicable property for the purposes for which the property is currently being used (any such Lien described in any of clauses (i) through (v), a "Company Permitted Lien"). As of the date hereof, neither the Company nor any of its Subsidiaries has received notice of any pending, and to the knowledge of the Company there is no threatened, condemnation proceeding with respect to any Company Owned Real Property, except proceedings which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

          (b)   Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each lease, sublease and other agreement under which the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy any real property at which the operations of the Company and its Subsidiaries are conducted as of the date hereof (the "Company Leased Real Property"), is valid, binding and in full force and effect, except that (A) enforcement may be subject to applicable bankruptcy, insolvency, examinership, fraudulent transfer, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors' rights generally and (B) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought and (ii) no uncured default on the part of the

  Company or, if applicable, its Subsidiary or, to the knowledge of the Company, the landlord thereunder exists with respect to any Company Leased Real Property. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of its Subsidiaries has a good and valid leasehold interest in or contractual right to use or occupy, subject to the terms of the lease, sublease or other agreement applicable thereto, the Company Leased Real Property, free and clear of all Liens, except for the Company Permitted Liens.

        Section 3.18    Opinion of Financial Advisor.    The Company Board of Directors has received the opinion of Morgan Stanley & Co. LLC, to the effect that, as of the date of such opinion and based upon and subject to the matters set forth therein, the Exchange Ratio provided for in the Merger is fair, from a financial point of view, to the holders of Company Shares. An executed copy of such opinion will be made available to Parent solely for informational purposes promptly after receipt thereof by the Company Board of Directors. As of the date of this Agreement, such opinion has not been withdrawn, revoked or modified.

        Section 3.19    Required Vote.    The Company Stockholder Approval is the only vote of holders of securities of the Company which is required to consummate the Transactions.

        Section 3.20    Material Contracts.

          (a)    Except for this Agreement and for any Contracts filed as an exhibit to any Company SEC Document, Section 3.20 of the Company Disclosure Letter contains a complete and correct list, as of the date of this Agreement, of each Contract described below in this Section 3.20(a) under which the Company or any Company Subsidiary has any current or future rights, responsibilities, obligations or liabilities (in each case, whether contingent or otherwise) or to which any of their respective properties or assets is subject, in each case as of the date of this Agreement (all Contracts of the type described in this Section 3.20(a) being referred to herein as the "Company Material Contracts"):

               (i)  any customer or client Contract that involves or that is reasonably likely to involve consideration in fiscal year 2015 in excess of $2,000,000;

              (ii)  any partnership, joint venture, strategic alliance or collaboration Contract that generates or that is reasonably likely to generate revenues in fiscal year 2015 in excess of $2,000,000;

             (iii)  each Contract between the Company, on the one hand, and any officer, director or affiliate (other than a wholly-owned Company Subsidiary) of the Company or any of their respective "associates" or "immediate family" members (as such terms are defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act), on the other hand, including any Contract pursuant to which the Company has an obligation to indemnify such officer, director, affiliate or family member;

             (iv)  any Contract (excluding licenses for commercially available off the shelf computer software that are generally available on standard terms for fees of no more than $2,000,000 annually or in the aggregate) under which the Company or any Company Subsidiary is granted any license, option or other right or immunity (including a covenant not to be sued or right to enforce or prosecute any patents) with respect to any Intellectual Property rights of a third party, which Contract is material to the Company and the Company Subsidiaries, taken as a whole; and

              (v)  any material collective bargaining agreement or other material Contract with any labor union.

          (b)   Neither the Company nor any Company Subsidiary is in breach of or default under the terms of any Company Material Contract where such breach or default would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the knowledge of the Company, as of the date hereof, no other party to any Company Material Contract is in breach of or default under the terms of any Company Material Contract where such breach or default would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Material Contract is a valid and binding obligation of the Company or the Company Subsidiary which is party thereto and, to the knowledge of the Company, of each other party thereto, and is in full force and effect, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, examinership, fraudulent transfer, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors' rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

        Section 3.21    Insurance.    Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date hereof, (a) all current insurance policies and Contracts of the Company and its Subsidiaries are in full force and effect and are valid and enforceable and (b) all premiums due thereunder have been paid. Neither the Company nor any of its Subsidiaries has received notice of cancellation or termination with respect to any third party insurance policies or Contracts (other than in connection with normal renewals of any such insurance policies or Contracts) where such cancellation or termination would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

        Section 3.22    Finders and Brokers.    Neither the Company nor any Company Subsidiary has employed any investment banker, broker or finder in connection with the Transactions, other than as set forth in Section 3.22 of the Company Disclosure Letter, who might be entitled to any fee or any commission in connection with or upon consummation of the Merger.

        Section 3.23    Takeover Statutes; No Rights Agreement.    The Company Board of Directors has taken all action necessary so that no "moratorium," "control share acquisition," "business combination," "fair price" or other form of anti-takeover Laws or regulations (collectively, "Takeover Laws") is applicable to the Merger and the other transactions contemplated by this Agreement. The Company does not have in effect any "poison pill" or shareholder rights plan.

        Section 3.24    No Other Representations.    Except for the representations and warranties contained in Article IV and in the tax representation letters described in Section 6.14, the Company acknowledges that neither Parent nor any Representative of Parent makes, and the Company acknowledges that it has not relied upon or otherwise been induced by, any other express or implied representation or warranty with respect to Parent or with respect to any other information provided or made available to the Company in connection with the Transactions, including any information, documents, projections, forecasts or other material made available to the Company or to the Company's Representatives in certain "data rooms" or management presentations in expectation of the Transactions.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

        Except as disclosed in the Parent Filings since January 1, 2014 (including exhibits and other information incorporated by reference therein) and publicly available at least two calendar days prior to the date hereof (but excluding any forward looking disclosures set forth in any "risk factors" section, any disclosures in any "forward looking statements" section and any other disclosures included therein to the extent they are predictive or forward-looking in nature) or in the applicable Section of the disclosure letter delivered by Parent to the Company immediately prior to the execution of this Agreement (the "Parent Disclosure Letter") (it being agreed that disclosure of any item in any Section of the Parent Disclosure Letter shall be deemed disclosure with respect to any other Section of this Agreement to which the relevance of such item is reasonably apparent), Parent, and Merger Sub jointly and severally represent and warrant to the Company as set forth below.

        Section 4.1    Qualification, Organization, Subsidiaries, etc.

          (a)    Each of Parent, Merger Sub and the Parent Subsidiaries is a legal entity duly organized, validly existing and, where relevant, in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or other entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, validly existing, qualified or, where relevant, in good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. The Parent Filings contain complete and accurate copies of the Parent Governing Documents. The Parent Governing Documents are in full force and effect and Parent is not in violation of the Parent Governing Documents.

          (b)    Subsidiaries.    All the issued and outstanding shares of capital stock of, or other equity interests in, each Parent Subsidiary have been duly authorized and validly issued and are fully paid and non-assessable and are wholly-owned, directly or indirectly, by Parent free and clear of all Liens, other than Parent Permitted Liens.

        Section 4.2    Share Capital.

          (a)    The authorized capital of the Parent consists of an unlimited number of common shares (the "Parent Shares"), an unlimited number of preferred shares (the "Parent Preferred Shares") and an unlimited number of special shares (the "Parent Special Shares"). As of the date of this Agreement, there were: (i) 109,303,356 Parent Shares issued and outstanding (including 496,672 Parent Restricted Common Shares); (ii) no Parent Special Shares issued and outstanding; (iii) no Parent Preferred Shares issued and outstanding; and (iv) 1,682,962 Parent Shares issuable upon the exercise of all outstanding Parent Options, including tandem Parent SARs.

          (b)   All outstanding Parent Shares have been duly authorized and validly issued, are fully paid and non-assessable. All of the Parent Shares issuable upon the exercise of rights under the Parent Stock Option Plan, including outstanding Parent Options, have been duly authorized and, upon issuance in accordance with their respective terms, will be validly issued as fully paid and non-assessable and are not and will not be subject to or issued in violation of, any pre-emptive rights. No Parent Shares have been issued, and no Parent Options have been granted, in violation of any Law or any pre-emptive or similar rights applicable to them. None of the Parent Subsidiaries own any Parent Shares.

          (c)    Section 4.2(c) of the Parent Disclosure Letter contains a list of the Parent Options and tandem Parent SARs, with details regarding the strike price, whether such Parent Options are vested or unvested, the number of participants to whom such Parent Options have been granted. The Parent Stock Option Plans and the issuance of Parent Shares under such plans (including all outstanding Parent Options) have been duly authorized by the Parent Board of Directors in compliance with Law and the terms of the Parent Stock Option Plans, and have been recorded on the Parent's financial statements in accordance with GAAP, and no such grants involved any "back dating," "forward dating," "spring loading" or similar practices.

          (d)   Section 4.2(d) of the Parent Disclosure Letter contains a list of the Parent PSUs, with details regarding the vesting schedule and the names of and the number of participants to whom such Parent PSUs have been granted.

          (e)    Section 4.2(e) of the Parent Disclosure Letter contains a list of the Parent SARs, with details regarding the reference price, the vesting schedule, and the names of and the number of participants to whom such Parent SARs have been granted.

          (f)    Except for rights under the Parent Stock Option Plans, including outstanding Parent Options, there are no issued, outstanding or authorized options, equity-based awards, warrants, calls, conversion, pre-emptive, redemption, repurchase, stock appreciation or other rights, or any other agreements, arrangements, instruments or commitments of any kind that obligate the Parent or any of its Subsidiaries to, directly or indirectly, issue or sell any securities of the Parent or of any of its Subsidiaries, or give any Person a right to subscribe for or acquire, any securities of the Parent or of any of its Subsidiaries.

          (g)   There are no issued, outstanding or authorized:

               (i)  obligations to repurchase, redeem or otherwise acquire any securities of the Parent or of any of its Subsidiaries, or qualify securities for public distribution in Canada, the United States or elsewhere, or, other than as contemplated by this Agreement, with respect to the voting or disposition of any securities of the Parent or of any of its Subsidiaries; or

              (ii)  notes, bonds, debentures or other evidences of Indebtedness or any other agreements, arrangements, instruments or commitments of any kind that give any Person, directly or indirectly, the right to vote with holders of Parent Shares on any matter except as required by Law.

          (h)    All dividends or distributions on securities of the Parent that have been declared or authorized have been paid in full.

        Section 4.3    Corporate Authority Relative to this Agreement; No Violation.

          (a)    Parent and Merger Sub have all requisite corporate or similar power and authority to enter into this Agreement and, subject (in the case of the issuance of Parent Shares in connection with the Merger and the Consolidation) to receipt of the Parent Shareholder Approvals, to consummate the Transactions, including the Merger. The execution and delivery of this Agreement and the consummation of the Transactions have been duly and validly authorized by the Parent Board of Directors and (in the case of the issuance of Parent Shares in connection with the Merger and the Consolidation, except for (i) receipt of the Parent Shareholder Approvals and (ii) the filing of the Certificate of Merger with the DSOS) no other corporate proceedings on the part of Parent or any Parent Subsidiary are necessary to authorize the consummation of the Transactions. On or prior to the date hereof, the Parent Board of Directors has unanimously (x) resolved that this Agreement and the consummation of the Transactions, including the issuance of Parent Shares in connection with the Merger, is in the best interests of Parent, and (y) resolved to recommend that the shareholders of Parent vote in favor of the approval of the Parent Shareholder Resolutions. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming this Agreement constitutes the valid and binding agreement of the Company, constitutes the valid and binding agreement of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, examinership, fraudulent transfer, reorganization, moratorium or other similar Laws, now or hereafter in effect, affecting or relating to the enforcement of creditors' rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

          (b)   Other than in connection with or in compliance with (i) the provisions of the DGCL and the LLC Act, (ii) the Securities Act, (iii) the Exchange Act, (iv) the HSR Act, (v) any applicable requirements of the Exchanges, and (vi) the matters set forth in Section 4.3(b) of the Parent Disclosure Letter, no authorization, consent or approval of, or filing with, any Governmental Entity is necessary, under applicable Law, for the consummation by Parent and Merger Sub of the Transactions, except for such authorizations, consents, approvals or filings that, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

          (c)    The execution and delivery by Parent and Merger Sub of this Agreement do not, and, except as described in Section 4.3(b), the consummation of the Transactions and compliance with the provisions hereof will not (i) result in any violation or breach of, or default or change of control (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, modification, cancellation or acceleration of any material obligation or to the loss of a material benefit under any Contract, loan, guarantee of Indebtedness or credit agreement, note, bond, mortgage, indenture, lease, permit, concession, franchise or right binding upon Parent or any of the Parent Subsidiaries or result in the creation of any Lien upon any of the properties, rights or assets of Parent or any Parent Subsidiaries, other than Parent Permitted Liens, (ii) conflict with or result in any violation of any provision of the Parent Governing Documents or the organizational documents of any Parent Subsidiary or (iii) conflict with or violate any Laws applicable to Parent or any of the Parent Subsidiaries or any of their respective properties or assets, other than in the case of clauses (i), (ii) and (iii), any such violation, breach, conflict, default, termination, modification, cancellation, acceleration, right, loss or Lien that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

        Section 4.4    Reports and Financial Statements.

          (a)    From January 1, 2013 through the date of this Agreement, Parent has filed or furnished all forms, documents and reports required to be filed or furnished prior to the date hereof by it under the profile of Parent on the System for Electronic Document Analysis Retrieval (SEDAR) or the Electronic Data Gathering, Analysis and Retrieval (EDGAR) (the "Parent Filings"). As of their respective dates, or, if amended, as of the date of (and giving effect to) the last such amendment, the Parent Filings complied in all material respects with the requirements of the Canadian Securities Laws and the applicable rules and regulations promulgated thereunder, and none of the Parent Filings contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

          (b)   The consolidated financial statements (including all related notes and schedules) of Parent included in the Parent Filings when filed complied as to form in all material respects with the applicable accounting requirements and Canadian Securities Laws with respect thereto in effect at the time of such filing and fairly present in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries, as at the respective dates thereof, and their statements of income, comprehensive income, financial performance and cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto) in conformity with GAAP (except, in the case of the unaudited statements, to the extent permitted by Canadian Securities Laws) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto).

        Section 4.5    Internal Controls and Procedures.

          (a)    Parent has established and maintains a system of disclosure controls and procedures that are designed to provide reasonable assurance that information required to be disclosed by Parent in its annual filings, interim filings or other reports filed or submitted by it under Canadian Securities Laws is recorded, processed, summarized and reported within the time periods specified in Canadian Securities Laws. Such disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by Parent in its annual filings, interim filings or other reports filed or submitted under Canadian Securities Laws are accumulated and communicated to Parent's management, including its chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

          (b)   Parent has designed under the supervision of Parent's Chief Executive Officer and Chief Financial Officer, and maintains a system of internal control over financial reporting that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes those procedures that (a) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Parent; (b) are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of Parent are being made only in accordance with authorizations of management and directors of Parent; and (c) are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Parent's assets that could have a material effect on the annual financial statements or interim financial reports.

          (c)    There is no material weakness (as such term is defined in National Instrument 52-109 — Certification of Disclosure in Issuers' Annual and Interim Filings) relating to the design, implementation or maintenance of its internal control over financial reporting, or fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of Parent. None of Parent, any of the Parent Subsidiaries, any director, officer, or, to the knowledge of Parent, auditor, accountant or representative of Parent or any of the Parent Subsidiaries has received or otherwise obtained knowledge of any material complaint, allegation, assertion, or claim, whether written or oral, regarding accounting, internal accounting controls or auditing matters, including any material complaint, allegation, assertion, or claim that Parent or any of the Parent Subsidiaries has engaged in questionable accounting or auditing practices, or any expression of concern from its employees regarding questionable accounting or auditing matters.

        Section 4.6    No Undisclosed Liabilities.    Except (a) as disclosed, reflected or reserved against in Parent's consolidated balance sheet (or the notes thereto) as of December 31, 2014 included in the Parent Filings filed or furnished on or prior to the date hereof, (b) for liabilities incurred in the ordinary course of business since December 31, 2014, (c) as expressly permitted or contemplated by this Agreement and (d) for liabilities which have been discharged or paid in full in the ordinary course of business, as of the date hereof, neither Parent nor any Parent Subsidiary has any material liabilities of any nature, whether or not accrued, contingent or otherwise. For purposes of this Section 4.6, the term "liabilities" shall not include liabilities or obligations of Parent or any Parent Subsidiaries to perform under or comply with any applicable Law, action, judgment or Contract, but would include such liabilities and obligations if there has been a default or failure to perform or comply by Parent or any Parent Subsidiaries with any such liability or obligation if such default or failure would, with the giving of notice or passage of time or both, reasonably be expected to result in a monetary obligation or the imposition of injunctive or other equitable remedies.

        Section 4.7    Compliance with Laws; Permits.

          (a)    Parent and each Parent Subsidiary is in compliance in all material respects with, and is not in default in any material respect under or in violation in any material respect of, any Laws applicable to Parent, any of such Subsidiaries or any of their respective businesses, properties or assets.

          (b)   Parent and the Parent Subsidiaries are in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, clearances, approvals, registrations and orders of any Governmental Entity necessary for Parent and the Parent Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (the "Parent Permits"), except where the failure to have any of the Parent Permits would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. All Parent Permits are in full force and effect, except where the failure to be in full force and effect would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

          (c)    Notwithstanding anything contained in this Section 4.7, no representation or warranty shall be deemed to be made in this Section 4.7 in respect of the matters referenced in Section 4.4, Section 4.5 or Section 4.13, or in respect of environmental, Tax, employee benefits or labor Law matters.

        Section 4.8    Environmental Laws and Regulations.    Except for such matters as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect: (a) Parent and its Subsidiaries are now and have been since January 1, 2013 in compliance with all applicable Environmental Laws; (b) since January 1, 2013, neither Parent nor any of its Subsidiaries has received any notice, demand letter, claim or request for information alleging that Parent or any of its Subsidiaries may be in violation of or subject to liability under any Environmental Law; (c) neither Parent nor any of its Subsidiaries is subject to any order, decree, injunction or agreement with any Governmental Entity imposing liability or obligations relating to any Environmental Law; and (d) Parent has all of the material Environmental Permits necessary for the conduct and operation of its business as now being conducted, and all such Environmental Permits are in good standing.

        Section 4.9    Employee Benefit Plans.

          (a)    Section 4.9(a) of the Parent Disclosure Letter sets forth a true and complete list of each material Parent Benefit Plan for current or former employees, directors or consultants of Parent or any Parent Subsidiary. "Parent Benefit Plan" means each employee benefit plan, policy or agreement, whether or not subject to ERISA, including, without limitation, each pension, welfare, bonus, stock, stock option or other equity-based compensation, incentive, deferred compensation, retirement or supplemental retirement, severance, retention, employment, consulting, gross-up, change-in-control, collective bargaining, profit sharing, vacation, cafeteria, dependent care, medical care, dental care, employee assistance, education or tuition assistance, and each insurance and other similar fringe or employee benefit plan, program, agreement or arrangement, in each case for the benefit of current or former employees, directors or consultants (or any dependent or beneficiary thereof) of Parent or any Parent Subsidiary or with respect to which Parent or any Parent Subsidiary has or may have any present or future obligation or liability (whether actual or contingent).

          (b)   With respect to each material Parent Benefit Plan, Parent has made available to the Company correct and complete copies of (or, to the extent no such copy exists, a description of), in each case, to the extent applicable, (i) all plan documents, summary plan descriptions, summaries of material modifications, and amendments related to such plans and any related trust agreement; (ii) the most recent Internal Revenue Service determination, notification or opinion letter, (iii) the most recent annual tax return and the most recent audited financial statement and actuarial valuation report; and (iv) all related agreements, insurance contracts and other agreements which implement each such Parent Benefit Plan.

          (c)    (i) Each of the Parent Benefit Plans has been operated and administered, in all material respects, in compliance with its terms and applicable Laws; (ii) each Parent Benefit Plan is and has been established, qualified, funded and administered in accordance with applicable Law and in accordance with their terms, and, to the Knowledge of Parent, no fact or circumstance exists that would be reasonably expected to adversely affect the qualified or registered status of any Parent Benefit Plan; (iii) no Parent Benefit Plan provides benefits, including death or medical benefits (whether or not insured), with respect to current or former employees or directors of Parent or its Subsidiaries beyond their retirement or other termination of service, other than coverage mandated by applicable Law; (iv) except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, all contributions or other amounts payable by Parent or its Subsidiaries pursuant to each Parent Benefit Plan in respect of current or prior plan years have been timely paid or accrued in accordance with GAAP or applicable international accounting standards; and (v) there are no pending, or to the knowledge of Parent, threatened or anticipated claims, actions, investigations or audits (other than routine claims for benefits) by, on behalf of or against any of the Parent Benefit Plans that would reasonably be expected to result in a material liability to Parent or a Parent Subsidiary.

          (d)   Neither the Parent, any Parent Subsidiary nor any of their respective ERISA Affiliates has or within the past six years has had an obligation to contribute to a defined benefit pension plan, including any such plan as defined in Section 3(35) of ERISA, a multiemployer pension plan, including any such plans as defined in Section 3(37) of ERISA, or any other pension plan subject to Title IV of ERISA, and no condition exists that is likely to cause Parent, any Parent Subsidiary or any of their respective ERISA Affiliates to incur liability under Title IV of ERISA.

          (e)    Neither the execution and delivery of this Agreement nor the consummation of the Transactions (either alone or in conjunction with any other event) will (i) result in any payment or benefit becoming due to any current or former employee, director or consultant of Parent or any Parent Subsidiary under any Parent Benefit Plan or otherwise, (ii) increase any compensation or benefits otherwise payable or to be provided under any Parent Benefit Plan or (iii) result in any acceleration of the time of payment, funding or vesting of any compensation or benefits, or (iv) result in the payment of any amount that could, individually or in combination with any other payment, constitute an "excess parachute payment," as defined in Section 280G(b)(1) of the Code.

          (f)    Each Parent Benefit Plan has been maintained and operated, in all material respects, in documentary and operational compliance with Section 409A of the Code or an available exemption therefrom. Parent is not a party to nor does it have any obligation under any Parent Benefit Plan to compensate any person for excise Taxes payable pursuant to Section 4999 of the Code or for additional Taxes payable pursuant to Section 409A of the Code.

        Section 4.10    Absence of Certain Changes or Events.

          (a)    From December 31, 2014 through the date of this Agreement, there has not occurred any event, development, occurrence, change, or state of fact that has had, or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

          (b)   From December 31, 2014 through the date of this Agreement, neither Parent nor any Parent Subsidiary has taken any action that would constitute a breach of Section 5.2(ii) had such action been taken after the execution of this Agreement.

        Section 4.11    Investigations; Litigation.    As of the date hereof, (a) there is no material investigation or review pending (or, to the knowledge of Parent, threatened) by any Governmental Entity with respect to Parent or any Parent Subsidiary or any of their respective properties, rights or assets, (b) there are no material claims, actions, suits or proceedings pending (or, to the knowledge of Parent, threatened) before any Governmental Entity against Parent or any Parent Subsidiary or any of their respective properties, rights or assets, and (c) there are no material orders, judgments or decrees of any Governmental Entity with respect to Parent or any Parent Subsidiary or any of their respective properties, rights or assets.

        Section 4.12    Information Supplied.    The information relating to Parent and its Subsidiaries (including Merger Sub) to be contained in the Proxy Statement/Prospectus and the Form F-4 will not, on the date the Proxy Statement/Prospectus (and any amendment or supplement thereto) is first mailed to shareholders of the Company or the Form F-4 (and any amendment or supplement thereto) is declared effective or at the time of the Company Special Meeting, contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in light of the circumstances under which they were made, not false or misleading. The information relating to Parent and its Subsidiaries to be contained in the Parent Circular will not, on the date the Parent Circular (and any amendment or supplement thereto) is first mailed to the shareholders of Parent or at the time of the Parent Special Meeting, contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in light of the circumstances under which they were made, not false or misleading. The Proxy Statement/Prospectus (other than the portions thereof relating solely to the meeting of the stockholders of the Company) and the Form F-4 will comply in all material respects as to form with the requirements of both the Exchange Act and the Securities Act and the rules and regulations promulgated thereunder. The Parent Circular will comply in all material respects as to form with the applicable requirements of Canadian Securities Laws, the Business Corporations Act (Ontario) and the Exchanges. Notwithstanding the foregoing provisions of this Section 4.12, no representation or warranty is made by Parent with respect to information or statements made or incorporated by reference in the Proxy Statement/Prospectus, the Parent Circular or the Form F-4 which were not supplied by or on behalf of Parent.

        Section 4.13    Regulatory Matters.

          (a)    Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) each of Parent and the Parent Subsidiaries holds all Parent Permits and clearances necessary for the lawful operating of the businesses of Parent or any Parent Subsidiary (the "Parent Regulatory Permits"); (ii) all such Parent Regulatory Permits are valid and in full force and effect; and (iii) Parent is in compliance with the terms of all Parent Regulatory Permits.

          (b)   Since January 1, 2013, neither Parent nor any of the Parent Subsidiaries has received any written notification or written communication from any Governmental Entity of material noncompliance by, or liability of Parent or the Parent Subsidiaries under, any Laws.

          (c)    None of the Parent or any Parent Subsidiary is party to any corporate integrity agreements, deferred prosecution agreements, monitoring agreements, consent decrees, settlement orders, or similar agreements with or imposed by any Governmental Entity.

          (d)   Notwithstanding anything contained in this Section 4.13, no representation or warranty shall be deemed to be made in this Section 4.13 in respect of environmental, Tax, employee benefits or labor Law matters.

        Section 4.14    Tax Matters.

          (a)    Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect:

               (i)  all Tax Returns that are required to be filed by or with respect to Parent or any Parent Subsidiary have been timely filed (taking into account any extension of time within which to file), and all such Tax Returns are true, complete and accurate and no claim has ever been made by any Governmental Entity in a jurisdiction in which Parent or any Parent Subsidiary does not file Tax Returns that it is or may be subject to tax in that jurisdiction;

              (ii)  Parent and the Parent Subsidiaries have paid all Taxes due and owing by any of them, including any Taxes required to be withheld and remitted from amounts owing to any employee, service provider, creditor, non-resident person or other third party (in each case, whether or not shown on any Tax Return), other than Taxes for which adequate reserves have been established in accordance with GAAP on the financial statements of Parent and the Parent Subsidiaries;

             (iii)  there is not pending or threatened in writing any audit, examination, investigation or other proceeding with respect to any Taxes of Parent or any Parent Subsidiary, nor are any such matters under discussion with any Governmental Entity, other than for which adequate reserves have been established in accordance with GAAP on the financial statements of Parent and the Parent Subsidiaries;

             (iv)  neither Parent nor any Parent Subsidiary has waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency; and

              (v)  there are no Liens for Taxes upon any property or assets of Parent or any Parent Subsidiary, except for Parent Permitted Liens.

          (b)    Neither Parent nor any Parent Subsidiary has constituted a "distributing corporation" or a "controlled corporation" (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify in whole or in part for tax-free treatment under Section 355 of the Code or so much of Section 356 of the Code as relates to Section 355 of the Code (or any similar provisions of state, local, or non-U.S. Law) in the two years prior to the date of this Agreement.

          (c)    Neither Parent nor any Parent Subsidiary is a party to any Tax allocation, sharing, indemnity, or reimbursement agreement or arrangement (other than (i) such an agreement or arrangement exclusively between or among the Company and the Company Subsidiaries or (ii) any customary Tax indemnification provisions in ordinary course commercial agreements or arrangements that are not primarily related to Taxes) or has any material liability for Taxes of any Person (other than Parent or any Parent Subsidiary) under U.S. Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or non-U.S. Law) or as transferee or successor.

          (d)    Neither Parent nor any Parent Subsidiary has entered into any "listed transaction" within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or any similar provision of state, local or non-U.S. Law).

          (e)    After giving effect to the Merger and all transactions contemplated by this Agreement, 50% or less of the gross value of Parent's "foreign group property" constitutes "foreign group nonqualified property" within the meaning of IRS Notice 2014-52.

          (f)    Parent is as of the date hereof, and at all times since its formation until the date hereof has been, treated as a foreign corporation for U.S. federal income tax purposes.

          (g)    Neither Parent nor any Parent Subsidiary has been a party to any contract or transaction in circumstances that could subject it to liability under Section 160 of the Canadian Income Tax Act or any substantially similar provision of other applicable Tax Laws.

          (h)    None of Sections 78, 80, 80.01, 80.02, 80.03 or 80.04 of the Canadian Income Tax Act, or any equivalent provision of other applicable Tax Laws, have applied with respect to Parent or any Parent Subsidiary.

          (i)     For all material transactions between Parent (or any Parent Subsidiary which is a resident of Canada for Tax purposes) and any Person who is not a resident of Canada and with whom Parent (or the applicable Parent Subsidiary) does not deal at arm's length (within the meaning of the Canadian Income Tax Act), Parent (or the applicable Parent Subsidiary) has made or obtained records or documents that meet the requirements of paragraphs 247(4)(a) to (c) of the Canadian Income Tax Act.

        Section 4.15    Labor Matters.

          (a)    Neither Parent nor, to its knowledge, any Parent Subsidiary is a party to, or bound by, any collective bargaining agreement or other Contract with a labor union or labor organization. Neither Parent nor any Parent Subsidiary is subject to a labor dispute, strike or work stoppage except as would not have, individually or in the aggregate, a Parent Material Adverse Effect. To the knowledge of Parent, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened involving employees of Parent or any Parent Subsidiary, except for those the formation of which would not have, individually or in the aggregate, a Parent Material Adverse Effect.

          (b)   The Transactions will not require the consent of, or advance notification to, any works councils, unions or similar labor organizations with respect to employees of Parent or any Parent Subsidiary, other than any such consents the failure of which to obtain or advance notifications the failure of which to provide as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

          (c)    Parent and any Parent Subsidiaries are in material compliance with all Laws relating to the employment of labor, relating to the terms and conditions of employees, former employees or prospective employees and other labor-related matters including, all Laws relating to discrimination, fair labor standards and occupational health and safety, wrongful discharge or violation of the personal rights of employees, former employees or prospective employees, wages, hours, social benefits contributions, severance pay, the WARN Act, collective bargaining, discrimination, safety and health, immigration, discrimination, workers' compensation and the collection and payment of withholding or social security taxes and any similar Tax. There are no material unfair labor practice charges or complaints pending or, to the knowledge of Parent and any Parent Subsidiary, threatened by or on behalf of any employee of group of employees of the Parent or any Parent Subsidiary.

        Section 4.16    Intellectual Property.

          (a)    Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect: (i) Section 4.16(a) of the Parent Disclosure Letter sets forth all patents, registered trademarks, registered copyrights, and pending applications for any patents, trademarks, or copyrights owned or purported to be owned by Parent or one of its Subsidiaries ("Registered Parent IP"); (ii) either Parent or a Parent Subsidiary is the sole and exclusive owner of all right, title, and interest in and to, or is licensed or otherwise possesses legally enforceable rights to use, all Intellectual Property used in their respective businesses as currently conducted, and such rights comprise all Intellectual Property necessary and sufficient to enable Parent and its Subsidiaries to conduct their respective businesses in the manner in which such businesses are currently being conducted and proposed to be conducted; (iii) there are no pending or, to the knowledge of Parent, threatened claims against Parent or its Subsidiaries by any Person challenging the ownership, enforceability or validity of an Intellectual Property of Parent or any of its Subsidiaries or alleging infringement, misappropriation, or unauthorized use by Parent or its Subsidiaries for their use of any Intellectual Property in their respective businesses as currently conducted, and Parent and its Subsidiaries have not received written notice of any such claim; (iv) to the knowledge of Parent, the conduct of the businesses of Parent and its Subsidiaries does not infringe, misappropriate or otherwise violate, any Intellectual Property or any other similar proprietary right of any Person; and (v) as of the date hereof, neither Parent nor any of its Subsidiaries has made any claim of a violation, infringement, or other violation by any Person of its rights to or in connection with any Intellectual Property used in the business of Parent or its Subsidiaries.

          (b)   Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and all of the Parent Subsidiaries have complied in all material respects with (i) all of their privacy policies, (ii) all applicable privacy Laws and (iii) all contractual commitments that Parent or any of its Subsidiaries have entered into with respect to Personal Information. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, to the knowledge of the Parent and the Parent Subsidiaries, there have been no violations of any privacy Laws or privacy policies, and no data breaches involving any Personal Information, and there are no pending or threatened claims against Parent or any of the Parent Subsidiaries by any Person challenging Parent's policies or practices with respect to privacy and data security. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and the Parent Subsidiaries have commercially reasonable measures in place to safeguard the security, confidentiality, and integrity of Personal Information in their possession or control from unauthorized access, and neither Parent, any of the Parent Subsidiaries, nor to Parent's knowledge, any other Person, has made any illegal or unauthorized use of Personal Information collected by or on behalf of Parent or the Parent Subsidiaries.

        Section 4.17    Real Property.

          (a)    With respect to the real property owned by Parent or any Subsidiary at which the material operations of Parent and the Parent Subsidiaries are conducted as of the date hereof (such property collectively, the "Parent Owned Real Property"), except as would not be material, individually or in the aggregate, to Parent and the Parent Subsidiaries, either Parent or a Parent Subsidiary has good and valid title to such Parent Owned Real Property, free and clear of all Liens, other than any such Lien (i) for Taxes or governmental assessments, charges or claims of payment not yet due and payable or being contested in good faith and for which adequate accruals or reserves have been established, (ii) which is a carriers', warehousemen's, mechanics', materialmen's, repairmen's or other similar Lien arising in the ordinary course of business, (iii) which is disclosed on the most recent consolidated balance sheet of Parent or notes thereto or securing liabilities reflected on such balance sheet, (iv) which was incurred in the ordinary course of business since the date of the most recent consolidated balance sheet of Parent or (v) which would not reasonably be expected to materially impair the continued use of the applicable property for the purposes for which the property is currently being used (any such Lien described in any of clauses (i) through (v), "Parent Permitted Lien"). As of the date hereof, neither Parent nor any of its Subsidiaries has received notice of any pending, and to the knowledge of Parent there is no threatened, condemnation proceeding with respect to any Parent Owned Real Property, except proceedings which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

          (b)   Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) each lease, sublease and other agreement under which Parent or any of its Subsidiaries uses or occupies or has the right to use or occupy any real property at which the operations of Parent and its Subsidiaries are conducted as of the date hereof (the "Parent Leased Real Property"), is valid, binding and in full force and effect, except that (A) enforcement may be subject to applicable bankruptcy, insolvency, examinership, fraudulent transfer, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors' rights generally and (B) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought and (ii) no uncured default on the part of Parent or, if applicable, its Subsidiary or, to the knowledge of Parent, the landlord thereunder exists with respect to any Parent Leased Real Property. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and each of its Subsidiaries has a good and valid leasehold interest in or contractual right to use or occupy, subject to the terms of the lease, sublease or other agreement applicable thereto, the Parent Leased Real Property, free and clear of all Liens, except for Parent Permitted Liens.

        Section 4.18    Opinions of Financial Advisors.    The Parent Board of Directors has received the opinion of J.P. Morgan Securities LLC and the opinion of BMO Capital Markets, to the effect that, as of the date of such opinions and based upon and subject to the matters set forth therein, the Exchange Ratio provided for in the Merger is fair, from a financial point of view, to Parent. Executed copies of such opinions will be made available to the Company solely for informational purposes promptly after receipt thereof by the Parent Board of Directors. As of the date of this Agreement, such opinions have not been withdrawn, revoked or modified.

        Section 4.19    Required Vote.    The Parent Shareholder Approvals are the only votes of holders of securities of Parent which are required to consummate the Transactions.

        Section 4.20    Material Contracts.

          (a)    Except for this Agreement, Section 4.20 of the Parent Disclosure Letter contains a complete and correct list, as of the date of this Agreement, of each Contract described below in this Section 4.20(a) under which Parent or any Parent Subsidiary has any current or future rights, responsibilities, obligations or liabilities (in each case, whether contingent or otherwise) or to which any of their respective properties or assets is subject, in each case as of the date of this Agreement (all Contracts of the type described in this Section 4.20(a) being referred to herein as the "Parent Material Contracts"):

               (i)  Any customer or client Contract that involves or that is reasonably likely to involve consideration in fiscal year 2015 in excess of $2,000,000;

              (ii)  any partnership, joint venture, strategic alliance or collaboration Contract which is material to Parent and its Subsidiaries, taken as a whole;

             (iii)  any Contract that (A) purports to materially limit either the type of business in which Parent or its Subsidiaries (or, after the Effective Time, the Company or its Subsidiaries) or any of their respective affiliates may engage or geographic area in which any of them may so engage in any business or (B) would require the disposition of any material assets or line of business of Parent or its Subsidiaries (or, after the Effective Time, the Company or its Subsidiaries) or any of their respective affiliates as a result of the consummation of the Transactions;

             (iv)  each acquisition or divestiture Contract or licensing agreement that contains representations, covenants, indemnities or other obligations (including "earn-out" or other contingent payment obligations) that would reasonably be expected to result in the receipt or making of future payments in excess of $2,000,000 in the twelve (12) month period following the date hereof;

              (v)  each Contract relating to outstanding Indebtedness of Parent or its Subsidiaries for borrowed money or any financial guaranty thereof (whether incurred, assumed, guaranteed or secured by any asset) in an amount in excess of $2,000,000 other than (A) Contracts solely among Parent and any wholly-owned Parent Subsidiary or a guarantee by Parent or a Parent Subsidiary of a Parent Subsidiary, (B) financial guarantees entered into in the ordinary course of business consistent with past practice not exceeding $2,000,000, individually or in the aggregate (other than surety or performance bonds, letters of credit or similar agreements entered into in the ordinary course of business consistent with past practice in each case to the extent not drawn upon), and (C) any Contracts relating to Indebtedness explicitly included in the consolidated financial statements in the Parent Filings;

             (vi)  each Contract between Parent, on the one hand, and any officer, director or affiliate (other than a wholly-owned Parent Subsidiary) of Parent or any of their respective "associates" or "immediate family" members (as such terms are defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act), on the other hand, including any Contract pursuant to which Parent has an obligation to indemnify such officer, director, affiliate or family member;

            (vii)  any Contract (excluding licenses for commercially available off the shelf computer software that are generally available on standard terms for fees of no more than $100,000 annually or in the aggregate) under which Parent or any Parent Subsidiary is granted any license, option or other right or immunity (including a covenant not to be sued or right to enforce or prosecute any patents) with respect to any Intellectual Property rights of a third party, which Contract is material to Parent and the Parent Subsidiaries, taken as a whole;

           (viii)  any Contract (excluding licenses for commercially available off the shelf computer software that are generally available on standard terms for fees of no more than $100,000 annually or in the aggregate) under which Parent or any Parent Subsidiary has granted to a third party any license, option or other right or immunity (including a covenant not to be sued or right to enforce or prosecute any patents) with respect to any Intellectual Property rights (including any development thereof), which Contract is material to Parent and the Parent Subsidiaries, taken as a whole;

             (ix)  any shareholders, investors rights, registration rights or similar agreement or arrangement of Parent or any of its Subsidiaries;

              (x)  any Contract that relates to any swap, forward, futures, or other similar derivative transaction with a notional value in excess of $2,000,000;

             (xi)  any material collective bargaining agreement or other material Contract with any labor union;

            (xii)  any Contract involving the settlement of any action or threatened action (or series of related actions) which will (A) involve payments after the date hereof of consideration in excess of $2,000,000 or (B) impose material monitoring or reporting obligations to any other Person outside the ordinary course of business; and

           (xiii)  any Contract not otherwise described in any other subsection of this Section 4.20(a) that would be required to be filed on SEDAR by the Company as a "material contract" under NI 51-102.

          (b)   Neither Parent nor any Parent Subsidiary is in breach of or default under the terms of any Parent Material Contract where such breach or default would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. To the knowledge of Parent, as of the date hereof, no other party to any Parent Material Contract is in breach of or default under the terms of any Parent Material Contract where such breach or default would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, each Parent Material Contract is a valid and binding obligation of Parent or the Subsidiary of Parent which is party thereto and, to the knowledge of Parent, of each other party thereto, and is in full force and effect, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, examinership, fraudulent transfer, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors' rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

        Section 4.21    Insurance.    Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, as of the date hereof, (a) all current insurance policies and Contracts of Parent and its Subsidiaries are in full force and effect and are valid and enforceable and (b) all premiums due thereunder have been paid. Neither Parent nor any of its Subsidiaries has received notice of cancellation or termination with respect to any third party insurance policies or Contracts (other than in connection with normal renewals of any such insurance policies or Contracts) where such cancellation or termination would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

        Section 4.22    Finders and Brokers.    Neither Parent nor any Parent Subsidiary has employed any investment banker, broker or finder in connection with the Transactions, other than as set forth in Section 4.22 of the Parent Disclosure Letter, who might be entitled to any fee or any commission in connection with or upon consummation of the Merger.

        Section 4.23    FCPA and Anti-Corruption.    Except for those matters which, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect:

          (a)    neither Parent nor any Parent Subsidiary, nor any director, manager or employee of Parent or any Parent Subsidiary has in the last five (5) years, in connection with the business of Parent or any Parent Subsidiary, itself or, to Parent's knowledge, any of its agents, representatives, sales intermediaries, or any other third party, in each case, acting on behalf of Parent or any Parent Subsidiary, taken any action in violation of the FCPA or other applicable Bribery Legislation (in each case to the extent applicable);

          (b)   neither Parent nor any Parent Subsidiary, nor any director, manager or employee of Parent or any Parent Subsidiary, are, or in the past five (5) years have been, subject to any actual, pending, or threatened civil, criminal, or administrative actions, suits, demands, claims, hearings, notices of violation, investigations, proceedings, demand letters, settlements, or enforcement actions, or made any voluntary disclosures to any Governmental Entity, involving Parent or any Parent Subsidiary in any way relating to applicable Bribery Legislation, including the FCPA;

          (c)    Parent and each Parent Subsidiary has made and kept books and records, accounts and other records, which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Parent and each Parent Subsidiary as required by the FCPA in all material respects;

          (d)   Parent and each Parent Subsidiary has instituted policies and procedures designed to ensure compliance with the FCPA and other applicable Bribery Legislation and maintain such policies and procedures in force; and

          (e)    no officer, director, or employee of Parent or any Parent Subsidiary is a Government Official.

        Section 4.24    No Merger Sub Activity.    Since the date of its incorporation, Merger Sub has not engaged in any activities other than in connection with this Agreement. At the Effective Time, Merger Sub will have no assets or liabilities of any kind, other than obligations pursuant to this Agreement.

        Section 4.25    No Other Representations.    Except for the representations and warranties contained in Article III and in the tax representation letters described in Section 6.14, Parent acknowledges that neither the Company nor any Representative of the Company makes, and Parent acknowledges that it has not relied upon or otherwise been induced by, any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or with respect to any other information provided or made available to Parent in connection with the Transactions, including any information, documents, projections, forecasts or other material made available to Parent or to Parent's Representatives in certain "data rooms" or management presentations in expectation of the Transactions.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS PENDING THE MERGER

        Section 5.1    Conduct of Business by the Company Pending the Closing.    The Company agrees that between the date of this Agreement and the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, except (a) as set forth in Section 5.1 of the Company Disclosure Letter, (b) as specifically required by this Agreement, (c) as required by Law or (d) as consented to in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), the Company (i) shall and shall cause each Company Subsidiary to, conduct its business in all material respects in the ordinary course of business consistent with past practice, and use reasonable best efforts to preserve intact its and their present business organizations and to preserve its and their present relationships with customers, suppliers and other Persons with whom it and they have material business relations; provided, however, that no action that is specifically permitted by any of clauses (a) through (e) of Section 5.1(ii) shall be deemed a breach of this clause (i), and (ii) agrees that between the date of this Agreement and the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, the Company shall not, and shall not permit any Company Subsidiary to:

          (a)    authorize or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock (whether in cash, assets, shares or other securities of the Company or any Company Subsidiary), except (i) that the Company may continue the declaration and payment of regular quarterly cash dividends on the Company Shares, not to exceed $0.145 per share for each quarterly dividend, with usual record and payment dates for such dividends in accordance with past dividend practice to the extent that any such dividend would not be a "non-ordinary course distribution" within the meaning of IRS Notice 2014-52, and (ii) for dividends and distributions paid or made on a pro rata basis by a Company Subsidiary in the ordinary course of business consistent with past practice or by a wholly-owned Company Subsidiary to the Company or another wholly-owned Company Subsidiary;

          (b)   split, combine, reduce or reclassify any of its capital stock, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock, except for any such transaction by a wholly-owned Company Subsidiary which remains a wholly-owned Company Subsidiary after consummation of such transaction;

          (c)    except as required by applicable Law or any Company Benefit Plan in existence as of the date hereof, (i) increase the compensation or benefits payable or to be provided to any of its directors or executive officers (other than increases in annual base salaries and target incentive compensation opportunities at times and in amounts in the ordinary course of business consistent with past practice), (ii) grant or increase to any of its directors or executive officers any severance, termination, change in control or retention pay, (iii) pay or award, or commit to pay or award, any cash bonuses or cash incentive compensation to any of its directors or executive officers (other than as permitted by clause (i) of this Section 5.1(c) and other than the payment of accrued and unpaid cash bonuses or other cash incentive compensation), (iv) enter into any employment, severance, change in control or retention agreement with any of its directors or executive officers (other than offer letters that do not otherwise provide for severance, change in control or retention payments or benefits), (v) establish, adopt, enter into, amend or terminate any collective bargaining agreement (other than a renewal of an existing collective bargaining agreement in the ordinary course or business) or Company Benefit Plan (or a plan or arrangement that would be a Company Benefit Plan if in existence as of the date hereof), or (vi) take any action to accelerate any payment or benefit, or the funding of any payment or benefit, payable or to be provided to any of its directors or executive officers;

          (d)   make any material change in financial accounting policies or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by GAAP, applicable Law or SEC policy;

          (e)    amend the Company Governing Documents, and shall not permit any Subsidiary of the Company to adopt any amendments to its governing documents;

          (f)    issue, deliver, grant, sell, pledge, dispose of or encumber, or authorize the issuance, delivery, grant, sale, pledge, disposition or encumbrance of, any shares in its capital stock (including restricted stock), voting securities or other equity interest in the Company or any Company Subsidiary or any securities convertible into or exchangeable for any such shares, voting securities or equity interest, or any rights, warrants or options to acquire any such shares in its capital stock, voting securities or equity interest or any "phantom" stock, "phantom" stock rights, stock appreciation rights or stock based performance units or take any action to cause to be exercisable any otherwise unexercisable Company Equity Award under any existing Company Equity Plan (except as otherwise provided by the express terms of any Company Equity Award outstanding on the date hereof), other than issuances of Company Shares (i) in respect of any exercise of Company Warrants or the vesting, lapse of restrictions with respect to or settlement of Company Equity Awards outstanding as of the date hereof, or issued in accordance with this Agreement, in each case, in accordance with their respective terms, (ii) pursuant to the terms of the Company Equity Plans, subject to Section 2.3(d) or (iii) transactions between the Company and a wholly-owned Company Subsidiary or between wholly-owned Company Subsidiaries;

          (g)   directly or indirectly, purchase, redeem or otherwise acquire any shares in its capital or any rights, warrants or options to acquire any such shares in its capital, except for (i) redemptions or acquisitions of Company Shares tendered by holders of Company Equity Awards in order to satisfy obligations to pay the exercise price and/or Tax withholding obligations with respect thereto, (ii) the redemption or acquisition by the Company of Company Equity Awards in connection with the forfeiture of such awards and (iii) transactions between the Company and a wholly-owned Company Subsidiary or between wholly-owned Company Subsidiaries;

          (h)    make any loans to any other Person, except for loans among the Company and its wholly-owned Company Subsidiaries or among the Company's wholly-owned Company Subsidiaries;

          (i)     make or change any material Tax election, change any Tax accounting period for purposes of a material Tax or material method of Tax accounting, file any material amended Tax Return, settle or compromise any audit or proceeding relating to a material amount of Taxes, agree to an extension or waiver of the statute of limitations with respect to a material amount of Taxes, enter into any "closing agreement" within the meaning of Section 7121 of the Code (or any similar provision of state, local, or non-U.S. Law) with respect to any material Tax, surrender any right to claim a material Tax refund, or take any action which would cause Parent to be treated as a domestic corporation for U.S. federal income tax purposes pursuant to Section 7874(b) of the Code from and after the Closing Date as a result of the Transactions; or

          (j)     agree, in writing or otherwise, to take any of the foregoing actions.

        Section 5.2    Conduct of Business by Parent Pending the Closing.    Parent agrees that between the date of this Agreement and the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, except (a) as set forth in Section 5.2 of the Parent Disclosure Letter, (b) as specifically required by this Agreement, (c) as required by Law or (d) as consented to in writing by the Company (which consent shall not be unreasonably withheld, delayed or conditioned), Parent (i) shall and shall cause each Parent Subsidiary to, conduct its business in all material respects in the ordinary course of business consistent with past practice, and use reasonable best efforts to preserve intact its and their present business organizations and to preserve its and their present relationships with customers, suppliers and other Persons with whom it and they have material business relations; provided, however, that no action that is specifically permitted by any of clauses (a) through (i) of Section 5.2(ii) shall be deemed a breach of this clause (i), and (ii) agrees that between the date of this Agreement and the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, Parent shall not, and shall not permit any Parent Subsidiary to:

          (a)    authorize or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock (whether in cash, assets, shares or other securities of Parent or any Parent Subsidiary), except (i) that Parent may continue the declaration and payment of regular quarterly cash dividends on the Parent Shares, not to exceed $0.17 per share for each quarterly dividend, with usual record and payment dates for such dividends in accordance with past dividend practice, and (ii) for dividends and distributions paid or made on a pro rata basis by a Parent Subsidiary in the ordinary course of business consistent with past practice or by a wholly-owned Parent Subsidiary to Parent or another wholly-owned Parent Subsidiary;

          (b)   split, combine, reduce or reclassify any of its capital stock (excluding the Consolidation, provided that the Consolidation shall not be consummated prior to the Effective Time), or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock, except for any such transaction by a wholly-owned Parent Subsidiary which remains a wholly-owned Parent Subsidiary after consummation of such transaction;

          (c)    except as required by applicable Law or any Parent Benefit Plan in existence as of the date hereof, (i) increase the compensation or benefits payable or to be provided to any of its directors, officers, employees or consultants, (ii) grant or increase to any of its directors, officers, employees or consultants any severance, termination, change in control or retention pay, (iii) pay or award, or commit to pay or award, any cash bonuses or cash incentive compensation (other than the payment of unpaid cash bonuses or other cash incentive compensation accrued as of December 31, 2015), (iv) enter into any employment, severance, change in control or retention agreement with any of its directors, officers, employees or consultants (other than offer letters that do not otherwise provide for severance, change in control or retention payments or benefits), (v) establish, adopt, enter into, amend or terminate any collective bargaining agreement (other than a renewal of an existing collective bargaining agreement in the ordinary course of business) or Parent Benefit Plan (or a plan or arrangement that would be a Parent Benefit Plan if in existence as of the date hereof), or (vi) take any action to accelerate any payment or benefit, or the funding of any payment or benefit, payable or to be provided to any of its directors, officers, employees or consultants;

          (d)   make any material change in financial accounting policies or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by GAAP, applicable Law or SEC policy;

          (e)    authorize or announce an intention to authorize, or enter into agreements providing for, any acquisitions of an equity interest in or the assets of any Person or any business or division thereof, or any mergers, consolidations or business combinations, except for (i) such transactions that collectively do not have purchase prices that exceed $1,000,000 in the aggregate (provided that any such transactions, individually or in the aggregate, would not reasonably be expected to prevent or materially delay or impede the consummation of the Transactions), (ii) capital expenditures otherwise permitted by Section 5.2(ii)(n), (iii) transactions between Parent and a wholly-owned Parent Subsidiary or between wholly-owned Parent Subsidiaries or (iv) the creation of new wholly-owned Subsidiaries organized to conduct or continue activities otherwise permitted by this Agreement;

          (f)    amend the Parent Governing Documents, and shall not permit any Subsidiary of Parent to adopt any amendments to its governing documents;

          (g)   issue, deliver, grant, sell, pledge, dispose of or encumber, or authorize the issuance, delivery, grant, sale, pledge, disposition or encumbrance of, any shares in its capital stock (including restricted stock), voting securities or other equity interest in Parent or any Parent Subsidiary or any securities convertible into or exchangeable for any such shares, voting securities or equity interest, or any rights, warrants or options to acquire any such shares in its capital stock, voting securities or equity interest or any "phantom" stock, "phantom" stock rights, stock appreciation rights or stock based performance units or take any action to cause to be exercisable any otherwise unexercisable Parent Equity Award under any existing Parent Equity Plan (except as otherwise provided by the express terms of any Parent Equity Award outstanding on the date hereof), other than (i) issuances of Parent Shares (A) in respect of any exercise of Parent Options under Parent Equity Awards or the vesting, lapse of restrictions with respect to or settlement of Parent Equity Awards outstanding as of the date hereof, or issued in accordance with this Agreement, in each case, in accordance with their respective terms, or (B) pursuant to the terms of the Parent Stock Option Plans or (ii) transactions between Parent and a wholly-owned Subsidiary of Parent or between wholly-owned Subsidiaries of Parent;

          (h)    directly or indirectly, purchase, redeem or otherwise acquire any shares in its capital or any rights, warrants or options to acquire any such shares in its capital, except for (i) redemptions or acquisitions of Parent Shares tendered by holders of Parent Equity Awards in order to satisfy obligations to pay the exercise price and/or Tax withholding obligations with respect thereto, (ii) the redemption or acquisition by Parent of Parent Equity Awards in connection with the forfeiture of such awards and (iii) transactions between Parent and a wholly-owned Parent Subsidiary or between wholly-owned Parent Subsidiaries;

          (i)     redeem, repurchase, prepay (other than prepayments of revolving loans), defease, incur, assume, endorse, guarantee or otherwise become liable for or modify in any material respects the terms of any Indebtedness for borrowed money or issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities (directly, contingently or otherwise), except for (i) any Indebtedness for borrowed money among Parent and its wholly-owned Parent Subsidiaries or among wholly-owned Parent Subsidiaries, (ii) Indebtedness for borrowed money incurred to replace, renew, extend, refinance or refund any existing Indebtedness for borrowed money of Parent or any of the Parent Subsidiaries maturing on or prior to the six (6) month anniversary of the date of such refinancing, (iii) guarantees by Parent of Indebtedness for borrowed money of Parent Subsidiaries or guarantees by Parent Subsidiaries of Indebtedness for borrowed money of Parent or any Parent Subsidiary, which Indebtedness is incurred in compliance with this clause (i), (iv) Indebtedness for borrowed money incurred pursuant to agreements entered into by Parent or any Parent Subsidiary in effect prior to the execution of this Agreement and set forth in Section 5.2(ii)(i) of the Parent Disclosure Letter; provided that any such Indebtedness shall be drawn solely in the ordinary course of business, and in an aggregate amount not to exceed $28,000,000, and (v) transactions at the stated maturity of such Indebtedness and required amortization or mandatory prepayments;

          (j)     make any loans to any other Person, except for loans among Parent and its wholly-owned Parent Subsidiaries or among Parent's wholly-owned Parent Subsidiaries;

          (k)    sell, lease, license, transfer, exchange, swap or otherwise dispose of, or subject to any Lien (other than Parent Permitted Liens), any of its properties or assets (including shares in the capital of the Parent Subsidiaries), except (i) pursuant to an existing agreement in effect prior to the execution of this Agreement that is listed on Section 5.2(ii)(k) of the Parent Disclosure Letter, (ii) in the case of Liens, as required in connection with any Indebtedness permitted to be incurred pursuant to Section 5.2(ii)(i), (iii) such transactions with neither a fair market value of the assets or properties nor an aggregate purchase price that exceeds $1,000,000 in the aggregate for all such transactions and (iv) for transactions among Parent and its wholly-owned Parent Subsidiaries or among wholly-owned Parent Subsidiaries;

          (l)     compromise or settle any claim, litigation, investigation or proceeding, in each case made or pending by or against Parent or any of the Parent Subsidiaries (for the avoidance of doubt, including any compromise or settlement with respect to matters in which any of them is a plaintiff), or any of their officers and directors in their capacities as such, other than the compromise or settlement of claims, litigation, investigations or proceedings that: (i) is for an amount (in excess of insurance proceeds) not to exceed, for any such compromise or settlement individually or in the aggregate, $5,000,000, (ii) does not impose any injunctive relief on Parent and the Parent Subsidiaries and (iii) does not provide for the license covenant not to assert, or otherwise granting of any rights, of or under any Intellectual Property;

          (m)  make or change any material Tax election, change any Tax accounting period for purposes of a material Tax or material method of Tax accounting, file any material amended Tax Return, settle or compromise any audit or proceeding relating to a material amount of Taxes, agree to an extension or waiver of the statute of limitations with respect to a material amount of Taxes, enter into any "closing agreement" within the meaning of Section 7121 of the Code (or any similar provision of state, local, or non-U.S. Law) with respect to any material Tax, surrender any right to claim a material Tax refund, or take any action which would cause Parent to be treated as a domestic corporation for U.S. federal income tax purposes pursuant to Section 7874(b) of the Code from and after the Closing Date as a result of the Transactions;

          (n)    except in accordance with Parent's anticipated monthly capital expenditures for its 2016 fiscal year described on Section 5.2(ii)(n) of the Parent Disclosure Letter, make any new capital expenditure or expenditures, or commit to do so;

          (o)    except in the ordinary course of business consistent with past practice or in connection with any transaction to the extent specifically permitted by any other subclause of this Section 5.2(ii), (i) enter into any Contract that would, if entered into prior to the date hereof, be a Parent Material Contract, or (ii) materially modify, materially amend or terminate any Parent Material Contract or waive, release or assign any material rights or claims thereunder; or

          (p)   agree, in writing or otherwise, to take any of the foregoing actions.

        Section 5.3    Solicitation by the Company.

          (a)    From and after the date of this Agreement until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, the Company agrees that it shall not (and shall not permit any Company Subsidiary to), and that it shall cause its directors, officers and employees not to, and that it shall direct and use its reasonable best efforts to cause its other Representatives not to, directly or indirectly: (i) solicit, initiate or knowingly encourage or knowingly facilitate (including by way of furnishing information), or engage in discussions or negotiations regarding, any inquiry, proposal or offer, or the making, submission or announcement of any inquiry, proposal or offer (including any inquiry, proposal or offer to its stockholders) which constitutes or would be reasonably expected to lead to a Company Competing Proposal, (ii) participate in any negotiations regarding, or furnish to any Person any nonpublic information relating to the Company or any Company Subsidiary in connection with a Company Competing Proposal, (iii) engage in discussions with any Person with respect to any Company Competing Proposal, (iv) except as required by the duties of the members of the Company Board of Directors under applicable Law, waive, terminate, modify or release any Person (other than Parent, Merger Sub and their respective affiliates) from any provision of or grant any permission, waiver or request under any "standstill" or similar agreement or obligation, (v) approve or recommend, or propose publicly to approve or recommend, any Company Competing Proposal, (vi) withdraw, change, amend, modify or qualify, or otherwise propose publicly to withdraw, change, amend, modify or qualify, in a manner adverse to Parent, the Company Board Recommendation, (vii) within the earlier of (x) five (5) business days of a tender or exchange offer or take-over bid relating to securities of the Company having been commenced and (y) two (2) business days prior to the Company Special Meeting, fail to (1) publicly recommend against such tender or exchange offer or take-over bid, or (2) publicly reaffirm the Company Board Recommendation (if previously made by such time), (viii) after a tender or exchange offer relating to securities of the Company having been commenced, fail to send to the stockholders of the Company a Schedule 14D-9 disclosing the Company Board of Directors' recommendation that the stockholders of the Company reject such tender or exchange offer in accordance with the timing requirements under the United States federal securities Laws, (ix) following the public disclosure or public announcement of a Company Competing Proposal, fail to reaffirm publicly the Company Board Recommendation within the earlier of (x) five (5) business days after such public disclosure or public announcement and (y) two (2) business days prior to the Company Special Meeting, (x) enter into any letter of intent or similar document relating to, or any agreement or commitment providing for, any Company Competing Proposal (other than (x) an Acceptable Confidentiality Agreement in accordance with Section 5.3(b) or (y) in accordance with Section 8.1(i)), or (xi) resolve or agree to do any of the foregoing (any act described in clauses (v) through (ix) above, a "Company Change of Recommendation"). The Company shall immediately cease, and cause its directors, officers and employees to cease, and shall direct and use its reasonable best efforts to cause its other Representatives to immediately cease, any and all existing discussions or negotiations with any parties (or provision of any nonpublic information to any parties) conducted heretofore with respect to any Company Competing Proposal or potential Company Competing Proposal. The Company shall promptly inform its Representatives of the Company's obligations under this Section 5.3. For purposes of this Section 5.3, the term "Person" means any Person or "group," as used in Section 13(d) of the Exchange Act, other than, with respect to the Company, Parent or any Parent Subsidiaries.

          (b)   Notwithstanding the limitations set forth in Section 5.3(a), if the Company receives, prior to the Company Stockholder Approval being obtained, a bona fide, unsolicited, written Company Competing Proposal, which the Company Board of Directors determines in good faith after consultation with the Company's outside legal and financial advisors (i) constitutes a Company Superior Proposal or (ii) would reasonably be expected to result, after the taking of any of the actions referred to in either of clause (x) or (y) below, in a Company Superior Proposal, then in either event (if the Company Competing Proposal did not result from a material breach of Section 5.3(a)) the Company may take the following actions: (x) furnish nonpublic information to the Person making such Company Competing Proposal, if, and only if, prior to so furnishing such information, the Company receives from such Person an executed Acceptable Confidentiality Agreement and (y) engage in discussions or negotiations with such Person with respect to the Company Competing Proposal.

          (c)    The Company shall notify Parent promptly (but in no event later than twenty-four (24) hours) after receipt of any Company Competing Proposal, any initial proposals or inquiries that would reasonably be expected to lead to a Company Competing Proposal, or any initial inquiry or request for nonpublic information relating to the Company or any Company Subsidiary by any Person who has made or would reasonably be expected to make any Company Competing Proposal. Such notice shall be made orally and confirmed in writing, and shall indicate the identity of the Person making the Company Competing Proposal, inquiry or request or with whom the Company is engaging in discussions or negotiations, and the material terms and conditions of any such proposal or offer and the nature of the information requested pursuant to such inquiry or request. In addition, the Company shall promptly (but in any event within twenty-four (24) hours) after the receipt thereof, provide to Parent copies of any written documentation relating to a Company Competing Proposal or potential Company Competing Proposal which is received by the Company from any Person

  (or from any representatives, advisors or agents of such Person) making such Company Competing Proposal or with whom discussions or negotiations would reasonably be expected to lead to a Company Competing Proposal. The Company shall keep Parent reasonably informed of the status and material terms (including any amendments or proposed amendments to such material terms) of any such Company Competing Proposal or potential Company Competing Proposal and keep Parent informed as to the nature of any information requested of the Company with respect thereto. The Company shall promptly (but in any event within twenty-four (24) hours) provide to Parent any material nonpublic information concerning the Company provided to any other Person in connection with any Company Competing Proposal that was not previously provided to Parent. The Company shall not take any action to exempt any Person from the restrictions on "business combinations" contained in any applicable Takeover Statute or otherwise cause such restrictions not to apply.

          (d)   Notwithstanding anything in this Section 5.3 or Section 5.5 to the contrary, at any time prior to the receipt of the Company Stockholder Approval, the Company Board of Directors may make a Company Change of Recommendation (i) following receipt of a bona fide, unsolicited, written Company Competing Proposal that is not withdrawn, which the Company Board of Directors determines in good faith after consultation with the Company's outside legal and financial advisors is a Company Superior Proposal, or (ii) as a result of a material development or change in circumstances that occurs or arises after the date of this Agreement that was not known, or reasonably foreseeable by the Company Board of Directors as of the date of this Agreement (provided, however, that (A) in no event shall the receipt, existence or terms of a Company Competing Proposal or any matter relating thereto or consequence thereof constitute such an intervening event and (B) in no event shall any event or events that has or have an adverse effect on the business, properties, financial condition or results of operations of Parent and the Parent Subsidiaries, taken as a whole, constitute such an intervening event unless such event or events has had or would reasonably be expected to have a Parent Material Adverse Effect), if and only if, (x) in the case of clause (i), such Company Competing Proposal was received after the date hereof and did not result from a breach of the provisions of this Section 5.3 and (y) in the case of clauses (i) and (ii), the Company Board of Directors has determined in good faith after consultation with the Company's outside legal counsel that, in light of such Company Superior Proposal or intervening event, the failure to take such action would be inconsistent with the duties of the members of the Company Board of Directors under applicable Law and the Company complies with Section 5.3(e).

          (e)    Prior to the Company taking any action permitted (i) under Section 5.3(d)(i), the Company shall provide Parent with five (5) business days' prior written notice (it being understood and agreed that any material amendment to the amount or form of consideration payable in connection with the applicable Company Competing Proposal shall require a new notice and an additional three (3) business day period) advising Parent that the Company Board of Directors intends to take such action and specifying the material terms and conditions of the Company Competing Proposal, and during such five (5) business day period (or subsequent three (3) business day period), the Company shall consider and negotiate in good faith any proposal by Parent to amend the terms and conditions of this Agreement such that such Company Competing Proposal would no longer constitute a Company Superior Proposal, or (ii) under Section 5.3(d)(ii), the Company shall provide Parent with five (5) business days' prior written notice advising Parent it intends to effect a Company Change of Recommendation and specifying, in reasonable detail, the reasons therefor (including the material facts and circumstances related to such determination by the Company Board), and during such five (5) business day period, the Company shall consider and negotiate in good faith any proposal by Parent to amend the terms and conditions of this Agreement in a manner that would obviate the need to effect a Company Change of Recommendation.

          (f)    Nothing contained in this Agreement shall prohibit the Company or the Company Board of Directors from (i) disclosing to the Company's stockholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or (ii) making any disclosure to its stockholders if the Company Board of Directors has reasonably determined in good faith after consultation with the Company's outside legal counsel that the failure to do so would be inconsistent with the duties of the members of the Company Board of Directors under applicable Law; provided that this Section 5.3(f) shall not permit the Company Board of Directors to make a Company Change of Recommendation except to the extent permitted by Section 5.3(d) or Section 5.3(e).

          (g)    No Company Change of Recommendation shall relieve the Company from its obligations to submit the approval and adoption of this Agreement to a vote of its stockholders at the Company Special Meeting.

          (h)    References in this Section 5.3 to the "Company Board of Directors" shall mean the Company Board of Directors or, to the extent applicable, a duly authorized committee thereof.

        Section 5.4    Solicitation by Parent.

          (a)    From and after the date of this Agreement until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, Parent agrees that it shall not (and shall not permit any Parent Subsidiary to), and that it shall cause its directors, officers and employees not to, and that it shall direct and use its reasonable best efforts to cause its other Representatives not to, directly or indirectly: (i) solicit, initiate or knowingly encourage or knowingly facilitate (including by way of furnishing information), or engage in discussions or negotiations regarding, any inquiry, proposal or offer, or the making, submission or announcement of any inquiry, proposal or offer (including any inquiry, proposal or offer to its shareholders) which constitutes or would be reasonably expected to lead to a Parent Competing Proposal, (ii) participate in any negotiations regarding, or furnish to any Person any nonpublic information relating to Parent or any Parent Subsidiary in connection with a Parent Competing Proposal, (iii) engage in discussions with any Person with respect to any Parent Competing Proposal, (iv) except as required by the duties of the members of the Parent Board of Directors under applicable Law, waive, terminate, modify or release any Person (other than the Company and its affiliates) from any provision of or grant any permission, waiver or request under any "standstill" or similar agreement or obligation, (v) approve or recommend, or propose publicly to approve or recommend, any Parent Competing Proposal, (vi) withdraw, change, amend, modify or qualify, or otherwise propose publicly to withdraw, change, amend, modify or qualify, in a manner adverse to the Company, the Parent Board Recommendation, (vii) within the earlier of (x) five (5) business days of a tender or exchange offer or take-over bid relating to securities of Parent having been commenced and (y) two (2) business days prior to the Parent Special Meeting, fail to (1) publicly recommend against such tender or exchange offer or take-over bid or (2) publicly reaffirm the Parent Board Recommendation (if previously made by such time), (viii) after a tender or exchange offer or take-over bid relating to securities of Parent having been commenced, fail to send to Parent shareholders a director's circular disclosing the Parent Board of Directors' recommendation that Parent's shareholders reject such tender or exchange offer or take-over bid in accordance with timing requirements under Canadian Securities Laws, (ix) following the public disclosure or public announcement of a Parent Competing Proposal, fail to reaffirm publicly the Parent Board Recommendation within the earlier of (x) five (5) business days after such public disclosure or public announcement and (y) two (2) business days prior to the Parent Special Meeting, (x) enter into any letter of intent or similar document relating to, or any agreement or commitment providing for, any Parent Competing Proposal (other than (x) an Acceptable Confidentiality Agreement in accordance with Section 5.4(b) or (y) in accordance with Section 8.1(j)), or (xi) resolve or agree to do any of the foregoing (any act described in clauses (v) through (ix) above, a "Parent Change of Recommendation"). Parent shall immediately cease, and cause its directors, officers and employees to cease, and shall direct and use its reasonable best efforts to cause its other Representatives to immediately cease, any and all existing discussions or negotiations with any parties (or provision of any nonpublic information to any parties) conducted heretofore with respect to any Parent Competing Proposal or potential Parent Competing Proposal. Parent shall promptly inform its Representatives of Parent's obligations under this Section 5.4. For purposes of this Section 5.4, the term "Person" means any Person or "group," as used in Section 13(d) of the Exchange Act and/or any Persons "acting jointly or in concert" within the meaning of Part XX of the Securities Act (Ontario), other than, with respect to Parent, the Company or any Company Subsidiaries.

          (b)   Notwithstanding the limitations set forth in Section 5.4(a), if Parent receives, prior to the Parent Shareholder Transaction Approval being obtained, a bona fide, unsolicited, written Parent Competing Proposal, which the Parent Board of Directors determines in good faith after consultation with Parent's outside legal and financial advisors (i) constitutes a Parent Superior Proposal or (ii) would reasonably be expected to result, after the taking of any of the actions referred to in either of clause (x) or (y) below, in a Parent Superior Proposal, then in either event (if the Parent Competing Proposal did not result from a material breach of Section 5.4(a)) Parent may take the following actions: (x) furnish nonpublic information to the Person making such Parent Competing Proposal, if, and only if, prior to so furnishing such information, Parent receives from such Person an executed

  Acceptable Confidentiality Agreement and (y) engage in discussions or negotiations with such Person with respect to the Parent Competing Proposal.

          (c)    Parent shall notify the Company promptly (but in no event later than twenty-four (24) hours) after receipt of any Parent Competing Proposal, any initial proposals or inquiries that would reasonably be expected to lead to a Parent Competing Proposal, or any initial inquiry or request for nonpublic information relating to Parent or any Parent Subsidiary by any Person who has made or would reasonably be expected to make any Parent Competing Proposal. Such notice shall be made orally and confirmed in writing, and shall indicate the identity of the Person making the Parent Competing Proposal, inquiry or request or with whom Parent is engaging in discussions or negotiations, and the material terms and conditions of any such proposal or offer and the nature of the information requested pursuant to such inquiry or request. In addition, Parent shall promptly (but in any event within twenty-four (24) hours) after the receipt thereof, provide to the Company copies of any written documentation relating to a Parent Competing Proposal or potential Parent Competing Proposal which is received by Parent from any Person (or from any representatives, advisors or agents of such Person) making such Parent Competing Proposal or with whom discussions or negotiations would reasonably be expected to lead to a Parent Competing Proposal. Parent shall keep the Company informed of the status and material terms (including any amendments or proposed amendments to such material terms) of any such Parent Competing Proposal or potential Parent Competing Proposal and keep the Company informed as to the nature of any information requested of Parent with respect thereto. Parent shall promptly (but in any event within twenty-four (24) hours) provide to the Company any material nonpublic information concerning Parent provided to any other Person in connection with any Parent Competing Proposal that was not previously provided to the Company. Parent shall not take any action to exempt any Person from the restrictions on "business combinations" contained in any applicable Takeover Statute or otherwise cause such restrictions not to apply.

          (d)   Notwithstanding anything in this Section 5.4 or Section 5.5 to the contrary, at any time prior to the receipt of the Parent Shareholder Transaction Approval, the Parent Board of Directors may make a Parent Change of Recommendation (i) following receipt of a bona fide, written Parent Competing Proposal that is not withdrawn, which the Parent Board of Directors determines in good faith after consultation with Parent's outside legal and financial advisors is a Parent Superior Proposal, or (ii) as a result of a material development or change in circumstances that occurs or arises after the date of this Agreement that was not known, or reasonably foreseeable, by the Parent Board of Directors as of the date of this Agreement (provided, however, that (A) in no event shall the receipt, existence or terms of a Parent Competing Proposal or any matter relating thereto or consequence thereof constitute such an intervening event and (B) in no event shall any event or events that has or have an adverse effect on the business, properties, financial condition or results of operations of the Company and the Company Subsidiaries, taken as a whole, constitute such an intervening event unless such event or events has had or would reasonably be expected to have a Company Material Adverse Effect), if and only if, (x) in the case of clause (i), such Parent Competing Proposal was received after the date hereof and did not result from a breach of the provisions of this Section 5.4 and (y) in the case of clauses (i) and (ii), the Parent Board of Directors has determined in good faith after consultation with Parent's outside legal counsel that, in light of such Parent Superior Proposal or intervening event, the failure to take such action would be inconsistent with the duties of the members of the Parent Board of Directors under applicable Law and Parent complies with Section 5.4(e).

          (e)    Prior to Parent taking any action permitted (i) under Section 5.4(d)(i), Parent shall provide the Company with five (5) business days' prior written notice (it being understood and agreed that any material amendment to the amount or form of consideration payable in connection with the applicable Parent Competing Proposal shall require a new notice and an additional three (3) business day period) advising the Company that the Parent Board of Directors intends to take such action and specifying the material terms and conditions of the Parent Competing Proposal, and during such five (5) business day period (or subsequent three (3) business day period), Parent shall consider and negotiate in good faith any proposal by the Company to amend the terms and conditions of this Agreement such that such Parent Competing Proposal would no longer constitute a Parent Superior Proposal, or (ii) under Section 5.4(d)(ii), Parent shall provide the Company with five (5) business days' prior written notice advising the Company it intends to effect a Parent Change of Recommendation and specifying, in reasonable detail, the reasons therefor (including the material facts and circumstances related to the applicable determination by the Parent Board), and during such five (5) business day period, Parent shall consider and negotiate in good faith any proposal by the Company to amend the terms and conditions of this Agreement in a manner that would obviate the need to effect a Parent Change of Recommendation.

          (f)    Nothing contained in this Agreement shall prohibit Parent or the Parent Board of Directors from (i) disclosing to Parent's securityholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act and/or the Canadian Takeover Bid Rules or (ii) making any disclosure to its shareholders if the Parent Board of Directors has reasonably determined in good faith after consultation with Parent's outside legal counsel that the failure to do so would be inconsistent with the duties of the members of the Parent Board of Directors under applicable Law; provided that this Section 5.4(f) shall not permit the Parent Board of Directors to make a Parent Change of Recommendation except to the extent permitted by Section 5.4(d) or Section 5.4(e).

          (g)   No Parent Change of Recommendation shall relieve Parent from its obligations to submit the approval of the issuance of Parent Shares in the Merger to a vote of its stockholders at the Parent Special Meeting.

          (h)    References in this Section 5.4 to the "Parent Board of Directors" shall mean the Parent Board of Directors or, to the extent applicable, a duly authorized committee thereof.

        Section 5.5    Preparation of the Form F-4, the Proxy Statement/Prospectus and the Parent Circular; Stockholders' and Shareholders' Meetings.

          (a)    As promptly as reasonably practicable following the date of this Agreement, (i) the Company and Parent shall jointly prepare and cause to be filed with the SEC the Proxy Statement/Prospectus in preliminary form, (ii) Parent shall prepare and cause to be filed with the SEC, the Form F-4 with respect to the Parent Shares issuable in the Merger, which will include the Proxy Statement/Prospectus with respect to the Company Special Meeting, and (iii) Parent shall prepare and cause to be filed with the Toronto Stock Exchange, the Parent Circular. Each of the Company and Parent shall use its reasonable best efforts to (A) have the Form F-4 declared effective under the Securities Act as promptly as practicable after such filing, (B) ensure that the Form F-4 complies in all material respects with the applicable provisions of the Exchange Act or Securities Act, (C) ensure that the Parent Circular complies in all material respects with the applicable provisions of the Canadian Securities Laws, the Business Corporations Act (Ontario) and the rules of the Toronto Stock Exchange, and (D) keep the Form F-4 effective for so long as necessary to complete the Merger. Each of the Company and Parent shall furnish all information concerning itself, its affiliates and the holders of its shares to the other and provide such other assistance as may be reasonably requested in connection with the preparation, filing and distribution of the Form F-4, the Proxy Statement/Prospectus and the Parent Circular. The Form F-4, Proxy Statement/Prospectus and Parent Circular shall include all information reasonably requested by such other Party to be included therein. Each of the Company and Parent shall promptly notify the other upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Form F-4 or Proxy Statement/Prospectus, and shall, as promptly as practicable after receipt thereof, provide the other with copies of all correspondence between it and its Representatives, on one hand, and the SEC, on the other hand, and all written comments with respect to the Proxy Statement/Prospectus or the Form F-4 received from the SEC and advise the other party of any oral comments with respect to the Proxy Statement/Prospectus or the Form F-4 received from the SEC. Parent shall promptly notify the Company upon the receipt of any comments from the Toronto Stock Exchange or any request from the Toronto Stock Exchange for amendments or supplements to the Parent Circular, and shall, as promptly as practicable after receipt thereof, provide the Company with copies of all correspondence between it and its Representatives, on one hand, and the Toronto Stock Exchange, on the other hand, and all written comments with respect to the Parent Circular received from the Toronto Stock Exchange and advise the Company of any oral comments with respect to the Parent Circular received from the Toronto Stock Exchange. Each of the Company and Parent shall use its reasonable best efforts to respond as promptly as practicable to any comments from the SEC with respect to the Proxy Statement/Prospectus, and Parent shall use its reasonable best efforts to respond as promptly as practicable to any comment from the SEC with respect to the Form F-4 and any comment from the Toronto Stock Exchange with respect to the Parent Circular. Notwithstanding the foregoing, prior to filing the Form F-4 (or any amendment or supplement thereto) or mailing the Proxy Statement/Prospectus or the Parent Circular (or any amendment or supplement thereto) or responding to any comments of the SEC or the Toronto Stock Exchange, as applicable, with respect thereto, each of the Company and Parent shall cooperate and provide the other a reasonable opportunity to review and comment on such document or response in advance (including the proposed final version of such document or response). Parent shall advise the Company, promptly after it receives notice thereof, of the time of effectiveness of the Form F-4, the issuance of any stop order relating thereto or the suspension of the qualification of the Parent Shares issuable in connection with the Merger for offering or sale in any jurisdiction, and Parent shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Parent shall also take any other action required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or "blue sky" Laws and the rules and regulations thereunder in connection with the issuance of Parent Shares in connection with the Merger, and the Company shall furnish all information concerning the Company and the holders of the Company Common Stock as may be reasonably requested in connection with any such actions.

          (b)   If, at any time prior to the receipt of the Company Stockholder Approval or the Parent Shareholder Transaction Approval, any information relating to the Company or Parent, or any of their respective affiliates, should be discovered by the Company or Parent which, in the reasonable judgment of the Company or Parent, should be set forth in an amendment of, or a supplement to, any of the Form F-4, the Proxy Statement/Prospectus or the Parent Circular, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party which discovers such information shall promptly notify the other Parties, and the Company and Parent shall cooperate in the prompt filing with (x) the SEC of any necessary amendment of, or supplement to, the Proxy Statement/Prospectus or the Form F-4, or (y) the Toronto Stock Exchange of any necessary amendment of, or supplement to, the Parent Circular, and, to the extent required by Law, in disseminating the information contained in such amendment or supplement to stockholders of the Company and the shareholders of Parent. Nothing in this Section 5.5(b) shall limit the obligations of any Party under Section 5.5(a). For purposes of this Section 5.5, any information concerning or related to the Company, its affiliates or the Company Special Meeting will be deemed to have been provided by the Company, and any information concerning or related to Parent, its affiliates or the Parent Special Meeting will be deemed to have been provided by Parent.

          (c)    As promptly as practicable following the date of this Agreement, the Company shall, in accordance with applicable Law and the Company Governing Documents, establish a record date for, duly call, give notice of, convene and hold the Company Special Meeting. The Company shall use its reasonable best efforts to cause the Proxy Statement/Prospectus to be mailed to the stockholders of the Company entitled to vote at the Company Special Meeting and to hold the Company Special Meeting as soon as practicable after the Form F-4 is declared effective under the Securities Act. The Company shall, through the Company Board of Directors, recommend to its stockholders that they give the Company Stockholder Approval, include such recommendation in the Proxy Statement/Prospectus and solicit and use its reasonable best efforts to obtain the Company Stockholder Approval, except in each case to the extent that the Company Board of Directors shall have made a Company Change of Recommendation as permitted by Section 5.3. Notwithstanding the foregoing provisions of this Section 5.5(c), if, on a date for which the Company Special Meeting is scheduled, the Company has not received proxies representing a sufficient number of shares of Company Common Stock to obtain the Company Stockholder Approval, whether or not a quorum is present, the Company shall have the right to, and at the request of Parent shall, make one or more successive postponements or adjournments of the Company Special Meeting; provided that the Company Special Meeting is not postponed or adjourned to a date that is more than thirty (30) days after the date for which the Company Special Meeting was originally scheduled (other than any adjournments or postponements required by applicable Law, including adjournments or postponements to the extent reasonably necessary or advisable to ensure that any required supplement or amendment to the Proxy Statement/Prospectus is provided or made available to the Company stockholders or to permit dissemination of information which is material to stockholders voting at the Company Special Meeting and to give the Company stockholders sufficient time to evaluate any such supplement or amendment or other information). Nothing contained in this Agreement shall be deemed to relieve the Company of its obligations to submit this Agreement to its stockholders for a vote on the approval and adoption thereof.

          (d)   As promptly as practicable following the date of this Agreement, Parent shall, in accordance with applicable Law and the Parent Governing Documents, establish a record date for, duly call, give notice of, convene and hold the Parent Special Meeting. Parent shall use its reasonable best efforts to cause the Parent Circular to be mailed to the shareholders of Parent entitled to vote at the Parent Special Meeting and to hold the Parent Special Meeting as soon as practicable after the Parent Circular is cleared by the Toronto Stock Exchange. Parent shall, through the Parent Board of Directors, recommend to its shareholders that they give the Parent Shareholder Approvals, include such recommendation in the Parent Circular, and solicit and use its reasonable best efforts to obtain the Parent Shareholder Approvals, except in each case to the extent that the Parent Board of Directors shall have made a Parent Change of Recommendation as permitted by Section 5.4. Notwithstanding the foregoing provisions of this Section 5.5(d), if, on a date for which the Parent Special Meeting is scheduled, Parent has not received proxies representing a sufficient number of Parent Shares to obtain the Parent Shareholder Transaction Approval, whether or not a quorum is present, Parent shall have the right to, and at the request of the Company shall, make one or more successive postponements or adjournments of the Parent Special Meeting; provided that the Parent Special Meeting is not postponed or adjourned to a date that is more than thirty (30) days after the date for which the Parent Special Meeting was originally scheduled (other than any adjournments or postponements required by applicable Law, including adjournments or postponements to the extent reasonably necessary or advisable to ensure that any required supplement or amendment to the Parent Circular is provided or made available to the Parent Shareholders or to permit dissemination of information which is material to shareholders voting at the Parent Special Meeting and to give the Parent Shareholders sufficient time to evaluate any such supplement or amendment or other information). Nothing contained in this Agreement shall be deemed to relieve Parent of its obligation to submit the issuance of the Parent Shares in the Merger to its shareholders for a vote on the approval thereof.

          (e)    The Company and Parent will use their respective reasonable best efforts to hold the Company Special Meeting and the Parent Special Meeting on the same date and as soon as reasonably practicable after the date of this Agreement.

        Section 5.6    Consultation as to Certain Tax Matters.

          (a)    Prior to (a) consummating any transaction that (i) is described in clause (a), (b), (f), (g) or (i) of Section 5.1(ii) and (ii) is not subject to Parent's consent right provided in Section 5.1(ii) on the basis that such transaction involves solely the Company and one or more Company Subsidiaries or solely Company Subsidiaries, or (b) altering any intercompany arrangements or agreements or the ownership structure among the Company and its wholly-owned Subsidiaries or among the Company's wholly-owned Subsidiaries, the Company shall consult with Parent reasonably prior to consummating any such transaction and shall not proceed with any such action or transaction described in clause (a) or (b) hereof without Parent's consent (not to be unreasonably conditioned, withheld or delayed) if such action or transaction would, without taking into account any action or transaction entered into by Parent or any of its Subsidiaries (including, after the Effective Time, the Company or any of its Subsidiaries), reasonably be expected to have adverse Tax consequences that, individually or in the aggregate, are material to the Company and the Company Subsidiaries or, after the Effective Time, to Parent and the Parent Subsidiaries.

          (b)   Prior to (a) consummating any transaction that (i) is described in clause (a), (b), (e), (g), (h), (i), (j) or (k) of Section 5.2(ii) and (ii) is not subject to the Company's consent right provided in Section 5.2(ii) on the basis that such transaction involves solely Parent and one or more Parent Subsidiaries or solely Parent Subsidiaries, or (b) altering any intercompany arrangements or agreements or the ownership structure among Parent and its wholly-owned Subsidiaries or among Parent's wholly-owned Subsidiaries, Parent shall consult with the Company reasonably prior to consummating any such transaction and shall not proceed with any such action or transaction described in clause (a) or (b) hereof without the Company's consent (not to be unreasonably conditioned, withheld or delayed) if such action or transaction would, without taking into account any action or transaction entered into by the Company or any of its Subsidiaries (including, after the Effective Time, Parent or any of its Subsidiaries), reasonably be expected to have adverse Tax consequences that, individually or in the aggregate, are material to Parent and the Parent Subsidiaries or, after the Effective Time, to the Company and the Company Subsidiaries.

          (c)    If at any time prior to the Effective Time either Parent or the Company shall reasonably determine in good faith that any of the conditions set forth in any of Sections 7.1(e), 7.2(c) or 7.3(c) is incapable of being satisfied by the Outside Date, such Party shall promptly notify the other Party of its determination. The Parties hereby agree that in the event of the delivery of any such notice, each of Parent and the Company will cooperate in good faith to negotiate a mutually acceptable alternative agreement.

        Section 5.7    Control.    Subject to the terms of this Agreement, each Party shall at all times prior to Closing retain full and independent control of the conduct of its business in ordinary course, and prior to closing no Party shall interfere or seek to interfere with the conduct of business in ordinary course by any other Party.

ARTICLE VI

ADDITIONAL AGREEMENTS

        Section 6.1    Access; Confidentiality; Notice of Certain Events.

          (a)    From the date of this Agreement until the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, to the extent permitted by applicable Law, each of the Company and Parent shall, and shall cause each of the Company Subsidiaries and the Parent Subsidiaries, respectively, to afford to the other Party and to the Representatives of such other Party reasonable access during normal business hours and upon reasonable advance notice to all of their respective properties, offices, books, contracts, commitments, personnel and records (in each case, whether in physical or electronic form) and, during such period, each of the Company and Parent shall, and shall cause each of the Company Subsidiaries and the Parent Subsidiaries, respectively, to, furnish reasonably promptly to the other Party any and all information (financial or otherwise) concerning its and its Subsidiaries' business, properties and personnel as such other Party may reasonably request. Notwithstanding the foregoing, neither the Company nor Parent shall be required by this Section 6.1 to provide the other Party or the Representatives of such other Party with access to or to disclose information (A) that is subject to the terms of a confidentiality agreement with a third party entered into prior to the date of this Agreement or entered into after the date of this Agreement in the ordinary course of business consistent with past practice (provided, however, that the withholding Party shall use its reasonable best efforts to obtain the required consent of such third party to such access or disclosure), (B) the disclosure of which would violate any Law or duty (provided, however, that the withholding Party shall use its reasonable best efforts to make appropriate substitute arrangements to permit reasonable disclosure not in violation of any Law or duty) or (C) that is subject to any attorney-client, attorney work product or other legal privilege (provided, however, that the withholding Party shall use its reasonable best efforts to allow for such access or disclosure to the maximum extent that does not result in a loss of any such attorney-client, attorney work product or other legal privilege); provided, however, that such access and information shall be disclosed or granted, as applicable, to external counsel for Parent and Company to the extent reasonably required for the purpose of complying with applicable Antitrust Laws subject to prior execution of a common interest or joint defense agreement in customary form. Each of the Company and Parent will use its commercially reasonable efforts to minimize any disruption to the businesses of the other Party that may result from the requests for access, data and information hereunder.

          (b)   Each of the Company and Parent will hold, and will cause its Representatives and affiliates to hold, any nonpublic information, including any information exchanged pursuant to this Section 6.1, in confidence to the extent required by and in accordance with, and will otherwise comply with, the terms of the Confidentiality Agreements.

          (c)    The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, (i) of any notice or other communication received by such Party from any Governmental Entity in connection with this Agreement, the Merger or other Transactions, or from any Person alleging that the consent of such Person is or may be required in connection with the Merger or the other Transactions, if the subject matter of such communication or the failure of such Party to obtain such consent could be material to the Company, the Surviving Corporation or Parent, (ii) of any legal proceeding commenced or, to any Party's knowledge, threatened against, such Party or any of its Subsidiaries or affiliates or otherwise relating to, involving or affecting such Party or any of its Subsidiaries or affiliates, in each case in connection with, arising from or otherwise relating to the Merger or any other Transaction, and (iii) upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to it or any of the Company Subsidiaries or the Parent Subsidiaries, respectively, which would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or a Parent Material Adverse Effect, as the case may be, or which would reasonably be expected to prevent or materially delay or impede the consummation of the Transactions; provided, however, that the delivery of any notice pursuant to this Section 6.1(c) shall not cure any breach of any representation or warranty requiring disclosure of such matter prior to the date of this Agreement or otherwise limit or affect the remedies available hereunder to any Party. The failure to deliver any such notice shall not affect any of the conditions set forth in Article VII or give rise to any right to terminate under Article VIII.

        Section 6.2    Reasonable Best Efforts.

          (a)    Subject to the terms and conditions of this Agreement, each Party will use its reasonable best efforts to take, or cause to be taken, any and all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Laws to consummate the Merger and make effective the Transactions contemplated by this Agreement, as soon as practicable after the date hereof, and to obtain as promptly as reasonably practicable all waiting period expirations or terminations, consents, clearances, waivers, licenses, orders, registrations, approvals, permits, and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Merger and make effective the Transactions contemplated by this Agreement (collectively, the "Regulatory Approvals"), including (i) preparing and filing, in consultation with the other Party and as promptly as reasonably practicable and advisable after the date hereof, all documentation to effect all necessary applications, notices, petitions, filings, and other documents necessary to obtain the Regulatory Approvals and (ii) taking all steps as may be necessary to obtain the Regulatory Approvals.

          (b)   Each of Parent and the Company shall cooperate with one another in connection with obtaining the Regulatory Approvals, including by (i) providing or submitting on a timely basis, and as promptly as practicable, any filing, submission or other documentation or information that is required, or advisable, in connection with obtaining the Regulatory Approvals, including by allowing the other Party to have a reasonable opportunity to review in advance and comment on drafts of filings and submissions (other than documents that are required to be included in any filing required under the HSR Act), (ii) keeping one another fully informed as to the status of and the processes and proceedings relating to obtaining the Regulatory Approvals, and promptly notifying each other of any communication received by such Party from, or given by such Party to, the Antitrust Division of the Department of Justice (the "DOJ"), the Federal Trade Commission (the "FTC") or any Governmental Entity in respect of the Transactions contemplated by this Agreement, including providing copies of any such written communications, (iii) not making any submissions or filings, participating in any meetings or any material conversations with the DOJ, FTC or any Governmental Entity in respect of any filings, investigations or other inquiries related to the Transactions contemplated by this Agreement unless it consults with the other Party in advance and, to the extent not precluded by such Governmental Entity, gives the other Party the opportunity to review drafts of any submissions or filings, or attend and participate in any communications or meetings, and (iv) notifying, consulting and cooperating with and considering in good faith the views of one another prior to offering, negotiating or accepting any proposal involving the sale, divestiture, license or disposition of assets, or the acceptance of operational restrictions or limitations on assets or businesses or undertaking of any other form of behavioral remedy, as contemplated by Section 6.2(d). Despite the foregoing, submissions, filings or other written communications with the DOJ, FTC or any other Governmental Entity may be redacted as necessary before sharing with the other Party to address reasonable attorney-client or other privilege or confidentiality concerns, provided that a Party must provide external legal counsel to the other Party with non-redacted versions of drafts or final submissions, filings or other written communications with the DOJ, FTC, or any other Governmental Entity on the basis that the redacted information will not be shared with its clients.

          (c)    In furtherance and not in limitation of the foregoing, each Party agrees to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Transactions as promptly as reasonably practicable, and in any event within eight (8) business days after the execution of this Agreement (unless a later date is mutually agreed between the Parties), and to supply as promptly as reasonably practicable and advisable any additional information and documentary material that may be requested pursuant to the HSR Act and to take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable.

          (d)   In furtherance and not in limitation of the foregoing, and despite anything to the contrary in this Section 6.2, Parent and the Company will and, will cause their respective Affiliates to offer to take, and if such offer is accepted, will, at its own expense, take any and all actions necessary to obtain Regulatory Approval, including proposing, negotiating and offering to effect, and if such offer is accepted, commit to and effect, by consent agreement or order, hold separate arrangement, undertaking or otherwise, the sale, divestiture, license or disposition of assets, or the acceptance of operational restrictions or limitations on assets or businesses or undertaking of any other form of behavioral remedy, as may be required or desirable in order to obtain Regulatory Approval or to avoid the entry of, or to effect the dissolution of or vacate or lift, any decrees, judgments, injunctions or orders, under applicable antitrust, merger control or foreign investment rules required or otherwise agreed between the Parties as appropriate to permit the Parties to consummate the Merger and make effective the Transactions contemplated by this Agreement before the Outside Date.

          (e)    In furtherance and not in limitation of the foregoing, and despite anything to the contrary in this Section 6.2, Parent and the Company will contest, litigate, defend against and appeal any lawsuit, claim or other legal proceeding, whether judicial or administrative, threatened or pending preliminary or permanent injunction or other order, decree, judgment or ruling that would adversely affect the ability of the Parties to consummate the Merger and make effective the Transactions contemplated by this Agreement before the Outside Date.

        Section 6.3    Publicity.    So long as this Agreement is in effect, neither the Company nor Parent, nor any of their respective affiliates, shall issue or cause the publication of any press release or other public announcement with respect to the Merger or this Agreement without the prior consent of the other Party, which consent shall not be unreasonably withheld or delayed, unless such Party determines, after consultation with outside counsel, that it is required by applicable Law or by any listing agreement with or the listing rules of a national securities exchange or trading market to issue or cause the publication of any press release or other public announcement with respect to the Merger or this Agreement, in which event such Party shall endeavor, on a basis reasonable under the circumstances, to provide a meaningful opportunity to the other Party to review and comment upon such press release or other announcement in advance and shall give due consideration to all reasonable additions, deletions or changes suggested thereto; provided, however, that the Company shall not be required by this Section 6.3 to provide any such review or comment to Parent in connection with the receipt and existence of a Company Competing Proposal or a Company Change of Recommendation and matters related thereto; provided, further, that Parent shall not be required by this Section 6.3 to provide any such review or comment to the Company in connection with the receipt and existence of a Parent Competing Proposal or a Parent Change of Recommendation and matters related thereto; provided, further, each Party and their respective affiliates may make statements that are not inconsistent with previous press releases, public disclosures or public statements made by Parent or the Company in compliance with this Section 6.3.

        Section 6.4    Directors' and Officers' Insurance and Indemnification.    For not less than six (6) years from and after the Effective Time, (i) Parent agrees to cause the Surviving Corporation to, indemnify and hold harmless all past and present directors and officers of the Company and the Company Subsidiaries and (ii) Parent agrees to indemnify and hold harmless all former directors and officers of Parent and the Parent Subsidiaries after the Effective Time (such former directors and officers of Parent, the Parent Subsidiaries, the Company and the Company Subsidiaries, collectively, the "Indemnified Parties") against any costs or expenses (including advancing attorneys' fees and expenses in advance of the final disposition of any actual or threatened claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by Law; provided such Indemnified Party agrees in advance to return any such funds to which a court of competent jurisdiction has determined in a final, nonappealable judgment such Indemnified Party is not ultimately entitled), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, investigation, suit or proceeding in respect of acts or omissions occurring or alleged to have occurred at or prior to the Effective Time (including acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Merger or any of the other Transactions), whether asserted or claimed prior to, at or after the Effective Time, in connection with such persons serving as an officer, director or other fiduciary of the Company, Parent or any of their respective Subsidiaries or of any Person if such service was at the request or for the benefit of the Company, Parent or any of their respective Subsidiaries, to the fullest extent permitted by Law or provided pursuant to the Company Governing Documents, the Parent Governing Documents or the organizational documents of any of their respective Subsidiaries or any indemnification agreements, if any, in existence on the date of this Agreement. The Parties agree that all rights to elimination of liability, indemnification and advancement of expenses for acts or omissions occurring or alleged to have occurred at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, now existing in favor of the Indemnified Parties as provided in their respective certificate of incorporation or by-laws (or comparable organizational documents) or in any agreement shall survive the Merger and shall continue in full force and effect. For six (6) years after the Effective Time, (i) the Surviving Corporation shall cause to be maintained in effect the provisions in (a) the Company Governing Documents and the organizational documents of any Company Subsidiary and (b) any other agreements of the Company and the Company Subsidiaries with any Indemnified Party, and (ii) Parent shall cause to be maintained in effect in (a) the Parent Governing Documents and the organizational documents of any Parent Subsidiary and (b) any other agreements of Parent and the Parent Subsidiaries with any Indemnified Party, in each case, regarding elimination of liability, indemnification of directors and officers and advancement of expenses that are in existence on the date of this Agreement, and no such provision shall be amended, modified or repealed in any manner that would adversely affect the rights or protections thereunder of any such Indemnified Party in respect of acts or omissions occurring or alleged to have occurred at or prior to the Effective Time (including acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Merger or any of the other Transactions). Parent shall cause the Surviving Corporation to provide, for an aggregate period of not less than six (6) years from the Effective Time, the Company's current directors and officers an insurance and indemnification policy that provides coverage for events occurring prior to the Effective Time (the "Company D&O Insurance") that is no less favorable than the Company's existing policy or, if insurance coverage that is no less favorable is unavailable, the best available coverage; provided, however, that the Surviving Corporation shall not be required to pay an annual premium for the D&O Insurance in excess of three hundred percent (300%) of the last annual premium paid prior to the date of this Agreement; provided, further, that the Company may prior to the Effective Time substitute therefor a single premium tail coverage with respect to D&O Insurance with an annual cost not in excess of three hundred percent (300%) of the last annual premium paid prior to the date of this Agreement. Parent shall also provide, for an aggregate period of not less than six (6) years from the Effective Time, Parent's directors and officers as of immediately prior to the Effective Time an insurance and indemnification policy that provides coverage for events prior to the Effective Time ("Parent D&O Insurance") that is no less favorable than Parent's existing policy or, if insurance coverage that is no less favorable is unavailable, the best available coverage; provided, however, that Parent shall not be required to pay an annual premium for the D&O Insurance in excess of three hundred percent (300%) of the last annual premium paid prior to the date of this Agreement; provided, further, that Parent may prior to the Effective Time substitute therefor a single premium tail coverage with respect to D&O Insurance with an annual cost not in excess of three hundred percent (300%) of the last annual premium paid prior to the date of this Agreement. Notwithstanding anything herein to the contrary, if any Indemnified Party notifies Parent on or prior to the sixth (6th) anniversary of the Effective Time of a matter in respect of which such Person may seek indemnification pursuant to this Section 6.4, the provisions of this Section 6.4 shall continue in effect with respect to such matter until the final disposition of all claims, actions, investigations, suits and proceedings relating thereto. In the event Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 6.4. The rights and obligations under this Section 6.4 shall survive consummation of the Merger and shall not be terminated or amended in a manner that is adverse to any Indemnified Party without the written consent of such Indemnified Party. The provisions of this Section 6.4 are intended to be for the benefit of, and will be enforceable by, each Indemnified Party, his or her heirs and his or her legal representatives.

        Section 6.5    Takeover Statutes.    The Parties shall use their respective reasonable best efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to the Merger or any of the other Transactions and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary so that the Merger and the other Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such Takeover Statute on the Merger and the other Transactions.

        Section 6.6    Obligations of Merger Sub and the Surviving Corporation.    Parent shall take all action necessary to cause Merger Sub and the Surviving Corporation to perform their respective obligations under this Agreement and to consummate the Transactions, including the Merger, upon the terms and subject to the conditions set forth in this Agreement.

        Section 6.7    Employee Benefits Matters.

          (a)    From and after the Effective Time, Parent shall assume and honor all Company Benefit Plans and shall honor all Parent Benefit Plans (including the arrangements identified on Section 6.7 of the Parent Disclosure Letter). For all purposes under the employee benefit plans of Parent and its affiliates providing benefits to any current or former employee of Parent, the Company or any of their respective affiliates (collectively, the "Continuing Employees") after the Effective Time (the "New Plans"), and subject to Applicable Law, each Continuing Employee shall be credited with his or her years of service with Parent or the Company or any of their respective affiliates, as the case may be, before the Effective Time, to the same extent as such Continuing Employee was entitled, before the Effective Time, to credit for such service under any similar Parent Benefit Plans or Company Benefit Plans, as applicable, except to the extent such credit would result in a duplication of benefits. In addition, and without limiting the generality of the foregoing, and subject to any Applicable Law: (i) each Continuing Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans which are welfare benefit plans to the extent coverage under such New Plan replaces coverage under a comparable Parent Benefit Plan or Company Benefit Plan, as applicable, in which such Continuing Employee participated immediately before the Effective Time (such plans, collectively, the "Old Plans"); and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Continuing Employee, Parent shall use reasonable best efforts to cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such Continuing Employee and his or her covered dependents, and Parent shall cause any eligible expenses incurred by such Continuing Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such Continuing Employee's participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

          (b)   This Section 6.7 shall inure solely to the benefit of the Parties, and nothing in this Agreement shall confer upon any Continuing Employee any right to continue in the employ or service of Parent, the Company or any of their respective affiliates, or shall interfere with or restrict in any way the rights of Parent, the Company or any of their respective affiliates, which rights are hereby expressly reserved, to discharge or terminate the services of any Continuing Employee at any time for any reason whatsoever, with or without cause. Notwithstanding any provision in this Agreement to the contrary, nothing in this Section 6.7 shall (i) be deemed or construed to be an amendment or other modification of any Parent Benefit Plan or Company Benefit Plan, or (ii) create any third party rights in any current or former service provider of Parent, the Company or their affiliates (or any beneficiaries or dependents thereof).

        Section 6.8    Rule 16b-3.    Prior to the Effective Time, the Company and Parent shall, as applicable, take all such steps as may be reasonably necessary or advisable hereto to cause any dispositions of Company equity securities (including derivative securities) and acquisitions of Parent equity securities pursuant to the Transactions contemplated by this Agreement by each individual who is a director or officer of the Company subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

        Section 6.9    Security Holder Litigation.    Each Party shall provide the other Party prompt notice of any litigation brought by any stockholder or shareholder of that Party, as applicable, against such Party, any of its Subsidiaries and/or any of their respective directors relating to the Merger, this Agreement or any of the Transactions. Unless (i) in the case of such litigation with respect to the Company, the Company Board of Directors has made or is considering making a Company Change of Recommendation or (ii) in the case of such litigation with respect to Parent, the Parent Board of Directors has made or is considering making a Parent Change of

Recommendation, each Party shall give the other Party the opportunity to participate (at such other Party's expense) in the defense or settlement of any such litigation, and no such settlement shall be agreed to without the other Party's prior written consent, which consent shall not be unreasonably withheld or delayed, except that the other Party shall not be obligated to consent to any settlement which does not include a full release of such other Party and its affiliates or which imposes an injunction or other equitable relief after the Effective Time upon Parent or any of its affiliates. In the event of, and to the extent of, any conflict or overlap between the provisions of this Section 6.9 and Section 5.1, Section 5.2 or Section 6.2, the provisions of this Section 6.9 shall control.

        Section 6.10    Delisting.    Each of the Parties agrees to cooperate with the other Parties in taking, or causing to be taken, all actions necessary to delist the Company Common Stock from the NYSE and terminate its registration under the Exchange Act, provided that such delisting and termination shall not be effective until after the Effective Time.

        Section 6.11    Parent Director Resignations.    Each Parent director shall execute and deliver in escrow concurrent with the execution and delivery of this Agreement irrevocable resignations from their director, officer and other positions at Parent and any Parent Subsidiary, which resignations shall be effective immediately following the taking of the actions contemplated by Section 6.13(b) to adjust the composition of the Parent Board of Directors, except that such resignations shall not be effective or otherwise accepted for the two directors identified by the Company pursuant to Section 6.13(b) to continue to serve as directors on the Parent Board of Directors after the Effective Time.

        Section 6.12    Stock Exchange Listing.    Parent shall use its reasonable best efforts to cause the Parent Shares to be issued in the Merger to be approved for listing on the Exchanges, subject to official notice of issuance and also, in the case of the Toronto Stock Exchange, subject to customary conditions, prior to the Effective Time.

        Section 6.13    Post-Merger Organizational Matters.

          (a)    Parent shall take all such actions as are necessary to ensure that, as of the Effective Time, the individuals set forth on Section 6.13(a) of the Company Disclosure Letter shall become officers of Parent from the Effective Time, serving in the respective offices set forth beside each individual's name, until the earlier of their resignation or removal or until their respective successors are duly elected or qualified.

          (b)   The Company and Parent shall cooperate and take all action as is necessary to cause, effective as of the Effective Time, the Parent Board of Directors to be comprised of the five (5) members of the Company Board of Directors as of immediately prior to the Effective Time and two (2) directors serving on the Parent Board of Directors as of the date hereof who are each a Canadian resident, which directors shall be identified in writing to the Company prior to the Effective Time and subject to the approval of the Company (for a total of seven (7) directors).

          (c)    Prior to the Effective Time, Parent shall incorporate a new wholly-owned subsidiary under the OBCA with the name "Waste Connections, Inc." or such other name as directed by the Company ("New Subco"). Immediately following the Effective Time, Parent and New Subco shall amalgamate under section 177(1) of the OBCA and pursuant to subsections 87(1) and 87(1.1) of the Canadian Income Tax Act, and the amalgamated corporation shall assume the articles of Parent, other than adopting the name of New Subco instead of the name of Parent.

        Section 6.14    Tax Matters.    Parent and the Company shall each execute and deliver tax representation letters to Weil, Gotshal & Manges LLP and to Locke Lord LLP substantially in the form set forth on Section 6.14 of the Parent Disclosure Letter and Section 6.14 of the Company Disclosure Letter, respectively, in connection with the delivery of the tax opinions described in Section 7.2(c) and Section 7.3(c). In rendering such opinions, each of such advisor shall be entitled to rely on representations and assumptions, including the tax representation letters referred to in this Section 6.14. The Parties shall cooperate and use reasonable best efforts to obtain the opinions of Weil, Gotshal & Manges LLP and Locke Lord LLP described in Section 7.2(c) and Section 7.3(c).

ARTICLE VII

CONDITIONS TO CONSUMMATION OF THE MERGER

        Section 7.1    Conditions to Each Party's Obligations to Effect the Merger.    The respective obligations of each Party to effect the Merger shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions, any and all of which may be waived in whole or in part by Parent, Merger Sub and the Company, as the case may be, to the extent permitted by applicable Law:

          (a)    Shareholder Approval.    Each of the Company Stockholder Approval and the Parent Shareholder Transaction Approval shall have been obtained;

          (b)    Registration Statement.    The Form F-4 shall have become effective in accordance with the provisions of the Securities Act and no stop order suspending the effectiveness of the Form F-4 shall have been issued by the SEC and remain in effect and no proceeding to that effect shall have been commenced or threatened;

          (c)    Adverse Laws or Orders.    No Adverse Law or Order shall have occurred;

          (d)    Regulatory Approvals.    (i) Any applicable waiting period (or extension thereof) relating to the Merger under the HSR Act shall have expired or been terminated, (ii) all consents of, or filings with, Governmental Entities set forth in Section 7.1(d)(ii) of the Company Disclosure Letter and Section 7.1(d)(ii) of the Parent Disclosure Letter shall have been obtained and shall be in full force and effect at the Closing and any applicable waiting period with respect thereto shall have expired or been terminated, as the case may be, and (iii) no legal proceeding by a Governmental Entity under any Antitrust Law of the United States or Canada shall be pending against the Company, Parent or Merger Sub that is reasonably likely to temporarily or permanently enjoin, restrain or prevent the consummation of the Merger;

          (e)    Tax Treatment of Restructuring Transactions.    Since the date of this Agreement, (i) there has been no change in Sections 163(j) or 7874 of the Code (or any other provision of the Code with respect to the deductibility of interest), the regulations promulgated thereunder, or the official interpretation thereof as set forth in published guidance by the IRS (other than in a news release) that would impose a material limitation on the ability to deduct for U.S. federal income tax purposes interest on any current or reasonably anticipated debt obligation (or arrangement treated as a debt obligation for U.S. federal income tax purposes under current law as of the date of this Agreement) of the Surviving Corporation or any of its Subsidiaries, and (ii) there has been no change or publicly announced proposed change in Law or any official interpretation thereof (including any change to the regime governing the taxation of foreign affiliates or controlled foreign affiliates under the Canadian Income Tax Act or the General Anti-Avoidance Rule (GAAR) under Section 245 of the Canadian Income Tax Act) that would result in Parent or any of its Subsidiaries recognizing material taxable income in Canada in respect of any instrument issued by the Surviving Corporation or any of its Subsidiaries that is currently outstanding or reasonably anticipated to be outstanding;

          (f)    Approval by the Toronto Stock Exchange.    The Toronto Stock Exchange shall have approved the Transactions; and

          (g)    Listing.    The Parent Shares to be issued in the Merger shall have been approved for listing on the Exchanges, subject to official notice of issuance and, in the case of the Toronto Stock Exchange, other customary conditions.

        Section 7.2    Conditions to Obligations of Parent and Merger Sub.    The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver (in writing) by Parent on or prior to the Closing Date of each of the following additional conditions:

          (a)    Representations and Warranties.    (i) The representations and warranties of the Company set forth in Section 3.2(a) shall be true and correct in all respects as of the date of this Agreement and as of the Closing as though made on and as of the Closing (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct in all respects as of such date) except for breaches of representations and warranties which are de minimis in the aggregate; (ii) the representations and warranties of the Company set forth in Section 3.1(a), Section 3.2 (other than with respect to Section 3.2(a)), Section 3.3(a), Section 3.19 and Section 3.22 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing as though made on and as of the Closing (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct in all material respects as of such date); and (iii) each of the other representations and warranties of the Company set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing as though made on and as of the Closing (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date), except, in the case of this clause (iii), where any failures of any such representations and warranties to be true and correct (without giving effect to any qualification as to materiality or Company Material Adverse Effect contained therein) would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; and Parent shall have received a certificate signed on behalf of the Company by a duly authorized executive officer of the Company to the foregoing effect;

          (b)    Performance of Obligations of the Company.    The Company shall have performed or complied in all material respects with the covenants and agreements required to be performed or complied with by it under this Agreement at or prior to the Effective Time; and Parent shall have received a certificate signed on behalf of the Company by a duly authorized executive officer of the Company to such effect;

          (c)    Parent Tax Opinion.    Parent will have received from Weil, Gotshal and Manges LLP, counsel to Parent, an opinion, dated as of the Closing Date, to the effect that Section 7874 of the Code, the regulations promulgated thereunder, or official interpretation thereof as set forth in published guidance by the IRS should not apply in such a manner so as to cause Parent to be treated as a domestic corporation for U.S. federal income tax purposes pursuant to Section 7874(b) of the Code from and after the Closing Date as a result of the Transactions (it being understood that in rendering such opinion, Weil, Gotshal & Manges LLP may rely upon representations and assumptions, including the applicable tax representation letters referred to in Section 6.14); and

          (d)    No Material Adverse Effect.    Since the date of this Agreement, no Company Material Adverse Effect shall have occurred; and Parent shall have received a certificate signed on behalf of the Company by a duly authorized executive officer of the Company to the foregoing effect.

        Section 7.3    Conditions to Obligations of the Company.    The obligations of the Company to effect the Merger are also subject to the satisfaction or waiver (in writing) by the Company on or prior to the Closing Date of each of the following additional conditions:

          (a)    Representations and Warranties.    (i) The representations and warranties of Parent and Merger Sub set forth in Section 4.2(a) shall be true and correct in all respects as of the date of this Agreement and as of the Closing as though made on and as of the Closing (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct in all respects as of such date), except for breaches of representations and warranties which are de minimis in the aggregate; (ii) the representations and warranties of Parent and Merger Sub set forth in Section 4.1(a), Section 4.2 (other than with respect to Section 4.2(a)), Section 4.3(a), Section 4.19 and Section 4.22 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing as though made on and as of the Closing (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct in all material respects as of such date) and (iii) each of the other representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing as though made on and as of the Closing (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date), except, in the case of this clause (iii), where any failures of any such representations and warranties to be true and correct (without giving effect to any qualification as to materiality or Parent Material Adverse Effect contained therein) would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect; and the Company shall have received a certificate signed on behalf of Parent by a duly authorized executive officer of Parent to the foregoing effect;

          (b)    Performance of Obligations of Parent and Merger Sub.    Parent and Merger Sub shall have performed or complied in all material respects with the covenants and agreements required to be performed or complied with by them under this Agreement at or prior to the Effective Time, and the Company shall have received a certificate signed on behalf of Parent by a duly authorized executive officer of Parent to such effect;

          (c)    Company Tax Opinion.    The Company will have received from Locke Lord LLP, counsel to the Company, an opinion, dated as of the Closing Date, to the effect that Section 7874 of the Code, the regulations promulgated thereunder, or official interpretation thereof as set forth in published guidance by the IRS should not apply in such a manner so as to cause Parent to be treated as a domestic corporation for U.S. federal income tax purposes pursuant to Section 7874(b) of the Code from and after the Closing Date as a result of the Transactions (it being understood that in rendering such opinion, Locke Lord LLP may rely upon representations and assumptions, including the applicable tax representation letters referred to in Section 6.14); and

          (d)    No Material Adverse Effect.    Since the date of this Agreement, no Parent Material Adverse Effect shall have occurred; and the Company shall have received a certificate signed on behalf of Parent by a duly authorized executive officer of Parent to the foregoing effect.

ARTICLE VIII

TERMINATION

        Section 8.1    Termination.    This Agreement may be terminated and the Merger and the other Transactions may be abandoned (except as otherwise provided below, whether before or after receipt of the Company Stockholder Approval or the Parent Shareholder Transaction Approval, if applicable) as follows:

          (a)    by mutual written consent of Parent and the Company;

          (b)   by either Parent or the Company, prior to the Effective Time, if there has been a breach by the Company, on the one hand, or Parent or Merger Sub, on the other hand, of any representation, warranty, covenant or agreement set forth in this Agreement, which breach would result in the conditions in Article VII not being satisfied (and such breach is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured within the earlier of (i) thirty (30) calendar days after the receipt of notice thereof by the defaulting Party from the non-defaulting Party or (ii) three (3) business days before the Outside Date); provided, however, this Agreement may not be terminated pursuant to this Section 8.1(b) by any Party if such Party is then in material breach of any representation, warranty, covenant or agreement set forth in this Agreement;

          (c)    by either Parent or the Company, if the Effective Time shall not have occurred by midnight, Eastern Time, at the end of the day on October 18, 2016 (the "Outside Date"); provided that if on such date all of the conditions set forth in Article VII have been satisfied or waived (other than the condition set forth in Section 7.1(d) and those conditions that by their nature can only be satisfied at the Closing), then the Outside Date shall be automatically extended to 5:00 pm, New York City time on January 18, 2017; provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(c) shall not be available to any Party whose breach of any representation, warranty, covenant or agreement set forth in this Agreement has been the primary cause of, or primarily resulted in, the Effective Time not occurring prior to the Outside Date;

          (d)   by Parent, if, prior to receipt of the Company Stockholder Approval, (i) the Company Board of Directors shall have effected a Company Change of Recommendation or (ii) the Company shall have breached Section 5.3 in any material respect;

          (e)    by the Company, if, prior to receipt of the Parent Shareholder Transaction Approval, (i) the Parent Board of Directors shall have effected a Parent Change of Recommendation or (ii) Parent shall have breached Section 5.4 in any material respect;

          (f)    by either the Company or Parent if a Governmental Entity of competent jurisdiction, that is within a jurisdiction that is material to the business and operations of the Company and Parent, taken together, shall have issued a final, non-appealable order, injunction, decree or ruling in each case permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger; provided that the party seeking to terminate this Agreement pursuant to this Section 8.1(f) shall have used its reasonable best efforts to prevent the entry of and to remove such order, injunction, decree or ruling;

          (g)   by either the Company or Parent, if the Company Stockholder Approval shall not have been obtained at the Company Special Meeting or at any adjournment or postponement thereof, in each case at which a vote on such approval was taken;

          (h)    by either Parent or the Company, if the Parent Shareholder Transaction Approval shall not have been obtained at the Parent Special Meeting or at any adjournment or postponement thereof, in each case at which a vote on such approval was taken;

          (i)     by the Company, if, at any time prior to the receipt of the Company Stockholder Approval, the Company Board of Directors shall have (i) effected a Company Change of Recommendation in accordance with Section 5.3(d)(i) and otherwise having complied in all material respects with Section 5.3 in order to accept a Company Superior Proposal, (ii) entered into a definitive agreement with respect to such Company Superior Proposal concurrently with the termination of this Agreement in accordance with this Section 8.1(i) and (iii) paid the Company Termination Fee to Parent in accordance with Section 8.2(b)(ii); or

          (j)     by Parent, if, at any time prior to the receipt of the Parent Shareholder Transaction Approval, the Parent Board of Directors shall have (i) effected a Parent Change of Recommendation in accordance with Section 5.4(d)(i) and otherwise having complied in all material respects with Section 5.4 in order to accept a Parent Superior Proposal, (ii) entered into a definitive agreement with respect to such Parent Superior Proposal concurrently with the termination of this Agreement in accordance with this Section 8.1(j) and (iii) paid the Parent Termination Fee to the Company in accordance with Section 8.2(c)(ii).

        Section 8.2    Effect of Termination.

          (a)    In the event of the valid termination of this Agreement as provided in Section 8.1, written notice thereof shall forthwith be given to the other Party or Parties specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void and there shall be no liability on the part of Parent, Merger Sub or the Company, except that the Confidentiality Agreements, this Section 8.2 and Section 9.3 through Section 9.13 shall survive such termination; provided, however, that nothing herein shall relieve any Party from liability for fraud or a Willful Breach of its representations, warranties, covenants or agreements set forth in this Agreement prior to such termination.

          (b)    Company Termination Fee or Expenses Payable by the Company.

               (i)  If (A) Parent or the Company terminates this Agreement pursuant to Section 8.1(c) or Section 8.1(g) or Parent terminates this Agreement pursuant to Section 8.1(b) due to a breach by the Company, (B) a Company Competing Proposal shall have been publicly disclosed and not publicly, irrevocably withdrawn prior to the date of the Company Special Meeting, and (C)(1) such Company Competing Proposal is consummated within twelve (12) months of such termination or (2) the Company enters into a definitive agreement providing for such Company Competing Proposal within twelve (12) months of such termination and such Company Competing Proposal is consummated, within one (1) business day after the date any such Company Competing Proposal is consummated the Company shall pay or cause to be paid to Parent a fee of $150,000,000 in cash (the "Company Termination Fee"). Solely for purposes of this Section 8.2(b)(i), the term "Company Competing Proposal" shall have the meaning assigned to such term in Section 9.5, except that all references to "20%" therein shall be deemed to be references to "50%".

              (ii)  If the Company terminates this Agreement pursuant to Section 8.1(i), concurrently with, and as a condition to, such termination, the Company shall pay or cause to be paid to Parent the Company Termination Fee.

             (iii)  If Parent terminates this Agreement pursuant to Section 8.1(d), within three (3) business days after such termination, the Company shall pay or cause to be paid to Parent the Company Termination Fee.

             (iv)  If Parent or the Company terminates this Agreement pursuant to Section 8.1(g), within three (3) business days after such termination, the Company shall pay or cause to be paid to Parent the Company Expense Reimbursement Amount.

              (v)  In the event any amount is payable by the Company pursuant to the preceding clauses (i), (ii), (iii) or (iv), such amount shall be paid by wire transfer of immediately available funds to an account designated in writing by Parent. For the avoidance of doubt, in no event shall the Company be obligated to pay the Company Termination Fee or the Company Expense Reimbursement Amount on more than one occasion. Furthermore, in no event shall the Company be obligated to pay the Company Expense Reimbursement Amount if the Company is otherwise obligated to pay the Company Termination Fee. If the Company has previously paid the Company Expense Reimbursement Amount and subsequently becomes obligated to pay the Company Termination Fee, the Company Termination Fee shall be reduced by the actual amount of the Company Expense Reimbursement Amount previously paid to Parent.

          (c)    Parent Termination Fee or Expenses Payable by Parent.

               (i)  If (A) the Company or Parent terminates this Agreement pursuant to Section 8.1(c) or Section 8.1(h) or the Company terminates this Agreement pursuant to Section 8.1(b) due to a breach by Parent, (B) a Parent Competing Proposal shall have been publicly disclosed and not publicly, irrevocably withdrawn prior to the date of the Parent Special Meeting, and (C)(1) such Parent Competing Proposal is consummated within twelve (12) months of such termination or (2) Parent enters into a definitive agreement providing for such Parent Competing Proposal within twelve (12) months of such termination and such Parent Competing Proposal is consummated, within one (1) business day after the date any such Parent Competing Proposal is consummated Parent shall pay or cause to be paid to the Company a fee of $105,000,000 in cash (the "Parent Termination Fee"). Solely for purposes of this Section 8.2(c)(i), the term "Parent Competing Proposal" shall have the meaning assigned to such term in Section 9.5, except that all references to "20%" therein shall be deemed to be references to "50%".

              (ii)  If Parent terminates this Agreement pursuant to Section 8.1(j), concurrently with, and as a condition to, such termination, Parent shall pay or cause to be paid to the Company the Parent Termination Fee.

             (iii)  If the Company terminates this Agreement pursuant to Section 8.1(e), within three (3) business days after such termination, Parent shall pay or cause to be paid to the Company the Parent Termination Fee.

             (iv)  If Parent or the Company terminates this Agreement pursuant to Section 8.1(h), within three (3) business days after such termination, Parent shall pay or cause to be paid to the Company the Parent Expense Reimbursement Amount.

              (v)  In the event any amount is payable pursuant to the preceding clauses (i), (ii), (iii) or (iv), such amount shall be paid by wire transfer of immediately available funds to an account designated in writing by the Company. For the avoidance of doubt, in no event shall Parent be obligated to pay the Parent Termination Fee or the Parent Expense Reimbursement Amount on more than one occasion. Furthermore, in no event shall Parent be obligated to pay the Parent Expense Reimbursement Amount if Parent is otherwise obligated to pay the Parent Termination Fee. If Parent has previously paid the Parent Expense Reimbursement Amount and subsequently becomes obligated to pay the Parent Termination Fee, the Parent Termination Fee shall be reduced by the actual amount of the Parent Expense Reimbursement Amount previously paid to Parent.

          (d)   Each Party agrees that notwithstanding anything in this Agreement to the contrary, except in the case of fraud or Willful Breach, (i) in the event that any Termination Fee or Expense Reimbursement Amount (in the event no Termination Fee subsequently becomes payable in accordance with the terms of this Section 8.2) is paid to a Party in accordance with this Section 8.2, the payment of such Termination Fee or Expense Reimbursement Amount shall be the sole and exclusive remedy of such Party, its Subsidiaries, officers, directors, partners, shareholders, managers, member, Affiliates, agents and representatives against the other Party or any of its Subsidiaries, officers, directors, partners, shareholders, managers, member, Affiliates, agents and representatives for, and (ii) in no event will the Party being paid any Termination Fee or Expense Reimbursement Amount or any other such Person seek to recover any other money damages or seek any other remedy based on a claim in law or equity with respect to, in each case of clause (i) and (ii), (A) any loss suffered, directly or indirectly, as a result of the failure of the Merger to be consummated, (B) the termination of this

  Agreement, (C) any liabilities or obligations arising under this Agreement, or (D) any claims or actions arising out of or relating to any breach, termination or failure of or under this Agreement, and (iii) upon payment of any Termination Fee or Expense Reimbursement in accordance with this Section 8.2, no Party nor any of its or its Affiliates' Subsidiaries, officers, directors, partners, shareholders, managers, members, agents or representatives shall have any further liability or obligation to the other Parties or any of their or their Affiliates' Subsidiaries, officers, directors, partners, shareholders, managers, members, agents or representatives, relating to or arising out of the Transactions.

ARTICLE IX

MISCELLANEOUS

        Section 9.1    Amendment and Modification; Waiver.

          (a)    Subject to applicable Law and except as otherwise provided in this Agreement, this Agreement may be amended, modified and supplemented, whether before or after receipt of the Company Stockholder Approval or the Parent Shareholder Transaction Approval, as applicable, by written agreement of the Parties (by action taken by their respective boards of directors); provided, however, that after the approval and adoption of this Agreement by the stockholders of the Company or the approval of the issuance of Parent Shares in connection with the Merger by the shareholders of Parent, as applicable, no amendment shall be made which by Law requires further approval by such shareholders without obtaining such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.

          (b)   At any time and from time to time prior to the Effective Time, either the Company, on the one hand, or Parent or Merger Sub, on the other hand, may, to the extent legally allowed and except as otherwise set forth herein, (i) extend the time for the performance of any of the obligations or other acts of any of Parent, Merger Sub or the Company, as applicable, (ii) waive any inaccuracies in the representations and warranties made to Parent or the Company contained herein or in any document delivered pursuant hereto, and (iii) waive compliance with any of the agreements or conditions for the benefit of Parent, Merger Sub or the Company, as applicable, contained herein. Any agreement on the part of a Parent, Merger Sub or the Company to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of Parent, Merger Sub or the Company, as applicable. Any delay in exercising any right under this Agreement shall not constitute a waiver of such right.

        Section 9.2    Non-Survival of Representations and Warranties.    None of the representations and warranties in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive the Effective Time. This Section 9.2 shall not limit any covenant or agreement of the Parties which by its terms contemplates performance after the Effective Time.

        Section 9.3    Expenses.    Except as otherwise expressly provided in this Agreement, all Expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such Expenses, except that Parent and the Company shall share equally all Expenses incurred in connection with (a) printing, filing and mailing the Proxy Statement/Prospectus and Form F-4, and all SEC and other regulatory filing fees incurred in connection with the Proxy Statement/Prospectus and Form F-4, (b) the Exchange Agent, and (c) any documentary, sales, use, real property transfer, real property gains, registration, value-added, transfer, stamp, recording and other similar Taxes.

        Section 9.4    Notices.    All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally (notice deemed given upon receipt), telecopied (notice deemed given upon confirmation of receipt) or sent by a nationally recognized overnight courier service, such as Federal Express (notice deemed given upon receipt of proof of delivery), to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

    if to Parent or Merger Sub, to:

      Progressive Waste Solutions Ltd.
      400 Applewood Crescent, Second Floor
      Vaughan, Ontario L4K 0C3
      Canada
      Attention: Chief Executive Officer
                        General Counsel
      Facsimile: (905) 532-7576

    with copies to:

      Weil, Gotshal & Manges LLP
      767 Fifth Avenue
      New York, New York 10153
      Attention: Michael J. Aiello
                        Matthew J. Gilroy
      Facsimile: (212) 310-8007

      and

      Stikeman Elliot LLP
      5300 Commerce Court West
      199 Bay Street
      Toronto, Ontario, Canada
      Attention: John J. Ciardullo
      Facsimile: (416) 947-0866

    and

    if to the Company, to:

      Waste Connections, Inc.
      3 Waterway Square Place, Suite 110
      The Woodlands, Texas 77380
      Attention: Patrick J. Shea, Senior Vice President, General Counsel and
                        Secretary
      Facsimile: (832) 442-2291

    with copies to:

      Locke Lord LLP
      600 Travis Street, Suite 2800
      Houston, Texas 77022
      Attention: David F. Taylor
                        J. Eric Johnson
      Facsimile: (713) 223-3717

      and

      Bennett Jones LLP
      4500 Bankers Hall East
      855 — 2nd Street S.W.
      Calgary, Alberta, Canada
      Attention: Brent W. Kraus
                        Harinder Basra
      Facsimile: (403) 265-7219

        Section 9.5    Certain Definitions.    For the purposes of this Agreement, the term:

        "2013 LTIP" means the Parent's Long Term Incentive Plan effective January 1, 2013.

        "2014 LTIP" means the Parent's Long Term Incentive Plan effective January 1, 2014.

        "2015 LTIP" means the Parent's Long Term Incentive Plan effective January 1, 2015.

        "Acceptable Confidentiality Agreement" means a confidentiality agreement that contains terms that are no less favorable in the aggregate to the Company or Parent, as applicable, than those contained in the Confidentiality Agreement; provided, however, that an Acceptable Confidentiality Agreement shall not be required to contain standstill provisions.

        "Adverse Law or Order" means (i) any statute, rule, regulation or similar requirement (other than any Antitrust Law or Tax Law) shall have been enacted or promulgated by any Governmental Entity of competent jurisdiction or Exchange which prohibits or makes illegal the consummation of the Merger, or (ii) there shall be in effect any order or injunction of a Governmental Entity of competent jurisdiction or Exchange preventing the consummation of the Merger.

        "Antitrust Laws" mean any antitrust, competition or trade regulation Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition, including the HSR Act.

        "Bribery Legislation" means all and any of the following if and as they may be applicable to the Company, Parent and/or their respective Subsidiaries by their terms: the FCPA; the Corruption of Foreign Public Officials Act, as amended, the Organization For Economic Co-operation and Development Convention on Combating Bribery of Foreign Public Officials in International Business Transactions and related implementing legislation; and any anti-bribery or anti-corruption related provisions in criminal and anti-competition laws and/or anti-bribery, anti-corruption and/or anti-money laundering laws of any jurisdiction (including but not limited to Canada) in which Parent or the Company operates.

        "business days" means any day other than a Saturday, a Sunday or a day on which banks in New York, New York, USA or Toronto, Ontario, Canada are authorized or required by applicable Law to be closed.

        "Canadian Securities Laws" means (a) the Securities Act (Ontario) and any other applicable Canadian provincial and territorial securities Laws, and (b) the rules and regulations of the Ontario Securities Commission and any other applicable provincial and territorial securities regulators.

        "Canadian Takeover Bid Rules" means Multilateral Instrument 62-104 — Take-Over Bids and Issuer Bids and Part XX of the Securities Act (Ontario) and Ontario Securities Commission Rule 62-504 — Take-Over Bids and Issuer Bids.

        "Code" means the Internal Revenue Code of 1986, as amended.

        "Company Bylaws" means the Fourth Amended and Restated Bylaws of the Company in effect on the date hereof.

        "Company Certificate" means the Amended and Restated Certificate of Incorporation of the Company in effect on the date hereof.

        "Company Competing Proposal" means any proposal or offer made by a Person or group (other than a proposal or offer by Parent or any of the Parent Subsidiaries) at any time which is structured to permit such Person or group to acquire (whether pursuant to a merger, consolidation or other business combination, sale of shares of capital stock, sale of assets, tender offer or exchange offer or otherwise, including any single or multi-step transaction or series of related transactions) ownership of (i) assets or businesses of the Company and the Company Subsidiaries that generate at least twenty percent (20%) or more of the net revenues or net income (for the 12-month period ending on the last day of the Company's most recently completed fiscal quarter) or that represent at least twenty percent (20%) of the total assets (based on fair market value) of the Company and the Company Subsidiaries taken as a whole or (ii) at least twenty percent (20%) of any class of capital stock, other equity securities or voting power of the Company, in each case other than the Merger.

        "Company Equity Plans" means the Waste Connections, Inc. 2014 Incentive Award Plan, the Waste Connections, Inc. Third Amended and Restated 2004 Equity Incentive Plan, and the Waste Connections, Inc. Consultant Incentive Plan.

        "Company Expense Reimbursement Amount" means $15,000,000.

        "Company Governing Documents" means the Company Bylaws and the Company Certificate.

        "Company Material Adverse Effect" means any Effect that, (i) individually or in the aggregate, has a material adverse effect on the condition (financial or otherwise), business or results of operations of the Company and the Company Subsidiaries, taken as a whole; provided, however, that no Effects resulting or arising from the following shall be deemed to constitute a Company Material Adverse Effect or shall be taken into account when determining whether a Company Material Adverse Effect exists or has occurred or is reasonably likely to exist or occur: (a) any changes in general United States or global economic conditions (in each case, other than any Effect that affects the Company and the Company Subsidiaries, taken as a whole, in a materially disproportionate manner as compared to other companies that participate in the businesses that the Company and the Company Subsidiaries operate, but, in such event, only the incremental disproportionate impact of any such Effect shall be taken into account in determining whether a "Company Material Adverse Effect" has occurred), (b) conditions (or changes therein) in any industry or industries in which the Company and the Company Subsidiaries operate (in each case, other than any Effect that affects the Company and the Company Subsidiaries, taken as a whole, in a materially disproportionate manner as compared to other companies that participate in the businesses that the Company and the Company Subsidiaries operate, but, in such event, only the incremental disproportionate impact of any such Effect shall be taken into account in determining whether a "Company Material Adverse Effect" has occurred), (c) general tax, economic, and/or political conditions (or changes therein), including any changes affecting financial, credit or capital market conditions (in each case, other than any Effect that affects the Company and the Company Subsidiaries, taken as a whole, in a materially disproportionate manner as compared to other companies that participate in the businesses that the Company and the Company Subsidiaries operate, but, in such event, only the incremental disproportionate impact of any such Effect shall be taken into account in determining whether a "Company Material Adverse Effect" has occurred), (d) any change in GAAP or interpretation thereof (in each case, other than any Effect that affects the Company and the Company Subsidiaries, taken as a whole, in a materially disproportionate manner as compared to other companies that participate in the businesses that the Company and the Company Subsidiaries operate, but, in such event, only the incremental disproportionate impact of any such Effect shall be taken into account in determining whether a "Company Material Adverse Effect" has occurred), (e) any change in applicable Law (in each case, other than any Effect that affects the Company and the Company Subsidiaries, taken as a whole, in a materially disproportionate manner as compared to other companies that participate in the businesses that the Company and the Company Subsidiaries operate, but, in such event, only the incremental disproportionate impact of any such Effect shall be taken into account in determining whether a "Company Material Adverse Effect" has occurred), (f) the execution and delivery of this Agreement or the consummation of the Transactions, or any actions expressly required by, or the failure to take any action expressly prohibited by, the terms of this Agreement, including without limitation the provisions of Section 6.2 hereof, except that this clause (f) shall not apply to the representations and warranties set forth in Sections 3.3(b) and 3.3(c), (g) changes in the Company Common Stock price, in and of itself (it being understood that the facts or occurrences giving rise or contributing to such changes that are not otherwise excluded from the definition of a "Company Material Adverse Effect" may be taken into account), (h) any failure by the Company to meet any internal or published projections, estimates or expectations of the Company's revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by the Company to meet its internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (it being understood that the facts or occurrences giving rise or contributing to such failure that are not otherwise excluded from the definition of a "Company Material Adverse Effect" may be taken into account), (i) Effects arising out of changes in geopolitical conditions, acts of terrorism or sabotage, war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, weather conditions or other force majeure events, including any material worsening of such conditions threatened or existing as of the date of this Agreement (in each case, other than any Effect that affects the Company and the Company Subsidiaries, taken as a whole, in a materially disproportionate manner as compared to other companies that participate in the businesses that the Company and the Company Subsidiaries operate, but, in such event, only the incremental disproportionate impact of any such Effect shall be taken into account in determining whether a "Company Material Adverse Effect" has occurred), (j) the public announcement of this Agreement or the Transactions, (k) any matters expressly disclosed in the Company Disclosure Letter, to the extent so disclosed, (l) any action that is taken with the written consent of Parent or at the written request of Parent or (m) any reduction in the credit rating of the Company or the Company Subsidiaries, in and of itself (it being understood that the facts or occurrences giving rise or contributing to such reduction that are not otherwise excluded from the definition of a "Company Material Adverse Effect" may be taken into account) or (ii) prevents or materially delays the Company from performing its material obligations under this Agreement or consummation of the Transactions.

        "Company Shareholders" means the registered or beneficial holders of the Company Common Shares, as the context requires.

        "Company Special Meeting" means the meeting of the holders of shares of Company Common Stock for the purpose of seeking the Company Stockholder Approval, including any postponement or adjournment thereof.

        "Company Stockholder Approval" means the affirmative vote of the holders of a majority of the outstanding Company Common Stock entitled to vote upon the approval and adoption of this Agreement at the Company Special Meeting.

        "Company Subsidiaries" means the Subsidiaries of the Company.

        "Company Superior Proposal" means a bona fide proposal or offer constituting a Company Competing Proposal (with references to 20% being deemed to be replaced with references to 50%), which the Company Board of Directors determines in good faith after consultation with the Company's outside legal and financial advisors to be more favorable to the stockholders of the Company from a financial point of view than the Merger, taking into account all relevant factors (including all the terms and conditions of such proposal or offer and this Agreement (including any changes to the terms of this Agreement proposed by Parent in response to such offer or otherwise)).

        "Company Warrants" means the outstanding share purchase warrants of the Company.

        "Confidentiality Agreements" means (a) the Confidentiality Agreement, dated December 2, 2015, between Parent and the Company, as the same may be amended from time to time, and (b) the Confidentiality Agreement, dated January 8, 2016, between Parent and the Company, as the same may be amended from time to time.

        "Consolidation" means, following the Merger, an amendment to Parent's articles to consolidate the outstanding Parent Shares, including the Parent Shares issued pursuant to the Merger, on the basis of one (1) Parent Share on a pre-consolidation basis for 0.4815 Parent Shares on a post-consolidation basis.

        "Contract" means any written or oral agreement, contract, subcontract, settlement agreement, lease, sublease, binding understanding, note, option, bond, mortgage, indenture, trust document, loan or credit agreement, license, sublicense, insurance policy or other legally binding commitment or undertaking of any nature, as in effect as of the date hereof or as may hereinafter be in effect; provided, however, that Contracts shall not include any Company Benefit Plan or Parent Benefit Plan.

        "DSOS" means the Secretary of State of the State of Delaware.

        "Effect" means any change, effect, development, circumstance, condition, state of facts, event or occurrence.

        "Environmental Law" means any and all applicable Laws relating to pollution or protection of the environment.

        "Environmental Permits" means any permit, license, authorization or approval of a Governmental Entity required under applicable Environmental Laws.

        "ERISA" means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated and rulings issued thereunder.

        "ERISA Affiliate" means, with respect to any entity, trade or business (whether or not incorporated) that, together with, any other entity, trade or business is treated as a single employer under Section 414 of the Code.

        "Exchange Act" means the United States Securities Exchange Act of 1934, as amended.

        "Exchanges" means the Toronto Stock Exchange and the NYSE.

        "Expense Reimbursement Amount" means the Company Expense Reimbursement Amount or the Parent Expense Reimbursement Amount, as applicable.

        "Expenses" means all reasonable out-of-pocket expenses (including all fees and expenses of counsel, financing sources, accountants, investment bankers, experts and consultants to a Party and its affiliates) incurred by a Party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the preparation, printing, filing and mailing of the Proxy Statement/Prospectus, the solicitation of equityholders and equityholder approvals, any filings with the SEC and all other matters related to the closing of the Merger and the other Transactions.

        "FCPA" means the Foreign Corrupt Practices Act of 1977, as amended.

        "Government Official" means any official, officer, employee, or representative of, or any Person acting in an official capacity for or on behalf of, any Governmental Entity.

        "Governmental Entity" means (a) any national, federal, state, county, municipal, local, or foreign government or any entity exercising executive, legislative, judicial, regulatory, taxing, or administrative functions of or pertaining to government, (b) any public international governmental organization, or (c) any agency, division, bureau, department, or other political subdivision of any government, entity or organization described in the foregoing clauses (a) or (b) of this definition.

        "HSR Act" means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

        "Indebtedness" means with respect to any Person, (a) all indebtedness, notes payable, accrued interest payable or other obligations for borrowed money, whether secured or unsecured and (b) any guarantee (other than customary non-recourse carve-out or "badboy" guarantees) of any of the foregoing, whether or not evidenced by a note, mortgage, bond, indenture or similar instrument.

        "Intellectual Property" means all rights, title and interest in or relating to all intellectual property protected, created or arising under the laws of the U.S. or any foreign jurisdiction, including: (a) patents and patent applications and any other governmental grant for the protection of inventions or industrial designs, (b) trademarks, service marks, trade dress, logos, brand names, trade names and corporate names, and other source or business identifiers, whether registered or unregistered, and the goodwill associated therewith, together with any registrations and applications for registration thereof, (c) copyrights, whether registered or unregistered, and any registrations, renewals, recordations, and applications for registration thereof, (d) trade secrets and confidential or proprietary information, including know-how, concepts, methods, processes, designs, schematics, drawings, formulae, technical data, techniques, protocols, business plans, specifications, research and development information, technology, and business plans to the extent protected as trade secrets or otherwise non-public (collectively "Trade Secrets"), (e) rights in databases and data collections (including knowledge databases, customer lists and customer databases), and (f) domain name registrations.

        "IRS" means the U.S. Internal Revenue Service.

        "knowledge" will be deemed to be, as the case may be, the actual knowledge after reasonable inquiry of (a) the Persons listed in Section 9.5 of the Parent Disclosure Letter with respect to Parent or Merger Sub, or (b) the Persons listed in Section 9.5 of the Company Disclosure Letter with respect to the Company.

        "Law" means any statute, code, rule, regulation, order, ordinance, judgment or decree or other pronouncement of any Governmental Entity having the effect of law, as in effect now or hereafter.

        "Lien" means any lien, pledge, hypothecation, mortgage, security interest, encumbrance, claim, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, or any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

        "LTIPs" means the 2013 LTIP, the 2014 LTIP and the 2015 LTIP, and "LTIP" means any one of them.

        "NI 51-102" means National Instrument 51-102 — Continuous Disclosure Obligations.

        "NYSE" means the New York Stock Exchange.

        "OBCA" means the Business Corporations Act (Ontario), as amended.

        "Ontario Securities Commission" means the Ontario Securities Commission and any other applicable securities commissions or securities regulatory authority of a province or territory of Canada.

        "Parent Circular" means the notice of the Parent Special Meeting and accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be sent to the Parent Shareholders in connection with the Parent Special Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of this Agreement.

        "Parent Competing Proposal" means any proposal or offer made by a Person or group (other than a proposal or offer by the Company or any of the Company Subsidiaries) at any time which is structured to permit such Person or group to acquire (whether pursuant to an amalgamation, arrangement, merger, consolidation or other business combination, sale of shares, sale of assets, take-over bid, tender offer or exchange offer or otherwise, including any single or multi-step transaction or series of related transactions) ownership of (i) assets or businesses of Parent and the Parent Subsidiaries that generate at least twenty percent (20%) or more of the net revenues or net income (for the 12-month period ending on the last day of Parent's most recently completed fiscal quarter) or that represent at least twenty percent (20%) of the total assets (based on fair market value) of Parent and the Parent Subsidiaries taken as a whole or (ii) at least twenty percent (20%) of any class of capital stock, other equity securities or voting power of Parent, in each case other than the Merger.

        "Parent Equity Award" means any equity award granted under a Parent Equity Plan that is or may be paid or settled in Parent Shares.

        "Parent Equity Plans" means the Parent Stock Option Plans, the LTIPs and the Parent Equity Retention Plan.

        "Parent Equity Retention Plan" means the Parent Equity Retention Plan, effective July 30, 2015.

        "Parent Expense Reimbursement Amount" means $15,000,000.

        "Parent Governing Documents" means the articles of incorporation, amalgamation, or continuation, as applicable, by-laws and amendments thereto of Parent, in each case, in effect on the date hereof.

        "Parent Material Adverse Effect" means any Effect that, (i) individually or in the aggregate, has a material adverse effect on the condition (financial or otherwise), business or results of operations of Parent and the Parent Subsidiaries, taken as a whole; provided, however, that no Effects resulting or arising from the following shall be deemed to constitute a Parent Material Adverse Effect or shall be taken into account when determining whether a Parent Material Adverse Effect exists or has occurred or is reasonably likely to exist or occur: (a) any changes in general United States, Canada or global economic conditions (in each case, other than any Effect that affects Parent and the Parent Subsidiaries, taken as a whole, in a materially disproportionate manner as compared to other companies that participate in the businesses that Parent and the Parent Subsidiaries operate, but, in such event, only the incremental disproportionate impact of any such Effect shall be taken into account in determining whether a "Parent Material Adverse Effect" has occurred), (b) conditions (or changes therein) in any industry or industries in which Parent and the Parent Subsidiaries operate (in each case, other than any Effect that affects Parent and the Parent Subsidiaries, taken as a whole, in a materially disproportionate manner as compared to other companies that participate in the businesses that Parent and the Parent Subsidiaries operate, but, in such event, only the incremental disproportionate impact of any such Effect shall be taken into account in determining whether a "Parent Material Adverse Effect" has occurred), (c) general tax, economic, and/or political conditions (or changes therein), including any changes affecting financial, credit or capital market conditions (in each case, other than any Effect that affects Parent and the Parent Subsidiaries, taken as a whole, in a materially disproportionate manner as compared to other companies that participate in the businesses that Parent and the Parent Subsidiaries operate, but, in such event, only the incremental disproportionate impact of any such Effect shall be taken into account in determining whether a "Parent Material Adverse Effect" has occurred), (d) any change in GAAP or interpretation thereof (in each case, other than any Effect that affects Parent and the Parent Subsidiaries, taken as a whole, in a materially disproportionate manner as compared to other companies that participate in the businesses that Parent and the Parent Subsidiaries operate, but, in such event, only the incremental disproportionate impact of any such Effect shall be taken into account in determining whether a "Parent Material Adverse Effect" has occurred), (e) any change in applicable Law (in each case, other than any Effect that affects Parent and the Parent Subsidiaries, taken as a whole, in a materially disproportionate manner as compared to other companies that participate in the businesses that Parent and the Parent Subsidiaries operate, but, in such event, only the incremental disproportionate impact of any such Effect shall be taken into account in determining whether a "Parent Material Adverse Effect" has occurred), (f) the execution and delivery of this Agreement or the consummation of the Transactions, or any actions expressly required by, or the failure to take any action expressly prohibited by, the terms of this Agreement, including without limitation the provisions of Section 6.2 hereof, except that this clause (f) shall not apply to the representations and warranties set forth in Sections 4.3(b) and 4.3(c), (g) changes in the Parent Shares price, in and of itself (it being understood that the facts or occurrences giving rise or contributing to such changes that are not otherwise excluded from the definition of a "Parent Material Adverse Effect" may be taken into account), (h) any failure by Parent to meet any internal or published projections, estimates or expectations of Parent's revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by Parent to meet its internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (it being understood that the facts or occurrences giving rise or contributing to such failure that are not otherwise excluded from the definition of a "Parent Material Adverse Effect" may be taken into account), (i) Effects arising out of changes in geopolitical conditions, acts of terrorism or sabotage, war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, weather conditions or other force majeure events, including any material worsening of such conditions threatened or existing as of the date of this Agreement (in each case, other than any Effect that affects Parent and the Parent Subsidiaries, taken as a whole, in a materially disproportionate manner as compared to other companies that participate in the businesses that Parent and its subsidiaries operate, but, in such event, only the incremental disproportionate impact of any such Effect shall be taken into account in determining whether a "Parent Material Adverse Effect" has occurred), (j) the public announcement of this Agreement or the Transactions, (k) any matters expressly disclosed in the Parent Disclosure Letter, to the extent so disclosed, (l) any action that is taken with the written consent of the Company or at the written request of the Company, or (m) any reduction in the credit rating of Parent or the Parent Subsidiaries, in and of itself (it being understood that the facts or occurrences giving rise or contributing to such reduction that are not otherwise excluded from the definition of a "Parent Material Adverse Effect" may be taken into account), or (ii) prevents or materially delays Parent from performing its material obligations under this Agreement or consummation of the Transactions.

        "Parent Options" means the outstanding options to purchase Parent Shares issued pursuant to the Parent Stock Option Plans.

        "Parent PSUs" means the performance share units issued under the LTIPs.

        "Parent Restricted Common Shares" means Parent Shares held through the IESI Employee Benefit Plan Trust created in accordance with the terms of the IESI Employee Benefit Trust Agreement dated March 6, 2006 and the Progressive Waste Employee Benefit Plan Trust created in accordance with the terms of the Amended and Restated BFI Employee Benefit Plan Trust Agreement established as of January 1, 2003 and amended and restated as of January 1, 2005.

        "Parent SARs" means the share appreciation rights issued under the Parent Stock Option Plan.

        "Parent Shareholders" means the registered or beneficial holders of the Parent Shares, as the context requires.

        "Parent Shareholder Approvals" means (i) the Parent Shareholder Transaction Approval, (ii) the Parent Shareholder Consolidation Approval and (iii) the Parent Shareholder Equity Plan Approval.

        "Parent Shareholder Consolidation Approval" means the approval of the Parent Shareholder Consolidation Resolution by at least two-thirds of the votes cast thereon either in person or by proxy at the Parent Special Meeting. For the avoidance of doubt, the approval of the Parent Shareholder Consolidation Resolution at the Parent Special Meeting shall not be a condition to the consummation of the Merger.

        "Parent Shareholder Consolidation Resolution" means a special resolution of the Parent Shareholders approving the Consolidation.

        "Parent Shareholder Equity Plan Approval" means the approval of the Parent Shareholder Equity Plan Resolutions as required by the Toronto Stock Exchange. For the avoidance of doubt, the approval of the Parent Shareholder Equity Plan Resolution at the Parent Special Meeting shall not be a condition to the consummation of the Merger.

        "Parent Shareholder Equity Plan Resolution" means resolutions of the Parent Shareholders approving new Parent equity plans or the assumption by Parent of the Company Equity Plans, subject to such amendments as agreed by the Parties (including the issuance of Parent Shares thereunder).

        "Parent Shareholder Resolutions" means (i) the Parent Shareholder Transaction Resolution and (ii) the Parent Shareholder Consolidation Resolution.

        "Parent Shareholder Transaction Approval" means the approval of the Parent Shareholder Transaction Resolution by at least a majority of the votes cast thereon either in person or by proxy at the Parent Special Meeting, or such other approval by securityholders of Parent as may be required by the Toronto Stock Exchange.

        "Parent Shareholder Transaction Resolution" means a resolution of the Parent Shareholders (i) approving the issuance of the aggregate Merger Consideration in connection with the Merger, (ii) approving the Transactions, including the "backdoor listing" of the Company on the Toronto Stock Exchange, including the Parent Shares issuable under the Company Equity Plans assumed by Parent, and (iii) approving such matters as are otherwise required by the Toronto Stock Exchange to effect the Transactions.

        "Parent Share Option Plan" means the Parent's amended and restated share option plan effective July 22, 2009, as amended on February 24, 2015.

        "Parent Special Meeting" means the special meeting of the holders of Parent Shares for the purpose of seeking the Parent Shareholder Approvals, including any postponement or adjournment thereof, at which holders of Parent Shares may, in Parent's sole discretion, also consider certain annual meeting matters addressing the appointment of directors and an auditor.

        "Parent Stock Option Plans" means the Parent Share Option Plan and the WSI Stock Option Plan; and "Parent Stock Option Plan" means either of them.

        "Parent Subsidiaries" means the Subsidiaries of Parent.

        "Parent Superior Proposal" means a bona fide proposal or offer constituting a Parent Competing Proposal (with references to 20% being deemed to be replaced with references to 50%), which the Parent Board of Directors determines in good faith after consultation with Parent's outside legal and financial advisors to be more favorable to the shareholders of Parent from a financial point of view than the Merger, taking into account all relevant factors (including all the terms and conditions of such proposal or offer and this Agreement (including any changes to the terms of this Agreement proposed by the Company in response to such offer or otherwise)).

        "Person" means a natural person, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, Governmental Entity or other entity or organization.

        "Personal Information" shall mean all information from or about an individual person which is used or intended to be used by the Company or any Company Subsidiaries or Parent or any Parent Subsidiaries, as applicable, to identify, contact or precisely locate the individual.

        "Representatives" means, when used with respect to Parent, Merger Sub or the Company, the directors, officers, employees, consultants, financial advisors, accountants, legal counsel, investment bankers, and other agents, advisors and representatives of Parent or the Company, as applicable, and its Subsidiaries.

        "SEC" means the United States Securities and Exchange Commission.

        "Securities Act" means the United States Securities Act of 1933, as amended.

        "Subsidiary" or "Subsidiaries" means with respect to any Person, any corporation, limited liability company, partnership or other organization, whether incorporated or unincorporated, of which (a) at least a majority of the outstanding shares of capital stock of, or other equity interests, having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries or (b) with respect to a partnership, such Person or any other Subsidiary of such Person is a general partner of such partnership.

        "Takeover Statutes" mean any "business combination," "control share acquisition," "fair price," "moratorium" or other takeover or anti-takeover statute or similar Law.

        "Tax" or "Taxes" means any and all taxes, levies, duties, tariffs, imposts and other similar charges and fees imposed by any Governmental Entity or domestic or foreign taxing authority, including, income, franchise, windfall or other profits, gross receipts, premiums, property, sales, use, net worth, capital stock, payroll, employment, social security, workers' compensation, unemployment compensation, excise, withholding, ad valorem, stamp, transfer, value-added, escheat, unclaimed property, gains tax and license, registration and documentation fees, severance, occupation, environmental, customs duties, disability, real property, personal property, registration, alternative or add-on minimum, or estimated tax, including any interest, penalty, additions to tax or additional amounts imposed with respect thereto, whether disputed or not.

        "Tax Return" means any report, return, certificate, claim for refund, election, estimated tax filing or declaration filed or required to be filed with any Governmental Entity or domestic or foreign taxing authority with respect to Taxes, including any schedule or attachment thereto, and including any amendments thereof.

        "Termination Fee" means the Company Termination Fee or the Parent Termination Fee, as applicable.

        "WARN Act" means the Worker Adjustment Retraining and Notification Act of 1988 or any similar state or local plant closing or mass layoff statute, rule or regulation.

        "Willful Breach" means an intentional and willful material breach, or an intentional and willful material failure to perform, in each case that is the consequence of an act or omission by a party with the actual knowledge that the taking of such act or failure to take such act would cause a breach of this Agreement.

        "WSI Stock Option Plan" means the Capital Environmental Resource Inc. 1999 Stock Option Plan, and the 2007 Waste Services, Inc. Equity and Performance Incentive Plan.

        Section 9.6    Terms Defined Elsewhere.    The following terms are defined elsewhere in this Agreement, as indicated below:

"Agreement"	Preamble
"Book-Entry Shares"	Section 2.2(b)
"Certificate of Merger"	Section 1.3
"Certificates"	Section 2.2(b)
"Closing"	Section 1.2
"Closing Date"	Section 1.2
"Company"	Preamble
"Company Benefit Plan"	Section 3.9(a)
"Company Board of Directors"	Recitals
"Company Board Recommendation"	Recitals
"Company Change of Recommendation"	Section 5.3(a)
"Company Common Stock"	Recitals
"Company D&O Insurance"	Section 6.4
"Company Disclosure Letter"	Article III
"Company Equity Awards"	Section 2.3(c)
"Company Leased Real Property"	Section 3.17(b)
"Company Material Contracts"	Section 3.20(a)
"Company Owned Real Property"	Section 3.17(a)
"Company Permits"	Section 3.7(b)
"Company Permitted Liens"	Section 3.17(a)
"Company Preferred Stock"	Section 3.2(a)
"Company Regulatory Permits"	Section 3.13(a)
"Company RSU Award"	Section 2.3(b)

"Company SEC Documents"	Section 3.4(a)
"Company Shares"	Recitals
"Company Termination Fee"	Section 8.2(b)
"Company Warrant"	Section 2.3(a)
"Continuing Employees"	Section 6.7(a)
"DGCL"	Recitals
"DOJ"	Section 6.2(b)
"Effective Time"	Section 1.3
"Exchange Agent"	Section 2.2(a)
"Exchange Ratio"	Section 2.1(a)
"Exchange Fund"	Section 2.2(a)
"Form F-4"	Section 3.12
"Fractional Share Consideration"	Section 2.1(a)
"FTC"	Section 6.2(b)
"GAAP"	Section 3.2(c)
"Indemnified Parties"	Section 6.4
"LLC Act"	Section 1.1
"Merger"	Recitals
"Merger Consideration"	Section 2.1(a)
"Merger Sub"	Preamble
"New Plans"	Section 6.7(a)
"New Subco"	Section 6.13(c)
"Old Plans"	Section 6.7(a)
"Outside Date"	Section 8.1(c)
"Parent"	Preamble
"Parent Benefit Plan"	Section 4.9(a)
"Parent Board of Directors"	Recitals
"Parent Board Recommendation"	Recitals
"Parent Change of Recommendation"	Section 5.4(a)
"Parent Disclosure Letter"	Article IV
"Parent D&O Insurance"	Section 6.4
"Parent Filings"	Section 4.4(a)
"Parent Leased Real Property"	Section 4.17(b)
"Parent Material Contracts"	Section 4.20(a)
"Parent Owned Real Property"	Section 4.17(a)
"Parent Permits"	Section 4.7(b)
"Parent Permitted Lien"	Section 4.17(a)
"Parent Preferred Shares"	Section 4.2(a)
"Parent Regulatory Permits"	Section 4.13(a)
"Parent RSU Award"	Section 2.3(b)
"Parent Shares"	Section 4.2(a)
"Parent Special Shares"	Section 4.2(a)
"Parent Termination Fee"	Section 8.2(c)
"Parent Warrant"	Section 2.3(a)
"Party"	Preamble
"Proxy Statement/Prospectus"	Section 3.12
"Registered Parent IP"	Section 4.16(a)
"Regulatory Approvals"	Section 6.2(a)
"Sarbanes-Oxley Act"	Section 3.5
"Surviving Corporation"	Section 1.1
"Takeover Laws"	Section 3.23
"Transactions"	Recitals

        Section 9.7    Interpretation.    When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. Whenever the words "include", "includes" or "including" are used in this Agreement they shall be deemed to be followed by the words "without limitation." As used in this Agreement, the term "affiliates" shall have the meaning set forth in Rule 12b-2 of the Exchange Act. The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof. When reference is made herein to a Person, such reference shall be deemed to include all direct and indirect Subsidiaries of such Person unless otherwise indicated or the context otherwise requires. All references herein to the Subsidiaries of a Person shall be deemed to include all direct and indirect Subsidiaries of such Person unless otherwise indicated or the context otherwise requires. The Parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document. Except as otherwise expressly specified, all references to currency herein are to lawful money of the United States of America and "$" refers to U.S. dollars.

        Section 9.8    Counterparts.    This Agreement may be executed manually or by facsimile by the Parties, in any number of counterparts, each of which shall be considered one and the same agreement and shall become effective when a counterpart hereof shall have been signed by each of the Parties and delivered to the other Parties.

        Section 9.9    Entire Agreement; Third-Party Beneficiaries.

          (a)    This Agreement (including the Company Disclosure Letter and the Parent Disclosure Letter) and the Confidentiality Agreements constitute the entire agreement among the Parties with respect to the subject matter hereof and thereof and supersede all other prior agreements (except that the Confidentiality Agreements shall be deemed amended hereby so that until the termination of this Agreement in accordance with Section 8.1, the Parties shall be permitted to take the actions contemplated by this Agreement) and understandings, both written and oral, among the Parties or any of them with respect to the subject matter hereof and thereof.

          (b)   Except as provided in Section 6.4, no provision of this Agreement (including Section 8.2(a) and including the Company Disclosure Letter and the Parent Disclosure Letter) or the Confidentiality Agreements is intended to confer upon any Person other than the Parties any rights or remedies hereunder; provided that nothing in this Section 9.9(b) shall limit the right of the Company to seek damages as contemplated by Section 8.2(a). The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with Section 9.1 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties. Consequently, Persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

        Section 9.10    Severability.    If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Merger is not affected in any manner adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the Merger is fulfilled to the extent possible.

        Section 9.11    Governing Law; Jurisdiction.

          (a)    This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to conflicts of laws principles that would result in the application of the Law of any other jurisdiction.

          (b)   Each of the Parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks subject matter jurisdiction, the Federal court of the United States of America sitting in Delaware, and appellate courts thereof, in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the Parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding except in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks subject matter jurisdiction, the Federal court of the United States of America sitting in Delaware, and appellate courts thereof, (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks subject matter jurisdiction, the Federal court of the United States of America sitting in Delaware, and appellate courts thereof, (iii) waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any such action or proceeding in such courts and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in such courts. Each of the Parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party to this Agreement irrevocably consents to service of process inside or outside the territorial jurisdiction of the courts referred to in this Section 9.11(a) in the manner provided for notices in Section 9.4. Nothing in this Agreement will affect the right of any Party to this Agreement to serve process in any other manner permitted by Law.

        Section 9.12    Waiver of Jury Trial.    EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE MERGER, AND OTHER TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.12.

        Section 9.13    Assignment.    This Agreement shall not be assigned by any of the Parties (whether by operation of Law or otherwise) without the prior written consent of the other Parties. Subject to the preceding sentence, but without relieving any Party of any obligation hereunder, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

        Section 9.14    Specific Enforcement.

          (a)    The Parties agree that irreparable injury will occur in the event that any of the provisions of this Agreement is not performed in accordance with its specific terms or is otherwise breached. It is agreed that prior to the valid termination of this Agreement pursuant to Article VIII, each Party shall be entitled to an injunction or injunctions to prevent or remedy any breaches or threatened breaches of this Agreement by any other Party, to a decree or order of specific performance specifically enforce the terms and provisions of this Agreement and to any further equitable relief.

          (b)   The Parties' rights in this Section 9.14 are an integral part of the Transactions and each Party hereby waives any objections to any remedy referred to in this Section 9.14 (including any objection on the basis that there is an adequate remedy at Law or that an award of such remedy is not an appropriate remedy for any reason at Law or equity). For the avoidance of doubt, each Party agrees that there is not an adequate remedy at Law for a breach of this Agreement by any Party. In the event any Party seeks any remedy referred to in this Section 9.14, such Party shall not be required to obtain, furnish, post or provide any bond or other security in connection with or as a condition to obtaining any such remedy.

(Remainder of Page Intentionally Left Blank)

        IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

PROGRESSIVE WASTE SOLUTIONS LTD.
By:	/s/ DAN PIO
	Name:	Dan Pio
	Title:	Executive Vice President, Strategy and Business Development
WATER MERGER SUB LLC
By	/s/ LORETO GRIMALDI
	Name:	Loreto Grimaldi
	Title:	Vice President and Treasurer

[Signature Page to Agreement and Plan of Merger]

WASTE CONNECTIONS, INC.
By	/s/ RONALD J. MITTELSTAEDT
	Name:	Ronald J. Mittelstaedt
	Title:	Chief Executive Officer and Chairman

[Signature Page to Agreement and Plan of Merger]

SCHEDULE C
OPINION OF J.P. MORGAN SECURITIES LLC

January 18, 2016

The Board of Directors and
The Special Committee of the Board
    of Directors
Progressive Waste Solutions Ltd.
400 Applewood Crescent
Vaughan, Ontario L4K 0C3
Canada

Members of the Board of Directors and the Special Committee:

        You have requested our opinion as to the fairness, from a financial point of view, to Progressive Waste Solutions Ltd. (the "Company") of the Exchange Ratio (as defined below) in the proposed merger (the "Transaction") of a wholly-owned subsidiary of the Company with and into Waste Connections, Inc. (the "Merger Partner"). Pursuant to the Agreement and Plan of Merger (the "Agreement"), among the Company, Water Merger Sub LLC, a wholly-owned subsidiary of the Company ("Merger Sub"), and the Merger Partner, the Merger Partner will become a wholly-owned subsidiary of the Company, and each outstanding share of common stock, par value $0.01 per share, of the Merger Partner (the "Merger Partner Common Stock"), other than shares of Merger Partner Common Stock owned by the Company, the Merger Partner or Merger Sub, will be converted into the right to receive 2.076843 shares (the "Exchange Ratio") of the Company's common shares (the "Company Shares"). We understand that as a result of the merger, the shareholders of the Company and the Merger Partner will own approximately 30.0% and 70.0%, respectively, of the then total outstanding Company Shares, members of Merger Partner's board of directors shall hold five of the seven director positions of the Company after the closing of the Transaction and the name of the Company shall be changed to Waste Connections N.A.

        In connection with preparing our opinion, we have (i) reviewed a draft dated January 17, 2016 of the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Merger Partner and the Company and the industries in which they operate; (iii) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration received for such companies; (iv) compared the financial and operating performance of the Merger Partner and the Company with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Merger Partner Common Stock and the Company Shares and certain publicly traded securities of such other companies; (v) reviewed certain internal financial analyses and forecasts prepared by or at the direction of the management of the Company relating to the Merger Partner's and the Company's respective businesses (which in the case of the forecasts for the Merger Partner were based in part on forecast information for the Merger Partner prepared by the Merger Partner's management and provided to the Company), as well as the estimated amount and timing of the cost savings and related expenses and synergies (the "Synergies") and various associated tax matters expected to result from the Transaction; and (vi) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

        In addition, we have held discussions with certain members of the management of the Merger Partner and the Company with respect to certain aspects of the Transaction, and the past and current business operations of the Merger Partner and the Company, the financial condition and future prospects and operations of the Merger Partner and the Company, the effects of the Transaction on the financial condition and future prospects of the Company and the Merger Partner, and certain other matters we believed necessary or appropriate to our inquiry.

        In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Merger Partner and the Company or otherwise reviewed by or for us, and we have not independently verified (nor have we assumed responsibility or liability for independently verifying) any such information or its accuracy or completeness. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Merger Partner or the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, including the Synergies and various tax matters, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Merger Partner and the Company to which such analyses or forecasts relate. We express no view as to such analyses or forecasts (including the Synergies or various tax matters) or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions contemplated by the Agreement will have the tax consequences described in discussions with, and materials furnished to us by, representatives of the Company, and will be consummated as described in the Agreement, and that the definitive Agreement will not differ in any material respects from the draft thereof furnished to us. We have also assumed that the representations and warranties made by the Company and the Merger Partner in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Merger Partner or the Company or on the contemplated benefits of the Transaction.

        Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, to the Company of the Exchange Ratio in the proposed Transaction and we express no opinion as to the fairness of the Exchange Ratio to the holders of any class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Exchange Ratio in the Transaction or with respect to the fairness of any such compensation. We are expressing no opinion herein as to the price at which the Merger Partner Common Stock or the Company Shares will trade at any future time.

        We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. During the two years preceding the date of this letter, we and our affiliates have had commercial or investment banking relationships with the Company and the Merger Partner for which we and such affiliates have received customary compensation. Such services during such period have included acting as joint bookrunner and joint lead arranger on the Company's term loan and revolving credit facility agreements in August 2015 and as joint bookrunner on the Merger Partner's term loan and revolving credit facility agreements in January 2015. In addition, during the two years preceding the date of this letter, we and our affiliates have provided treasury services to the Company and the Merger Partner for customary compensation or other financial benefits. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company or the Merger Partner for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities. In addition, we and our affiliates hold, on a proprietary basis, less than 1% of the outstanding common stock of each of the Company and the Merger Partner.

        On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Exchange Ratio in the proposed Transaction is fair, from a financial point of view, to the Company.

        The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities LLC. This letter is provided to the Board of Directors of the Company and the Special Committee thereof (in their respective capacities as such) in connection with and for the purposes of their evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Transaction or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

J.P. MORGAN SECURITIES LLC

SCHEDULE D
OPINION OF BMO NESBITT BURNS INC.

BMO Nesbitt Burns Inc. Investment & Corporate Banking 1 First Canadian Place 100 King Street West, 5th Floor Toronto, ON M5X 1H3 Tel: (416) 359-4000

January 18, 2016

The Special Committee of the Board of Directors and the Board of Directors
Progressive Waste Solutions Ltd.
400 Applewood Crescent
2nd Floor
Vaughan, Ontario
L4K 0C3

To the Special Committee of the Board of Directors and the Board of Directors:

        BMO Nesbitt Burns Inc. ("BMO Capital Markets" or "we" or "us") understands that Progressive Waste Solutions Ltd. (the "Company"), Water Merger Sub LLC ("Merger Sub"), a direct or indirect wholly-owned subsidiary of the Company, and Waste Connections, Inc. ("Waste Connections") propose to enter into an Agreement and Plan of Merger to be dated as of January 18, 2016 (the "Merger Agreement") pursuant to which, among other things, Merger Sub will merge with Waste Connections, with Waste Connections being the surviving corporation and a wholly-owned subsidiary of the Company (the "Merger"). Each issued and outstanding common share of Waste Connections will be converted into the right to receive 2.076843 common shares (the "Exchange Ratio") of the Company. The terms and conditions of the Merger are more fully set forth in the Merger Agreement and will be summarized in the Company's management information circular (the "Circular") to be mailed to holders of the Company's common shares.

        We have been retained to provide our opinion (the "Opinion") to the Special Committee of the Board of Directors of the Company (the "Special Committee") and the Board of Directors of the Company (the "Board of Directors") as to the fairness from a financial point of view of the Exchange Ratio pursuant to the Merger Agreement to the Company.

Engagement of BMO Capital Markets

        The Company initially contacted BMO Capital Markets regarding a potential assignment in January 2016. BMO Capital Markets was formally engaged by the Company pursuant to an agreement dated January 10, 2016 (the "Engagement Agreement"). Under the terms of the Engagement Agreement, BMO Capital Markets has agreed to provide the Special Committee and the Board of Directors the Opinion.

        BMO Capital Markets will receive a fee for rendering the Opinion. The Company has also agreed to reimburse us for our reasonable out-of-pocket expenses and to indemnify us against certain liabilities that might arise out of our engagement.

Credentials of BMO Capital Markets

        BMO Capital Markets is one of North America's largest investment banking firms, with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading, investment research and investment management. BMO Capital Markets has been a financial advisor in a significant number of transactions throughout North America involving public and private companies in various industry sectors and has extensive experience in preparing fairness opinions.

        The Opinion represents the opinion of BMO Capital Markets, the form and content of which have been approved for release by a committee of our officers who are collectively experienced in merger and acquisition, divestiture, restructuring, valuation, fairness opinion and capital markets matters.

Independence of BMO Capital Markets

        Neither BMO Capital Markets, nor any of our affiliates, is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario) or the rules made thereunder) of the Company, Waste Connections, or any of their respective associates or affiliates (collectively, the "Interested Parties").

        BMO Capital Markets has not been engaged to provide any financial advisory services nor has it participated in any financings involving the Interested Parties within the past two years, other than providing the Opinion to the Special Committee and the Board of Directors pursuant to the Engagement Agreement.

        There are no understandings, agreements or commitments between BMO Capital Markets and any of the Interested Parties with respect to future business dealings. BMO Capital Markets may, in the future, in the ordinary course of business, provide financial advisory, investment banking, or other financial services to one or more of the Interested Parties from time to time.

        BMO Capital Markets and certain of our affiliates act as traders and dealers, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of one or more of the Interested Parties and, from time to time, may have executed or may execute transactions on behalf of one or more Interested Parties for which BMO Capital Markets or such affiliates received or may receive compensation. As investment dealers, BMO Capital Markets and certain of our affiliates conduct research on securities and may, in the ordinary course of business, provide research reports and investment advice to clients on investment matters, including with respect to one or more of the Interested Parties or the Merger. In addition, Bank of Montreal ("BMO"), of which BMO Capital Markets is a wholly-owned subsidiary, or one or more affiliates of BMO, may provide banking or other financial services to one or more of the Interested Parties in the ordinary course of business.

Scope of Review

        In connection with rendering the Opinion, we have reviewed and relied upon, or carried out, among other things, the following:

  1.
  a draft of the Merger Agreement dated January 17, 2016;

  2.
  certain publicly available information relating to the business, operations, financial condition and trading history of the Company, Waste Connections and other selected public companies we considered relevant;

  3.
  certain internal financial, operating, corporate and other information prepared or provided by or on behalf of the Company or Waste Connections relating to the business, operations and financial condition of the Company and Waste Connections;

  4.
  internal management forecasts, projections, estimates (including, without limitation, estimates of tax and operational synergies) and budgets prepared or provided by or on behalf of management of the Company or Waste Connections

  5.
  discussions with the members of the management of the Company with whom we were instructed to work by the Special Committee relating to the Company's current businesses, plans, financial conditions and prospects;

  6.
  discussions with management of Waste Connections relating to Waste Connections' current businesses, plans, financial conditions and prospects;

  7.
  public information with respect to selected precedent transactions we considered relevant;

  8.
  various reports published by equity research analysts, industry sources and credit rating agencies we considered relevant;

  9.
  a letter of representation as to certain factual matters and the completeness and accuracy of certain information upon which the Opinion is based, addressed to us and dated as of the date hereof, provided by senior officers of the Company; and

  10.
  such other information, investigations, analyses and discussions as we considered necessary or appropriate in the circumstances.

        Except as otherwise provided herein, BMO Capital Markets has not, to the best of its knowledge, been denied access by the Company to any information under the Company's control requested by BMO Capital Markets.

Assumptions and Limitations

        We have relied upon and assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions, representations and other material obtained by us from public sources or provided to us by or on behalf of the Company or Waste Connections or otherwise obtained by us in connection with our engagement (the "Information"). The Opinion is conditional upon such completeness, accuracy and fair presentation. We have not been requested to, and have not assumed any obligation to, independently verify the completeness, accuracy or fair presentation of any such Information. We have assumed that forecasts, projections, estimates (including, without limitation, estimates of tax and operational synergies) and budgets provided to us and used in our analyses were reasonably prepared on bases reflecting the best currently available assumptions, estimates and judgments of management of the Company, having regard to the business, plans, financial condition and prospects of the Company or Waste Connections, as applicable.

        At the direction of the Special Committee we have not had discussions with the President and Chief Executive Officer or the Chief Financial Officer of the Company. At the direction of the Special Committee our discussions with management of the Company have been with the Executive Vice President, Strategy and Business Development and the Senior Vice President, General Counsel and Secretary of the Company, who have represented to BMO Capital Markets in a letter of representation delivered as of the date hereof, among other things, that: (i) the Information provided to BMO Capital Markets orally by an officer or employee of, the Company, or in writing by the Company or any of its subsidiaries (as defined in National Instrument 45-106 — Prospectus and Registration Exemptions) or any of its or their representatives in connection with our engagement was, at the date the Information was provided to BMO Capital Markets, and is, as of the date hereof, complete, true and correct in all material respects, and did not and does not contain a misrepresentation (as defined in the Securities Act (Ontario)); and (ii) since the dates on which the Information was provided to BMO Capital Markets, except as disclosed in writing to BMO Capital Markets, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its subsidiaries, and no change has occurred in the Information or any part thereof which would have or which could reasonably be expected to have a material effect on the Opinion.

        In preparing the Opinion, we have assumed that the executed Merger Agreement will not differ in any material respect from the draft that we reviewed, and that the Merger will be consummated in accordance with the terms and conditions of the Merger Agreement without waiver of, or amendment to, any term or condition that is in any way material to our analyses.

        The Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as of the date hereof and the condition and prospects, financial and otherwise, of the Company and Waste Connections as they are reflected in the Information and as they have been represented to BMO Capital Markets in discussions with management of the Company and Waste Connections and their representatives. In our analyses and in preparing the Opinion, BMO Capital Markets made numerous judgments and assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond our control or that of any party involved in the Merger.

        The Opinion is provided to the Special Committee and the Board of Directors for its exclusive use only in considering the Merger and may not be used or relied upon by any other person or for any other purpose without our prior written consent. The Opinion does not constitute a recommendation as to how any shareholder should vote or act on any matter relating to the Merger. Except for the inclusion of the Opinion in its entirety and a summary thereof (in a form acceptable to us) in the Circular, the Opinion is not to be reproduced, disseminated, quoted from or referred to (in whole or in part) without our prior written consent.

        We have not been asked to prepare and have not prepared a formal valuation or appraisal of the securities or assets of the Company, Waste Connections or of any of their affiliates, and the Opinion should not be construed as such. The Opinion is not, and should not be construed as, advice as to the price at which the securities of the Company or Waste Connections may trade at any time. BMO Capital Markets was not engaged to review any legal, tax or regulatory aspects of the Merger and the Opinion does not address any such matters. We have relied upon, without independent verification, the assessment by the Company and its legal and tax advisors with respect to such matters. In addition, the Opinion does not address the relative merits of the Merger as compared to any strategic alternatives that may be available to the Company.

        The Opinion is rendered as of the date hereof and BMO Capital Markets disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of BMO Capital Markets after the date hereof. Without limiting the foregoing, if we learn that any of the information we relied upon in preparing the Opinion was inaccurate, incomplete or misleading in any material respect, BMO Capital Markets reserves the right to change or withdraw the Opinion.

Conclusion

        Based upon and subject to the foregoing, BMO Capital Markets is of the opinion that, as of the date hereof, the Exchange Ratio pursuant to the Merger Agreement is fair from a financial point of view to the Company.

Yours truly,

BMO Nesbitt Burns Inc.

SCHEDULE E
INFORMATION CONCERNING PROGRESSIVE

        The following information about Progressive should be read in conjunction with the documents incorporated by reference into this Schedule E and the information concerning Progressive appearing elsewhere in the Circular. Capitalized terms used but not otherwise defined in this Schedule E shall have the meaning ascribed to them in the Circular.

General

Corporate Overview

        On May 27, 2009, BFI Canada Ltd. amalgamated with IESI-BFC Ltd. and the amalgamated company continued under the name IESI-BFC Ltd. On May 2, 2011, IESI-BFC Ltd. amalgamated with Progressive and the amalgamated company continued under the name "Progressive Waste Solutions Ltd.". The Corporation is incorporated under the OBCA.

        Progressive is the successor to BFI Canada Income Fund, following the completion of the conversion of the BFI Canada Income Fund to a corporate structure by way of a court-approved plan of arrangement under the OBCA on October 1, 2008. BFI Canada Income Fund was a limited purpose trust established under the laws of the Province of Ontario by a declaration of trust dated February 8, 2002. As a result of this conversion, Progressive acquired, directly or indirectly, all of the then existing assets and liabilities of the BFI Canada Income Fund, which was wound up on June 30, 2009.

        The head and registered office of Progressive is located at 400 Applewood Crescent, 2nd Floor, Vaughan, Ontario L4K 0C3.

Summary Description of the Business

        Progressive is one of North America's largest full-service waste management companies, and provides waste collection, recycling and disposal services to commercial, industrial, municipal and residential customers in 14 U.S. states, the District of Columbia and in six Canadian provinces.

        Progressive's U.S. business principally operates under the Progressive Waste Solutions, IESI and WSI brands and provides vertically integrated waste collection, recycling and disposal services in two geographic regions: the West, consisting of various service areas in Texas, Louisiana, Oklahoma, Arkansas, Mississippi, Missouri and Illinois, and the East, consisting of various service areas in New York, New Jersey, Pennsylvania, Maryland, Virginia, the District of Columbia, Florida and South Carolina.

        Progressive's Canadian business principally operates under the Progressive Waste Solutions brand. Progressive considers itself as one of Canada's two largest waste management companies and provides vertically integrated waste collection, recycling and disposal services in the provinces of British Columbia, Alberta, Manitoba, Ontario, and Quebec. Progressive's Canadian business also provides disposal services in the province of Saskatchewan.

Documents Incorporated by Reference

        The following documents of Progressive, filed with the securities commissions or similar authorities of each of the provinces of Canada, are specifically incorporated by reference into, and form an integral part of, this Circular:

  •
  the annual information form of Progressive dated March 2, 2016 for the year ended December 31, 2015;

  •
  the audited annual consolidated financial statements of Progressive as at and for the year ended December 31, 2015 and December 31, 2014, together with the notes thereto and the report of independent registered public accounting firm thereon;

  •
  management's discussion and analysis of the operating results and financial condition of Progressive for the year ended December 31, 2015; and

  •
  the material change report of Progressive dated January 20, 2016 announcing the Merger Agreement.

        Any statement contained in this Circular or in a document incorporated by reference in this Circular shall be deemed to be modified or superseded to the extent that a statement contained herein or in any other subsequently filed document which also is deemed to be incorporated by reference in this Circular modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Circular except as so modified or superseded.

        All documents of the type referred to above, including material change reports (but excluding any confidential material change reports), and any other document of the type referred to in section 11.1 of Form 44-101F1 — Short Form Prospectus filed by Progressive under Progressive's profile on SEDAR at www.sedar.com after the date of this Circular and before the Meeting are deemed to be incorporated by reference into this Circular.

Consolidated Capitalization

        There have been no material changes in the consolidated capitalization of Progressive since December 31, 2015. As at the close of business on April 12, 2016, there were 109,316,773 Progressive common shares issued and outstanding on a non-diluted basis and 110,306,833 Progressive common shares on a fully-diluted basis (assuming all of the outstanding convertible securities of Progressive were converted as of the date of this Circular).

Description of Share Capital

        The authorized share capital of Progressive consists of: (i) an unlimited number of common shares, (ii) an unlimited number of preferred shares, and (iii) an unlimited number of special shares.

Common Shares

        The holders of Progressive common shares have the following rights, restrictions and privileges in respect of their Progressive common shares: (a) the right to vote at all meetings of Progressive shareholders (except meetings at which only holders of another specified class of shares are entitled to vote pursuant to the provisions of Progressive's articles or pursuant to the provisions of the OBCA); (b) after payment of dividends to the holders of preferred shares (if any), the right receive dividends, as and when declared by the board of directors of the Corporation; and (c) upon the liquidation, dissolution or winding-up of Progressive, whether voluntary or involuntary, the right to share pro rata in any distribution of the property or assets of Progressive and subject to the rights of holders of any outstanding Progressive preferred shares (if any).

Preferred Shares

        The board of directors of Progressive has the authority to issue one or more series of preferred shares with designations, rights, privileges, restrictions and conditions, as the board of directors may determine. Except as required by the OBCA, holders of preferred shares of Progressive are not entitled to receive notice of, to attend or to vote at any meeting of the shareholders of Progressive. Each series of Progressive preferred shares is entitled to receive a quarterly, non-cumulative preferential cash dividend, as and when declared by the board of directors. The preferred shares rank senior to the other classes of shares of Progressive with respect to payment of dividends and the distribution of assets in the event of liquidation, dissolution or winding-up of Progressive. As of April 12, 2016, no preferred shares of Progressive are issued and outstanding.

  Special Shares

        Holders of Progressive special shares are entitled to one vote for each special share held at all meetings of shareholders of Progressive, other than meetings at which only the holders of another class of shares are entitled to vote separately as a class. The holders of special shares are not entitled to vote separately as a class and are not entitled to dissent on any proposal to amend the articles of Progressive to: (i) increase the maximum number of authorized shares of a class or a series of class having rights or privileges equal to or superior to the special shares; or

(ii) create a new class or series of class of shares equal or superior to the special shares. Holders of special shares are not entitled to receive any dividends; however they are entitled to share in the distribution of the property or assets of Progressive in the event of a liquidation, dissolution or winding-up of Progressive. The provisions attached to the special shares may only be added to, changed or removed by the affirmative vote of two-thirds of the votes cast at meetings of the holders of the outstanding special shares. As of April 12, 2016, no special shares of Progressive are issued and outstanding.

Prior Sales

        The following table sets forth the details regarding all issuances of Progressive common shares, including issuances of all securities convertible or exchangeable into Progressive common shares, during the 12 month period prior to the date hereof:

Date	Type of Security Issued	Number of Securities Issued	Issuance/Exercise Price per Security
March 22, 2016	Shares(1)	4,500	$ 7.4233
March 16, 2016	Shares(1)	2,500	$ 7.4233
March 14, 2016	Shares(1)	4,375	$ 7.4233
March 7, 2016	Shares(1)	2,042	$ 7.4233
September 1, 2015	Shares(1)	2,042	$ 7.4233

(1)
Shares issued pursuant to the exercise of Options.

Price Range and Trading Volumes

        The common shares of Progressive are listed on the NYSE and the TSX under the symbol "BIN".

        The following table sets forth the price range and trading volume for the Progressive common shares on the NYSE and the TSX for the periods listed below:

	NYSE			TSX
Calendar Period	High ($)	Low ($)	Aggregate Volume	High (Cdn.$)	Low (Cdn.$)	Aggregate Volume
April 1 to April 12, 2016	31.13	28.12	12,597,330	40.81	37.00	3,206,430
March 2016	31.70	29.82	14,138,900	41.48	39.67	6,891,200
February 2016	30.73	26.9	20,914,433	41.96	37.40	15,079,934
January 2016	28.36	22.79	41,183,123	40.51	31.76	24,003,967
December 2015	24.24	21.19	5,118,894	33.50	29.11	5,672,578
November 2015	24.24	22.52	4,515,888	31.93	30.02	4,086,782
October 2015	27.68	20.81	8,825,430	35.95	27.00	10,315,639
September 2015	27.72	25.71	2,856,702	36.72	34.53	4,364,980
August 2015	27.92	25.45	5,192,809	36.56	33.81	3,269,412
July 2015	27.71	24.36	5,317,166	36.07	31.64	4,907,906
June 2015	28.25	26.61	3,810,648	35.16	33.17	5,414,427
May 2015	29.32	27.54	2,752,249	35.51	33.66	4,635,954
April 2015	30.74	27.59	4,847,662	38.52	33.28	5,823,406

        The closing price of the Progressive common shares on the NYSE and the TSX on April 12, 2016 was $30.45 and Cdn.$38.87, respectively.

Dividend Policy

        The dividends declared by Progressive in the period January 1, 2013 to April 12, 2016 are set out in the table below:

Record Date	Dividend per Security (Cdn.$)	Total Dividend (Cdn.$)	Payment Date
March 29, 2013.	0.140	16,123,345	April 15, 2013
June 28, 2013	0.140	16,123,345	July 15, 2013
September 30, 2013	0.150	17,276,281	October 15, 2013
December 31, 2013	0.150	17,276,281	January 15, 2014
March 31, 2014	0.150	17,276,937	April 15, 2014
June 30, 2014	0.150	17,211,607	July 15, 2014
September 30, 2014	0.160	18,359,374	October 15, 2014
December 31, 2014	0.160	18,000,971	January 15, 2015
March 31, 2015	0.160	17,920,089	April 15, 2015
June 30, 2015	0.160	17,488,210	July 15, 2015
September 30, 2015	0.170	18,581,571	October 15, 2015
December 31, 2015	0.170	18,581,571	January 15, 2016
March 31, 2016	0.160	17,488,537	April 15, 2016	(1)

(1)
Anticipated payment date.

Risk Factors

        Details concerning risk factors in respect of Progressive, Progressive's business and the Merger and other transactions contemplated by the Merger Agreement can be found under the heading "Risk Factors" in the Circular and in Progressive's annual information form dated March 2, 2016 for the year ended December 31, 2015.

Available Information

        Progressive files reports and other information with the securities commissions or similar authorities of each of the provinces of Canada and with the SEC, including the documents incorporated by reference herein. These reports, information and documents are available to the public free of charge electronically on SEDAR at www.sedar.com and EDGAR at www.sec.gov or may be obtained on request without charge by contacting Progressive at 400 Applewood Crescent, 2nd Floor, Vaughan, Ontario L4K 0C3.

SCHEDULE F
INFORMATION CONCERNING WASTE CONNECTIONS

        The following information about Waste Connections should be read in conjunction with the documents incorporated by reference into this Schedule F and the information concerning Waste Connections appearing elsewhere in the Circular. Capitalized terms used but not otherwise defined in this Schedule F shall have the meanings ascribed to them in the Circular.

Notice to Reader

        Information in this Schedule F has been furnished by Waste Connections. With respect to this information, the Progressive board of directors has relied exclusively upon Waste Connections, without independent verification by Progressive. Although Progressive does not have any knowledge that would indicate that such information is untrue or incomplete, neither Progressive nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information including any of Waste Connections' financial statements, or for the failure by Waste Connections to disclose events or information that may affect the completeness or accuracy of such information. For further information regarding Waste Connections, please refer to Waste Connections' filings with the SEC which may be obtained under Waste Connections' profile on EDGAR at www.sec.gov.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

        Certain statements contained or incorporated by reference in this Schedule F of the Circular are forward-looking in nature, including statements related to the impact of global economic conditions, including the price of crude oil, on Waste Connections' volume, business and results of operations; Waste Connections' ability to generate internal growth or expand permitted capacity at landfills it owns or operates; Waste Connections' ability to grow through acquisitions and its expectations with respect to the impact of acquisitions on its expected revenues and expenses following the integration of such businesses; the competitiveness of Waste Connections' industry and how such competition may affect its operating results; Waste Connections' ability to provide adequate cash to fund its operating activities; Waste Connections' ability to draw on its credit agreement or raise additional capital; Waste Connections' ability to generate free cash flow and reduce its leverage; the effects of landfill special waste projects on volume results; the impact that price increases may have on Waste Connections' business and operating results; demand for recyclable commodities and recyclable commodity pricing; the effects of seasonality on Waste Connections' business and results of operations; Waste Connections' ability to obtain additional exclusive arrangements; increasing alternatives to landfill disposal; increases in labor and pension plan costs or the impact that labor union activity may have on its operating results; Waste Connections' expectations with respect to the purchase of fuel and fuel prices; Waste Connections' expectations with respect to capital expenditures; Waste Connections' expectations with respect to the outcomes of its legal proceedings; the impairment of its goodwill; insurance costs; disruptions to or breaches of its information systems; environmental, health and safety laws and regulations, including changes to the regulation of landfills, solid waste disposal, E&P waste disposal, or hydraulic fracturing; and the Merger Agreement, including the ability of the parties to consummate the proposed Merger.

        These statements can be identified by the use of forward-looking terminology such as "believes," "expects", "may", "will", "should", or "anticipates", or the negative thereof or comparable terminology, or by discussions of strategy. Waste Connections' business and operations are subject to a variety of risks and uncertainties and, consequently, actual results may differ materially from those projected by any forward-looking statements. The forward-looking information contained or incorporated by reference in this Schedule F of the Circular is qualified in its entirety by cautionary statements and risk factor disclosure contained in filings made by Waste Connections with the SEC, including Waste Connections' Annual Report on Form 10-K for the year ended December 31, 2015, and any amendments thereto, as such risks may be updated or supplemented in Waste Connections' subsequently filed Quarterly Reports on Form 10-Q or Current Reports on Form 8-K, which are incorporated by reference into this Circular (in each case to the extent filed and not furnished). There may be additional risks of which Waste Connections is not presently aware or that it currently believes are immaterial which could have an adverse impact on its business. Waste Connections makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances that may change, except as may be specifically required by applicable securities laws.

        See "Cautionary Statement Regarding Forward-Looking Statements" in the Circular.

CORPORATE STRUCTURE

Name and Incorporation

        Waste Connections, Inc. was incorporated under the Delaware General Corporation Law on September 9, 1997, and commenced its operations on October 1, 1997, through the purchase of certain solid waste operations in the State of Washington.

        The principal executive offices of Waste Connections are located at 3 Waterway Square Place, Suite 110, The Woodlands, Texas, United States of America, 77380.

Intercorporate Relationships

        Waste Connections has an aggregate of 195 wholly-owned subsidiaries, each of which is incorporated or otherwise organized under the laws of one of the following states: Alaska, Arizona, Arkansas, California, Colorado, Delaware, Kansas, Kentucky, Minnesota, Montana, Nebraska, Nevada, New Mexico, New York, North Carolina, Oregon, Tennessee, Texas, Washington or Wyoming.

BUSINESS OF WASTE CONNECTIONS

Overview

        Waste Connections is an integrated MSW services company that provides solid waste collection, transfer, disposal and recycling services primarily in exclusive and secondary markets in the U.S. and a leading provider of non-hazardous E&P, waste treatment, recovery and disposal services in several of the most active natural resource producing areas of the U.S. Waste Connections also provides intermodal services for the rail haul movement of cargo and solid waste containers in the Pacific Northwest through a network of intermodal facilities.

        As of December 31, 2015, Waste Connections served residential, commercial, industrial and E&P customers in 32 states: Alabama, Alaska, Arizona, Arkansas, California, Colorado, Idaho, Illinois, Iowa, Kansas, Kentucky, Louisiana, Massachusetts, Michigan, Minnesota, Mississippi, Montana, Nebraska, Nevada, New Mexico, New York, North Carolina, North Dakota, Oklahoma, Oregon, South Carolina, South Dakota, Tennessee, Texas, Utah, Washington and Wyoming. As of December 31, 2015, Waste Connections owned or operated a network of 155 solid waste collection operations, 69 transfer stations, seven intermodal facilities, 37 recycling operations, 62 active MSW, E&P and/or non-MSW landfills, 24 E&P liquid waste injection wells and 20 E&P waste treatment and oil recovery facilities. Non-MSW landfills accept construction and demolition, industrial and other non-putrescible waste.

        Waste Connections' senior management team has extensive experience in operating, acquiring and integrating non-hazardous waste services businesses, and Waste Connections intends to continue to focus its efforts on balancing internal and acquisition-based growth. Waste Connections anticipates that a part of its future growth will come from acquiring additional MSW and E&P waste businesses and, therefore, Waste Connections expects that additional acquisitions beyond the Merger could continue to affect period-to-period comparisons of Waste Connections' operating results.

Operating Strategy

        Waste Connections' operating strategy seeks to improve financial returns and deliver superior stockholder value creation within the solid waste industry. Waste Connections seeks to avoid highly competitive, large urban markets and instead targets markets where it can attain high market share either through exclusive contracts, vertical integration or asset positioning. Waste Connections also targets niche markets, like E&P waste treatment and disposal services, with similar characteristics and, Waste Connections believes, higher comparative growth potential. Waste Connections is a leading provider of waste services in most of its markets, and the key components of its operating strategy, which are tailored to the competitive and regulatory factors that affect Waste Connections' markets, are as follows:

        Target Secondary and Rural Markets.    By targeting secondary and rural markets, Waste Connections believes that it is able to garner a higher local market share than would be attainable in more competitive urban markets, which Waste Connections believe reduces its exposure to customer churn and improves financial returns. In certain niche markets, like E&P waste treatment and disposal, early mover advantage in certain rural basins may improve market positioning and financial returns given the limited availability of existing third-party-owned waste disposal alternatives.

        Control the Waste Stream.    In markets where waste collection services are provided under exclusive arrangements, or where waste disposal is municipally owned or funded or available at multiple sources, Waste Connections believes that controlling the waste stream by providing collection services under exclusive arrangements is often more important to its growth and profitability than owning or operating landfills. In addition, in certain E&P markets with "no pit" rules or other regulations that limit on-site storage or treatment of waste, control of the waste stream allows Waste Connections to generate additional service revenue from the transportation of waste, as well as the waste treatment and disposal, thus increasing the overall scope and value of the services provided.

        Optimize Asset Positioning.    Waste Connections believes that the location of disposal sites within competitive markets is a critical factor to success in both MSW and E&P waste services. Given the importance of and costs associated with the transportation of waste to treatment and disposal sites, having disposal capacity proximate to the waste stream may provide a competitive advantage and serve as a barrier to entry.

        Provide Vertically Integrated Services.    In markets where Waste Connections believes that owning landfills is a strategic advantage to a collection operation because of competitive and regulatory factors, Waste Connections generally focuses on providing integrated services, from collection through disposal of solid waste in landfills that Waste Connections owns or operates. Similarly, Waste Connections sees this strategic advantage in E&P waste services where Waste Connections offers closed loop systems for liquid and solid waste storage, transportation, treatment, and disposal.

        Manage on a Decentralized Basis.    Waste Connections manages its operations on a decentralized basis. This places decision-making authority close to the customer, enabling Waste Connections to identify and address customers' needs quickly in a cost-effective manner. Waste Connections believes that decentralization provides a low-overhead, highly efficient operational structure that allows it to expand into geographically contiguous markets and operate in relatively small communities that larger competitors may not find attractive. Waste Connections believes that this structure gives it a strategic competitive advantage, given the relatively rural nature of many of the markets in which Waste Connections operates, and makes Waste Connections an attractive buyer to many potential acquisition candidates.

        As of December 31, 2015, Waste Connections delivered its services from over 225 operating locations grouped into four operating segments: Waste Connections' Western segment is comprised of operating locations in Alaska, California, Idaho, Montana, Nevada, Oregon, Washington and western Wyoming; Waste Connections' Central segment is comprised of operating locations in Arizona, Colorado, Kansas, Louisiana, Minnesota, Nebraska, New Mexico, Oklahoma, South Dakota, Texas, Utah and eastern Wyoming; Waste Connections' Eastern segment is comprised of operating locations in Alabama, Illinois, Iowa, Kentucky, Massachusetts, Michigan, Mississippi, New York, North Carolina, South Carolina and Tennessee; and Waste Connections' E&P segment includes the majority of Waste Connections' E&P waste service operations in Arkansas, Louisiana, New Mexico, North Dakota, Oklahoma, Texas, Wyoming and along the Gulf of Mexico. Some E&P revenues are also included in other operating segments, where Waste Connections accept E&P waste at some of the Waste Connections MSW landfills. In addition, a small amount of solid waste revenue is included in Waste Connections' E&P segment.

        Waste Connections manages and evaluates its business on the basis of the operating segments' geographic characteristics, interstate waste flow, revenue base, employee base, regulatory structure and acquisition opportunities. Each operating segment has a regional vice president and a regional controller reporting directly to Waste Connections' corporate management. These regional officers are responsible for operations and accounting in their operating segments and supervise their regional staff.

        Each operating location has a district or site manager who has a high degree of decision-making authority for his or her operations and is responsible for maintaining service quality, promoting safety, implementing marketing programs and overseeing day-to-day operations, including contract administration. Local managers also help identify acquisition candidates and are responsible for integrating acquired businesses into Waste Connections'

operations and obtaining the permits and other governmental approvals required for Waste Connections to operate.

        Implement Operating Standards.    Waste Connections develops company-wide operating standards, which are tailored for each of its markets based on industry norms and local conditions. Waste Connections implements cost controls and employee training and safety procedures and establishes a sales and marketing plan for each market. By internalizing the waste stream of acquired operations, Waste Connections can further increase operating efficiencies and improve capital utilization. Waste Connections uses a wide-area information system network, implements financial controls and consolidates certain accounting, personnel and customer service functions. While regional and district management operate with a high degree of autonomy, Waste Connections' executive officers monitor regional and district operations and require adherence to Waste Connections' accounting, purchasing, safety, marketing and internal control policies, particularly with respect to financial matters. Waste Connections' executive officers regularly review the performance of regional officers, district managers and operations. Waste Connections believes it can improve the profitability of existing and newly acquired operations by establishing operating standards, closely monitoring performance and streamlining certain administrative functions.

Waste Connections' Growth Strategy

        Waste Connections tailors the components of its growth strategy to the markets in which Waste Connections operates and into which Waste Connections hopes to expand.

        Obtain Additional Exclusive Arrangements.    Waste Connections' operations include market areas where Waste Connections has exclusive arrangements, including franchise agreements, municipal contracts and governmental certificates, under which Waste Connections is the exclusive service provider for a specified market. These exclusive rights and contractual arrangements create a barrier to entry that is usually obtained through the acquisition of a company with such exclusive rights or contractual arrangements or by winning a competitive bid.

        Waste Connections devotes significant resources to securing additional franchise agreements and municipal contracts through competitive bidding and by acquiring other companies. In bidding for franchises and municipal contracts and evaluating acquisition candidates holding governmental certificates, Waste Connections' management team draws on its experience in the waste industry and knowledge of local service areas in existing and target markets. Waste Connections' district management and sales and marketing personnel maintain relationships with local governmental officials within their service areas, maintain, renew and renegotiate existing franchise agreements and municipal contracts, and secure additional agreements and contracts while targeting acceptable financial returns. Waste Connections' sales and marketing personnel also expands its presence into areas adjacent to or contiguous with Waste Connections' existing markets, and markets additional services to existing customers. Waste Connections believes its ability to offer comprehensive rail haul disposal services in the Pacific Northwest improves its competitive position in bidding for such contracts in that region.

        Generate Internal Growth.    To generate internal revenue growth, Waste Connections' district management and sales and marketing personnel focuses on increasing market penetration in its current and adjacent markets, soliciting new customers in markets where such customers have the option to choose a particular waste collection service and marketing upgraded or additional services (such as compaction or automated collection) to existing customers. Waste Connections also seeks price increases necessary to offset increased costs, to improve operating margins and to obtain adequate returns on its deployed capital. Where possible, Waste Connections intends to leverage its franchise-based platforms to expand its customer base beyond its exclusive market territories. As customers are added in existing markets, Waste Connections' revenue per routed truck increases, which generally increases Waste Connections' collection efficiencies and profitability. In markets in which Waste Connections has exclusive contracts, franchises and governmental certificates, Waste Connections expects internal volume growth generally to track population and business growth.

        In niche disposal markets, like E&P, Waste Connections' focus is on increasing market penetration and providing additional service offerings in existing markets where appropriate. In addition, Waste Connections focuses on developing and permitting new treatment and disposal sites in new and existing E&P markets to position Waste Connections to capitalize on current and future drilling activity in those areas.

        Expand Through Acquisitions.    Waste Connections intends to expand the scope of its operations by continuing to acquire MSW and E&P waste facilities and companies in new markets and in existing or adjacent markets that are combined with or "tucked in" to Waste Connections' existing operations. Waste Connections focuses its acquisition efforts on markets that Waste Connections believes provide significant growth opportunities for a well-capitalized market entrant and where Waste Connections can create economic and operational barriers to entry by new competitors. This focus typically highlights markets in which Waste Connections can: (1) provide waste collection services under exclusive arrangements such as franchise agreements, municipal contracts and governmental certificates; (2) gain a leading market position and provide vertically integrated collection and disposal services; or (3) gain a leading market position in a niche market through the provision of treatment and disposal services. Waste Connections believes that its experienced management, decentralized operating strategy, financial strength, size and public company status make it an attractive buyer to certain waste collection and disposal acquisition candidates. Waste Connections has developed an acquisition discipline based on a set of financial, market and management criteria to evaluate opportunities. Once an acquisition is closed, Waste Connections seeks to integrate it while minimizing disruption to its ongoing operations and those of the acquired business.

        In new markets, Waste Connections often uses an initial acquisition as an operating base and seeks to strengthen the acquired operation's presence in that market by providing additional services, adding new customers and making "tuck-in" acquisitions of other waste companies in that market or adjacent markets. Waste Connections believes that many suitable "tuck-in" acquisition opportunities exist within its current and targeted market areas that may provide Waste Connections with opportunities to increase its market share and route density.

        The U.S. solid waste services industry has experienced significant consolidation over the past decade, most notably with the merger between Republic Services, Inc. and Allied Waste Industries, Inc. in 2008, the amalgamation between IESI-BFC Ltd. and Waste Services, Inc. in 2010 (the resulting company was a predecessor by amalgamation of Progressive), and the sale of the U.S. solid waste business of Veolia Environnement S.A. to Advanced Disposal Services, Inc. in 2012. The proposed Merger is a further example of the consolidation occurring in the U.S. solid waste services industry. In spite of this consolidation, the solid waste services industry remains regional in nature, with acquisition opportunities available in select markets. The E&P waste services industry is similarly regional in nature and is also highly fragmented, with acquisition opportunities available in several active natural resource basins. In some markets in both MSW and E&P waste, independent landfill, collection or service providers lack the capital resources, management skills and/or technical expertise necessary to comply with stringent environmental and other governmental regulations and to compete with larger, more efficient, integrated operators. In addition, many of the remaining independent operators may wish to sell their businesses to achieve liquidity in their personal finances or as part of their estate planning.

        During the year ended December 31, 2015, Waste Connections completed 14 acquisitions, none of which individually accounted for greater than 10% of Waste Connections' total assets. The total fair value of consideration transferred for the 14 acquisitions completed during the year ended December 31, 2015 was approximately $348.7 million. During the year ended December 31, 2014, Waste Connections completed nine acquisitions, none of which individually accounted for greater than 10% of Waste Connections' total assets. The total fair value of consideration transferred for the nine acquisitions completed during the year ended December 31, 2014 was approximately $168.7 million. During the year ended December 31, 2013, Waste Connections completed eight acquisitions, none of which individually accounted for greater than 10% of Waste Connections' total assets. The total fair value of consideration transferred for the eight acquisitions completed during the year ended December 31, 2013 was approximately $64.2 million.

Properties

        As of December 31, 2015, Waste Connections owned 155 solid waste collection operations, 52 transfer stations, 35 MSW landfills, nine E&P waste landfills, eight non-MSW landfills, 37 recycling operations, five intermodal operations, 24 E&P liquid waste injection wells and 20 E&P waste treatment and oil recovery facilities, and operated, but did not own, an additional 17 transfer stations, nine MSW landfills, one non-MSW landfill and two intermodal operations, in 32 states. Non-MSW landfills accept construction and demolition, industrial and other non-putrescible waste. Waste Connections leases certain of the sites on which these facilities are located. Waste Connections leases various office facilities, including Waste Connections' corporate offices in The Woodlands, Texas, where Waste

Connections occupies approximately 53,000 square feet of space. Waste Connections also maintains regional administrative offices in each of Waste Connections' segments. Waste Connections owns a variety of equipment, including waste collection and transportation vehicles, related support vehicles, double-stack rail cars, carts, containers, chassis and heavy equipment used in landfill, collection, transfer station, waste treatment and intermodal operations. Waste Connections believes that its existing facilities and equipment are adequate for Waste Connections' current operations. However, Waste Connections expects to make additional investments in property and equipment for expansion and replacement of assets in connection with future acquisitions.

Waste Services

Collection Services

        Waste Connections provides collection services to residential, commercial, industrial and E&P customers. Waste Connections' services are generally provided under one of the following arrangements: (1) governmental certificates; (2) exclusive franchise agreements; (3) exclusive municipal contracts; (4) residential subscriptions; (5) residential contracts; or (6) commercial, industrial and E&P service agreements.

        Governmental certificates, exclusive franchise agreements and exclusive municipal contracts grant Waste Connections rights to provide MSW services within specified areas at established rates and are long-term in nature. Governmental certificates are unique to the State of Washington and are awarded by the Washington Utilities and Transportation Commission, or WUTC, to solid waste collection service providers in unincorporated areas and electing municipalities. These certificates typically grant the holder the exclusive and perpetual right to provide specific residential, commercial and/or industrial waste services in a defined territory at specified rates subject to divestiture and/or overlap or cancellation by the WUTC on specified, limited grounds. Franchise agreements typically provide an exclusive period of seven years or longer for a specified territory; they specify a broad range of services to be provided, establish rates for the services and often give the service provider a right of first refusal to extend the term of the agreement. Municipal contracts typically provide a shorter service period and a more limited scope of services than franchise agreements and generally require competitive bidding at the end of the contract term. In markets where exclusive arrangements are not available, Waste Connections may enter into residential contracts with homeowners' associations, apartment owners and mobile home park operators, or work on a subscription basis with individual households. In such markets, Waste Connections may also provide commercial and industrial services under customer service agreements generally ranging from one to five years in duration. Finally, in certain E&P markets with "no pit" rules or other regulations that limit on-site storage or treatment of waste, Waste Connections offer containers and collection services to provide a closed loop system for the collection of drilling waste at customers' well sites and subsequent transportation of the waste to Waste Connections' facilities for treatment and disposal.

Landfill Disposal Services

        As of December 31, 2015, Waste Connections owns or operates 44 MSW landfills, nine E&P waste landfills, which only accept E&P waste and nine non-MSW landfills, which only accept construction and demolition, industrial and other non-putrescible waste. Eleven of Waste Connections' MSW landfills also received E&P waste during 2015. Waste Connections generally owns landfills to achieve vertical integration in markets where the economic and regulatory environments make landfill ownership attractive. Waste Connections also owns landfills in certain markets where it is not necessary to provide collection services because Waste Connections believes that it is able to attract volume to its landfills given its location or other market dynamics. Over time, MSW landfills generate methane, a greenhouse gas, which can be converted into a valuable source of clean energy. Waste Connections deploys gas recovery systems at 33 of its landfills to collect methane, which can then be used to generate electricity for local households, fuel local industrial power plants, power alternative fueled vehicles or qualify for carbon emission credits.

        Waste Connections' developed and operational landfill facilities consist of the following at December 31, 2015:

Owned and operated landfills	52
Operated landfills under life-of-site agreements	5
Operated landfills under limited-term operating agreements	5

62

        Under landfill operating agreements, the owner of the property, generally a municipality, usually owns the permit and Waste Connections operates the landfill for a contracted term, which may be the life of the landfill. Where the contracted term is not the life of the landfill, the property owner is generally responsible for final capping, closure and post-closure obligations. Waste Connections is responsible for all final capping, closure and post-closure obligations at its operated landfills for which Waste Connections has life-of-site agreements.

        The expiration dates of two of Waste Connections' operating agreements for which the contracted term is less than the life of the landfill occur in 2017. These two landfills contributed $1.4 million of revenue during the year ended December 31, 2015. The expiration dates of the remaining three operating agreements for which the contracted term is less than the life of the landfill range from 2018 to 2024. These three landfills contributed $5.2 million of revenue during the year ended December 31, 2015. Waste Connections intends to seek renewal of these contracts prior to, or upon, their expiration.

        Based on remaining permitted capacity as of December 31, 2015, and projected annual disposal volumes, the average remaining landfill life for Waste Connections' owned and operated landfills and landfills operated, but not owned, under life-of-site agreements, is estimated to be approximately 32 years. Many of Waste Connections' existing landfills have the potential for expanded disposal capacity beyond the amount currently permitted. Waste Connections regularly considers whether it is advisable, in light of changing market conditions and/or regulatory requirements, to seek to expand or change the permitted waste streams or to seek other permit modifications. Waste Connections also monitors the available permitted in-place disposal capacity of its landfills on an ongoing basis and evaluates whether to seek capacity expansion using a variety of factors.

        Waste Connections is currently seeking to expand permitted capacity at nine of its landfills, for which Waste Connections considers expansions to be probable. Although Waste Connections cannot be certain that all future expansions will be permitted as designed, the average remaining landfill life for its owned and operated landfills and landfills operated, but not owned, under life-of-site agreements is estimated to be approximately 38 years when considering remaining permitted capacity, probable expansion capacity and projected annual disposal volume.

        The following table reflects estimated landfill capacity and airspace changes, as measured in tons, for owned and operated landfills and landfills operated, but not owned, under life-of-site agreements (in thousands):

	2015			2014
	Permitted	Probable Expansion	Total	Permitted	Probable Expansion	Total
Balance, beginning of year	14,155	105,498	819,653	668,052	146,933	814,985
Acquired landfills	40,343	41,432	81,775	19,994	—	19,994
Permits granted	9,846	(9,846)	—	31,265	(31,265)	—
Airspace consumed	(21,331)	—	(21,331)	(20,486)	—	(20,486)
Expansions initiated	—	21,731	21,731	—	—	—
Changes in engineering estimates	12,583	4,643	17,226	15,330	(10,170)	5,160

Balance, end of year	755,596	163,458	919,054	714,155	105,498	819,653

        The estimated remaining operating lives for the landfills Waste Connections owns and landfills Waste Connections operates under life-of-site agreements, based on remaining permitted and probable expansion capacity and projected annual disposal volume, in years, as of December 31, 2015, and December 31, 2014, are shown in the tables below. The estimated remaining operating lives include assumptions that the operating permits are renewed.

	2015
	0 to 5	6 to 10	11 to 20	21 to 40	41 to 50	51+	Total
Owned and operated landfills	1	1	8	24	8	10	52
Operated landfills under life-of-site agreements	—	—	2	1	1	1	5

	1	1	10	25	9	11	57

	2014
	0 to 5	6 to 10	11 to 20	21 to 40	41 to 50	51+	Total
Owned and operated landfills	1	3	4	17	6	16	47
Operated landfills under life-of-site agreements	1	—	3	1	—	1	6

	2	3	7	18	6	17	53

        The disposal tonnage that Waste Connections received in 2015 and 2014 at all of Waste Connections' landfills is shown in the tables below (tons in thousands):

	Three months ended March 13, 2015
			June 30, 2015		September 30, 2015		December 31, 2015
									Twelve months ended December 31, 2015
	Number of Sites	Total tons	Number of Sites	Total Tons	Number of Sites	Total Tons	Number of Sites	Total Tons
Owned operational landfills and landfills operated under life-of-site agreements	54	4,566	54	5,429	55	5,821	57	5,515	21,331
Operated landfills	5	116	5	121	5	153	5	125	515

	59	4,682	59	5,550	60	5,974	62	5,640	21,846

	Three months ended March 31, 2014
			June 30, 2014		September 30, 2014		December 31, 2014
									Twelve months ended December 31, 2014
	Number of Sites	Total tons	Number of Sites	Total Tons	Number of Sites	Total Tons	Number of Sites	Total Tons
Owned operational landfills and landfills operated under life-of-site agreements	50	4,545	50	5,139	51	5,562	53	5,240	20,486
Operated landfills	5	116	5	124	5	130	5	121	491

	55	4,661	55	5,263	56	5,692	58	5,361	20,977

Transfer Station and Intermodal Services

        As of December 31, 2015, Waste Connections owns or operates 64 MSW transfer stations and five E&P waste transfer stations with marine access. Transfer stations receive, compact and/or load waste to be transported to landfills or treatment facilities via truck, rail or barge. They extend Waste Connections' direct-haul reach and link collection operations or waste generators with distant disposal or treatment facilities by concentrating the waste stream from a wider area and thus providing better utilization rates and operating efficiencies.

        Intermodal logistics is the movement of containers using two or more modes of transportation, usually including a rail or truck segment. Waste Connections entered the intermodal services business in the Pacific Northwest through the acquisition of Northwest Container Services, Inc., which provides repositioning, storage, maintenance and repair of cargo containers for international shipping companies. Waste Connections provides these services for containerized cargo primarily to international shipping companies importing and exporting goods through the Pacific Northwest. Waste Connections also operates two intermodal facilities primarily for the shipment of waste by rail to distant disposal facilities that Waste Connections does not own. As of December 31, 2015, Waste Connections owns or operates seven intermodal operations in Washington and Oregon. Waste Connections' fleet of double-stack railcars provides dedicated direct-line haul services among terminals in Portland, Tacoma and Seattle. Waste Connections has a contract with Union Pacific railroad for the movement of containers among its seven intermodal operations. Waste Connections also provides its customers container and chassis sales and leasing services.

        Waste Connections intends to further expand its intermodal business through cross-selling efforts with its solid waste services operations. Waste Connections believes that a significant amount of solid waste is transported currently by truck, rail and barge from primarily the Seattle-Tacoma and Metro Portland areas to remote landfills in Eastern Washington and Eastern Oregon. Waste Connections believes its ability to market both intermodal and disposal services will enable it to more effectively compete for these volumes.

Recycling Services

        Waste Connections offers residential, commercial, industrial and municipal customers recycling services for a variety of recyclable materials, including compost, cardboard, office paper, plastic containers, glass bottles and ferrous and aluminum metals. Waste Connections owns or operates 37 recycling operations and sells other collected recyclable materials to third parties for processing before resale. The majority of the recyclables Waste Connections processes for sale are paper products and are shipped primarily to customers in Asia. Changes in end market demand as well as other factors can cause fluctuations in the prices for such commodities, which can affect revenue, operating income and cash flows. To reduce its exposure to commodity price volatility and risk with respect to recycled materials, Waste Connections has adopted a pricing strategy of charging collection and processing fees for recycling volumes collected from third parties. Waste Connections believes that recycling will continue to be an important component of local and state solid waste management plans due to the public's increasing environmental awareness and expanding regulations that mandate or encourage recycling.

E&P Waste Treatment, Recovery and Disposal Services

        E&P waste is a broad term referring to the by-products resulting from oil and natural gas exploration and production activity. These generally include: waste created throughout the initial drilling and completion of an oil or natural gas well, such as drilling fluids, drill cuttings, completion fluids and flowback water; production wastes and produced water during a well's operating life; contaminated soils that require treatment during site reclamation; and substances that require clean-up after a spill, reserve pit clean-up or pipeline rupture. E&P customers are oil and natural gas exploration and production companies operating in the areas that Waste Connections serves. E&P revenue is therefore driven by vertical and horizontal drilling, hydraulic fracturing, production and clean-up activity; it is complemented by other services including closed loop collection systems and the sale of recovered products. E&P activity varies across market areas which are tied to the natural resource basins in which the drilling activity occurs and reflects the regulatory environment, pricing and disposal alternatives available in any given market.

        Waste Connections' customers are generally responsible for the delivery of their waste streams to Waste Connections. Waste Connections receives flowback water, produced water and other drilling and production wastes at its facilities in vacuum trucks, dump trucks or containers deposited by roll-off trucks. In certain markets, Waste Connections offers bins and rails systems that capture and separate liquid and solid oilfield waste streams at its customers' well sites and delivers the drilling and production wastes to Waste Connections' facilities. Waste generated by offshore drilling is delivered by supply vessel from the drilling rig to one of Waste Connections' transfer stations, where the waste is then transferred to Waste Connections' network of barges for transport to its treatment facilities.

        As of December 31, 2015, Waste Connections provides E&P waste treatment, recovery and/or disposal services from a network of nine E&P waste landfills, eleven MSW landfills that also received E&P waste during 2015, 24 E&P liquid waste injection wells and 20 E&P waste treatment and oil recovery facilities. Treatment processes vary by site and regulatory jurisdiction. At certain treatment facilities, loads of flowback and produced water and other drilling and production wastes delivered by Waste Connections' customers are sampled, assessed and tested by third parties according to state regulations. Solids contained in a waste load are deposited into a land treatment cell where liquids are removed from the solids and are sent through an oil recovery system before being injected into saltwater disposal injection wells or placed in evaporation cells that utilize specialized equipment to accelerate evaporation of liquids. In certain locations, fresh water is then added to the remaining solids in the cell to "wash" the solids several times to remove contaminants, including oil and grease, chlorides and other contaminants, to ensure the solids meet specific regulatory criteria that, in certain areas, are administered by third-party labs and submitted to the regulatory authorities.

        After the washing or treatment process, the treated solids are designated "reuse materials," and are no longer considered a waste product by state regulation. These materials are dried, removed from the treatment cells, stockpiled and compacted in designated stockpile areas onsite and at certain locations and are available for use as feedstock for roadbase. At certain of Waste Connections' facilities, during the treatment process Waste Connections reclaims oil for resale and treats and recycles liquids for re-use in Waste Connections' operations or for sale to third parties as fresh or brine water.

Competition

        The U.S. municipal solid waste services industry is highly competitive and requires substantial labor and capital resources. Besides Waste Connections, the industry includes: two national, publicly held solid waste companies — Waste Management, Inc. and Republic Services, Inc.; several regional, publicly held and privately owned companies; and several thousand small, local, privately owned companies. Certain of the markets in which Waste Connections competes or will likely compete are served by one or more large, national solid waste companies, as well as by numerous regional and local solid waste companies of varying sizes and resources, some of which Waste Connections believes have accumulated substantial goodwill in their markets. Waste Connections competes for collection, transfer and disposal volume based primarily on the price and, to a lesser extent, quality of its services. Waste Connections also competes with operators of alternative disposal facilities, including incinerators, and with counties, municipalities and solid waste districts that maintain their own waste collection and disposal operations. Public sector operators may have financial and other advantages over Waste Connections because of their access to user fees and similar charges, tax revenues, tax-exempt financing and the ability to flow-control waste streams to publicly owned disposal facilities.

        From time to time, competitors may reduce the price of their services in an effort to expand their market shares or service areas or to win competitively bid municipal contracts. These practices may cause Waste Connections to reduce the price of its services or, if Waste Connections elects not to do so, to lose business. Waste Connections provides a significant amount of its residential, commercial and industrial collection services under exclusive franchise and municipal contracts and Governmental certificates. Exclusive franchises and municipal contracts may be subject to periodic competitive bidding.

        The U.S. municipal solid waste services industry has undergone significant consolidation, and Waste Connections encounters competition in its efforts to acquire collection operations, transfer stations and landfills. Waste Connections generally competes for acquisition candidates with publicly owned regional and national waste management companies. Accordingly, it may become uneconomical for Waste Connections to make further acquisitions or Waste Connections may be unable to locate or acquire suitable acquisition candidates at price levels and on terms and conditions that Waste Connections considers appropriate, particularly in markets Waste Connections does not already serve. Competition in the disposal industry is also affected by the increasing national emphasis on recycling and other waste reduction programs, which may reduce the volume of waste deposited in landfills.

        Competition for E&P waste comes primarily from smaller regional companies that utilize a variety of disposal methods and generally serve specific geographic markets. Waste Connections also competes in certain markets with publicly held and privately owned companies such as Waste Management, Inc., Republic Services, Inc., Clean Harbors, Inc., Secure Energy Services Inc., Nuverra Environmental Solutions, Trinity Environmental Services, LLC and Ecoserv. In addition, customers in many markets have the option of using internal disposal methods or outsourcing to another third-party disposal company. The principal competitive factors in this business include: gaining customer approval of treatment and disposal facilities; location of facilities in relation to customer activity; reputation; reliability of services; track record of environmental compliance; ability to accept multiple waste types at a single facility; and price.

        The intermodal services industry is also highly competitive. Waste Connections competes against other intermodal rail services companies, trucking companies and railroads, many of which have greater financial and other resources than does Waste Connections. Competition is based primarily on price, reliability and quality of service.

Employees

        At December 31, 2015, Waste Connections had 7,227 employees, of which 797, or approximately 11.0% of its workforce, were employed under collective bargaining agreements, primarily with the Teamsters Union. These collective bargaining agreements are renegotiated periodically. Waste Connections has 11 collective bargaining agreements covering 358 employees that have expired or are set to expire during 2016. Waste Connections does not expect any significant disruption in its overall business in 2016 as a result of labor negotiations, employee strikes or organizational efforts.

Seasonality

        Waste Connections expects its operating results to vary seasonally, with revenues typically lowest in the first quarter, higher in the second and third quarters and lower in the fourth quarter than in the second and third quarters. This seasonality reflects (a) the lower volume of solid waste generated during the late fall, winter and early spring because of decreased construction and demolition activities during winter months in the U.S., and (b) reduced E&P activity during harsh weather conditions, with expected fluctuation due to such seasonality between Waste Connections' highest and lowest quarters of approximately 12% to 15%. In addition, some of Waste Connections' operating costs may be higher in the winter months. Adverse winter weather conditions slow waste collection activities, resulting in higher labor and operational costs. Greater precipitation in the winter increases the weight of collected municipal solid waste, resulting in higher disposal costs, which are calculated on a per ton basis.

FURTHER INFORMATION

        Further information regarding the business of Waste Connections can be found in its Annual Report on Form 10-K for the year ended December 31, 2015, which is incorporated by reference into the Circular.

SELECTED HISTORICAL FINANCIAL DATA

        For information concerning Waste Connections selected historical financial data, see "Selected Historical Financial Data of Waste Connections" in the Circular.

CONSOLIDATED CAPITALIZATION

        No material change in the consolidated capitalization of Waste Connections has occurred since December 31, 2015. As at the close of business on April 12, 2016, there were 122,717,727 shares of Waste Connections common stock issued and outstanding.

DESCRIPTION OF WASTE CONNECTIONS' SECURITIES

        The following description of the capital stock of Waste Connections is summarized from, and qualified in its entirety by reference to, the amended and restated certificate of incorporation of Waste Connections, as amended, which has been publicly filed with the SEC.

        The authorized capital stock of Waste Connections consists of:

  •
  250,000,000 shares of common stock, par value $0.01 per share; and

  •
  7,500,000 shares of preferred stock, par value $0.01 per share.

        The only equity securities currently outstanding are shares of common stock. As of April 12, 2016, there were 122,717,727 shares of Waste Connections common stock issued and outstanding held of record by approximately 98 holders.

 Common Stock

        Waste Connections stockholders are entitled to one vote per share held on all matters submitted to a vote of Waste Connections stockholders. Cumulative voting for the election of directors is not permitted. Waste Connections stockholders are entitled to receive pro rata dividends when, as and if declared by the Waste Connections board of directors out of any funds that Waste Connections can legally use to pay dividends. Waste Connections may pay dividends in cash, stock or other property. In some cases, holders of shares of Waste Connections common stock may not receive dividends until Waste Connections has satisfied its obligations to any holders of preferred stock. If Waste Connections liquidates, dissolves or winds up its business, Waste Connections stockholders are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of Waste Connections preferred stock.

        Waste Connections stockholders have no preemptive rights to subscribe for additional shares of Waste Connections common stock or other of its securities, except as may be granted by the Waste Connections board of directors. The shares of Waste Connections common stock have no conversion rights and are not redeemable. There are no sinking fund provisions applicable to shares of Waste Connections common stock. There is no restriction on the purchase by Waste Connections of shares of Waste Connections common stock except for regulatory limits. All outstanding shares of Waste Connections common stock are fully paid and non-assessable.

Preferred Stock

        Waste Connections may, by resolution of the Waste Connections board of directors, and without any further vote or action by the Waste Connections stockholders, authorize and issue, subject to limitations prescribed by law, up to an aggregate of 7,500,000 shares of preferred stock, in one or more series. The Waste Connections board of directors determines the rights, privileges and limitations of preferred stock, including dividend rights, conversion rights, voting rights, conversion privileges, redemption rights, liquidation rights and/or sinking fund rights. Preferred stock may be issued in the future in connection with acquisitions, financings or other matters that the Waste Connections board of directors believes appropriate. No shares of preferred stock of Waste Connections are currently outstanding and Waste Connections does not have any plans to issue shares of preferred stock.

        One effect of having preferred stock authorized is that the Waste Connections board of directors alone may be able to authorize the issuance of preferred stock in ways that render more difficult or discourage an attempt to obtain control of Waste Connections by a tender offer, proxy contest, merger or otherwise, and thereby protect the continuity of management of Waste Connections. The issuance of preferred stock may adversely affect the voting and other rights of holders of shares of Waste Connections common stock. For example, preferred stock may rank prior to shares of Waste Connections common stock as to dividend rights, liquidation preferences or both, may have full or limited voting rights and may be convertible into shares of Waste Connections common stock. Accordingly, the issuance of preferred stock may discourage bids for shares of Waste Connections common stock or otherwise adversely affect the market price of shares of Waste Connections common stock.

OPTIONS AND OTHER RIGHTS TO PURCHASE SECURITIES

        As of April 12, 2016, there were 1,137,871 Waste Connections restricted stock unit awards outstanding, 110,594 performance-based Waste Connections restricted stock unit awards outstanding, and 149,765 Waste Connections warrants outstanding. The Waste Connections restricted stock unit awards (including performance-based Waste Connections restricted stock unit awards and Waste Connections restricted stock unit awards that have been deferred under Waste Connections' non-qualified deferred compensation plan) and the Waste Connections warrants are governed by the Assumed WCN Plans. For details concerning the Assumed WCN Plans and a description of the Waste Connections restricted stock unit awards, the performance-based Waste Connections restricted stock unit awards and the Waste Connections warrants, see "Equity Incentive Plan Matters — Assumed Waste Connections Equity Plans" in the Circular and Note 11 of Waste Connections' audited consolidated financial statements contained in its Annual Report on Form 10-K for the year ended December 31, 2015, which is incorporated by reference into the Circular.

 PRIOR SALES

Prior Sales

        The following table summarizes the shares of Water Connections common stock and securities convertible into shares of Water Connections common stock that Waste Connections issued during the 12-month period prior to the date of the Circular:

Date of Issue	Securities	Price per Security		Number of Securities
• From April 13, 2015 to April 12, 2016 (inclusive)	Common stock	$55.34	(1)	388,346
• From April 13, 2015 to April 12, 2016 (inclusive)	Restricted stock unit awards	$57.87	(2)	431,233
• From April 13, 2015 and April 12, 2016 (inclusive)	Warrants	$54.50	(3)	87,995

Notes:

(1)
Shares of common stock issued on exercise of stock options and vesting of Waste Connections restricted stock units during the period from April 13, 2015 to April 12, 2016 (inclusive). Weighted-average of: (a) the exercise prices for Waste Connections warrants and options exercised during the period from April 13, 2015 to April 12, 2016 (inclusive); and (b) the closing price per share of Waste Connections common stock on the NYSE as at the vesting dates for Waste Connections restricted stock unit awards that vested during the period from April 13, 2015 to April 12, 2016 (inclusive). The closing price per share of Waste Connections common stock on the NYSE on vesting dates during such period ranged from $46.08 to $65.89.

(2)
Weighted-average closing price per share of Waste Connections common stock on the NYSE as at the grant dates for Waste Connections restricted stock unit awards granted during the period from April 13, 2015 to April 12, 2016 (inclusive). The closing prices per share of Waste Connections common stock on the NYSE on grant dates during such period ranged from $48.53 to $65.33.

(3)
Weighted-average exercise price of Waste Connections warrants granted during the period from April 13, 2015 to April 12, 2016 (inclusive). The exercise price per Waste Connections warrant granted during such period ranged from $46.58 to $64.86.

Trading Price and Volume

        Shares of Waste Connections common stock are listed on the NYSE under the symbol "WCN".

        The following table sets forth the price range per share and trading volume for the shares of Waste Connections common stock as reported on the NYSE for the periods listed below:

	High(1)	Low(1)	Volume
	($)	($)
2016
April 1 to April 12	65.01	59.92	11,739,002
March	61.93	66.25	18,508,200
February	64.14	55.94	31,745,647
January	60.24	50.64	40,241,463
2015
December	57.65	52.90	15,872,135
November	55.96	53.36	10,489,749
October	54.95	48.16	10,029,854
September	49.50	46.38	10,710,060
August	50.86	45.70	10,350,534
July	51.10	46.97	13,335,552
June	49.39	46.96	12,414,669
May	48.59	46.58	11,589,410
April	48.82	44.81	21,242,318
March	48.96	46.45	18,233,977
February	47.38	43.21	22,936,778
January	44.60	42.05	13,976,634

Source: Bloomberg

Note:

(1)
Based on intraday trading prices over each respective time period.

        The closing price of a share of Waste Connections common stock on the NYSE on April 12, 2016 was $63.90.

 PERFORMANCE GRAPH

        The following performance graph compares the total cumulative stockholder returns on the shares of Waste Connections common stock over the past five fiscal years with the total cumulative returns for the S&P 500 Index and the Dow Jones U.S. Waste and Disposal Services Index.

        The graph assumes an investment of $100 in the shares of Waste Connections common stock on December 31, 2010, and the reinvestment of all dividends. This graph has been calculated in compliance with SEC requirements and prepared by Capital IQ®.

Comparison of Cumulative Five Year Total Return

        This graph and the accompanying text is not "soliciting material," is not deemed filed with the SEC, and is not to be incorporated by reference in any filing by Waste Connections under the Securities Act of 1933, as amended, or the Exchange Act, whether made before or after the date of the Circular and irrespective of any general incorporation language in any such filing.

	Base Period	Indexed Returns Years Ending
Company Name / Index	Dec10	Dec11	Dec12	Dec13	Dec14	Dec15
Waste Connections, Inc.	$100	$121.56	$125.42	$163.63	$166.68	$215.73
S&P 500 Index	$100	$102.11	$118.45	$156.82	$178.29	$180.75
Dow Jones U.S. Waste & Disposal Services Index	$100	$100.18	$108.70	$135.80	$154.48	$160.95

        THE STOCK PRICE PERFORMANCE INCLUDED IN THIS GRAPH IS NOT NECESSARILY INDICATIVE OF FUTURE STOCK PRICE PERFORMANCE.

DIVIDEND POLICY

        Waste Connections currently pays a quarterly dividend on shares of Waste Connections common stock, and last paid a quarterly dividend on March 15, 2016 of $0.145 per share of Waste Connections common stock.

        The following table sets forth the cash dividends declared per share of Waste Connections common stock, for the periods indicated.

DIVIDENDS DECLARED(1)
2016
First Quarter	$0.145
2015
Fourth Quarter	$0.145
Third Quarter	0.13
Second Quarter	0.13
First Quarter	0.13
2014
Fourth Quarter	$0.13
Third Quarter	0.115
Second Quarter	0.115
First Quarter	0.115

(1)
The Waste Connections board of directors will review the cash dividend periodically, with a long-term objective of increasing the amount of the dividend. There can be no assurances as to the amounts or timing of future dividends. Waste Connections has the ability under its revolving credit and term loan agreement dated January 26, 2015 and its master note purchase agreement dated July 15, 2008, as amended and supplemented, to repurchase shares of Waste Connections common stock and pay dividends provided Waste Connections maintains specified financial ratios.

PRINCIPAL SECURITYHOLDERS

        The following table sets forth information known to Waste Connections concerning the shares of Waste Connections common stock beneficially owned by entities that have reported beneficial ownership of greater than 10 percent, based on filings made on or prior to April 12, 2016.

Name of Beneficial Owner	Number of Outstanding Shares of Common Stock Beneficially Owned(1)	Percent of Class
T. Rowe Price Associates, Inc.(2)	13,695,210	11.1%

(1)
Beneficial ownership is determined in accordance with the rules of the SEC. In general, a person who has voting power and/or investment power with respect to securities is treated as the beneficial owner of those securities. Except as otherwise indicated by footnote, Waste Connections believes that the persons named in this table have sole voting and investment power with respect to the shares of common stock shown.

(2)
The stock ownership of T. Rowe Price Associates, Inc. is based on a Schedule 13G/A filed with the SEC on February 12, 2016. T. Rowe Price Associates, Inc. has sole voting power with respect to 3,312,273 shares of Waste Connections common stock and sole dispositive power with respect to 13,695,210 shares of Waste Connections common stock. The address of T. Rowe Price Associates, Inc. is 100 E. Pratt Street, Baltimore, Maryland 21202.

 DIRECTORS AND SENIOR EXECUTIVE OFFICERS

Director Biographies

        Set forth below are the names and ages as of March 1, 2016 of the current directors of Waste Connections. At the consummation of the Merger, all five of the current directors of Waste Connections will become directors of the combined company.

Name	Age	Title	Residence
Ronald J. Mittelstaedt	52	Chief Executive Officer, Chairman	Texas, USA
Michael W. Harlan	55	Director	Texas, USA
William J. Razzouk	68	Director	Florida, USA
Edward E. "Ned" Guillet	64	Director	California, USA
Robert H. Davis	73	Director	California, USA

        Set forth below is a brief description of the position and business experience of each of the current directors of Waste Connections.

        Ronald J. Mittelstaedt — Mr. Mittelstaedt has served as Chief Executive Officer and a director of Waste Connections since the company was formed, and was elected Chairman in January 1998. Mr. Mittelstaedt also served as President from Waste Connections' formation through August 2004. Mr. Mittelstaedt has more than 27 years of experience in the solid waste industry. Mr. Mittelstaedt has been a Director of SkyWest, Inc., the holding company for two scheduled passenger airline operations and an aircraft leasing company, since October 2013, where he also is a member of its Compensation Committee. From October 2014 to December 2015, Mr. Mittelstaedt was a Director of Mattress Firm Holding Corp., the holding company for subsidiaries engaged in specialty retailing of mattresses and related products and accessories in the United States. Mr. Mittelstaedt holds a B.A. degree in Business Economics with a finance emphasis from the University of California at Santa Barbara.

        Michael W. Harlan — Mr. Harlan is currently Chairman of the Board of Directors and Chief Executive Officer of Principle Energy Services, a private-equity backed oilfield service company operating throughout several major oil and gas shale basins across the United States. Principle Energy Service provides engineered noise mitigation solutions for oil and gas drilling, completions and production and currently operates in five states while serving a wide range of customers from small, independent exploration companies to the major oil and gas companies. Mr. Harlan also serves as President of Harlan Capital Advisors, LLC, a private consulting firm focused on advising companies on operational matters, strategic planning, mergers and acquisitions, debt and equity investments, and capital raising initiatives. Prior to forming Harlan Capital Advisors, Mr. Harlan served as President and Chief Executive Officer of U.S. Concrete, Inc. (NASDAQ: USCR), a publicly traded producer of concrete, aggregates and related concrete products to all segments of the construction industry, from May 2007 until August 2011. From April 2003 until May 2007, Mr. Harlan served as Executive Vice President and Chief Operating Officer of U.S. Concrete, Inc. He also served as Chief Financial Officer of U.S. Concrete from May 1999 until November 2004 after founding U.S. Concrete in August 1998. Mr. Harlan also served as a Director of U.S. Concrete from June 2006 until August 2011. U.S. Concrete, Inc. operated under the provisions of Chapter 11 of the United States Bankruptcy Code from April 29, 2010 until confirmation of its plan of reorganization on August 31, 2010. In August 2013, Mr. Harlan joined the Board of Directors of Travis Acquisition, LLC, the parent of Travis Body & Trailer, Inc., a manufacturer of specialized trailers used in the construction, environmental services, agriculture and energy industries in the United States. In June 2015, Mr. Harlan joined the Board of Directors of Yulong Eco-Materials Limited (NASDAQ: YECO), a publicly-held manufacturer of eco-friendly building products in China, where he serves as the Chairman of the Compensation Committee and a member of the Audit Committee. Prior to founding U.S. Concrete, Mr. Harlan held several senior financial positions with public companies, including chief financial officer, treasurer and controller. Mr. Harlan began his career with an international public accounting firm. Mr. Harlan previously served on the Board of Trustees for the RMC Research and Education Foundation, where he is a past Chairman of the Board, the Board of Directors of the National Steering Committee for the Concrete Industry Management Education Program, and the Board of Directors and Executive Committee of the National Ready Mixed Concrete Association. Mr. Harlan also serves on the University of Houston Honors College Advisory Board. Mr. Harlan is a Certified Public Accountant and graduated magna cum laude from the University of Mississippi with a Bachelor of Accounting degree.

        William J. Razzouk — Mr. Razzouk has been Chairman and a Director of Newgistics, Inc., a provider of intelligent order delivery and returns management solutions for direct retailers and technology companies, since March 2005. From March 2005 to December 2015, Mr. Razzouk also served as the President and Chief Executive Officer of Newgistics, Inc. From August 2000 to December 2002, he was a Managing Director of Paradigm Capital Partners, LLC, a venture capital firm in Memphis, Tennessee focused on meeting the capital and advisory needs of emerging growth companies. From September 1998 to August 2000, he was Chairman of PlanetRx.com, an e-commerce company focused on healthcare and sales of prescription and over-the-counter medicines, health and beauty products and medical supplies. He was also Chief Executive Officer of PlanetRx.com from September 1998 until April 2000. From April 1998 until September 1998, Mr. Razzouk owned a management consulting business and an investment company that focused on identifying strategic acquisitions. From September 1997 until April 1998, he was the President, Chief Operating Officer and a Director of Storage USA, Inc., a then publicly traded (now private) real estate investment trust that owned and operated more than 350 mini storage warehouses. He served as the President and Chief Operating Officer of America Online from February 1996 to June 1996. From 1983 to 1996, Mr. Razzouk held various management positions at Federal Express Corporation, most recently as Executive Vice President, Worldwide Customer Operations, with full worldwide P&L responsibility. Mr. Razzouk previously held management positions at ROLM Corporation, Philips Electronics and Xerox Corporation. He previously was a Director of Fritz Companies, Inc., Sanifill, Inc., Cordis Corp., Storage USA, PlanetRx.com, America Online and La Quinta Motor Inns. Mr. Razzouk holds a Bachelor of Journalism degree from the University of Georgia.

        Edward E. "Ned" Guillet — Mr. Guillet has been an independent human resources consultant since January 2007. From October 2005 until December 2006, he was Senior Vice President, Human Resources for the Gillette Global Business Unit of The Procter & Gamble Company, a position he held subsequent to the merger of Gillette with Procter & Gamble. From July 2001 until September 2005, Mr. Guillet was Senior Vice President and Chief Human Resources Officer and an executive officer of The Gillette Company, a global consumer products company. He joined Gillette in 1974 and held a broad range of leadership positions in its human resources department. Mr. Guillet has been a Director of CCL Industries Inc., a manufacturer of specialty packaging and labeling solutions for the consumer products and healthcare industries, since 2008, where he also serves as the Chairman of the Board of Directors' Human Resources Committee and a member of its Nominating and Governance Committee. Mr. Guillet is a former member of Boston University's Human Resources Policy Institute. He holds a B.A. degree in English Literature and Secondary Education from Boston College.

        Robert H. Davis — Mr. Davis has been the Managing Partner/President of Rubber Recovery Inc., a private, California-based scrap tire processing and recycling company, since July 2006. Mr. Davis is the conceptual founder and a member of the external advisory board of the Global Waste Research Institute at California Polytechnic State University ("Cal Poly"). He served as President of Waste Systems International, Inc., a turnkey solid waste management systems provider of environmentally acceptable solutions to developing countries outside the U.S., from November 2007 to 2009. From 2007 to 2010, he was a member of the board of effENERGY LLC, an alternative energy company. Prior to acquiring his ownership interest in Rubber Recovery Inc., Mr. Davis was President, Chief Executive Officer and a Director of GreenMan Technologies, Inc., a publicly traded tire shredding and recycling company, from 1997 to 2006. Prior to joining GreenMan, Mr. Davis served as Vice President of Recycling for Browning-Ferris Industries, Inc., from 1990 to 1997. A 42-year veteran of the solid waste and recycling industry, Mr. Davis has also held executive positions with Fibres International, Garden State Paper Company and SCS Engineers, Inc. Mr. Davis holds a B.S. degree in Mathematics from Cal Poly, has done graduate work at George Washington University in Solid Waste Management, and has engaged in continuing education at Stanford University Law School in Corporate Governance. In 2009, Mr. Davis was honored as Alumni of the Year for the College of Science/Mathematics at Cal Poly. Since 2008, Mr. Davis has served on the Dean's Executive Advisory Committee for the College of Engineering, and since 2010, he has served on the Dean's Executive Advisory Committee for the College of Science and Mathematics.

Beneficial Ownership

        As a group, the directors and officers of Waste Connections, beneficially own, or control or direct, directly or indirectly 639,548 shares of Waste Connections common stock (or less than 1% of the total number of shares of Waste Connections common stock issued and outstanding as of April 12, 2016).

Cease Trade Orders

        As at the date of the Circular, no director or executive officer of Waste Connections is, or within the ten years prior to the date of the Circular, has been, a director, chief executive officer or chief financial officer of any company (including Waste Connections), that while that person was acting in that capacity: (a) was subject to a cease trade order (including any management cease trade order which applied to directors or executive officers of a company, whether or not the person is named in the order), an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (an "Order"); or (b) was subject to an Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Bankruptcies and Insolvencies

        Except as disclosed below, to the knowledge of Waste Connections, as at the date of the Circular, no director, executive officer, or stockholder holding a sufficient number of securities of Waste Connections to affect materially the control of Waste Connections is, or within the ten years prior to the date of the Circular, has: (a) been a director or executive officer of any company (including Waste Connections) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (b) become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver manager or trustee appointed to hold the assets of the director, executive officer or stockholder.

        Michael Harlan, a director of Waste Connections, served as President and Chief Executive Officer of U.S. Concrete, Inc. (NASDAQ: USCR), a publicly traded producer of concrete, aggregates and related concrete products to all segments of the construction industry, from May 2007 until August 2011. From April 2003 until May 2007, Mr. Harlan served as Executive Vice President and Chief Operating Officer of U.S. Concrete, Inc. He also served as Chief Financial Officer of U.S. Concrete, Inc. from May 1999 until November 2004 after founding U.S. Concrete, Inc. in August 1998. Mr. Harlan served as a Director of U.S. Concrete, Inc. from June 2006 until August 2011. On April 29, 2010, U.S. Concrete, Inc. and certain of its subsidiaries filed voluntary petitions in the United States Bankruptcy Court for the District of Delaware for relief under the provisions of Chapter 11 of Title 11 of the United States Code. The Chapter 11 cases were jointly administered under the caption In re U.S. Concrete, Inc., et al., Case No. 10-11407. On July 29, 2010, the United States Bankruptcy Court for the District of Delaware entered an order confirming the Joint Plan of Reorganization of U.S. Concrete, Inc. and its applicable subsidiaries and, after consummating the restructuring transactions contemplated by such plan, U.S. Concrete, Inc. emerged from Chapter 11 of Title 11 of the United States Code on August 31, 2010.

Penalties and Sanctions

        To the knowledge of Waste Connections, as at the date of the Circular, no director, executive officer, or stockholder holding a sufficient number of securities of Waste Connection to affect materially the control of Waste Connections has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

 Senior Executive Officer Biographies

        The following table sets forth certain information, as of March 1, 2016, concerning the senior executive officers of Waste Connections:

NAME	AGE	POSITIONS	Residence
Ronald J. Mittelstaedt(1)	52	Chief Executive Officer and Chairman	Texas, USA
Steven F. Bouck	58	President	Texas, USA
Darrell W. Chambliss	51	Executive Vice President and Chief Operating Officer	Texas, USA
Worthing F. Jackman	51	Executive Vice President and Chief Financial Officer	Texas, USA
David G. Eddie	46	Senior Vice President and Chief Accounting Officer	Texas, USA
David M. Hall	58	Senior Vice President — Sales and Marketing	Texas, USA
James M. Little	54	Senior Vice President — Engineering and Disposal	Texas, USA
Patrick J. Shea	45	Senior Vice President, General Counsel and Secretary	Texas, USA

(1)
Member of the Executive Committee of the Waste Connections board of directors.

        See the biography of Ronald J. Mittelstaedt under "Directors and Senior Executive Officers — Director Biographies" in this Schedule F.

        Steven F. Bouck has served as President of Waste Connections since September 1, 2004. From February 1998 to that date, Mr. Bouck served as Executive Vice President and Chief Financial Officer. Mr. Bouck held various positions with First Analysis Corporation from 1986 to 1998, focusing on financial services to the environmental industry. Mr. Bouck holds B.S. and M.S. degrees in Mechanical Engineering from Rensselaer Polytechnic Institute, and an M.B.A. in Finance from the Wharton School of Business.

        Darrell W. Chambliss has served as Executive Vice President and Chief Operating Officer of Waste Connections since October 2003. From October 1, 1997, to that date, Mr. Chambliss served as Executive Vice President — Operations. Mr. Chambliss has more than 25 years of experience in the solid waste industry. Mr. Chambliss holds a B.S. degree in Business Administration from the University of Arkansas.

        Worthing F. Jackman has served as Executive Vice President and Chief Financial Officer of Waste Connections since September 1, 2004. From April 2003 to that date, Mr. Jackman served as Vice President — Finance and Investor Relations. Mr. Jackman held various investment banking positions with Alex, Brown & Sons, now Deutsche Bank Securities, Inc., from 1991 through 2003, including most recently as a Managing Director within the Global Industrial & Environmental Services Group. In that capacity, he provided capital markets and strategic advisory services to companies in a variety of sectors, including solid waste services. Mr. Jackman serves as a director of Quanta Services, Inc. He holds a B.S. degree in Finance from Syracuse University and an M.B.A. from the Harvard Business School.

        David G. Eddie has served as Senior Vice President and Chief Accounting Officer of Waste Connections since January 2011. From February 2010 to that date, Mr. Eddie served as Vice President — Chief Accounting Officer. From March 2004 to February 2010, Mr. Eddie served as Vice President — Corporate Controller. From April 2003 to February 2004, Mr. Eddie served as Vice President — Public Reporting and Compliance. From May 2001 to March 2003, Mr. Eddie served as Director of Finance. Mr. Eddie served as Corporate Controller for International Fibercom, Inc. from April 2000 to May 2001. From September 1999 to April 2000, Mr. Eddie served as Waste Connections' Manager of Financial Reporting. From September 1994 to September 1999, Mr. Eddie held various positions, including Audit Manager, for PricewaterhouseCoopers LLP. Mr. Eddie is a Certified Public Accountant and holds a B.S. degree in Accounting from California State University, Sacramento.

        David M. Hall has served as Senior Vice President — Sales and Marketing of Waste Connections since October 2005. From August 1998 to that date, Mr. Hall served as Vice President — Business Development. Mr. Hall has more than 30 years of experience in the solid waste industry with extensive operating and marketing experience in the Western U.S. Mr. Hall received a B.S. degree in Management and Marketing from Missouri State University.

        James M. Little has served as Senior Vice President — Engineering and Disposal of Waste Connections since February 2009. From September 1999 to that date, Mr. Little served as Vice President — Engineering. Mr. Little held various management positions with Waste Management, Inc. (formerly USA Waste Services, Inc., which acquired Waste Management, Inc. and Chambers Development Co. Inc.) from April 1990 to September 1999, including Regional Environmental Manager and Regional Landfill Manager, and most recently Division Manager in Ohio, where he was responsible for the operations of ten operating companies in the Northern Ohio area. Mr. Little is a certified professional geologist and holds a B.S. degree in Geology from Slippery Rock University.

        Patrick J. Shea has served as Senior Vice President, General Counsel and Secretary of Waste Connections since August 2014. From February 2009 to that date, Mr. Shea served as Vice President, General Counsel and Secretary. From February 2008 to February 2009, Mr. Shea served as General Counsel and Secretary. He served as Corporate Counsel from February 2004 to February 2008. Mr. Shea practiced corporate and securities law with Brobeck, Phleger & Harrison LLP in San Francisco from 1999 to 2003 and Winthrop, Stimson, Putnam & Roberts (now Pillsbury Winthrop Shaw Pittman LLP) in New York and London from 1995 to 1999. Mr. Shea holds a B.S. degree in Managerial Economics from the University of California at Davis and a J.D. degree from Cornell University.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

        As of the date of the Circular, no directors or executive officers or any of their respective associates or affiliates are or have been indebted to Waste Connections or any of its subsidiaries, either in connection with the purchase of securities or otherwise, nor any of the aforementioned individuals are or have been indebted to another entity which indebtedness has been the subject of a guarantee, support agreement, letter of credit or other similar merger or understanding provided by Waste Connections or any of its subsidiaries.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

        Other than as set forth below, to the knowledge of the directors and officers of Waste Connections, none of the directors or executive officers of Waste Connections, nor any person or company that beneficially owns, controls or directs, directly or indirectly, more than 10% of the voting rights attached to all outstanding voting securities of Waste Connections, nor any of their respective associates or affiliates, has or has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year of Waste Connections or in any proposed transaction which has materially affected or is reasonably expected to materially affect Waste Connections.

        Certain of Waste Connections' directors and executive officers have interests in the Merger that are different from, or in addition to, the interests of Waste Connections stockholders generally. Interests of directors and officers that may be different from or in addition to the interests of Waste Connections stockholders include, but are not limited to those noted below.

Excise Tax Gross-Up; Acceleration of Certain Equity Awards

        As a result of the Merger, Section 4985 of the Code imposes an excise tax (15% in 2016) on the value of certain stock compensation held at any time during the six months before and six months after the closing of the Merger by individuals who were and/or are directors and executive officers of Waste Connections and are subject to the reporting requirements of Section 16(a) of the Exchange Act, during the same period (each referred to in this Schedule F as a "covered individual"). This excise tax is imposed on the covered individuals and applies to all compensation (or rights to compensation) granted to covered individuals by Waste Connections if the value of such compensation or right is based on (or determined by reference to) the value or change in value of the shares of Waste Connections common stock, subject to certain exclusions. This includes any outstanding: (a) unvested restricted stock unit awards, and (b) other Waste Connections stock-based compensation held by the covered individuals during this 12-month period. However, the excise tax will not apply to any stock compensation that is distributed, cashed-out, or otherwise paid in a manner resulting in income inclusion prior to the closing of the Merger.

        The Waste Connections board of directors considered the impact of the Section 4985 excise tax on the covered individuals and the possible approaches for addressing this impact. Specifically, the Waste Connections board of directors, together with its outside advisors, discussed the mechanics of the tax, reviewed the impact of the tax on the covered individuals and on Waste Connections itself, particularly in light of the strategic importance of the Merger to Waste Connections and Waste Connections stockholders, and considered the approach taken by other companies undergoing similar transactions. The board of directors also considered the impact of this tax on the annual equity compensation awards granted to Waste Connections' executive officers and non-employee directors during the first calendar quarter of each year. The annual awards granted to executive officers during this time each year typically include a combination of time-vested Waste Connections restricted stock unit awards that vest over four years, which since 2015 have contained an initial one-year performance requirement, and performance-based restricted stock unit awards, which become vested based on attainment of certain performance requirements measured over a three-year period ("Waste Connections PSUs"). The annual awards granted to non-employee directors during this time each year typically consist of time-vested Waste Connections restricted stock unit awards that vest in two equal annual installments beginning on the date of grant.

        During these discussions the Waste Connections board of directors determined that the Merger would cause the performance requirements contained in the Waste Connections PSUs granted to Waste Connections executive officers and certain other key employees in 2014 and 2015 (the "2014-2015 PSUs") to not operate as intended. The Waste Connections board of directors also determined, however, that it was appropriate to terminate the 2014-2015 PSUs granted to Messrs. Mittelstaedt and Bouck in light of the underperformance of an acquisition that Waste Connections completed in 2012. Following these discussions, the Waste Connections board of directors determined that it would be appropriate, subject to the closing of the Merger, to pursue a hybrid approach, which would include: (a) accelerating the vesting of the 2014-2015 PSUs at the target performance level, other than the 2014-2015 PSUs held by Messrs. Mittelstaedt and Bouck; (b) terminating the 2014-2015 PSUs held by Messrs. Mittelstaedt and Bouck; and (c) reimbursing the covered individuals for the excise tax that will be imposed on their unvested equity awards, including the Waste Connections restricted stock unit awards and, to the extent applicable, Waste Connections restricted stock unit awards deferred under Waste Connections' nonqualified deferred compensation plan, so that, on a net after-tax basis, they will be in the same position as if no such excise tax had been applied.

        The Waste Connections board of directors considered the following factors in deciding on this approach:

  •
  Waste Connections' Executive Officers are Key to Realizing the Benefits of the Merger. The Waste Connections board of directors weighed the potential costs of the tax reimbursements against the strategic and financial benefits and other value expected to be created as a result of the Merger and the importance of the executive officers to realizing these benefits. The Waste Connections board of directors concluded that Waste Connections' ability to realize the benefits of the Merger is directly related to the unique skills and efforts of its executive officers. If not reimbursed, the excise tax on the executive officers triggered by the Merger would cause them to lose a substantial portion of their compensation. Waste Connections would need to replace this compensation or risk losing valuable individuals during the critical period when the operations of the two companies need to be integrated.

  •
  Covered Individuals Remain Responsible for Paying all Income and Capital Gains Taxes that they would have Paid Absent the Merger. Payment of the excise tax reimbursement will result in no unique benefit to the covered individuals but is intended only to place them in the same position as other Waste Connections stockholders after the Merger. The covered individuals will retain the obligation to pay all of the income and other taxes on all of their equity awards when due. In addition, no payments will be made to cover taxes imposed on the exchange of shares of Waste Connections common stock held by any of the covered individuals.

  •
  The Vast Majority of Outstanding Equity Awards will not be Accelerated and will Remain Unvested. As opposed to accelerating the vesting of all outstanding equity awards held by the covered individuals, the Waste Connections board of directors determined that it was appropriate to keep the unvested Waste Connections restricted stock unit awards in place to foster the ongoing retention of Waste Connections' executive officers and directors and serve to align the interests of the covered individuals with stockholder interests through substantial and meaningful officer and director equity ownership. The Waste Connections board of directors recognized that accelerating the vesting of, or cancelling, the unvested Waste Connections restricted stock unit awards held by the executive officers would undercut Waste Connections'

    compensation philosophy of insuring that executive officers hold equity compensation awards that vest over an extended period of time.

  •
  Waste Connections Executive Officers Received Reduced Annual Equity Awards in 2016. As described above, the Waste Connections board of directors determined that, if the Merger was consummated, it would be prudent to accelerate the vesting of the 2014-2015 PSUs at the target performance level, other than the 2014-2015 PSUs held by Messrs. Mittelstaedt and Bouck. At the same time, the Waste Connections board of directors determined that Waste Connections would not grant any Waste Connections PSUs to Waste Connections executive officers in 2016. In making this determination, the Waste Connections board of directors did not proportionally increase the number of Waste Connections restricted stock unit awards or other equity awards granted to the executive officers in 2016, but rather approved a reduced total equity grant for this group compared to the two previous years when both Waste Connections restricted stock unit awards and Waste Connections PSUs were granted.

        The gross-up payments will be non-deductible and will themselves be subject to the Section 4985 excise tax. These amounts will be paid to the covered individuals following the closing of the Merger, which is subject to, among other things, the approval and adoption of the Merger Agreement, and approval of the transactions contemplated by the Merger Agreement, by Waste Connections stockholders. The estimated value of the excise tax payment for each of the named executive officers is set forth in the table below. When compared to the value of the Merger to Waste Connections' stockholders, the potential cost of the excise tax payment is relatively insignificant. The table below sets forth estimates of the compensation that are based on or otherwise related to the Merger and that may become payable to each of Waste Connections' named executive officers, assuming the Merger closed on or before December 31, 2016. The estimated aggregate excise tax payment to be paid to the ten Waste Connections executive officers not included in the table below is approximately $3,122,684. The estimated aggregate excise tax payment to be paid to the four non-employee directors of Waste Connections is approximately $127,288. In each case, the value of the payments was calculated based on certain assumptions as set forth in the footnotes to the table below.

        At the Waste Connections Special Meeting, Waste Connections stockholders are being asked to approve, on a non-binding advisory basis, specified compensatory arrangements between Waste Connections and its named executive officers relating to the Merger. Because the vote to approve such compensation is advisory only, it will not be binding upon Waste Connections. Accordingly, if the Merger Agreement is adopted and approved by Waste Connections stockholders and the Merger is completed, the compensation will be payable, subject only to the conditions applicable thereto (which are described in the footnotes to this table), regardless of the outcome of the vote to approve such compensation.

Name	Cash	Equity(1)	Pension/ NQDC*	Perquisites/ Benefits ($)	Tax Reimbursement(2)	Other ($)	Total ($)
Ronald J. Mittelstaedt	—	$—	—	—	$4,377,828	—	$4,377,828
Steven F. Bouck	—	$—	—	—	$996,830	—	$996,830
Darrell W. Chambliss	—	$463,356	—	—	$1,244,883	—	$1,708,239
Worthing F. Jackman	—	$508,154	—	—	$1,176,458	—	$1,684,612
Patrick J. Shea	—	$267,795	—	—	$452,082	—	$719,877
James M. Little	—	$301,284	—	—	$494,800	—	$796,084

*
Non-qualified deferred compensation.

(1)
The amounts in this column reflect the value of the accelerated vesting at the "target" level of the named executive officers' 2014-2015 PSUs, other than Messrs. Mittelstaedt and Bouck, whose 2014-2015 PSUs will be terminated. The value of each of the awards was calculated based on an assumed price of Waste Connections common stock of $57.64, which is the average closing price per share of Waste Connections common stock as quoted on the NYSE over the first five trading days following the first public announcement of the Merger on January 19, 2016.

(2)
The amounts in this column reflect the estimated gross-up reimbursement Waste Connections expects to pay each named executive officer to cover the excise tax the officer will owe under Section 4985 of the Code as a result of the consummation of the Merger. Under the Code, the excise tax will become effective contemporaneously with the consummation of the Merger. Consequently, the final amount of the reimbursement will be calculated based on the closing price of Waste Connections common stock on the date of the closing of the Merger and the number of unvested equity awards held as of that date by each of the named executive officers. The amounts in this column are based on: (a) an assumed price of Waste Connections common stock of $57.64, which is the average closing price per share of Waste Connections common stock as quoted on the NYSE over the first five trading days following the first public announcement of the Merger on January 19, 2016; (b) the number of unvested Waste Connections restricted stock unit awards held by the named executive officer as of March 1, 2016; (c) a 15% excise tax rate; (d) a maximum federal tax rate of 39.60%; (e) a payroll tax rate of 2.35%; and (f) the assumption that the Merger will be consummated on or before December 31, 2016. The actual amount of the tax reimbursement for each named executive officer will be determined following the consummation of the Merger.

Indemnification and Insurance

          Pursuant to the terms of the Merger Agreement, Waste Connections' directors and executive officers will be entitled to certain ongoing indemnification and coverage under directors' and officers' liability insurance policies from the combined company. See "The Merger Agreement — Indemnification; Directors' and Officers' Insurance" of the Circular.

Other Compensation Matters

          The compensation committee of the Waste Connections board of directors has determined that the Merger does not constitute a change in control under Waste Connections' incentive compensation plans, equity plans or the employment agreements Waste Connections has entered into with its officers and other employees.

Director and Executive Compensation

          For a detailed discussion of the executive compensation of the directors and executive officers of Waste Connections, please refer to the sections entitled "Executive Compensation" and "Corporate Governance and Board Matters" in Waste Connections' definitive Proxy Statement on Form DEF 14A for the 2015 Annual Meeting of Stockholders, which is incorporated by reference into this Circular.

AUDITORS, TRANSFER AGENT AND REGISTRAR

          The auditors of Waste Connections are PricewaterhouseCoopers LLP, 1000 Louisiana Street, Suite 5800, Houston, TX 77002-5021. The Transfer Agent and Registrar for the shares of Waste Connections common stock is Wells Fargo Shareowner Services, 1110 Centre Point Curve, Suite 101, Mendota Heights, MN 55120.

MATERIAL CONTRACTS

          The following is a list of material contracts which Waste Connections has entered into since the beginning of fiscal 2016 or that Waste Connections has entered into before the beginning of fiscal 2016 and that are still in effect:

  •
  Master Note Purchase Agreement dated July 15, 2008;

  •
  Amendment No. 1 to Master Note Purchase Agreement dated July 20, 2009;

  •
  First Supplement to Master Note Purchase Agreement dated October 26, 2009;

  •
  Amendment No. 2 to Master Note Purchase Agreement dated November 24, 2010;

  •
  Second Supplement to Master Note Purchase Agreement dated April 1, 2011;

  •
  Amendment No. 3 to Master Note Purchase Agreement dated October 12, 2011;

  •
  Amendment No. 4 to Master Note Purchase Agreement dated August 9, 2013;

  •
  Amendment No. 5 to Master Note Purchase Agreement dated February 20, 2015;

  •
  Third Supplement to Master Note Purchase Agreement dated June 11, 2015 (collectively, the "Master Note Purchase Agreement");

  •
  Revolving Credit and Term Loan Agreement dated January 26, 2015 (the "Credit Agreement");

  •
  Consent to the Credit Agreement dated January 18, 2016; and

  •
  The Merger Agreement.

        Copies of each of the above-listed material contracts have been previously filed on Waste Connections' profile on EDGAR at www.sec.gov. It is anticipated that the Master Note Purchase Agreement and the Credit Agreement will each be amended or superceded on closing of the Merger as more particularly described under the heading "Indebtedness of the Combined Company Following the Merger" in Schedule G "Information Concerning the Combined Company" to the Circular.

RISK FACTORS

        Details concerning risk factors in respect of Waste Connections, Waste Connections' business and the Merger and other transactions contemplated by the Merger Agreement can be found under the heading "Risk Factors" in the Circular and in Waste Connections' Form 10-K for the year ended December 31, 2015.

WASTE CONNECTIONS' DOCUMENTS INCORPORATED BY REFERENCE

        Waste Connections files annual, quarterly and special reports, proxy statements and other information with the SEC. Such documents are available to the public on the SEC's website at www.sec.gov. The information contained on the SEC's website that is not expressly incorporated by reference into the Circular does not form part of the Circular. Any of this information filed with the SEC may be read at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room.

        The SEC allows Waste Connections to incorporate by reference the information Waste Connections files with it, which means that Waste Connections can disclose important information by referring to other documents filed separately with the SEC. The information incorporated by reference herein should be read because it is an important part of the Circular.

        The following documents, which have been filed with the SEC (on the dates listed below) by Waste Connections, and, for purposes of the Circular, by Progressive under its SEDAR profile at www.sedar.com as "Other Documents" (filed on the same date as the Circular was filed), are hereby expressly incorporated by reference into the Circular (in each case, to the extent filed and not furnished):

Waste Connections Filings with the SEC (File No. 001-31507)	Period and/or SEC Filing Date
Annual Report on Form 10-K	Year ended December 31, 2015, as filed February 9, 2016
Definitive proxy statement on Form DEF 14A	Filed April 2, 2015

        Any information in any of the foregoing documents will automatically be deemed to be modified or superseded to the extent that information in the Circular or in a later filed document that is incorporated or deemed to be incorporated herein by reference modifies or replaces such information.

        All documents filed by Waste Connections with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, or by Progressive on SEDAR on behalf of Waste Connections, as applicable, after the date of the Circular and prior to the earlier of the effective time and the termination of the Merger Agreement, will also be deemed to be incorporated into the Circular by reference other than the portions of those documents not deemed to be filed. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and proxy statements.

        Any of the documents incorporated by reference into the Circular can be obtained from Waste Connections or from the SEC through the SEC's website at the address described above or through the SEDAR website at the address described above. Documents incorporated by reference are available from Waste Connections without charge, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference as an exhibit in the Circular.

        You may also obtain copies of any document incorporated in this Schedule F of the Circular, without charge, by requesting them in writing or by telephone from Waste Connections at the following address.

WASTE CONNECTIONS, INC.
3 Waterway Square Place, Suite 110
The Woodlands, Texas 77380
Attention: Investor Relations
Telephone: (832) 442-2200
Email: ir@wasteconnections.com

        If you would like to request documents, please do so by May 12, 2016 to receive them before the Meeting. If you request any incorporated documents from Waste Connections, Waste Connections will mail them to you by first class mail, or another equally prompt means, within one business day after Waste Connections receives your request.

SCHEDULE G
INFORMATION CONCERNING THE COMBINED COMPANY

        The following information about the combined company should be read in conjunction with the information concerning the combined company and, as applicable, Waste Connections and Progressive, appearing elsewhere in the Circular. Capitalized terms used but not otherwise defined in this Schedule G shall have the meaning ascribed to them in the Circular.

Notice to Reader

        Information included in this Schedule G under the heading "Indebtedness of the Combined Company Following the Merger" and pertaining to indebtedness of Waste Connections has been furnished by Waste Connections. With respect to this information, the Progressive board of directors has relied exclusively upon Waste Connections, without independent verification by Progressive. Although Progressive does not have any knowledge that would indicate that such information is untrue or incomplete, neither Progressive nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information including any of Waste Connections' financial statements, or for the failure by Waste Connections to disclose events or information that may affect the completeness or accuracy of such information. For further information regarding Waste Connections, please refer to Waste Connections' filings with the SEC which may be obtained under Waste Connections' profile on EDGAR at www.sec.gov. For further information regarding Progressive, please refer to Progressive's profile on SEDAR at www.sedar.com or Progressive's profile on EDGAR at www.sec.gov.

Cautionary Statements Regarding Forward-Looking Information

        See "Cautionary Statement Regarding Forward-Looking Statements" in the Circular and in Schedule F to the Circular.

General

Corporate Overview

        On completion of the Merger and the Name Change, the combined company will exist under the OBCA as a successor corporation to Progressive, will have the name "Waste Connections, Inc." and its common shares will trade on the NYSE and the TSX under the symbol "WCN". See "The Merger" and "The Name Change" in the Circular.

        Waste Connections will be an indirect subsidiary of the combined company on completion of the Merger. The current subsidiaries of Progressive will continue to be subsidiaries of the combined company and the current subsidiaries of Waste Connections will (a) continue to be subsidiaries of Waste Connections, and (b) will become indirect subsidiaries of the combined company on completion of the Merger. See "Name and Incorporation — Intercompany Relationships" of Schedule F to the Circular for details concerning Waste Connections' subsidiaries. Details concerning the material subsidiaries of Progressive can be found under the heading "The Corporation" in Progressive's annual information form dated March 2, 2016 for the year ended December 31, 2015.

        The following is an illustrative simplified organizational chart of the combined company on completion of the Merger.

(1)
Formerly Progressive, prior to the completion of the Merger. Progressive will amalgamate with a direct wholly-owned subsidiary of Progressive to form "Waste Connections Inc.", a successor to Progressive, immediately following completion of the Merger.

(2)
Waste Connections prior to and following completion of the Merger. Merger Sub will merge with and into Waste Connections, with Waste Connections surviving the Merger as a wholly-owned indirect subsidiary of Progressive. It is anticipated that Waste Connections will be renamed following completion of the Merger.

        It is anticipated that on completion of the Merger, the registered office of the combined company will either continue to be located at 400 Applewood Crescent, 2nd Floor, Vaughan, Ontario, Canada L4K 0C3, the current head and registered office of Progressive, or will be located at 610 Applewood Crescent, 2nd Floor, Vaughan, Ontario, Canada L4K 0C3. The principal executive offices of the combined company will be located at the current principal executive offices of Waste Connections, which are located at 3 Waterway Square Place, Suite 110, The Woodlands, Texas, United States of America, 77380.

Description of Business

        On completion of the Merger, the business of the combined company will be the combined businesses of Waste Connections and Progressive. See "General — Summary Description of the Business" in Schedule E to the Circular and "Business of Waste Connections" in Schedule F to the Circular.

 Description of Share Capital

        The authorized share capital of the combined company will be the authorized share capital of Progressive on the completion of the Merger and the rights and restrictions of the common shares of the combined company will remain unchanged from those of the Progressive common shares. If the Consolidation is approved by Progressive shareholders and implemented following the Merger, the outstanding share capital of the combined company will be reduced accordingly. See "The Consolidation" in the Circular, "Description of Share Capital" in Schedule E to the Circular and "Pro Forma Combined Consolidated Capitalization" in this Schedule G for information regarding the outstanding common shares of the combined company on completion of the Merger.

Auditors, Transfer Agent and Registrar

        Following completion of the Merger, it is expected that the combined company will appoint PricewaterhouseCoopers LLP, the current auditors of Waste Connections, at their offices located at 1000 Louisiana Street, Suite 5800, Houston, Texas 77002-5021, as the auditors of the combined company.

        The transfer agent and registrar of the combined company will, following completion of the Merger, continue to be Computershare Investor Services Inc., the current transfer agent and registrar of Progressive, at its office located at Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1.

Dividend Policy

        It is anticipated that, following the completion of the Merger, the combined company will pay a quarterly dividend on the common shares of the combined company in the amount of $0.145 per common share. Any future dividends by the combined company will be declared and paid at the discretion of the combined company's board of directors (the "Post-Merger board of directors"). There can be no assurance that any future dividends will be declared or paid by the combined company or as to the amount or timing of those dividends, if any.

Directors and Senior Executive Officers

Directors

        Following the completion of the Merger, the Post-Merger board of directors will consist of seven directors in total, comprised of the five members of the Waste Connections board of directors as of immediately prior to the effective time of the Merger and two members of the Progressive board of directors as of January 18, 2016, namely Larry S. Hughes and Susan Lee. Biographical information pertaining to the current members of the Waste Connections board of directors can be found under the heading "Directors and Senior Executive Officers — Director Biographies" of Schedule F to the Circular. Biographical information pertaining to Larry S. Hughes and Susan Lee can be found under the heading "Nominees for the Progressive Board of Directors" in Schedule I to the Circular.

Senior Executive Officers

        Upon completion of the Merger:

  •
  Ronald J. Mittelstaedt will serve as the Chief Executive Officer of the combined company and Chairman of the Post-Merger board of directors;

  •
  Steven F. Bouck will serve as President of the combined company;

  •
  Darrell W. Chambliss will serve as Executive Vice President, Chief Operating Officer and Assistant Secretary of the combined company;

  •
  Worthing F. Jackman will serve as Executive Vice President, Chief Financial Officer and Assistant Secretary of the combined company;

  •
  David G. Eddie will serve as Senior Vice President and Chief Accounting Officer of the combined company;

  •
  David M. Hall will serve as Senior Vice President — Sales and Marketing of the combined company;

  •
  James M. Little will serve as Senior Vice President — Engineering and Disposal of the combined company; and

  •
  Patrick J. Shea will serve as Senior Vice President, General Counsel and Secretary of the combined company.

        The biographies of the senior executive officers of the combined company can be found under the heading "Directors and Senior Executive Officers — Biographies" in Schedule F to the Circular.

Director and Executive Compensation

        It is anticipated that the Post-Merger board of directors will, following the completion of the Merger, meet to approve the director and executive compensation policies of the combined company, which are anticipated to be generally consistent with the existing director and executive compensation policies of Waste Connections. For a detailed discussion of the executive compensation of the directors and officer of Waste Connections, please refer to the section entitled "Executive Compensation" and "Corporate Governance and Board Matters" in Waste Connections' definitive Proxy Statement on Form DEF 14A for the 2015 Annual Meeting of Stockholders (the "2015 Waste Connections Proxy Statement"), which is incorporated by reference into the Circular.

        Additionally, subject to the approval of the Incentive Plan Resolution, it is anticipated that the Post-Merger board of directors will adopt the New Incentive Plan following completion of the Merger. See "Equity Incentive Plan Matters" in the Circular for a description of the New Incentive Plan.

Options and Other Rights to Purchase Securities

        On completion of the Merger, the outstanding options and other rights to purchase common shares of the combined company will comprise the outstanding options and other rights to purchase shares of Waste Connections common stock and Progressive common shares immediately preceding the completion of the Merger, subject to adjustment for the Exchange Ratio and, if completed, the Consolidation. It is anticipated that there will be approximately 175,431,017 common shares of the combined company, 476,713 options exercisable for common shares of the combined company, 1,137,871 restricted stock units of the combined company, zero performance-based restricted stock unit awards and 149,765 warrants convertible into common shares of the combined company outstanding on completion of the Merger (364,342,680 common shares, 990,060 options, 2,363,179 restricted stock unit awards, zero performance-based restricted stock unit awards and 311,038 warrants of the combined company if the Consolidation is not effected).

        See "Equity Incentive Plan Matters" in the Circular, "Consolidated Capitalization" in Schedule E to the Circular, "Options and Other Rights to Purchase Securities" in Schedule F to the Circular and "Pro Forma Combined Consolidated Capitalization" in this Schedule G for details regarding the outstanding securities of Waste Connections and Progressive and the terms of those outstanding securities.

Corporate Governance

General

        It is anticipated that, following the completion of the Merger, the Post-Merger board of directors will: (a) approve a code of conduct and ethics (the "Code of Conduct and Ethics") for the combined company; (b) approve corporate governance guidelines and board charter for the combined company (the "Corporate Governance Guidelines and Board Charter"); (c) establish, and approve the charters governing, the following committees of the Post-Merger board of directors: (i) an audit committee (the "Post-Merger Audit Committee"); (ii) a compensation committee (the "Post-Merger Compensation Committee"); and (iii) a nominating and corporate governance committee (the "Post-Merger Nominating and Corporate Governance Committee"); and (d) approve the following position descriptions: (i) Chief Executive Officer; (ii) Chairman of the Post-Merger board of directors; (iii) Lead Independent Director; (iv) Chairman of the Post-Merger Audit Committee; (v) Chairman of the Post-Merger Compensation Committee; and (vi) Chairman of the Post-Merger Nominating and Corporate Governance Committee. See "Summary of Codes, Guidelines, Committee Charters and Position Descriptions" in this Schedule G.

        It is also anticipated that, following completion of the Merger, the Post-Merger board of directors will establish the following additional standing committees: (a) a special equity award committee empowered with a separate but concurrent authority with the Post-Merger Compensation Committee to make awards to all eligible individuals — typically new hires — under the New Incentive Plan, subject to certain exceptions and limitations which are anticipated to be set by the Post-Merger board of directors; and (b) an executive committee empowered to exercise, subject to limitations under applicable law, all powers and authority of the Post-Merger board of directors, including approval, between meetings of the Post-Merger board of directors, of all divestitures of the combined company in excess of $10.0 million and all acquisitions of the combined company for cash or other non-equity consideration in excess of $10.0 million.

        It is anticipated that, once adopted, the Code of Conduct and Ethics will be available at the website of the combined company, which will be www.wasteconnections.com and under the SEDAR profile of the combined company following completion of the Merger. It is also anticipated that a copy of the Code of Conduct and Ethics may be obtained, free of charge, by writing to the Secretary of the combined company at its principal executive offices following completion of the Merger. See "Post-Merger Nominating and Corporate Governance Committee Charter" below for details regarding how it is anticipated that the Post-Merger board of directors will monitor compliance with the Code of Conduct and Ethics.

Selected Post-Merger Board Committee Composition

        It is anticipated that the following committees of the Post-Merger board of directors will have the following Chairmen, each of whom will, pursuant to the terms of the charters that are anticipated to govern such committees, be required to be "independent" within the meaning of applicable securities laws and, with respect to the Post-Merger Audit Committee, the rules of the NYSE:

  •
  Post-Merger Audit Committee — Michael W. Harlan (Chairman);

  •
  Post-Merger Compensation Committee — William J. Razzouk (Chairman); and

  •
  Post-Merger Nominating and Corporate Governance Committee — Edward E. "Ned" Guillet (Chairman).

        It is anticipated that the members of the foregoing committees will be determined prior to the completion of the Merger. Each of the members of the Post-Merger Audit Committee will be "financially literate" within the meaning of applicable securities laws. For information regarding certain relevant education and experience of the anticipated Chairman of the Post-Merger Audit Committee, see "Directors and Senior Executive Officers — Director Biographies — Michael W. Harlan" in Schedule F to the Circular.

Director Independence

        Each of the anticipated committee members named under the heading "Selected Post-Merger Board Committee Composition" above are anticipated to be determined to be independent by the Post-Merger board of directors following completion of the Merger, and as such, it is anticipated that a majority of the Post-Merger board of directors will be independent.

        Ronald J. Mittelstaedt will not be considered "independent" on the basis that he will also serve as the Chief Executive Officer of the combined company. Since Mr. Mittelstaedt is also anticipated to serve as the Chairman of the Post-Merger board of directors, it is further anticipated that the "independent" members of the Post-Merger board of directors will appoint the chairman of the Post-Merger Audit Committee as the Lead Independent Director having the duties and powers prescribed by the Corporate Governance Guidelines and Board Charter. See "Corporate Governance Guidelines and Board Charter" in this Schedule G for details concerning the duties and powers of the lead independent director.

        It is anticipated that each of the two members of the Progressive board of directors that will remain on the Post-Merger board of directors will be determined to be independent by the Post-Merger board of directors following completion of the Merger.

Nomination of Directors and Orientation and Continuing Education of New Directors

        It is anticipated that the process by which the Post-Merger board of directors will, following completion of the Merger, identify new candidates for board nomination, and for orienting new directors and providing continuing education for the Post-Merger board of directors, will be consistent with the current practices of Waste Connections. Details regarding certain of these practices of Waste Connections can be found under the heading "Our Director

Nomination Process" in the 2015 Waste Connections Proxy Statement, which is incorporated by reference into the Circular.

        While Waste Connections does not currently have a formal policy regarding diversity in identifying nominees for a directorship, it is a goal of Waste Connections to have a board of directors that represents diverse experiences at policy-making levels in business and other areas relevant to Waste Connections' activities, while encouraging a diversity of backgrounds, including with respect to gender, among members of the Waste Connections board of directors. Further, Waste Connections expects its directors to be committed to serving on the Waste Connections board of directors for an extended period of time. It is anticipated that the Post-Merger Nominating and Corporate Governance Committee will meet to review applicable requirements under National Instrument 58-101 — Disclosure of Corporate Governance Practices and determine what, if any, policies to adopt in respect of such requirements.

Summary of Codes, Guidelines, Charters and Position Descriptions

        The following is a summary of the terms of each of the Code of Conduct and Ethics, Corporate Governance Guidelines and Board Charter, position descriptions and charters of the Post-Merger Audit Committee, Post-Merger Compensation Committee and Post-Merger Nominating and Corporate Governance Committee anticipated to be approved by the Post-Merger board of directors following completion of the Merger.

Code of Conduct and Ethics

        It is anticipated that the Code of Conduct and Ethics will provide that the failure by any officer, director or employee to comply with its terms may be cause for disciplinary action, up to and including dismissal, and the consultants retained by the combined company will generally be required to abide by the Code of Conduct and Ethics.

        The Code of Conduct and Ethics is anticipated to address, in respect of the combined company: (a) conflicts of interest; (b) full, fair and accurate disclosure; (c) compliance with laws, rules and regulations, including those related to bribery, antitrust matters, tax matters, environmental and safety regulations and equal opportunity, non-discrimination and fair employment; (d) prohibited accounting practices; (e) reporting illegal or unethical behavior; (f) compliance and discipline; (g) corporate opportunities; (h) other employment; (i) fair dealing and moral and ethical standards; (j) confidentiality; (k) protection and proper use of the combined company's assets; (l) insider trading; (m) contributions, including corporate political contributions, individual political contributions and individual charitable contributions; (n) waivers; and (o) periodic review and supplementation of the Code of Conduct and Ethics.

Corporate Governance Guidelines and Board Charter

        The Corporate Governance Guidelines and Board Charter, a copy of which is attached as Appendix 1 to this Schedule G, are anticipated to promote the effective functioning of the Post-Merger board of directors and its committees, to promote the interests of the shareholders of the combined company and to ensure a common set of expectations concerning how the Post-Merger board of directors, its committees and management should perform their respective functions.

        The Corporate Governance Guidelines and Board Charter are anticipated to address: (a) the role of the Post-Merger board of directors and management; (b) the functions of the Post-Merger board of directors; (c) the selection of the Chief Executive Officer and the Chairman of the Post-Merger board of directors, and the role of the lead independent director; (d) the establishment of certain committees of the Post-Merger board of directors; (e) the selection of directors; (f) the qualifications of directors; (g) independence standards for directors; (h) the independence of the members of certain committees of the Post-Merger board of directors; (i) competitive interlocks to ensure compliance with all applicable United States federal antitrust laws; (j) the size of the Post-Merger board of directors; (k) director responsibilities; (l) meetings of non-management directors and the role of the presiding director; (m) the setting of agendas by the Post-Merger board of directors or any of its committees; (n) ethics and conflicts of interest; (o) compensation of directors; (p) self-evaluation; (q) succession planning; (r) access to independent advisors; (s) director orientation and education; and (t) the combined company's majority voting policy.

        The Corporate Governance Guidelines and Board Charter are anticipated to provide that when the Chairman is an affiliated director or otherwise not independent under applicable securities laws, a member of the combined company's management, or when the independent directors determine that it is in the best interests of the combined company, the independent directors will appoint from among themselves a lead independent director who will: (a) preside at all meetings of the Post-Merger board of directors at which the Chairman is not present; (b) preside over each meeting of non-management directors; (c) have the authority to call meetings of non-management directors; (d) help facilitate communication between the Chairman/Chief Executive Officer and the non-management directors; (e) advise with respect to the agenda of the Post-Merger board of directors; (f) ensure that the Post-Merger board of directors is able to function independently of management; (g) serve as the leader of the Post-Merger board of directors on matters of corporate governance; and (h) if requested by major shareholders, ensure his or her availability for direct communication. If the Chairman is an independent director, then the duties for the lead independent director described above shall be part of the duties of the Chairman.

        It is anticipated that Michael W. Harlan, the current lead independent director of Waste Connections, will be the initial lead independent director of the Post-Merger board of directors.

Post-Merger Audit Committee

        It is anticipated that the charter governing the Post-Merger Audit Committee, the text of which is included as Appendix 2 to this Schedule G, will include the provisions noted below.

        The Post-Merger Audit Committee will consist of at least three members of the Post-Merger board of directors, and such members will be required to satisfy all applicable independence, financial literacy, audit committee financial expert and other qualification requirements set forth under applicable securities laws and rules of the exchange(s) on which the common shares of the combined company are listed and posted for trading. The Post-Merger board of directors will annually confirm that the members of the Post-Merger Audit Committee satisfy all such requirements. Subject to compliance with NYSE rules, no member of the Post-Merger Audit Committee will be permitted to simultaneously serve on the audit committee of more than two other public companies. The Post-Merger Audit Committee will meet at least once during each fiscal quarter and more frequently as the Post-Merger Audit Committee deems desirable.

        The Post-Merger Audit Committee will: (a) oversee the integrity of: (i) the combined company's financial statements, financial reporting process, systems of internal accounting and financial controls and compliance with legal and regulatory requirements; (ii) the independent auditors' qualifications and independence; and (iii) the performance of the combined company's internal audit function and its independent auditors; and (b) be responsible for maintaining free and open communication among the Post-Merger Audit Committee, the directors, the independent auditors and management.

        At a minimum, the Post-Merger Audit Committee will, among other things: (a) be directly responsible for the appointment, termination, compensation and oversight of the independent auditors engaged to audit the combined company's financial statements; (b) approve all auditing engagements and all non-audit engagements of the combined company's independent auditors; (c) at least annually, evaluate the qualifications, performance and independence of the combined company's independent auditors, including an evaluation of the lead audit partner, and assure the regular rotation of the lead audit partner at the combined company's independent auditors and consider regular rotation of the accounting firm serving as the combined company's independent auditors; (d) set clear hiring policies for employees or former employees of the combined company's independent auditors that satisfy applicable securities laws; (e) review the scope of and plans for the respective audits and timely quarterly reviews for the current year and the procedures to be used by the combined company's independent auditors and financial management; (f) review the annual audit directly with the combined company's independent auditors and report the results of such annual audit to the Post-Merger board of directors; (g) at least annually, review the adequacy and effectiveness of the combined company's accounting and financial controls and elicit recommendations from the combined company's independent auditors and financial and accounting personnel for the improvement of such controls and procedures; (h) review related reports and analyses prepared by the combined company's independent auditors and management and review with such parties their judgments about the quality of accounting principles and the degree of aggressiveness or conservatism of the combined company's accounting principles and underlying estimates; (i) review reports received from regulators and legal, accounting and regulatory initiatives that may have a material effect on the combined company's financial statements or related compliance policies; (j) review the annual audited and quarterly financial statements with the combined company's independent auditors and management prior to filing such documents with applicable regulatory authorities; (k) periodically meet separately with management, with the personnel responsible for the combined company's internal audit functions and with the combined company's independent auditors to discuss issues and concerns; (l) establish procedures for the receipt, retention and treatment of complaints received by the combined company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns about questionable accounting or auditing matters; (m) review accounting and financial human resources and succession planning within the combined company; (n) discuss with the combined company's management and independent auditors the combined company's assessment of its major financial and other risk exposures and the steps management has taken to monitor, control and otherwise manage such exposures; (o) regularly report to the Post-Merger board of directors, including review of any issues that arise with respect to the quality or integrity of the combined company's financial statements, compliance with legal or regulatory requirements, performance and independence of the combined company's independent auditors or the performance of the internal audit function; (p) prepare the Post-Merger Audit Committee's report to be included in the combined company's annual report to shareholders and audited annual financial statements; (q) perform an annual performance self-evaluation of the Post-Merger Audit Committee; and (r) obtain the full approval of the Post-Merger board of directors of the charter governing the Post-Merger Audit Committee and review and reassess such charter at least annually and otherwise as conditions require.

        The Post-Merger Audit Committee will have the authority to delegate any of its responsibilities to single members of such committee or sub-committees as the Post-Merger Audit Committee deems appropriate in its sole discretion and as permitted by applicable law. The Post-Merger Audit Committee will be permitted to conduct or authorize investigations into any matters within the scope of the powers and responsibilities delegated to the Post-Merger Audit Committee. The fees and expenses of any independent counsel and accounting and other advisors engaged in connection with any such investigations will be subject to the approval of the chair of the Post-Merger Audit Committee and paid by the combined company.

Post-Merger Compensation Committee

        It is anticipated that the charter governing the Post-Merger Compensation Committee will include the provisions noted below.

        The Post-Merger board of directors will, on an annual basis, confirm as members of the Post-Merger Compensation Committee at least three members of the Post-Merger board of directors, each of whom will be required to qualify, among other things, as independent under applicable securities laws and rules of the exchange(s) on which the common shares of the combined company are listed and posted for trading. The Post-Merger Compensation Committee will meet on a regularly-scheduled basis at least once annually, and on such other occasions as its members may from time to time determine or as the Chief Executive Officer may request.

        The Post-Merger Compensation Committee will discharge the responsibilities of the Post-Merger board of directors relating to executive compensation and produce an annual report on executive compensation for inclusion in the combined company's applicable public disclosure. In carrying out the foregoing, the Post-Merger Compensation Committee will: (a) assist the Post-Merger board of directors in identifying and evaluating potential candidates for executive positions and oversee the development of executive succession plans; (b) annually review and approve the combined company's goals and objectives relevant to compensation for the Chief Executive Officer and, based upon an evaluation of the Chief Executive Officer's performance in light of such goals and objectives, set the Chief Executive Officer's annual compensation; (c) annually review and approve the evaluation process and compensation structure for the combined company's corporate officers and, based upon an evaluation of such corporate officers' performance, approve their annual compensation; (d) oversee management's decisions concerning the performance and compensation of the combined company's regional and division officers, and other employees, consultants and agents; (e) make recommendations to the Post-Merger board of directors concerning: (i) cash and equity-based compensation and benefits for non-management directors; and (ii) the combined company's incentive and equity based compensation plans; (f) approve the grant of restricted share units, options, warrants and other forms of incentive and equity-based compensation to officers, employees, agents and consultants of the combined company; (g) have authority, in its sole discretion, to retain or obtain the advice of, and terminate, a compensation consultant, legal counsel or other advisor, and be directly responsible for the appointment, determination of compensation and oversight of the work of any such compensation advisors retained thereby; (h) administer any loan or other extension of credit to any executive officer or director of the combined company that was already maintained by a predecessor to the combined company on July 30, 2002, and approve and administer any loan or extension of credit to such persons that is otherwise permitted by applicable laws and regulations; (i) approve and administer any loan to or other extension of credit to, any guarantee of any obligation of or other similar assistance to any non-executive officer or other employee of the combined company or any of its subsidiaries; (j) review executive compensation disclosure in accordance with applicable laws; (k) report its actions and any recommendations to the Post-Merger board of directors after each meeting; (l) perform an annual performance self-evaluation of the Post-Merger Compensation Committee; and (m) obtain the full approval of the Post-Merger board of directors of the charter governing the Post-Merger Compensation Committee and review and assess such charter at least annually and otherwise as conditions require.

        The Post-Merger Compensation Committee will have the authority to delegate any of its responsibilities to single members of such committee or sub-committees as the Post-Merger Compensation Committee deems appropriate in its sole discretion and as permitted by applicable law.

Post-Merger Nominating and Corporate Governance Committee

        It is anticipated that the charter governing the Post-Merger Nominating and Corporate Governance Committee will include the provisions summarized below.

        The Post-Merger board of directors will, on an annual basis, confirm as members of the Post-Merger Nominating and Corporate Governance Committee at least three members of the Post-Merger board of directors, each of whom will be required to qualify as independent under applicable securities laws and rules of the exchange(s) on which the common shares of the combined company are listed and posted for trading. The Post-Merger Nominating and Corporate Governance Committee will meet on at least once annually and more frequently as its members deem desirable or as the Chief Executive Officer or the combined company may request.

        The Post-Merger Nominating and Corporate Governance Committee will identify qualified individuals to become members of the Post-Merger board of directors, select or recommend to the Post-Merger board of directors director nominees for each meeting of shareholders at which one or more directors will be elected and for vacancies to be filled by the Post-Merger board of directors, and develop and recommend to the Post-Merger board of directors and assist the Post-Merger board of directors in implementing the combined company's corporate governance principles.

        In carrying out the foregoing, the Post-Merger Nominating and Corporate Governance Committee will: (a) at least annually, consider the appropriate size of the Post-Merger board of directors, with a view to facilitating effective decision-making; (b) lead the search for individuals qualified to become members of the Post-Merger board of directors and select or recommend director nominees; (c) appoint or recommend to the Post-Merger board of directors the persons to serve on each other committee of the Post-Merger board of directors; (d) develop and recommend to the Post-Merger board of directors for its approval, and review on an annual or more frequent basis, the Corporate Governance Guidelines and Board Charter and the Code of Conduct and Ethics; (e) subject to compliance with applicable laws and regulations, have the sole authority to waive provisions of the Code of Conduct and Ethics with respect to executive officers and directors; (f) review and evaluate, on an annual basis, the leadership structure of the Post-Merger board of directors in accordance with the Corporate Governance Guidelines and Board Charter; (g) develop and recommend to the Post-Merger board of directors an annual self-evaluation process for itself and its committees, and oversee such annual self-evaluations as well as the evaluation of the combined company's management; (h) have sole authority to retain and terminate any search firm engaged to assist in identify director candidates; (i) maintain regulator contract with the combined company's management without the presence in such meetings of other executive officers or non-independent directors; (j) have authority to retain outside counsel and any other advisors as the Post-Merger Nominating and Corporate Governance Committee deems appropriate in its sole discretion; (k) review and approve the participation by any officer or director on the board of directors of another for-profit company; (l) review and approve any material transaction between the combined company and any director or executive officer or entity affiliated with such person; (m) report its actions and recommendations to the Post-Merger board of directors after each committee meeting;

(n) perform an annual performance self-evaluation of the Post-Merger Nominating and Corporate Governance Committee; and (o) obtain the full approval of the Post-Merger board of directors of the charter governing the Post-Merger Nominating and Corporate Governance Committee and review and assess such charter at least annually and otherwise as conditions require.

        The Post-Merger Nominating and Corporate Governance Committee will have the authority to delegate any of its responsibilities to single members of such committee or sub-committees as the Post-Merger Nominating and Corporate Governance Committee deems appropriate in its sole discretion and as permitted by applicable law.

Position Descriptions

        It is anticipated that the Post-Merger board of directors will approve the following position descriptions, the expected terms of which are summarized below: (a) the Chief Executive Officer; (b) the Chairman of the Post-Merger board of directors; (c) the Lead Independent Director; (d) the Chairman of the Post-Merger Audit Committee; (e) the Chairman of the Post-Merger Compensation Committee; and (f) the Chairman of the Post-Merger Nominating and Corporate Governance Committee.

  •
  Chief Executive Officer — The Chief Executive Officer is expected to have overall business responsibility for the combined company, including responsibility for strategy and risk management, financial reporting and disclosure and compliance monitoring. The primary responsibilities of the Chief Executive Officer are expected to include: (a) providing overall leadership and vision in developing, in concert with the Post-Merger board of directors, the combined company's strategic direction and the tactics and business plans necessary to realize organizational objectives; and (b) managing the overall business of the combined company to ensure strategic and business plans are effectively implemented, the results are monitored and reported to the Post-Merger board of directors, and financial and operational objectives are obtained.

  •
  Chairman of the Post-Merger board of directors — The Chairman of the Post-Merger board of directors is expected to be responsible for facilitating interaction between the Post-Merger board of directors and management, working with and managing the Post-Merger board of directors, and managing relations with shareholders, other stakeholders and the public. The primary responsibilities of the Chairman of the Post-Merger board of directors are expected to be to ensure that the Post-Merger board of directors is organized properly, functions effectively, and meets its obligations and responsibilities in all aspects of its work, to ensure effective relations with directors, officers, securityholders, other stakeholders and the public. If the Chairman is an independent director, then the duties of the Lead Independent Director shall be part of the duties of the Chairman.

  •
  Lead Independent Director — The primary responsibility of the Lead Independent Director is expected to be to ensure that the Post-Merger board of directors acts independently of management of the combined company. In addition, the Lead Independent Director is expected to serve as the leader of the Post-Merger board of directors on matters of corporate governance, and it is anticipated that the Lead Independent Director will be expected to maintain frequent communication with the Chairman of the Post-Merger board of directors, the Chief Executive Officer, other directors and the corporate secretary of the combined company.

  •
  Chairman of the Post-Merger Audit Committee — The Chairman is expected to be responsible for: (a) coordinating the affairs of the Post-Merger Audit Committee; (b) acting as the main liaison between the Post-Merger Audit Committee and the Post-Merger board of directors; (c) providing independent, effective leadership to the Post-Merger Audit Committee, including with respect to matters related to: (i) committee governance; (ii) committee meetings; (iii) committee reporting; (iv) committee evaluation; (v) resource management; (vi) the retention, management, compensation and termination of independent advisors, including the external auditors; and (vii) managing relationships with the combined company's management; and (d) fostering ethical and responsible decision making by the Post-Merger Audit Committee and its individual members.

  •
  Chairman of the Post-Merger Compensation Committee — The Chairman is expected to be responsible for: (a) coordinating the affairs of the Post-Merger Compensation Committee; (b) acting as the main liaison between the Post-Merger Compensation Committee and the Post-Merger board of directors; (c) providing independent, effective leadership to the Post-Merger Compensation Committee, including with respect to matters related to: (i) committee governance; (ii) committee meetings; (iii) committee reporting; (iv) committee evaluation; (v) resource management; (vi) the retention, management, compensation and termination of independent advisors; and (vii) managing relationships with the combined company's management; and (d) fostering ethical and responsible decision making by the Post-Merger Compensation Committee and its individual members.

  •
  Chairman of the Post-Merger Nominating and Corporate Governance Committee — The Chairman is expected to be responsible for: (a) coordinating the affairs of the Post-Merger Nominating and Corporate Governance Committee; (b) acting as the main liaison between the Post-Merger Nominating and Corporate Governance Committee and the Post-Merger board of directors; (c) providing independent, effective leadership to the Post-Merger Nominating and Corporate Governance Committee, including with respect to matters related to: (i) committee governance; (ii) committee meetings; (iii) committee reporting; (iv) committee evaluation; (v) resource management; (vi) the retention, management, compensation and termination of independent advisors; (vii) director orientation and education programs for the Post-Merger board of directors; and (viii) managing relationships with the combined company's management; and (d) fostering ethical and responsible decision making by the Post-Merger Nominating and Corporate Governance Committee and its individual members.

Pro Forma Combined Consolidated Capitalization

        The following table sets forth the consolidated capitalization of the combined company as at December 31, 2015 on a pro forma basis after giving effect to the completion of the Merger. For detailed information on the total debt and share capitalization of Waste Connections and Progressive as at December 31, 2015, see Waste Connections' audited consolidated financial statements contained in its Annual Report on Form 10-K for the year ended December 31, 2015 and Progressive's audited financial statements for the year ended December 31, 2015, each of which are incorporated by reference into the Circular. See also "Unaudited Pro Forma Combined Financial Information" in Schedule H to the Circular. Following completion of the Merger, pursuant to the issuance of the Merger Consideration, and assuming the Consolidation is completed, as at the date of the Circular it is estimated that there will be an aggregate of approximately 175,431,017 common shares of the combined company outstanding on a non-diluted basis and approximately 177,195,367 outstanding on a fully-diluted basis (assuming all of the outstanding convertible securities of the combined company were converted as at the date of the Circular). If the Consolidation is not completed, as at the date of the Circular it is estimated that there will be an aggregate of approximately 364,342,680 common shares of the combined company outstanding on a non-diluted basis and approximately 368,006,957 outstanding on a fully-diluted basis (assuming all of the outstanding convertible securities of the combined company were converted as at the date of the Circular).

        The below data have been derived from, and should be read in conjunction with, the more detailed unaudited pro forma condensed combined financial information of the combined company included in Schedule H to the Circular and the accompanying notes to the unaudited pro forma condensed combined financial information. In addition, the unaudited pro forma condensed combined financial information was based on, and should be read in conjunction with, the historical consolidated financial statements and related notes of each of Progressive and Waste Connections for the applicable periods, each of which are incorporated by reference into the Circular.

	Historical
					Pro Forma
			Waste Connections
	Progressive				Adjustments		Combined
	(As at December 31, 2015 unless otherwise indicated) (In thousands of U.S. dollars and shares)
LIABILITIES
Current liabilities	$300,147		$378,274		$101,440		$779,861
Long-Term Debt	1,550,226		2,147,127		(3,062)		3,694,291
Landfill Closure and Post-Closure Costs	115,195		78,613		27,405		221,213
Deferred Income Taxes	129,970		452,493		302,728		885,191
Other Liabilities	20,474		73,507		(708)		93,273

TOTAL LIABILITIES	$2,116,012		$3,130,014		$427,803		$5,673,829
SHAREHOLDER EQUITY
Common Shares (Approximately)	109,316	(2)	122,794	(3)	56,680	(4)	175,431	(4)
Convertible Securities	1,287	(5)	990	(6)	513	(7)	1,764	(7)

TOTAL SHAREHOLDER'S EQUITY	$1,128,897		$1,991,784		$2,144,040		$5,264,721

TOTAL LIABILITIES AND SHAREHOLDER EQUITY	$3,244,909		$5,121,798		$2,571,843		$10,938,550

Notes:

(1)
Includes a $3,200,000 combined facility comprising a $1,562,000 revolving credit facility and a $1,637,500 term facility and Waste Connections' issued and outstanding notes as at December 31, 2015, assuming an additional $500,000 of Waste Connections notes, with varying maturities, were issued as at such date. See "Indebtedness of the Combined Company following the Merger" in this Schedule G.

(2)
As of the date of the Circular, without giving effect to the Consolidation. If the Consolidation were completed as of the date of the Circular, there would be 52,636 outstanding Progressive common shares as at such date.

(3)
As of the date of the Circular, assuming 77 Waste Connections PSUs have been accelerated as at such date. See "Interest of Management and Others in Material Transactions — Excise Tax Gross-Up; Acceleration of Certain Equity Awards" in Schedule F to the Circular.

(4)
Assuming the Merger and Consolidation were completed as of the date of the Circular and 77 Waste Connections PSUs were accelerated immediately prior thereto. See "Interest of Management and Others in Material Transactions — Excise Tax Gross-Up; Acceleration of Certain Equity Awards" in Schedule F to the Circular. If the Merger were completed as at the date of the Circular but the Consolidation was not, there would be 255,025 outstanding common shares of the combined company as at such date.

(5)
As of the date of the Circular, without giving effect to the Consolidation. If the Consolidation were completed as of the date of the Circular, there would be options exercisable for an aggregate of 476 Progressive common shares as at such date.

(6)
Comprising 1,137 combined company restricted stock unit awards and 149 combined company warrants as of the date of the Circular, and assuming 77 Waste Connections PSUs have been accelerated and 33 have been cancelled as at such date. See "Interest of Management and Others in Material Transactions — Excise Tax Gross-Up; Acceleration of Certain Equity Awards" in Schedule F to the Circular.

(7)
Comprising 476 options, 1,137 combined company restricted stock units and 149 combined company warrants, and assuming the Merger and Consolidation were completed as of the date of the Circular and 77 Waste Connections PSUs were accelerated and 33 were cancelled immediately prior thereto. See "Interest of Management and Others in Material Transactions — Excise Tax Gross-Up; Acceleration of Certain Equity Awards" in Schedule F to the Circular. If the Merger were completed as at the date of the Circular but the Consolidation was not, there would be convertible securities convertible into an aggregate of 3,664 common shares of the combined company outstanding as at such date, comprising 990 options, 2,363 restricted stock unit awards and 311 warrants.

Indebtedness of the Combined Company Following the Merger

        The indebtedness of the combined company following the Merger will be the indebtedness of Waste Connections and Progressive immediately preceding the Merger, except as described below.

Credit Facilities

        Waste Connections and Progressive currently expect that, in connection with the closing of the Merger, the combined company will enter into a new credit facility with Bank of America, N.A., as administrative agent, and certain other lenders (the "New Credit Facility"), which will provide for revolving advances up to an aggregate principal amount of $1.5625 billion at any one time outstanding and for a term loan in an aggregate principal amount of $1.6375 billion. The terms, conditions and covenants of the New Credit Facility are subject to the negotiation, execution and delivery of definitive credit documents. It is anticipated that, under the New Credit Facility, the combined company may borrow at an interest rate based upon the Base Rate, the Canadian Prime Rate, the London Interbank Offered Rate or the Canadian Dollar Offered Rate, each as to be defined under the New Credit Facility. In addition to other customary fees and recurring expenses charged to the combined company under the New Credit Facility the combined company will be required to pay an annual commitment fee in an amount ranging from 0.09% to 0.20% on the unused portion of the New Credit Facility. The New Credit Facility requires that the combined company meet the following financial covenants, in addition to other customary covenants:

  •
  a maximum Consolidated Total Funded Debt to Consolidated EBITDA (each as to be defined in the New Credit Facility) of 3.5x (subject to adjustments based upon certain events and the balance sheet of the combined company); and

  •
  a minimum rolling four-quarter Consolidated EBIT to Consolidated Total Interest Expense (each as to be defined in the New Credit Facility) of 2.75x.

        The New Credit Facility will mature on the earlier of the date that is five years from the date of closing of the New Credit Facility, and July 31, 2021.

        Simultaneously with the execution and delivery of the New Credit Facility, all existing indebtedness under the existing credit facilities of Waste Connections and Progressive will be repaid, and such facilities terminated. As of April 12, 2016, the amount of indebtedness outstanding under the existing Waste Connections credit facility was approximately $1.199 billion, exclusive of outstanding standby letters of credit of approximately $78.4 million, and the amount of indebtedness outstanding under the existing Progressive credit facility was approximately $1.529 billion, exclusive of outstanding standby letters of credit of approximately $186.0 million.

Notes

        It is anticipated that the combined company will, pursuant to an amendment to a master note purchase agreement among Waste Connections and certain accredited institutional investors dated July 15, 2008 (as amended and supplemented prior to the date hereof, the "Current Master Note Purchase Agreement") and certain related documents, assume an updated version of the Current Master Note Purchase Agreement and the debt obligations of Waste Connections evidenced by the $825 million aggregate principal amount of notes currently outstanding. In addition, Waste Connections and Progressive currently expect that, in connection with the closing of the Merger, the combined company will enter into a new master note purchase agreement with certain institutional accredited investors pursuant to which it will issue approximately $500 million of notes. Accordingly, it is anticipated that, on the date of closing of the Merger, the combined company will have $1.325 billion aggregate principal amount of notes outstanding.

        Closing of the Merger is not subject to any debt financing condition or contingency.

Material Contracts

        The material contracts of the combined company following the Merger will be the material contracts of Waste Connections and Progressive immediately preceding the Merger, as amended or superseded, as applicable, by the new master note purchase agreement and the amendment and certain other documents related to the combined company's assumption of an updated version of the Current Master Note Purchase Agreement, each as described in the preceding section entitled "Notes", and by the New Credit Facility. For a list of Waste Connections' material contracts, see "Material Contracts" in Schedule F to the Circular. For a list of Progressive's material contracts, see the section entitled "Material Contracts" in the annual information form of Progressive dated March 2, 2016 for the year ended December 31, 2015, which is incorporated by reference into the Circular.

Risk Factors

        Details concerning risk factors in respect of the combined company can be found under the heading "Risk Factors" in the Circular, in Waste Connections' Form 10-K for the year ended December 31, 2015 and in the annual information form of Progressive dated March 2, 2016 for the year ended December 31, 2015, all of which are incorporated by reference into the Circular.

Unaudited Pro Forma Historical Financial Data and Comparative Historical and Unaudited Pro Forma Per Share Financial Data

        For information concerning selected unaudited pro forma combined financial data of Progressive and Waste Connections and for certain historical, pro forma and pro forma equivalent per share financial information for Progressive common shares and Waste Connections common stock, see "Selected Unaudited Pro Forma Financial Data" and "Comparative Historical And Unaudited Pro Forma Per Share Financial Data", respectively, in the Circular.

        The selected pro forma data have been derived from, and should be read in conjunction with, the more detailed unaudited pro forma condensed combined financial information of the combined company attached as Schedule H to this Circular. See Schedule H to this Circular.

APPENDIX 1 TO SCHEDULE G

WASTE CONNECTIONS, INC.

CORPORATE GOVERNANCE GUIDELINES AND BOARD CHARTER

•, 2016

        The Board of Directors (the "Board") of Waste Connections, Inc., an Ontario corporation (the "Company"), acting on the recommendation of the Nominating and Corporate Governance Committee, has adopted these Corporate Governance Guidelines and Board Charter to promote the effective functioning of the Board and its Committees, to promote the interests of the Company as a whole and to ensure a common set of expectations concerning how the Board, its Committees and management should perform their respective functions.

        In these Corporate Governance Guidelines and Board Charter, "applicable securities laws" refer to: (a) the United Stated Securities Act of 1933, the United States Securities and Exchange Act of 1934 and any rules or regulations thereunder and any applicable state securities laws; (b) the Securities Act (Ontario) and the equivalent thereof in each province and territory of Canada in which the Company is a "reporting issuer" or the equivalent thereof, together with the regulations, rules and blanket orders of the securities commission or similar regulatory authority in each of such jurisdictions; and (c) the rules of the New York Stock Exchange and the Toronto Stock Exchange, to the extent that any securities of the Company are listed on such exchange.

        1.    Role of the Board and Management.    The Company's business is conducted by its employees, managers and officers, under the direction of the Chief Executive Officer and the oversight of the Board, to enhance the long-term value of the Company for its shareholders. The Board is elected by the shareholders to oversee management and to act in the best interests of the Company as a whole. Both the Board and management recognize that the long-term interests of the Company and shareholders are advanced by responsibly addressing the concerns of other stakeholders and interested parties, including employees, recruits, customers, suppliers, communities in which the Company operates, government officials and the public at large.

        2.    Functions of the Board.    The Board has five scheduled meetings each year, at which it reviews and discusses reports by management on the Company's performance, business and prospects, as well as immediate issues facing the Company, and reviews and approves, as applicable, the annual and interim financial statements of the Company.

        3.    Selection of Chairman of the Board and Chief Executive Officer.    The Board shall select its Chairman and the Company's Chief Executive Officer in any way it considers to be in the best interests of the Company. The Board has determined that the Company is best served by having Ronald J. Mittelstaedt, the Company's current Chief Executive Officer, also serve as Chairman of the Board.

        In the event that Mr. Mittelstaedt no longer serves as both Chairman and Chief Executive Officer, it is the Board's policy that the positions of Chairman and Chief Executive Officer be held by separate persons, and that in such instance the position of Chairman be held by an individual that is "independent" under applicable securities laws.

        When the Chairman is an affiliated director or otherwise not independent under applicable securities laws, a member of the Company's management, or when the independent directors determine that it is in the best interests of the Company, the independent directors will appoint from among themselves a Lead Independent Director. The Lead Independent Director will: (a) preside at all meetings of the Board at which the Chairman is not present, (b) preside over each meeting of non-management directors, (c) have the authority to call meetings of non-management directors, (d) help facilitate communication between the Chairman/CEO and the non-management directors, (e) advise with respect to the Board's agenda, (f) ensure that the Board is able to function independently of management; (g) serve as the leader of the Board on matters of corporate governance; and (h) if requested by major shareholders, ensure his or her availability for direct communication. If the Chairman is an independent director, then the duties for the Lead Independent Director described above shall be part of the duties of the Chairman.

        4.    Board Committees.    The Board has established the following Committees to assist it in discharging its responsibilities: (a) Audit; (b) Compensation; (c) Nominating and Corporate Governance; (d) Executive; and

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(e) Special Equity Award. The current charters of the Audit, Compensation and Nominating and Corporate Governance Committees are published on the Company's website and will be mailed to shareholders on written request. Members of each of these Committees (including the Committee Chairs) are appointed by the Board and may be removed by the Board in its discretion. The Committee Chairs report the highlights of their meetings to the Board following each meeting of their respective Committees. The Committees may hold meetings in conjunction with the Board.

        Each of the members of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee will be independent under applicable securities laws.

        5.    Selection of Directors.    The Board's Nominating and Corporate Governance Committee shall be responsible for identifying qualified individuals to become Board members and selecting or recommending to the Board director nominees for each meeting of the shareholders at which one or more directors will be elected and for vacancies the Board chooses to fill.

        6.    Qualifications of Directors.    Directors must have the highest personal and professional ethics, integrity and values. They must be committed to representing the best interests of the Company. They must have an objective perspective, practical wisdom, mature judgment and expertise, skills and knowledge useful to the oversight of the Company's business. The Company's goal is a Board that represents diverse experiences at policy-making levels in business and other areas relevant to the Company's activities, while encouraging a diversity of backgrounds, including with respect to gender, among the Company's Board members.

        Directors should be committed to serving on the Board for an extended period. Directors should offer their resignation if there is any significant, detrimental change in their personal or professional circumstances, including a change in their principal job responsibilities.

        Each director should be sufficiently familiar with the business of the Company to ensure active participation in the deliberations of the Board and each Committee on which the director serves. On request, management will make appropriate personnel available to answer any questions a director may have about any aspect of the Company's business. All directors shall be free to contact the Chief Executive Officer at any time to discuss any aspect of the Company's business, and shall have complete access to other employees of the Company.

        The Company values the experience directors bring from other boards on which they serve and other activities in which they participate, but recognizes that these boards and activities may present demands on a director's time and availability. Therefore, directors who also serve as chief executive officers or in equivalent positions at any company should not serve on more than two Boards of public companies in addition to the Company's Board, and other directors should not serve on more than four other Boards of public companies in addition to the Company's Board.

        The Company does not believe that arbitrary term limits on director's service are appropriate, nor does it believe that directors should expect to be re-nominated at the end of each term until they retire. The Board's self-evaluation process described below is an important factor in determining a Board member's tenure.

        7.    Independence Standards.    A majority of the Board must be independent, within the meaning of: (a) Section 1.4 of National Instrument 52-110 of the Canadian Securities Administrators; and (b) Section 303A.02 of the Listed Company Manual of the New York Stock Exchange, in each case as such rules may be amended or replaced. For a director to be considered independent, the Board must determine that the director has no material relationship with the Company, provided that the direct or indirect ownership of any amount of the Company's shares will not be deemed to constitute a material relationship.

        The Board will review all relationships to assess whether any of them is a material relationship so as to impair that director's independence. The Board will review annually whether its members satisfy applicable independence tests before any member stands for re-election to the Board.

        The Company will not make any personal loans or extend credit to any director or officer, other than those expressly permitted under applicable laws. All such arrangements must be approved in advance and administered by the Compensation Committee. No independent director or his or her immediate family member may provide personal services to the Company for compensation, other than as permitted under applicable securities laws.

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        8.    Independence of Committee Members.    In addition to the general requirements for independent Board members described above, members of the Audit Committee must also satisfy the additional independence requirements of: (a) National Instrument 52-110 of the Canadian Securities Administrators; (b) the rules of the New York Stock Exchange; and (c) Rule 10A-3 of the Securities Exchange Act of 1934, which, among other things, prohibit a member of the Audit Committee (other than in his capacity as a member of the Audit Committee, the Board or any other committee of the Board) from receiving any compensatory fees from or being an affiliated person of the Company or any of its subsidiaries. The Board will also apply this additional requirement, as well as any additional requirements mandated by applicable securities laws, to members of the Compensation and Nominating and Corporate Governance Committees. Additionally, members of the Compensation Committee must qualify as "outside directors" under Section 162(m) of the Internal Revenue Code of 1986, as amended, and the regulations and interpretations promulgated thereunder.

        9.    Competitive Interlocks.    In accordance with United States federal antitrust laws, no director may serve on the Board of any company that competes with the Company, if either company derives a statutorily specified amount of revenues from providing services that both companies offer in markets in which both companies are active. To facilitate compliance with these laws, all directors must (a) inform the Company of all companies that they serve as directors, (b) inform the Company before joining any other board and obtain the approval of the Nominating and Corporate Governance Committee before joining any other for-profit board and (c) carefully monitor the activities of companies in which they participate to anticipate interlocks.

        10.    Size of the Board.    Subject to the articles of the Company, the Board determines the number of directors. The Board believes that, given the size of the Company, seven is an appropriate number of directors.

        11.    Director Responsibilities.    Directors must perform the roles and functions described in these guidelines and the charters of all Committees on which they serve. They must devote sufficient time and resources to carry out their duties and responsibilities effectively. They must make every effort to attend each meeting of the Board and all Committees on which they serve, and they must review all materials distributed to them in advance of each such meeting. Attendance by telephone, electronic or other communication facilities as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously may be used to facilitate a director's attendance. Directors must comply with all applicable laws, including the applicable securities laws and, with respect to their activities relating to the Company, the Business Corporations Act (Ontario) (the "OBCA").

        12.    Meetings of Non-Management Directors; Presiding Director.    At each regularly scheduled meeting of the Board, the non-management directors shall also meet separately, without management present. The Lead Independent Director will preside at such meetings. The non-management directors may also meet without management present at other times as determined by the Lead Independent Director. The non-management directors include all directors who are not management employees of the Company, whether or not they are "independent," as defined in these Guidelines. If the Chairman is an independent director, then the duties for the Lead Independent Director described above shall be part of the duties of the Chairman.

        13.    Agendas.    The agenda for each Board meeting shall be established by the Chairman and Chief Executive Officer. Any Board member may suggest the inclusion of additional subjects on the agenda. The agenda for each Committee shall be established by the Chairman of each Committee, in consultation with appropriate members of the Committee, advisors and management.

        Unless a Committee expressly determines otherwise, the agenda, materials and minutes for each Committee meeting shall be available to all directors, and all directors shall be free to attend any Committee meeting, except that management directors may not participate in meetings of the Board or its Committees that are held in executive session. All directors, whether or not members of the Committee, shall be free to make suggestions to a Committee Chairman for additions to the agenda of the Chairman's Committee or to request that an item from a Committee agenda be considered by the Board.

        14.    Ethics and Conflicts of Interest.    The Board expects the Company's directors, officers and employees to act ethically at all times and to adhere to the Company's Code of Conduct and Ethics. The Nominating and Corporate Governance Committee will resolve all conflicts of interest involving any officer or director; however, if a conflict involves a member of the Nominating and Corporate Governance Committee, and there are not at least two

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other members of that Committee who are not involved in the conflict, then the Board will resolve that conflict. Directors must promptly disclose actual or potential conflicts of interest to the Nominating and Corporate Governance Committee and to the Board as required by the OBCA. Such disclosure must be made prior to any Board meeting at which transactions or issues relating to the actual or potential conflict will be addressed. If a significant conflict exists that cannot be resolved, the director must resign. All directors must recuse themselves from any discussion or decision affecting their personal, business or professional interests, or otherwise as required by the OBCA.

        15.    Compensation of Board.    The Compensation Committee is responsible for recommending to the Board the compensation and benefits for non-management directors. The Committee will be guided by three principles: (a) the compensation should fairly pay non-management directors for the work required in light of the Company's size and scope; (b) compensation should align the directors' interests with the long-term best interests of the Company; and (c) the structure of the compensation should be simple, transparent and easy for shareholders to understand. At the end of each year, the Compensation Committee will review non-management director compensation and benefits.

        16.    Self-Evaluation.    The Board and each Committee will perform an annual self-evaluation. Annually, the directors will be asked to provide their assessments of the effectiveness of the Board and the Committees on which they serve. Such assessments will address, at a minimum, the effectiveness and adequacy of meetings of the Board and its Committees, the adequacy and timeliness of information provided to the Board by the Company's management, the diversity of experience of individual directors and the contributions of each director.

        17.    Succession Plan.    The Board will approve and maintain a succession plan for the chief executive officer and other senior executives, based on recommendations from the Compensation Committee. Such plan will include policies and principles for selecting and evaluating a new chief executive officer in the event of an emergency or retirement of the chief executive officer.

        18.    Access to Independent Advisors.    The Board and its Committees have the authority at any time to retain independent outside financial, legal or other advisors.

        19.    Director Orientation and Education.    The General Counsel and the Chief Financial Officer will provide an orientation for new directors, and periodically provide materials or briefing sessions for all directors on subjects relevant to their discharge of their duties. Each new director, within six months of election to the Board, will spend a day at the Company's corporate headquarters for a personal briefing by senior management about the director's legal and ethical responsibilities; the Company's strategic plans, principal operating risks and financial statements; the material factors that affect the Company's performance; the operation, significance and effects of incentive compensation programs and related party transactions; and other key policies and practices.

        20.    Majority Voting Policy.    Each director of the Company must be elected by a majority of the votes cast with respect to his or her election, other than at a meeting of shareholders at which the number of directors nominated for election is greater than the number of seats available on the Board (a "Contested Election").

        The forms of proxy circulated in connection with a meeting of the Company's shareholders that is not a Contested Election shall provide the Company's shareholders with the ability to vote in favour of, or to withhold from voting for, each director nominee. In the event one or more incumbent directors fails to receive the affirmative vote of a majority of the votes cast with respect to his or her election at a meeting of shareholders that is not a Contested Election (each, a "Subject Director"), the Subject Director must immediately tender his or her resignation to the Board.

        Following the receipt of a resignation from a Subject Director, either (i) the Nominating and Corporate Governance Committee of the Board or (ii) if one or more of the members of the Nominating and Corporate Governance Committee is a Subject Director or the Board determines that any decision to be made with respect to a Subject Director should be made by a committee of the Board other than the Nominating and Corporate Governance Committee, a committee consisting solely of Independent Directors (as defined below) who are not Subject Directors (the committee described in clause (i) or (ii) of this sentence, the "Committee"), will make a determination as to whether to recommend that the Board accept or reject any resignation of a Subject Director. The Committee would be expected to recommend that the Board accept the resignation of a Subject Director

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absent exceptional circumstances. As used herein, the term "Independent Director" means a director who complies with the "independent director" requirements set forth in Section 7.

        The Board will make a determination, having considered the recommendation of the Committee, as to whether to accept or reject any resignation of a Subject Director within ninety (90) days from the date of the relevant shareholders' meeting and shall notify the Subject Director of its decision. A Subject Director will not participate in any meeting of the Board, the Committee or any other committee of the Board at which the Subject Director's resignation is considered.

        The Board shall accept the resignation of a Subject Director absent exceptional circumstances and the resignation shall be effective when accepted by the Board. The Company shall promptly issue a news release with the Board's decision, a copy of which must be provided to any exchange on which the Company's securities are listed and filed with the Canadian securities commission or similar regulatory authority in each province and territory of Canada in which the Company is a "reporting issuer" or the equivalent thereof and the United States Securities and Exchange Commission. If the Board determines not to accept the resignation of a Subject Director, the news release must fully state the reasons for the Board's decision.

        In considering the resignation of a Subject Director, the Board may consider all factors it considers relevant, including (i) the reasons that it believes are the reasons a majority of the votes cast at the meeting were voted "against" the Subject Director's election, (ii) whether the underlying cause or causes of the "against" votes are curable, (iii) the factors, if any, set forth in these Corporate Governance Guidelines and Board Charter or other policies that are to be considered by the Nominating and Corporate Governance Committee in evaluating potential candidates for the Board as such criteria relate to each Subject Director, (iv) the length of service of each Subject Director, (v) each Subject Director's contributions to the Company, (vi) whether acceptance of any resignation would lead to a "change of control" of the Company as determined pursuant to any Company financing or other material agreement, (vii) whether acceptance of any resignation would lead to a default under any material agreement to which the Company or any of its subsidiaries is a party or otherwise bound, or to the Company's failure to comply with any applicable rule or regulation (including applicable securities laws), and (viii) whether acceptance of the resignation would cause the Company not to be in compliance with the requirements of the OBCA concerning the Company having a minimum number of directors who are Canadian residents.

        In the event that any Subject Director does not tender his or her resignation in accordance with this Policy, he or she will not be re-nominated by the Board or the Company for re-election.

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APPENDIX 2 TO SCHEDULE G

POST-MERGER AUDIT COMMITTEE CHARTER

Waste Connections, Inc.
Audit Committee Charter
•, 2016

Organization

        The Audit Committee of the Board of Directors (the "Board") of Waste Connections, Inc., an Ontario corporation (the "Company") will consist of at least three members of the Board, all of whom are independent under applicable securities laws (as such term is defined in the Company's Corporate Governance Guidelines and Board Charter).

        All Audit Committee members must be financially literate as determined by the Board in its business judgment and satisfy all other requirements of applicable securities laws regarding audit committee members. At least one member must be an "audit committee financial expert", as defined by SEC regulations.

        No Committee member may simultaneously serve on the audit committee of more than two other public companies, unless the Board determines that such simultaneous service would not impair the ability of the member to effectively serve on the Committee and this determination is disclosed in accordance with New York Stock Exchange rules.

        The Board will annually confirm that the members of the Audit Committee satisfy all applicable independence, financial literacy, audit committee financial expert and other qualification requirements.

        Members of the Audit Committee (including the Chairman of the Committee) are appointed by the Board and may be removed by the Board in its discretion.

Statement of Purpose

        The Audit Committee provides assistance to the directors in fulfilling their responsibility to the Company's shareholders, potential shareholders, the investment community and others to oversee the integrity of the Company's financial statements; the financial reporting process; the Company's systems of internal accounting and financial controls; the Company's compliance with legal and regulatory requirements; the independent auditors' qualifications and independence; and the performance of the Company's internal audit function and independent auditors. In carrying out this purpose, it is the Audit Committee's responsibility to maintain free and open communication among the Committee, the directors, the independent auditors and the Company's management.

        The Audit Committee is authorized to investigate any matter brought to its attention, with full access to all books, records, facilities and personnel of the Company and the authority to engage independent counsel and accounting and other advisors as it determines necessary to carry out its duties. The fees and expenses of such independent counsel and accounting and other advisors will be subject to the approval of the Chairman of the Committee and paid by the Company.

Responsibilities

        The Audit Committee policies and procedures should remain flexible, to allow it to react to changing conditions and to ensure to the directors and shareholders that the corporate accounting and reporting practices of the Company are in accordance with all requirements and are of the highest quality.

        However, at a minimum, the Audit Committee will:

  •
  Be directly responsible for the appointment (and request for shareholder approval of the appointment, as applicable), termination, compensation and oversight of the independent auditors engaged to audit the financial statements of the Company and its divisions and subsidiaries, including resolution of disagreements between management and the independent auditors regarding financial reporting issues. The Audit Committee has the sole authority to approve all auditing engagements and all non-audit engagements of the independent auditors, will approve all such services before they are rendered, and will

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    disclose its approval of non-audit services to the Company's shareholders to the extent required by applicable securities laws and/or by the regulations of the New York Stock Exchange or the Toronto Stock Exchange. The terms of the engagement of the independent auditors will require that the audit firm report directly to the Audit Committee. The Committee may delegate a single member of the committee to pre-approve non-audit services, in which case each such pre-approval will be presented to the full Committee at its next meeting.

  •
  At least annually, obtain and review a report from the Company's independent auditors that describes the audit firm's internal quality-control procedures, any material issues raised by the most recent internal quality-control review, peer review or Public Company Accounting Oversight Board ("PCAOB") review or inspection of the audit firm, or by any inquiry or investigation by governmental or professional authorities within the past five years regarding any audits carried out by the audit firm, and corrective measures taken, and all relationships between the audit firm and the Company. Review with the independent auditors the nature and scope of any disclosed relationships or professional services and take, or recommend to the Board, appropriate action to ensure the continuing independence of the auditors.

  •
  At least annually, evaluate the qualifications, performance and independence of the Company's independent auditors, including an evaluation of the lead audit partner, and assure the regular rotation of the lead audit partner at the Company's independent auditors and consider regular rotation of the accounting firm serving as the Company's independent auditors.

  •
  Set clear Company hiring policies for employees or former employees of the Company's independent auditors that satisfy applicable securities laws.

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  Meet with the independent auditors and financial management of the Company (including the Company's internal audit staff) to review the scope of and plans for their respective audits and timely quarterly reviews for the current year and the procedures to be used, including compensation and the adequacy of staffing.

  •
  At the conclusion of each annual audit, review the audit directly with the independent auditors, including any problems, difficulties, comments or recommendations of the independent auditors, and management's response.

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  Report the results of the annual audit to the Board. If requested by the Board, invite the independent auditors to attend the Board meeting to assist in reporting the results of the annual audit or to answer other directors' questions (alternatively, the other directors, particularly the other independent directors, may be invited to attend the Audit Committee meeting during which the results of the annual audit are reviewed).

  •
  At least annually, review with the independent auditors and the Company's financial and accounting personnel the adequacy and effectiveness of the accounting and financial controls of the Company, including the responsibilities, budget and staffing of the Company's internal audit function, procedures to assess, monitor and manage business risks, and legal and ethical compliance programs. Elicit recommendations for the improvement of such controls and procedures and particular areas where new or more detailed controls or procedures are desirable.

  •
  Review reports and analyses prepared by the Company's management and the independent auditors about the Company's critical accounting policies and practices, significant financial reporting issues and judgments made in preparation of the financial statements, alternative treatments of financial information within generally accepted accounting principles that the auditors have discussed with management and the ramifications of using those alternatives, material written communications between the independent auditors and management (such as any management letter or schedule of unadjusted differences), and significant changes in the Company's selection or application of accounting principles. Review any off-balance sheet structures that may have a material effect on the Company's financial statements or related compliance policies. Review with the Company's management and the independent auditors their judgments about the quality, not just the acceptability, of accounting principles and the degree of aggressiveness or conservatism of the Company's accounting principles and underlying estimates.

  •
  Review reports received from regulators and legal, accounting and regulatory initiatives that may have a material effect on the Company's financial statements or related compliance policies.

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  •
  Review the annual audited and quarterly financial statements (including disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations") with the Company's management and the independent auditors before they are filed with the Canadian securities regulatory authorities and the SEC (and before their inclusion in a press release, if possible). Discuss the results of these reviews and any other matters communicated to the Committee by the independent auditors. The Chairman of the Committee may represent the full Committee for purposes of these reviews and discussions.

  •
  Discuss earnings press releases (paying particular attention to any non-GAAP information) and financial information and earnings guidance provided to analysts and rating agencies. The Chairman of the Committee may represent the full Committee for this purpose.

  •
  Periodically meet separately with the Company's management, with the personnel responsible for the Company's internal audit functions and with the independent auditors to discuss issues and concerns. Among the items to be discussed in the separate meetings with the independent auditors are the independent auditors' evaluation of the Company's financial, accounting and auditing personnel.

  •
  Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns about questionable accounting or auditing matters.

  •
  Review accounting and financial human resources and succession planning within the Company.

  •
  Discuss with the Company's management and independent auditors the Company's assessment of its major financial and other risk exposures and the steps management has taken to monitor, control and otherwise manage such exposures.

  •
  Discuss with the independent auditors the Audit Committee's understanding of the Company's relationships and transactions with related parties that are significant to the Company, and revise and discuss with the independent auditors the independent auditors' evaluation of the Company's identification of, accounting for, and disclosure of its relationships and transactions with related parties.

  •
  Discuss with the independent auditors the matters required to be discussed by the PCAOB Auditing Standards No. 16, Communications with Audit Committees, and any other matters required to be discussed under applicable accounting standards of the PCAOB, as then in effect.

  •
  Have the authority to delegate any of its responsibilities to single members of the Committee or sub-committees, as the Committee deems appropriate in its sole discretion.

  •
  Submit the minutes of all meetings of the Audit Committee to, or discuss the matters discussed at each committee meeting with, the Board. Regularly report to the Board, including review of any issues that arise with respect to the quality or integrity of the Company's financial statements, compliance with legal or regulatory requirements, performance and independence of the Company's independent auditors or the performance of the internal audit function.

  •
  Prepare the Audit Committee's report to be included in the Company's annual report to shareholders and audited annual financial statements. Include a copy of this Charter in the Company's public filings as required by applicable securities laws.

  •
  Perform an annual performance self-evaluation of the Audit Committee.

  •
  Obtain the Board's approval of this Charter and review and reassess this Charter at least annually and otherwise as conditions require.

        While the Audit Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Audit Committee to plan or conduct external audits, which is the responsibility of the independent auditor, or to determine that the Company's financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles and applicable rules and regulations, which are the responsibilities of management.

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Meetings and Procedures

        The Committee shall meet at least once during each fiscal quarter and more frequently as the Committee deems desirable. The Committee shall meet separately, periodically, with the Company's management, with the Company's internal auditor (if any) and with the Company's independent auditor.

        The Committee may, at its discretion, include in its meetings members of the Company's management, representatives of the Company's independent auditor, the Company's internal auditor (if any), any other financial personnel employed or retained by the Company or any other persons whose presence the Committee believes to be necessary or appropriate. Notwithstanding the foregoing, the Committee may also exclude from its meetings any persons it deems appropriate, other than any non-management director who satisfies applicable independence criteria.

        The Committee may conduct or authorize investigations into any matters within the scope of the powers and responsibilities delegated to the Committee.

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SCHEDULE H
UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

(All amounts are in thousands of U.S. dollars unless otherwise stated. All share amounts and share totals are expressed in thousands of shares unless otherwise stated)

        The accompanying unaudited pro forma condensed combined financial information (referred to in this section as "financial statements") has been prepared by management of Progressive and reviewed by management of Waste Connections. These financial statements have been prepared for inclusion in this Circular to be delivered to holders of Progressive common shares, reflecting the Merger as further described below.

        For purposes of presenting these financial statements, Waste Connections has been identified as the acquirer for accounting purposes and the acquisition method of accounting has been applied. Identifying the acquirer requires various considerations including the relative voting rights post-closing, the size of minority voting interests and the composition of the board of directors and senior management. Based on these considerations, former Waste Connections stockholders will hold a majority of the post-closing voting rights of the combined company and both the post-closing composition of the board of directors and senior management are most closely aligned with Waste Connections.

        The financial statements have been prepared in accordance with U.S. GAAP. The accompanying unaudited pro forma condensed combined statement of operations gives effect to the Merger as if the Merger was effective January 1, 2015 for the fiscal year ended December 31, 2015. The unaudited pro forma condensed combined balance sheet has been prepared as if the Merger occurred on December 31, 2015.

        The historical results of operations have been adjusted to give pro forma effect to events that are (i) directly attributable to the Merger, (ii) factually supportable and (iii) expected to have a continuing impact on the results of the combined company. The pro forma financial information for the periods presented was based on the historical results of Progressive and Waste Connections as outlined below:

  •
  Audited consolidated financial statements of Progressive as of and for the year ended December 31, 2015.

  •
  Audited consolidated financial statements of Waste Connections as of and for the year ended December 31, 2015.

  •
  Various adjustments and assumptions considered necessary to give pro forma effect to the Merger.

        These financial statements are not indicative of the financial position and results of operations that would have occurred had the transaction been in effect on the dates presented herein or of the financial position or operating results which may be realized in the future. In addition, these financial statements do not purport to project the future financial or operating results of the combined company. There were no material transactions between Progressive and Waste Connections during the periods presented that require elimination.

        In preparing these financial statements, no adjustments were made to reflect the pro forma effects of acquisitions completed by Progressive or Waste Connections during the year ended December 31, 2015, as these acquisitions were not considered significant, individually and in the aggregate. In addition, no adjustments were made to reflect operating synergies or selling, general and administration costs or savings that may be incurred by, or would accrue to, the combined company. The statement of operations does not reflect material non-recurring charges and the related tax effects which directly result from this transaction. These amounts are reflected as a charge to retained (deficit) earnings and an increase in current liabilities. However, certain non-recurring charges, which could be material, and related tax effects, will be included in the actual statement of operations of the combined company post-closing.

        These financial statements have been prepared for illustrative purposes only and their preparation requires management of Progressive to make estimates and assumptions that affect the reported amounts of pro forma assets and liabilities at the balance sheet date and the reported amounts of pro forma revenues and expenses for the period presented. Actual results may differ materially from these estimates. Accordingly, the pro forma adjustments are preliminary and have been made solely for the purpose of preparing these financial statements. Certain historical financial statement presentation for Progressive has been reclassified to conform to Waste Connections' presentation.

        On January 18, 2016, Progressive, Merger Sub and Waste Connections entered into the Merger Agreement. On the terms and subject to the conditions of the Merger Agreement, Merger Sub will merge with and into Waste Connections, with Waste Connections surviving the Merger as a wholly-owned subsidiary of Progressive.

        On consummation of the Merger, each share of Waste Connections common stock issued and outstanding immediately prior to the Merger will be converted into the right to receive 2.076843 common shares of Progressive. Subject to the approval of the Progressive shareholders, following the Merger Progressive expects to immediately implement the Consolidation on the basis of 0.4815 of a common share on a post-Consolidation basis for each one (1) common share outstanding on a pre-Consolidation basis. If the Consolidation is approved by the Progressive shareholders, Waste Connections stockholders will receive one post-Consolidation common share of Progressive for each share of Waste Connections common stock, resulting in approximately 175 million combined shares outstanding post-Merger. The Merger is not conditioned on the approval of the Consolidation. In the event that the Merger is consummated but the Progressive shareholder approval of the Consolidation is not obtained, Waste Connections stockholders will receive 2.076843 Progressive common shares for each share of Waste Connections common stock as a result of the Merger and the number of Progressive common shares held by Progressive shareholders will remain unchanged.

        Immediately following the Consolidation (or, if the Consolidation is not approved by the Progressive shareholders, immediately following the Merger), Progressive will amalgamate with a new, wholly-owned Ontario subsidiary of Progressive with the resulting combined company assuming the name "Waste Connections, Inc." Upon the completion of the Merger, regardless of whether or not the Consolidation occurs, Waste Connections' former stockholders will own approximately 70% and the pre-Merger Progressive shareholders will own approximately 30%, respectively, of the resulting combined company.

        As part of the Merger, Progressive will also assume each Waste Connections stock-based award that is outstanding immediately prior to the completion of the Merger, on the basis that such Waste Connections stock-based award entitles its holder to receive Progressive common shares in lieu of Waste Connections common stock (adjusted in accordance with the Exchange Ratio and, if applicable, the Consolidation). Applying modification accounting to these awards results in no incremental fair value since Waste Connections is the accounting acquirer requiring no additional expense to be recorded in the post-combination period.

        The financial statements have been prepared applying the following significant assumptions:

  •
  Each Progressive common share issued and outstanding is exchanged for a common share of the combined company applying the exchange ratio of 0.4815. Issued and outstanding common shares of Progressive total 109,303,356 and represent 52,390,400 common shares of the combined company after giving effect to the Consolidation, assuming that the Consolidation is approved.

  •
  Each Progressive stock award that is a stock option to purchase shares of the combined company's common shares, post-Merger, whether vested or not then vested or exercisable, shall be assumed by the combined company at an exchange ratio of 0.4815. Outstanding stock options at December 31, 2015 totaled 1,682,962, which is the equivalent of 810,346 stock options in the combined company after application of the exchange ratio. Certain stock options whose rights were forfeited in January 2016 due to termination of employment have been excluded from the estimate of purchase consideration, totaling 600,000 options. Options issued with stock appreciation rights (that can be settled in cash) have been revalued and, to the extent attributable to pre-combination service, are included in the estimate of assets acquired and liabilities assumed.

  •
  Each Progressive restricted share will be adjusted by the exchange ratio of 0.4815. The vested restricted shares and the portion of the unvested restricted shares, attributable to pre-combination service, have been included in the estimate of purchase consideration.

  •
  At the time of closing of the Merger, all outstanding indebtedness under Progressive's existing credit facility, and all indebtedness under Waste Connections' existing credit facility, will be repaid and those agreements will be terminated, and the combined company will enter into a new credit facility with Bank of America, N.A., as administrative agent and certain other lenders (the "New Credit Facility"), which will provide for revolving advances of up to $1.5625 billion at any one time outstanding and for a term loan in an aggregate principal amount of $1.6375 billion. See "Schedule G — Indebtedness of the Combined Company following the Merger." Interest expense recorded in the unaudited pro forma condensed consolidated statement of operations has been adjusted to reflect interest rates currently anticipated to be payable under the New Credit Facility.

  •
  Progressive estimates that it will incur total severance and retention costs of approximately $45,831, comprising approximately $40,477 attributable to severance and approximately $5,354 attributable to retention. Approximately $23,670 of severance costs have been excluded from the pro forma purchase price allocation and the unaudited pro forma condensed combined statement of operations as a formal plan of termination has not been approved at this time. The balance, approximately $16,807, represents severance costs attributable to individuals whose employment terminated with Progressive, which Progressive expects to settle prior to consummation of the Merger. These amounts have been included in current liabilities in the estimate of assets acquired and liabilities assumed. Estimated costs of retention, for certain employees of Progressive, totaling approximately $3,677 are due on or before the change in control and these amounts are included in current liabilities in the estimate of assets acquired and liabilities assumed. The balance of estimated retention costs totaling approximately $1,677 have been excluded from the purchase price allocation but are reflected as a charge to retained (deficit) earnings and an increase in current liabilities.

  •
  Estimated acquisition-related transaction costs total approximately $66,150, include advisory, legal and other transaction related costs. Approximately $22,000 of these costs are expected to be incurred by Waste Connections, with approximately $21,900 reflected in these financial statements as an increase to current liabilities and a charge to accumulated (deficit) earnings. The balance, approximately $100 was incurred by Waste Connections before December 31, 2015 and is included in Waste Connections' historical financial statements. Acquisition-related transaction costs expected to be incurred by Progressive total approximately $44,150, with approximately $43,136 included in current liabilities in the estimate of assets acquired and liabilities assumed and the remainder, approximately $1,014, having been incurred by Progressive prior to December 31, 2015 and included in its historical financial statements.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

As at December 31, 2015

(In thousands of U.S. dollars and shares)

	Historical
			Pro Forma
		Waste Connections
	Progressive		Adjustments	Notes	Combined
ASSETS
Current assets	$275,240	$362,427	$—		$637,667
INTANGIBLES	176,973	511,294	664,679	5.a.	1,352,946
GOODWILL	886,911	1,422,825	1,623,731	5.b.	3,933,467
DEFERRED FINANCING COSTS	15,017	—	(15,017)	3., 5.c.	—
CAPITAL AND LANDFILL ASSETS	1,861,706	2,738,288	294,728	5.d.	4,894,722
OTHER ASSETS	29,062	86,964	3,722	6.g.	119,748

TOTAL ASSETS	$3,244,909	$5,121,798	$2,571,843		$10,938,550
LIABILITIES
Current liabilities	$300,147	$378,274	$101,440	5.e., 5.f., 5.g., 6.e., 6.f., 6. g.	$779,861
LONG-TERM DEBT	1,550,226	2,147,127	(3,062)	3., 5.c., 6.g.	3,694,291
LANDFILL CLOSURE AND POST-CLOSURE COSTS	115,195	78,613	27,405	5.h.	221,213
DEFERRED INCOME TAXES	129,970	452,493	302,728	5.i.	885,191
OTHER LIABILITIES	20,474	73,507	(708)	5.j.	93,273

TOTAL LIABILITIES	2,116,012	3,130,014	427,803		5,673,829
SHAREHOLDERS' EQUITY
Common shares	1,691,963	1,224	1,597,080	6.a., 6.b., 6.f.	3,290,267
Restricted shares	(12,461)	—	19,582	6.a., 6.c.	7,121
Additional paid in capital	7,015	736,652	(6,665)	6.a., 6.d.	737,002
Accumulated (deficit) earnings	(360,948)	1,259,495	337,371	6.a., 6.e.	1,235,918
Accumulated other comprehensive loss	(196,672)	(12,171)	196,672	6.a.	(12,171)
Noncontrolling interest in subsidiaries	—	6,584	—		6,584

TOTAL SHAREHOLDERS' EQUITY	1,128,897	1,991,784	2,144,040		5,264,721

TOTAL LIABILTIES AND SHAREHOLDERS' EQUITY	$3,244,909	$5,121,798	$2,571,843		$10,938,550

The accompanying notes are an integral part of these financial statements

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the year ended December 31, 2015
(In thousands of U.S. dollars and shares, except net income per share amounts)

	Historical
			Pro Forma
		Waste Connections
	Progressive		Adjustments	Notes	Combined
REVENUES	$1,925,592	$2,117,287	$—		$4,042,879
EXPENSES
OPERATING	1,231,377	1,177,409	(3,307)	7.a.	2,405,479
SELLING, GENERAL AND ADMINISTRATION	220,693	237,484	2,293	7.a., 7.b.	460,470
RESTRUCTURING	3,682	—	—		3,682
DEPRECIATION AND AMORTIZATION	258,403	269,434	44,941	7.c.	572,778
NET GAIN ON SALE OF CAPITAL AND LANDFILL ASSETS, IMPAIRMENTS AND OTHER OPERATING ITEMS	(11,279)	494,492	—		483,213

OPERATING INCOME (LOSS)	222,716	(61,532)	(43,927)		117,257
INTEREST ON LONG-TERM DEBT	57,216	64,236	(15,403)	7.d.	106,049
OTHER NET EXPENSES	8,703	518	—		9,221

INCOME (LOSS) BEFORE INCOME TAXES	156,797	(126,286)	(28,524)		1,987
INCOME TAX EXPENSE (RECOVERY)	32,921	(31,592)	(9,413)	7.e.	(8,084)
NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	—	1,070	—		1,070

NET INCOME (LOSS)	$123,876	$(95,764)	$(19,111)		$9,001
Net income (loss) per weighted average share, basic	$1.12	$(0.78)			$0.05
Net income (loss) per weighted average share, diluted	$1.12	$(0.78)			$0.05
Weighted average number of shares outstanding, basic	110,480	123,492		8	175,025
Weighted average number of shares outstanding, diluted	110,480	123,492		8	175,025

The accompanying notes are an integral part of these financial statements

NOTES TO THE UNAUDITED PRO FORMA CONDENSED
COMBINED FINANCIAL STATEMENTS

(unaudited — in thousands of U.S. dollars and shares, unless otherwise indicated)

1. DESCRIPTION OF THE TRANSACTION

        On January 18, 2016, the Progressive board of directors and the Waste Connections board of directors unanimously approved the Merger Agreement, pursuant to which the companies would merge to create a combined company. To effect the combination Waste Connections will merge into a wholly-owned subsidiary of Progressive, Merger Sub, with Waste Connections surviving the Merger. The Merger Agreement contemplates that Waste Connections common stock outstanding on the effective date of closing will be cancelled and automatically converted, through a series of transactions, into the right to receive 2.076843 Progressive common shares, including any cash payable in lieu of fractional shares. Subject to the approval of the Progressive shareholders, Progressive expects to immediately implement a Consolidation by replacing each Progressive common share outstanding on a pre-Consolidated basis for 0.4815 shares on a post-Consolidation basis, resulting in approximately 175 million combined shares outstanding. Upon the completion of the Merger, which is expected to occur in the second quarter of 2016, Waste Connections stockholders will own approximately 70% and pre-Merger Progressive shareholders will own approximately 30% of the shares of the combined company.

        The Merger is subject to approval by Progressive shareholders and Waste Connections stockholders and the satisfaction or waiver (if permissible under applicable law) of customary closing conditions and regulatory approvals, including anti-trust and competition law approvals in the U.S. and certain other foreign jurisdictions, including Canada.

2. BASIS OF PRESENTATION

        This unaudited pro forma condensed combined financial information (referred to in this section as the "financial statements") was prepared using the acquisition method of accounting, with Waste Connections being the accounting acquirer, and is based on the historical financial statements of Progressive and Waste Connections. Certain reclassifications have been made to the historical financial statements to conform with the financial statement presentation adopted by Waste Connections. These adjustments are primarily related to the presentation of certain costs recorded to operating expenses and selling, general and administration expense.

        The acquisition method of accounting is based on Financial Accounting Standards Board ("FASB"), Accounting Standards Codification ("ASC") 805, Business Combinations ("ASC 805"), and uses the fair value concepts defined in ASC 820, Fair Value Measurements ("ASC 820"). ASC 805 requires, among other things, that assets acquired and liabilities assumed be recognized at their estimated fair values on the acquisition date. In addition, ASC 805 establishes that consideration transferred be measured at the closing date of the Merger at the then-current market price. For the purpose of preparing these financial statements the closing share price on February 26, 2016 for each share of Waste Connections common stock of $62.79 was used, which will likely differ from the share price existing on the closing date. Accordingly, total consideration and amounts attributable to goodwill will differ, and these differences may be material.

        ASC 820 defines the term "fair value" and sets forth the valuation requirements for any asset or liability measured at fair value, expands related disclosure requirements and specifies a hierarchy of valuation techniques based on the nature of the inputs used to develop the fair value measures. Fair value is defined in ASC 820 as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." This is an exit price concept for the valuation of the asset or liability. In addition, market participants are assumed to be buyers and sellers in the principal (or the most advantageous) market for the asset or liability. Fair value measurements for an asset assume the highest and best use by these market participants. Many of these fair value measurements can be highly subjective and may differ significantly from their final amounts.

        Under the acquisition method of accounting, assets acquired and liabilities assumed of Progressive will be recorded at the completion of the Merger, primarily at their respective fair values and added to those of Waste

NOTES TO THE UNAUDITED PRO FORMA CONDENSED
COMBINED FINANCIAL STATEMENTS (Continued)

(unaudited — in thousands of U.S. dollars and shares, unless otherwise indicated)

2. BASIS OF PRESENTATION (Continued)

Connections. The results of operations of Progressive will be included in the financial statements of the combined company as of the Merger's closing.

        Under ASC 805, acquisition-related transaction costs (i.e., advisory, legal, valuation, other professional fees) and certain acquisition-related restructuring charges are not included as a component of consideration transferred but are accounted for as expenses in the period in which these costs are incurred. Total acquisition-related transaction costs expected to be incurred by Progressive and Waste Connections are estimated at approximately $66,150, of which approximately $1,014 and $100 were incurred by Progressive and Waste Connections, respectively, in the year ended December 31, 2015. Approximately $21,900 of these costs are reflected in these financial statements as an increase to current liabilities and a charge to accumulated (deficit) earnings. The balance, approximately $43,136, is included in current liabilities in the estimate of assets acquired and liabilities assumed.

        These financial statements do not reflect any other acquisition-related integration charges expected to be incurred in connection with the Merger; these charges are expected to be approximately $90,000, on a pre-tax basis. Included in these costs are approximately $45,000 of amounts attributable to unwinding Progressive's interest rate swaps which Waste Connections intends to undertake post-closing.

3. ACCOUNTING POLICIES

        The accounting policies used in the preparation of these financial statements are the same as those set out in Waste Connections' consolidated financial statements as of and for the year ended December 31, 2015. Management of Progressive and Waste Connections have jointly reviewed the accounting policies of Progressive and Waste Connections and believe they are materially consistent with Progressive's accounting policies, except for deferred financing costs, which Waste Connections early adopted in 2015 and which has been adjusted for in these financial statements. The new guidance requires that debt issuance costs (other than those paid to a lender) be presented as a direct deduction from the carrying value of the associated debt liability on an entities' balance sheet, consistent with the presentation of a debt discount. The new guidance does not affect the recognition and measurement of debt issuance costs. Accordingly, the amortization of such costs continues to be calculated using the interest method and is reported as interest expense. The FASB updated this guidance in August 2015 to clarify that fees paid to lenders to secure revolving lines of credit are not in the scope of the new guidance and should continue to be recorded as an asset on the balance sheet. Certain of Progressive's deferred financing costs totaling approximately $3,489 have been reclassified to long-term debt to conform to Waste Connections' early adoption of this guidance.

        On closing of the Merger, Waste Connections will undertake an in-depth review of Progressive's accounting policies. As a result of this review, Waste Connections may identify differences in accounting policies that have not been adjusted for in these financial statements. Other than described above, neither management of Progressive nor Waste Connections believes that any such differences would be material to the financial statements of the combined company, however material differences could result from the review by Waste Connections in the post-combination period.

4. ESTIMATED PURCHASE CONSIDERATION

        These financial statements have been prepared to reflect the Merger and the Consolidation. Total consideration is comprised of common shares of the combined company totaling approximately $3,289,594, coupled with the estimated fair value of options and restricted shares assumed by the combined company on closing, approximately $350 and $7,121, respectively. For the purpose of estimating total purchase consideration, it is expected that no significant payment for fractional shares will be made.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED
COMBINED FINANCIAL STATEMENTS (Continued)

(unaudited — in thousands of U.S. dollars and shares, unless otherwise indicated)

4. ESTIMATED PURCHASE CONSIDERATION (Continued)

        The following is a preliminary estimate of purchase consideration expected to be transferred at the closing date:

	Estimated Fair Value	Form of Consideration
Number of common shares of Progressive outstanding on December 31, 2015	108,806.7
Multiplied by the share consolidation exchange ratio	0.4815
Multiplied by Waste Connections' price per share as of February 26, 2016	$62.79

Subtotal	$3,289,594	Common shares
Stock options of Progressive outstanding and expected to be exchanged for options in the combined company	14.6
Multiplied by the share consolidation exchange ratio	0.4815
Multiplied by the fair value of the stock option (expressed in Canadian dollars)	$67.53
Foreign currency ("FX") rate on February 26, 2016	0.74

Subtotal	$350	Stock Options
Restricted shares of Progressive outstanding and expected to be exchanged for RSUs in the combined company	235.6
Multiplied by the share consolidation exchange ratio	0.4815
Multiplied by Waste Connections' price per share as of February 26, 2016	$62.79

Subtotal	$7,121	Restricted Shares
Total estimated purchase consideration	$3,297,065

        Estimated purchase consideration expected to be transferred does not purport to represent what the actual consideration transferred will be when the Merger is consummated. In accordance with ASC 805, the fair value of equity securities issued as part of the consideration transferred is be measured on the closing date of the Merger at the then-current market price. Accordingly, it is likely that the Waste Connections share price used to determine purchase consideration on closing of the Merger will differ from the share price used in the estimate of purchase consideration, and that difference may be material. Waste Connections' share price volatility for the three months leading up to the announcement of the Merger was approximately 19.1715%. Accordingly, it is reasonable to expect that Waste Connections' share price on closing of the Merger will differ from the common share price used in these financial statements by an amount up to this share price volatility. A change in Waste Connections' share price of 19.1715% results in an increase or decrease to the estimate of purchase consideration totaling approximately $632.1, with a corresponding increase or decrease to goodwill.

        The estimated fair value of Progressive stock options included as a component of estimated purchase consideration has been determined using the Black-Scholes-Merton option pricing model. The estimate of fair value reflects Waste Connections' share price volatility over an appropriate period, Waste Connections' share price and Waste Connections' historical dividend payments. Each Progressive option was converted applying the Consolidation exchange ratio.

        The estimated fair value of Progressive restricted shares, included as a component of estimated purchase consideration, has been determined based on the closing share price on February 26, 2016 for each share of Waste Connections common stock of $62.79, adjusted by the Consolidation exchange ratio.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED
COMBINED FINANCIAL STATEMENTS (Continued)

(unaudited — in thousands of U.S. dollars and shares, unless otherwise indicated)

5. ESTIMATED FAIR VALUE OF ASSETS AQUIRED AND LIABILITIES ASSUMED

        The following is a preliminary estimate of the assets acquired and liabilities assumed of Progressive by Waste Connections, reconciled to estimated purchase consideration.

Estimated purchase consideration	$3,297,065

Estimated fair value of assets acquired and liabilities assumed
Current assets	$275,240
Intangibles	841,652
Capital and landfill assets	2,156,434
Other assets	29,062
Current liabilities	(370,477)
Long-term debt	(1,550,226)
Landfill closure and post-closure costs	(142,600)
Deferred income taxes	(432,896)
Other liabilities	(19,766)

$786,423
Excess of purchase consideration over estimated assets acquired and liabilities assumed	$2,510,642

Overview

        The carrying value of current assets and liabilities, which comprise cash, accounts receivable, prepaid expenses and other current assets, accounts payable and certain accrued charges and other current liabilities, approximates fair value due their relatively short-terms to maturity, expect as outlined below in e., f. and g. For the purpose of ascribing an estimate of fair value to Progressive's accounts receivable, the adequacy of Progressive's allowance for doubtful accounts was reviewed.

a. Intangibles

        The preliminary estimated fair value of intangibles is $841,652. Intangibles primarily consist of customer relationships and customer lists. Amortization related to the fair value of amortizable intangible assets is reflected as a pro forma adjustment to the unaudited pro forma condensed combined statement of operations.

        The fair values of certain intangibles have been determined using a discounted cash flow approach. The discounted cash flow approach utilizes various estimates, including but not limited to annual average price inflation, operating and administrative costs, income tax rates, contributory asset, working capital, and assembled workforce charges, future capital expenditures and their timing of spend, revenues, revenue growth, customer attrition, and the weighted average cost of capital. The primary assumptions include revenue growth, capital spending, margins, acquisitions, and tax and discount rates and were as follows: revenue growth ranging from 2.0 to 2.8%; capital and landfill expenditures ranging from 7.2% to 9.7% of revenues; revenue less operating and selling, general and administration ("SG&A") expense margin held constant at each segments' expected margin for 2016; no acquisitions or corporate cost allocations were assumed; a tax rate of 26.5% for Progressive's Canadian operations and 40.0% for Progressive's U.S. operations and a weighted average cost of capital ("WACC") of 9.5% were applied. Changes in one or any combination of these assumptions could have a significant impact on the estimated fair value of intangibles.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED
COMBINED FINANCIAL STATEMENTS (Continued)

(unaudited — in thousands of U.S. dollars and shares, unless otherwise indicated)

5. ESTIMATED FAIR VALUE OF ASSETS AQUIRED AND LIABILITIES ASSUMED (Continued)

The average estimated useful lives of intangibles reflect the period over which the combined company expects to benefit from their use.

Intangibles	Estimated Fair Value	Average Estimated Useful Life (Expressed in Years)
Customer collection contracts and lists	$727,787	10
Transfer station permits	12,944	20
Trade names	100,921	20

	$841,652

        The following table presents the impact of a 1% change in each of the primary assumptions used to estimate the fair value of certain intangibles, including the resulting impact on the estimate of fair value. Each of the changes to the primary assumptions presented below and the related impact on the estimate of fair value, are presented in isolation. Transfer station permits are valued based on the cost to replace. Neither Progressive nor Waste Connections views the primary assumptions used to determine the estimated fair value of transfer station permits as being sensitive to significant change.

	Change	Impact on Estimated Fair Value
Customer collection contracts and customer lists
Change in revenue growth assumption	1%	$19,989
Change in capital expenditure assumption	1%	$7,561
Change in WACC	1%	$57,489
Trade names
Change in revenue growth assumption	1%	$12,116
Change in WACC	1%	$15,695

b. Goodwill

        Goodwill is calculated as the difference between the acquisition date fair value of the estimated purchase consideration and the preliminary estimated fair values assigned to assets acquired and liabilities assumed. Goodwill is not amortized. Historical goodwill of Progressive totaling $886,911 was eliminated. Goodwill recognized as the excess of purchase consideration over estimated assets acquired and liabilities assumed amounted to approximately $2,510,642, representing a net pro forma adjustment of $1,623,731.

c. Deferred financing costs (reclassified to long-term debt)

        Deferred financing costs, representing fees associated with arranging Progressive's existing credit facility, were determined to have no future value. As such these amounts have been ascribed a fair value of $0 in the preliminary purchase price equation.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED
COMBINED FINANCIAL STATEMENTS (Continued)

(unaudited — in thousands of U.S. dollars and shares, unless otherwise indicated)

5. ESTIMATED FAIR VALUE OF ASSETS AQUIRED AND LIABILITIES ASSUMED (Continued)

d. Capital and landfill assets

        The preliminary estimate of fair value for Progressive's capital and landfill assets may change and this change may be significant. For the purpose of preparing these financial statements, the net book value of Progressive's capital assets is representative of management's best estimate of fair value. The fair value estimate for Progressive's capital assets will be determined based on information as to the specific nature and condition of Progressive's capital assets (land and improvements, buildings and improvements, vehicles and equipment, containers and compactors and furniture, fixtures and computer equipment) and an in-depth knowledge of the assets being evaluated as well as a profile of the associated market participants to determine the appropriate valuation premise, in-use or in-exchange, for each type of capital asset.

        The fair value adjustment to landfill permits utilized a discounted future cash flow approach. The primary assumptions used in the discounted cash flow calculation include revenue growth, landfill spending, margins, and tax and discount rates. The primary assumptions used in the most recent estimate of fair value included the following: revenue growth of 2.0%; landfill expenditures specific to each site as estimated by Progressive's engineers; revenue less operating and SG&A expense margins held constant; and a tax rate of 26.5% for Progressive's Canadian operations and 40.0% for Progressive's U.S. operations and a WACC of 8.5% were applied. Estimated fair value adjustments for landfill assets totaled approximately $294,728. Changes in any one or combination of these assumptions could have a significant impact on the estimated fair value of landfill assets.

Landfill assets	Estimated Fair Value	Average Estimated Useful Life
Landfill assets	$1,227,323	Over the estimated disposal capacity of each site

        The following table presents the impact of a 1% change in each of the primary assumptions used to estimate the fair value of landfill assets, including the resulting impact on the estimate of fair value. Each of the changes to the primary assumptions presented below and the related impact on the estimate of fair value, is presented in isolation.

	Change	Impact on Estimated Fair Value
Landfill assets
Change in revenue growth assumption	1%	$153,944
Change in WACC	1%	$101,745

e. Current liabilities

        The estimated fair value of the current portion of landfill closure and post-closure costs applied both the inflation and credit adjusted risk free rate used by Waste Connections to value its landfill closure and post-closure costs, 2.5% and 4.75%, respectively. The current portion of landfill closure and post-closure costs increased approximately $2,550 as a result of this change.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED
COMBINED FINANCIAL STATEMENTS (Continued)

(unaudited — in thousands of U.S. dollars and shares, unless otherwise indicated)

5. ESTIMATED FAIR VALUE OF ASSETS AQUIRED AND LIABILITIES ASSUMED (Continued)

f. Current liabilities

        Stock options issued to their holders with SARs have been revalued using a Black-Scholes-Merton option pricing model. The revaluation reflects Waste Connections' share price volatility over an appropriate period for each option tranche issued, Waste Connections' share price and Waste Connections' historical dividend payments. Each Progressive option was converted applying the exchange ratio and translated to U.S. dollars using the Bank of Canada noon rate on December 31, 2015. The estimated fair value of these options is approximately $4,160 higher than the value recorded by Progressive on December 31, 2015. The pro forma adjustment of $664,679 represents the difference between historical intangible balance of $176,973 and the fair value of $841,652.

g. Current liabilities

        Acquisition-related transaction costs (i.e., advisory, legal, valuation, other professional fees) and certain acquisition-related restructuring charges are not included as a component of consideration transferred but are accounted for as expenses in the period in which these costs are incurred. Total acquisition-related transaction costs expected to be incurred by Progressive and Waste Connections are estimated at approximately $66,150, of which approximately $1,114 was incurred and recorded in the year ended December 31, 2015. Approximately $21,900 of these costs are reflected in these financial statements as an increase to current liabilities and a charge to accumulated (deficit) earnings. The balance, approximately $43,136, is included in current liabilities in the estimate of assets acquired and liabilities assumed. Estimated costs of retention, for certain employees of Progressive, totals approximately $5,354, of which approximately $3,677 is due on or before the change in control and is included in current liabilities in the estimate of assets acquired and liabilities assumed. The balance of these retention costs have been included as an increase to current liabilities and a charge to accumulated (deficit) earnings totaling approximately $1,677. In addition, approximately $16,807, representing severance costs attributable to individuals whose employment terminated with Progressive in January 2016, have also been included in current liabilities in the estimate of assets acquired and liabilities assumed.

h. Landfill closure and post-closure costs (long-term)

        Refer to item e. above. The long-term portion of landfill closure and post-closure costs increased approximately $27,405 as a result of this change.

i. Deferred income taxes

        Estimated fair value adjustments and their impact on deferred income taxes are as follows:

Estimated fair value or pro forma adjustments for:	Impact on deferred income taxes — increase (decrease)
Intangibles	$219,344
Deferred financing costs	(3,980)
Capital and landfill assets	97,260
Current liabilities	(842)
Landfill closure and post-closure costs	(9,044)
Other liabilities — long-term	188
Common shares	(198)

$302,728

NOTES TO THE UNAUDITED PRO FORMA CONDENSED
COMBINED FINANCIAL STATEMENTS (Continued)

(unaudited — in thousands of U.S. dollars and shares, unless otherwise indicated)

5. ESTIMATED FAIR VALUE OF ASSETS AQUIRED AND LIABILITIES ASSUMED (Continued)

        The impact on deferred income taxes from estimated fair value pro forma adjustments has been calculated using the effective statutory tax rates for Progressive's Canadian and U.S. operations, approximately 26.5% and 40.0%, respectively.

j. Other liabilities — long-term (deferred lease liabilities)

        Deferred lease liabilities totaling approximately $708, representing liabilities associated with long-term leases for certain office space, were determined to have no future value. As such these amounts have been ascribed a fair value of $nil in the preliminary purchase price equation.

6. PRO FORMA ADJUSTMENTS TO THE CONDENSED COMBINED BALANCE SHEET

a. Shareholders' equity — elimination of historical amounts

        Elimination of Progressive shareholders' equity, comprising common shares, restricted shares, additional paid in capital, accumulated deficit and accumulated other comprehensive loss.

b. Shareholders' equity — common shares

        Issue of 108,806.7 thousand Progressive common shares applying a Consolidation exchange ratio of 0.4815 for each share of Progressive stock, multiplied by the price for each share of Waste Connections common stock of $62.79, representing its value on the close of trade February 26, 2016 and yielding total estimated purchase consideration of approximately $3,289,594.

c. Shareholders' equity — restricted shares

        Estimated fair value of 235.6 Progressive restricted shares applying a Consolidation exchange ratio of 0.4815 for each unearned restricted share issued by Progressive, multiplied by the price for each share of Waste Connections common stock of $62.79, representing its value on the close of trade February 26, 2016 and yielding total estimated purchase consideration of approximately $7,121.

d. Shareholders' equity — additional paid in capital — stock options

        Estimated fair value of 14.6 Progressive stock options applying a Consolidation exchange ratio of 0.4815 for each equity based stock option issued by Progressive, multiplied by the estimated fair value for each option valued at Canadian $67.53 and a foreign currency exchange rate of 0.7382 on February 26, 2016, yielding total estimated purchase consideration of approximately $350.

e. Shareholders' equity — accumulated deficit — transaction and severance costs

        Acquisition-related transaction costs (i.e., advisory, legal, valuation, other professional fees) and certain acquisition-related restructuring charges are not included as a component of consideration transferred but are accounted for as expenses in the period in which these costs are incurred. Total acquisition-related transaction costs expected to be incurred by Progressive and Waste Connections are estimated at approximately $66,150, of which approximately $1,114 was incurred in the year ended December 31, 2015. Approximately $21,900 of these costs are reflected in these financial statements as an increase to current liabilities and a charge to accumulated (deficit) earnings. The balance, approximately $43,136, is included in the estimate of assets acquired and liabilities assumed. Estimated costs of retention, for certain employees of Progressive, totals approximately $5,354, of which approximately $3,677 is due on or before the change in control and is included in current liabilities in the estimate of

NOTES TO THE UNAUDITED PRO FORMA CONDENSED
COMBINED FINANCIAL STATEMENTS (Continued)

(unaudited — in thousands of U.S. dollars and shares, unless otherwise indicated)

6. PRO FORMA ADJUSTMENTS TO THE CONDENSED COMBINED BALANCE SHEET (Continued)

assets acquired and liabilities assumed. The balance of these retention costs have been included as an increase to current liabilities and a charge to accumulated (deficit) earnings totaling approximately $1,677.

        These financial statements do not reflect any other acquisition-related integration charges expected to be incurred in connection with the Merger; these charges are expected to be approximately $90,000, on a pre-tax basis.

f. Shareholders' equity — common shares — registration costs

        Filing fees expected to be incurred on the registration of Progressive's common shares issued in connection with this transaction are estimated to be approximately $749, on a before tax basis. These costs are reflected as a reduction to common shares and an increase to current liabilities.

g. Other assets (long-term) and long-term debt — deferred financing costs

        Estimated financing costs attributable to the commitment arrangement between Waste Connections and Bank of America, and certain other parties totals approximately $6,784. Of this amount, approximately $3,722 is attributable to the revolving component of the new commitment and has been recorded to other assets classified as long-term, with the balance, approximately $3,062, attributable to the term loan component of the commitment and recorded to long-term debt.

7. PRO FORMA ADJUSTMENTS TO THE CONDENSED COMBINED STATEMENT OF OPERATIONS

        The pro forma condensed combined statement of operations for the year ended December 31, 2015 has been prepared as if the Merger was consummated on January 1, 2015.

        Pro forma adjustments for the year ended December 31, 2015 are as follows:

a. Reclassification

        Certain costs have been reclassified to conform to Waste Connections' presentation. Accordingly, operating costs recorded in the historical financial statements of Progressive have been reclassified to selling, general and administration totaling approximately $3,307.

b. Selling, general and administration expense — certain acquisition-related transactions costs

        Certain acquisition-related transaction costs incurred by Progressive and Waste Connections totaling approximately $1,014 have been reversed, as they relate specifically to this transaction, and are not considered a continuing expense for the combined company.

c. Intangible, capital and landfill asset amortization expense

        To adjust intangible, capital and landfill asset amortization expense by eliminating Progressive's historical amortization expense and recording an estimate of amortization expense derived from amortizing the fair value estimates of intangibles, capital and landfill assets over their average estimated useful lives.

d. Interest expense

        Interest expense recorded in the unaudited pro forma condensed consolidated statement of operations has been adjusted to reflect interest rates outlined in a commitment arrangement between Waste Connections and certain other parties. The commitment arrangement proposes to make available to the combined company a $3,200,000 combined facility comprising a $1,562,500 revolving credit facility and a $1,637,500 term facility, the

NOTES TO THE UNAUDITED PRO FORMA CONDENSED
COMBINED FINANCIAL STATEMENTS (Continued)

(unaudited — in thousands of U.S. dollars and shares, unless otherwise indicated)

7. PRO FORMA ADJUSTMENTS TO THE CONDENSED COMBINED STATEMENT OF OPERATIONS (Continued)

purpose of which is to refinance all amounts outstanding under the Progressive and Waste Connections facilities, to fund working capital, capital expenditures, acquisitions, letters of credit and other corporate purposes. These financial statements assume that the term facility will be drawn in full with all remaining amounts drawn on the revolving credit facility. For the purpose of these financial statements, interest expense was estimated applying an interest rate of LIBOR or Bankers' Acceptances plus an applicable margin of 120 basis points. The combined company anticipates repositioning Waste Connections' currently issued and outstanding notes and issuing an additional $500,000 of notes, with varying maturities, at the time of closing. The repositioning of the currently issued and outstanding notes of Waste Connections has no impact on these financial statements, and the anticipated issuance of $500,000 of additional notes, with various maturities, at the time of closing does not qualify as a commitment for the purpose of presenting these financial statements. Accordingly, interest expense has not been adjusted for issuance of $500,000 of additional notes.

        Progressive's interest expense has been adjusted down by approximately $13,746 to reflect interest expense had Progressive's drawings in 2015 been subject to the rates of borrowing included in the combined facility. The amortization of deferred financing costs recorded to interest expense for both Progressive and Waste Connections and totaling approximately $4,965 was eliminated and replaced with deferred financing costs expected to be borne by the combined company totaling approximately $3,308.

Year ended December 31, 2015
Adjust Progressive's historical interest expense attributable to drawings under its credit facility	$(13,746)
Eliminate certain of Progressive's and Waste Connections' amortization of deferred financing costs as Progressive's and Waste Connections' credit facilities will be eliminated in connection with the merger	(4,965)
Add expected amortization of deferred financing costs attributable to the combined facility applying the effective interest rate method	3,308

Adjustment	$(15,403)

        Should interest rates change by 12.5 basis points, interest expense will either increase or decline by approximately $4,790.

e. Income tax expense (recovery)

        To record the impact of pro forma adjustments to income tax expense (recovery):

Pro forma adjustments	Impact on income tax expense (recovery)
Selling, general and administration expense	$335
Intangibles — amortization expense	(14,831)
Interest expense	5,083

$(9,413)

        Progressive's and Waste Connections' historical effective tax rates differ from statutory tax rates as disclosed in the respective Annual Reports incorporated by reference in the Circular. The impact on deferred income tax expense

NOTES TO THE UNAUDITED PRO FORMA CONDENSED
COMBINED FINANCIAL STATEMENTS (Continued)

(unaudited — in thousands of U.S. dollars and shares, unless otherwise indicated)

7. PRO FORMA ADJUSTMENTS TO THE CONDENSED COMBINED STATEMENT OF OPERATIONS (Continued)

(recovery) from the pro forma adjustments has been calculated using the statutory tax rates for Progressive's Canadian and U.S. operations, approximately 26.5% and 40.0%, respectively, based on preliminary assumptions related to the jurisdictions in which the estimated pro forma adjustments will be recorded. Pro forma adjustments not clearly identified to a particular jurisdiction reflect a blended average Canadian and U.S. tax rate of 33%.

        The $8,084 tax benefit on $1,987 pro forma income before taxes is a summation of Progressive's and Waste Connections' historical taxes with the tax provision relating to the pro forma adjustments and is not indicative of expected tax benefits at this rate, or of any benefits at all, in the future. The taxes on pre-tax historical income reflect effective tax rates lower than the blended statutory tax rate used to calculate the tax benefit on the pro forma adjustments (expense) predominantly due to a portion of Waste Connections' goodwill impairment charge in 2015, which was not deductible for tax purposes, resulting in a decrease to its effective income tax benefit. For these reasons, the combined pro forma tax benefit is not a useful indicator of the tax impact in the future.

        Progressive expects to undertake post-merger activities, including an analysis of cash needs and geographical mix of income that have yet to be determined and are, therefore, not factually supportable for the purposes of incorporation into the pro forma financial information, but are expected to result in tax savings to the combined company. Such activities could have a material impact on the income tax expense.

8.     PRO FORMA NET INCOME PER SHARE

        The calculation of pro forma net income per weighted average share, basic and diluted and the weighted average number of shares outstanding is based on the pro forma number of shares outstanding for the year had the issuance of shares taken place on January 1, 2015.

Year ended December 31, 2015
Pro forma net income	$9,001
Weighted average Waste Connections shares outstanding, basic and diluted	123,492
Additional shares issued on acquisition	51,533

Pro forma weighted average combined company shares outstanding, basic and diluted	175,025
Pro forma net income per weighted average combined company shares outstanding, basic and diluted	$0.05

SCHEDULE I
ANNUAL MATTERS

MATTERS TO BE CONSIDERED AT THE MEETING

        The following information about Progressive should be read in conjunction with the information concerning Progressive appearing elsewhere in the Circular. Capitalized terms used but not otherwise defined in this Schedule I shall have the meanings ascribed to them in the Circular.

Financial Statements

        The consolidated financial statements of Progressive for the year ended December 31, 2015, together with the auditors' report thereon, are available on Progressive's website, www.progressivewaste.com, or under Progressive's profile on SEDAR at www.sedar.com or Progressive's profile on EDGAR at www.sec.gov. The consolidated financial statements and auditors' report will be submitted to Progressive shareholders at the Meeting, and receipt thereof at the Meeting will not constitute approval or disapproval of any matter referred to therein.

Appointment of Auditors

        It is proposed that the firm of Deloitte LLP, Independent Registered Public Accounting Firm, be re-appointed as auditors of Progressive, to hold office until the next annual meeting of Progressive shareholders or until their successor is appointed, and that the directors be authorized to fix the remuneration of the auditors. Deloitte LLP has been Progressive's auditors since 2002.

        Proxies will be voted FOR the appointment of Deloitte LLP, Independent Registered Public Accounting Firm, as auditors of Progressive and the authorization of the directors to fix the remuneration of the auditors, unless the proxy specifies that the Progressive common shares represented by the proxy are to be withheld from voting in respect thereof.

        FOLLOWING THE COMPLETION OF THE MERGER AS DESCRIBED IN THE BODY OF THE CIRCULAR TO WHICH THIS SCHEDULE I IS ATTACHED, IT IS ANTICIPATED THAT PRICEWATERHOUSECOOPERS LLP, AN INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, THE CURRENT AUDITORS OF WASTE CONNECTIONS, WILL BE APPOINTED AS THE AUDITORS OF THE COMBINED COMPANY.

        Deloitte LLP billed Progressive and its subsidiaries the following amounts: (a) Cdn.$2,993,857 and Cdn.$2,447,594 for 2015 and 2014, respectively, for audit services; (b) Cdn.$292,500 and Cdn.$145,453 for 2015 and 2014, respectively, for audit-related services (including translation services); (c) Cdn.$520,273 and Cdn.$332,838 for 2015 and 2014, respectively, for tax compliance, tax advice and tax planning services; and (d) Cdn.$105,383 and Cdn.$1,285,290 for 2015 and 2014, respectively, for other services.

Election of Directors of Progressive

        Seven persons are nominated for election to the Progressive board of directors by Progressive shareholders at the Meeting. Proxies solicited by management will be voted FOR the election of each of the nominees named below under the heading "Nominees for the Progressive Board of Directors" (or for substitute nominees in the event of contingencies not known at present) as directors of Progressive, unless the proxy specifies that the Progressive common shares represented by the proxy are to be withheld from voting in respect thereof. The directors have no reason to believe that any of the nominees will be unable to serve as a director of Progressive but, if a nominee is for any reason unavailable to serve as such, proxies received in favour of the nominee may be voted for a substitute nominee selected by the Progressive board of directors.

        Under the majority voting policy adopted by the Progressive board of directors, a director nominee who does not receive votes in favour of his or her election representing a majority of the Progressive common shares represented in person or by proxy at the applicable meeting of Progressive shareholders must tender his or her resignation for consideration by the Progressive board of directors. Barring any exceptional circumstances, the resignation will be accepted by the Progressive board of directors within a period of 90 days from receiving the resignation and the decision of the Progressive board of directors to accept or reject such resignation will be publicly disclosed. Further discussion of Progressive's governance practices may be found below under the heading "Statement of Corporate Governance Practices".

        Each director elected will hold office until the next annual meeting of Progressive shareholders or until such person resigns as a director and his or her successor is elected or appointed.

        IN CONNECTION WITH THE COMPLETION OF THE MERGER AS DESCRIBED IN THE BODY OF THE CIRCULAR TO WHICH THIS SCHEDULE I IS ATTACHED, THE PROGRESSIVE BOARD OF DIRECTORS IS INTENDED TO BE RECONSTITUTED WITH A MAJORITY OF THE INDIVIDUALS NOMINATED FOR ELECTION BELOW BEING REPLACED BY CURRENT DIRECTORS OF WASTE CONNECTIONS. PLEASE SEE "THE MERGER — THE BOARD OF DIRECTORS AND MANAGEMENT AFTER THE MERGER" IN THE CIRCULAR FOR ADDITIONAL DETAILS.

 NOMINEES FOR THE PROGRESSIVE BOARD OF DIRECTORS

        The following table sets forth certain information for the persons proposed to be nominated for election as directors. Specifically, the table sets forth the name, age, business experience, areas of expertise and certain other information considered in determining that the person should serve as a director of Progressive. Additionally, the following table discloses each nominee's respective security holdings in Progressive as of April 12, 2016, the percentage of votes represented in person or by proxy voted in favour of their election at the 2015 annual meeting of Progressive shareholders (the "2015 Annual Meeting") and each nominee's attendance at meetings of the Progressive board of directors and its standing committees in 2015.

        For purposes of this presentation, Canadian dollar amounts have been converted to U.S. dollars based on the Bank of Canada average rate of exchange for the year ended December 31, 2015 of Cdn.$1.00 = U.S.$0.78, for the year ended December 31, 2014 of Cdn.$1.00 = U.S.$0.90 and for the year ended December 31, 2013 of Cdn.$1.00 = U.S.$0.97.

John T. Dillon Consultant Stamford, Connecticut U.S.A. Age: 77 Progressive board of directors member since May 2011 Independent
Mr. Dillon is a senior advisor of Evercore Partners and former Vice Chairman of Evercore Capital Partners (an advisory and investment firm). He retired as Chairman and Chief Executive Officer of International Paper on October 31, 2003, having served in those roles from April 1, 1996 to his retirement. From September 1995 to April 1996 he served as the President and Chief Operating Officer of International Paper. Mr. Dillon received his bachelor's degree from the University of Hartford in 1966 and master's degree from Columbia University's Graduate School of Business in 1971.

AREAS OF EXPERTISE
	• Paper and Forest Industry		• Public Board Experience
	• Finance		• Corporate Management
	• Corporate Governance		• Private Equity Investments

	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE	ATTENDANCE (TOTAL)
	Progressive board of directors	5 of 5 100%	23 of 23 100%
	Audit	4 of 4 100%
	Compensation (Chair)	5 of 5 100%
	Governance and Nominating	4 of 4 100%
	Environmental Health & Safety	4 of 4 100%
	Offsite Strategy Meeting	1 of 1 100%

	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIPS
	Kellogg Co.	2000 – Present	Compensation Committee (Chair), Executive Committee, Audit Committee, Nominating and Governance Committee and Manufacturing Committee.
	E.I. DuPont de Nemours and Company	2004 – 2011

	OWNERSHIP OR CONTROL OVER SHARES		2015 ANNUAL MEETING VOTES IN FAVOUR
	24,101(1)		97.73%

VALUE OF TOTAL COMPENSATION RECEIVED
2015 $157,324
2014 $184,414

(1)
The total value of Mr. Dillon's holdings on April 12, 2016 was approximately $733,876 (based on the closing price of Progressive common shares on the NYSE on April 12, 2016 of $30.45), which exceeds the share ownership requirement for directors of Progressive.

James J. Forese

Operating Partner and
Chief Operating Officer,
HCI Equity Partners

Naples, Florida, U.S.A.

Age: 80

Progressive board of
directors member since 2005
and Non-Executive Chairman of the Progressive board of directors

Independent

Mr. Forese joined HCI Equity Partners (a private equity investment firm) in July 2003 and currently serves as an Operating Partner and Chief Operating Officer. From 1996 to 2003, Mr. Forese worked for IKON Office Solutions, most recently as Chairman and Chief Executive Officer. Prior to joining IKON, Mr. Forese spent 36 years with IBM Corporation, most recently as Chairman of IBM Credit Corporation. In addition, Mr. Forese held numerous other positions during his tenure at IBM Corporation including as a senior executive with IBM World Trade Europe/Middle East/Africa and IBM World Trade Americas, President of the Office Products Division, Corporate Vice President and Controller and Corporate Vice President of Finance. Mr. Forese earned a B.E.E. in Electrical Engineering from Rensselaer Polytechnic Institute and an M.B.A. from Massachusetts Institute of Technology.

AREAS OF EXPERTISE
• Finance		• Corporate Management
• Governance		• Entrepreneurship
• International Markets

BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE	ATTENDANCE (TOTAL)
Progressive board of directors	5 of 5 100%	23 of 23 100%
Audit	4 of 4 100%
Compensation	5 of 5 100%
Governance and Nominating	4 of 4 100%
Environmental Health & Safety	4 of 4 100%
Offsite Strategy Meeting	1 of 1 100%

PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIPS
SFN Corporation	2003 – 2011	–
MISTRAS Group, Inc.	2009 – Present	Audit Committee (Chair), Compensation Committee
RRTS Corporation	2010 – 2011	–

OWNERSHIP OR CONTROL OVER SHARES		2015 ANNUAL MEETING VOTES IN FAVOUR
71,479(1)		97.70%

VALUE OF TOTAL COMPENSATION RECEIVED
2015 $223,974
2014 $270,920

(1)
The total value of Mr. Forese's holdings on April 12, 2016 was approximately $2,176,536 (based on the closing price of Progressive common shares on the NYSE on April 12, 2016 of $30.45), which exceeds the share ownership requirement for directors of Progressive.

Larry S. Hughes

Vice President, Finance and Chief Financial Officer
West Fraser
Timber Co. Ltd.

Vancouver, British Columbia, Canada

Age: 64

Progressive board of directors member since May 2014

Independent

Mr. Hughes has been Vice-President, Finance and Chief Financial Officer of West Fraser Timber Co. Ltd. (an integrated wood products company) since August 2011, responsible for financial matters, strategic planning, investor relations and legal and disclosure compliance. He joined West Fraser in September 2007 as Senior Vice President with responsibility for strategic planning and legal, safety and environmental oversight. Prior to joining West Fraser, he practiced as a business lawyer for more than 27 years, specializing in mergers and acquisitions, corporate governance and forestry law.

AREAS OF EXPERTISE
• Corporate Management		• Paper and Forest Industry
• Corporate Governance		• Mergers and Acquisition
• Finance		• Law

BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE(2)	ATTENDANCE (TOTAL)
Progressive board of directors	5 of 5 100%	23 of 23 100%
Audit	4 of 4 100%
Compensation	5 of 5 100%
Governance and Nominating	4 of 4 100%
Environmental Health & Safety	4 of 4 100%
Offsite Strategy Meeting	1 of 1 100%

PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIPS
None		–

OWNERSHIP OR CONTROL OVER SHARES		2015 ANNUAL MEETING VOTES IN FAVOUR
13,322(1)		97.74%

VALUE OF TOTAL COMPENSATION RECEIVED
2015 $145,594
2014 $132,705

(1)
The total value of Mr. Hughes' holdings on April 12, 2016 was approximately $405,655 (based on the closing price of Progressive common shares on the NYSE on April 12, 2016 of $30.45), which exceeds the share ownership requirements for directors of Progressive.

Jeffrey L. Keefer Consultant West Chester, Pennsylvania U.S.A. Age: 63 Progressive board of directors member since May 2012 Independent
Mr. Keefer retired from the DuPont Company in December 2010 where he last served as an Executive Vice President responsible for corporate strategy development, the Performance Coatings Business, information technology and overall cost and working capital productivity programs for DuPont. He also served from June 2006 through 2009 as Executive Vice President & Chief Financial Officer of DuPont. He was a member of the Office of the Chief Executive.

AREAS OF EXPERTISE
• Corporate Management
• Corporate Governance
• Finance

	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE	ATTENDANCE (TOTAL)
	Progressive board of directors	5 of 5 100%	23 of 23 100%
	Audit	4 of 4 100%
	Compensation	5 of 5 100%
	Governance and Nominating	4 of 4 100%
	Environmental Health & Safety	4 of 4 100%
	Offsite Strategy Meeting	1 of 1 100%

	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIPS
	None		None

	OWNERSHIP OR CONTROL OVER SHARES		2015 ANNUAL MEETING VOTES IN FAVOUR
	11,080(1)		97.74%

VALUE OF TOTAL COMPENSATION RECEIVED
2015 $157,324
2014 $184,414

(1)
The total value of Mr. Keefer's holdings on April 12, 2016 was approximately $337,386 (based on the closing price of Progressive common shares of the NYSE on April 12, 2016 of $30.45), which equals approximately 70% of the share ownership requirement for directors of Progressive that he must meet by May 8, 2017.

Douglas W. Knight President, St. Joseph Media, Inc. Toronto, Ontario, Canada Age: 64 Progressive board of directors member 2002-2005 and since 2007 Independent
Mr. Knight is President of St. Joseph Media, Inc. and has held that position since 2006. From 2003 to 2005, Mr. Knight served as Chairman and Chief Executive Officer of ImpreMedia, LLC in New York. He has also served as Publisher and Chief Executive Officer of The Financial Post and of The Toronto Sun in Toronto. He has served on the boards of public and private companies in Canada and the U.S., including Xstrata Canada Corporation and Alliance Atlantis Motion Picture Distribution in Toronto, Core Communications in Washington D.C. and IBT Technologies in Austin, Texas. He has also served as chair, vice-chair or director with numerous arts, industry and community organizations. He is currently Chair of the Governor General's Performing Arts Awards Foundation in Ottawa and a director of Writer's Trust of Canada. Mr. Knight is a graduate of the University of Toronto and has a M.Sc. from the London School of Economics.

AREAS OF EXPERTISE
	• Media Industry		• International Markets
	• Mergers & Acquisitions		• Corporate Management
	• Governance		• Entrepreneurship

	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE	ATTENDANCE (TOTAL)
	Progressive board of directors	5 of 5 100%	23 of 23 100%
	Audit	4 of 4 100%
	Compensation	5 of 5 100%
	Governance and Nominating	4 of 4 100%
	Environmental Health & Safety	4 of 4 100%
	Offsite Strategy Meeting	1 of 1 100%

	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIPS
	None		None

	OWNERSHIP OR CONTROL OVER SHARES		2015 ANNUAL MEETING VOTES IN FAVOUR
	43,119(1)		97.74%

VALUE OF TOTAL COMPENSATION RECEIVED
2015 $157,324
2014 $184,414

(1)
The total value of Mr. Knight's holdings on April 12, 2016 was approximately $1,312,974 (based on the closing price of Progressive common shares on the NYSE on April 12, 2016 of $30.45), which exceeds the share ownership requirements for directors of Progressive.

Susan Lee Corporate Director Calgary, Alberta, Canada Age: 64 Progressive board of directors member since May, 2014 Independent
Ms. Lee retired from Suncor Energy Inc. in April 2012 where she last served as Senior Vice-President, Human Resources and Communications. During her 16 years with Suncor, her responsibilities included executive compensation and succession planning, governance, merger strategy and integration, and stakeholder and government relations. Prior to joining Suncor, Ms. Lee had a 14 year career in the area of human resources at TransAlta Corporation.

AREAS OF EXPERTISE
• Corporate Management
• Corporate Governance
• Human Resources

	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE(2)	ATTENDANCE (TOTAL)
	Progressive board of directors	5 of 5 100%	23 of 23 100%
	Audit	4 of 4 100%
	Compensation	5 of 5 100%
	Governance and Nominating	4 of 4 100%
	Environmental Health & Safety	4 of 4 100%
	Offsite Strategy Meeting	1 of 1 100%

	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIPS
	Empire Company Limited	2014 – Present	Human Resources Committee
	Bonavista Energy Corporation	2013 – Present	Compensation Committee (Chair), Governance and Nominating Committee

	OWNERSHIP OR CONTROL OVER SHARES		2015 ANNUAL MEETING VOTES IN FAVOUR
	9,345(1)		97.74%

VALUE OF TOTAL COMPENSATION RECEIVED(1)
2015 $145,594
2014 $112,924

(1)
The total value of Ms. Lee's holdings on April 12, 2016 was approximately $284,555 (based on the closing price of Progressive common shares on the NYSE on April 12, 2016 of $30.45), which equals approximately 59% of the share ownership requirement for directors of Progressive that she must meet by May 14, 2019.

Daniel R. Milliard Consultant Port Carling, Ontario, Canada Age: 68 Progressive board of directors member since 2002 Independent
Mr. Milliard was a senior business executive with over 30 years of CEO, General Counsel and Board of Director experience in both Canada and the United States. His business experience extends over a variety of industries, including manufacturing, technology, telecommunications and healthcare. Mr. Milliard has been awarded the Chartered Director designation and the Human Resources and Compensation Committee Certified designation from McMaster University's Directors College programs. Mr. Milliard has a B.Sc. in business administration from the American University, a M.A. in business from Central Missouri University, and a J.D. from the University of Tulsa.

AREAS OF EXPERTISE
	• Corporate Management		• Public Board Experience
	• Law		• Capital Markets
	• Governance		• Entrepreneurship

	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE	ATTENDANCE (TOTAL)
	Progressive board of directors	5 of 5 100%	23 of 23 100%
	Audit	4 of 4 100%
	Compensation	5 of 5 100%
	Governance and Nominating	4 of 4 100%
	Environmental Health & Safety	4 of 4 100%
	Offsite Strategy Meeting	1 of 1 100%

	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIPS
	None		None

	OWNERSHIP OR CONTROL OVER SHARES		2015 ANNUAL MEETING VOTES IN FAVOUR
	26,213(1)		97.67%

VALUE OF TOTAL COMPENSATION RECEIVED(1)
2015 $157,324
2014 $184,414

(1)
The total value of Mr. Milliard's holdings on April 12, 2016 was approximately $718,186 (based on the closing price of Progressive common shares on the NYSE on April 12, 2016 of $30.45), which exceeds the share ownership requirements for directors of Progressive.

COMPENSATION DISCUSSION AND ANALYSIS

        Progressive's executive compensation program is designed to align the interests of senior management with Progressive shareholders by linking a significant portion of their compensation to Progressive's annual operating and financial results, as well as long-term shareholder returns. This Compensation Discussion and Analysis and the executive compensation tables and narrative which follows, discuss the 2015 compensation of the (i) President and Chief Executive Officer, (ii) Executive Vice President and Chief Financial Officer, and (iii) three other most highly compensated executive officers of Progressive or its subsidiaries (the "Named Executive Officers" or "NEOs").

Compensation Philosophy

        The compensation philosophy of the Compensation Committee is to ensure that the design of executive compensation aligns with both short-term and long-term business objectives and ties to specific performance measures tailored in light of such objectives. Progressive's compensation programs are designed to attract and retain highly qualified executives by paying them competitively in order to motivate them to increase shareholder value in the near- and long-term. As such, the objectives of the compensation program include:

  •
  attracting and retaining skilled individuals with superior leadership ability and managerial talent;

  •
  ensuring that competitive compensation practices are aligned with corporate strategies, business objectives, and long-term interests of Progressive shareholders;

  •
  providing incentives to achieve key strategic objectives and drive financial performance measures by linking incentive award opportunities with the achievement of measurable performance objectives; and

  •
  providing a balanced approach to compensation practices that do not promote excessive risk taking.

Compensation Governance Practices

  •
  Ability to "Claw Back" Compensation.  Progressive's claw back policy permits recovery of incentive awards made to NEOs if the financial results on which such awards were based are subsequently restated and the NEO's intentional misconduct contributed to the restatement.

  •
  No Hedging of Shares.  Progressive has adopted a written policy that prohibits directors, NEOs and other certain officers from purchasing financial instruments to hedge a decrease in the market value of all shares held for purposes of the stock ownership guidelines.

  •
  No Tax Gross-Ups.  There are no tax-gross ups on compensation payable under Progressive's executive compensation program.

  •
  Incentives Do Not Encourage Excessive Risk-Taking.  Progressive's incentive programs are designed to avoid features that would encourage excessive risk-taking.

  •
  No "Single Trigger" Change of Control Severance Payments.  With respect to current NEOs, severance is payable only if a Named Executive Officer's employment is terminated (actually or constructively) following a change of control.

  •
  Robust Share Ownership Guidelines.  Progressive maintains stock ownership guidelines requiring the current NEOs to hold Progressive common shares equal in value to at least one times their base salaries.

        Each of these corporate governance practices with respect to the NEOs is discussed in further detail below under the heading "Elements of Total Compensation".

Compensation Committee Role in the Compensation Process

        The executive compensation program for directors and senior management of Progressive and its subsidiaries is overseen by the Compensation Committee. The Compensation Committee is responsible for reviewing, determining and recommending to the Progressive board of directors for final approval the annual salary, bonus and other compensation of the directors and executive officers of Progressive and its subsidiaries. The Compensation Committee is comprised entirely of independent directors.

        The primary responsibilities of the Compensation Committee are to evaluate, review and make recommendations to the Progressive board of directors regarding the following matters: (1) the performance and compensation of Progressive's Chief Executive Officer; (2) the compensation payable to Progressive's Named Executive Officers and others in senior management; (3) succession planning and management development; (4) the compensation payable to members of the Progressive board of directors; (5) the design of Progressive's incentive compensation and other share-based plans and oversee the administration of Progressive's share-based plans and other incentive compensation plans; (6) the design of, and oversight of the implementation of executive officer employment agreements and severance plans; (7) compensation programs and policies for features that may encourage excessive risk taking, and the extent to which there may be a connection between compensation and risk; and (8) the compensation discussion and analysis to be included in the proxy statement for Progressive's annual meetings.

Composition and Skills of the Compensation Committee

        During the year ended December 31, 2015, the Compensation Committee assisted the Progressive board of directors in determining and administering the compensation for the directors and senior officers of Progressive and its subsidiaries. The following individuals served as the members of the Compensation Committee during the fiscal year ended December 31, 2015: Mr. John T. Dillon (Chair), Mr. James J. Forese, Mr. Jeffrey L. Keefer, Mr. Douglas W. Knight, Mr. Daniel R. Milliard, Ms. Susan Lee and Mr. Jeffrey Hughes.

        In the view of management, each of the Compensation Committee members has significant and appropriate experience relevant to their roles as Compensation Committee members, obtained in managing and implementing other companies' compensation policies and practices in their past roles as directors, chief executive officers, or members of senior management of other companies. Each member of the Compensation Committee is independent. Further information about each member's skills and experience relevant to his or her responsibilities in executive compensation can be found above under the heading "Nominees for the Progressive Board of Directors".

Compensation Committee Interlocks and Insider Participation

        None of the members of the Compensation Committee during 2015 was an officer, employee or former officer or employee of Progressive or any of its subsidiary entities or affiliates. As of April 12, 2016, there are no board interlocks among the members of the Compensation Committee or Progressive board of directors members generally. A board interlock is where two or more directors of Progressive also served together on the board of another for-profit company.

Management's Role in the Compensation Process

        The Chief Executive Officer contributed to compensation determinations by assessing the performance of the NEOs reporting to him and providing these assessments with recommendations to the Compensation Committee. He also made recommendations to the Compensation Committee regarding the design of the STIP and LTIP. During 2015, the Chief Executive Officer did not recommend his own compensation nor did he participate in any Compensation Committee deliberations regarding his own compensation.

Compensation Committee Advisor's Role in the Compensation Process

        Since 2012, the Compensation Committee has retained Frederic W. Cook & Co., Inc. ("F.W. Cook") to provide independent consulting services to the Compensation Committee on matters related to executive compensation. All services provided by F.W. Cook were at the direction of the Compensation Committee. The Compensation Committee has assessed F.W. Cook's independence and confirmed that F.W. Cook's work did not raise any conflict of interest.

Executive Compensation-Related Fees

        The total compensation paid to F.W. Cook in 2015 was $207,433 and in 2014 was $86,948. F.W. Cook provided no other services to Progressive in 2015 or 2014.

Summary of Compensation Elements

        A key objective of Progressive's compensation programs is to ensure that compensation is aligned with its corporate strategies, business objectives and the long-term interests of Progressive shareholders. To do this, Progressive's compensation programs reinforce pay-for-performance principles by aligning the payouts from executive compensation programs with Progressive's financial performance.

Key Performance Elements of the Executive Compensation Program

  •
  Link pay to performance.  Progressive's compensation philosophy is to compensate its executive officers based on (i) the achievement of clearly articulated and measurable corporate performance goals that are designed to drive short- and long-term financial, operational and strategic business objectives, and (ii) the achievement of their personal contributions.

  •
  Majority of executive pay is variable, "at risk" compensation.  In accordance with Progressive's compensation philosophy, incentives consist of an annual bonus plan, which is short-term in nature, and long-term incentives, including equity grants, which have a longer-term focus. The Compensation Committee reviews information provided by its independent advisors and management to determine the appropriate level and mix of incentive compensation. For 2015, and historically, the Compensation Committee has determined that a majority of the compensation incentives to executive officers should be in the form of performance based short-term and long-term incentive compensation. As such, a significant portion of the NEOs target total direct compensation was variable, at-risk compensation and therefore inherently and directly correlated with the degree of achievement of performance goals and movement in Progressive's share price. "Target total direct compensation" is the sum of annual base salary, target short-term incentive and target long-term incentive awards.

  •
  Pay is set at a competitive level.  In order to retain and motivate a high performing executive team, Progressive's executives' pay is reviewed against a comparator group consisting of companies of similar size and complexity to Progressive, and who are regarded as competitors for executive talent. Target total direct compensation for Progressive's Named Executive Officers is based on the median of the comparator group, with the possibility for above median payout for superior performance. Further information about Progressive's pay benchmarking can be found below under the heading "Pay Benchmarking".

Elements of Total Compensation

Base Salary

        The principal purpose of base salary is to compensate Progressive's Named Executive Officers for their primary roles and responsibilities. Market data from the 2015 comparator group was considered in determining base salary targets for Named Executive Officers based on each Named Executive Officer's position and responsibility. A Named Executive Officer's actual salary relative to this competitive data varies based on the level of his or her responsibility, experience, individual performance and future potential. Specific salary increases take into account these factors and the current market for executive talent. The Compensation Committee reviews each Named Executive Officer's salary and performance annually. The Compensation Committee believes that the base salaries paid to these Named Executive Officers in 2015 are market competitive and reflect the scope of responsibility and experience of each Named Executive Officer.

Short-Term Incentive Plan

        In fiscal 2015, the Named Executive Officers participated in an annual bonus plan which entitles senior officers to annual cash bonuses. The annual bonus is based on Progressive's success in achieving financial and safety objectives, as well as the achievement of individual goals. The Compensation Committee approved the Named Executive Officers' annual objectives for 2015 and reviewed their performance during 2015, subject to the approval of the Progressive board of directors. The Compensation Committee also recommended for approval by the Progressive board of directors the fiscal 2015 awards for the STIP.

        For 2015, the STIP components for senior management employees were designed to achieve further alignment with Progressive shareholders' interests. Performance is measured relative to annual targets that were approved by the Progressive board of directors prior to the outset of the fiscal year.

        The awards under the STIP are generally paid in the first quarter of the fiscal year following the relevant performance period, and are based upon achieving pre-determined levels of earnings before interest and taxes ("EBIT"), free cash flow, safety and individual goals (the "Performance Metrics"), all of which are approved by the Compensation Committee at the beginning of the performance period (EBIT goals comprise 50%, free cash flow goals comprise 25%, safety goals comprise 15% and individual goals comprise 10% of the STIP). The amount paid under the STIP varies with relative achievement against each of the Performance Metrics. For 2015, Progressive achieved 70% of the EBIT goal; however, Progressive did not meet either its free cash flow or safety goals.

        The table below provides an overview of how the Performance Metrics are calculated. The threshold for payout is 90% achievement and maximum payout is over-achieved by 13% (on a dollar basis).

Performance Scenario	EBIT Measure — % Target Award Paid	Other Measures (Free Cash Flow, Safety and Individual Goals) — Award Amounts

If EBIT <= 100% of Target Achieved	Pays at actual % of Target Achieved	Pays at % of Target Achieved up to 100%

If EBIT > 100% of Target Achieved	Pays at actual % of Target Achieved	Pays at % of Target Achieved up to 100% × EBIT Multiplier

        Progressive's calculation of EBIT is based on the consolidated statement of operations and comprehensive income or loss and is net income before, as applicable, net loss from equity accounted investee, income tax expense, re-measurement gain on previously held equity investment, loss on extinguishment of debt, net loss on financial instruments, net foreign exchange gain, interest on long-term debt, restructuring expenses and certain other amounts recorded to selling, general and administration expense, including transaction and related costs or recoveries, fair value movements in options, restricted share expense and non-operating or non-recurring expenses.

        For incentive plan purposes, in determining actual performance achieved against financial performance goals, the Compensation Committee, under the pre-established terms of the STIP, may exclude the effect of unusual or otherwise non-operational matters that it believes do not accurately reflect results of operations expected from management. Furthermore, exclusions may be made to ensure that rewards are aligned with sound business decisions and are not influenced by potential short-term gains. The Compensation Committee may in its discretion determine to vary the amounts awarded under the STIP.

Long-Term Incentive Programs

        For 2015, Progressive provided its executive officers with annual LTIP awards through two vehicles: time-based Progressive PSUs and Progressive restricted shares. The individual LTIP award values reflect individual roles and responsibilities, market data, performance and tenure. The weighting of these two vehicles reflect the objective to provide 60% of the LTIP in the form of performance awards (Progressive PSUs) and the balance in the form of retention awards (Progressive restricted shares).

        Progressive PSUs.    60% of the LTIP awards granted to Progressive's Named Executive Officers in fiscal 2015 were in the form of cash-settled Progressive PSUs. The Progressive PSUs are based on performance versus targeted one-year (2015) Operating Cash Flow ("OCF") and three-year average (2015-2017) Return on Invested Capital ("ROIC"). We believe that Progressive shareholders are primarily concerned with Progressive's ability to generate free cash flow and provide them with a reasonable return on their investment. In addition, we use these variables to closely align management's interests with those of Progressive shareholders. Further, these variables tie long-term incentive compensation more directly to Progressive's NEO's and senior management's actual performance rather than to measures subject to stock market volatility. Both such financial measures are also calculated as if the exchange rate between Canada and the United States is at parity.

        The payouts of the Progressive PSUs, which are payable at the end of the applicable three-year period, are based on achieving pre-determined levels of OCF and ROIC, both of which are approved by the Compensation Committee at the beginning of the performance period. If Progressive's OCF exceeds target by 10% or more on a dollar basis and ROIC exceeds target by 10% or more on a percentage basis, then the awards will be a maximum of 175% of the target awards. Achievement of OCF at the threshold of 90% of target on a dollar basis would result in the awards being 25% of the target awards. Results between the threshold and target, and results between target and maximum, are interpolated. Each of the two measures, OCF and ROIC, is weighted equally. If neither threshold is reached, then no award will be paid for the applicable period.

        In 2015, the Compensation Committee established the Progressive PSU payout and performance targets for the performance period. The 2015 OCF target was $378 million (at parity) and the 2015-2017 ROIC target is 7.47%. Progressive's 2015 OCF performance of $338 million represents an achievement of 89% of the target amount. ROIC performance is only determinable at the end of 2017. ROIC performance in 2015 was 7.41%.

        Progressive restricted shares.    40% of the LTIP awards granted to Progressive's Named Executive Officers in fiscal 2015 were in the form of Progressive restricted shares. The Progressive restricted shares vest on the third anniversary of the grant date. Progressive restricted shares are intended to provide a strong incentive for employee retention and promote the building of shareholder value.

Perquisites and other Programs

        Certain limited benefits are provided to Progressive's Named Executive Officers. These are limited primarily to allowances and certain club memberships and, in general, make up a small percentage of each Named Executive Officer's total compensation, as discussed in the "Summary Compensation" table below.

Retirement Plans

        In respect of the Named Executive Officers, below is a table summarizing the opening and closing asset value of the defined contribution pension plan deferred profit sharing plan ("DPSP") or the employer's 401(k) Savings Plan ("401(k)"). Column (c), referred to as "Compensatory", includes the matching contribution made by the employer for 2015. Column (d) shows the value of the NEO DPSP account at the end of the year inclusive of investment gains and employer contributions. Progressive's NEOs do not participate in any defined benefit pension plans.

Name (a)	Accumulated value at start of year ($) (b)	Compensatory ($) (c)	Accumulated value at year end ($) (d)

Joseph D. Quarin(1) Former President and Chief Executive Officer	216,093	9,920	214,744

Kevin Walbridge Former Executive Vice President and Chief Operating Officer	31,224	7,650	61,863

Ian M. Kidson(1)(3) Former Executive Vice President and Chief Financial Officer	15,132	9,920	40,197

Dan D. Pio(1)(2) Chief Executive Officer	38,967	9,920	65,178

Thomas E. Miller(3) Senior Vice President, Operations & Safety	115,481	6,067	186,590

(1)
In 2015, Messrs. Quarin, Kidson, and Pio participated in the deferred profit sharing plan (DPSP), which is available to all salaried employees of Progressive Waste Solutions Canada Inc., Progressive's Canadian operating subsidiary. Under the DPSP, Progressive or a subsidiary contributes up to 3% of the employees' base salary and any annual cash bonus into the DPSP, up to the maximum allowable under the Tax Act. In 2015, the maximum allowable contribution to the DPSP was $12,685. The employee controls the investment of all funds deposited in the DPSP. Messrs. Quarin, Kidson and Pio receive their contributions in Canadian funds. For purposes of this presentation, Canadian dollar amounts have been converted to U.S. dollars based on the Bank of Canada average rate of exchange for 2015 of Cdn.$1.00 = $0.78.

(2)
During 2015, Mr. Pio held the position of Executive Vice President, Strategy and Business Development. On January 19, 2016, Mr. Pio was appointed Chief Integration Officer in connection with Progressive's proposed business combination with Waste Connections, and on January 29, 2016, Mr. Pio became Chief Executive Officer of Progressive.

(3)
In 2015, Mr. Walbridge and Mr. Miller participated in the 401(k) on the same level as all other eligible employees. The employer's contribution on behalf of an employee is equal to 50% of the first 6% of eligible pay contributed to the 401(k) plan by the employee.

Pay Benchmarking

        In 2015, the Compensation Committee with the assistance of F.W. Cook undertook a comprehensive competitive market benchmarking analysis for the Named Executive Officers.

        Following this review, the Compensation Committee approved 18 companies to comprise the comparator group for the 2015 and 2016 pay benchmarking analyses. The comparator group is composed of North American waste management companies in related industries with similar business models with median 2015 fiscal year-end revenues of $2,109 million, which was slightly higher than Progressive's revenue of $1,925 million, and median market capitalization as of September 30, 2015 of $1,846 million which was lower than Progressive's market capitalization of $2,574 million. Overall, Progressive approximates the peer group on all measures (revenues, operating income, net income and employees). The Compensation Committee believes that to attract and retain senior management, the North American waste management industry is the most appropriate comparator group for the Corporation, recognizing that just under two-thirds of the Corporation's revenue is generated from U.S. markets, and that the Corporation's senior management team is based in both Canada and the United States.

        The North American waste management comparator group of companies included in F.W. Cook's review and approved by the Compensation Committee consist of the following 18 companies of similar size and in related industries:

Atlas Air Worldwide Holdings, Inc. Casella Waste Systems, Inc. Cintas Corporation Clean Harbors Inc. Con-Way, Inc.	Covanta Holding Corporation Harsco Corporation Newalta Corporation NewPark Resources, Inc.	Republic Services, Inc. Russell Metals Inc. Stericycle Inc. Tetra Tech, Inc. Toromont Industries Ltd.(1)	TransForce Inc. Waste Connections, Inc. Waste Management, Inc. Werner Enterprises, Inc.

(1)
Added for the 2015 pay benchmarking analysis pursuant to F.W. Cook's recommendation following its review of Progressive's comparator group.

        The pay benchmarking analysis performed at the end of 2015 was relied upon by the Compensation Committee for its 2015 compensation decisions.

        In assessing the competitiveness of the Named Executive Officers' target total compensation, the Compensation Committee reviewed the market data presented by F.W. Cook. Based on that market data the Named Executive Officers' target total direct compensation program was generally positioned below the median of the comparator group.

        The Compensation Committee uses benchmarking as a point of reference for measurement. Benchmarking, however, is not the determinative factor for Progressive's Named Executive Officers' compensation, and does not supplant the analyses of the individual performance of the Named Executive Officers that is considered when making compensation decisions.

Managing Compensation Related Risk

        The Compensation Committee has discussed the impact that its compensation policies and practices for all of Progressive's employees may have on Progressive's management of risk and has concluded that Progressive's programs do not encourage excessive risk taking. We believe that Progressive's approach to setting performance targets, evaluating performance, and establishing payouts does not promote excessive risk taking. Further, Progressive's compensation mix of base salary, annual cash bonuses and long term equity grants provide the appropriate balance of near term performance improvement with sustainable long term value creation. The Compensation Committee considered that these policies have been well-designed, consistently applied, and effectively implemented over a period of time. Strong internal controls are in place. Employees are also required to annually re-commit to their adherence to Progressive's Code of Conduct.

        The Compensation Committee considers, among other factors, the following aspects of Progressive's compensation policies and practices when evaluating whether such policies and practices encourage Progressive's employees to take unreasonable risks:

  •
  measurable performance targets are established annually for each operating unit on a company-wide basis to encourage behavior that is in the best long-term interests of Progressive and Progressive shareholders;

  •
  performance-based awards include threshold, target, and maximum payouts correlating to a range of performance benchmarks, which are based on a variety of indicators of performance, which limits risk-taking behavior;

  •
  performance targets may be adjusted to exclude the benefit or detriment of extraordinary events to ensure that employees are compensated on results within their control or influence;

  •
  Progressive's equity-based compensation with time-based vesting accounts for a significant period of risk and ensures that the interests of participating employee are aligned with the long-term interests of Progressive shareholders;

  •
  payouts under Progressive's performance plans remain at the discretion of Progressive's Compensation Committee even if targeted performance levels are reached;

  •
  share ownership guidelines require members of the Progressive board of directors, NEOs, and other senior level management employees to maintain significant ownership levels in Progressive common shares, which aligns their personal wealth with the long-term performance of Progressive;

  •
  Progressive's Compensation Committee is advised by an independent compensation consultant that does not perform any work for management; and

  •
  Progressive has claw back provisions in its equity award agreements, as well as a claw back policy designed to recoup compensation in cases when cause or misconduct are found.

Claw Back Policy

        The Compensation Committee has adopted a claw back policy to facilitate the recovery of incentive plan awards in certain circumstances. The claw back policy requires reimbursement, in all appropriate cases, of any STIP or LTIP compensation awarded to an executive officer or effecting the cancellation of non-vested restricted share awards and share options previously granted to the Named Executive Officers and other officers if: (a) the amount of the bonus or incentive compensation was calculated based upon the achievement of certain financial results that were subsequently the subject of a restatement, (b) the executive engaged in intentional misconduct that caused or partially caused the need for the restatement, and (c) the amount of the bonus or incentive compensation that would have been awarded to the executive had the financial results been properly reported would have been lower than the amount actually awarded. The Compensation Committee will retain discretion to review and determine the required reimbursement under the claw back policy. This initiative supports the Compensation Committee's commitment to review and implement good governance practices in a tailored manner for Progressive and to fulfill its mandate.

Share Ownership Guidelines

        To encourage the Named Executive Officers and Progressive's other officers to build and maintain equity in Progressive, Progressive in 2010 implemented shareholding requirements for Named Executive Officers and certain other officers. In 2015, the Compensation Committee re-evaluated Progressive's shareholder ownership guidelines. Following this review, and based on a number of factors, including the advice of F.W. Cook, the Compensation Committee made adjustments to Progressive's share ownership guidelines. Under the new share ownership guidelines, starting in 2016, the minimum shareholdings by the current Named Executive Officers are now 2.0x base salary and 1.0x base salary for certain of Progressive's other officers. Under the new share ownership guidelines, there is no minimum fixed period by which the minimum shareholdings must be achieved.

Performance Graph

        The following graph compares the percentage change in the cumulative shareholder return for Cdn.$100.00 invested in Progressive common shares with the total cumulative return of the S&P/TSX Total Return Index for the period from December 31, 2011 until December 31, 2015. Assuming reinvestment of dividends, Cdn.$100.00 invested in common shares of Progressive on December 31, 2011 was worth Cdn.$151.00 on December 31, 2015.

Total Return from December 31, 2011 to December 31, 2015
Indexed to 100 (%)

Source Bloomberg

	Dec. 31/10	Dec. 31/11	Dec. 31/12	Dec. 31/13	Dec. 31/14	Dec. 31/15

Progressive common shares	100	123.6	136.9	171.4	232.8	151.0

S&P 500	100	107.3	115.0	129.9	143.6	180.6

S&P/TSX	100	121.7	140.3	192.8	234.9	112.0

        As there are no publicly traded non-hazardous solid waste management companies in Canada, the performance of the Progressive common shares cannot be charted against an industry sub-index of various Canadian industry peers. As such, the trend in compensation to the Named Executive Officers during the past five years does not directly compare with the broader market trends in the above chart.

        It is, however, worthwhile to note that, while the trend shown in the graph above did not initially reflect the increased growth in NEO compensation during the first two years of the applicable five year period, NEO compensation (on an aggregated basis) has in more recent years remained steady or decreased year over year (provided that termination payments made by Progressive to certain previous NEOs from Progressive are excluded). As can be seen from the previous discussion, the Compensation Committee has also aimed to ensure that the majority of NEO compensation is awarded through its incentive programs so that such compensation is directly linked to corporate performance and aligned with shareholder objectives. Please see the "Summary Compensation Table" below for a discussion of the NEO's total compensation over the last three years.

Summary Compensation Table

        The following table provides summary information respecting compensation received in or in respect of the financial years ended December 31, 2013, 2014 and 2015 by each of the Named Executive Officers.

						Non-equity incentive plan compensation ($)
Name and principal position	Year	Salary ($)	Share-based awards(3)(4)(5) ($)		Option-based awards(3)(4)(5) ($)	Annual incentive plans(6)	Long- term incentive plans	Pension value ($)	All other compensation ($)		Total compensation ($)

Joseph D. Quarin(1)(2) Former President and Chief Executive Officer	2015 2014 2013	586,500 656,270 655,223	879,744 738,235 711,193		— 246,103 256,616	246,330 568,986 688,967	— — —	9,920 11,283 11,779	80,357 103,826 114,207	(9)	1,802,851 2,324,703 2,437,985

Kevin Walbridge Former Executive Vice President and COO	2015 2014 2013	485,000 475,000 311,865	484,890 356,213 214,422		— 118,748 —	169,750 343,188 196,070	— — —	7,650 7,650 8,348	90,345 83,268 98,998	(10)	1,237,635 1,384,067 829,702

Ian M. Kidson(2) Former Executive Vice President and Chief Financial Officer	2015 2014 2013	340,170 384,710 364,013	340,168 288,534 259,365		— 96,179 91,003	119,060 277,953 290,345	— — —	9,920 11,283 11,779	22,946 22,373 21,890	(11)	832,264 1,081,033 1,038,395

Dan D. Pio(2)(7) Chief Executive Officer	2015 2014 2013	346,973 393,762 407,694	346,971 295,333 1,596,283	(8)	— 98,440 101,926	156,997 284,493 293,092	— — —	9,920 11,283 11,779	57,422 62,145 57,891	(12)	918,283 1,145,458 2,468,665

Thomas E. Miller Senior Vice President, Operations & Safety	2015 2014 2013	296,514 290,700 285,000	222,385 163,528 152,308		— 54,506 53,420	97,270 157,523 161,512	— — —	6,067 6,161 4,368	15,944 13,193 12,448	(13)	638,180 685,612 669,056

(1)
Mr. Quarin did not receive compensation for acting as a director of Progressive during 2015.

(2)
Messrs. Quarin, Kidson and Pio received their compensation in Canadian funds. For purposes of this presentation, Canadian dollar amounts have been converted to U.S. dollars based on the Bank of Canada average rate of exchange for 2015 of Cdn.$1.00 = $0.78; for 2014 of Cdn.$1.00 = $0.90; and for 2013 of Cdn.$1.00 = $0.97.

(3)
In 2015, the NEOs received share-based awards consisting of Progressive PSUs and Progressive restricted shares pursuant to the 2015 LTIP. The grant date fair values of the Progressive PSUs and Progressive restricted shares for the NEOs are as follows, respectively:

•
for Mr. Quarin, $527,850 and $351,894;

•
for Mr. Walbridge, $291,000 and $193,890;

•
for Mr. Kidson, $204,102 and $136,066;

•
for Mr. Pio, $208,184 and $138,787; and

•
for Mr. Miller, $133,431 and $88,954.

  The grant date fair value for the Progressive PSUs is the closing price on the TSX on December 31, 2014 (or Cdn.$34.93). The number of Progressive PSUs that vest depends on the achievement of OCF and ROIC performance measures for the 2015-2017 performance cycle discussed above under the heading "2015 Compensation Decisions for Named Executive Officers".

  The grant date fair value for the Progressive restricted shares is based on the purchase price of Progressive common shares at Cdn.$34.93 for Messrs. Quarin, Kidson and Pio and a U.S. equivalent amount of US$27.25 for Messrs. Walbridge and Miller.

  During 2015, options were granted to two NEOs to purchase Progressive common shares at Cdn.$35.19 (US$27.52, if so elected) per share as follows: Mr. Walbridge — 400,000; Mr. Kidson — 200,000. The grant date fair value of the options has been calculated in accordance with the Monte Carlo Simulation methodology based on the grant date of August 25, 2015. The key valuation assumptions used were the fair value of a share on the grant date of Cdn.$35.12, stock price volatility of 29.0% and a term of 10 years.

  Pursuant to the terms of these grants, these options were automatically forfeited effective January 19, 2016, being the date that Messrs. Walbridge and Kidson stepped down from their positions with Progressive. See "Certain Developments in Respect of Named Executive Officers" of this Schedule I.

(4)
Amounts reported for 2014 represent the grant date fair value for the Progressive PSUs is the closing price on the TSX on December 31, 2013 or Cdn.$26.27. The number of Progressive PSUs that vest depends on the achievement of OCF and ROIC performance measures for the 2014-2016 period.

The grant date fair value for the Progressive restricted shares for 2014 is based on the purchase price of Progressive common shares at Cdn.$27.30 for Mr. Quarin, Mr. Kidson, and Mr. Pio and a U.S. equivalent amount of US$24.63 for Messrs. Walbridge and Miller.

  Options were granted to the NEOs in 2014 to purchase Progressive common shares at Cdn.$27.84 per share as follows: Mr. Quarin — 57,358; Mr. Walbridge — 28,006; Mr. Kidson — 22,416; Mr. Pio — 22,943; and Mr. Miller — 12,855. The grant date fair value of the options has been calculated in accordance with the Black-Scholes-Merton methodology. The key valuation assumptions used were the fair value of a Progressive common share on the grant date of Cdn.$27.84, stock price volatility of 22.34%, dividend yield of 2.16% and a term of 4.9 years.
  Amounts reported for 2013 represent the grant date fair value of Progressive PSUs awarded during that year. The grant date fair value for the Progressive PSUs has been calculated in accordance with the Black-Scholes-Merton methodology. The key valuation assumptions used were the fair value of a Progressive common share of Cdn.$19.87 on the grant date, stock price volatility of 21.38%, dividend yield of 2.62% and a term of 3.00 years. The number of Progressive PSUs that vest depends on the achievement of OCF and ROIC performance measures for the 2013-2015 performance cycle.
  The grant date fair value for the Progressive restricted shares for 2013 are based on the purchase price of Progressive common shares at Cdn.$21.40 for Mr. Quarin, Mr. Walbridge, Mr. Kidson, Mr. Pio and Mr. Miller.
  Options were granted to the NEOs in 2013 to purchase Progressive common shares at Cdn.$21.35 per share as follows: Mr. Quarin — 46,788; Mr. Kidson — 17,329; Mr. Pio — 19,409; and Mr. Miller — 9,908. The grant date fair value of the options has been calculated in accordance with the Black-Scholes-Merton methodology. The key valuation assumptions used were the fair value of a Progressive common share on the grant date of Cdn.$19.87, stock price volatility of 35.45%, dividend yield of 2.62% and a term of 4.9 years.

(5)
The grant date fair value for the share based awards is the same as the accounting fair value.

(6)
This reflects the value awarded to each Named Executive Officer under the STIP.

(7)
During 2015, Mr. Pio held the position of Executive Vice President, Strategy and Business Development. On January 19, 2016, Mr. Pio was appointed Chief Integration Officer in connection with Progressive's proposed business combination with Waste Connections, and on January 29, 2016, Mr. Pio became Chief Executive Officer of Progressive.

(8)
Mr. Pio received a grant of Progressive restricted shares in 2013. The grant date fair value of the Progressive restricted shares is $1,305,786 based on the purchase price of 60,000 Progressive common shares at Cdn.$22.42.

(9)
For Mr. Quarin, includes dividends on Progressive restricted shares and LTIP shares of $58,303 and certain perquisites of $26,577.

(10)
For Mr. Walbridge, includes dividends on Progressive restricted shares and LTIP shares of $37,962 and certain perquisites of $52,383.

(11)
For Mr. Kidson, includes dividends on Progressive restricted shares and LTIP shares of $7,253 and perquisites of $18,846.

(12)
For Mr. Pio, includes dividends on Progressive restricted shares and LTIP shares of $38,634 and perquisites of $21,180.

(13)
For Mr. Miller, includes dividends on Progressive restricted shares and LTIP shares of $5,348 and perquisites of $10,956.

 Incentive Plan Awards

        The following table presents the share and option based awards to the Named Executive Officers outstanding at the end of 2015.

	Option-Based Awards(1)					Share-Based Awards
Name	Number of securities underlying unexercised Options (#)		Option exercise price ($)(2)	Option expiration date(4)	Value of unexercised in-the-money Options(5) ($)	Number of shares that have not vested(6) (#)	Market or payout value of share-based awards that have not vested(5)(6) ($)	Market or payout of vested share based awards not paid out or distributed(5)(6) ($)

Joseph D. Quarin	283,000	(3)	15.64	August 24, 2018	5,435,126	38,017	969,175	1,941,945
Former President	210,000	(4)	15.87	December 31, 2021
and Chief Executive	46,788	(4)	16.70	March 25, 2023
Officer	57,358	(4)	21.77	March 19, 2024

Kevin Walbridge	28,006		21.77	March 19, 2024	104,247	58,218	1,484,163	—
Former Executive	400,000	(8)	27.52	August 24, 2025
Vice President and
Chief Operating Officer

Ian M. Kidson	17,329	(4)	16.70	March 25, 2023	235,891	14,529	370,391	—
Former Executive	22,416		21.77	March 19, 2024
Vice President and	200,000	(8)	27.52	August 25, 2025
Chief Financial
Officer

Dan D. Pio(7)	19,409	(4)	16.70	March 25, 2023	256,152	75,342	1,920,709	—
Chief Executive	22,943		21.77	March 19, 2024
Officer

Thomas E. Miller	9,908	(4)	16.70	March 25, 2023	135,016	8,424	214,755	—
Senior Vice	12,855		21.77	March 19, 2024
President,
Operations & Safety

(1)
As of April 12, 2016 the total number of Progressive common shares issuable on the exercise of options outstanding was 990,060 or approximately 0.9% of outstanding Progressive common shares.

(2)
Exercise prices are in Canadian dollars and for this presentation have been converted to U.S. dollars based on the Bank of Canada average rate of exchange for 2015 of $1.00 = $0.78.

(3)
The options expiring August 24, 2018 were granted on August 26, 2008. The options expiring December 31, 2021 were granted on August 20, 2012. The options expiring on March 25, 2023 were granted on March 26, 2013. The options expiring on March 19, 2024 were granted on March 19, 2014.

(4)
Options expiring December 31, 2021 vest on December 31, 2016. Options expiring March 25, 2023 vest on March 25, 2016. Options expiring March 19, 2024 vest on March 19, 2017.

(5)
Values presented are based on the December 31, 2015 closing price of the Progressive common shares on the TSX of Cdn.$32.60 and converted to U.S. dollars based on the Bank of Canada average exchange rate for 2015 of Cdn.$1.00 = $0.78.

(6)
LTIP shares and bonus equity awards which have not vested as of December 31, 2015.

(7)
During 2015, Mr. Pio held the position of Executive Vice President, Strategy and Business Development. On January 19, 2016, Mr. Pio was appointed Chief Integration Officer in connection with Progressive's proposed business combination with Waste Connections, and on January 29, 2016, Mr. Pio became Chief Executive Officer of Progressive.

(8)
Pursuant to the terms of these grants, these options were automatically forfeited effective January 19, 2016, being the date that Messrs. Walbridge and Kidson stepped down from their positions with Progressive. See "Certain Developments in Respect of Named Executive Officers" of this Schedule I.

 Incentive Plan Awards — Value Vested or Earned During Year

        The following table sets out details concerning share and option based awards to the Named Executive Officers, based on amounts vested or earned during 2015.

Name	Option-based awards — Value vested during the year ($)	Share-based awards — Value vested during the year ($)	Non-equity incentive plan compensation — Value earned during the year ($)

Joseph D. Quarin Former President and Chief Executive Officer	—	—	—

Kevin Walbridge Former Executive Vice President and Chief Operating Officer	—	—	—

Ian M. Kidson Former Executive Vice President and Chief Financial Officer	—	—	—

Dan D. Pio(1) Chief Executive Officer	—	—	—

Thomas E. Miller Senior Vice President, Operations & Safety	—	—	—

(1)
During 2015, Mr. Pio held the position of Executive Vice President, Strategy and Business Development. On January 19, 2016, Mr. Pio was appointed Chief Integration Officer in connection with Progressive's proposed business combination with Waste Connections, and on January 29, 2016, Mr. Pio became Chief Executive Officer of Progressive.

Share Option Plan

        Progressive has an Amended and Restated Share Option Plan (the "Option Plan"), pursuant to which options and tandem stock appreciation rights may be granted to any director (other than non-employee directors), officers or management employees of Progressive. At the 2015 Annual Meeting, Progressive shareholders approved a resolution to increase the number of Progressive common shares reserved for issuance under the Option Plan to 6,260,565, which represent, on a fully diluted basis, approximately 5.73% of the issued and outstanding Progressive common shares as of April 12, 2016. The only limit on grants to individual participants under the Option Plan is that no more than 10% of the total outstanding Progressive common shares can be issued to insiders of Progressive in a year under the Option Plan and any other security based compensation arrangement. The Compensation Committee fixes the exercise price of an option at the time of the grant, provided that the exercise price per Progressive common share cannot be less than the closing trading price of a Progressive common share on the primary exchange on which the Progressive common shares are traded (i.e., the TSX) on the business day immediately preceding the grant date. Similarly, SARs issued in tandem with an option provides the holder with the right to surrender all or a portion of his or her vested options in exchange for an amount equal to (i) the closing trading price of a Progressive common share on the primary exchange on which the Progressive common shares are traded (i.e., the TSX) on the business day immediately preceding the date of determination minus the exercise price of the option. Neither options nor tandem stock appreciation rights may be transferred or assigned.

        The Compensation Committee may fix the term of an option, provided that the exercise period shall not exceed 10 years from the grant date. Under the Option Plan, unless varied by the Compensation Committee in the option agreement, options vest over four years at a rate of 25% per year. See the summary tables above under the heading "Incentive Plan Awards" for a summary of the vesting schedules for outstanding options.

        If an option holder ends his or her employment or service with Progressive, any unvested options will vest during a specific period of time or be forfeited depending on the reason for him or her leaving Progressive. Similarly, vested options may either continue to be exercised during the same period, be exercisable for a shorter period, or be forfeited depending on the reason for him or her leaving Progressive. See the section entitled "Termination and Change of Control Benefits" below.

        The Option Plan provides that shareholder approval is not required for any amendments to the Option Plan or an option granted under the Option Plan, except for any amendment or modification that:

  •
  increases the number of Progressive common shares issuable under the Option Plan, including an increase to a fixed maximum number of Progressive common shares or a change from a fixed maximum number of Progressive common shares to a fixed maximum percentage;

  •
  increases the length of the period after a blackout period during which options, awards, or any rights pursuant thereto may be exercised;

  •
  reduces the exercise price of an option or that would result in the exercise price for any option being lower than the fair market value of a share at the time the option is granted, except a reduction in the exercise price in connection with any stock dividend, stock split, combination or exchange of Progressive common shares, merger, consolidation, spin-off or other distribution, or other change in the capital of Progressive affecting the Progressive common shares;

  •
  expands the categories of eligible person which would have the potential of broadening or increasing insider participation;

  •
  results in an amendment to termination provisions providing an extension beyond the original expiry date, except a permitted automatic extension of an option expiring during a blackout period

  •
  results in participants receiving Progressive common shares while no cash consideration is received by Progressive;

  •
  requires security holder approval under applicable law (including, without limitation, the rules, regulations and policies of the TSX and the NYSE);

  •
  would allow for the transfer or assignment of options by participants;

  •
  grants additional powers to the Progressive board of directors to amend the Option Plan or any entitlements thereunder;

  •
  extends the term of options held by insiders; or

  •
  changes the insider participation limits which result in security holder approval being required on a disinterested basis.

Certain Developments in Respect of Certain NEOs

        Following the signing of the Merger Agreement, Joseph Quarin, former President and Chief Executive Officer, Kevin Walbridge, former Chief Operating Officer and Ian Kidson, former Chief Financial Officer, stepped down from their respective roles and Progressive appointed Dan Pio as the Chief Executive Officer and William Herman as the interim Chief Financial Officer. In connection with such transition, Progressive has entered into separation letters with Messrs. Quarin, Walbridge and Kidson in full settlement of all matters with respect to their employment with Progressive, including as provided under their employment agreements.

        Mr. Quarin's separation letter entitled him to the following severance benefits: (i) lump sum payment of Cdn.$5,458,664; (ii) Progressive's contribution of its premium payment for medical, dental and vision for 24 months and reimbursement of the cost of converting group life insurance, long-term disability and out-of-country coverage to private coverage for 24 months following termination of employment; (iii) 24 months continuation of a car allowance of Cdn.$1,844.51 per month; (iv) up to Cdn.$7,000 in reimbursement of annual country club membership dues for 2016 and 2017; (v) full vesting of stock options granted under Progressive's Stock Option Plan and awards under the 2013, 2014 and 2015 LTIPs; (vi) a payment of Cdn.$315,000 in settlement of his entitlements under the 2015 STIP; and (vii) a payment of Cdn.$19,038 with respect to his accrued vacation for 2015 and 2016. In consideration of the payments and benefits provided under the separation letter, Mr. Quarin entered in to a general release of claims and agreed to non-interference, non-solicitation, non-competition and confidentiality covenants for 24 months post-employment and mutual non-disparagement covenants.

        Mr. Walbridge's separation letter entitled him to the following severance benefits: (i) a lump sum payment of $2,972,834; (ii) 24 months reimbursement of COBRA costs at a monthly rate of $509.41; (iii) a payment of $840 for his 2016 pro-rated SERP entitlement; (iv) a payment of $606,720 for 400,000 unvested stock option awards forfeited by Mr. Walbridge; and (v) full vesting and cash out of awards under the LTIPs. Mr. Walbridge's outstanding awards under the LTIPs and his bonus shares granted under his employment agreement were settled in cash for $2,746,749. Mr. Walbridge was also entitled to $169,750, in settlement of his entitlements under the 2015 STIP. In consideration of the payments and benefits provided under the separation letter, Mr. Walbridge entered in to a general release of claims and agreed to non-interference, non-solicitation and non-competition covenants for 12 months post-employment and confidentiality and mutual non-disparagement covenants.

        Mr. Kidson's separation letter entitled him to the following severance benefits: (i) a lump sum payment of Cdn.$2,221,452; (ii) 24 months payment of benefit plan premiums; (iii) a payment of Cdn.$20,000 for his SERP entitlement; (iv) a payment of Cdn.$544,490 for 200,000 unvested stock option awards forfeited by Mr. Kidson; and (v) full vesting of awards under the LTIPs. Mr. Kidson's outstanding awards under the LTIP were settled in cash for Cdn.$2,259,681. Mr. Kidson was also entitled to Cdn.$152,250, in settlement of his entitlements under the 2015 STIP. In consideration of the payments and benefits provided under the separation letter, Mr. Kidson entered in to a general release of claims and agreed to non-interference, non-solicitation and non-competition covenants for 24 months post-employment and confidentiality and mutual non-disparagement covenants.

Employment Agreements and Change of Control Benefits

        Mr. Pio entered into an employment agreement with Progressive on January 1, 2012. On January 29, 2016 he became Progressive's Chief Executive Officer. Mr. Pio's employment agreement generally provides terms and conditions of employment, including annual base salary, annual bonus opportunity and eligibility for equity awards. Mr. Pio's employment agreement also provides that upon a termination of his employment by Progressive without cause or resignation by Mr. Pio for good reason, within the period commencing 30 days prior to the signing of a definitive agreement in connection with a change in control and ending 24 months following a change in control, he shall be entitled to (i) a cash payment equal to 24 months of base salary, (ii) a cash payment equal to two times the sum of the annual bonus at the target amount and the average annual amount allocated under the LTIP for the previous two fiscal years, (iii) full vesting of all unvested incentive compensation and share based compensation; (iv) payment of the annual bonus for the year of termination, pro-rated to the termination date; (v) payment of awards outstanding under the Long Term Incentive Plan, including for the year of termination; and (vi) continued participation in Progressive benefit plans for 24 months. Mr. Pio is subject to non-solicitation and non-competition for 24 months post-employment and confidentiality post-employment.

        Progressive has entered into a retention bonus agreements with Mr. Pio in connection with the Merger. Under Mr. Pio's agreement, he is entitled to payments of $1,000,000, (i) 25% of which was paid on February 1, 2016 following execution of the Merger Agreement, (ii) 25% of which was paid on February 26, 2016 following receipt of required HSR Act approvals for the Merger, and (iii) 50% of which shall be paid on the closing of the Merger, subject to continued employment. If Mr. Pio is terminated without cause prior to the remaining payment date, the unpaid portion of the retention bonus will be paid upon such termination of employment.

        Effective August 1, 2010, Mr. Miller entered into an employment agreement with an indefinite term, in the role of Vice President Projects with an annual base salary of $175,000. Effective April 11, 2013, Mr. Miller became Vice President, Corporate Development and Operations Support. In February 2014, Mr. Miller was promoted to Senior Vice President, Operations and in September 2015, Mr. Miller's responsibilities expanded to include Safety and his title was changed to Senior Vice President, Operations & Safety. Mr. Miller's current annual base salary is $296,514. Mr. Miller is entitled to participate in the LTIP and other compensation plans and is also entitled to a car allowance and certain life insurance benefits. Progressive has agreed to provide Mr. Miller with certain payments and benefits on termination of employment. Upon a termination without cause by Progressive or resignation for good reason by Mr. Miller, he shall be entitled to: (i) an amount equal to 18 months of base salary; (ii) payment of the annual bonus for the year of termination, pro-rated to the termination date and pro-rated for 18 months post termination;

(iii) immediate vesting of and right to exercise any options for their original term; and (iv) immediate vesting of LTIP awards.

Estimated Payments to NEOs Upon Termination

        The following table presents, for the Named Executive Officers serving in such capacity as at April 12 2016, incremental payments and other benefits to which they would be entitled under their respective employment agreements (where those amounts can be quantified), assuming that the termination circumstances described in those agreements occurred on December 31, 2015:

Name	Termination Without Cause or Resignation for Good Reason(1)(3) ($)	Disability(4) ($)	Retirement ($)	Death ($)

Dan D. Pio(1)(2) Chief Executive Officer	3,564,754	2,176,861	—	2,176,861

Thomas E. Miller Senior Vice President, Operations & Safety	1,128,120	349,771	—	349,771

(1)
Mr. Pio received his compensation in Canadian funds. For purposes of this presentation, Canadian dollar amounts have been converted into U.S. dollars based on the Bank of Canada average rate of exchange for 2015 of Cdn.$1.00 = $0.78.

(2)
During 2015, Mr. Pio held the position of Executive Vice President, Strategy and Business Development. On January 19, 2016, Mr. Pio was appointed Chief Integration Officer in connection with Progressive's proposed business combination with Waste Connections, and on January 29, 2016, Mr. Pio became Chief Executive Officer of Progressive.

(3)
Includes payments on termination without cause or resignation for good reason within 24 months following a change of control for Mr. Pio. Includes payments on termination without cause or resignation for good reason for Mr. Miller.

(4)
If the Named Executive Officer is not entitled to benefits under Progressive's short- and long -term disability programs, the maximum payment on termination for disability will be the amount set forth under "Termination Without Cause or Resignation for Good Reason". The amounts in this column represent the maximum entitlement on termination for disability for the Named Executive Officer if he is entitled to benefits under Progressive's short- and long-term disability programs, and is calculated based on immediate vesting of unvested LTIP awards and bonus equity awards as at December 31, 2015.

        The following table provides additional details regarding the components included in the foregoing presentation of the estimated incremental payments from Progressive to the Named Executive Officers that were serving in such capacity as at April 12, 2016, assuming termination without cause or resignation for good reason on December 31, 2015:

Name	Base Salary(3) ($)	Bonus(4) ($)	Perquisites(5) ($)	LTIP(5) ($)	Vesting of LTIP Entitlements and Bonus Equity Awards and Value of Unexercised Options(6) ($)	Total ($)

Dan D. Pio(1)(2) Chief Executive Officer	693,947	693,947	—	—	2,176,861	3,564,754

Thomas E. Miller Senior Vice President, Operations & Safety	444,771	333,578	—	—	349,771	1,128,120

(1)
Mr. Pio received his compensation in Canadian funds. For purposes of this presentation, Canadian dollar amounts have been converted to U.S. dollars based on the Bank of Canada average rate of exchange for 2015 of Cdn.$1.00 = $0.78.

(2)
During 2015, Mr. Pio held the position of Executive Vice President, Strategy and Business Development. On January 19, 2016, Mr. Pio was appointed Chief Integration Officer in connection with Progressive's proposed business combination with Waste Connections, and on January 29, 2016, Mr. Pio became Chief Executive Officer of Progressive.

(3)
Represents for Messrs. Pio and Miller an amount equal to base salary for 24 months and 18 months, respectively.

(4)
Represents, for Messrs. Pio, and Miller, an amount equal to 2.0 and 1.5 times annual STIP at target, respectively.

(5)
The LTIP component cannot be calculated until the achievement of performance criteria has been determined.

(6)
Bonus equity awards vest on termination without cause and, together with unexercised options, are based on the December 31, 2015 closing price of the Progressive common shares on the TSX of Cdn.$32.60 and converted to U.S. dollars based on the Bank of Canada average exchange rate for 2015 of Cdn.$1.00 = $0.78.

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights(1) ($)		Weighted-average exercise price of outstanding options, warrants and rights(1) ($)	Number of securities remaining available for future issuance under equity compensation plans(1) ($)
Plan Category
Equity compensation plans approved by security holders(4)	106,378		19.90	2,400,000
Equity compensation plans not approved by security holders	—		—	—

Total	106,378	(2)	$19.90	2,400,000	(3)

(1)
As of December 31, 2015.

(2)
Represents approximately 98% of outstanding Progressive common shares as at December 31, 2015.

(3)
Represents approximately 2.19% of outstanding Progressive common shares as at December 31, 2015.

(4)
The figures do not include any stock-based awards of Waste Connections which may be assumed by Progressive in connection with the Merger. See "The Merger — Treatment of Waste Connections Stock-Based Awards in the Merger" and "Equity Incentive Plan Matters — Assumed Waste Connections Equity Plans" in the Circular for a discussion of the stock-based awards of Waste Connections to be assumed by Progressive pursuant to the Merger.

COMPENSATION OF DIRECTORS OF PROGRESSIVE

        The Compensation Committee is responsible for reviewing directors' compensation and recommending changes thereto to the Progressive board of directors. In determining director compensation, the Compensation Committee is guided by the following compensation principles/philosophy:

  •
  compensation is appropriate and competitive with the median of the U.S. market;

  •
  compensation is competitive and fair considering the time, effort and commitment of the directors; and

  •
  the mix and level of compensation should be reviewed against the North American waste management comparator group as well as a broader comparator group of Canadian/U.S. public companies of comparable complexity and size.

Directors' Compensation Arrangements

        Directors receive their compensation in Canadian funds but their compensation is reported in U.S. dollars in the Circular. For purposes of this presentation, Canadian dollar amounts have been converted to U.S. dollars based on the Bank of Canada average rate of exchange for 2015 of Cdn.$1.00 = $0.78.

        Compensation levels for the directors in 2015 are set forth below.

  •
  Cdn.$190,000 annual retainer for being a member of the Progressive board of directors;

  •
  Cdn.$290,000 annual retainer for being the Chair of the Progressive board of directors;

  •
  Cdn.$15,000 additional annual retainer for being the Chair of a committee of the Progressive board of directors;

  •
  total compensation to directors is paid 50% in cash and 50% in Progressive restricted shares — in certain cases where members of the Progressive board of directors have so elected, a greater percentage is paid in Progressive restricted shares; and

  •
  no additional meeting or committee membership fees are paid.

Directors' Compensation Table

        During the year ended December 31, 2015, a total of $68,349 was paid in respect of reimbursement of expenses incurred by the directors relating to travel and other activities attributable to attending Progressive board of directors and Progressive board of directors committee meetings. The former President and Chief Executive Officer of Progressive was not entitled to compensation for acting in the capacity of a director of Progressive; however, all his work-related expenses incurred as a director were reimbursed by Progressive or a subsidiary.

Name	Fees Earned(1) ($)	Share Based Awards(1) ($)	Total(1) ($)
James J. Forese	140,282	140,282	223,974
John T. Dillon	98,678	58,645	157,324
Larry Hughes(2)	37,135	108,459	145,594
Jeffrey L. Keefer	98,678	58,645	157,324
Douglas W. Knight	98,678	58,645	157,324
Sue Lee	91,351	54,243	145,594
Daniel R. Milliard	98,678	58,645	157,324

(1)
Directors receive their compensation in Canadian funds. For purposes of this presentation, Canadian dollar amounts have been converted to U.S. dollars based on the Bank of Canada average rate of exchange for 2015 of Cdn.$1.00 = $0.78.

(2)
Effective July 2, 2014, Mr. Hughes elected to receive 100% of his compensation for Progressive board of directors services in Progressive restricted shares.

Director Share Ownership Guidelines

        On August 3, 2006, the board of trustees of BFI Canada Income Fund, the predecessor of Progressive, approved a "Unit Ownership Program" for trustees of BFI Canada Income Fund, which has been continued for the directors of Progressive. The program, as amended in 2013, provides that by the later of June 30, 2015 or five years from the date of joining the Progressive board of directors, each director will be required to own Progressive common shares having a purchase value or fair market value, whichever is higher, equivalent to six times his or her annual retainer payable in cash. As of April 12, 2016, there were 5 directors' who had already exceeded the share ownership for directors as established above. As of April 12, 2016, Progressive's current directors beneficially owned, in aggregate, 198,657 Progressive common shares.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

        The following table describes Progressive's governance practices. For convenience, these are organized by reference to the requirements set out in National Instrument 58-101 of the Canadian Securities Administrators ("NI 58-101").

NI 58-101 Required Disclosure	Status*	Comments regarding the Corporation's Corporate Governance Practices
1. Progressive board of directors	Yes	A majority of the members of the Progressive board of directors are independent. The independent directors are as follows:

•

John T. Dillon

•

James J. Forese

•

Jeffrey L. Keefer

•

Douglas W. Knight

•

Daniel R. Milliard

•

Susan Lee

•

Larry Hughes

The following directors are presently a director of another reporting issuer or public company in a foreign jurisdiction:

•

John T. Dillon serves on the Board of Kellogg Company;

•

James J. Forese serves on the Board of MISTRAS Group, Inc.; and

•

Susan Lee serves on the Board of Empire Company Limited and Bonavista Energy Corp.

The attendance record of each director nominee for Progressive board of directors meetings during 2015 is as follows:

•

James J. Forese (Chair): 23 of 23 meetings

•

John T. Dillon; 23 of 23 meetings

•

Jeffrey L. Keefer: 23 of 23 meetings

•

Douglas W. Knight: 23 of 23 meetings

•

Daniel R. Milliard: 23 of 23 meetings

•

Joseph D. Quarin: 23 of 23 meetings

•

Susan Lee: 23 of 23 meetings

•

Larry Hughes: 23 of 23 meetings

Prior to, or following each meeting of the Progressive board of directors, the independent directors hold a separate meeting at which the non-independent director and members of management do not attend.

The Chairman's role is to facilitate open and candid discussion among the independent directors. The Corporation's non-executive Chairman, James J. Forese, is an independent director.

The attendance record for members of the Audit Committee during 2015 is as follows:

•

Douglas W. Knight (Chair): 4 of 4 meetings

•

John T. Dillon: 4 of 4 meetings

•

James J. Forese: 4 of 4 meetings

•

Jeffrey L. Keefer: 4 of 4 meetings

•

Daniel R. Milliard: 4 of 4 meetings

•

Susan Lee: 4 of 4 meetings

•

Larry Hughes: 4 of 4 meetings

NI 58-101 Required Disclosure	Status*	Comments regarding the Corporation's Corporate Governance Practices

The attendance record for members of the Compensation Committee during 2015 is as follows:

•

John T. Dillon (Chair): 5 of 5 meetings

•

James J. Forese: 5 of 5 meetings

•

Jeffrey L. Keefer: 5 of 5 meetings

•

Douglas W. Knight: 5 of 5 meetings

•

Daniel R. Milliard: 5 of 5 meetings

•

Susan Lee: 5 of 5 meetings

•

Larry Hughes: 5 of 5 meeting

The attendance record for members of the Governance and Nominating Committee during 2015 is as follows:

•

Daniel R. Milliard (Chair): 4 of 4 meetings

•

John T. Dillon: 4 of 4 meetings

•

James J. Forese: 4 of 4 meetings

•

Jeffrey L. Keefer: 4 of 4 meetings

•

Douglas W. Knight: 4 of 4 meetings

•

Susan Lee: 4 of 4 meetings

•

Larry Hughes: 4 of 4 meetings

The attendance record for members of the Environmental, Health and Safety Committee during 2015 is as follows:

•

Jeffrey L. Keefer (Chair): 4 of 4 meetings

•

James J. Forese: 4 of 4 meetings

•

John T. Dillon: 4 of 4 meetings

•

Douglas W. Knight: 4 of 4 meetings

•

Daniel R. Milliard: 4 of 4 meetings

•

Joseph D. Quarin: 4 of 4 meetings

•

Susan Lee: 4 of 4 meetings

•

Larry Hughes: 4 of 4 meetings

In addition to the regularly schedules board and committee meetings, each member of the board attended an offsite strategy meeting in June, 2015.
2. Progressive board of directors Mandate	Yes

The Progressive board of directors has a written mandate, which is attached hereto as Appendix "1".
The Progressive board of directors has recently adopted a written Diversity and Renewal Policy, in accordance with the requirements of NI 58-101, which is described in further detail below under "Progressive board of directors Diversity and Renewal".

3. Position Descriptions	Yes

Written position descriptions for the chair of the Progressive board of directors and the chair of each committee and for the Chief Executive Officer position have been approved and are reviewed periodically by the Progressive board of directors.

NI 58-101 Required Disclosure	Status*	Comments regarding the Corporation's Corporate Governance Practices

The Progressive board of directors and the Compensation Committee have implemented the following in respect of succession planning:

•

The Progressive board of directors and the Compensation Committee supervise succession planning processes which include reviewing the depth and diversity of succession pools for the Chief Executive Officer and other key leadership roles and monitoring the progress made by succession candidates in achieving the objectives of their development plans.

•

The Progressive board of directors annually reviews and assesses the succession plans for the Chief Executive Officer.

•

The Compensation Committee assists the Progressive board of directors in its oversight responsibilities regarding succession planning, and annually reviews the Corporation's leadership development strategies, succession plans for key senior leadership roles and reviews plans and programs for the assessment and development of senior talent.

•

The Compensation Committee reports to the Progressive board of directors at least annually on succession planning.

•

The performance objectives of the Chief Executive Officer include ensuring solid succession for executive officer roles.

4. Orientation and Continuing Education	Yes

The Governance and Nominating Committee oversees the director orientation process to assist new directors in fully understanding the nature and operation of the Corporation's business, the role of the Progressive board of directors and its committees, and the contribution that individual directors are expected to make. New directors also meet with senior officers to discuss business functions and activities.

For new and existing Progressive board of directors members, the Corporation also prepares and keeps orientation materials, which contain information concerning: (i) the role of the Progressive board of directors, its committees and its directors, and (ii) the nature and operation of the business carried on by the Corporation and its subsidiaries. A general orientation package including materials with respect to the Progressive board of directors' mandate and the mandate of each committee of the Progressive board of directors, the Corporation's disclosure policy, the Corporation's code of conduct, an overview of the Corporation's approvals policy and an overview on landfills and landfill development is provided to directors. As part of the Progressive board of directors' education activities, the directors periodically visit operating facilities. Directors may also attend education programs at Progressive's expense.

NI 58-101 Required Disclosure	Status*	Comments regarding the Corporation's Corporate Governance Practices

The Governance and Nominating Committee oversees continuing education for directors and ensures procedures are in place to give the Progressive board of directors timely access to the information it needs to carry out its duties. In particular, directors:

•

receive a comprehensive package of information prior to each Progressive board of directors and committee meeting;

•

are involved in setting the agenda for Progressive board of directors and committee meetings; and

•

have full access to senior management and employees.

As part of the Progressive board of directors' education activities, the directors may periodically visit operating facilities and can also attend external education programs at the Corporation's expense.

5. Ethical Business Conduct	Yes

A Code of Conduct applicable to all employees, officers and directors was implemented by the Progressive board of directors. A Code of Ethics for Senior Executives was implemented as well by the Progressive board of directors. A copy of the Code of Conduct is available at www.sedar.com and at www.progressivewaste.com and a copy of the Code of Ethics is available from the Vice-President, Investor Relations and Corporate Communications via phone: 905-532-7517 or email: investorrelations@progressivewaste.com. To facilitate compliance with the Code of Conduct, the Code of Conduct includes mandatory procedures with respect to the reporting of conflicts of interest.

No reports have been filed pertaining to any conduct of a director or executive officer that constitutes a departure from the Code of Conduct.

The Code of Conduct includes requirements with respect to the avoidance of self-dealing conflicts of interests. The Code of Conduct provides for a complaint procedure which allows employees to report (anonymously, if they wish) any conduct that does not comply with the Code of Conduct.

Through the Code of Ethics, the Progressive board of directors encourages and promotes a culture of ethical business conduct.
6. Nomination of Directors	Yes	The Governance and Nominating Committee is composed of seven members and all of them are independent.

The Governance and Nominating Committee has an established policy that directors must attend more than 75% of all regularly scheduled meetings of the Progressive board of directors and its committees (subject to valid excuses).

The Governance and Nominating Committee is responsible for the nomination of directors, and examines the size, composition and structure of the Progressive board of directors and makes recommendations with respect to individuals qualified for appointment. The Governance and Nominating Committee is also responsible for, among other things, the following:

NI 58-101 Required Disclosure	Status*	Comments regarding the Corporation's Corporate Governance Practices
• establishing and implementing procedures to review the contributions of individual directors;
• evaluating the effectiveness of the Progressive board of directors and its committees;
• assessing that adequate structures and procedures are in place to permit the Progressive board of directors to effectively discharge its duties and responsibilities; and
• evaluating organizational structures and plans for the succession of executive officers.

In February of 2015, the Governance and Nominating Committee adopted a Diversity and Renewal Policy, keeping in line with evolving governance practices and to reflect the Governance and Nominating Committee's goals with respect to the renewal of the Progressive board of directors. This recently adopted policy is described in further detail below under "Progressive board of directors Diversity and Renewal".

7. Compensation	Yes

The process by which the Progressive board of directors determines the compensation of directors and officers involves a determination on an annual basis by the Compensation Committee, composed entirely of independent directors, which reviews and recommends to the directors, for approval, the remuneration of directors and senior management. See also "Compensation Discussion and Analysis".

In 2013, F. W. Cook completed a competitive market benchmarking analysis for the Corporation's executives and the independent directors as discussed in further detail above under "Pay Benchmarking".
8. Other Progressive board of directors Committees	Yes	Environmental, Health and Safety Committee. The function of the committee is to establish and monitor the effectiveness of safety, health and environmental policies and systems.
9. Director/Progressive board of directors Assessments	Yes

The Progressive board of directors and its members conduct an evaluation of their effectiveness and contribution each year. These evaluations assess the effectiveness and contribution of the Progressive board of directors, each member of the Progressive board of directors, the Progressive board of directors committees, the Progressive board of directors committee chairs and the chairman of the Progressive board of directors. These evaluations also permit directors to evaluate desired skills, experience and other attributes of directors and to identify any gaps to be addressed through Progressive board of directors succession planning.

NI 58-101 Required Disclosure	Status*	Comments regarding the Corporation's Corporate Governance Practices
10. Progressive board of directors Diversity and Renewal	Yes

Consistent with its ongoing governance activities, the Progressive board of directors initiated in 2012 a renewal effort led by the Governance and Nominating Committee and supported unanimously by the full Progressive board of directors. Moreover, the Governance and Nominating Committee has established a process to facilitate the ongoing review and assessment of the governance profile of the Corporation — key activities include maintaining an "evergreen" list of candidates for the Progressive board of directors and reflecting the diversity of skills, experiences and backgrounds in furtherance of the Corporation's diversity objectives.
The Progressive board of directors comprises highly-skilled and knowledgeable business leaders who are committed to the highest standards of corporate governance. We believe that the Progressive board of directors is solidly structured to continue to drive meaningful value creation for Progressive's shareholders.

Effective December 31, 2014, the Canadian Securities Administrators adopted amendments to NI 58-101 and Form 58-101F1 Corporate Governance Disclosure. In accordance with such amendments, the Corporation has adopted a written Diversity and Renewal Policy, summarized below.

The Corporation is committed to promoting diversity among its directors, executive officers and employees generally and has adopted a written policy relating to, among other things, the identification and nomination of women to its Progressive board of directors (the "Diversity Policy"). The Diversity Policy provides that the Governance and Nominating Committee shall seek to address Progressive board of directors vacancies by actively considering candidates that bring a diversity of background and opinion from amongst those candidates with the appropriate background and industry or related expertise and experience, and aims to maintain a Progressive board of directors that is composed of appropriately qualified people with a broad range of experience relevant to the Corporation's business.

NI 58-101 Required Disclosure	Status*	Comments regarding the Corporation's Corporate Governance Practices

The Governance and Nominating Committee is responsible for reviewing the credentials of proposed nominees for election or appointment to the Progressive board of directors and for recommending candidates for Progressive board of directors membership, including the candidates proposed to be nominated for election to the Progressive board of directors at the annual meeting of Progressive shareholders. To do this, the Governance and Nominating Committee maintains an "evergreen" list of candidates to ensure outstanding candidates with needed attributes can be quickly identified to fill planned or unplanned vacancies. Candidates are assessed in relation to the criteria established by the Progressive board of directors from time to time to ensure that the Progressive board of directors has the appropriate mix of talent, quality, skills, perspectives and other requirements necessary to promote sound governance and effectiveness while enhancing the Progressive board of directors' diversity of perspectives. The Governance and Nominating Committee reviews the composition of the Progressive board of directors on a regular basis in relation to approved director criteria and skill requirements and recommends changes as appropriate to renew the Progressive board of directors. This includes an ongoing assessment of the effectiveness of the Diversity Policy to determine progress against the goals and to determine the appropriate course of action having regarding the current and anticipated needs of the Corporation.

With respect to mandatory retirement or term limits, it is Progressive's view that the Progressive board of directors should reflect a balance between, on the one hand, the experience and learning that come with longevity of service on the Progressive board of directors, and, on the other hand, the need for renewal and fresh perspectives. Thus, while we have not adopted a mandatory retirement age or term limits for Progressive board of directors members, Progressive's Diversity Policy and its other governance practices and procedures are collectively designed to achieve this balance.
The Corporation has not adopted mandatory targets for representation of women on the Progressive board of directors or in executive officer positions as the focus of the Governance and Nominating Committee in filling Progressive board of directors vacancies is identifying the best qualified candidates having regard to the needs of the Corporation as discussed above. However, due consideration is also given to promoting diversity in identifying and evaluating candidates for nomination to the Progressive board of directors. Similarly, in identifying candidates for executive officer appointments, the Corporation's emphasis is on identifying the skills, industry expertise and background that would best complement the existing management team and the goals and objectives of the Corporation, having regard to the need to promote diversity among executive officers.

NI 58-101 Required Disclosure	Status*	Comments regarding the Corporation's Corporate Governance Practices

In respect of gender diversity, the Progressive board of directors currently has one female member, appointed at the 2014 Annual Meeting, representing 12.5% of the Progressive board of directors. Ms. Lee is the first female Progressive board of directors member in the Corporation's history. The Corporation currently has two women serving in executive officer positions, including its Senior Vice President of Human Resources hired in the summer of 2015, and its Vice President of Investor Relations and Corporate Communications hired in early 2007, representing approximately 20% of senior management.

*
"Yes" indicates that the corporate governance practices of the Corporation and its subsidiaries, as applicable, generally comply with the NI 58-101 requirement.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

        Progressive has insurance policies for its directors and officers of Progressive and the directors and officers of its subsidiary entities.

        The aggregate limit of liability applicable to those insured directors and officers under the policies is $60 million, inclusive of costs to defend claims. Under the policies, Progressive will have a $40 million limit of liability in reimbursement coverage to the extent that it has indemnified the directors and officers in excess of the deductible of $250,000 for each loss. The insured directors and officers also have a $20 million limit of liability designated to claims in which no indemnification is provided by Progressive. The policies include coverage for claims under securities laws and insurance against any legal obligations to pay on account of any such claims.

        For the period from January 1, 2015 to December 31, 2015, the total premium paid on the policies was U$433,584. Because the policies are subject to aggregate limits of liability, the amount of coverage may be diminished or exhausted by any claims made thereon. Also, continuity of coverage is contingent upon the availability of renewal insurance, or of replacement insurance without a retroactive date so as not to limit coverage for prior wrongful acts.

APPENDIX "1"

PROGRESSIVE WASTE SOLUTIONS LTD.

MANDATE OF THE BOARD OF DIRECTORS AND
CORPORATE GOVERNANCE GUIDELINES

        The purpose of this document is to summarize the roles and responsibilities of the Board (the "Board") and governance guidelines which align the interests of the Board and management with long term shareowner value of Progressive Waste Solutions Ltd. (the "Corporation"), and to set out Progressive's compliance with National Instrument 58-101 — Disclosure of Corporate Governance Practices.

1.     Role

        In addition to fulfilling the duties of directors of a corporation as prescribed by applicable law, the role of the directors is to focus on governance and stewardship of Progressive. Their role is to review and approve corporate direction (strategy), assign primary responsibility to senior officers ("Management") for achievement of that direction, oversee Progressive's operations through the supervision of Management, establish executive authorities and monitor performance against those objectives.

2.     Responsibilities

  To fulfill their role, directors will:

  (a)
  Establish and Monitor Strategic Plans, Performance Objectives and Compensation Plans

  •
  Review and approve broad strategic objectives for the Corporation and establish values against which the Corporation's performance will be measured.

  •
  Review and approve management's strategic and operational plans and ensure consistency with long term corporate goals.

  •
  Determine appropriate criteria against which to evaluate performance.

  •
  Review and approve major organizational changes and significant human resource policies and programs. Annually review succession plan for senior management.

  •
  Approve the CEO and senior executive compensation plans and ensure this compensation is linked to corporate performance.

  •
  Approve the Corporation's dividend policy and quarterly dividend payments.

  •
  Approve significant business expansions, alliances, joint ventures, mergers and acquisitions.

  (b)
  Monitor Corporate and Executive Performance

  •
  Monitor the Corporation's performance against strategic plans and annual performance targets.

  •
  Set targets against which to measure executive performance and annually evaluate CEO and Management performance.

  •
  Assess and monitor the principal risks of the business in which the Corporation is engaged and oversee matters relating to the ethical, legal, regulatory and financial integrity of the Corporation.

  •
  Ensure that the CEO and other executive officers create a culture of integrity, ethics and continuous improvement throughout the organization.

  •
  Recommend to Shareholders the appointment of the Corporation's external auditor, pursuant to the recommendation of the Audit Committee, and set the external auditor's compensation.

  (c)
  Establish Shareholder Expectations for Corporate Performance through Effective Communication with Shareholders

  •
  Ensure there is effective communication between the Corporation and the Shareholders, other stakeholders, and the public.

  •
  Approve the Disclosure Policy and oversee effective disclosure and implementation.

  •
  Approve the Corporation's quarterly and annual financial results, MD&A, and management proxy circulars.

  (d)
  Develop Board Processes, Leadership Structure and Standards and Monitor Compliance

  •
  Develop procedures relating to the conduct of the directors and the fulfillment of the Board's responsibilities.

  •
  Set standards for the Corporation in terms of moral and ethical norms, as well as corporate social responsibility.

  •
  Monitor compliance with the Corporation's Code of Conduct (the "Code").

  •
  Ensure that the Audit Committee promptly investigates complaints or concerns received by the Corporation about ethical, accounting or audit matters.

  •
  Annually appoint the Chairperson of the Board, who must be an independent director. The Chairperson serves a variety of roles including reviewing and approving Board agendas, meeting material and schedules to confirm the appropriate topics are reviewed and adequate time is allocated to each; presiding at Board meetings, sessions of independent directors, and annual general meetings of Shareholders; serving as a liaison between the Board and CEO particularly regarding feedback of independent Board member discussions when the CEO is not present; calling an executive (in camera) session of independent directors; and, in conjunction with the Board, is responsible for managing the performance evaluation of the CEO.

  •
  Annually recommend qualified and independent individuals to be nominated for election to the Board, based on the advice of the Governance and Nominating Committee.

  •
  Monitor and annually evaluate the effectiveness and contribution of the Board, its committees, committee chairs and individual directors, including the existing Board structure, processes and composition.

  •
  Annually review the Board Charter, Governance Guidelines and any other documents or practices used by the Board in fulfilling its responsibilities.

3.     Committees

  The Corporation's current committee structure includes the following standing committees: Audit; Governance and Nominating; Compensation; and Environmental Health and Safety. The mandates of each standing committee are reviewed periodically by the Governance and Nominating Committee with a view to authorizing committees of the Board to focus their attention and oversight on specified matters appropriate to each committee. The members of each committee, and the chair of each committee, are appointed by the Board annually.

4.     Governance Principles and Guidelines

  •
  A majority of the directors and all of the members of the Audit, Compensation and Governance and Nominating Committees are required to meet the independence requirements of the NYSE and the Toronto Stock Exchange. Only one Management director (the CEO) may be nominated to the Board.

  •
  No director may serve as a director, officer or employee of a competitor and no director shall serve on more than four other public company Boards. Any director who wishes to serve on the Board of a private or public company shall, prior to accepting such position, discuss his or her plans with the Chairman.

  •
  The independent directors, as applicable, will meet at regularly scheduled sessions at least quarterly without management present, and will meet in camera either during after every Board meeting.

  •
  Directors must attend at least 75% of all regularly scheduled Board meetings and relevant Committee meetings.

  •
  The Board will have unrestricted access to the Corporation's officers and employees and will be provided with the internal and external resources necessary to carry out its duties.

  •
  Annually the Board (through the Governance and Nominating Committee) will conduct a review of director performance.

  •
  The Board is made up of directors from diverse professional and personal backgrounds with both a broad spectrum of experience and expertise, and a reputation for business acumen and integrity. Potential new directors are assessed on their individual qualifications in the context of the needs of the Board.

  •
  All directors are expected to comply with stock ownership guidelines for directors, under which they are each expected to hold six (6) times their respective annual retainer, payable in cash, prior to June 30, 2014 or within five (5) years of their election to the Board, whichever is later. Directors may not purchase financial instruments to hedge a decrease in the market value of shares held for purposes of the stock ownership guidelines.

  •
  In an uncontested election of directors, any nominee who receives more votes "withheld" than "for" will tender his or her resignation immediately. The Governance and Nominating Committee will consider the offer of resignation and, except in special circumstances, will recommend that the Board accept the resignation. The Board will make its decision and announce its decision and the reasons for its decision in a press release no later than 90 days after the date of the resignation.

  •
  A retiring or departing CEO will resign from the Board upon retirement or other departure and/or will not be re-nominated to the Board at the annual general meeting of Shareholders following the CEO's retirement or other departure.

  •
  Shareholders will have an annual "say on pay" opportunity to cast an advisory vote on the Corporation's approach to executive compensation.

SCHEDULE J
NEW INCENTIVE PLAN

WASTE CONNECTIONS, INC.
2016 INCENTIVE AWARD PLAN

1.     PURPOSE.

        The purpose of the Plan is to provide a means for the Company and any Subsidiary, through the grant of Options, Warrants, Restricted Shares, Restricted Share Units, Deferred Share Units, Performance Awards, Dividend Equivalents, and Share Payments to selected Employees (including officers), Directors and Consultants, to attract and retain persons of ability as Employees, Directors and Consultants, and to motivate such persons to exert their best efforts on behalf of the Company and any Subsidiary.

2.     DEFINITIONS.

          (a)    "Administrator" means the entity that conducts the general administration of the Plan as provided in Section 4. With reference to the duties of the Committee under the Plan which have been delegated to one or more persons pursuant to Section 4(f), or as to which the Board has assumed, the term "Administrator" shall refer to such person(s) unless the Committee or the Board has revoked such delegation or the Board has terminated the assumption of such duties.

          (b)   "Applicable Accounting Standards" shall mean Generally Accepted Accounting Principles in the United States or Canada, International Financial Reporting Standards or such other accounting principles or standards as may apply to the Company's financial statements under Applicable Securities Laws from time to time.

          (c)    "Applicable Law" means any applicable law, including without limitation: (i) the OBCA; (ii) Applicable Securities Laws; (iii) the Code and the Tax Act; (iv) any other applicable corporate, securities, tax or other laws, statutes, rules, requirements or regulations, whether federal, provincial, state, local or foreign; and (v) rules of any securities exchange or automated quotation system on which the Shares are listed, quoted or traded.

          (d)   "Applicable Securities Laws" means: (i) the Securities Act, the Exchange Act and any rules or regulations thereunder and any applicable state securities laws; and (ii) the OSA and the equivalent thereof in each province and territory of Canada in which the Company is a "reporting issuer" or the equivalent thereof, together with the regulations, rules and blanket orders of the securities commission or similar regulatory authority in each of such jurisdictions.

          (e)    "Award" means an Option, a Warrant, a Restricted Share, a Restricted Share Unit, a Deferred Share Unit, a Performance Award, a Dividend Equivalent, or a Share Payment, which may be awarded or granted under the Plan.

          (f)    "Award Agreement" means any written notice, agreement, terms and conditions, contract or other instrument or document evidencing an Award, including through electronic medium, which shall contain such terms and conditions with respect to an Award as the Administrator shall determine consistent with the Plan.

          (g)   "Award Limit" means with respect to Awards that shall be payable in Shares or in cash, as the case may be, the respective limit set forth in Section 3(b).

          (h)    "Blackout Period" means the period of time during which the relevant Participant is prohibited from exercising or trading securities of the Company due to restrictions on the trading of the Company's securities imposed by the Company in accordance with its trading policies affecting trades by persons designated by the Company.

          (i)     "Board" means the board of directors of the Company.

          (j)     "Canadian Employee Participant" means a Canadian Participant who is granted an Award in respect of, in the course of, or by virtue of such Participant's "office or employment" within the meaning of the Tax Act.

          (k)    "Canadian Participant" means a Participant who is resident in Canada for the purposes of the Tax Act and/or who is subject to taxation under the Tax Act in respect of any Award awarded or granted under the Plan.

          (l)     "Change in Control" means:

               (i)  any reorganization, liquidation or consolidation of the Company, or any merger, amalgamation, arrangement or other business combination of the Company with any other corporation, other than any such merger, amalgamation, arrangement or other combination that would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least fifty percent (50%) of the total voting power represented by the voting securities of the Company or such surviving entity outstanding immediately after such transaction;

              (ii)  any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all, or substantially all, of the assets of the Company;

             (iii)  a transaction or series of related transactions in which any "person" (as defined in Section 13(d) and 14(d) of the Exchange Act) becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of fifty percent (50%) or more of the Company's outstanding voting securities (except that for purposes of this definition, "person" shall not include any person (or any person that controls, is controlled by or is under common control with such person) who as of the date of an Award Agreement owns ten percent (10%) or more of the total voting power represented by the outstanding voting securities of the Company, or a trustee or other fiduciary holding securities under any employee benefit plan of the Company, or a corporation that is owned directly or indirectly by the Shareholders of the Company in substantially the same percentage as their ownership of the Company); or

             (iv)  individuals who were proposed as nominees (but not including any nominee under a shareholder proposal or under a shareholder resolution proposed in connection with a requisitioned meeting) to become directors of the Company immediately prior to a meeting of shareholders involving a contest for, or an item of business relating to the election of directors of the Company, not constituting a majority of the directors of the Company following such election.

          A transaction shall not constitute a Change in Control if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately before such transaction. Notwithstanding the foregoing, if a Change in Control constitutes a payment event with respect to any portion of an Award awarded or granted to a US Participant that provides for the deferral of compensation and is subject to Section 409A of the Code, the transaction or event described in subsection (i), (ii), (iii) or (iv) with respect to such Award (or portion thereof) must also constitute a "change in control event", as defined in Treasury Regulation Section 1.409A-3(i)(5) to the extent required by Section 409A. The Committee shall have full and final authority, which shall be exercised in its sole discretion, to determine conclusively whether a Change in Control of the Company has occurred pursuant to the above definition, and the date of the occurrence of such Change in Control and any incidental matters relating thereto; provided that any exercise of authority in conjunction with a determination of whether a Change in Control is a "change in control event" as defined in Treasury Regulation Section 1.409A-3(i)(5) shall be consistent with such regulation to the extent relevant to Awards awarded or granted to US Participants.

          (m)  "Code" means the Internal Revenue Code of 1986, as amended from time to time, together with the regulations and official guidance promulgated thereunder.

          (n)    "Committee" means the Compensation Committee of the Board, or another committee or subcommittee of the Board or the Compensation Committee, appointed as provided in Section 4(a).

          (o)    "Company" means Waste Connections, Inc., a corporation existing under the OBCA.

          (p)   "Consultant" means any person, including an advisor, engaged by the Company or a Subsidiary to render consulting services and who is compensated for such services; provided that: (i) if such person is a US Participant, such person qualifies as a consultant under the applicable rules of the Securities and Exchange

  Commission for registration of shares on a Form S-8 Registration Statement; (ii) if such person is a Canadian Participant, such person does not constitute an "employee" within the meaning of the Tax Act, and, to the extent required by any stock exchange on which the Shares are listed, provides services to the Company or a Subsidiary for an initial, renewable or extended period of twelve months or more; and (iii) the term "Consultant" shall not include Directors.

          (q)   "Continuous Status as an Employee, Director or Consultant" means the individual's employment as an Employee or relationship as a Consultant is not interrupted or terminated, or, in the case of a Director who is not otherwise an Employee, the term means the Director remains a Director of the Company, and provided further that an individual's employment as an Employee shall be deemed to have terminated on the date the Employee ceases to actively provide services to the Company or a Subsidiary, regardless of any subsequent notice period under applicable statute or common law or pay in lieu of such notice. The Board, in its sole discretion, may determine whether Continuous Status as an Employee, Director or Consultant shall be considered interrupted in the case of (i) any leave of absence approved by the Board, including sick leave, parental leave, military leave or any other personal leave, or (ii) transfers between locations of the Company or between the Company and a Subsidiary or their successors.

          (r)    "Covered Employee" means any US Participant who is an Employee and who is, or could be, a "covered employee" within the meaning of Section 162(m) of the Code.

          (s)    "Deferred Share Unit" means a unit credited by means of a bookkeeping entry on the books of the Company, awarded to a Director pursuant to Section 9, representing the right to receive a cash payment or its equivalent in Shares (or a combination thereof) on the applicable Deferred Share Unit Settlement Date.

          (t)    "Deferred Share Unit Agreement" means the Award Agreement evidencing the terms and conditions of an individual grant of Deferred Share Units. Each Deferred Share Unit Agreement shall be subject to the terms and conditions of the Plan that apply to Deferred Share Units.

          (u)    "Deferred Share Unit Award" means an award of Deferred Share Units made pursuant to the terms and conditions of the Plan.

          (v)    "Deferred Share Unit Settlement Date" in respect of a particular Director means the third business day following the earliest time of: (i) the Director's death; or (ii) the latest time that the Director ceases to be an employee, officer or director of the Company and any affiliate (within the meaning of that term in paragraph 8 of Interpretation Bulletin IT-337R4, Retiring Allowances [Consolidated], or any successor publication thereto).

          (w)   "Director" means a member of the Company's Board.

          (x)    "Disability" means, (i) in respect of a US Participant, permanent and total disability within the meaning of Section 422(c)(6) of the Code, and, (ii) in respect of a Canadian Participant, means any physical or mental incapacity, disease or affliction as determined by a legally qualified medical practitioner selected by the Company, which prevents the Canadian Participant from performing his employment or consulting obligations for at least one hundred and eighty (180) consecutive days or an aggregate of two hundred and seventy (270) days during the terms of his employment or consulting relationship.

          (y)    "Dividend Equivalent" means a right to receive the equivalent value (in cash or Shares) of dividends paid on Shares, awarded under Section 12(b).

          (z)    "DRO" means, in respect of a US Participant, a domestic relations order as defined by the Code or Title I of the Employee Retirement Income Security Act of 1974, as amended from time to time, or the rules thereunder.

          (aa)  "Effective Date" means the date the Plan is approved by the Board, subject to the approval of the Plan and/or Shares issuable pursuant to the Plan by the Company's shareholders.

          (bb) "Eligible Individual" means any person who is an Employee, a Consultant or a Non-Employee Director, as determined by the Committee.

          (cc)  "Employee" means any person employed by the Company or any Subsidiary of the Company. Any officer of the Company or a Subsidiary is an Employee. A Director is not an Employee unless he or she has an employment relationship with the Company or a Subsidiary in addition to being a Director. Service as a Consultant shall not be sufficient to constitute "employment" by the Company or any Subsidiary of the Company.

          (i)     "Equity Restructuring" means a nonreciprocal transaction between the Company and its shareholders, such as a share dividend, share split, share consolidation, spin-off, rights offering or recapitalization through a large, nonrecurring cash dividend, that affects the number or kind of Shares (or other securities of the Company) or the share price of Shares (or other securities) and causes a change in the per-share value of the Shares underlying outstanding Awards.

          (dd) "Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time.

          (ee)  "Fair Market Value" means, as of any date, the value of a Share determined as follows:

               (i)  If the Shares are listed on the New York Stock Exchange, its Fair Market Value shall be the closing sales price for the Shares (or the closing bid, if no sales were reported) as quoted on such exchange or system on the market trading day of the date of determination, or, if the date of determination is not a market trading day, the last market trading day prior to the date of determination, in each case as reported by such stock exchange or national market system or such other sources as the Board deems reliable;

              (ii)  If the Shares are not listed on the New York Stock Exchange, but are listed on any other established stock exchange or a national market system in Canada or the United States, including without limitation the Toronto Stock Exchange, its Fair Market Value shall be the closing sales price for the Shares (or the closing bid, if no sales were reported) as quoted on such exchange or system on the market trading day of the date of determination, or, if the date of determination is not a market trading day, the last market trading day prior to the date of determination, in each case as reported by such stock exchange or national market system or such other sources as the Board deems reliable;

             (iii)  If (i) or (ii) do not apply, but the Shares are regularly quoted by a recognized securities dealer but selling prices are not reported, its Fair Market Value shall be the mean between the high bid and low asked prices for the Shares on the market trading day of the date of determination, or, if the date of determination is not a market trading day, the last market trading day prior to the date of determination; or

             (iv)  In absence of an established market for the Shares, the Fair Market Value thereof shall be determined in good faith by the Board;

  provided that in the case of any of (i) through (iv), for any particular Award, the Board may convert such price to currency other than the currency of trading, quotation or determination based on the applicable noon exchange rate posted for such day by the Federal Reserve Bank of New York.

          (ff)   "Insider" has the meaning given to such term by the rules of the Toronto Stock Exchange.

          (gg) "Insider and Non-Employee Director Participation Limits" has the meaning given to such term in Section 3(b).

          (hh) "Non-Employee Director" means a Director of the Company who is not an Employee.

          (ii)    "Nonqualified Share Option" means an option to acquire one Share, awarded under Section 5, that is not intended to qualify as an "incentive stock option" within the meaning of Section 422 of the Code.

          (jj)    "OBCA" means the Business Corporations Act (Ontario), together with the regulations thereto, as may be amended from time to time.

          (kk)  "Option Agreement" means the Award Agreement evidencing the terms and conditions of an individual Option grant. Each Option Agreement shall be subject to the terms and conditions of the Plan that apply to Options.

          (ll)    "Optionee" means an Employee, Director or Consultant who holds an outstanding Option.

          (mm)  "Options" means:

      (A)
      in respect of a US Participant, Nonqualified Share Options awarded under Section 5; and

      (B)
      in respect of a Canadian Participant, an option to acquire one Share awarded under Section 5.

          (nn) "OSA" means the Securities Act (Ontario), as amended from time to time.

          (oo) "Participant" means a person who has been granted an Award.

          (pp) "Performance Award" means a cash bonus award, share bonus award, performance award or incentive award that is paid in cash, Shares or a combination of both, awarded under Section 12(a).

          (qq) "Performance-Based Compensation" means, in respect of any US Participant, any compensation that is intended to qualify as "performance-based compensation" as described in Section 162(m)(4)(C) of the Code.

          (rr)   "Performance Criteria" means the criteria (and adjustments) that the Committee selects for an Award for purposes of establishing the Performance Goal or Performance Goals for a Performance Period, determined as follows:

               (i)  The Performance Criteria that shall be used to establish Performance Goals are limited to the following: (i) net earnings (either before or after one or more of the following: (A) interest, (B) taxes, (C) depreciation and (D) amortization), expressed in dollars or as a percent of revenues; (ii) gross or net sales or revenue; (iii) net income (either before or after taxes); (iv) adjusted net income; (v) operating earnings or profit; (vi) cash flow (including, but not limited to, cash flow from operating activities and free cash flow); (vii) return on assets; (viii) return on invested capital; (ix) return on shareholders' equity; (x) total shareholder return; (xi) return on sales; (xii) gross or net profit margin or operating margin; (xiii) costs; (xiv) expenses; (xv) working capital; (xvi) earnings per share; (xvii) adjusted earnings per share; (xviii) price per share; (xix) regulatory body approval for commercialization of a product; (xx) implementation or completion of critical projects; (xxi) market share; (xxii) economic value; (xxiii) gross profit; (xxiv) net cash provided by operating activities as a percentage of revenue; (xxv) customer satisfaction; (xxvi) safety performance; (xxvii) compound annual growth rate; (xxviii) total debt, interest expense, or total capital; (xxix) expense reduction and/or cash flow savings from integration of acquisitions; or (xxx) capital expenditures, any of which may be utilized in combination or measured either in absolute terms or as compared to any incremental increase or decrease or as compared to results of a peer group or to market performance indicators or indices or to historic results.

              (ii)  The Administrator, in its sole discretion, may provide that one or more objectively determinable adjustments shall be made to one or more of the Performance Goals. Such adjustments may include one or more of the following: (i) items related to a change in accounting principle; (ii) items relating to financing activities; (iii) expenses for restructuring or productivity initiatives; (iv) other non-operating items; (v) items related to acquisitions; (vi) items attributable to the business operations of any entity acquired by the Company during the Performance Period; (vii) items related to the disposal of a business or segment of a business; (viii) items related to discontinued operations that do not qualify as a segment of a business under Applicable Accounting Standards; (ix) items attributable to any share dividend, share split, share consolidation, combination or exchange of shares occurring during the Performance Period; (x) any other items of significant income or expense which are determined to be appropriate adjustments; (xi) items relating to unusual or extraordinary corporate transactions, events or developments, (xii) items related to amortization of acquired intangible assets; (xiii) items that are outside the scope of the Company's core, on-going business activities; (xiv) items related to acquired in-process research and development; (xv) items relating to changes in tax laws; (xvi) items relating to major licensing or partnership arrangements; (xvii) items relating to asset impairment charges; (xviii) items relating to gains or losses for litigation, arbitration and contractual settlements; (xix) items related to commodities prices and fuel costs; (xx) items related to organized labor efforts; (xxi) items related to relocation of corporate offices; (xxii) items relating to any other unusual or nonrecurring events or changes in Applicable Law, accounting principles or business conditions; or (xxiii) changes in currency exchange rates. For all Awards intended to qualify as Performance-Based Compensation in respect of US Participants, such determinations shall be made within the time prescribed by, and otherwise in compliance with, Section 162(m) of the Code.

          (ss)   "Performance Goals" means, for a Performance Period, one or more goals established in writing by the Administrator for the Performance Period based upon one or more Performance Criteria. Depending on the

  Performance Criteria used to establish such Performance Goals, the Performance Goals may be expressed in terms of overall Company performance or the performance of a Subsidiary, division, business unit, or an individual. The achievement of each Performance Goal shall be determined, to the extent applicable, with reference to Applicable Accounting Standards.

          (tt)   "Performance Period" means one or more periods of time, which may be of varying and overlapping durations, as the Administrator may select, over which the attainment of one or more Performance Goals will be measured for the purpose of determining a Participant's right to, and the payment of, an Award.

          (uu) "Performance Share Unit" means a Performance Award awarded under Section 12(a) which is denominated in units of value including dollar value of Shares.

          (vv)  "Plan" means this Waste Connections, Inc. 2016 Incentive Award Plan, as it may be amended and restated from time to time.

          (ww)  "Program" means any program adopted by the Administrator pursuant to the Plan containing the terms and conditions intended to govern a specified type of Award granted under the Plan and pursuant to which such type of Award may be granted under the Plan.

          (xx)  "Restricted Share" means a Share awarded under the Plan in accordance with the terms and conditions set forth in Section 7 which is subject to forfeiture or buyback by the Company over the Restriction Period.

          (yy)  "Restricted Share Agreement" means the Award Agreement evidencing the terms and conditions of an individual grant of Restricted Shares. Each Restricted Share Agreement shall be subject to the terms and conditions of the Plan that apply to Restricted Shares.

          (zz)  "Restricted Share Award" means Restricted Shares awarded pursuant to the terms and conditions of the Plan.

          (aaa)  "Restricted Share Unit" means a unit credited by means of a bookkeeping entry on the books of the Company, awarded pursuant to Section 8, representing the right to receive a cash payment or its equivalent in Shares (or a combination) upon the attainment of designated performance milestones or the completion of a specified period of employment or service with the Company or any Subsidiary or upon a specified date or dates following the attainment of such milestones or the completion of such service period.

          (bbb)  "Restricted Share Unit Agreement" means the Award Agreement evidencing the terms and conditions of an individual grant of Restricted Share Units. Each Restricted Share Unit Agreement shall be subject to the terms and conditions of the Plan that apply to Restricted Share Units.

          (ccc) "Restricted Share Unit Award" means an award of Restricted Share Units made pursuant to the terms and conditions of the Plan.

          (ddd)  "Restriction Period" means a time period, which may or may not be based on Performance Goals and/or the satisfaction of vesting provisions (which may depend on the Continuous Status as an Employee, Director or Consultant of the applicable Restricted Share Participant), that applies to, and is established or specified by the Administrator at the time of, each Restricted Share Award.

          (eee)  "RSU Service Year" has the meaning ascribed thereto in Section 8(b)(ii).

          (fff)  "Rule 16b-3" means Rule 16b-3 under the Exchange Act or any successor to Rule 16b-3, as amended from time to time.

          (ggg)  "Securities Act" means the Securities Act of 1933, as amended.

          (hhh)  "Shares" means common shares in the capital of the Company.

          (iii)   "Share Payment" means (i) a payment in the form of Shares, or (ii) an option or other right to purchase Shares, as part of a bonus, deferred compensation or other arrangement, awarded under Section 12.

          (jjj)   "Substitute Award" means an Award granted under the Plan upon the assumption of, or in substitution for, outstanding equity awards previously granted by a company or other entity in connection with a corporate transaction, such as a merger, amalgamation, arrangement, combination, consolidation or acquisition of property or shares; provided, however, that in no event shall the term "Substitute Award" be construed to refer to an award made in connection with the cancellation and repricing of an Option or Warrant.

          (kkk) "Subsidiary" means any body corporate that, at the time an Award is granted under the Plan, qualifies as a subsidiary of the Company under Section 1(2) of the OBCA, provided that: (i) in respect of US Participants, a body corporate will only be a Subsidiary if it qualifies as a "subsidiary" under Section 424(f) of the Code; and (ii) in respect of Canadian Employee Participants, a body corporate will only be a Subsidiary to the extent it does not deal at arm's length, within the meaning of the Tax Act, with the Company.

          (lll)   "Tax Act" means the Income Tax Act (Canada), as amended from time to time, together with the regulations thereto.

          (mmm)  "US Participant" means a Participant who is a resident or citizen of the United States for the purposes of the Code and/or who is subject to taxation under the Code in respect of any Award awarded or granted under the Plan.

          (nnn)  "Warrant" means a warrant awarded under the Plan in accordance with the terms and conditions set forth in Section 6.

          (ooo)  "Warrant Agreement" means the Award Agreement evidencing the terms and conditions of an individual Warrant grant. Each Warrant Agreement shall be subject to the terms and conditions of the Plan that apply to Warrants.

3.     SHARES SUBJECT TO THE PLAN.

          (a)    Shares Available for Awards.

               (i)  Subject to Sections 3(a)(ii) and 12(a), the aggregate number of Shares which may be issued or transferred pursuant to Awards under the Plan is [5,000,000](1) Shares (not including any Shares purchased on the open market).

              (ii)  Notwithstanding anything to the contrary contained herein, the following Shares shall not be returned or re-added to the Shares authorized for issuance under Section 3(a)(i): (A) Shares tendered by a Participant or withheld by the Company in payment of the exercise price of an Option or purchase price of a Warrant; (B) Shares tendered by the Participant or withheld by the Company to satisfy any tax withholding obligation with respect to an Award; and (C) Shares reserved for issuance on the exercise of any Options or Warrants which are settled for cash proceeds instead of through the issuance of Shares upon the exercise of such Options or Warrants. Any Shares repurchased by the Company under Section 7(d) at the same price paid by the Participant shall again be available for Awards. The payment of Dividend Equivalents in cash in conjunction with any outstanding Awards shall not be counted against the Shares available for issuance under the Plan.

             (iii)  Subject to any approval required from any stock exchange on which the Shares are listed, substitute Awards shall not reduce the Shares authorized for grant under the Plan. Additionally, in the event that a company acquired by the Company or any Subsidiary or with which the Company or any Subsidiary combines has shares available under a pre-existing plan approved by shareholders and not adopted in contemplation of such acquisition or combination, subject to any approval required from any stock exchange on which the Shares are listed, the shares remaining available for issuance pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or combination to determine the consideration payable to the holders of common shares of the entities party to such acquisition or combination) may be used for Awards under the Plan and shall not reduce the Shares authorized for grant under the Plan; provided that Awards using such available Shares shall not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or

(1)
5,000,000 Shares assumes that the Consolidation Resolution is approved by Progressive shareholders. In the event it is not, the pre-consolidation number will be 10,384,215 Shares.

    combination, and shall only be made to individuals who were not employed by or providing services to the Company or its Subsidiaries immediately prior to such acquisition or combination.

          (b)   Award Limits.    Notwithstanding any provision in the Plan to the contrary, and subject to Section 13:

               (i)  the maximum aggregate number of Shares with respect to one or more Awards that may be granted to any one person during any calendar year shall be [500,000](2);

              (ii)  the maximum aggregate number of Shares with respect to Options that may be granted to any one person during any calendar year shall be [500,000](3);

             (iii)  the maximum aggregate number of Shares with respect to Warrants that may be granted to any one person during any calendar year shall be [250,000](4);

             (iv)  the maximum aggregate amount of cash that may be paid in cash to any one person during any calendar year with respect to one or more Awards payable in cash shall be U.S.$7,500,000;

              (v)  the aggregate number of Shares issuable to Insiders under the Plan and all other Security-Based Compensation Arrangements of the Company and its Subsidiaries shall not exceed ten percent (10%) of the issued and outstanding Shares;

             (vi)  during any one-year period, the aggregate number of Shares issued to Insiders under the Plan and all other Security-Based Compensation Arrangements of the Company and its Subsidiaries shall not exceed ten percent (10%) of the issued and outstanding Shares; and

            (vii)  notwithstanding the foregoing or any other incentive compensation plan of the Company or any of its Subsidiaries, or any other compensatory policy or program of the Company applicable to its non-employee directors (collectively, the "Director Programs"), the sum of "A" and "B" below for any individual, non-employee director for any calendar year beginning on or after January 1, 2016 shall not exceed U.S.$350,000 (or U.S.$700,000 for any non-employee director: (y) in the first calendar year of such non-employee director's service to the Company; or (z) for any calendar year that such non-employee director serves as the non-executive Chair of the Board), where:

              "A" equals the aggregate grant date fair value (computed as of the date of grant in accordance with applicable financial accounting rules) of all Awards and any other security-based awards granted under the Director Programs (other than with respect to any compensation described in "B" below) to such director during such calendar year, subject to a maximum fair value of Cdn.$150,000 per calendar year (excluding (i) the fair value of any Awards and any other security-based awards granted under the Director Programs issued in lieu of cash fees, where the applicable award has the same value as such cash fees, (ii) a one-time initial grant of Awards to a new director upon joining the Board, (iii) and any Awards expressly permitted to be settled only in cash and not in Shares); and

              "B" equals the aggregate cash value of such director's retainer, meeting attendance fees, committee assignment fees, lead director retainer, committee chair and member retainers and other Board fees related to service on the Board or committee(s) of the Board that are initially denominated as a cash amount or any other property, other than Shares or securities of the Company (whether paid currently or on a deferred basis or in cash or other property), for such calendar year;

    provided, however, that the limitations described in this clause (vii) shall be determined without regard to grants of awards under the Director Programs and compensation, if any, paid to a non-employee director during any period in which such individual was an Employee or Consultant; and

(2)
500,000 Shares assumes that the Consolidation Resolution is approved by Progressive shareholders. In the event it is not, the pre-consolidation number will be 1,038,421 Shares.

(3)
500,000 Shares assumes that the Consolidation Resolution is approved by Progressive shareholders. In the event it is not, the pre-consolidation number will be 1,038,421 Shares.

(4)
250,000 Shares assumes that the Consolidation Resolution is approved by Progressive shareholders. In the event it is not, the pre-consolidation number will be 519,210 Shares.

           (viii)  non-employee directors of the Company shall not be eligible to receive grants of Options or Warrants under the Plan.

    Collectively, the restrictions referred to in Sections 3(b)(v), (vi), (vii) and (viii) are referred to as the "Insider and Non-Employee Director Participation Restrictions".

          (c)    Shares Distributed.    Any Shares distributed pursuant to an Award may consist, in whole or in part, of authorized and unissued Shares or Shares purchased on the open market, provided that, notwithstanding any provision in the Plan to the contrary, all Options and Warrants granted to Canadian Participants shall be settled by way of the issuance of previously unissued Shares from treasury of the Company.

4.     ADMINISTRATION.

          (a)    Administrator.    The Committee (or another committee or a subcommittee of the Board assuming the functions of the Committee under the Plan) shall administer the Plan (except as otherwise permitted herein). To the extent necessary to comply with Rule 16b-3 of the Exchange Act, and with respect to Awards that are intended to be Performance-Based Compensation, including Options or Warrants, then the Committee (or another committee or subcommittee of the Board assuming the functions of the Committee under the Plan) shall take all action with respect to such Awards, and the individuals taking such action shall consist solely of two or more Non-Employee Directors appointed by and holding office at the pleasure of the Board, each of whom is intended to qualify as both a "non-employee director" as defined by Rule 16b-3 of the Exchange Act or any successor rule and an "outside director" for purposes of Section 162(m) of the Code. Additionally, to the extent required by Applicable Law, each of the individuals constituting the Committee (or another committee or subcommittee of the Board assuming the functions of the Committee under the Plan) shall be an "independent director" under Applicable Law and the rules of any securities exchange or automated quotation system on which the Shares are listed, quoted or traded. Notwithstanding the foregoing, any action taken by the Committee shall be valid and effective, whether or not members of the Committee at the time of such action are later determined not to have satisfied the requirements for membership set forth in this Section 4(a) or otherwise provided in any charter of the Committee. Except as may otherwise be provided in any charter of the Committee, appointment of Committee members shall be effective upon acceptance of appointment. Committee members may resign at any time by delivering written or electronic notice to the Board. Vacancies in the Committee may only be filled by the Board. Notwithstanding the foregoing, (i) the full Board, acting by a majority of its members in office, shall conduct the general administration of the Plan with respect to Awards granted to Non-Employee Directors and, with respect to such Awards, the terms "Administrator" and "Committee" as used in the Plan shall be deemed to refer to the Board and (ii) the Board or Committee may delegate its authority hereunder to the extent permitted by Section 4(f).

          (b)   Duties and Powers of Committee.    It shall be the duty of the Committee to conduct the general administration of the Plan in accordance with its provisions. The Committee shall have the power to interpret the Plan, the Program and the Award Agreement, and to adopt such rules for the administration, interpretation and application of the Plan as are not inconsistent therewith, to interpret, amend or revoke any such rules and to amend any Program or Award Agreement; provided that the rights or obligations of the Participant that is the subject of any such Program or Award Agreement are not affected adversely by such amendment, unless the consent of the Participant is obtained or such amendment is otherwise permitted under Section 10(k) or Section 18(h). Any such grant or award under the Plan need not be the same with respect to each Participant. In its sole discretion, the Board may at any time and from time to time exercise any and all rights and duties of the Committee under the Plan except with respect to matters which under Rule 16b-3 under the Exchange Act or any successor rule, or Section 162(m) of the Code, or any regulations or rules issued thereunder, or the rules of any securities exchange or automated quotation system on which the Shares are listed, quoted or traded are required to be determined in the sole discretion of the Committee.

          (c)    Action by the Committee.    Unless otherwise established by the Board or in any charter of the Committee, a majority of the Committee shall constitute a quorum and the acts of a majority of the members present at any meeting at which a quorum is present, and acts approved in writing by all members of the Committee in lieu of a meeting, shall be deemed the acts of the Committee. Each member of the Committee is entitled to, in good faith, rely or act upon any report or other information furnished to that member by any officer or other employee of the Company or any Subsidiary, the Company's independent certified public accountants, or any executive compensation consultant or other professional retained by the Company to assist in the administration of the Plan.

          (d)   Authority of Administrator.    Subject to the Company's Bylaws, the Committee's Charter, the rules of any securities exchange or automated quotation system on which the Shares are listed, quoted or traded, any specific designation in the Plan and Section 15, the Administrator has the exclusive power, authority and sole discretion to:

               (i)  Designate Eligible Individuals to receive Awards;

              (ii)  Determine the type or types of Awards to be granted to each Eligible Individual;

             (iii)  Determine the number of Awards to be granted and the number of Shares to which an Award will relate;

             (iv)  Determine the terms and conditions of any Award granted pursuant to the Plan, including, but not limited to, the exercise price, grant price, purchase price, any Performance Criteria, any restrictions or limitations on the Award, any schedule for vesting, lapse of forfeiture restrictions or restrictions on the exercisability of an Award, and accelerations or waivers thereof, and any provisions related to non-competition and recapture of gain on an Award, based in each case on such considerations as the Administrator in its sole discretion determines;

              (v)  Determine whether, to what extent, and pursuant to what circumstances an Award may be settled in, or the exercise price of an Award may be paid in cash, Shares, other Awards, or other property, or an Award may be canceled, forfeited, or surrendered;

             (vi)  Prescribe the form of each Award Agreement, which need not be identical for each Participant;

            (vii)  Decide all other matters that must be determined in connection with an Award;

           (viii)  Establish, adopt, or revise any rules and regulations as it may deem necessary or advisable to administer the Plan;

             (ix)  Interpret the terms of, and any matter arising pursuant to, the Plan, any Program or any Award Agreement;

              (x)  Make all other decisions and determinations that may be required pursuant to the Plan or as the Administrator deems necessary or advisable to administer the Plan; and

             (xi)  Accelerate wholly or partially the vesting or lapse of restrictions of any Award or portion thereof at any time after the grant of an Award, subject to whatever terms and conditions it selects and Section 13.

          (e)    Decisions Binding.    The Administrator's interpretation of the Plan, any Awards granted pursuant to the Plan, any Program, any Award Agreement and all decisions and determinations by the Administrator with respect to the Plan are final, binding and conclusive on all parties.

          (f)    Delegation of Authority.    To the extent permitted by Applicable Law, the Board or Committee may from time to time delegate to a committee of one or more members of the Board or one or more officers of the Company the authority to grant or amend Awards or to take other administrative actions pursuant to this Section 4; provided, however, that in no event shall an officer of the Company be delegated the authority to grant awards to, or amend awards held by, the following individuals: (i) individuals who are subject to Section 16 of the Exchange Act, (ii) Covered Employees or (iii) officers of the Company (or Directors) to whom authority to grant or amend Awards has been delegated hereunder; provided, further, that any delegation of administrative authority shall only be permitted to the extent it is permissible under Section 162(m) of the Code and other Applicable Law. Any delegation hereunder shall be subject to the restrictions and limits that the Board or Committee specifies at the time of such delegation, and the Board may at any time rescind the authority so delegated or appoint a new delegatee. At all times, the delegatee appointed under this Section 4(f) shall serve in such capacity at the pleasure of the Board and the Committee.

          (g)   Modification of Terms and Conditions through Employment or Consulting Agreements. Notwithstanding the provisions of any Award Agreement, any modifications to the terms and conditions of any Award permitted by Section 4(b) and Section 15 with respect to any Employee or Consultant may be effected by including the modification in an employment or consulting agreement between the Company or a Subsidiary and the Participant.

5.     TERMS AND CONDITIONS OF OPTIONS.

        Each Option granted shall be evidenced by an Option Agreement in substantially the form as may be approved by the Administrator. Each Option Agreement shall include the following terms and conditions and such other terms and conditions as the Administrator may deem appropriate and, in respect of Options granted to Canadian Employee Participants, any additional terms and conditions required to ensure that such Options are governed, at all times, by the provisions of Section 7 of the Tax Act:

          (a)    Option Term.    Each Option Agreement shall specify the term for which the Option thereunder is granted and shall provide that such Option shall expire at the end of such term.

          (b)   Exercise Price.    Each Option Agreement shall specify the exercise price per Share, as determined by the Administrator at the time the Option is granted, which exercise price shall in no event be less than the Fair Market Value per Share on the date of grant.

          (c)    Vesting.    Each Option Agreement shall specify when it is exercisable. The total number of Shares subject to an Option may, but need not, be allotted in periodic installments (which may, but need not, be equal). An Option Agreement may provide that from time to time during each of such installment periods, the Option may become exercisable ("vest") with respect to some or all of the Shares allotted to that period, and may be exercised with respect to some or all of the Shares allotted to such period or any prior period as to which the Option shall have become vested but shall not have been fully exercised. An Option may be subject to such other terms and conditions on the time or times when it may be exercised (which may be based on performance or other criteria) as the Administrator deems appropriate.

          (d)   Company's Repurchase Right on Option Shares.    Each Option Agreement may, but is not required to, include provisions whereby the Company shall have the right, subject to Applicable Law, to repurchase any and all Shares acquired by an Optionee on exercise of any Option granted under the Plan, at such price and on such other terms and conditions as the Administrator may approve and as may be set forth in the Option Agreement; provided that, in respect of any Option granted to a Canadian Participant who would otherwise be eligible for preferential tax treatment under paragraph 110(1)(d) of the Tax Act in respect of such Option, the applicable Option Agreement shall provide that any such repurchase right cannot be exercised until (i) two years plus a day following the exercise of the Option, or (ii) after termination of an Optionee's Continuous Status as an Employee, Director or Consultant, whenever such termination may occur and whether such termination is voluntary or involuntary, with cause or without cause, without regard to the reason therefor, if any.

          (e)    Substitute Awards.    Notwithstanding the foregoing provisions of this Section 5 to the contrary, but subject to the rules of any securities exchange or automated quotation system on which the Shares are listed, quoted or traded, in the case of an Option that is a Substitute Award, the price per share of the Shares subject to such Option may be less than the Fair Market Value per share on the date of grant of the Substitute Award; provided that the excess of: (i) the aggregate Fair Market Value (as of the date such Substitute Award is granted) of the Shares subject to the Substitute Award, over (ii) the aggregate exercise price thereof does not exceed the excess of: (x) the aggregate fair market value (as of the time immediately preceding the transaction giving rise to the Substitute Award, such fair market value to be determined by the Administrator) of the shares of the predecessor entity that were subject to the grant assumed or substituted for by the Company, over (y) the aggregate exercise price of such shares.

6.     TERMS AND CONDITIONS OF WARRANTS.

        Each Warrant granted shall be evidenced by a Warrant Agreement in substantially the form as may be approved by the Administrator. Each Warrant Agreement shall include the following terms and conditions and such other terms and conditions as the Administrator may deem appropriate, and, in respect of Warrants granted to Canadian Employee Participants, any additional terms and conditions required to ensure that such Warrants are governed, at all times, by the provisions of Section 7 of the Tax Act:

          (a)    Warrant Term.    Each Warrant Agreement shall specify the term for which the Warrant thereunder is granted and shall provide that such Warrant shall expire at the end of such term.

          (b)   Exercise Price.    Each Warrant Agreement shall specify the purchase price per share, as determined by the Administrator at the time the Warrant is granted, which purchase price shall in no event be less than the Fair Market Value per share on the date of grant.

          (c)    Vesting.    Each Warrant Agreement shall specify when it is exercisable. The total number of Shares subject to a Warrant may, but need not, be allotted in periodic installments (which may, but need not, be equal). A Warrant Agreement may provide that from time to time during each of such installment periods, the Warrant may become exercisable ("vest") with respect to some or all of the Shares allotted to that period, and may be exercised with respect to some or all of the shares allotted to such period or any prior period as to which the Warrant shall have become vested but shall not have been fully exercised. A Warrant may be subject to such other terms and conditions on the time or times when it may be exercised (which may be based on performance or other criteria) as the Administrator deems appropriate.

          (d)   Company's Repurchase Right on Warrant Shares.    Each Warrant Agreement may, but is not required to, include provisions whereby the Company shall have the right, subject to Applicable Law, to repurchase any and all Shares acquired by a Participant on exercise of any Warrant granted under the Plan, at such price and on such other terms and conditions as the Administrator may approve and as may be set forth in the Warrant Agreement; provided that, in respect of any Warrant granted to a Canadian Participant who may otherwise be eligible for preferential tax treatment under paragraph 110(1)(d) of the Tax Act in respect of such Warrant, the applicable Warrant Agreement shall provide that any such repurchase right cannot be exercised until (i) two years plus a day following the exercise of the Warrant, or (ii) after termination of a Participant's Continuous Status as an Employee, Director or Consultant, whenever such termination may occur and whether such termination is voluntary or involuntary, with cause or without cause, without regard to the reason therefor, if any.

          (e)    Substitute Awards.    Notwithstanding the foregoing provisions of this Section 6 to the contrary, but subject to the rules of any securities exchange or automated quotation system on which the Shares are listed, quoted or traded, in the case of a Warrant that is a Substitute Award, the price per share of the Shares subject to such Warrant may be less than the Fair Market Value per share on the date of grant of such Substitute Award; provided that the excess of: (i) the aggregate Fair Market Value (as of the date such Substitute Award is granted) of the Shares subject to the Substitute Award, over (ii) the aggregate purchase price thereof does not exceed the excess of: (x) the aggregate fair market value (as of the time immediately preceding the transaction giving rise to the Substitute Award, such fair market value to be determined by the Administrator) of the shares of the predecessor entity that were subject to the grant assumed or substituted for by the Company, over (y) the aggregate purchase price of such shares.

7.     TERMS AND CONDITIONS OF RESTRICTED SHARE AWARDS.

          (a)    Restricted Share Award Agreement.    Each Restricted Share Award shall be evidenced by a Restricted Share Agreement in substantially the form as may be approved by the Administrator. Each Restricted Share Agreement shall be executed by the Company and the Restricted Share Participant to whom such Restricted Share Award has been granted, unless the Restricted Share Agreement provides otherwise; two or more Restricted Share Awards granted to a single Restricted Share Participant may, however, be combined in a single Restricted Share Agreement. A Restricted Share Agreement shall not be a precondition to the granting of a Restricted Share Award; no person shall have any rights under any Restricted Share Award, however, unless and until the Restricted Share Participant to whom the Restricted Share Award shall have been granted (i) shall have executed and delivered to the Company a Restricted Share Agreement or other instrument evidencing the Restricted Share Award, unless such Restricted Share Agreement provides otherwise, (ii) has satisfied the applicable federal, provincial, state, local and/or foreign income and employment withholding tax liability with respect to the Shares which vest or become issuable under the Restricted Share Award, and (iii) has otherwise complied with the applicable terms and conditions of the Restricted Share Award.

          (b)   Restricted Share Awards Subject to Plan.    All Restricted Share Awards under the Plan shall be subject to all the applicable provisions of the Plan, including the following terms and conditions, and to such other terms and conditions not inconsistent therewith, as the Administrator shall determine and which are set forth in the applicable Restricted Share Agreement.

               (i)  The Restricted Shares subject to a Restricted Share Award shall entitle the Restricted Share Participant to receive Restricted Shares, which are subject to forfeiture until the end of the Restriction Period. The Administrator shall have the discretionary authority to authorize Restricted Share Awards and determine the restrictions or Restriction Period for each such Award. Such restrictions may include, without limitation, restrictions concerning voting rights and transferability and such restrictions may lapse separately or in combination at such times and pursuant to such circumstances or based on such criteria as selected by the Administrator, including, without limitation, criteria based on the Participant's duration of employment, directorship or consultancy with the Company, the Performance Criteria, Company performance, individual performance or other criteria selected by the Administrator. By action taken after the Restricted Shares are issued, the Administrator may, on such terms and conditions as it may determine to be appropriate, accelerate the vesting of such Restricted Shares by removing any or all of the restrictions imposed by the terms of the applicable Program or Award Agreement. Restricted Shares may not be sold or encumbered until all restrictions are terminated or expire.

              (ii)  Subject to the terms and restrictions of this Section 7 or the applicable Restricted Share Agreement or as otherwise determined by the Administrator, upon delivery of Restricted Shares to a Restricted Share Participant, or upon creation of a book entry evidencing a Restricted Share Participant's ownership of Restricted Shares, pursuant to Section 7(e), the Restricted Share Participant shall have all of the rights of a shareholder with respect to such shares.

          (c)    Cash Payment.    The Administrator shall establish the purchase price, if any, and form of payment for Restricted Shares. In all cases, legal consideration shall be required for each issuance of Restricted Shares.

          (d)   Forfeiture of Restricted Shares.    If, during the Restriction Period, the Restricted Share Participant's Continuous Status as an Employee, Director or Consultant terminates for any reason, all of such Restricted Share Participant's Restricted Shares as to which the Restriction Period has not yet expired shall be forfeited and revert to the Plan, unless the Administrator has provided otherwise in the Restricted Share Agreement or in an employment or consulting agreement with the Restricted Share Participant, or the Administrator, in its discretion, otherwise determines to waive such forfeiture. If a price was paid by the Participant for the Restricted Shares, if the Restricted Share Participant's Continuous Status as an Employee, Director or Consultant terminates for any reason during the applicable restriction period, the Company shall have the right to repurchase from the Participant the unvested Restricted Shares then subject to restrictions at a cash price per Share equal to the price paid by the Participant for such Restricted Shares or such other amount as may be specified in the applicable Program or Award Agreement. Notwithstanding the foregoing, the Administrator, in its sole discretion, may provide that upon certain events, including a Change in Control, the Participant's death, retirement or Disability or any other specified termination of Continuous Status as an Employee, Director or Consultant or any other event, the Participant's rights in unvested Restricted Shares shall not lapse, such Restricted Shares shall vest and, if applicable, the Company shall not have a right of repurchase.

          (e)    Receipt of Share Certificates.    Each Restricted Share Participant who receives a Restricted Share Award shall be issued one or more share certificates in respect of such Restricted Shares. Any such share certificates for Restricted Shares shall be registered in the name of the Restricted Share Participant but shall be appropriately legended and returned to the Company or its agent by the recipient, together with a Share power or other appropriate instrument of transfer, endorsed in blank by the recipient. Notwithstanding anything in the foregoing to the contrary, in lieu of the issuance of certificates for any Restricted Shares during the applicable Restriction Period, a "book entry" (i.e., a computerized or manual entry) may be made in the records of the Company, or its designated agent, as the Administrator, in its discretion, may deem appropriate, to evidence the ownership of such Restricted Shares in the name of the applicable Restricted Share Participant. Such records of the Company or such agent shall, absent manifest error, be binding on all Restricted Share Participants hereunder. The holding of Restricted Shares by the Company or its agent, or the use of book entries to evidence the ownership of Restricted Shares, in accordance with this Section 7(e), shall not affect the rights of Restricted Share Participants as owners of their Restricted Shares, nor affect the Restriction Period applicable to such shares under the Plan or the Restricted Share Agreement.

          (f)    Dividends.    Subject to Applicable Law, a Restricted Share Participant who holds outstanding Restricted Shares shall not be entitled to any dividends paid thereon, other than dividends in the form of the Company's securities. In addition, subject to Applicable Law, with respect to a Restricted Share with performance-based vesting, dividends which are paid prior to vesting shall only be paid out to the Restricted Share Participant to the extent that the performance-based vesting conditions are subsequently satisfied and the Restricted Share vests.

          (g)   Expiration of Restriction Period.    Upon a Restricted Share Participant's Restricted Shares becoming free of the foregoing restrictions, the Company shall, subject to Sections 10(j), 10(k) and 11(m), deliver share certificates evidencing such Share to such Restricted Share Participant. Such certificates shall be freely transferable, subject to any market black-out periods which may be imposed by the Company from time to time or insider trading policies to which the Restricted Share Participant may at the time be subject.

          (h)    Section 83(b) Election.    If a US Participant makes an election under Section 83(b) of the Code to be taxed with respect to the Restricted Share as of the date of transfer of the Restricted Share rather than as of the date or dates upon which the Participant would otherwise be taxable under Section 83(a) of the Code, the Participant shall be required to deliver a copy of such election to the Company promptly after filing such election with the Internal Revenue Service along with proof of the timely filing thereof with the Internal Revenue Service.

          (i)     Trust.    The Company or Administrator may, at its discretion, establish a trust governed by Section 7(2) of the Tax Act in respect of any Restricted Shares awarded to Canadian Employee Participants.

          (j)     Substitution of Restricted Share Awards.    The Administrator may accept the surrender of outstanding Restricted Shares (to the extent that the Restriction Period or other restrictions applicable to such shares have not yet lapsed) and grant new Restricted Share Awards in substitution for such Restricted Shares.

8.     TERMS AND CONDITIONS OF RESTRICTED SHARE UNIT AWARDS.

          (a)    Restricted Share Unit Award Agreement.    Each Restricted Share Unit Award shall be evidenced by a Restricted Share Unit Agreement in substantially the form or forms as may be approved by the Administrator. Each Restricted Share Unit Agreement shall be executed by the Company and the Restricted Share Unit Participant to whom such Restricted Share Unit Award has been granted, unless the Restricted Share Unit Agreement provides otherwise; two or more Restricted Share Unit Awards granted to a single Restricted Share Unit Participant may, however, be combined in a single Restricted Share Unit Agreement. A Restricted Share Unit Agreement shall not be a precondition to the granting of a Restricted Share Unit Award; however, no person shall be entitled to receive any Shares pursuant to a Restricted Share Unit Award unless and until the Restricted Share Unit Participant to whom the Restricted Share Unit Award shall have been granted (i) shall have executed and delivered to the Company a Restricted Share Unit Agreement or other instrument evidencing the Restricted Share Unit Award, unless such Restricted Share Unit Agreement provides otherwise, (ii) has satisfied or made arrangements to satisfy the applicable federal, provincial, state, local and/or foreign income and employment withholding tax liability with respect to the Shares which vest or become issuable under the Restricted Share Unit Award, and (iii) has otherwise complied with all the other applicable terms and conditions of the Restricted Share Unit Award.

          (b)   Restricted Share Unit Awards Subject to Plan.    All Restricted Share Unit Awards under the Plan shall be subject to all the applicable provisions of the Plan, including the following terms and conditions, and to such other terms and conditions not inconsistent therewith, as the Administrator shall determine and which are set forth in the applicable Restricted Share Unit Agreement; provided that (i) all Restricted Share Units granted to US Participants shall be in compliance with Section 409A of the Code; and (ii) all Restricted Share Units granted to Canadian Employee Participants shall have terms and conditions necessary to ensure that such Restricted Share Units comply, at all times, with the requirements of paragraph (k) of the exception to the definition of "salary deferral arrangement" in subsection 248(1) of the Tax Act or are governed by the provisions of section 7 of the Tax Act.

               (i)  The Restricted Share Units subject to a Restricted Share Unit Award shall entitle the Restricted Share Unit Participant to receive the Shares underlying those Restricted Share Units upon the attainment of designated performance goals, including but not limited to one or more Performance Criteria, Company performance, individual performance, the satisfaction of specified employment or service requirements, upon the expiration of a designated time period following the attainment of such goals or the satisfaction of the applicable service period or other specific criteria, in each case, subject to the remainder of this Section 8, on a specified date or dates or over any period or periods, as determined by the Administrator. Except for Restricted Share Units granted to a Canadian Employee Participant, the Administrator may provide the Restricted Share Unit Participant with the right to elect the issue date or dates for the Shares which vest under his or her Restricted Share Unit Award. Subject to the remaining provisions of this Section 8, the issuance of vested Shares under the Restricted Share Unit Award may be deferred to a date following the termination of the Restricted Share Unit Participant's employment or service with the Company and its Subsidiaries.

              (ii)  At the time of grant of any Restricted Share Units to a Canadian Employee Participant, the Administrator shall specify the year of service of the Canadian Employee Participant in respect of which the Restricted Share Units are granted (the "RSU Service Year"). Notwithstanding any provision of the Plan to the contrary, all such Restricted Share Units shall be in addition to, and not in substitution for or in lieu of, ordinary salary and wages received by such Canadian Employee Participant in respect of his services to the Company or a Subsidiary.

             (iii)  The Administrator shall specify the maturity date applicable to each grant of Restricted Share Units, which shall be no earlier than the vesting date or dates of the Award and may be determined at the election of the Participant (if permitted by Section 8(b)(i) above and the applicable Award Agreement); provided that, (A) in the case of Restricted Share Units granted to a Canadian Employee Participant, in no event shall the maturity date relating to each such Restricted Share Units occur later than December 15th of the third year following the applicable RSU Service Year; and (B) in the case of Restricted Share Units granted to a US Participant, in no event shall the maturity date relating to such Restricted Share Units occur following the later of: (a) the 15th day of the third month following the end of calendar year in which the applicable portion of the Restricted Share Unit vests; or (b) the 15th day of the third month following the end of the Company's fiscal year in which the applicable portion of the Restricted Share Unit vests. On the maturity date, the Company shall, subject to Section 10(j)(v), transfer to the Participant one unrestricted, fully transferable Share for each Restricted Share Unit scheduled to be paid out on such date and not previously forfeited, or in the sole discretion of the Administrator and if permitted in the Restricted Share Unit Award Agreement, an amount in cash equal to the Fair Market Value of such Shares on the maturity date or a combination of cash and Shares as determined by the Administrator.

             (iv)  The Restricted Share Unit Participant shall not have any shareholder rights with respect to the Shares subject to his or her Restricted Share Unit Award until that Award vests and the Shares are actually issued thereunder. However, Dividend Equivalents with respect to a Restricted Share Unit award may, in the sole discretion of the Administrator, be paid or credited, (A) in the case of a Canadian Employee Participant, in the form of additional Restricted Share Units having the same vesting and payout conditions as the original Restricted Share Unit Award; or (B) in the case of a US Participant, either in cash or in actual or phantom Shares, on one or more outstanding Restricted Share Units, subject to such terms and conditions as the Administrator may deem appropriate; provided, however, that Dividend Equivalents with respect to a Restricted Share Unit award with performance-based vesting that are based on dividends paid prior to the vesting of such Restricted Share Unit award shall only be paid out to the Participant to the extent that the performance-based vesting conditions are subsequently satisfied and such Restricted Share Unit award vests.

              (v)  An outstanding Restricted Share Unit Award shall automatically terminate, and no Shares shall actually be issued in satisfaction of that Award, if the performance goals or service requirements established for such Award are not attained or satisfied. The Administrator, however, shall have the discretionary authority to issue vested Shares under one or more outstanding Restricted Share Unit Awards as to which the designated performance goals or service requirements have not been attained or satisfied, subject to the requirements of Section 162(m) of the Code as to an Award that is intended to qualify as Performance-Based Compensation.

             (vi)  Service requirements for the vesting of Restricted Share Unit Awards may include service as an Employee, Consultant or Non-Employee Director.

          (c)    No Cash Payment.    Restricted Share Unit Awards shall not require any cash payment from the Restricted Share Unit Participant to whom such Restricted Share Unit Award is made, either at the time such Award is made or at the time any Shares become issuable under that Award. However, the issuance of such shares shall be subject to the Restricted Share Unit Participant's satisfaction of all applicable federal, provincial, state, local and/or foreign income and employment withholding taxes.

          (d)   Forfeiture of Restricted Share Units.    If the Restricted Share Unit Participant's Continuous Status as an Employee, Director or Consultant terminates for any reason, all of the Restricted Share Units subject to his or her outstanding Restricted Share Unit Awards shall, to the extent not vested at that time, be forfeited, and no Shares shall be issued pursuant to those forfeited Restricted Share Units, unless the Administrator has provided in the Restricted Share Unit Agreement or in an employment or consulting agreement with the Restricted Share Unit Participant that no such forfeiture shall occur, or the Administrator, in its sole discretion, otherwise determines to waive such forfeiture.

          (e)    Issuance of Share Certificates.    Each Restricted Share Unit Participant who becomes entitled to an issuance of Shares following the vesting of his or her Restricted Share Unit Award shall, subject to Sections 10(j), 10(k) and 10(m), be issued one or more share certificates for those Shares. Subject to such Sections 10(j), 10(k) and 10(m), each such share certificate shall be registered in the name of the Restricted Share Unit Participant and shall be freely transferable, subject to Applicable Law and any market black-out periods which may be imposed by the Company from time to time or insider trading policies to which the Restricted Share Unit Participant may at the time be subject.

          (f)    No Rights as a Shareholder.    Unless otherwise determined by the Administrator, a Participant of Restricted Share Units shall possess no incidents of ownership with respect to the Shares represented by such Restricted Share Units, unless and until such Shares are transferred to the Participant pursuant to the terms of this Plan and the Award Agreement.

9.     TERMS AND CONDITIONS OF DEFERRED SHARE UNIT AWARDS.

          (a)    Deferred Share Unit Award Agreement.    Each Deferred Share Unit Award shall be evidenced by a Deferred Share Unit Agreement in substantially the form or forms as may be approved by the Administrator. Each Deferred Share Unit Agreement shall be executed by the Company and the Director to whom such Deferred Share Unit Award has been granted, unless the Deferred Share Unit Agreement provides otherwise; two or more Deferred Share Unit Awards granted to a single Director may, however, be combined in a single Deferred Share Unit Agreement. A Deferred Share Unit Agreement shall not be a precondition to the granting of a Deferred Share Unit Award; however, no person shall be entitled to receive any Shares pursuant to a Deferred Share Unit Award unless and until the Deferred Share Unit Participant to whom the Deferred Share Unit Award shall have been granted (i) shall have executed and delivered to the Company a Deferred Share Unit Agreement or other instrument evidencing the Deferred Share Unit Award, unless such Deferred Share Unit Agreement provides otherwise, (ii) has satisfied or made arrangements to satisfy the applicable federal, provincial, state, local and/or foreign income and employment withholding tax liability with respect to the Shares which vest or become issuable under the Deferred Share Unit Award and (iii) has otherwise complied with all the other applicable terms and conditions of the Deferred Share Unit Award.

          (b)   Deferred Share Unit Awards Subject to Plan.    All Deferred Share Unit Awards under the Plan shall be subject to all the applicable provisions of the Plan, including the following terms and conditions, and to such other terms and conditions not inconsistent therewith, as the Administrator shall determine and which are set forth in the applicable Deferred Share Unit Agreement; provided that (i) all Deferred Share Units granted to US Participants shall be in compliance with Section 409A of the Code; and (ii) all Deferred Share Units granted to Canadian Participants shall have terms and conditions necessary to ensure that such Deferred Share Units comply, at all times, with the requirements of Regulation 6801(d) and paragraph (l) of the exception to the definition of "salary deferral arrangement" in subsection 248(1) of the Tax Act or are governed by the provisions of section 7 of the Tax Act.

               (i)  Notwithstanding any other provision of the Plan, no payment shall be made in respect of a Deferred Share Unit until after the earliest time of: (A) the Director's death; or (B) the latest time that the Director ceases to be an employee, officer or director of the Company or any affiliate (within the meaning of that term in paragraph 8 of Interpretation Bulletin IT-337R4, Retiring Allowances [Consolidated], or any successor publication thereto) of the Company (such time is referred to as the "Triggering Event"). All payments in respect of a Deferred Share Unit shall be made no later than December 31st of the year commencing immediately after the occurrence of the Triggering Event.

              (ii)  On the Deferred Share Unit Settlement Date, the Company shall transfer or issue to the Participant one unrestricted, fully transferable Share for each Deferred Share Unit scheduled to be paid out on such date, or in the sole discretion of the Administrator and if permitted in the Deferred Share Unit Award Agreement, an amount in cash equal to the Fair Market Value of such Shares on the Deferred Share Unit Settlement Date or a combination of cash and Shares as determined by the Administrator, provided that a Deferred Share Unit, at the time of grant, may be expressly limited to be settled only in cash and not in Shares. All amounts to be paid in respect of any Deferred Share Unit granted to a Director shall depend on the Fair Market Value of a Share at a time within the period that commences one year before the date of the Triggering Event and ends at the time the amount is paid.

             (iii)  The Deferred Share Unit Participant shall not have any shareholder rights with respect to the Shares subject to his or her Deferred Share Unit Award until that Award vests and the Shares are actually issued thereunder. However, Dividend Equivalents with respect to a Deferred Share Unit award may, in the sole discretion of the Administrator, be paid or credited, (A) in the case of a Canadian Participant, in the form of additional Deferred Share Units having the same vesting and payout conditions as the original Deferred Share Unit Award; or (B) in the case of a US Participant, either in cash or in actual or phantom Shares, on one or more outstanding Deferred Share Units, subject to such terms and conditions as the Administrator may deem appropriate.

          (c)    No Cash Payment.    Deferred Share Unit Awards shall not require any cash payment from the Deferred Share Unit Participant to whom such Deferred Share Unit Award is made, either at the time such Award is made or at the time any Shares become issuable under that Award. However, the issuance of such Shares shall be subject to the Deferred Share Unit Participant's satisfaction of all applicable federal, provincial, state, local and/or foreign income and employment withholding taxes.

          (d)   Issuance of Share Certificates.    Each Deferred Share Unit Participant who becomes entitled to an issuance of Shares following a Deferred Share Unit Settlement Date shall, subject to Sections 10(j), 10(k) and 10(m), be issued one or more share certificates for those Shares. Subject to such Sections 10(j), 10(k) and 10(m), each such share certificate shall be registered in the name of the Deferred Share Unit Participant and shall be freely transferable, subject to Applicable Law and any market black-out periods which may be imposed by the Company from time to time or insider trading policies to which the Deferred Share Unit Participant may at the time be subject.

          (e)    No Rights as a Shareholder.    Unless otherwise determined by the Administrator, a Deferred Share Unit Participant shall possess no incidents of ownership with respect to the Shares represented by such Deferred Share Units, unless and until such Shares are transferred to the Participant pursuant to the terms of this Plan and the Award Agreement.

          (f)    No Additional Amounts.    No Canadian Participant or any person who deals at non-arm's length, within the meaning of the Tax Act, with the Participant, shall be entitled, under the Plan or otherwise, either immediately or in the future, either absolutely or contingently, to receive or obtain any amount or benefit granted or to be granted for the purposes of reducing the impact, in whole or in part, of any reduction in the Fair Market Value of the Shares.

          (g)   Conversion of Compensation into Deferred Share Units.    Subject to such rules, regulations and conditions as the Committee, in its sole discretion, may impose, a Participant may elect, irrevocably, no later than December 15th of the calendar year preceding the year in which the election is to be effective, to have all or a portion of his ordinary cash compensation (the "Participant Compensation") to be paid by his employer to such Participant for services to be performed in the calendar year following the date of the election, satisfied by way of Deferred Share Units (with the remainder to be received in cash), by completing and delivering to the Company an initial written election, in such form as may be approved by the Committee. Such election shall set out the percentage of such Participant's compensation that the Participant wishes to be satisfied in the form of Deferred Share Units (with the remaining percentage to be paid in cash), within the limitations of this Section 9(g), for the calendar year for which the election is made and for subsequent years unless the Participant amends his election pursuant to this Section 9(g).

               (i)  A Participant may initiate or change the percentage of his Participant Compensation to be satisfied in the form of Deferred Share Units for any subsequent calendar year by completing and delivering to the Company a new written election no later than December 15 of the calendar year immediately preceding the calendar year to which the Participant Compensation relates.

              (ii)  Notwithstanding anything in this Section 9(g), no election will be permitted to be made during a Blackout Period or made or altered after December 31th of the calendar year immediately preceding the year in which the election is to be effective.

             (iii)  Any election made by a Participant under this Section 9(g) shall designate the percentage, if any, of the Participant Compensation that is to be satisfied in the form of Deferred Share Units, all such designations to be in increments of five percent (5%).

             (iv)  A Participant's election received by the Company under this Section 9(g) shall be irrevocable and shall continue to apply with respect to his Participant Compensation for any subsequent calendar year unless the Participant amends his election under this Section 9(g).

              (v)  Where there is no election that complies with this Section 9(g) in effect for a Participant for a particular calendar year, such Participant shall be deemed to have elected to receive his Participant Compensation for the applicable calendar year in cash.

10.   GRANTING OF AWARDS AND CONDITIONS ON EXERCISE OF OPTIONS AND WARRANTS AND ISSUANCE OF SHARES.

          (a)    Participation.    The Administrator may, from time to time, select from among all Eligible Individuals, those to whom an Award shall be granted and shall determine the nature and amount of each Award, which shall not be inconsistent with the requirements of the Plan. Except as provided in Section 10(f) regarding the grant of Awards pursuant to the Non-Employee Director Equity Compensation Policy, no Eligible Individual shall have any right to be granted an Award pursuant to the Plan.

          (b)   Award Agreement.    Each Award shall be evidenced by an Award Agreement that sets forth the terms, conditions and limitations for such Award, which may include the term of the Award, the provisions applicable in the event of the Participant's termination of Continuous Status as an Employee, Director or Consultant, and the Company's authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind an Award. Award Agreements evidencing Awards intended to qualify as Performance-Based Compensation shall contain such terms and conditions as may be necessary to meet the applicable provisions of Section 162(m) of the Code.

          (c)    Limitations Applicable to Section 16 Persons.    Notwithstanding any other provision of the Plan, the Plan, and any Award granted or awarded to any individual who is then subject to Section 16 of the Exchange Act, shall be subject to any additional limitations set forth in any applicable exemptive rule under Section 16 of the Exchange Act (including Rule 16b-3 of the Exchange Act and any amendments thereto) that are requirements for the application of such exemptive rule. To the extent permitted by Applicable Law, the Plan and Awards granted or awarded hereunder shall be deemed amended to the extent necessary to conform to such applicable exemptive rule.

          (d)   No Right to Employment; Voluntary Participation.    Neither this Plan nor any Awards shall confer on any Participant or other person: (i) any rights or claims under the Plan except in accordance with the provisions of the Plan and the applicable Program or Award Agreement; (ii) any right with respect to continuation of employment by the Company or any Subsidiary or engagement as a Consultant or Director, nor shall they interfere in any way with the right of the Company or any Subsidiary that employs or engages a Participant to terminate that person's employment or engagement at any time with or without cause; (iii) any right to be selected to participate in the Plan or to be granted an Award; or (iv) any right to receive any bonus, whether payable in cash or in Shares, or in any combination thereof, from the Company or its subsidiaries, nor be construed as limiting in any way the right of the Company or its subsidiaries to determine, in its sole discretion, whether or not it shall pay any employee or consultant bonus, and, if so paid, the amount thereof and the manner of such payment.

          (e)    Foreign Holders.    Notwithstanding any provision of the Plan to the contrary, in order to comply with the laws in countries other than Canada or the United States in which the Company and its Subsidiaries operate or have Employees, Non-Employee Directors or Consultants, or in order to comply with the requirements of any securities exchange outside Canada or the United States, the Administrator, in its sole discretion, shall have the power and authority to: (i) determine which Subsidiaries shall be covered by the Plan; (ii) determine which Eligible Individuals outside Canada and the United States are eligible to participate in the Plan; (iii) modify the terms and conditions of any Award granted to Eligible Individuals outside Canada and the United States to comply with applicable foreign laws or listing requirements of any such foreign securities exchange; (iv) establish subplans and modify exercise procedures and other terms and procedures, to the extent such actions may be necessary or advisable (any such subplans and/or modifications shall be attached to the Plan as appendices); provided, however, that no such subplans and/or modifications shall increase the share limitations contained in Sections 3(a) and 3(b); and (v) take any action, before or after an Award is made, that it deems advisable to obtain approval or comply with any necessary local governmental regulatory exemptions or approvals or listing requirements of any such foreign securities exchange. Notwithstanding the foregoing, the Administrator may not take any actions hereunder, and no Awards shall be granted, that would violate Applicable Law. For purposes of the Plan, all references to foreign laws, rules, regulations or taxes shall be references to the laws, rules, regulations and taxes of any applicable jurisdiction other than Canada and the United States or a political subdivision thereof.

          (f)    Non-Employee Director Awards.    The Administrator, in its sole discretion, may provide that Awards granted to Non-Employee Directors shall be granted pursuant to a written nondiscretionary formula established by the Administrator (the "Non-Employee Director Equity Compensation Policy"), subject to the limitations of the Plan. The Non-Employee Director Equity Compensation Policy shall set forth the type of Award(s) to be granted to Non-Employee Directors, the number of Shares to be subject to Non-Employee Director Awards, the conditions on which such Awards shall be granted, become exercisable and/or payable and expire, and such other terms and conditions as the Administrator shall determine in its sole discretion. The Non-Employee Director Equity Compensation Policy may be modified by the Administrator from time to time in its sole discretion.

          (g)   Stand-Alone and Tandem Awards.    Awards granted pursuant to the Plan may, in the sole discretion of the Administrator, be granted either alone, in addition to, or in tandem with, any other Award granted pursuant to the Plan. Awards granted in addition to or in tandem with other Awards may be granted either at the same time as or at a different time from the grant of such other Awards.

          (h)    Payment.    Subject to the provisions of any particular Award, the Administrator shall determine the methods by which payments by any Participant with respect to any Awards granted under the Plan shall be made, including, without limitation: (i) cash or check, (ii) Shares (including, in the case of payment of the exercise price of an Award, Shares issuable pursuant to the exercise of the Award, provided that Canadian Employee Participants shall not be entitled to pay the exercise price with any Shares issued pursuant to the exercise of an Option or Warrant in the preceding two year period) or Shares held for such period of time as may be required by the Administrator in order to avoid adverse accounting consequences, in each case, having a Fair Market Value on the date of delivery equal to the aggregate payments required, (iii) delivery of a written or electronic notice that the Participant has placed a market sell order with a broker acceptable to the Company with respect to Shares then issuable upon exercise or vesting of an Award, and that the broker has been directed to pay a sufficient portion of the net proceeds of the sale to the Company in satisfaction of the aggregate payments required; provided that payment of such proceeds is then made to the Company upon settlement of such sale, or (iv) other form of legal consideration acceptable to the Administrator in its sole discretion. The Administrator shall also determine the methods by which Shares shall be delivered or deemed to be delivered to Participants. Notwithstanding any other provision of the Plan to the contrary, no Participant who is a Director or an "executive officer" of the Company within the meaning of either the OSA or Section 13(k) of the Exchange Act shall be permitted to make payment with respect to any Awards granted under the Plan, or continue any extension of credit with respect to such payment, with a loan from the Company or a Subsidiary or a loan arranged by the Company or a Subsidiary in violation of Section 13(k) of the Exchange Act.

          (i)     Transferability of Awards.

               (i)  Except as otherwise provided in Section 10(i)(ii):

              (A)   No Award under the Plan may be sold, pledged, assigned or transferred in any manner other than by will or the laws of descent and distribution or, subject to the consent of the Administrator, pursuant to a DRO or other order of a court of competent jurisdiction, unless and until such Award has been exercised, or the Shares underlying such Award have been issued, and all restrictions applicable to such Shares have lapsed;

              (B)    No Award or interest or right therein shall be liable for the debts, contracts or engagements of the Participant or the Participant's successors in interest or shall be subject to disposition by transfer, alienation, anticipation, pledge, hypothecation, encumbrance, assignment or any other means whether such disposition be voluntary or involuntary or by operation of law by judgment, levy, attachment, garnishment or any other legal or equitable proceedings (including bankruptcy), and any attempted disposition thereof shall be null and void and of no effect, except to the extent that such disposition is permitted by Section 10(i)(i)(A); and

              (C)   During the lifetime of the Participant, only the Participant may exercise an Award (or any portion thereof) granted to such Participant under the Plan, unless it has been disposed of pursuant to a DRO or other order of a court of competent jurisdiction; after the death of the Participant, any exercisable portion of an Award may, prior to the time when such portion becomes unexercisable under the Plan or the applicable Program or Award Agreement, be exercised by the Participant's personal representative or by any person empowered to do so under the deceased Participant's will or under the then-applicable laws of descent and distribution.

              (ii)  Notwithstanding Section 10(i)(i), a Participant may, in the manner determined by the Administrator, designate a beneficiary to exercise the rights of the Participant and to receive any distribution with respect to any Award upon the Participant's death. A beneficiary, legal guardian, legal representative, or other person claiming any rights pursuant to the Plan is subject to all terms and conditions of the Plan and any Program or Award Agreement applicable to the Participant, except to the extent the Plan, the Program and the Award Agreement otherwise provide, and to any additional restrictions deemed necessary or appropriate by the Administrator. If the Participant is married, in a common law relationship, or a domestic partner in a domestic partnership qualified under Applicable Law and resides in a community property state, a designation of a person other than the Participant's spouse or domestic partner, as applicable, as the Participant's beneficiary with respect to more than 50% of the Participant's interest in the Award shall not be effective without the prior written or electronic consent of the Participant's spouse or domestic partner. If no beneficiary has been designated or survives the Participant, payment shall be made to the person entitled thereto pursuant to the Participant's will or the laws of descent and distribution. Subject to the foregoing, a beneficiary designation may be changed or revoked by a Participant at any time; provided that the change or revocation is filed with the Administrator prior to the Participant's death. Notwithstanding any other provision of the Plan, the beneficiary of a Canadian Participant in respect of Deferred Share Units shall be a dependent or relation of the Canadian Participant or the legal representative of the Canadian Participant (within the meaning of the Tax Act).

          (j)     Conditions to Issuance of Shares.

               (i)  Notwithstanding anything herein to the contrary, the Company shall not be required to issue or deliver any certificates or make any book entries evidencing Shares pursuant to the exercise of any Award, unless and until the Board or the Committee has determined, with advice of counsel, that the issuance of such Shares is in compliance with Applicable Law and the Shares are covered by, as applicable: (A) an effective registration statement or applicable exemption from registration pursuant to Applicable Securities Laws in the United States; and (B) an exemption from the prospectus requirements pursuant to Applicable Securities Laws in Canada. In addition to the terms and conditions provided herein, the Board or the Committee may require that a Participant make such reasonable covenants, agreements and representations as the Board or the Committee, in its sole discretion, deems advisable in order to comply with Applicable Law.

              (ii)  All share certificates delivered pursuant to the Plan and all Shares issued pursuant to book entry procedures are subject to any stop-transfer orders and other restrictions as the Administrator deems necessary or advisable to comply with Applicable Law. The Administrator may place legends on any share certificate or book entry to reference restrictions applicable to the Shares.

             (iii)  The Administrator shall have the right to require any Participant to comply with any timing or other restrictions with respect to the settlement, distribution or exercise of any Award, including a window-period limitation, as may be imposed in the sole discretion of the Administrator.

             (iv)  No fractional Shares shall be issued and the Administrator, in its sole discretion, shall determine whether cash shall be given in lieu of fractional Shares or whether such fractional Shares shall be eliminated by rounding down.

              (v)  Notwithstanding any other provision of the Plan, unless otherwise determined by the Administrator or required by Applicable Law, the Company shall not deliver to any Participant certificates evidencing Shares issued in connection with any Award and instead such Shares shall be recorded in the books of the Company (or, as applicable, its transfer agent or plan administrator).

          (k)    Forfeiture and Claw-Back Provisions.    Pursuant to its general authority to determine the terms and conditions applicable to Awards under the Plan, the Administrator shall have the right to provide, in an Award Agreement or otherwise, or to require a Participant to agree by separate written or electronic instrument, that:

               (i)  Any proceeds, gains or other economic benefit actually or constructively received by the Participant upon any receipt or exercise of the Award, or upon the receipt or resale of any Shares underlying the Award, shall be paid to the Company, and (ii) the Award shall terminate and any unexercised portion of the Award (whether or not vested) shall be forfeited, if (x) a termination of Continuous Status as an Employee, Director or Consultant occurs prior to a specified date, or within a specified time period following receipt or exercise of the Award, or (y) the Participant at any time, or during a specified time period, engages in any activity in competition with the Company, or which is inimical, contrary or harmful to the interests of the Company, as further defined by the Administrator or (z) the Participant incurs a termination of Continuous Status as an Employee, Director or Consultant for "cause" (as such term is defined in the sole discretion of the Administrator, or as set forth in a written agreement relating to such Award between the Company and the Participant); and

              (ii)  All Awards (including any proceeds, gains or other economic benefit actually or constructively received by the Participant upon any receipt or exercise of any Award or upon the receipt or resale of any

    Shares underlying the Award) shall be subject to the provisions of any claw-back policy implemented by the Company, including, without limitation, any claw-back policy adopted to comply with the requirements of Applicable Law, including without limitation the Dodd-Frank Wall Street Reform and Consumer Protection Act and any rules or regulations promulgated thereunder, to the extent set forth in such claw-back policy and/or in the applicable Award Agreement.

          (l)     Prohibition on Repricing.    Subject to Section 13 and Section 15, the Administrator shall not, without the approval of the shareholders of the Company, (i) authorize the amendment of any outstanding Option or Warrant to reduce its exercise or purchase price per Share, or (ii) cancel any Option or Warrant in exchange for cash or another Award when the Option or Warrant exercise or purchase price per share exceeds the Fair Market Value of the underlying Shares. Subject to Section 13, the Administrator shall have the authority, without the approval of the shareholders of the Company, to amend any outstanding Award to increase the exercise or purchase price per Share or to cancel and replace an Award with the grant of an Award having an exercise or purchase price per share that is greater than or equal to the price per share of the original Award. Furthermore, for purposes of this Section 10(l), except in connection with a corporate transaction involving the Company (including, without limitation, any share dividend, share split, share consolidation, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination or exchange of shares), the terms of outstanding Awards may not be amended to reduce the exercise or purchase price per share of outstanding Options or Warrants or cancel outstanding Options or Warrants in exchange for cash, other Awards, Options or Warrants with an exercise or purchase price per share that is less than the exercise or purchase price per share of the original Options or Warrants without the approval of the Shareholders of the Company.

          (m)  Investment Representations.    The Company may require any Participant, or any person to whom an Award is transferred, as a condition of exercising such Award, to (i) give written assurances satisfactory to the Company as to such person's knowledge and experience in financial and business matters or to employ a purchaser representative reasonably satisfactory to the Company who is knowledgeable and experienced in financial and business matters, and that he or she is capable of evaluating, alone or together with the purchaser representative, the merits and risks of exercising the Option or Warrant or receiving such Share, and (ii) to give written assurances satisfactory to the Company stating that such person is acquiring the Share for such person's own account and not with any present intention of selling or otherwise distributing the Share. The foregoing requirements, and any assurances given pursuant to such requirements, shall not apply if (1) the issuance of the Share has been registered under a then currently effective registration statement under the Securities Act, or (2) counsel for the Company determines as to any particular requirement that such requirement need not be met in the circumstances under Applicable Securities Laws. The Company may, with the advice of its counsel, place such legends on Share certificates issued under the Plan as the Company deems necessary or appropriate to comply with Applicable Securities Laws, including, but not limited to, legends restricting the transfer of the Share.

11.   PROVISIONS APPLICABLE TO AWARDS INTENDED TO QUALIFY AS PERFORMANCE-BASED COMPENSATION FOR US PARTICIPANTS.

          (a)    Purpose.    The Committee, in its sole discretion, may determine at the time an Award is granted or at any time thereafter whether such Award is intended to qualify as Performance-Based Compensation. If the Committee, in its sole discretion, decides to grant such an Award to an Eligible Individual that is intended to qualify as Performance-Based Compensation (other than an Option or Warrant), then the provisions of this Section 11 shall control over any contrary provision contained in the Plan. The Administrator, in its sole discretion, may grant Awards to other Eligible Individuals that are based on Performance Criteria or Performance Goals or any such other criteria and goals as the Administrator shall establish, but that do not satisfy the requirements of this Section 11 and that are not intended to qualify as Performance-Based Compensation. Unless otherwise specified by the Committee at the time of grant, the Performance Criteria with respect to an Award intended to be Performance-Based Compensation payable to a Covered Employee shall be determined on the basis of Applicable Accounting Standards.

          (b)   Applicability.    The grant of an Award to an Eligible Individual for a particular Performance Period shall not require the grant of an Award to such Eligible Individual in any subsequent Performance Period and the grant of an Award to any one Eligible Individual shall not require the grant of an Award to any other Eligible Individual in such period or in any other period.

          (c)    Types of Awards.    Notwithstanding anything in the Plan to the contrary, the Committee may grant any Award to an Eligible Individual intended to qualify as Performance-Based Compensation, including, without limitation, Restricted Shares the restrictions with respect to which lapse upon the attainment of specified Performance Goals, Restricted Share Units that vest and become payable upon the attainment of specified Performance Goals and any Performance Awards described in Section 12 that vest or become exercisable or payable upon the attainment of one or more specified Performance Goals; provided that such Awards granted to Canadian Participants shall also have the terms and conditions specified in the Plan.

          (d)   Procedures with Respect to Performance-Based Awards.    To the extent necessary to comply with the requirements of Section 162(m)(4)(C) of the Code, with respect to any Award granted to one or more Eligible Individuals which is intended to qualify as Performance-Based Compensation, no later than 90 days following the commencement of any Performance Period or any designated fiscal period or period of service (or such earlier time as may be required under Section 162(m) of the Code), the Committee shall, in writing, (i) designate one or more Eligible Individuals, (ii) select the Performance Criteria applicable to the Performance Period, (iii) establish the Performance Goals, and amounts of such Awards, as applicable, which may be earned for such Performance Period based on the Performance Criteria, and (iv) specify the relationship between Performance Criteria and the Performance Goals and the amounts of such Awards, as applicable, to be earned by each Covered Employee for such Performance Period. Following the completion of each Performance Period, the Committee shall certify in writing whether and the extent to which the applicable Performance Goals have been achieved for such Performance Period. In determining the amount earned under such Awards, the Committee shall have the right to reduce or eliminate (but not to increase) the amount payable at a given level of performance to take into account additional factors that the Committee may deem relevant, including the assessment of individual or corporate performance for the Performance Period.

          (e)    Payment of Performance-Based Awards.    Unless otherwise provided in the applicable Program or Award Agreement and only to the extent otherwise permitted by Section 162(m) of the Code, as to an Award that is intended to qualify as Performance-Based Compensation, the US Participant must be employed by the Company or a Subsidiary throughout the Performance Period. Unless otherwise provided in the applicable Performance Goals, Program or Award Agreement, a Participant shall be eligible to receive payment pursuant to such Awards for a Performance Period only if and to the extent the Performance Goals for such period are achieved.

          (f)    Additional Limitations.    Notwithstanding any other provision of the Plan and except as otherwise determined by the Administrator, any Award which is granted to an Eligible Individual and is intended to qualify as Performance-Based Compensation shall be subject to any additional limitations set forth in Section 162(m) of the Code or any regulations or rulings issued thereunder that are requirements for qualification as Performance-Based Compensation, and the Plan and the applicable Program and Award Agreement shall be deemed amended to the extent necessary to conform to such requirements.

12.   AWARD OF PERFORMANCE AWARDS, DIVIDEND EQUIVALENTS, SHARE PAYMENTS.

          (a)    Performance Awards.

               (i)  The Administrator is authorized to grant Performance Awards, including Awards of Performance Share Units, to any Eligible Individual and to determine whether such Performance Awards shall be Performance-Based Compensation. The value of Performance Awards, including Performance Share Units, may be linked to any one or more of the Performance Criteria or other specific criteria determined by the Administrator, in each case on a specified date or dates or over any period or periods and in such amounts as may be determined by the Administrator. Performance Awards, including Performance Share Unit awards may be paid in cash, Shares, or a combination of cash and Shares, as determined by the Administrator. Performance Share Units granted to Canadian Employee Participants shall have terms and conditions necessary to ensure that such Performance Share Units comply, at all times, with the requirements of paragraph (k) or (l) of the exception to the definition of "salary deferral arrangement" in subsection 248(1) of the Tax Act or are governed by the provisions of section 7 of the Tax Act.

              (ii)  Without limiting Section 12(a)(i), the Administrator may grant Performance Awards to any Eligible Individual in the form of a cash bonus payable upon the attainment of objective Performance Goals, or such other criteria, whether or not objective, which are established by the Administrator, in each case on a specified date or dates or over any period or periods determined by the Administrator. Any such bonuses paid to a Participant which are intended to be Performance-Based Compensation shall be based upon objectively determinable bonus formulas established in accordance with the provisions of Section 11.

          (b)   Dividend Equivalents.

               (i)  Dividend Equivalents may be granted by the Administrator based on dividends declared on the Shares, to be credited as of dividend payment dates with respect to dividends with record dates that occur during the period between the date an Award is granted to a Participant and the date such Award vests, is exercised, is distributed or expires, as determined by the Administrator. Such Dividend Equivalents shall be converted to cash or additional Shares by such formula and at such time and subject to such restrictions and limitations as may be determined by the Administrator. In addition, Dividend Equivalents with respect to an Award with performance-based vesting that are based on dividends paid prior to the vesting of such Award shall only be paid out to the Participant to the extent that the performance-based vesting conditions are subsequently satisfied and the Award vests.

              (ii)  Notwithstanding the foregoing, no Dividend Equivalents shall be payable with respect to Options or Warrants.

             (iii)  Dividend Equivalents, if any, granted to Canadian Participants shall be granted as a bonus for services rendered in the year of payment.

          (c)    Share Payments.    The Administrator is authorized to make Share Payments to any Eligible Individual. The number or value of Shares of any Share Payment shall be determined by the Administrator and may be based upon one or more Performance Criteria or any other specific criteria, including service to the Company or any Subsidiary, determined by the Administrator. Shares underlying a Share Payment which is subject to a vesting schedule or other conditions or criteria set by the Administrator shall not be issued until those conditions have been satisfied. Unless otherwise provided by the Administrator, a Participant of a Share Payment shall have no rights as a Company Shareholder with respect to such Share Payment until such time as the Share Payment has vested and the Shares underlying the Award have been issued to the Participant. Share Payments may, but are not required to, be made in lieu of base salary, bonus, fees or other cash compensation otherwise payable to such Eligible Individual.

          (d)   Term.    Subject to the foregoing provisions of this Section 12, the term of a Performance Award, Dividend Equivalent award and/or a Share Payment award shall be established by the Administrator in its sole discretion.

          (e)    Purchase Price.    The Administrator may establish the purchase price of a Performance Award or Shares distributed as a Share Payment award.

          (f)    Termination of Continuous Status as an Employee, Director or Consultant.    A Performance Award, Share Payment award and/or a Dividend Equivalent award is distributable only while the Participant is an Employee, Director or Consultant, as applicable. The Administrator, however, in its sole discretion, may provide that the Performance Award, Dividend Equivalent award and/or Share Payment award may be distributed subsequent to a termination of Continuous Status as an Employee, Director or Consultant in certain events, including a Change in Control, the Participant's death, retirement or Disability or any other specified termination of Continuous Status as an Employee, Director or Consultant.

13.   ADJUSTMENTS ON CERTAIN EVENTS.

          (a)    In the event of any share dividend, share split, share consolidation, combination or exchange of shares, merger, consolidation or other distribution (other than normal cash dividends) of Company assets to Shareholders, or any other change affecting the Shares or price of the Shares other than an Equity Restructuring, the Administrator may make equitable adjustments, if any, to reflect such change with respect to: (i) the aggregate number and kind of shares that may be issued under the Plan (including, but not limited to, adjustments of the limitations in Sections 3(a) and 3(b) on the maximum number and kind of shares which may be issued under the Plan, and adjustments of the Award Limit); (ii) the number and kind of shares (or other securities or property) subject to outstanding Awards; (iii) the number and kind of shares (or other securities or property) that may be issued by a single officer under the Plan; (iv) the terms and conditions of any outstanding Awards (including, without limitation, any applicable performance targets or criteria with respect thereto); and (v) the grant or exercise price per share for any outstanding Awards under the Plan. Any adjustment affecting an Award intended as Performance-Based Compensation shall be made consistent with the requirements of Section 162(m) of the Code. Any adjustment to an Option granted to a Canadian Employee Participant shall be made consistent with the requirements of subsection 7(1.4) of the Tax Act.

          (b)   In the event of any transaction or event described in Section 13(a) or any unusual or nonrecurring transactions or events affecting the Company, any Subsidiary of the Company, or the financial statements of the Company or any Subsidiary, or of changes in Applicable Law or accounting principles, the Administrator, in its sole discretion, and on such terms and conditions as it deems appropriate, either by the terms of the Award or by action taken prior to the occurrence of such transaction or event and either automatically or upon the Participant's request, is hereby authorized to take any one or more of the following actions whenever the Administrator determines that such action is appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan or with respect to any Award under the Plan, to facilitate such transactions or events or to give effect to such changes in laws, regulations or principles:

               (i)  To provide for either (A) termination of any such Award in exchange for an amount of cash, if any, equal to the amount that would have been attained upon the exercise of such Award or realization of the Participant's rights (and, for the avoidance of doubt, if as of the date of the occurrence of the transaction or event described in this Section 13 the Administrator determines in good faith that no amount would have been attained upon the exercise of such Award or realization of the Participant's rights, then such Award may be terminated by the Company without payment) or (B) the replacement of such Award with other rights or property selected by the Administrator, in its sole discretion, having an aggregate value not exceeding the amount that could have been attained upon the exercise of such Award or realization of the Participant's rights had such Award been currently exercisable or payable or fully vested;

              (ii)  To provide that such Award be assumed by the successor or survivor corporation, or a parent or subsidiary thereof, or shall be substituted for by similar options, rights or awards covering the shares of the successor or survivor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and prices;

             (iii)  To make adjustments in the number and type of shares of the Company (or other securities or property) subject to outstanding Awards, and in the number and kind of outstanding Restricted Shares and/or in the terms and conditions of (including the grant or exercise price), and the criteria included in, outstanding Awards and Awards which may be granted in the future;

             (iv)  To provide that such Award shall be exercisable or payable or fully vested with respect to all Shares covered thereby, notwithstanding anything to the contrary in the Plan or the applicable Program or Award Agreement; and

              (v)  To provide that the Award cannot vest, be exercised or become payable after such event.

          (c)    In connection with the occurrence of any Equity Restructuring, and notwithstanding anything to the contrary in Section 13(a) and 13(b):

               (i)  The number and type of securities subject to each outstanding Award and the exercise price or grant price thereof, if applicable, shall be equitably adjusted; and/or

              (ii)  The Administrator shall make such equitable adjustments, if any, as the Administrator, in its sole discretion, may deem appropriate to reflect such Equity Restructuring with respect to the aggregate number and kind of shares that may be issued under the Plan (including, but not limited to, adjustments of the limitations in Sections 3(a) and 3(b) on the maximum number and kind of shares which may be issued under the Plan, and adjustments of the Award Limit). The adjustments provided under this Section 13(c) shall be nondiscretionary and shall be final and binding on the affected Participant and the Company.

          (d)   The Administrator, in its sole discretion, may include such further provisions and limitations in any Award, agreement or certificate, as it may deem equitable and in the best interests of the Company that are not inconsistent with the provisions of the Plan.

          (e)    With respect to Awards which are granted to Covered Employees and are intended to qualify as Performance-Based Compensation, no adjustment or action described in this Section 13 or in any other provision of the Plan shall be authorized to the extent that such adjustment or action would cause such Award to fail to so qualify as Performance-Based Compensation, unless the Administrator determines that the Award should not so qualify. No adjustment or action described in this Section 13 or in any other provision of the Plan shall be authorized to the extent that such adjustment or action would cause the Plan to violate Section 422(b)(1) of the Code. Furthermore, no such adjustment or action shall be authorized to the extent such adjustment or action would result in short-swing profits liability under Section 16 of the Exchange Act or violate the exemptive conditions of Rule 16b-3 unless the Administrator determines that the Award is not to comply with such exemptive conditions.

          (f)    The existence of the Plan, the Program, the Award Agreement and the Awards granted hereunder shall not affect or restrict in any way the right or power of the Company or the shareholders of the Company to make or authorize any adjustment, recapitalization, reorganization or other change in the Company's capital structure or its business, any merger or consolidation of the Company, any issue of shares or of options, warrants or rights to purchase shares or of bonds, debentures, preferred or prior preference shares whose rights are superior to or affect the Shares or the rights thereof or which are convertible into or exchangeable for Shares, or the dissolution or liquidation of the Company, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.

          (g)   No action shall be taken under this Section 13 which shall cause an Award granted to a US Participant to fail to be exempt from or comply with Section 409A of the Code or the Treasury Regulations thereunder. No action shall be taken under this Section 13 which shall cause any Option granted to a Canadian Employee Participant to fail to be governed by the provisions of section 7 of the Tax Act or which shall cause any Restricted Share Unit or Performance Share Unit granted to a Canadian Employee Participant to cease to qualify with the requirements for the exception in paragraph (k) of the definition of "salary deferral arrangement in subsection 248(1) of the Tax Act or which shall cause any Deferred Share Unit to cease to qualify with the requirements for the exception in Regulation 6801(d) and paragraph (l) of the definition of "salary deferral arrangement" in subsection 248(l) of the Tax Act.

          (h)    In the event of any pending share dividend, share split, share consolidation, combination or exchange of shares, merger, consolidation or other distribution (other than normal cash dividends) of Company assets to shareholders, or any other change affecting the Shares or the price of the Shares including any Equity Restructuring, for reasons of administrative convenience, the Administrator, in its sole discretion, may refuse to permit the exercise of any Award during a period of up to thirty (30) days prior to the consummation of any such transaction.

          (i)     No Effect on Powers of Board or Shareholders.    The existence of the Plan and any Awards granted hereunder shall not affect in any way the right or power of the Board or the Shareholders of the Company to make or authorize any adjustment, recapitalization, reorganization or other change in the capital structure or business of the Company or any of its subsidiaries, any merger or consolidation of the Company or a subsidiary of the Company, any issue of debt, preferred or prior preference Share ahead of or affecting Share, the authorization or issuance of additional Shares, the dissolution or liquidation of the Company or its subsidiaries, any sale or transfer of all or part of its assets or business or any other corporate act or proceeding.

          (j)     Fractional Shares.    All calculations under this Section 13 shall be, in the case of exercise price, rounded up to the nearest cent or, in the case of shares, rounded down to the nearest one-hundredth of a share, but in no event shall the Company be obligated to issue any fractional share.

          (k)    Uniformity of Actions Not Required.    Any actions or determinations by the Board under this Section 13 need not be uniform as to all outstanding Awards, and need not treat all Participants identically.

14.   TAX WITHHOLDING OBLIGATIONS.

          (a)    Tax Withholding.    The Company or any Subsidiary shall have the authority and the right to deduct or withhold, or require a Participant to remit to the Company or Subsidiary, an amount sufficient to satisfy federal, provincial, state, local and foreign taxes (including the Participant's FICA, Canada Pension Plan contributions, employment tax, Employment Insurance (Canada) premiums, or other social security contribution obligation) required by law to be withheld with respect to any taxable event concerning a Participant arising as a result of the Plan. The Administrator, in its sole discretion and in satisfaction of the foregoing requirement, may withhold, or allow a Participant to elect to have the Company withhold, Shares otherwise issuable under an Award (or allow the surrender of Shares). The number of Shares which may be so withheld or surrendered shall be limited to the number of Shares which have a fair market value on the date of withholding or repurchase equal to the aggregate amount of such liabilities based on the minimum statutory withholding rates for federal, provincial, state, local and foreign income tax and payroll tax purposes that are applicable to such supplemental taxable income. The Administrator shall determine the fair market value of the Shares, consistent with applicable provisions of the Plan, the Code and the Tax Act, for tax withholding obligations due in connection with a broker-assisted cashless Option or Warrant exercise involving the sale of Shares to pay the Option or Warrant exercise price or any tax withholding obligation.

15.   AMENDMENT, TERMINATION OR SUSPENSION OF THE PLAN.

          (a)    Amendment, Termination or Suspension of Plan.    Except as otherwise provided in Section 15(b), the Plan or any Award may be wholly or partially amended or otherwise modified, suspended or terminated at any time or from time to time by the Board or the Committee, including, without limitation, for any of the following types of amendments or modifications:

               (i)  amendments for the purpose of curing any ambiguity, error or omission in the Plan or Award or to correct or supplement any provision of the Plan or Award that is inconsistent with any other provision of the Plan or Award;

              (ii)  amendments necessary to comply with Applicable Law or the requirements of any stock exchange on which the Shares are listed;

             (iii)  amendments to the Plan respecting administration of the Plan;

             (iv)  amendments of a "housekeeping" nature;

              (v)  changes to the terms and conditions on which Awards may be or have been granted pursuant to the Plan;

             (vi)  amendments to the treatment of Awards on ceasing Continuous Status as an Employee, Director or Consultant;

            (vii)  a change to the termination provisions of Awards which does not entail an extension beyond the original expiry date;

           (viii)  any amendment to give effect to Section 13;

             (ix)  any amendment to ensure that Awards granted under the Plan will comply with any provisions of the Code or the Tax Act respecting employee security based compensation arrangements; and

              (x)  any amendment to an Award that is not exercisable into, settled with, or involve the issuance of, Shares.

          (b)   Without approval of the Company's Shareholders, no action of the Administrator, or amendment or modification of the Plan may:

               (i)  increase the limits imposed in Section 3(a) on the maximum number of Shares which may be issued under the Plan,

              (ii)  reduce the price per share of any outstanding Option or Warrant granted under the Plan, reduce any purchase price for any other Award as set at the time of grant, or take any action prohibited under Section 10(l),

             (iii)  extend the term of any Award;

             (iv)  make any amendment to remove or exceed the Insider and Non-Employee Director Participation Limits;

              (v)  cancel any Option or Warrant in exchange for cash or another Award when the Option or Warrant price per share exceeds the Fair Market Value of the underlying Share;

             (vi)  make any amendment which would permit Awards granted under the Plan to be transferable or assignable other than for normal estate settlement purposes or as otherwise permitted in Section 10(i); or

            (vii)  amend Section 15(a) or Section 15(b).

          (c)    Amendment of Awards.    Subject to compliance with the rules of any stock exchange on which the Shares are listed, the Board may amend the terms of any Award previously granted, including any Award Agreement, retroactively or prospectively, but no such amendment shall materially impair the previously accrued rights of any Participant with respect to any such Award without his or her written consent. Except as provided in Section 10(k) and Section 18(h), no amendment, suspension or termination of the Plan shall, without the consent of the Participant, impair any rights or obligations under any Award theretofore granted or awarded, unless the Award itself otherwise expressly so provides.

16.   COMPLIANCE WITH APPLICABLE SECURITIES LAWS

          (a)    Compliance with Section 16 of the Exchange Act.    So long as a class of the Company's equity securities is registered under Section 12 of the Exchange Act, the Company intends that the Plan shall comply in all respects with Rule 16b-3 with respect to US Participants. If during such time any provision of this Plan concerning US Participants is found not to be in compliance with Rule 16b-3, that provision shall be deemed to have been amended or deleted as and to the extent necessary to comply with Rule 16b-3, and the remaining provisions of the Plan shall continue in full force and effect without change. All transactions under the Plan with respect to US Participants during such time shall be executed in accordance with the requirements of Section 16 of the Exchange Act and the applicable regulations promulgated thereunder.

          (b)   The obligation of the Company to issue and deliver Shares pursuant to Awards in accordance with the terms and conditions of the Plan is subject to Applicable Securities Laws and to the receipt of any approvals that may be required from any stock exchange on which the Shares are listed. If Shares cannot be issued pursuant to an Award for any reason whatsoever, the obligation of the Company to issue such Shares shall terminate and any monies paid to the Company in connection with the exercise of the Option will be returned to the Participant as soon as practicable.

17.   LIMITATION OF LIABILITY AND INDEMNIFICATION.

          (a)    Contractual Liability Limitation.    Any liability of the Company or its subsidiaries to any Participant with respect to any Award shall be based solely on contractual obligations created by the Plan and the Award Agreements outstanding thereunder.

          (b)   Indemnification.    In addition to such other rights of indemnification as they may have as Directors or officers, Directors and officers to whom authority to act for the Board or the Company is delegated shall be indemnified by the Company against all reasonable expenses, including attorneys' fees, actually and necessarily incurred in connection with the defense of any action, suit or proceeding, or in connection with any appeal therein, to which they or any of them may be a party by reason of any action taken or failure to act under or in connection with the Plan, or any right granted hereunder, and against all amounts paid by them in settlement thereof (provided such settlement is approved by independent legal counsel selected by the Company) or paid by them in satisfaction of a judgment in any such action, suit or proceeding, except in relation to matters as to which it shall be adjudged in such action, suit or proceeding that such person is liable for gross negligence, bad faith or intentional misconduct in duties; provided, however, that within sixty (60) days after the institution of such action, suit or proceeding, such person shall offer to the Company, in writing, the opportunity at its own expense to handle and defend the same.

18.   MISCELLANEOUS

          (a)    No Shareholders Rights.    Except as otherwise provided herein, a Participant shall have none of the rights of a Shareholder with respect to Shares covered by any Award until the Participant becomes the record owner of such Shares.

          (b)   Paperless Administration.    In the event that the Company establishes, for itself or using the services of a third party, an automated system for the documentation, granting or exercise of Awards, such as a system using an internet website or interactive voice response, then the paperless documentation, granting or exercise of Awards by a Participant may be permitted through the use of such an automated system.

          (c)    Acceptance of Terms and Conditions of Plan.    By accepting any benefit under the Plan, each Participant and each person claiming under or through such Participant shall be conclusively deemed to have indicated their acceptance and ratification of, and consent to, all of the terms and conditions of the Plan and any action taken under the Plan by the Company, the Board or the Committee, in any case in accordance with the terms and conditions of the Plan.

          (d)   No Effect on Other Arrangements.    Neither the adoption of the Plan nor anything contained herein shall affect any other compensation or incentive plans or arrangements of the Company or its subsidiaries, or prevent or limit the right of the Company or any subsidiary to establish any other forms of incentives or compensation for their Employees, Directors or Consultants or grant or assume restricted Share or other rights otherwise than under the Plan. Nothing in the Plan shall be construed to limit the right of the Company or any Subsidiary: (i) to establish any other forms of incentives or compensation for Employees, Directors or Consultants of the Company or any Subsidiary, or (ii) to grant or assume options or other rights or awards otherwise than under the Plan in connection with any proper corporate purpose including without limitation, the grant or assumption of options in connection with the acquisition by purchase, lease, merger, consolidation or otherwise, of the business, shares or assets of any corporation, partnership, limited liability company, firm or association.

          (e)    Compliance with Laws.    The Plan, the granting and vesting of Awards under the Plan and the issuance and delivery of Shares and the payment of money under the Plan or under Awards granted or awarded hereunder are subject to compliance with all Applicable Law (including but not limited to Applicable Securities Laws and margin requirements), the rules of any stock exchange on which the Shares are listed, and to such approvals by any listing, regulatory or governmental authority as may, in the opinion of counsel for the Company, be necessary or advisable in connection therewith. Any securities delivered under the Plan shall be subject to such restrictions, and the person acquiring such securities shall, if requested by the Company, provide such assurances and representations to the Company as the Company may deem necessary or desirable to assure compliance with all Applicable Law. To the extent permitted by Applicable Law, the Plan and Awards granted or awarded hereunder shall be deemed amended to the extent necessary to conform to Applicable Law.

          (f)    Governing Law.    The Plan shall be governed by and construed in accordance with the laws of the province of Ontario, except with respect to those provisions of the Plan concerning the Code, which shall be governed by and construed in accordance with the laws of the State of Delaware as superceded by applicable United States federal law.

          (g)   Section 409A.    To the extent that the Administrator determines that any Award granted under the Plan is subject to Section 409A of the Code, the Program pursuant to which such Award is granted and the Award Agreement evidencing such Award shall incorporate the terms and conditions required by Section 409A of the Code. To the extent applicable, the Plan, the Program and any Award Agreements shall be interpreted in accordance with Section 409A of the Code and Department of Treasury regulations and other interpretive guidance issued thereunder, including without limitation any such regulations or other guidance that may be issued after the Effective Date. Notwithstanding any provision of the Plan to the contrary, in the event that following the Effective Date the Administrator determines that any Award may be subject to Section 409A of the Code and related Department of Treasury guidance (including such Department of Treasury guidance as may be issued after the Effective Date), the Administrator may adopt such amendments to the Plan and the applicable Program and Award Agreement or adopt other policies and procedures (including amendments, policies and procedures with retroactive effect), or take any other actions, that the Administrator determines are necessary or appropriate to (i) exempt the Award from Section 409A of the Code and/or preserve the intended tax treatment of the benefits provided with respect to the Award, or (ii) comply with the requirements of Section 409A of the Code and related Department of Treasury guidance and thereby avoid the application of any penalty taxes under such Section.

          (h)    No Rights to Awards.    No Eligible Individual or other person shall have any claim to be granted any Award pursuant to the Plan, and neither the Company nor the Administrator is obligated to treat Eligible Individuals, Participants or any other persons uniformly.

          (i)     Unfunded Status of Awards.    The Plan is intended to be an "unfunded" plan for incentive compensation. With respect to any payments not yet made to a Participant pursuant to an Award, nothing contained in the Plan or any Program or Award Agreement shall give the Participant any rights that are greater than those of a general creditor of the Company or any Subsidiary.

          (j)     Relationship to other Benefits.    No payment pursuant to the Plan shall be taken into account in determining any benefits under any pension, retirement, savings, profit sharing, group insurance, welfare or other benefit plan of the Company or any Subsidiary except to the extent otherwise expressly provided in writing in such other plan or an agreement thereunder.

          (k)    Expenses.    The expenses of administering the Plan shall be borne by the Company and its Subsidiaries.

          (l)     Blackout Periods.    If the date under any Award on which: (i) cash is to be issued in settlement of the Award, or (ii) Performance Criteria are to be evaluated by the Company, occurs during a Blackout Period or within three business days of the expiry of a Blackout Period applicable to the relevant Participant, then, subject to Section 8(b)(ii) in respect of Restricted Share Units and 9(i) in respect of Deferred Share Units, the settlement date or evaluation date, as applicable, shall be deemed to be the 10th business day after expiry of the Blackout Period, or such earlier date following the expiry of the Blackout Period as determined by the Administrator. Where a Blackout Period is continuing as of December 15th of the third year following the RSU Service Year in respect of Restricted Share Units or as of December 15th of the calendar year following the Triggering Event in respect of Deferred Share Units, the Restricted Share Units or Deferred Share Units, as the case may be, shall be paid out automatically on such December 15th date. Notwithstanding the foregoing, Shares may be issued in settlement of, or upon exercise of, an Award during a Blackout Period, provided that such Shares are subject to restrictions on trading in accordance with the Company's blackout policy.

Corporate Profile As one of North America’s largest full-service waste management companies, Progressive Waste Solutions Ltd. provides non-hazardous solid waste collection, transfer, recycling and disposal services to commercial, industrial, municipal and residential customers in 14 U.S. states and the District of Columbia and in six Canadian provinces. Our West and East segments, collectively our U.S. segments, operate in various service areas in the West, consisting of Texas, Louisiana, Oklahoma, Arkansas, Mississippi, Missouri and Illinois, and the East, consisting of Florida, New York, New Jersey, Pennsylvania, Maryland, Virginia, South Carolina and the District of Columbia. Our North segment, representing our Canadian business, provides services in the provinces of British Columbia, Alberta, Manitoba, Ontario, and Quebec, as well as disposal services in the province of Saskatchewan. The Company’s shares are listed on the New York and Toronto Stock Exchanges under the symbol BIN. Corporate Office and Canadian Headquarter Office Progressive Waste Solutions 400 Applewood Crescent, 2nd Floor Vaughan, Ontario L4K 0C3 Canada Phone: 905.532.7510 Fax: 905.532.7580 Investor Relations For further information about Progressive Waste Solutions or to be placed on the mailing list for news releases, please contact: Investor Relations Phone: 905.532.7510 investorrelations@progressivewaste.com U.S. Headquarter Office 2301 Eagle Parkway, Suite 200 Fort Worth, Texas 76177 U.S.A. Phone: 817.632.4000 Fax: 817.632.4540 Stock Exchange Listing New York Stock Exchange Toronto Stock Exchange Trading Symbol: BIN Transfer Agent and Registrar Computershare Trust Company of Canada 100 University Avenue Toronto, Ontario M5J 2Y1 Canada Design Joele Frank Printing Merrill Corporation Canada

www.progressivewaste.com Any questions and requests for assistance may be directed to the Proxy Solicitation Agent: Phone: Fax: Kingsdale Shareholder Services North American Toll Free: 1.416.867.2271 The Exchange Tower 1.888.518.1556 Toll Free: 1.866.545.5580130 King Street West, Suite 2950 P.O. Box 361 Outside North America, Banks Email: Toronto, Ontario and Brokers Call Collect: contactus@kingsdaleshareholder.com M5X 1E2 1.416.867.2272 www.kingsdaleshareholder.com

KINGSDALE
Shareholder Services

Phone:
North American Toll Free:
1.888.518.1556

Outside North America, Banks and Brokers Call Collect:
1.416.867.2272

Fax:
1.416.867.2271
Toll Free: **1.866.545.5580**

Email:
contactus@kingsdaleshareholder.com

Kingsdale Shareholder Services
The Exchange Tower
130 King Street West, Suite 2950
P.O. Box 361
Toronto, Ontario
M5X 1E2
www.kingsdaleshareholder.com

www.progressivewaste.com

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